Exhibit 99.1

INTEGRATED REPORT AND ANNUAL ACCOUNTS 2021-22

COMMUNITIES

PLANET

WORKPLACE

TRANSFORMING

FOR GOOD

Transforming for Good

COMMUNITIES. PLANET. WORKPLACE.

For businesses across the world, transformation is no longer a choice. It is a necessity in the face of market instability, unprecedented disruptions, and growing human aspirations. As a natural resources company that operates globally, we are cognisant of this world in flux. We understand the need to transform in order to create more value, build new efficiencies and chart new pathways of growth. But for any transformation to be meaningful, a rethink is necessary on how we are creating value and how we can sustain this ability in the face of future disruptions.

To answer the question, we have gone back to our transformation ambition. We realise that for transformation to hold good for the long-term, it has to be broad-based, and it has to be for the greater good. Nothing ensures this more than the promotion of social equity and environmental justice. For a people-driven organisation like us, sustained by the wealth of our natural capital, and drawing our social licence to operate from our communities, environmental stewardship, ensuring social fairness, instituting best people practices, and guaranteeing all of this through good governance have always been an imperative. Our mission statement, which clearly lays down our new transformation ambition, reposits these environmental, social and governance (ESG) aspects at the fulcrum of our business strategy more firmly.

We will be striving to promote greater good by transforming our communities, our workplace and our planet. And we will be zealously monitoring and tracking the value we create through this transformation by measuring our progress against set targets. We will be working towards reducing our carbon emissions by 25% and emerging water positive by 2030, and achieving net zero by 2050. At the same time, we will strive to empower millions among our communities and our people by imparting relevant skills, opening up new growth opportunities and guaranteeing their health, safety and well-being. Through responsible business decisions and actions that safeguard the best interests of our stakeholders and promote social good, we will be future-proofing our business against unanticipated changes.

Magnet for transformation

and refined methods

of working

About the Report

FY2022 marks half a decade of integrated reporting, aligned to the content elements and guiding principles of the International Integrated Reporting <IR> Framework outlined by the International Integrated Reporting Council (IIRC), now the Value Reporting Foundation (VRF).

We commenced our integrated reporting journey in FY2018, with a view to communicating our approach to value creation and key outcomes to our stakeholders. The integrated reports are prepared to assist our stakeholders, primarily the providers of financial capital, to make an informed assessment of our ability to create value over the short, medium and long term. At Vedanta, we remain committed to disclosing relevant information pertaining to our material issues, with the highest standards of transparency and integrity, in line with our values.

Scope and boundary

The Integrated Report and Annual Accounts 2021-22 covers the reporting period from 1 April 2021 to 31 March 2022 and provides holistic information on Vedanta Limited (Vedanta, VEDL), a subsidiary of Vedanta Resources limited.

It provides an overview of operations across our business units, namely, zinc-lead-silver, oil & gas, aluminium, power, iron ore, steel, nickel and copper. Our assets are spread across India, South Africa and Namibia, and across the value chain comprising exploration, asset development, extraction, processing and value accretion activities. This report aims to provide a concise explanation of VEDL’s performance, strategy, value creation model, business outputs and outcomes using an interlinked, multi-capital approach. It includes measures of engagement with identified material stakeholder groups and outlines the organisation’s governance framework, together with our risk-mitigation strategy.

Approach to stakeholder engagement and materiality

Our stakeholders are those individuals or organisations who have an interest in, and/or whose actions impact our ability to execute our strategy. We periodically engage with different stakeholder groups and actively respond to their concerns and issues. This report contains information that we believe is of interest to our stakeholders and presents a discussion around matters that can impact our ability to create value over the short, medium and long term.

Annual accounts

This report should be read in conjunction with the annual accounts (page 304 to 548) to gain a complete picture of VEDL’s financial performance. The consolidated and standalone financial statements in this report have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under the Companies (Indian Accounting Standards) Rules, 2015 (as amended from time to time) and have been independently audited by S.R. Batliboi & Co. LLP. The Independent Auditors’ Report for both consolidated and standalone financials can be found on page 304 and 414 respectively.

Board and management assurance

The Board of Directors and the Company’s management acknowledge their responsibility to ensure the integrity of information covered in this report. They believe, to the best of their knowledge, that this report addresses all material issues and presents the integrated performance of VEDL and its impact in a fair and accurate manner. This report has therefore been authorised for release on 28 April 2022.

About Vedanta Limited

Vedanta Limited (VEDL), a subsidiary of Vedanta Resources Limited, is one of the world’s leading natural resources companies with interests in zinc-lead-silver, oil & gas, aluminium, power, iron ore, steel and copper, operating across India, South Africa and Namibia. We believe that large-scale environment conservation and community empowerment make our business intrinsically strong and future ready.

VEDL reporting suite

Vedanta Limited Sustainability Report (SR) 2020-21 Information coverage: Disclosures on triple bottom line performance Standards/guidelines used: Global Reporting Initiative (GRI) Standards

Vedanta Limited Tax Transparency Report (TTR) 2020-21

Information coverage: Voluntary disclosure of profits made and taxes paid (only Indian company to publish a TTR) Standards/guidelines used: Indian Accounting Standards (Ind AS)

Vedanta Limited Integrated Report (IR) and Annual Accounts 2020-21

Information coverage: Holistic disclosure of performance and strategy Standards/guidelines used: International Integrated Reporting <IR> Framework, Indian Accounting Standards (Ind AS), Indian Secretarial Standards

Vedanta Limited TCFD Report 2020 Information coverage: Climate-related financial disclosures Standards/guidelines used: Approach to climate action, climate strategy and climate risk management

Contents

1	Integrated thinking at Vedanta

2	Highlights FY2022

INTRODUCING VEDANTA

4	Vedanta at a glance

7	Operating structure

8	Asset overview

12	Our investment case

16	Case studies

PERFORMANCE REVIEW

24	Message from the Chairman

28	Message from the CEO

32	Key performance indicators

36	Value-creation model

38	Opportunities

42	Strategic priorities

50	Risk management

OUR BOARD AND MANAGEMENT

58	Board of Directors

62	Management Committee

64	Executive Committee

SUSTAINABILITY REVIEW

70	Our ESG strategy

96	Governance

98	Business Responsibility & Sustainability Report

107	Awards

MANAGEMENT DISCUSSION AND ANALYSIS

110	Market review

118	Segment review

125	Finance review

128	Operational review

STATUTORY REPORTS

164	Directors’ Report

244	Report on Corporate Governance

FINANCIAL STATEMENTS

304	Standalone Financials

414	Consolidated Financials

Empowering over 2.5 million families with enhanced skill sets; and uplifting over 100 million women and children through education, nutrition, healthcare and welfare.

Anil Agarwal
Chairman

Progressing on our low-carbon journey with ‘green’ aluminuim	Digitalisation to usher in the next

PG 16	PG 18

ABH technology serves in unlocking resources of the Barmer Hills Formation	Innovation for waste-to-value

PG 20	PG 22

Integrated Report	Statutory Reports	Financial Statements

Integrated thinking at Vedanta

At Vedanta, our integrated thinking process informs our decision-making, powers our business and ESG strategy, and enables us to deliver consistent value for all our stakeholders. Our integrated thinking process also forms the base for our ‘Transforming for Good’ mission.

WE ARE LED BY	Mission							Values

	To create a leading global natural resource Company							Trust · Entrepreneurship · Innovation Excellence · Integrity · Care · Respect

BUILDING ON	Capitals

	Financial capital		Natural capital			Intellectual capital		Manufactured capital			Social and Relationship capital		Human capital
FOCUSING ON	Material issues
	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12	M13	M14

PG 74

ENABLED BY	Strategic focus areas
	Continue to focus on world- class ESG performance					Augment our reserves and resource base					Operational excellence

	Optimise capital allocation and maintain strong balance sheet					Delivering on growth opportunities

PG 42

WITH A CONSTANT EYE ON

	PG 50								PG 38

CREATING CONSISTENT VALUE	For shareholders, investors and lenders					For local communities					For employees

	For industry					For governments					For civil societies

Integrated Report and Annual Accounts 2021-22      1

Highlights FY2022

FINANCIAL CAPITAL

We are focused on optimising capital allocation and maintaining a robust balance sheet while generating strong free cash flows. We also review all investments, taking into account the Group’s financial resources with a view to maximising returns to shareholders.

Key FY2022 outcomes

₹1,31,192 crore Revenues 51%

₹45,319 crore EBITDA	39% EBITDA margin[1]

~30% ROCE	₹24,299 crore Profit attributable to equity holders (before exceptional and one time gain) 95%
₹21,715 crore Free cash flow (FCF) post-capex

₹53,109 crore ₹32,130 crore Cash and cash equivalents	₹20,979 crore 0.5x Net debt/EBITDA lowest in 5 years

~₹54,165 crore Contribution to the national exchequer	AA Credit ratings with stable outlook, CRISIL and India Ratings (revised from AA-)

1. Excluding customs smelting at Copper India

MANUFACTURED CAPITAL

We invest in best-in-class equipment and machinery, both at our current operations and in our expansion projects to ensure we operate as efficiently and safely as possible. This also supports our strong and sustainable cash flow generation.

Key FY2022 outcomes

Highest ever production in zinc and aluminium

Zinc India	Zinc International
16.3 million tonnes	170 kt
Record mined metal
Record ore production 6% y-o-y	production at Gamsberg
18% y-o-y

1,017 kt
Highest ever annual mined	BMM Magnetite project
metal production	progressing well. First
5% y-o-y	production on track for Q2
FY2023
967 kt
Highest ever annual refined zinc-lead production
4% y-o-y

Aluminium	Power

2,268 kt	2.03 million tonnes
Record annual aluminium production	Highest ever import
substitute allocation at
Continue to be the largest	TSPL from CIL amongst
primary aluminium	all IPPs across India
producer in the country
TSPL is the first Vedanta
1,968 kt	site to become SUP
Record annual alumina production from	(Single Use Plastic) free
Uninterrupted Unit#3
Lanjigarh refinery	Operation at TSPL
7% y-o-y	for 160 days after
capital overhauling

US$1,858 per tonne
Hot metal costof production
38% y-o-y

Oil & Gas

161 kboepd
Average gross operated production

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Integrated Report	Statutory Reports	Financial Statements

MANUFACTURED CAPITAL

Oil & Gas (Contd.)

Key growth projects update

•	Infill drilling commenced to sustain volumes in Mangala, Tight Oil (ABH), Tight Gas (RDG), Satellite Field (NI) and Offshore (Cambay)

•	38 wells drilled and 52 wells hooked up during FY2022

•	OALP & DSF—Drilling ongoing across basins.

Hydrocarbon discovery notified for Durga -1 in Rajasthan and Jaya-1 in Cambay during the year. Till date three hydrocarbon discoveries have been notified under the OALP portfolio.

Iron Ore	Steel

5.7 million tonnes	1.4 million tonnes
Highest ever sales at Karnataka	Record annual hot metal production
30% y-o-y	(post acquisition)
5% y-o-y

790 kt	1.3 million tonnes
Record annualproduction at Value	Record annual
Added Business (VAB)	saleable production
33% YoY	(post acquisition)
6% y-o-y

US$111 per tonne	FACOR
EBITDA margin at VAB
250 kt
Goa operations remained	Highest ever chrome ore production
suspended during the
year due to state-wide	(since acquisition)
directive from the	70% y-o-y
Hon’ble Supreme Court,continuous engagement	75 kt
with the stakeholders	Record ferro chrome production
for a resumption of
mining operations	(post acquisition)
10% y-o-y

77 kt
Ferro Chrome sales
8% y-o-y

Copper India

•	Due legal process being followed to achieve a sustainable restart of the operations
•	Phase 1 technological innovation through Multi Effect Evaporator Plant for better nickel recovery.

HUMAN CAPITAL

We have employees from across the world, and their diverse skills and experience enrich our organisation. The mining and plant operations require specialised skills for which we employ qualified technical, engineering and geology experts. In addition, we create a culture which nurtures safety, innovation, creativity and diversity, which helps us meet our business goals while also enabling our employees to grow personally and professionally.

11.54%	3,743
Women employees	Employees covered under mentoring and support programs

10.66%	1.4
Attrition rate	TRIFR

SOCIAL AND RELATIONSHIP CAPITAL

We aim to forge strong partnerships by engaging with our key stakeholders, including shareholders and lenders, suppliers and contractors, employees, governments, communities and civil societies. These relationships help maintain and strengthen our licence to operate.

3,200+

Nand Ghars built

4.64 million

CSR beneficiaries*

1,268

Total villages reached

Human Rights self-assessment conducted across all BUs

* Including only direct beneficiaries

Integrated Report and Annual Accounts 2021-22      3

Vedanta at a glance

Largest natural

resources

company in India

76,000+

TOTAL EMPLOYMENT

GENERATION

~13.75 million TCO2e

IN AVOIDED EMISSIONS

FROM 2012 BASELINE

US$5 billion

COMMITMENT OVER THE NEXT 10 YEARS TOWARDS

NET CARBON ZERO TRANSITION BY OR BEFORE 2050

Overview of the Mangala Processing Terminal

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Vedanta Limited, a subsidiary of Vedanta Resources Limited,

is one of the world’s foremost natural resources conglomerates,

with primary interests in zinc-lead-silver, iron ore, steel, copper, aluminium,

power, nickel, & oil and gas. We are leaders in most of the segments we operate in, and we cater to domestic and international primary materials demand, playing a key role in enabling resource sufficiency at scale.

With strategic assets in India, South Africa and Namibia, we are committed to creating long-term value, with an unwavering focus on business,

social and environmental sustainability.

Our core values shape our approach to business and value creation

TRUST	ENTREPRENEURSHIP	INNOVATION	EXCELLENCE

INTEGRITY	CARE	RESPECT

Integrated Report and Annual Accounts 2021-22      5

Vedanta at a glance

We operate an end-to-end value chain in the natural resources sector

Exploration We have consistently added more to our Reserves and Resources (‘R&R’) through brownfield and greenfield activities. This helps us extend the lives of our existing mines and oilfields.

Asset development

We have a strong track record of executing projects on time and within budget. We take special care to develop the resource base to optimise production and increase the life of the resource. We also strategically develop processing facilities.

Extraction

Our operations are focused on exploring and producing metals, extracting oil & gas and generating power. We extract zinc-lead-silver, iron ore, steel, copper and aluminium. We have three operating blocks in India producing oil and gas.

Processing

We produce refined metals by processing and smelting extracted minerals at our zinc, lead, silver, copper, and aluminium smelters, and other processing facilities in India and Africa. For this purpose, we generate captive power as a best practice measure and sell any surplus power.

Value addition

We meet market requirements by converting the primary metals produced into value-added products such as sheets, rods, bars, rolled products, etc. at our zinc, aluminium and copper businesses.

OUR ESG PURPOSE AND MISSION

Vedanta remains committed to sectoral leadership in Environmental, Social and Governance (ESG) aspects. In 2021, we unveiled our new ESG purpose and reframed our mission as ‘Transforming for Good.’It is underlined by specific aims, targets and investments that will take our ESG agenda forward and enhance focus on sustainability.

6      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Operating structure

VEDANTA RESOURCES LTD

KONKOLA COPPER MINES (KCM) 79.4%	VEDANTA LTD 69.7%	Divisions of Vedanta Limited • Sesa Iron Ore • Sterlite Copper • Power (600 MW Jharsuguda) • Aluminium (Odisha aluminium and power assets) • Cairn Oil & Gas*

Subsidiaries of Vedanta Ltd

Zinc India (HZL) 64.9%	Bharat Aluminium (BALCO) 51%	Zinc International (Skorpion: 100%, BMM & Gamsberg: 74%) 100%	Talwadi Sabo Power (1,980 MW) 100%	ESL Steel Limited 95.5%	FACOR 100%

Listed entities     Unlisted entities

Note: Shareholding as on March 31, 2022

*	50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd

An evening view of the Lanjigarh facility

Integrated Report and Annual Accounts 2021-22      7

Asset overview

Leader in key business segments

ZINC-LEAD-SILVER

80% market share in India’s primary zinc market

(Hindustan Zinc Limited)

Business

ZINC INDIA (HZL), ZINC INTERNATIONAL

Asset highlights

•	World’s largest fully integrated zinc-lead producer

•	World’s largest underground zinc-lead mine at Rampura Agucha, India

•	6th largest silver producer in the world

•	Zinc India has R&R of 448 million tonnes with mine life of 25+ years

•	Zinc International has R&R of more than 671 million tonnes, supporting mine life in excess of 30 years

•	HZL- Low-cost zinc producer, which lies in the first quartile of the global zinc cost curve (2021)

Application areas

•	Galvanising for infrastructure and construction sectors

•	Die-casting alloys, brass, oxides and chemicals

EBITDA

₹17,694 crore

₹16,161 crore	₹1,533 crore
ZINC INDIA (HZL)	ZINC INTERNATIONAL

Production Volume Zinc India (HZL)

776 kt ZINC	191 kt LEAD	647 t SILVER

223 kt ZINC INTERNATIONAL

ALUMINIUM

Largest primary aluminium producer in India

Business

ALUMINIUM SMELTERS AT JHARSUGUDA & KORBA (BALCO)

ALUMINA REFINERY AT LANJIGARH

Asset highlights

•	Largest aluminium installed capacity in India at 2.3 mtpa

•	Integrated 5.7 GW Power and 2 mtpa Alumina refinery

•	c.47% market share in India among primary aluminium producers

•	Diverse product portfolio – ingots, wire rods, primary foundry alloy, rolled products, billet and slab

Application areas

•	Power systems, automotive sector, aerospace, building & construction, packaging

₹17,337 crore
EBITDA

Production volume
2,268 kt	1,968 kt
ALUMINIUM	ALUMINA

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POWER

c.9 GW power portfolio

Business

POWER ASSETS AT TALWANDI SABO, JHARSUGUDA, KORBA & LANJIGARH

Asset highlights

•	One of the largest power producers in the country in the private sector*

•	Energy efficient, super critical 1,980 MW power plant at Talwandi Sabo

Application areas

•	16% commercial power backed by Power Purchase Agreements

•	84% captive use

₹1,082 crore EBITDA

Production volume
11,872 million units

POWER SALES

OIL & GAS

Operates c.25% of India’s crude oil production

Business

CAIRN INDIA

Asset highlights

•	Largest private sector oil & gas producer in India

•	Footprint over a total acreage of c.65,000 square kilometres

•	Gross proved and probable R&R of 1,151 mmboe

•	World’s longest continuously heated pipeline from Barmer to Gujarat coast (~670 kms)

•	Executed one of the largest polymers EOR projects in the world

•	To deliver the capex project, 294 wells have been drilled and 201 wells hooked up till FY2022

•	Infill drilling in Rajasthan (Mangala, Tight Oil (ABH), Tight Gas (RDG), Satellite Field (NI) and Offshore (Cambay)) to augment reserves and mitigate natural decline

•	OALP—Notified hydrocarbon discovery in Durga -1 in Rajasthan and Jaya-1 in CB with resource addition of > 50 mmboe

•	Strategic alliances with global players like Halliburton, Schlumberger and Baker Hughes with the aim of increasing R&R across the portfolio

•	Shale studies commenced to unlock the potential in Barmer basin

•	Key contract for end-to-end management of Operations and Maintenance (O&M) across assets awarded

Application areas

•	Crude oil is used by hydrocarbon refineries

•	Natural gas is mainly used by the fertiliser sector

₹5,992 crore EBITDA

Production volume

161 kboepd
AVERAGE DAILY GROSS OPERATED PRODUCTION

Integrated Report and Annual Accounts 2021-22      9

Asset overview

IRON ORE
One of the largest merchant iron ore miners in India and one of the largest producers and exporters of merchant pig iron in India

Business

IRON ORE INDIA

Asset highlights

•	Karnataka iron ore mine with reserves of 67 million tonnes, and life of 10 years

•	Value added business: 3 blast furnaces (0.9 mtpa), 2 coke oven batteries (0.5 mtpa) and 2 power plants (60 MW) and one merchant coke plant of capacity 0.1 mtpa

Application areas

•	Essential for steel making

•	Used in construction, infrastructure and automotive sectors

₹2,280 crore

EBITDA

Production volume

5.4 million dmt	790 kt
IRON ORE	PIG IRON

STEEL
3 mtpa design capacity

Business

ELECTROSTEEL INDIA

Asset highlights

•	Design capacity of 3 mtpa

•	Largely long steel products

Application areas

•	Construction, infrastructure, transport, energy, packaging, appliances and industry

•	Product portfolio includes pig iron, billets, TMT bars, wire rods and ductile iron pipes

₹701 crore

EBITDA

Production volume

1,260 kt
STEEL

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Integrated Report	Statutory Reports	Financial Statements

FACOR
80 ktpa charge chrome / ferro chrome capacity with 100 MW power plant; 250 ktpa chrome ore mining capacity

Business

FERRO ALLOYS CORPORATION LTD

Asset highlights

•	Ostapal and Kalarangiatta Mines with 250 ktpa mining capacity

•	Charge chrome plant of 80 ktpa and captive power plant of 100 MW

Application areas

•	Used for making stainless steel, carbon steel, ball-bearing steels, tool steels as well as other alloy steels

₹325 crore

EBITDA

Production volume

75 kt

FERRO CHROME

COPPER
One of the largest copper production capacity in India

Business

COPPER INDIA

Asset highlights

•	Tuticorin smelter and refinery currently not operational

Application areas

•	Used for making cables, transformers, castings, motors and alloy-based products

₹(115) crore

EBITDA

Production volume

125 kt

CATHODE

Integrated Report and Annual Accounts 2021-22      11

Our investment case

Capitalising on inherent advantages to deliver long-term value

India’s natural resources industry is likely to contribute substantially to the country’s economy and have a significant impact on the international commodity markets. As India’s largest and most diversified natural resources company, we are poised to play a major role in supporting India’s economic growth. We are making the right investments to grow exponentially, and working with the government to promote inclusive development, raise environmental standards and build public support for the critical minerals and mining sector.

1	World-class natural resources powerhouse with low cost, long-life and diversified asset base

Our large, diversified asset portfolio, with an attractive cost position in many of its core businesses, enables us to deliver strong margins and free cash flows through the commodity cycle. We have an attractive commodity mix, with strong fundamentals and leading demand growth and remain keenly focused on base metals and oil. We also maintained our 1st quartile cost positioning globally across key segments such as Zinc and Aluminium, led by our resolute focus on structural cost reduction and operational efficiencies.

Vedanta continued its strong growth momentum and witnessed steady volume performance across all businesses, with aluminum and zinc delivering record performance.

DEMAND 2021-2030 CAGR (%)
Copper	11.8
2.2
Lead	4.8
1.7
Met Coal	3.7
2.2
Aluminium	4.5
2.0
6.7
Zinc	4.6 2.1
(0.5)
Iron Ore	5.1
5.2
Nickel	2.4
Oil[1]	(0.0)

Vedanta Limited Commodity Presence	◾ India demand	◾ Global demand

Source: Wood Mackenzie

1 Oil demand CAGR shown for 2018-2030 period

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Integrated Report	Statutory Reports	Financial Statements

2	Well placed to contribute to and capitalise on India’s growth and benefit through the cycle with attractive commodity mix

India is our core market and it has a huge growth potential, given that the current per capita metal consumption is significantly lower than the global average. Also India’s GDP, showing strong signs of recovery from 2020, registered a growth of 10.4% over the course of 2021 and is expected to grow 8.2% in the current financial year (IMF; April 2022 estimate) . Urbanisation and industrialisation, supported by government initiatives on infrastructure and housing, a strong response to COVID-19, as well as increase in capital outlay announced in the Union Budget 2022-23, will continue to drive strong economic growth and generate demand for natural resources.

Vedanta’s unique advantages

•	Operating a wide and scalable portfolio of commodities that grow the nation

•	A strong market position as India’s largest base metals producer and largest private sector oil producer

•	An operating team with an extensive track record of executing projects and achieving growth in the Indian geography

CONSUMPTION
Aluminium (kg/capita)
1.6
8.8
27.2
Copper (kg/capita)
0.4
3.1
8.8
Zinc (kg/capita)
0.5
1.8
4.9
Oil (boe/capita)
1.4
4.8
4.0
◾ India ◾ Global ◾ China
Source: Wood Mackenzie, IMF, IHS Markit BMI, BP
Energy Outlook 2021

Note: All commodities demand correspond to primarydemand; figures are for 2021

India Mineral Reserves Ranking Globally
8th Zinc	Crude Oil
Reserves: 9.1m tonnes	Reserves: 4.6 bn bbl

7th Iron ore	8th Bauxite
Reserves: 5.5bn tonnes	Reserves: 660m tonnes
Source: USGS Mineral Commodity Summaries, OPEC Annual Statistical Bulletin 2021

Integrated Report and Annual Accounts 2021-22      13

Our investment case

3	Proven track record of operational excellence with high productivity and consistent utilisation rates

•	Our management team has diverse and extensive sectoral and global experience. Drawing from this deep insight, the team ensures that operations are run efficiently and responsibly

•	Disciplined approach to development; growing our production steadily across our operations with focus on operational efficiency and cost savings

•	Since our listing in 2004, our assets have delivered a phenomenal production growth

*

All commodity and power capacities rebased to Copper equivalent capacity (defined as production x commodity price / copper price) using average commodity prices for FY2022. Power rebased using FY2022 realisations, Copper custom smelting production rebased at TC/RC for FY2022, Iron ore volumes refers to sales with prices rebased at realized prices for FY2022

4	Focused on digitalisation and innovation to drive efficiency and resilience

To optimise efficiency and ensure future-readiness in everything we do, we are actively investing in Industry 4.0 technologies and mainstreaming a digital-first culture throughout the organisation. This has helped achieve a 100% digitally literate workforce, consistent eye on tech-led innovation, strong collaboration with start-ups and partners and a continued unlocking of efficiency potential across our integrated value chain.

Our key initiative in this direction has been the Disha programme, which aims to transform Vedanta into a data-driven organisation by developing digital dashboards and applying analytics for different verticals, helping the senior management track progress, gather insights, identify issues and bottlenecks proactively. This results in better planning, mitigation and closing the decision loop faster, also enabling regular production monitoring, tracking of KPIs in terms of maintenance and HSE, and in bettering overall predictability.

Another initiative in this direction is Project Pratham, which focuses on significantly improving volume, cost and ease of doing business. This is implemented through global partners by bringing new emerging technologies across the value chain of Vedanta Industry 4.0 framework. Key objectives of this project include EBITDA improvement, gains on intangibles and reducing overall carbon footprint. Apart from our internal digital transformation initiative, we are also leveraging the latest in technology by integrating the start-up culture through the Spark programme.

5	Disciplined capital allocation framework with emphasis on superior and consistent shareholder returns

We have unveiled a structured capital allocation policy that prioritises growth and shareholder returns. The policy aligns to three streams across capital expenditure, dividend policy and selective inorganic growth. It will be driven by a consistent, disciplined, and balanced allocation of capital with long-term balance sheet management, optimal leverage management and maximisation of total shareholder returns.

Capital allocation

Capital	Dividend	Mergers
expenditure		and Acquisitions

Zinc International

Gamsberg Plant

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6	Robust financial profile with improving ROCE, increasing cash flow and a stronger balance sheet

Our operating performance, coupled with optimisation of capital allocation, has helped strengthen our financials.

•	Revenues of ₹131,192 crore and EBITDA of ₹45,319 crore

•	Strong ROCE of ~30%

•	Deleveraging and extension of our debt maturities through proactive liability management exercises

•	Strong and robust FCF of ₹21,715 crore

•	Cash and liquid investments of ₹32,130 crore

•	A strong balance sheet, with respect to Net Debt/ EBITDA (0.5x) and gearing, compared to our global diversified peers

•	Interim dividend of ~₹16,728 crore paid in FY2022

7	Committed to ESG leadership in the natural resources sector

•	Committed to being the lowest cost producer in a sustainable manner

•	Committed to incorporating global best practices to transform communities, planet and workplace in alignment to our Group objective of ‘Zero Harm, Zero Waste and Zero Discharge’

•	Implemented critical risk management across the business to improve workplace safety

•	Committed to promoting diversity in all forms at the workplace and building an inclusive work culture

•	Committed to attaining Net Carbon neutrality by 2050 and reducing absolute emissions by 25% by 2030 from 2021 baseline. Decarbonise 100% of our Light Motor Vehicle (LMV) fleet by 2030 and 75% of our mining fleet by 2035.

•	Promoting operational efficiency, changing fuel mix, switching to renewable exploring greener businesses opportunities and developing low carbon product portfolio are the levers used.

•	Committed to water efficiency and achieving net water positivity by 2030

•	Committed to keeping community welfare at the core of decision making by implementing global best practices and becoming a developer of choice

•	Committed to positively impacting the lives of 100 million women and children through skilling and education, nutrition and healthcare initiatives

•	Committed to improving transparency and completeness of disclosure in alignment with international best practices like GRI, TCFD etc.

Actions taken in FY2022

•	Electric mobility: Jharsuguda partners with GEAR India to supply 23 e-forklifts; deployed 50+ EVs at HZL and ESL together

•	10-year MoU signed with TERI to develop implementation programs to further our ESG vision

•	Signed PDA for 580 MW RE—a significant step towards 2.5 GW RE commitment

•	Launched green Aluminium under the brands ‘Restora’ and ‘Restora Ultra’ to usher new era of green metals

•	Collaboration with TUV-SUD to develop roadmap for our ‘Net Water Positive’ initiative

•	1st fly ash rake from Jharsuguda dispatched to cement plant

•	Commenced Ash backfilling in one of Coal India’s open-cast mine in March 2022

•	Used 17 kt biomass in HZL; committed to using 5% biomass in our thermal power plants

We have adopted the Incident Cause Analysis Method (ICAM) for incident investigation to avoid repeat accidents and promote higher reporting for all incidents.

Integrated Report and Annual Accounts 2021-22      15

Progressing on our low-carbon journey with ‘green’ aluminium

Employee in

Balco facility

16      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

In FY2022, we created history by becoming the first Indian aluminium producer to manufacture low-carbon aluminium products under the ‘Restora’ brand. As the name signifies, Restora is part of our efforts to restore the environmental balance and contribute to the transition towards a low-carbon future. Metals and minerals will play a crucial role in this transition. Aluminium, for example, will find critical application in clean power technologies.

We are offering two product lines under brand Restora

– Restora (low carbon aluminium) and Restora Ultra (ultra-low carbon aluminium) – both of which can be manufactured in the form of ingots, billets and other value- added products to suit customer requirements.

With Restora, we have joined the exclusive global club of low-carbon aluminium producers.

Manufactured using renewable energy, Restora’s GHG emission intensity is almost half the global threshold of 4 tonnes of CO2 equivalent per tonne of aluminium manufactured. Restora Ultra, manufactured with aluminium recovered from dross, a byproduct of the aluminium smelting process, has a near-zero carbon footprint. To produce the first batch of Restora, our Aluminium business consumed nearly 2 billion units of renewable energy in 2021, making it India’s largest industrial consumer of renewables.

The launch of Restora marks a proud moment for us. It validates our commitment to decarbonise our operations and provide our customers, more conscious than ever of the provenance of products they use, unmatched competitive advantage with sustainable aluminium products. For the manufacture of Restora Ultra, we have partnered with Runaya Refining, one of India’s fast-growing manufacturing start-ups focused on creating innovative solutions for the resources sector.

To fulfil its agenda of lowering its carbon footprint, Vedanta Aluminium is working on a three-fold agenda – highest operational efficiency, more renewables in the energy mix, and transition to cleaner fuels.

As a result of this unwavering focus, in 2021, Vedanta Aluminium broke into the prestigious Dow Jones Sustainability Index (DJSI) world rankings at #4, amongst global aluminium producers.

Integrated Report and Annual Accounts 2021-22      17

Digitalisation to usher in the next

Asset Performance Management at Vedanta Aluminium in Jharsuguda

Asset Performance Management (APM) is an approach to managing all critical power plant assets of Boiler Turbine Generator (BTG) area. APM has become a primary enabler of digital transformation for power plant critical asset management among heavy industries. It focuses on achieving business objectives, improving asset reliability and availability, and minimising risks and operating costs.

The commissioning of APM leads to a range of new possibilities with immediate benefits, such as:

•	Reducing ecological footprint

•	Reducing asset downtime

•	Enhancing revenue and profitability, together with on-time delivery and consistent quality

•	Maximising production efficiency, when deployed with Industry 4.0 technologies such as big data, Artificial Intelligence (AI) and Machine Learning (ML)

•	Funneling multiple silos and systems such as Open System Interconnection (OSI), Process Intelligence (PI) and SAP into a single view and enabling working as part of a larger ecosystem. It also enables better collaboration across the asset ecosystem and enhances effectiveness through data-led applications

The commissioning of APM leads to several benefits, including reduced ecological footprint and decreased asset’s downtime

ASSET PERFORMANCE MANAGEMENT (APM)

Business Goals

Data & Analysis	Asset Performance	Digital Tools

Asset Ecosystem
Practices & Apps

APM can improve maintenance practices and asset life with the combination of visualisation tools, simulation modeling and real-time data acquisition.

At Vedanta Aluminium in Jharsuguda, APM implementation has resulted in:

•	Collection and centralising asset health data from SAP and plant Operational Technology (OT) system

•	Asset health monitoring and failure prediction for power critical assets

•	Optimising asset maintenance planning by integrating with SAP system

•	Achieving visual analysis using CAD or 3-D model for plant critical assets in BTG area

APM

implementation

helps in increasing

workforce effectiveness

by 25%, asset availability

by ~15% and reducing

maintenance and inspection

costs by 50%

18      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Central Historian at Electrosteel Steels Limited (ESL)

For any manufacturing operation, real-time data accessibility and availability are a critical success factor. These are imperative in aiding effective, informed and timely decision making. For Vedanta, the installation of Central Historian at ESL blast furnace is a step in this direction.

Using the Historian OSIPI portal, nearly 1,700 critical data points can be accessed instantly with a whopping 19x data storage enhancement. It has also helped automate generation of several reports, triggered to personnel concerned. This has significantly bolstered internal efficiency, while eliminating manual interventions and room for error, and re-deployment of man-hours into productive work.

The real-time capturing of all data points also enables detection of any deviations observed in critical equipment/ process parameters from their acceptable standards, and auto-triggering of notifications via SMS and e-mail. This has already been recognised as the preventive mechanism for identifying any trips/alarms and thus resulting in significant savings in repairs and replacement costs. The system is highly user-friendly and provides users with functionalities to explore the system at their individual pace. Further, a central dashboard screen has also been developed providing real-time data visibility into critical process parameters.

Robotic Process Automation

RPA is a process where critical but redundant tasks are automated with the help of technology. It enables system-level efficiency and helps in releasing bandwidth of resourceful personnel.

At Vedanta’s ESL business, RPA has been used in the processing of Bank Reconciliation Statements, including downloading of bank statements from various banks,

segregating them based on predefined filters, downloading the corresponding files and transferring them to respective stakeholders. Through this, we have achieved significant reduction of individual dependencies, improvement in turnaround time and a 100% accuracy with more than 90% reduction in pre-automation time.

Leveraging digital technology

Integrated Report and Annual Accounts 2021-22      19

ABH technology helps unlock resources of the Barmer Hills Formation

Cairn Facility

20      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Recent technological advances have helped unlock vast sources of oil trapped in the Barmer Hill Formation. The ability to develop these reservoirs could prove to be a gamechanger, paving the way for the development of similar other reservoirs.

Aishwariya Barmer Hill (ABH) is the first tight oil project to monetise the Barmer Hill Formation potential. At ABH, all 39 wells have been drilled, and they are being progressively hooked up to ramp up volumes. Intelligent artificial well design (hydraulically lifted pumps) was key to developing this field with minimal surface footprint and maximum operational flexibility.

Advanced analysis and modelling techniques were used during longitudinal and transverse frac stages while optimising the lateral length of the wells and distance between each of the stages. The procedure integrated multiple technologies and techniques such as hydraulic fracture analysis, minifrac analysis with diagnostic fracture injection tests, petrophysical analysis and log evaluation, etc.

Petrophysical analysis and log evaluation are used to determine rock and reservoir characteristics to estimate pay, while step rate and minifrac analysis help define stress, net pressure and fluid efficiency.

More than 450 stages of fracs have been pumped with continuous improvement in fracturing design and methodology. Coil actuated cemented sliding sleeves were used to maximise frac efficiency.

Given the way technology has helped fracing of ABH, it comes as no surprise that there is increasing demand for hydraulic fracturing services.

Results from

efficient fracing

at ABH wells:

5 frac stages

in a single day

4 million+ pounds

of proppant in one well

360k pound

proppant in one stage

Up to 17 frac stages

in a single well

Integrated Report and Annual Accounts 2021-22      21

Innovation for Waste-to-value Magnetite Project at BMM

In 2021, Vedanta Zinc International (VZI) piloted a new waste-to-value project at Black Mountain Mine (BMM) operations in Aggeneys, Northern Cape, South Africa. This is a project to recover iron ore (magnetite) from the BMM tailings. Through the new iron ore product line, BMM is advancing towards developing world-class, sustainable operations.

Conventionally, tailings originating from the mine were diverted to its tailings storage facility or the underground. However, with the commissioning of the iron ore project, the tailings will be now used to develop value-added products with varied utility. More importantly, this project will help us in minimising our environmental footprint, while creating employment opportunities for ~250 people in the Northern Cape area.

Phase 1 of the project will produce between 0.7-1 mtpa of iron ore, comprising sinter grade and dense media seperation (DMS) grade iron ores. In order to consistently produce a high-quality product, BMM worked with global industry experts and partners to design a standardised process.

The first part of the project will utilise feed from existing BMM operations and produce high-grade iron ore (68%+), which can be utilised as feedstock for steel and coal industries. The project is progressing well with major earthworks completed and construction in progress. The first production of high-quality iron ore at Fe grade >68%, is expected around September 2023.

This innovative project will assist in transforming our existing VZI BMM operations to being competitive, globally cost-efficient, and sustainable. It will also enhance the longevity of the mine and will further validate our commitment to being an innovative and responsible natural resources player across our Southern African operations.

22      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Phase 1 of the project

expects to produce

~1 mtpa of iron ore.

The first production

of high-quality iron ore

at Fe grade >68% is expected

around September 2023.

Moving towards

waste to value

Integrated Report and Annual Accounts 2021-22      23

Message from the Chairman

Living a new purpose

Anil Agarwal Chairman

Dear Stakeholders,

At Vedanta, the pandemic challenged us to think differently and act swiftly, both from the perspective of business continuity and social responsibility. With decisive actions and a strong stakeholder focus, we could mount the imminent challenges and continue to deliver value for everyone.

Even as the pandemic tested our collective mettle, we have many takeaways in our quiver both for business and life that will stay with us. I would like to take this opportunity to thank my fellow Board members, all employees of Vedanta, our supplier partners, our investor fraternity and all other stakeholders, who have stood in solidarity with us as we navigated the COVID crisis.

24      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Rebound, revival and opportunities	Strengthening our performance and position

Post the pandemic, the world has nearly returned to normalcy in terms of restored economic and business activity, unrestricted mobility of people and re-opening of spaces for work. This has enabled the International Monetary Fund (IMF) to forecast a global growth rate of 4.4% in 2022. However, there are downside risks, which are weighing upon optimism, in the form of the Russia-Ukraine conflict and the COVID-19 outbreak in China. These have caused a ripple effect across the globe including disruptions to already battling supply chains, and in turn, muted manufacturing activity in Europe and the United States.

FY2022 witnessed a notable rebound in the commodity markets with the release of pent-up demand and buoyant prices. The demand was further accelerated by the global energy transition, with OEMs and other players sourcing metals and minerals at scale for deployment in renewable energy infrastructure.

In this scenario, Vedanta reaffirmed its position as a strong natural resources player that contributes to national and industrial growth and to the global priority of carbon neutrality. We saw substantial growth across all our businesses, in terms of throughput and volumes, and in improved financial results. Our strong liquidity position and deleveraging focus peg our debt at a very comfortable level. Reflecting this, both CRISIL and India Ratings upgraded our credit rating to ‘AA’ with a stable outlook.

During the year, our individual businesses received several accolades in recognised forums such as World Finance, SABERA Awards, World HRD Congress and others. At the Group level, we were awarded for our corporate reporting practices and others. Our sustainability efforts were also recognised with improved ratings and rankings in the MSCI and CDP platforms.

In March 2022, we conducted focused interactions with more than 100 investors and analysts. The engagements were very successful as we conveyed to them our unique position to create long-term sustainable shareholder value through our growth plans across commodities, execution capability, disciplined capital allocation, strong dividend distribution policy and commitment to deleveraging.

In India, economic growth bounced back last year, with the National Statistical Office (NSO) pegging GDP growth at a strong 8.9% in its second advance estimates. Government expenditure and domestic spending have shored up the economy well, complemented by a long-term growth- focused budget. The initiatives by the government in the recent past, such as the commodity-intensive National Infrastructure Pipeline (NIP) and Production Linked Incentive (PLI) scheme to boost local manufacturing, are also progressing well. This is encouraging, as such bold and scalable programmes are instrumental in realising the vision of a self-reliant India.

On the policy front, the Mines and Minerals (Development and Regulation) Amendment Act, 2021 is also an encouraging move, which calls for private participation in the exploration of key resources such as coal and gold. This paves the way for better utilisation of India’s natural resources potential and in ensuring better trade balance in India’s favour. That said, there is significant space for import substitution of minerals such as Zinc and Oil & Gas, where India freely allows imports for domestic consumption.

In line with India’s Net Zero ambition, we can foresee a strong demand for renewable energy infrastructure and transition to material intensive growth. This will lead to an automatic increase in demand for materials such as aluminium and zinc, which form part of Vedanta’s core portfolio.

Integrated Report and Annual Accounts 2021-22      25

Message from the Chairman

Working for a better tomorrow

Prudent capital allocation for strategic growth

In November 2021, we convened to review and unveil our capital allocation policy, which establishes specific guidelines under which we will allocate funds. The policy focusces on rapid but responsible growth and maximising shareholder returns, and is charted under three streams as below:

•	Capital expenditure, with a focus on volume augmentation, cost reduction, ESG and moving to value added products; growth projects with a minimum expected IRR of 18%; and sustaining capex on per tonne basis

•	Dividend policy, which lays down that a minimum 30% of Attributable Profit after Tax (before exceptional items) of the Company will be distributed as dividends (excluding profits of HZL, dividends of which will pass through in six months). This will be subjected to the Board’s evaluation of various factors, such as robustness of cash flows, economic situation, commodity price cycles, natural calamities, etc. for overall optimal cash management

•	Inorganic growth, where we will selectively invest in acquisitions which are accretive to existing businesses or that have synergies with our core businesses

A new mantra to live by: Transforming for Good

In recent years, we can clearly see an accelerated inclusion of environmental, social and governance (ESG) aspects in businesses and investments globally as well as in India. While sustainability has always been a strategic priority for Vedanta, we have now made ESG a central focus in everything that we do.

With the renewed ESG purpose of ‘Transforming for Good’, we are making substantial investments in our business on ESG initiatives. The ESG purpose is taken forward by the three pillars of transforming communities, planet and the workplace. Each pillar further has nine specific aims with quantifiable targets for the medium to long term, helping us map tangible progress every year. Further, the purpose also propagates a culture of ESG within the organisation, across levels and businesses.

Transforming communities

Vedanta has always stood by the communities in and around our areas of operations. We staunchly believe that their trust is our social licence to operate, and it’s our fiduciary duty to operate responsibly and empower them with opportunities and support. The three aims that anchor our community transformation agenda include ‘Responsible business decisions based around community welfare’.

Empowering over

2.5 million families

with enhanced skill sets;

and uplifting over 100 million women

and children through education,

nutrition, healthcare and welfare.

26      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Sustainable environment footprint

Transforming the planet

We are a natural resources company, and everything we do is closely tied to the availability of natural capital. We are also aware that our operations and value chain can leave behind substantial environmental footprint. Towards this end, we are investing in climate action and decarbonisation, circular economy, water stewardship and several environment-focused interventions. The planet transformation agenda is propelled by our aim of ‘Net- carbon neutrality by 2050 or sooner‘ ‘Achieving net water positivity by 2030’ and ‘Innovations for greener business model’.

Transforming the workplace

Our people and their collective skills and abilities give us unparalleled competitive advantage. At Vedanta, our policies and processes are oriented towards inclusivity, equity, meritocracy and satisfaction. Similarly, the health and safety of our people continue to assume the highest priority and we continue to put in world-class safety standards in our operations. ‘Prioritising safety and health of all employees’ and ‘Promote gender parity, diversity and inclusivity’ form key aims of this pillar.

We are also mindful of the way our organisation is governed. With strict policies and frameworks in place, we ensure that good governance is practised across the organisation and we are continuously striving to raise the bar. ‘Adhere to global business standards of corporate governance’ is thus the final aim under this pillar.

The future is bright

We are operating in a highly dynamic environment which is flush with opportunities, especially in India. With large- scale infrastructure and energy transition plans, efforts towards self-sufficiency, and a booming consumer economy, the avenues that lie ahead of us are endless. At Vedanta, our hard work and strategic focus over the years have helped position us perfectly to make the best of this environment, and our future plans are focused on achieving accelerated growth. More importantly, we are fully equipped to achieve our potential with tenets of responsibility and sustainability at the core. As we put our best foot forward to do the right things and to do things rightly, we expect your continued support.

Best regards,

Anil Agarwal

Chairman

A culture of

best practices

Integrated Report and Annual Accounts 2021-22      27

Message from the CEO

Setting new standards of responsible growth

Dear Stakeholders,

It’s refreshing to write to you at a time of rebound and cautious optimism, post the peak of the pandemic that plagued us for the past two years. At Vedanta, we are proud to have weathered the COVID-19 situation with prudence and empathy and are even more confident of taking on challenges and exceeding expectations.

I’m delighted to share that in FY2022, we achieved yet another best-ever year, with strong performance across all our businesses and strategic priorities. It’s noteworthy that we achieved this feat during the recovery period from COVID-19, and amid significant volatilities in the commodity space. We also continued to undertake value-accretive projects and improved our operational excellence and overall efficiency.

Sunil Duggal

Chief Executive Officer

28      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

A new ESG purpose

This was the year in which we unveiled our renewed Environmental, Social and Governance (ESG) Purpose, ‘Transforming for Good’, built on the three pillars of

‘Transforming Communities’, ‘Transforming the Planet’ and ‘Transforming the Workplace’. These pillars are further indicative of Vedanta’s steadfast commitment to become best-in-its-class, while ensuring that the communities and the larger society also benefit from our existence. These pillars are supported by nine aims that will serve as guideposts and milestones in our journey, including our Net Zero Carbon Vision 2050. Going forward, this purpose will be the bedrock of our ESG strategy.

Safety, our fundamental priority

Across the organisation, we continue to instill safe work behaviours. However, it’s with extreme regret that I report 12 fatalities during the year. Such incidents indicate that our efforts towards safety requires continuous monitoring and upgradation. We are cognisant of this and have taken several novel steps to minimise incidents and improve overall safety performance, starting from the senior management. For example, at our respective businesses, CEOs are driving critical risks. We have also initiated the implementation of fatality learnings across businesses, led by CEOs, together with increased leadership time on field through Visible Felt Leadership (VFL) and personal safety programmes. Further, we have onboarded DuPont Sustainability Solutions for the implementation of Critical Risk Management.

Record growth and margins

Overall, in FY2022, we continued to improve our performance each quarter and closed the year with record performance in most of our businesses. Strong volumes, supported by a buoyant pricing scenario, primarily determined our performance during the year. Even as input costs increased due to commodity inflation, our focus on operational excellence, digitalisation and innovation held us in good stead, improving overall agility and efficiency.

At the close of the year, we recorded all time high revenue of ₹131,192 crore, 51% higher than the previous fiscal. We also registered our highest-ever EBITDA, which stood at ₹45,319 crore, with continued industry leading EBITDA margin of 39%. Concomitant with our performance, we were also able to distribute record dividends to our shareholders, to the tune of ₹16,728 crore, delivered in three tranches through the fiscal.

Strong financial profile

Strong uptick in business performance and progress on deleveraging have allowed us to deliver an RoCE of ~30%, 1.6x y-o-y. Our underlying liquidity position remained robust, with a total cash and cash equivalents of ₹32,130 crore in our books. We could also reduce our net debt by ₹3,435 crore to ₹20,979 crore by the end of the year. This has helped bring down our leverage ratio to 0.5x, one of the lowest in our peer group.

Digital first. Future ready.

We continue to foster a digital-first approach across businesses, establishing it as a culture that cuts through levels and functions. We have established a digital Centre of Excellence (CoE), automated 100% of enabling functions, and achieved 100% digital literacy across the organisation.

We have also launched a Group-wide programme ‘Vedanta Spark’ with the objective of scaling up the partnership with innovative start-ups, to leverage their technological capabilities and speed of execution. This will enable us in achieving strategic goals under operational excellence, new product development and 360-degree sustainability. Through this programme, we aim to reimagine the role of entrepreneurship in catalysing innovation by enabling technology, talent, and entrepreneurial ambitions of India’s youth by seeding world-class technology ventures. The ventures will benefit from co-creation opportunities with the Vedanta Group companies; access to massive capacities and resources of the Group; availability of global and expert mentorship; and opportunity to solicit funding and investments.

Integrated Report and Annual Accounts 2021-22      29

Message from the CEO

Operational and strategic review

In FY2022, we continued to produce record volumes in our Aluminium, Zinc India and International businesses. We also ramped up production in all other business segments while sustaining our production in Oil & Gas business. During the year, our businesses also helped move the needle on our strategic priority of environmental sustainability. The launch of Restora, India’s first low carbon aluminium brand, was a landmark moment for Vedanta and our customers worldwide. In the process, Vedanta Aluminium also became India’s largest industrial consumer of renewable energy – a testimony to our delivery on our Net Zero commitments.

One of our subsidiaries, AvanStrate Inc, is a pioneering manufacturer of LCD glass substrates using the world’s leading technology. One of the major global producers of LCD glass, it stands to benefit from the large-scale market demand in this space. We expect an investment of up to US$500 million in this line of business over a period of 2-3 years.

We were also able to further diversify our asset portfolio with the acquisition of Nicomet, which has made us the sole producer of Nickel in India. It also acts as a significant step in Vedanta’s mission towards making India self-reliant in key critical minerals.

Aluminium

During the year, we yet again demonstrated record performance with the highest ever annual aluminium production of 2,268 million tonnes and alumina production of 1,968 million tonnes. This has been achieved through continued focus on operational excellence and ramp up at the Jharsuguda Smelter. Our initiatives, with a key focus on volume growth and value-chain integration, prepares our Aluminium business to be among the top 3 players globally (ex-China), delivering superior value for all its stakeholders.

Zinc

At Zinc India, we recorded the highest ever mined metal production, crossed the 1.0 million mark to reach 1,017 kt production, and improved our metal production to 967 kt. Our cost of production witnessed an uptick, driven by input commodity inflation. However, this was partially offset by higher volume and operational efficiencies. During the year, we also received Environmental Authorisations (EA) for expansion of Zawar mines from 4.8 mtpa to 6.5 mtpa. Equipped with best-in-class technology, our mines are future-ready with a possibility of upgrading our total R&R to 550 million tonnes.

At Zinc International, Gamsberg’s long-term potential holds us in good stead with highest ever production of 170 kt in FY2022, and 220 kt annualised production run rate in the month of March. Gamsberg also demonstrated notable hike in crushing throughput from 767 tph in FY2021 to 827 tph in FY2022.

Oil & Gas

In the Oil & Gas segment, our efforts were focused on sustaining production levels and increasing resources through exploration across the portfolio. We have initiated infill projects across fields to add to reserves and mitigate natural field decline. Our exploration efforts resulted in two hydrocarbon discoveries (Durga-1 in Rajasthan and Jaya-1 in Cambay).

In addition, we have announced strategic partnerships with leading Oil & Gas service companies to add R&R across our portfolio of PSC and OALP blocks.

Highest ever

aluminium and

zinc production in

FY2022.

30      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

We are investing in exploration and appraisal to add resources, establish shale potential through pilot wells, and add reserves through development projects such as ASP and infill wells across the fields.

Iron ore

Our iron ore business has completed the successful integration of the recently acquired coke plant with environmental clearance of 0.9 mtpa at Gujarat (Gujarat NRE Coke Limited). This positions the Vedanta Iron Ore business as one of the largest merchant coke players in the country. We are also pursuing expansion at Bokaro and planning a greenfield project in Bellary. Further, we are starting our mines in Liberia, and achieving R&R augmentation through exploration. The VAP portfolio will continue to expand as part of our future strategy.

From an output standpoint, the Karnataka iron ore mine production increased by 8% y-o-y and pig iron production also increased to 790 kt, up 33% y-o-y.

Steel

At ESL, our performance was powered by increased value-added mix in our portfolio, mitigating the pressure of increasing input commodity prices. FY2022 also saw our highest ever saleable production post acquisition of ESL. We improved our furnace performance post a planned shutdown during the period. From a strategic perspective, we won two iron ore mines in Odisha (Nadidih BICO and Nadidi FEEGRADE) which increase our raw material security and price stability.

FACOR

We achieved our highest Fe Chrome production and highest EBITDA margin in FY2022 since acquisition. The turnaround ore production performance from the Ostapal and Kalarangiatta mines is outstanding, with 70% growth in ore production on a y-o-y basis.

Delivering value for everyone

Vedanta remains steadfast in its commitment towards sustained value creation for all our stakeholders. The year saw us focus on eight key areas for value delivery during the year:

•	ESG, with a resolute focus on sustainable ways of working

•	Setting up centres of excellence for R&D, Asset health, Innovation and Quality

•	Digital transformation with industry 4.0 technology, to increase overall efficiency, safety, predictability and serviceability

•	Business potential mapping to chart out opportunity areas for growth

•	Government partnerships

•	Brownfield expansion at sites to increase overall output and service demand

•	People focus, inculcating a performance culture rewarding merit and initiative

•	Augmenting R&R through advanced technology

I am pleased to say that we have progressed actively on the above priorities and have delivered tangible results on them. Our stakeholders have played a key role in enabling this through their relentless support and faith in us. As we rebound and leap forward with a larger, diversified portfolio, a stronger financial profile, and a renewed ESG purpose, I solicit your continued cooperation.

Best regards,

Sunil Duggal

Chief Executive Officer

Offshore facility of

Cairn Oil & Gas

Integrated Report and Annual Accounts 2021-22      31

Key performance indicators

Testament to sustained value creation

GROWTH

REVENUE

(₹ crore)

FY2022	1,31,192
FY2021	86,863
FY2020	83,545

Description: Revenue represents the value of goods sold and services provided to third parties during the year.

Commentary: In FY2022, consolidated revenue was highest ever at ₹131,192 crore compared with ₹86,863 crore in FY2021. This was primarily driven by higher commodity prices, higher volumes at Aluminium, Copper, TSPL, IOB and FACOR, increased premium at Aluminium and HZL, rupee depreciation, partially offset by lower power sales at VAL and BALCO.

EBITDA

(₹ crore)

FY2022	45,319
FY2021	27,341
FY2020	21,061

Description: Earnings before interest, tax, depreciation and amortisation (EBITDA) is a factor of volume, prices and cost of production. This measure is calculated by adjusting operating profit for special items and adding depreciation and amortisation.

Commentary: Historical high EBITDA for FY2022 at ₹45,319 crore, 66% higher y-o-y. This was mainly driven by higher commodity prices at Aluminium, Zinc, Cairn and Iron & Steel and higher sales realisation from Iron ore & Steel business, increased volumes at Aluminium, Zinc International and Iron Ore business, partially offset by headwinds in input commodity prices.

ADJUSTED EBITDA MARGIN

(%)

FY2022	39
FY2021	36
FY2020	29

Description: Calculated as EBITDA margin excluding EBITDA and turnover from custom smelting of Copper India and Zinc India businesses.

Commentary: Adjusted EBITDA margin for FY2022 was 39% (FY2021: 36%).

FCF POST-CAPEX

(₹ crore)

FY2022	21,715
FY2021	13,821
FY2020	7,130

Description: This represents net cash flow from operations after investing in growth projects. This measure ensures that profit generated by our assets is reflected by cash flow, in order to de-lever or maintain future growth or shareholder returns.

Commentary: We generated record high FCF of ₹21,715 crore in FY2022, driven by strong cash flow from operations, partially offset by higher sustaining and project capital expenditure.

RETURN ON CAPITAL EMPLOYED (ROCE)

(%)

FY2022	30
FY2021	19
FY2020	11

Description: This is calculated on the basis of operating profit, before special items and net of tax outflow, as a ratio of average capital employed. The objective is to earn a post-tax return consistently above the weighted average cost of capital.

Commentary: Strong ROCE of c.30% in FY2022 (FY2021: 19%), primarily due to strong operating and financial performance coupled with higher cash flow from operations.

NET DEBT /EBITDA (CONSOLIDATED)

FY2022	0.5
FY2021	0.9
FY2020	1.0

Description: This ratio represents the level of leverage of the Company. It represents the strength of the balance sheet of Vedanta Limited. Net debt is calculated in the manner as defined in Note 18 of the consolidated financial statements.

Commentary: Net debt/EBITDA ratio as at 31 March, 2022 was at 0.5x (lowest in 5 years), compared to 0.9x as at 31 March, 2021.

INTEREST COVER

FY2022	18.1
FY2021	13.0
FY2020	5.6

Description: The ratio is a representation of the ability of the Company to service its debt. It is computed as a ratio of EBITDA divided by gross finance costs (including capitalised interest) less investment revenue.

Commentary: The interest cover for the Company was at c. 18.1x, higher y-o-y on account of higher EBITDA.

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OTHER KEY FINANCIAL RATIOS

DEBTORS TURNOVER RATIO*

FY2022	32.5
FY2021	33.9
FY2020	30.5

Description: The debtors’ turnover ratio is an accounting measure used to quantify a company’s effectiveness in collecting its receivables. This is calculated as a ratio of revenue from operation to average trade receivables.

Commentary: The debtors turnover ratio was at 32.5x. *Excluding Power business

INVENTORY TURNOVER RATIO

FY2022	7.1
FY2021	5.6
FY2020	5.1

Description: The inventory turnover ratio is an efficiency ratio that shows how effectively inventory is managed. This is calculated as a ratio of cost of goods sold to average inventory.

Commentary: The inventory turnover ratio for the Company was at 7.1x in FY2022 as compared to 5.6x in FY2021.

CURRENT RATIO

FY2022	1.0
FY2021	1.0
FY2020	0.9

Description: The current ratio is a liquidity ratio that measures a Company’s ability to pay short-term obligations or those due within one year. This is calculated as a ratio of Current Assets to Current Liabilities.

Commentary: The current ratio of the Company remained flat at c.1.0x.

DEBT EQUITY RATIO

FY2022	0.6
FY2021	0.7
FY2020	0.8

Description: It is a financial ratio indicating the relative proportion of shareholders’ equity and debt used to finance a Company’s assets. This is calculated as a ratio of total external borrowing to total equity (share capital + reserves + minority).

Commentary: The ratio has decreased to 0.6x in FY2022 primarily because of decrease in gross debt due to the repayment of debt at HZL, BALCO and CIHL partially offset by increase in borrowing at Vedanta Standalone.

OPERATING PROFIT MARGIN

(%)

FY2022	28
FY2021	23
FY2020	14

Description: Operating profit margin is a profitability or performance ratio used to calculate the percentage of profit a company produces from its operations. This is calculated as a ratio of operating profit (EBITDA less depreciation) to revenue from operations.

Commentary: The operating profit margin was higher in FY2022 as compared to FY2021, primarily due to higher EBITDA, partially offset by higher depreciation in the current year.

NET PROFIT MARGIN

(%)

FY2022	17
FY2021	19
FY2020	7

Description: It is a measure of the profitability of the company. This is calculated as a ratio of net profit (before exceptional items) to revenue from operations.

Commentary: The net profit margin was at 17% in FY2022 as compared to 19% in FY2021.

RETURN OF NET WORTH

(%)

FY2022	31
FY2021	22
FY2020	8

Description: It is a measure of the profitability of the company. This is calculated as a ratio of net profit (before exceptional items) to average net worth (share capital + reserves + minority).

Commentary: The return on net worth has increased, mainly on account of increase in EBITDA during the year.

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Key performance indicators

LONG-TERM VALUE

GROWTH CAPEX

(₹ crore)

FY2022	5,659
FY2021	2,578
FY2020	6,385

Description: This represents the amount invested in our organic growth programme during the year.

Commentary: Our stated strategy is of disciplined capital allocation on high-return, low-risk projects. Expansion capital expenditure during the year stood at ₹5,659 crore.

EPS (BEFORE EXCEPTIONAL ITEMS)

(₹)

FY2022	52.02
FY2021	32.80
FY2020	10.79

Description: This represents the net profit attributable to equity shareholders and is stated before exceptional items and dividend distribution tax (net of tax and minority interest impacts).

Commentary: In FY2022, EPS before exceptional items was at ₹52.02 per share. This mainly reflects the impact of lower depreciation charges and higher EBITDA.

DIVIDEND

(₹/ share)

FY2022	45.00
FY2021	9.50
FY2020	3.90

Description: Dividend per share is the total of the final dividend recommended by the Board in relation to the year, and the interim dividend paid out during the year.

Commentary: The Board has recommended a total interim dividend of ₹45 per share this year compared with ₹ 9.50 per share in the previous year.

RESERVES AND RESOURCES (R&R)

Description: Reserves and resources are based on specified guidelines for each commodity and region.

ZINC INDIA

(million mt)

FY2022	448
FY2021	448
FY2020	403

Commentary

Zinc India: During the year, combined R&R was estimated to be 448 million tonnes, containing 31.1 million tonnes of zinc-lead metal and 874.7 million ounces of silver. Overall mine life continues to be more than 25 years.

ZINC INTERNATIONAL

(million mt)

FY2022	671
FY2021	566
FY2020	509

Commentary

Zinc International: During the year, combined mineral resources and ore reserves estimated at 671 million tonnes, containing 35.0 million tonnes of metal.

OIL & GAS

(mmboe)

FY2022	1,151
FY2021	1,229
FY2020	1,194

Commentary

Oil & Gas: During FY2022, gross proved and probable R&R stood at of 1,151 mmboe.

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SUSTAINABLE DEVELOPMENT

GHG EMISSIONS

(tons of CO2e)

SCOPE 1
FY2022	59
3
FY2021	59
1
FY2020	57
2

Description: Vedanta used Scope 1 and Scope 2 GHG emissions, measured in Tons of CO2e to track its carbon footprint.

Commentary: We calculate and report Greenhouse Gas (GHG) inventory i.e. Scope 1 (process emissions and other direct emissions) and Scope 2 (purchased electricity) as defined under the World Business Council for Sustainable Development (WBCSD) and World Resource Institute (WRI) GHG Protocol.

TRIFR

FY2022	1.4
FY2021	1.5
FY2020	1.6

Description: The total recordable injury frequency rate (TRIFR), is the number of fatalities, lost time injuries, and other injuries requiring treatment by a medical professional per million hours worked.

Commentary: This year, the TRIFR was 1.40. Safety remains the key focus across businesses.

WASTE RECYCLING (High Volume Low Toxicity)

(mMT)

FY2022	19
19
FY2021	18
17
FY2020	15
13
◾ Generation ◾ Recycled

Description: High Volume Low Toxicity (HVLT) are waste present in large quantities and are usually stored in tailings dams/ash-dyes or other secure landfill structures before being sent to other industries as raw materials. HVLT includes fly ash, bottom ash, slag, jarosite, red mud.

Commentary: In FY2022, we achieved ~100% recycling of our HVLT waste.

CSR FOOTPRINT

(million beneficiaries)

FY2022	4.64
FY2021	42	*
FY2020	3.26

Description: The total number of beneficiaries through our community development programmes across all our operations.

Commentary: We benefited 4.64 million people this year through our community development projects comprising community health, nutrition, education, water and sanitation, sustainable livelihood, women empowerment and bio-investment. This year our large-scale COVID-19 outreach programme further augmented the metric.

*	Out of 42 million 39 million are from the e-shiksha program

GENDER DIVERSITY

(%)
FY2022	11.54
FY2021	11.23
FY2020	10.9

Description: The percentage of women in the total permanent employee workforce.

Commentary: We provide equal opportunities to men and women. During the year, female employees made up 11.54% of the total workforce.

WATER CONSUMED AND RECYCLED

(million m3)

FY2022	277
86
FY2021	270
83
FY2020	250
71
◾ Consumed ◾ Recycled

Description: Water consumed is the portion of water use that is not returned to the original source after being withdrawn. Recycled water or reclaimed water means treated or recycled wastewater commonly used for non-potable (not for drinking) purposes, such as agriculture, landscape, public parks, and golf course irrigation (million m3) Commentary: In FY2022, we recycled 85.8 million m3 of water, equivalent to around 30.6% of consumed water.

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Value creation model

Transforming for better outcomes

INPUTS

Financial capital

We are focused on optimising capital allocation and maintaining a strong balance sheet while generating strong free cash flows. We also review all investments, taking into account the Group’s financial resources with a view to maximising returns to shareholders.

Manufactured capital

We invest in best-in-class equipment and machinery to ensure we operate as efficiently and safely as possible, both at our current operations and in our expansion projects.

This also supports our strong and sustainable cash flow generation.

Intellectual capital

As a relatively young company, we are keen to embrace technological developments and encourage innovation. We encourage our people to nurture and implement innovative ideas, which will lead to operational improvements across our operations.

Human capital

We have employees drawn from across the world, and their diverse skills and experience contribute to our operations. The mining and plant operations require specialised skills for which we employ qualified technical, engineering and geology experts. In addition, we create a culture which nurtures safety, innovation, creativity and diversity, which helps us to meet our business goals while also enabling our employees to grow personally and professionally.

Social and relationship capital

We aim to forge strong partnerships by engaging with our key stakeholders, including shareholders and lenders, suppliers and contractors, employees, governments, communities and civil societies. These relationships help maintain and strengthen our licence to operate.

Natural capital

India and Africa have favourable geology and mineral potential. These regions provide us with world-class mining assets and extensive R&R. Additionally, operating our mines requires a range of resources including water and energy which we aim to use prudently and sustainably.

•	Equity ₹372 crore

•	Gross Debt ₹53,109 crore

•	Net Worth ₹82,704 crore

•	Retained Earnings ₹65,011 crore

•	Cash and Cash Equivalent ₹32,130 crore

•	Capex ₹5,659 crore

•	Plant and Equipment ₹109,345 crore

•	Capital Work in Progress (WIP) ₹14,230 crore

•	No. of employees incl contactors 76,185

•	No. of hours of training 14,04,324

•	No. of Man Hours of safety training 13,31,357

•	HSE workforce incl contractors 1,208

•	No. of geologists including contractors 207

•	Employees covered under mentoring & support programs 3,743

•	Community investment ₹399.57 crore

•	Rated by two domestic rating agencies Crisil & India Rating

•	Strong network of global and domestic relationship banks 30+

•	Independent Directors: 4

•	Energy Consumption 564.02 million GJ

•	Water consumed 280 million GJ

•	Coal used 36.8 million MT

•	HVLT waste generated 19 million MT

•	HVLT waste recycled 18.6 million MT

•	Fly ash generated 14.5 million MT

•	Fly ash used 16.67 million MT

•	R&R Zinc India 448 million tonnes, containing 31.1 million tonnes of zinc-lead metal and 874.7 million ounces of silver

•	R&R Zinc International 671 million tonnes, containing 35.0 million tonnes of metal

•	R&R Oil & Gas 1,151 mmboe gross proved, and probable reserves and resources

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CREATING VALUE FOR STAKEHOLDERS

Shareholders, investors and lenders	A return on investment

Employees	A safe and inclusive working environment

Governments	Generating economic value for society and delivering sustainable growth

Local community and civil society	Investment in health, education and local businesses

Industry (suppliers, customers, peers, media)	Building long- term partnerships

ACTIVITIES

We operate across the mining value chain focusing on long- term and low-cost assets in India and Africa

Explore

We invest selectively in exploration and appraisal to extend mine and reservoir life.

Develop

We develop world-class assets, using the latest technology to optimise productivity.

Extract

We operate low-cost mines and oil fields, with a clear focus on safety and efficiency.

Process

We focus on operational excellence and high asset utilisation to deliver top quartile cost performance and strong cash flow.

Market

We supply our commodities to customers in a wide range of industry sectors, from automotive to construction, from energy to consumer goods.

Restore

We manage our long-life assets as effectively as possible and return them to a natural state at the end of their useful life.

OUTPUTS AND OUTCOMES

•	Turnover ₹1,31,192 crore

•	EBIDTA ₹45,319 crore

•	Total exchequer contribution ₹54,165 crore

•	Attributable PAT (Before exceptional items) ₹19,279 crore

•	Earnings per share (EPS) (Before exceptional items) ₹52.02 per share

•	Dividends paid ₹16,728 crore

•	FCF post-capex ₹21,715 crore

•	RoCE c. 30%

•	Net Debt to EBITDA 0.5x

•	Zinc India Mined Metal-1.1 mtpa Integrated Metal-1.0 mtpa

•	Oil & Gas 161 kboepd

•	Power 11.9 bn kWh

•	Aluminium Alumina: 2.0 mtpa, Aluminium 2.3 mtpa

•	Pig Iron 790 kt

•	Zinc International 223 kt

•	Steel 1,260 kt

•	Copper 125 kt

•	Attrition Rate 10.66%

•	Diversity Ratio 11.54%

•	Total Recordable Injury Frequency Rate (TRIFR): 1.40

•	CSR programme beneficiaries 4.64 million

•	Operational Nand Ghars 2,833

•	Interim dividends paid ₹45 per share

•	Contribution to the Exchequer c. ₹54,165 crore

•	Youth benefited from Employment based skills training 5,133

•	Nand Ghars Built till FY2022 3,261

•	Water Recycled % 30.6%

•	GHG emitted 62.83 million TCO2e

•	High Volume Low Toxicity (HVLT) Effect Waste recycled 98%

•	Fly Ash utilisation rate 115%

•	Water recycled 85.8 million MT

•	GHG Emissions:

Scope 1: 59.49 million TCO2e

•	GHG Emissions:

Scope 2: 3.34 million TCO2e

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Opportunities

Transformation through responsiveness

The natural resources sector operates amid a dynamic external environment. Several megatrends shape the industry, which are broadly led by aspects of ESG, digitalisation, value chain management, social stewardship, and others. These key trends are discussed below.

T1

Aligning capital allocation to ESG commitments

Environmental, Social and Governance (ESG) has become an essential part of the guiding strategy of organisations operating in the natural resources sector. Given the fast-evolving expectations from the markets and their stakeholders with regard to ESG alignment, the need of the hour is to think holistically and reflect capital allocation according to their ESG commitments.

Vedanta’s response

As part of Vedanta’s larger ESG vision, the Company has charted a clear plan to achieve Net Carbon Zero status by or before 2050. A US$5 billion investment has been pledged over the next decade to accelerate this transition. Similarly, a significant component of the capital allocation has been earmarked for social interventions in the near future.

T2

Embedding ESG into operations

While most mining companies have been under the radar for environmental and social compliance, led by global norms and regional regulations, voluntary compliance to ESG has been on the rise. The opportunities arising from mainstreaming ESG in operations present a host of business benefits for companies, while helping them manage their upside and downside risks.

Vedanta’s response

Vedanta has formulated its new ESG purpose – Transforming for Good – which maps specific aims under the pillars of communities, planet and workplace. The new purpose is adopted across the organisation with a view to make Vedanta an ESG-first organisation.

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T3

Playing an enabling role for a low-carbon future

The metals and mining sector has a key role in enabling the global energy transition. Several of the materials used in renewable technology, for example, are naturally occurring in nature, and the extraction, processing and marketing of such material is essential for an accelerated, global shift towards green energy adoption.

Vedanta’s response

Vedanta’s deeply integrated value chain ensures that necessary minerals for all renewable energy infrastructure are made available. Some of the key minerals that Vedanta extracts, processes and markets, such as Zinc, Aluminium, and Silver, are core to enabling the RE transition. To this effect, we have launched several pilot programmes including the introduction of low-carbon green aluminium under the Restora franchise. We are also exploring the development of green copper with a scalable plan in the pipeline.

We have committed to becoming a Net Zero Carbon company by 2050 or before and achieve 25% absolute GHG reduction by 2030. We plan to achieve this by deploying renewable power to the tune of 2.5 GW RE RTC equivalent by 2030.

We will also switch our fuels to more sustainable energy sources such as biomass and natural gas and deploy electric vehicles as part of our fleet. Significant progress has been made on this front with businesses such as HZL, ESL and BALCO leading from the front.

T4

A new super-cycle for commodities

Post the global pandemic, the metals and mining industry has soared with the release of pent-up demand, accompanied by buoyant pricing. The opportunity space is clear for large-scale commodity players such as Vedanta to hedge against possible risks and serve the demand with prudence.

Vedanta’s response

Vedanta is well positioned to deliver superior performance operationally and financially. In Oil & Gas, Vedanta is the largest private sector producer of crude oil in India and ranks among the world’s lowest cost producers with a pipeline of assets in production, development, and exploration. In Zinc, the Company is the world’s largest fully integrated zinc-lead producer. In Aluminium, it is India’s largest primary aluminium producer supported by its own captive power generation. With the successful acquisition of a Nickel and Cobalt plant at Goa, Vedanta has become the sole producer of Nickel in India. We continue to deliver strong performance across our business verticals, driven by our asset quality and strength of business model. We have achieved record production across Zinc International and Aluminium businesses and have a strong pipeline of development for other businesses such as Oil & Gas. Together with our underlying strengths and a conducive market scenario, we are well placed to achieve continued growth across our businesses.

Integrated Report and Annual Accounts 2021-22      39

Opportunities

T5

The need for competitive employer value propositions

The world over, the labour market has evolved during and post the pandemic. ‘The Great Resignation’ has seen waves of employees quit their jobs in pursuit of opportunities that are better aligned to their interests. Work from home has nearly become a well received alternative to traditional modes of office. Social purpose, reimagining work, and building an inclusive leadership culture have become core to maintaining an attractive employer value proposition. It is harder for core industries such as mining, where physical presence and conventional ways of working have ruled the roost for long.

Vedanta’s response

Increased efforts on employee engagement and retention; an emphasis on diversity, equity and inclusion; and a razor-sharp health and safety focus are key to attracting industry-best talent to Vedanta.

T6

Corporate citizenship as a key value enabler

Indigenous communities around the world are now distancing themselves from conventional transactional- style relationships with corporates. They are keen to establish novel ways of connecting and understanding entities that operate in their backyard and assigning responsibilities to them in exchange of continued social licence to operate. This puts the onus on companies, especially in the natural resources sector to look for and pursue opportunities that align with local communities’ own goals and priorities.

Vedanta’s response

Vedanta strives to be the preferred developer of choice in most of its core regions of operations. We enable this by establishing long-lasting community relationships, adhering to globally accepted human rights practices, and by actively investing in the communities through our operational and philanthropic interventions.

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T7

Integrated and data-led decision making for winning the future

To ensure agility and responsiveness, mining companies must empower the workforce across all levels to take informed, data-driven decisions. Digitalisation has proven its utility in ways more than one in the natural resources sector across the value chain. However, investments in technology must be met with proportionate interventions to create people-system interactions that can multiply the benefits of digitalisation.

Vedanta’s response

With our Disha programme, we aim to transform Vedanta into a data-driven organisation by developing digital dashboards and applying analytics for different verticals and business functions. These analytical dashboards enable the management to track progress, get insights, identify issues and bottlenecks proactively. This is achieved through reliable monitoring of KPIs across operations and HSE, critical process parameters for equipment and data- led predictability. This results in better planning, mitigation and closing the decision loop faster.

Apart from this, we are also building a start-up culture through the Spark program and implementing Group-wide digital transformation through project “Pratham”, which focuses on significantly improving volume, cost and ease of doing business. This is implemented through global partners by bringing new emerging technologies across the value chain of Vedanta Industry 4.0 framework. This is expected to result in a 15% increase in EBITDA, contribute to our zero-harm goal and reduce our carbon footprint.

To sustain our digital transformation, a roadmap has been drawn up for redesigning the organisation and augmenting digital capabilities, complete with in-house data analysts and data scientists.

Focusing on a digital environment

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Strategic priorities

Areas we focus on to deliver sustained value

Our five strategic focus areas reflect our integrated thinking that connects our purpose with our performance. They help us leverage our strengths, take advantage of opportunities, manage risks and navigate business cycles while taking into consideration the material concerns of our heterogeneous stakeholders. Here we map the progress we have made against each focus area and the way forward.

Cairn facility

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CONTINUE FOCUS ON WORLD-CLASS ESG PERFORMANCE

We operate as a responsible business committed to Zero harm, Zero Discharge and Zero Waste. Our revised vision is ‘Transforming for Good’ around three focus areas - transforming communities, transforming the planet, and transforming the workplace. Through these focus areas we work towards generating positive values for our stakeholders and minimising the impacts on the environment. We promote social inclusion across our operations to promote inclusive growth.

FY2022 update

•	12 fatalities occurred in the fiscal year; each of these fatalities was investigated by ICAM methodology with oversight from the Group leadership. Various programmes are in place to avoid repeat incidents

•	Critical risk management is under implementation across the Group to improve workplace safety

•	Climate risk assessment and scenario analysis are carried out for all the businesses

•	Decarbonisation roadmap developed to achieve net carbon neutrality by 2050

•	We have launched Restora, and Restora Ultra India’s first low-carbon aluminium

•	Tailings dam review by an independent third party was completed, and an action plan was created to close the gaps

•	3,200+ Nand Ghars established

Vision

Transforming Communities

Aim 1	Responsible business decisions based around community welfare

Aim 2	Empowering over 2.5 million families with enhanced skillsets

Aim 3	Uplifting over 100 million women and children through Education, Nutrition, Healthcare, and Welfare

Transforming the Planet

Aim 4	Net-carbon neutrality by 2050 or sooner

Aim 5	Achieving net water positivity by 2030

Aim 6	Innovating for a greener business model

Transforming the Workplace

Aim 7	Prioritising safety and health of all employees

Aim 8	Promote gender parity, diversity, and inclusivity

Aim 9	Adhere to global business standards of corporate governance

Objectives for FY2025

•	Zero fatality, with 2 fatality-free years

•	Stack emissions to be 25% of 2018 levels; all tailing facilities to be audited and actions closed with real-time monitoring

•	All performance standards to be developed, implemented and made part of VSAP

•	Employee and community exposure monitoring

•	Mental health programme to be initiated

•	Achieve zero social non-compliances; become signatories to and participants in VPSHR; set up an external SP advisory body

•	Achieve 20% reduction in GHG emission intensity from a 2012 baseline

•	Ensure that 40% of all new projects have a carbon rating of 4-star and above

•	29,000 Nand Ghars to be constructed by 2025

•	Skilling and employment creation for 60,000 youths

KPIs

•	Fatalities

•	TRIFR

•	No. of Category 5 social incidents

•	GHG emission intensity

•	No. of carbon star rated projects

•	Compliance tracking

•	Source emissions tracking

•	Personal exposure monitoring

•	CSR footprint

•	Gender diversity

Risk

R1	Safety and health of our employees, BPs and communities

R2	Managing positive community relationships

Integrated Report and Annual Accounts 2021-22      43

Strategic priorities

AUGMENT OUR RESERVES & RESOURCES (R&R) BASE

We look at ways to expand our R&R base through targeted and disciplined exploration programmes. Our exploration teams aim to discover mineral and oil deposits in a safe and responsible manner and replenish the resources that support our future growth ambitions.

FY2022 update

Zinc India (HZL)

•	Total ore reserves stand at 161.2 million tonnes (net depletion of FY2022 production of 16.3 million tonnes) at the end of FY2022 (150.3 million tonnes at the end of FY2021) due to heightened focus on resource to reserve conversion during the year. Exclusive Mineral Resource totalled 286.73 million tonnes

•	Combined R&R was estimated to be 448 million tonnes, containing 31.1 million tonnes of zinc-lead metal and 874.7 million ounces of silver

•	Overall mine life continues to be more than 25 years

Zinc International

•	Combined mineral resources and ore reserves estimated at 671 million tonnes, containing 35.0 million tonnes of metal

Oil & Gas

•	Seismic acquisition in Assam, Cambay, and Rajasthan for OALP blocks

•	Exploration and appraisal wells drilled across PSC and OALP blocks

•	Two hydrocarbon discoveries in Rajasthan (KW-2 Updip and Durga -1) and one in Cambay (Jaya-1) have been notified as Oil & Gas discovery

•	Strategic alliances with global players like Halliburton, Schlumberger, and Baker Hughes with the aim to increase R&R across the portfolio

•	Shale studies to unlock the potential in Barmer basin

•	Gross proved and probable R&R of 1,151 mmboe

Objectives for FY2023

Zinc India

•	Target generation at Kayad and RA by integrating application of AI & ML with existing geological data

•	Exploration plan to enhance the mineral resource by 20 mt ore with contained metal of 1.0 mt

•	Ore reserves upgradation of 28 mt will lead to total R&R of 470 mt

•	Application of advance geophysics techniques for target generation in strike/down dip extension of mineralisation.

Zinc International

•	Execution of 88 km of drilling across greenfield and brownfield projects in RSA and Namibia

•	Addition of 11.5 mt of ore (1.08 mt metal) and upgradation of 26.5 mt of ore (2.3 mt metal)

Oil & Gas

•	Exploration and appraisal drilling across the portfolio in Rajasthan, Cambay, Northeast and Offshore blocks

•	Drilling pilot wells for shale to establish potential

•	New opportunities basket for execution based on evaluation by global players as part of the strategic alliance

•	Alkaline Surfactant Polymer (ASP) pilot project in Bhagyam and Aishwariya fields

•	Infill wells across operating fields to augment reserve base

Objectives for FY2025

Zinc India

•	Securing SK north/SK south PL and other new tenements for R&R growth

•	Target generation through application of AI & ML along with advance geophysics

•	Enhancement of the mineral resource by 40 mt ore with contained metal of 2.0 mt and upgrade ore reserves to 42 mt, which will lead to total R&R of 500+ mt with ~35 mt metal

Zinc International

•	Execution of 100 km of drilling across greenfield and brownfield projects in RSA and Namibia

•	Addition of 25.0 mt of ore (2.2 mt of metal) and upgradation of 27.0 mt of ore (1.9 mt metal)

Oil & Gas

•	Establish the resource pool around OALP blocks to have incremental development opportunities in the portfolio

•	Establish commercial potential of shale

•	Establish the full potential of ASP in Bhagyam and Aishwariya for commercial development

KPIs

•	Total R&R in Zinc India and ZI

•	Total 2P+2C R&R in O&G

Risk

R1	Health, safety and environment (HSE)

R5	Discovery risk

R9	Regulatory and legal risk

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OPTIMISE CAPITAL ALLOCATION AND MAINTAIN A STRONG BALANCE SHEET

Our focus is on generating strong business cashflows and maintaining stringent capital discipline in investing in profitable high IRR projects. Our aim is to maintain a strong balance sheet through proactive liability management. We also review all investments (organic and acquisitions) based on our stringent capital allocation framework to maximise shareholder returns.

FY2022 update

•	Free cashflow (FCF) improvement from ₹13,821 crore to ₹21,715 crore, up 57% y-o-y

•	Net Debt (ND) decreased from ₹24,414 crore to ₹20,979 crore.

•	Net Debt/EBITDA at 0.5x on a consolidated basis

•	Dividend worth ₹16,728 crore, ₹45/share distributed in VEDL .

Objectives for FY2023

•	Generate healthy free cash flow from our operations

•	Disciplined capex across projects to generate healthy ROCE

•	Improve credit ratings

•	Reduce working capital

KPIs

•	FCF post-capex

•	Net Debt/EBITDA (Consolidated basis)

•	EPS (before exceptional items)

•	Interest cover ratio

•	Dividend

Risk

R9	Regulatory and legal risk

R10	Tax related matters

R11	Fluctuation in commodity prices (including oil) and currency exchange rates

R13	Access to capital

Integrated Report and Annual Accounts 2021-22      45

Strategic priorities

DELIVERING ON GROWTH OPPORTUNITIES

We are focused on growing our operations organically by developing brownfield opportunities in our existing portfolio. Our large, well-diversified, low-cost and long-life asset portfolio offers us attractive expansion opportunities, which are evaluated based on our return criteria for long-term value creation for all stakeholders

FY2022 update

Zinc India

•	Total mine development increased by 10% to 107 km in FY2022

•	Successfully conducted public hearing at Zawar to obtain EC for 6.5 mt capacity

•	Hoisting capacity increased at Rajpura Dariba from 0.9 to 1.3 mtpa

•	Crusher 2 commissioned at Rampura Agucha

•	Highest ever mined metal production at 1,017 kt in FY2022

•	Highest ever refined metal production at 967 kt in FY2022

•	Completed all turbine modifications in the CPP plants, thus increasing power generation capacity by 35 MW while reducing specific coke consumption

Zinc International

•	Significant ramp up in Gamsberg production with 170 kt zinc MIC in FY2022

Oil & Gas

•	Exploration drilling ongoing across basins. Hydrocarbon discovery notified for Durga -1 in Rajasthan and Jaya-1 in Cambay during the year. Till date, three hydrocarbon discoveries have been notified under the OALP portfolio

•	Infill drilling in Mangala, Tight Oil (ABH), Tight Gas (RDG), Satellite Field (NI) and Offshore (Cambay) to augment reserves and mitigate natural decline

•	38 wells drilled across all assets

Aluminium

•	Ramp up of Jharsuguda facility

•	Debottlenecking of JSG Billet facility from 400 ktpa to 460 ktpa

ESL

•	Record annual hot metal production of 1.3 mt since acquisition, up 6% y-o-y

Facor

•	Highest ever annual chrome ore production at 250 kt since acquisition, up 70% y-o-y

•	Highest ever annual ferro chrome production of 75 kt, up 10%y-o-y

Objectives for FY2023

Zinc India

•	Ramp up of underground mines towards their design capacity of 1.2 mn mtpa

•	Combined paste-fill and dry tailing plant at Rajpura Dariba, which will help increase ore production from 1.2 mtpa to 2 mtpa

•	New beneficiation plant to start at RDM to increase treatment capacity from 1.1 mtpa to 1.5 mtpa

•	Addition of new production centre from from Purvanchal in Zawar mines

•	Migration to 100% mechanised charging at Zawar leading to improved safety, faster charging, increased pull per blast

•	Construction and commissioning of new ZLD plant at Agucha and Zawar

•	With the supporting MIC flow, smelters are geared to touch approximately 1,000-1,025 kt

•	Capacity expansion plans awaiting Board approval to include one more roaster in our smelting operations and expand our leeching and cell house capacity subsequently

•	Commissioning of Fumer to be completed during the year

Zinc International

•	Gamsberg Phase 2 project approved by the Board includes mining expansion from 4 mtpa to 8 mtpa and construction of new concentrator plant of 4 mtpa, taking the total capacity to 8 mtpa. MIC production to be 200 ktpa, taking the total South Africa production to >500 ktpa. Target date of completion of project is 18 months

•	Skorpion Refinery conversion – awaiting confirmation of power tariff before beginning onground execution in FY2023

•	Black Mountain Iron Ore project to recover iron ore (magnetite) from the BMM tailings on track. Best quality iron ore will be produced from the new plant with Fe grade >68%. First production is expected in August 2022, 76 kt planned for Q2 and full production from Q3

46      Vedanta Limited

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Oil & Gas

•	Exploration and appraisal drilling in OALP and PSC blocks to unlock resource potential

•	Monetisation of discoveries notified in OALP blocks

•	Partner with global technology leaders to unlock the potential of unconventional resources like shale

•	Commence Alkaline Surfactant Polymer (ASP) project execution in the Mangala field to monetise reserves

•	Infill well projects across producing fields to add reserves and mitigate natural decline

Aluminium

•	Lanjigarh expansion from 2 mtpa to 5 mtpa

•	JSG VAP expansion to 1.6 MTPA and Balco VAP expansion to 1.1 MTPA. To be completed by Q2 FY2024

•	Operationalise 2 of 3 coal blocks

ESL

•	Embark on the expansion journey from 1.5 to 3.0 mtpa

•	To be a steelmaker amongst the top quadrant EBIDTA percentile group

Facor

•	Expansion of mines from current capacity of 250 kt to 390 kt

•	Metal capacity addition of 60 ktpa through new 33 MVA furnace

Objectives for FY2025

Zinc India

•	Ramp up of underground mines to reach 1.3 mtpa capacity

•	Commissioning of second open pit portal at RAM

•	Commissioning of vertical conveyor at SKM to mine high-grade shaft pillar area

•	Transition to 50% BEV deployment at RA and SK mines

•	Completion of Mill 3 at Zawar to increase beneficiation capacity

•	Establishment of new tailing dam at Zawar mines

•	Commissioning of 150 kt new zinc smelter to achieve 1.25 mn mt metal capacity and 1,000 mt silver production

•	Commissioning of second Fumer

•	Waste management through Jarosite utilisation in cement industry by modification in present circuits

•	Establishment of 200 MW green power to reduce cost of production and meet our ESG and Net Zero goals

Zinc International

•	Full ramp up of Gamsberg Phase 2 project in FY2025

•	Completion of Skorpion refinery conversion project expected by FY2025

•	Gergarub mining and concentrator plant planned to be in production by FY2025, delivering MIC of 100 ktpa

•	Gamsberg Smelter to treat all zinc concentrate from current operation; first production planned in FY2026. First phase planned to produce 300 ktpa

•	Iron ore phase 2 – construction of additional plant to treat 2 mtpa of current tailings storage facility with opportunity to construct a pig iron plant

Oil & Gas

•	Complete the execution of ASP project at Mangala to deliver incremental volume

•	Monetisation of discoveries from OALP and PSC blocks

•	Commence ASP project execution in the Bhagyam and Aishwariya field to monetise reserves

•	Commence shale monetisation

Aluminium

•	BALCO 414+ ktpa

•	DBNK Lanjigarh Refinery expansion from 5 mtpa to 6 mtpa

•	100% value-added product portfolio

•	Operationalisation of all 3 coal blocks

KPIs

•	Revenue

•	ROCE

•	FCF post-capex

•	Growth capex

Risk

R8	Cairn-related challenges

R9	Regulatory and legal risk

R12	Major project delivery

Integrated Report and Annual Accounts 2021-22      47

Strategic priorities

OPERATIONAL EXCELLENCE AND COST LEADERSHIP

We strive for all-round operational excellence to achieve benchmark performance across our businesses by debottlenecking our assets to enhance production, supported by improved digital and technology solutions. Our efforts are focused on enhancing profitability by optimising our cost and improving realisations through prudent marketing strategies.

FY2022 Update

Zinc India

•	Record ore production of 16.3 mt, despite disruptions on account of COVID-19

•	Mined metal production of 1,017 kt and refined zinc-lead production of 967 kt

•	APC commissioned at beneficiation plants of Rampura Agucha and Sindesar Khurd mines

•	HIghest ever production from Dariba Zinc (DSCZ) with current efficiency at 92%

•	Cell house revamp at Zinc Smelter Debari (ZSD) completed and production increased from 240 mt/day to 270 mt/day

•	We have also and are continuing zinc oxide treatment at Fumer Circuit CLZS for additional FG production of approx. 15-20 kt

Zinc International

•	BMM achieved production 52kt production in FY2022

•	Gamsberg ramped up significantly with 170 kt production in FY2022 and best performances in ore milled tonnes, mill throughput and plant availability. About 81% recovery achieved during March 2022 with a 600 t-650 t/day production to establish run rate of 18 kt-20 kt

•	Skorpion remained under care and maintenance following geotechnical instabilities in the open pit

Oil & Gas

•	Average gross operated production of 161 kboepd for FY2022, down 1% y-o-y, owing to natural field decline

•	Injection of a more efficient and thermally stable polymer – Acrylamide Tertiary Butyl Sulfonic (ATBS) acid commenced in Mangala field

•	Commenced engagement of partners for end-to-end management of Operations and Maintenance (O&M) across assets to leverage expertise, introduce best-in-class practices and adopt digitalisation

Aluminium & Power

•	Record aluminium production at 2,268 kt, up 15% y-o-y driven by ongoing JSG ramp-up

•	Highest ever VAP sales at 911 kt, 21% increase y-o-y

•	First in India to manufacture low-carbon aluminium under the brand name Restora with two product lines

•	Record alumina production at Lanjigarh refinery at 1,968 kt, up 7% y-o-y

•	Alumina COP up by 24% y-o-y due to input commodity headwinds

•	FY2022 COP for aluminium US$1,858 per tonne, up by 38% y-o-y, due to input commodity headwinds mainly coal and carbon

•	Booked 15.3 mt of coal in Tranche V at competitive price for the next 5 years

Steel

•	Increased net sales realisation from US$488 per tonne in FY2021 to US$660 per tonne in FY2022

Facor

•	Increased EBITDA margin by three-fold to US$534 per tonne for FY2022 against US$176 per tonne in FY2021

Copper and Iron Ore

•	Produced 5.4 million tonnes of saleable ore in Karnataka, up 8% y-o-y

•	Revenue increased to ₹6,332 crore, 40% higher y-o-y mainly due to increase in sales volume and higher realisations at Karnataka & VAB during the year

•	EBITDA increased to ₹2,279 crore compared to ₹1,804 crore in FY2021, mainly due to improved margin at Karnataka and higher volume at Karnataka & VAB

•	Continued engagement with the government and local communities to restart operations at Goa and Tuticorin

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Integrated Report	Statutory Reports	Financial Statements

Objectives for FY2023

Zinc India

•	Sustain COP at low level through efficient ore hauling, higher volume and grades and higher productivity through ongoing efforts in automation and digitalisation

•	All cellhouse operations at 92% current efficiency without any interruption of MIC

•	Pyro to be run on lead mode to reduce the zinc COP and improve lead and silver production

Zinc International

•	Ramp up Gamsberg to design capacity of 250 ktpa in H1 FY23

•	BMM debottlenecking plant 2 mt resulted in similar production levels despite low grades

•	Restart Skorpion post completion of geotechnical studies and feasibility completion of imported zinc oxides

Oil & Gas

•	Manage natural decline through near infill well program across fields

•	Establish the full potential of ATBS in the field to generate incremental value

•	Stabilise end-to-end O&M across assets with partners and deliver value accretion

•	Continue to operate at a low cost-base and generate free cash flow post-capex

Aluminium

•	Production at Lanjigarh refinery of around 2.0-2.1 mt, with aluminium production at smelters around 2.2-2.3 mt

•	Hot Metal COP at low level

•	Improve raw material security and materialisation locally (bauxite & coal); start Jamkhani and Radhikapur (West), acquire bauxite mines through competitive bidding

•	Increased focus on asset integrity and optimisation, quality and innovation and digitalisation through Centre of Excellence

Copper & Iron ore

•	Continue engagement with the government and relevant authorities to enable restart of operations in Goa and Tuticorin

•	Increase footprint in iron ore by continuing to participate in auctions across the country, including Jharkhand.

•	Advocacy for removal of E-auction/trade barrier in Karnataka

Steel

•	Ensure business continuity with greater focus on reliability centred maintenance

•	Obtain clean, Consent to Operate, and environmental clearance

•	Raw material securitisation through long-term contracts; approaching FTA countries for coking coal

Facor

•	Installation of Waste Heat Recovery system and refractory relining in 45 MVA furnace.

•	100 MW power generation and sale of additional power.

•	New COB plant commissioning with enhanced capacity of 50 TPH.

Objectives for FY2025

Zinc India

•	Sustain COP at low level through efficient ore hauling, higher volume and grades and higher productivity through ongoing efforts in automation and digitalisation

•	Automation of Debari cell house to reduce cost and increase efficiency and recovery

•	Mechanisation of Dariba Lead Cellhouse to reduce cost and increase efficiency and recovery

Zinc International

•	>500 ktpa production from South Africa at a low cost of production

•	150 ktpa metal production from Skorpion

Oil & Gas

•	Increase production from existing assets through use of leading- edge technologies, large-scale artificial intelligence and machine learning (AI-ML) enabled base.

•	End-to-end output-based O&M model

•	Continue to operate at a low cost-base and generate free cash flow post-capex

Aluminium

•	100% backward and forward integration: 3 mtpa aluminium, 6 mtpa alumina, 100% VAP, 100% coal (captive + linkage)

•	Hot Metal COP at lower level

•	Continued focus on quality, asset reliability and optimisation, digitalisation, innovation and R&D

KPIs

•	EBITDA

•	Adjusted EBITDA margin

•	FCF post-capex

•	ROCE

Risk

R1	Health, safety and environment (HSE)

R3	Tailings dam stability

R7	Loss of assets or profit due to natural calamities

R11	Fluctuation in commodity prices (including oil) and currency exchange rates

Integrated Report and Annual Accounts 2021-22      49

Risk management

Managing risks and opportunities amidst a dynamic external environment

Our businesses are exposed to a variety of risks given that we operate globally. We have a multi-layered risk management system and robust governance framework that align the Company’s operating controls with the Group’s overarching vision and mission and help it deliver on its strategic objectives.

Employees at

Cairn facility

50      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Enterprise risk management

We identify risks at the individual business-level for existing operations as well as for ongoing projects through a well- crafted methodology. Business-level review meetings, undertaken at least once every quarter, formally discuss risk management. Every business division of the Group has evolved its own risk matrix, which is reviewed by the Business Management Committee. In addition, business divisions have developed their own risk registers.

Respective businesses review the risks, changes in the nature and extent of major risks since the last assessment, control measures and decide on further action. Control measures stated in the risk matrix are also periodically reviewed by the business management teams to verify their effectiveness. These meetings are chaired by the CEOs of the respective businesses and attended by CXOs, senior management and functional heads concerned.

The role of Risk Officers at each business-level and at the Group level is to create awareness on the risks among the senior management, and to develop and nurture a risk management culture within the businesses. The Company’s risk mitigation plans are integral to the KRAs/KPIs of process owners. Leadership teams of the businesses are responsible for the governance of the risk management framework.

The Audit & Risk Management Committee aids the Board in the risk management process by identifying and assessing any changes in risk exposure, reviewing risk- control measures and approving remedial actions wherever appropriate. The Committee is, in turn, supported by the Group Risk Management Committee (GRMC), which helps it evaluate the design and operating effectiveness of the risk mitigation programme and the control systems.

The Risk Management Committee meets at least four times annually to discuss risks and mitigation measures, review the robustness of our framework at the level of individual businesses and map the progress against actions planned for key risks.

The GRMC comprises the Group Chief Executive Officer, Group Chief Financial Officer and Director-Management Assurance. The Group Head-Health, Safety, Environment & Sustainability is invited to attend these meetings. The GRMC discusses key events impacting the risk profile, relevant risks and uncertainties, emerging risks and progress against planned actions.

Our risk management framework is simple and consistent and provides clarity on managing and reporting risks to the Board. Together, our management systems, organisational structures, processes, standards and Code of Conduct and ethics represent the internal control systems that govern how the Group conducts its business and manages associated risks.

The Board shoulders the ultimate responsibility for the management of risks and for ensuring the effectiveness of internal control systems. This includes review of the Audit & Risk Management Committee’s report on the risk matrix, significant risks, and mitigating actions. Any systemic weaknesses identified by the review is addressed by enhanced procedures to strengthen the relevant controls, which are reviewed regularly.

Integrated Report and Annual Accounts 2021-22      51

Risk management

Since it is critical to deliver on the Group’s strategic objectives, risk management is embedded in business- critical activities, functions, and processes. The risk management framework is designed to manage rather than eliminate the risk of failure to achieve business objectives and provides reasonable, and not absolute assurance, against material misstatement or loss. Materiality and risk tolerance are key considerations in our decision-making.

The responsibility for identifying and managing risks lies with every manager and business leader. Additionally, we have key risk governance and oversight committees in the Group. They are:

•	The Committee of Directors (COD) comprising Vice Chairman and Group CFO supports the Board by considering, reviewing and approving all borrowing and investment-related proposals within the overall limits approved by the Board. Invitees to these committee meetings are the CEO, business CFOs, Group Head Treasury and BU Treasury Heads, depending upon the agenda

•	The ESG Committee reviews sustainability related risks

•	There are also various Group-level Management Committees (ManComs), such as Procurement ManCom, Sustainability-HSE ManCom, CSR ManCom, and so on which work on identifying risks in specific areas and mitigating them

Each business has developed its own risk matrix, which is reviewed by its respective management committee/ executive committee, chaired by its CEO. In addition, each business has developed its own risk register depending on the size of its operations and number of SBUs/ locations. Risks across these risk registers are aggregated and evaluated and the Group’s principal risks are identified, and a response mechanism is formulated.

This element is an important component of the overall internal control process from which the Board obtains assurance. The scope of work, authority and resources of the Management Assurance Services (MAS) are regularly reviewed by the Audit Committee. The responsibilities of MAS include recommending improvements in the control environment and reviewing compliance with our philosophy, policies and procedures.

The planning of internal audits is approached from a risk perspective. In preparing the internal audit plan, reference is made to the risk matrix, and inputs are sought from the senior management, business teams and members of the Audit Committee. In addition, we refer to past audit experience, financial analysis and the prevailing economic and business environment.

Despite COVID-induced disruptions, Vedanta’s business units dealt with its impact extremely well, resulting in an effective response. This was made possible owing to the following:

•	Our safety-first culture that prioritised people’s health and well-being

•	Our collaboration with communities, governments, and health experts, which ensures that best practices are followed

•	Focusing on what is critical to operations and communities, while continuing to build long- term resilience

•	Consistent response to the pandemic across the Group

•	Establishment of COVID-19 taskforces under seasoned leaders

•	Investments in new processes, procedures, protocols, health-testing equipment and support for the workforce

As a result, despite the challenges, our facilities remained largely operational during the pandemic. Rather, the disruption created an opportunity for us to identify and work on certain transformational aspects for the future. We continue to remain committed to achieving our objectives of zero harm, zero wastage and zero discharge, thus creating sustainable stakeholder value.

The order in which the risks appear in the section that follows does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their impact on Vedanta’s businesses. The risk direction of each risk has been reviewed based on events, economic conditions, changes in business environment and regulatory changes during the year.

While Vedanta’s risk management framework is designed to help the organisation meet its objectives, there is no guarantee that the Group’s risk management activities will mitigate or prevent these or other risks from occurring.

52      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Decrease in risk profile	Same as last year	Increase in risk profile

The Board, with the assistance of the management, conducts periodic and robust assessments of principal risks and uncertainties of the Group, and tests the financial plans associated with each.

Sustainability risks

R1	Health, safety and environment (HSE)

Impact	Mitigation	Direction

The resources sector is subject to extensive health, safety and environmental laws, regulations and standards. Evolving requirements and stakeholder expectations could result in increased cost or litigation or threaten the viability of operations in extreme cases. Human Environmental damage is amongst top 10 risks as per World Economic Forum’s Global risk report 2022, for next 2 to 5 years, which can lead to global policy changes.

Emissions and climate change

Climate action failure is amongst top 3 risks as per World Economic Forum’s Global risk report 2022. Our global presence exposes us to a number of jurisdictions in which regulations or laws have been, or are being considered to limit or reduce emissions. The likely effect of these changes could be increased cost of fossil fuels, imposition of levies for emissions in excess of certain permitted levels and increase in administrative costs for monitoring and reporting. Increasing regulation of greenhouse gas (GHG) emissions, including the progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, is likely to raise costs and reduce demand growth.

•  HSE is a high priority area for Vedanta. Compliance with international and local regulations and standards, protecting our people, communities and the environment from harm, and our operations from business interruptions, are key focus areas

•  Policies and standards are in place to mitigate and minimise any HSE- related occurrences. Safety standards are issued/continue to be issued to reduce the risk level in high-risk areas. Structured monitoring, a review mechanism and system of positive compliance reporting are in place

•  BU leadership continues to emphasise on three focus areas: visible felt leadership, safety critical tasks and managing business partners

•  The process to improve learning from incidents is currently being improved to reduce re-occurrence of similar incidents

•  A Vedanta Critical Risk Management programme will be launched to identify critical risk controls and to measure, monitor and report control effectiveness

•  We have implemented a set of standards to align our sustainability framework with international practice. A structured sustainability assurance programme continues to operate in the business divisions covering environment, health, safety, community relations and human rights aspects. This is designed to embed our commitment at the operational level

•  All businesses have appropriate policies in place for occupational health- related matters, supported by structured processes, controls and technology

•  To provide incentives for safe behaviour and effective risk management, safety KPIs have been built into performance management of all employees

•  The Carbon Forum has been re-constituted with updated terms of reference and representation from all businesses. Its mandate is to develop and recommend to the ExCo and Board the carbon agenda for the Group

•  Enhanced focus on renewable power obligations

•  The Group companies are actively working on reducing the intensity of GHG emissions of our operations

•  A task force team has been formulated to assess end-to-end operational requirement for Flue gas desulfurisation (FGD) plant. We continue to engage with various stakeholders on the matter

R2	Managing relationship with stakeholders

Impact	Mitigation	Direction
The continued success of our existing operations and future projects are in part dependent on the broad support and healthy relationship with our local communities. Failure to identify and manage local concerns and expectations can have a negative impact on relations and, therefore, affect the organisation’s reputation and social licence to operate and grow.

•  Our CSR approach to community programmes is governed by consideration of the needs of the local people and the development plan is in line with the new Companies Act in India; CSR guidelines; CSR National Voluntary Guidelines of the Ministry of Corporate Affairs, Government of India; and the UN’s Sustainable Development Goals (SDGs)

•  Our BU teams are proactively engaging with communities and stakeholders through a proper and structured engagement plan, with the objective of working with them as partners

•  Business ExCos factor in these inputs, and then decide upon the focus areas of CSR and budgets while also aligning with the strategic business priorities

•  All BUs follow well-laid processes for recording and resolving all community grievances

•  Every business has a dedicated Community Development Manager, who is part of the BU ExCo. They are supported by dedicated teams of community professionals

Integrated Report and Annual Accounts 2021-22      53

Risk Management

R2	Managing relationship with stakeholders

Impact	Mitigation	Direction

•  Our business leadership teams have periodic engagements with the local communities to build relations based on trust and mutual benefit. Our businesses seek to identify and minimise any potentially negative operational impact and risks through responsible behaviour – that is, acting transparently and ethically, promoting dialogue and complying with commitments to stakeholders

•  Stakeholder engagement is driven basis stakeholder engagement plan at each BU by the CSR and cross functional teams. Regular social and environment risk assessment discussions happen at the BU-level

•  Strategic CSR communication is being worked upon for visibility. Efforts continue to meet with key stakeholders, showcase our state-of the art technology, increase the number of organic followers and enhance engagement through social media

•  CSR communication and engagement with all stakeholders – within and outside communities

R3	Tailings dam stability

Impact	Mitigation	Direction
The release of waste material can lead to loss of life, injuries, environmental damage, reputational damage, financial costs and production impacts. A tailings dam failure is considered to be a catastrophic risk – i.e., a very high severity but very low frequency event and is a continuous risk. Hence, that must be given the highest priority.

•  The Risk Management Committee has included tailings dams on the Group risk register with a requirement for annual internal review and a three-yearly external review

•  Operation of tailings dams is executed by suitably experienced personnel within the businesses

•  A third party has been engaged to review tailings dam operations, including improvement/remedial works required and the application of Operational Maintenance and Surveillance (OMS) manuals in all operations. This is an oversight role in addition to the technical design and guidance arranged by respective BUs. Technical guidelines are also being developed

•  Vedanta Tailings Management Standard has been reviewed, augmented and reissued, including an annual, independent review of every dam and half-yearly CEO sign-off that dams continue to be managed within the design parameters and in accordance with the last surveillance audit. Move towards dry tailings facilities has commenced

•  Those responsible for dam management receive training from the third party and will receive on-going support and coaching from international consultants

•  Management standards implemented with business involvement

•  BUs are expected to ensure ongoing management of all tailings facilities with ExCo oversight with independent third-party assessment on the y-o-y implementation status of Golder recommendations

•  Digitalisation of tailings monitoring facilities is being carried out at the BUs

•  Tailing management standard is updated to include the latest best practices in tailing management. The UNEP/ICMM Global Tailings Standard was incorporated into Vedanta Standard during FY2021

Operational Risks

R4	Challenges in Aluminium and Power business

Impact	Mitigation	Direction
Our projects have been completed and may be subject to a number of challenges during operationalisation. These may also include challenges around sourcing raw materials and infrastructure- related aspects and concerns around ash utilisation/evacuation.

•  Improved LME and improved aluminium demand have led to recovery from the fall which happened last year

•  Alumina refinery expansion from 2 mtpa to 5 mtpa is being pursued

•  Continue to pursue new coal linkages to ensure coal security

•  Inbound and outbound supply chain across rail, road and ocean including manpower are functioning well, with no major risks foreseen

•  Local sourcing of bauxite and alumina from Odisha

•  Jharsuguda facilities ramped up satisfactorily

•  Project teams in place for ash pond, red mud, railway infrastructure and FGD

•  Dedicated teams working towards addressing the issue of new emission norms for power plants

•  Global technical experts inducted to strengthen operational excellence

54      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

R4	Challenges in Aluminium and Power business

Impact	Mitigation	Direction

•  Continuous focus on plant operating efficiency improvement to achieve design parameters, manpower rationalisation, logistics and cost reduction initiatives

•  Continuous augmentation of power security and infrastructure

•  Strong management team continues to work towards sustainable low-cost of production, operational excellence and securing key raw material linkages

•  Talwandi Saboo (TSPL) power plant matters are being addressed structurally by a competent team

R5	Discovery risk

Impact	Mitigation	Direction

Increased production rates from our growth-oriented operations create demand for exploration and prospecting initiatives so that reserves and resources can be replaced at a pace faster than depletion. Failure in our ability to discover new reserves, enhance

existing reserves or develop new

operations in sufficient quantities

to maintain or grow the current

level of our reserves could

negatively affect our prospects.

Uncertainties inherent in estimating

ore and Oil & Gas reserves, and

geological, technical, and economic

assumptions that are valid at the

time of estimation. These may

change significantly when new

information becomes available.

•  Dedicated exploration cell with continuous focus on enhancing exploration capabilities

•  Appropriate organisation and adequate financial allocation in place for exploration

•  Strategic priority is to add to our R&R by extending resources at a faster rate than we deplete them, through continuous focus on drilling and exploration programme. Exploration ExCo has been established to develop and implement strategy and review projects across the Group

•  Continue to make applications for new exploration tenements in countries in which we operate under their respective legislative regimes

•  Exploration-related systems being strengthened, and standardised across the Group, and new technologies being utilised wherever appropriate

•  International technical experts and agencies are working closely with our exploration teams to enhance our capabilities

R6	Breaches in IT / cybersecurity

Impact	Mitigation	Direction

Like many global organisations,

our reliance on computers and

network technology is increasing.

These systems could be subject

to security breaches resulting in

theft, disclosure, or corruption

of key/strategic information.

Security breaches could also

result in misappropriation of funds

or disruptions to our business

operations. A cybersecurity breach

could impact business operations.

•  Group-level focus on formulating necessary frameworks, policies, and procedures in line with best practices and international standards

•  Implementation and adoption of various best-in-class tools and technologies for information security to create a robust security posture

•  Special focus to strengthen the security landscape of plant technical systems (PTS) through various initiatives

•  Adoption of various international standards relating to information security, disaster recovery and business continuity management, IT risk management and setting up internal IT processes and practices in line with these standards

•  Work towards ensuring strict adherence to IT-related SOPs to improve operating effectiveness, continuous focus on mandatory employee training on cybersecurity awareness

•  Periodic assessment of entire IT system landscapes and governance framework, from vulnerability and penetration perspective, undertaken by reputed expert agencies and addressing the identified observations in a time-bound manner

R7	Loss of assets or profit due to natural calamities

Impact	Mitigation	Direction

Our operations may be subject

to a number of circumstances

not wholly within the Group’s

control. These include damage

to or breakdown of equipment

or infrastructure, unexpected

geological variations or technical

issues, extreme weather conditions

and natural disasters – any of

which could adversely affect

production and/or costs.

•  Vedanta has taken appropriate Group insurance cover to mitigate this risk and an Insurance Council is in place to monitor adequacy of coverage and status of claims

•  An external agency reviews the risk portfolio and adequacy of this cover and assists us in our insurance portfolio

•  Engage reputed institutions to underwrite our risk

•  Established mechanism of periodic insurance review in place at all entities. However, any occurrence not fully covered by insurance could have an adverse effect on the Group’s business

•  Continuous monitoring and periodic review of security function

•  Continue to focus on capability building within the Group

Integrated Report and Annual Accounts 2021-22      55

Risk management

R8 Cairn-related challenges
Impact	Mitigation	Direction
Cairn India has 70% participating interest in Rajasthan Block, the production sharing contract (PSC) of which was till 2020. The Government of India has granted its approval for a 10-year extension at less favourable terms, pursuant to its policy for extension of Pre-New Exploration and Licensing Policy (NELP) Exploration Blocks, subject to certain conditions. Ramp up of production compared to what was envisaged may impact profitability.

•  RJ PSC 2020 extension was issued by the Directorate General of Hydrocarbons (DGH) subject to certain conditions. Ongoing dialogue and communication with the government and relevant stakeholders to address the conditions

•  The applicability of the Pre-NELP Extension Policy to the RJ Block is currently sub judice

•  Discussions within teams as well as with partners initiated with the objective to optimise cost across all spheres of operations

•  Constant engagement with vendors/partners to ensure minimal project delay based on the current situation and plan to ramp up

•  Growth projects being implemented through an integrated contracting approach. Contracts have built-in mechanism for risk and reward. Rigorous project reviews with execution partners/contractors to deliver volumes and returns

•  Project Management Committee and Project Operating Committee set up to provide support to the outsourcing partner and address issues on time to enable better quality control as well as timely execution of growth projects

Compliance risks

R9	Regulatory and legal risk

Impact	Mitigation	Direction
We have operations in many countries around the globe. These may be impacted because of legal and regulatory changes in the countries in which we operate, resulting in higher operating costs and restrictions such as the imposition or increase in royalties or taxation rates, export duty, impacts on mining rights/bans, and change in legislation.

•  The Group and its business divisions monitor regulatory developments on an ongoing basis

•  Business-level teams identify and meet regulatory obligations and respond to emerging requirements

•  Focus on communicating our responsible mining credentials through representations to government and industry associations

•  Continue to demonstrate the Group’s commitment to sustainability by proactive environmental, safety and CSR practices. Ongoing engagement with local community/media/NGOs

•  SOx-compliant subsidiaries

•  Common compliance monitoring system being implemented in Group companies. Legal requirements and a responsible person for compliance have been mapped in the system

•  Legal counsels within the Group continue to work on strengthening the compliance and governance framework and the resolution of legal disputes

•  Competent in-house legal organisation is in place at all the businesses; these legal teams have been strengthened with induction of senior legal professionals across all Group companies

•  SOPs implemented across our businesses for compliance monitoring

•  Greater focus for timely closure of key non-compliances

•  Contract management framework strengthened with the issue of boiler plate clauses across the Group which will form part of all contracts. All key contract types have also been standardised

•  Framework for monitoring performance against anti-bribery and corruption guidelines is in place

R10	Tax related matters

Impact	Mitigation
Our businesses are in a tax regime and changes in any tax structure, or any tax-related litigation may impact our profitability.

•  Tax Council reviews all key tax litigations and provides advice to the Group

•  Continue to engage with authorities concerned on tax matters

•  Robust organisation in place at the business and Group-level to handle tax- related matters

•  Continue to consult and obtain opinion from reputable tax consulting firms on major tax matters to mitigate tax risks on the Group and its subsidiaries

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Integrated Report	Statutory Reports	Financial Statements

Decrease in risk profile	Same as last year	Increase in risk profile

Financial Risks

R11	Fluctuation in commodity prices (including oil) and currency exchange rates

Impact	Mitigation	Direction

Prices and demand for the Group’s products may remain volatile/ uncertain and could be influenced by global economic conditions, natural disasters, weather, pandemics, such as the COVID-19 outbreak, political instability, and so on. Volatility in commodity prices and demand may adversely affect our earnings, cash flow and reserves.

Our assets, earnings and cash flow are influenced by a variety of currencies due to our multi- geographic operations. Fluctuations in exchange rates of those currencies may have an impact on our financials.

•  The Group’s well-diversified portfolio acts as a hedge against fluctuations in commodities and delivers cash flow through the cycle

•  Pursue low-cost production, allowing profitable supply throughout the commodity price cycle

•  We consider exposure to commodity price fluctuations to be integral to the Group’s business and our usual policy is to sell our products at prevailing market prices. Our policy is not to enter into price hedging arrangements other than for businesses of custom smelting and purchased alumina, where back-to-back hedging is used to mitigate pricing risks. Strategic hedge, if any, is taken after appropriate deliberations and due approval from ExCo

•  Our forex policy prohibits forex speculation

•  Robust controls in forex management to hedge currency risk liabilities on a back-to-back basis

•  Finance Standing Committee reviews all forex and commodity-related risks and suggests necessary course of action to business divisions

•  We seek to mitigate the impact of short-term currency movements on the businesses by hedging short-term exposures progressively, based on their maturity. However, large, or prolonged movements in exchange rates may have a material adverse effect on the Group’s businesses, operating results, financial condition and/or prospects

•  Notes to the financial statements in the Integrated Report provide details of the accounting policy followed in calculating the impact of currency translation

R12	Major project delivery

Impact	Mitigation	Direction
Shortfall in achievement of stated objectives of expansion projects, leading to challenges in achieving stated business milestones – existing and new growth projects.

•  Empowered organisation structure in place to drive growth projects; project management systems streamlined to ensure full accountability and value stream mapping

•  Strong focus on safety aspects in the project

•  Geo-technical audits conducted by independent agencies

•  Engaged global engineering partner to do complete life of mine planning and capital efficiency analysis to ensure that the project objectives are in sync with the business plan and growth targets

•  Standard specifications and SOPs developed for all operations to avoid variability; reputed contractors engaged to ensure the completion of the project on indicated timelines

•  Use of best-in-class technology and equipment to develop mines, ensuring the highest level of productivity and safety. Digitalisation and analytics help improve productivity and recovery

•  Stage gate process to review risks and remedy at multiple stages on the way Robust quality control procedures implemented to check safety and quality of services/design/actual physical work

•  Use of reputed international agency for Geotech modelling and technical support, wherever required

R13 Access to capital

Impact	Mitigation	Direction
The Group may not be able to meet its payment obligations when due or may be unable to borrow funds in the market at an acceptable price to fund actual or proposed commitments. A sustained adverse economic downturn and/ or suspension of its operation in any business, affecting revenue and free cash flow generation, may cause stress on the Company’s ability to raise financing at competitive terms.

•  Focused team continues to work on proactive refinancing initiatives with an objective to contain cost and extend tenor

•  Team is actively building the pipeline for long-term funds for near to medium term requirements both for refinancing and growth capex

•  Track record of good relations with banks, and of raising borrowings in the last few years

•  Regular discussions with rating agencies to build confidence in operating performance

•  Business teams ensure continued compliance with the Group’s treasury policies that govern our financial risk management practices

•  CRISIL and India Ratings have revised the rating to AA from AA- with stable outlook

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Our Board and Management

Anil Agarwal

Non-Executive Chairman

Mr. Agarwal is the Non-Executive Chairman of Vedanta Limited. He has been the Executive Chairman of Vedanta Resources since March 2005. He founded the Vedanta Group in 1976 and has over four decades of entrepreneurial and mining experience. He has helped shape the strategic vision of the Company to contribute to the larger purpose of uplifting communities.

Under his leadership, Vedanta has grown from an Indian domestic miner to a global natural resources group, with a world-class portfolio of large, diversified assets in Oil & Gas, zinc, silver, aluminium, copper, iron & steel and power that are capable of generating strong cash flows.

Mr. Agarwal’s vision is to empower the nation by achieving self-sufficiency in the natural resources sector. Over the years, he has invested over US$35 billion for the development of the metal and mining sector in India. He has also been a strong advocate for the growth of the MSME sector. Partnering with the government, the Vedanta Saathi programme has been created to provide a bouquet of services to MSMEs so that they can truly become employment generators for the economy. He has also been playing a pivotal role in the development of start-ups.

Mr. Agarwal believes that businesses must give back to the society and help them prosper. He has pledged 75% of his wealth for social good. He has signed The Giving Pledge, a movement of global philanthropists who have committed to giving away the majority of their wealth towards philanthropic and charitable causes. Mr. Agarwal is committed to promoting the well-being of the communities with a focus on women and child development. His dream project, Nand Ghar, is developing model anganwadis that are focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development.

The Anil Agarwal Foundation is committed towards empowering communities, transforming lives and facilitating nation building through sustainable and inclusive growth. The Foundation has teamed up with the Bill & Melinda Gates Foundation to improve health and nutritional outcomes.

Navin Agarwal

Executive Vice Chairman

Mr. Navin Agarwal has been associated with the Vedanta Group since its inception and has four decades of strategic executive experience. Under his stewardship, Vedanta has achieved leadership position in all the major sectors it operates in.

Over the years, he has been instrumental in building a highly successful meritocratic organisation. He has been spearheading the Company’s strategy through a mix of organic growth and value-accretive acquisitions, leading to Vedanta’s transformation into a globally diversified natural resources company.

He is passionate about developing leadership talent and has been responsible for creating a culture of excellence at Vedanta through the application of advanced technologies, digitalisation and global best practices. He drives Vedanta’s unwavering commitment to upholding the highest standards of corporate governance. His vision is to gradually unlock the enormous potential of the natural resources sector and make it an engine of growth for India.

In recognition of his exceptional service in the fields of business and entrepreneurship and contribution to the natural resources sector, he was conferred the ’Industrialist of the Year’ Award by the Bombay Management Association in 2018. He is a fervent advocate of sustainable development and is committed to advancing the inclusive growth of communities and the promotion of culture and sports at all levels.

A graduate in commerce from Sydenham College, Mumbai, Mr. Agarwal has completed the President Management Program from Harvard University.

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Dindayal Jalan

Non-Executive Independent Director

Mr. Jalan is a Chartered Accountant and has over 40 years of extensive experience in managing business and finance in large metal and mining companies.

He is currently an entrepreneur and an Independent Director on the Boards of some prominent companies. In his previous role, before superannuation in 2016, he was the Group CFO of London listed Vedanta Resources Plc., and an Executive Director and CFO of Vedanta Ltd.

Mr. Jalan started his corporate journey in 1978 with Aditya Birla Group’s Hindustan Gas & Industries Ltd. as a management trainee, rising to the rank of Finance & Commercial Head. He was instrumental in transforming the iron ore business and setting up a greenfield SME business for Essel Mining, an associate company.

In 1996, he moved to Birla Copper to lead the Finance & Commercial function. He was part of the core team and was instrumental in setting up and operationalising the greenfield Copper Smelting project as a robust operating business. He was responsible for raising finance, building the finance team, putting in place strong business processes and systems, negotiating stable sources for long-term raw material supplies, setting up the commodity hedging desk and building a robust marketing organisation.

In 2001, he moved to Sterlite Industries (now Vedanta Ltd.) as CEO of its copper mining business in Australia for ~5 years. He led the turnaround of the business, working in a multicultural environment. In 2003, he was appointed the CFO of Sterlite Industries. In 2005, he was elevated to the position of CFO of Vedanta Resources Plc., an FTSE 250, London listed company. In this role, he provided strategic leadership to the Finance function with a clear focus on enhancing shareholders’ value by improving capital management, governance framework, systems and processes, and developing a robust Finance team. He closely worked with the CEO to drive business performance.

Padmini Sekhsaria

Non-Executive Independent Director

Ms. Sekhsaria is a Principal at the Narotam Sekhsaria Family Office, where she leads several investment and philanthropic activities. She oversees businesses in technology, education, FMCG, agriculture, construction materials, commodities, and financial services, that directly employ over 3,600 employees. Her experience in youth education, health and vocational skilling spans over 20 years.

She started the Salaam Bombay Foundation in 2002, one of the largest school-based preventive health programmes in India. She also heads the Narotam Sekhsaria Foundation, a family philanthropy that is engaged in health, education, and livelihood programmes, with interventions in rural and urban areas focused on community health, preventive and promotive healthcare, capacity building, policy advocacy and systemic change. She serves on the Boards of various non-profit organisations, including Ambuja Cement Foundation, Prince Aly Khan Hospital, Harvard T.H. Chan School of Public Health-India Center, Sherborne Foundation in UK, Vassar College and the India Youth Fund in New York. She is an alumnus of London School of Economics and holds a postgraduate degree in Financial Economics.

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Our Board and Management

Sunil Duggal

Whole-Time Director & Chief Executive Officer

Mr. Sunil Duggal was appointed as the Interim CEO of Vedanta Limited, effective April 6, 2020, subsequently CEO, effective August 1, 2020 and Whole-Time Director from April 25, 2021. Prior to this, he was the CEO & Whole-Time Director of Hindustan Zinc Limited (HZL), a subsidiary of the Company from 2015 to July 2020. He had been associated with HZL since 2010 as Executive Director and thereafter became the Chief Operating Officer in the year 2012 and Deputy CEO in 2014. He is a result-oriented professional with over 37 years of experience of leading high-performance teams and more than 20+ years in leadership positions.

He is known for his ability to calmly navigate through tough and challenging times, nurture and grow a business, evaluate opportunities and risks and successfully drive efficiency and productivity whilst reducing costs and inefficiencies and deliver innovative solutions to challenges. His thrust on adopting best-in-class mining and smelting techniques, state-of-the-art, environment- friendly technologies and mechanisation, automation and digitalisation of operational activities has enhanced Vedanta’s industry leadership.

Born and brought up in Amritsar, he has an Electrical Engineering degree from Thapar Institute of Engineering & Technology, Patiala. He is an Alumnus of IMD, Lausanne - Switzerland and IIM Calcutta and has worked in Ambuja Cement before joining Vedanta Ltd. He is serving as Vice Chairman-International Zinc Association and President – Indian Lead Zinc Development Association. Recently, he has been appointed as the Chair – Confederation of Indian Industry (CII) National Committee on Mining, Chair – FIMI Non-Ferrous Metals Committee, Co-Chair – FICCI Non- Ferrous Metals Committee -2018 and Chairman – Skill Council for Mining Sector, India.

Upendra Kumar Sinha

Non-Executive Independent Director

Mr. Sinha served as the Chairman of the Securities and Exchange Board of India (SEBI) from February 2011 to March 2017. He was instrumental in bringing about key capital market reforms. Under his leadership, SEBI introduced significant regulatory amendments to various Acts, enhancing corporate governance and disclosure norms. Prior to his role in SEBI, he was the Chairman & MD of UTI Asset Management Company Pvt. Ltd. He has also worked for the Department of Economic Affairs under the Ministry of Finance, Government of India.

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Akhilesh Joshi

Non-Executive Independent Director

Mr. Joshi was appointed on the Board with effect from July 01, 2021. He completed his Bachelor’s in Mining from MBM Engineering College, Jodhpur. He holds a Diploma in Economic Evaluation of Mining Projects from the Paris School of Mines. Mr. Joshi has over 44 years of professional experience in mining and has an exemplary track record of nurturing one of the world’s largest integrated zinc, lead and silver producing organisation. His emphasis on a high-performance culture brings out the best in employees, propelling meticulous execution and delivering extraordinary results.

Mr. Joshi served as Chief of Mining Operations at Rampura Agucha Mines and successfully executed mine planning and production ramp up, which positioned it as the world’s #1 zinc- lead mine for eight consecutive years since 2009.

He was the CEO of Hindustan Zinc Limited (HZL) from 2012 to 2015 and was also appointed the President of the Global Zinc Business. He provided guidance to gold mines in Armenia between 2004-2006, engaged and worked closely with companies such as SRK/AMC etc. for benchmarking and mining methodology evaluations. Currently, he serves on the Boards of HZL, Rajasthan State Mines & Minerals Ltd., Ferro Alloys Corporation Limited and FACOR Power Limited.

Mr. Joshi is a senior executive of global repute with a proven track record. In his long global career, he has been recognised with numerous awards including the National Mineral Award by the Government of India for his outstanding contribution to mining technology in 2006, Business Today CEO Award, HZL Gold Medal Award by the Indian Institute of Metals. In 2012, he was also felicitated by the then Hon’ble Finance Minister, Pranab Mukherjee, for his excellent contribution to the mining sector. He is also a member of the Institution of Engineers (India), Mining Engineers Association of India (MEAI), Mining Geological & Metallurgical Institute of India (MGMI) and Indian Institute of Mineral Engineers (IIME).

He is the co-author of a book titled ‘Blast Design Theory and Practice’ and has written various technical papers in relation to exploration and mining since 1995.

Priya Agarwal Hebbar

Non-Executive Non-Independent Director

Ms. Priya Agarwal Hebbar is the Non-Executive Director at Vedanta. She is deeply passionate about the environment and sustainability and has been playing a crucial role in strengthening Vedanta’s ESG practices. Under her leadership, Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector.

Ms. Hebbar is passionate about child nutrition and gender neutrality and is leading a variety of CSR initiatives under the Anil Agarwal Foundation, which impacts the lives of more than 4.23 crore people at the grassroots level. The Foundation has pledged ₹5,000 crore over the next five years on various social impact programmes.

Under her leadership, Vedanta has modernised over 3,300 anganwadis across the country through its flagship project, “Nand Ghar”, which aims to ensure that women and children get the right opportunities even in the remotest parts of the country.

She is also leading a state-of-the-art animal welfare project – The Animal Care Organisation (TACO) of Vedanta. This project will bring leading academicians, veterinarians and communities together to create a holistic ecosystem for animal care in India. She is the founder of YODA – an animal welfare organisation.

Ms. Hebbar has experience in Public Relations with Ogilvy & Mather and in Rediffusion Y&R. She has completed B.Sc. in Psychology and Business Management from the University of Warwick in the UK.

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Management Committee

Sunil Duggal

Whole-Time Director & Chief Executive Officer

Mr. Sunil Duggal was appointed as the Interim CEO of Vedanta Limited, effective April 6, 2020, subsequently CEO, effective August 1, 2020 and Whole-Time Director from April 25, 2021. Prior to this, he was the CEO & Whole-Time Director of Hindustan Zinc Limited (HZL), a subsidiary of the Company from 2015 to July 2020. He had been associated with HZL since 2010 as Executive Director and thereafter became the Chief Operating Officer in the year 2012 and Deputy CEO in 2014.

He is a result-oriented professional with over 37 years of experience of leading high-performance teams and more than 20+ years in leadership positions. He is known for his ability to calmly navigate through tough and challenging times, nurture and grow a business, evaluate opportunities and risks and successfully drive efficiency and productivity whilst reducing costs and inefficiencies and deliver innovative solutions to challenges. His thrust on adopting best-in-class mining and smelting techniques, state-of-the-art, environment-friendly technologies and mechanisation, automation and digitalisation of operational activities has enhanced Vedanta’s industry leadership.

Born and brought up in Amritsar, he has an Electrical Engineering degree from Thapar Institute of Engineering & Technology, Patiala. He is an Alumnus of IMD, Lausanne - Switzerland and IIM Calcutta and has worked in Ambuja Cement before joining Vedanta Ltd. He is serving as Vice Chairman-International Zinc Association and President – Indian Lead Zinc Development Association. Recently, he has been appointed as the Chair – Confederation of Indian Industry (CII) National Committee on Mining, Chair – FIMI Non-Ferrous Metals Committee, Co-Chair – FICCI Non-Ferrous Metals Committee-2018 and Chairman – Skill Council for Mining Sector, India.

Ajay Goel

Group Acting Chief Financial Officer

Mr. Ajay Goel is acting Chief Financial Officer of the Company with effect from 22 October, 2021. He was appointed as Deputy Chief Financial Officer of Vedanta Limited from 23 March 2021, based at Delhi. In this role, Mr. Goel is responsible for Financial Planning & Analysis, Accounting and Consolidation, Controllership, Audit, Tax, Secretarial & Compliance and Risk Management. He has been driving the Company’s business performance monitoring and reporting with a focus on benchmarking and analytics. Mr. Goel is a national rank holder, both as a Chartered Accountant and Company Secretary. He brings 22 years of rich experience, having operated in a variety of roles in global multinational companies such as General Electric (GE), Nestle, Coca Cola and Diageo.

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Sharad Gargiya

Group Chief Commercial Officer

Mr. Sharad Kumar Gargiya was appointed as the Chief Commercial Officer of Vedanta with effect from April 2020. He has been associated with the Group since October 1998 and has held key senior leadership roles as Chief Financial Officer and Chief Commercial Officer across the Group companies. He is an integral part of the Vedanta Group Executive Committee and Group Management Committee. He has been a member of the Group Ethics Committee since 2016 and is an active member of the Group Insurance Council for over five years.

Mr. Gargiya is a versatile leader and has over 23 years of experience in leading high-performance teams, developing and executing strategic initiatives, driving business excellence, and cultural transformation. He has contributed significantly towards unlocking business value through his leadership and strategic roles at the Telecom Cable, Copper, Aluminum, Power And Zinc business of the Company. He has a proven track record of adopting best-in-class technologies and processes to increase efficiencies and optimise cost with a focus on promoting automation and digitalisation of operational activities.

Madhu Srivastava

Group Chief Human Resources Officer

Ms. Madhu Srivastava was appointed as the Chief Human Resources Officer of Vedanta in December 2018. She has been associated with Vedanta for more than nine years. In her earlier role, she was the Chief Human Resources Officer of Cairn-Oil and Gas business for close to three years, during which she also led the Talent Acquisition and Diversity and Inclusion functions for Vedanta.

Under her leadership, the Vedanta Group has put in place progressive and globally benchmarked people practices and frameworks for talent acquisition, talent management, performance management, and rewards and recognition. She has 23 years of experience across Human Resources as well as Sales, Marketing and Operations, spanning FMCG, Telecom, IT/ITES, banking and natural resources industries.

Ms. Srivastava started her professional journey in 1999 with Godrej, where she handled sales in Gujarat and Maharashtra and later moved to the Corporate Sales & Marketing role. Following her work with companies such as GE Capital and Reliance in operations and marketing profiles, she began her journey in HR in 2006 as Assistant Vice President, Talent Acquisition at Genpact, where she led middle management hiring. She then went on to lead recruitment for Citibank’s India operations as Vice President, Human Resources before joining Vedanta in 2012. She holds a Post Graduate Diploma in Management in Marketing and Sales from the Indian Institute of Management Ahmedabad.

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Executive Committee

Arun Misra

Chief Executive Officer – Hindustan Zinc Limited

Mr. Misra was appointed as Chief Executive Officer, HZL, effective from 1 August 2020. He was priorly Deputy Chief Executive Officer, HZL since joining the company on 20 November 2019. In his previous role, he was associated with TATA Steel Limited as Vice President of the Mining Division. He has 34 years of rich and diverse experience, having held various strategic positions at TATA Steel. Mr. Misra has a Bachelor’s degree in Electrical Engineering from IIT Kharagpur, a diploma in mining and beneficiation from the University of New South Wales, Sydney, and a Diploma in General Management from CEDEP, France. He was elected as Chairman of International Zinc Association in January 2022, the first ever Indian and Asian to hold this position.

Rahul Sharma

Deputy Chief Executive Officer – Aluminum Business

Mr. Sharma is the Deputy Chief Executive Officer of Vedanta’s aluminium business since 24 November 2020. Prior to his current role, he was the Chief Executive Officer of the Alumina business (from April 2019) and Director-Corporate Strategy (Aluminium and Power). Mr. Sharma has diverse experience of over 25 years and has been with the Group since 1998. He has held key leadership positions at Vedanta Limited and Sterlite Technologies Ltd., where he was Chief Marketing Officer (Domestic and International) and Business Head of System Integration Business. He is a leading figure in India’s metal and mining industry and has been playing a significant role in driving policies and facilitating reform of the exploration, mining, and non-ferrous metal sector in the country to promote sustainability. Mr. Sharma holds important positions in various eminent industry associations, including being the current President of the Aluminium Association of India (AAI), Chairman of Indian Captive Power Producers Association (ICPPA), and Co-Chair of FICCI’s Mining Committee. In recognition of his exemplary leadership, he has been conferred various awards and accolades, including ‘People’s CEO of the Year’ award in 2020. He was anointed ‘Business Leader of the Year’ at the International Conference on Non-Ferrous Metals-2017 for his contribution to India’s Metal and Mining industry. Mr. Sharma is an alumnus of IIM Ahmedabad, where he completed the Executive General Management program. He is an MBA in Marketing and a BE in Electronics and Communication.

Sauvick Mazumdar

Chief Executive Officer – Iron and Steel Sector

Mr. Mazumdar was appointed as Chief Executive Officer of the Iron and Steel business on 1 May 2021. Prior to this role, he was Chief Executive Officer – Sesa Goa since 12 July 2019. Mr. Mazumdar joined the organisation in 1994 as a graduate engineer trainee and rose to the ranks of CEO. He is a well-seasoned executive with more than 27 years of extensive experience, having built a solid reputation for achieving business growth through strategic direction, insight and positive leadership. He is presently responsible for the overall business and expansion of the Iron and Steel business within India and overseas – Sesa Goa, Western Cluster Liberia (WCL), ESL Steel (erstwhile Electro Steel Ltd.), Ferro Alloys Corporation (FACOR), Nickel-Cobalt (Nicomet), Port (VGCB & MVPL). Mr. Mazumdar has a B.Tech degree in Mining Engineering from NIT Surathkal, and a first class Mines Manager’s Certificate of Competency from DGMS, GoI, Dhanbad.

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Prachur Sah

Deputy Chief Executive Officer, Cairn Oil and Gas

Mr. Sah joined Vedanta as Director-New Ventures and Reserves of Cairn on 21 August 2018 and assumed the position of Deputy Chief Executive Officer of Cairn Oil & Gas on 19 October 2020. He has since played a key role towards realising Cairn’s broader vision and is responsible for unlocking value through monetisation of our new exploration blocks under the Open Acreage Licensing Program (OALP). Prior to joining

Vedanta, Mr. Sah was with Schlumberger, where he gained rich and diverse experience working across geographies including Houston, South America, the UAE and India for 19 years. At Schlumberger, he held various roles in Operations, Transformation and Business Development. His last role at Schlumberger was Managing Director for India, Bangladesh and Sri Lanka. He holds a Bachelor’s degree in Electrical Engineering from IIT Bombay and a Master’s degree in Oil & Gas Management from Heriot Watt University, Edinburgh.

Vikas Sharma

Chief Executive Officer and Whole-Time Director, Talwandi Sabo Power Limited (TSPL) and Chief Executive Officer – Strategy and Business Development

Mr. Sharma was appointed to the role of Chief Executive Officer – Strategy and Business Development on 26 September 2021, in addition to his role as Chief Executive Officer, TSPL, our Power business, where he was appointed in July 2019. He was appointed Whole-Time Director with effect from October 2019. Prior to his stint at TSPL, he held the position of CEO and Whole-Time Director of BALCO in March 2017. He has over 32 years of experience, working for various national and multinational companies. He has served at HMT Watches Limited, Su-Raj Diamonds India Private Limited, AMP India Private Limited (now Tyco Electronics), Praxair India Private

Limited, Jindal Praxair Oxygen Company Limited and JSW Steel Limited in various key positions. Mr. Sharma joined the Vedanta Group as Location Head of the Chanderiya Smelter of HZL in 2012 and was elevated to the role of Chief Operating Officer of the Smelters division of HZL in June 2014. At Vedanta, he has made significant contributions towards safety, productivity, and people development. As part of his current responsibilities, he works closely with the CEOs of Vedanta’s various businesses to drive key strategic initiatives for the Company and advises on government and regulatory matters through engagement with the Government of India and other key stakeholders. He holds a Bachelor’s degree in Mechanical Engineering from Engineering College Kota, University of Rajasthan and an MBA in Marketing from Sikkim Manipal University, Gangtok, India.

Abhijit Pati

Chief Executive Officer and Whole-Time Director, Bharat Aluminum Corporation (BALCO)

Mr. Pati was appointed as the Chief Executive Officer and Whole-Time Director of BALCO on 25 July 2019. Prior to this, he was CEO of our Aluminium business, Jharsuguda from March 2015. Since April 2012, he was President and Chief Operating Officer of our Aluminium and Power business at Odisha. He has over 33 years of experience in the aluminium industry. Before joining Vedanta, he was Vice President at Hindalco Industries Limited. He started his career as a budding engineer at Indian Aluminium Company in 1989. He received the ‘Exceptional Contributor Award’ from the Aditya Birla

Group Chairman, Mr. Kumar Mangalam Birla, for his significant contribution in the turnaround of the Hirakud Aluminium Smelter in 2006 and won the prestigious British Sword of Honor for the Hirakud Smelter in 1999. He is a member of the Bureau of Energy Efficiency under the Ministry of Power, Government of India. He is also Vice President of the Aluminium Association of India and member of its governing body. He has twice won gold medal from prestigious institutes such as the Calcutta University and International Management Institute, New Delhi. Mr. Pati holds a first class Bachelor’s degree in Chemical Engineering from Calcutta University and an MBA from International Management Institute, New Delhi.

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Executive Committee

Sunil Gupta

Chief Executive Officer, Vedanta Limited, Jharsuguda

Mr. Gupta was appointed as the Chief Executive Officer of Jharsuguda, effective from 31 January 2022. In this role, Mr. Gupta has the critical responsibility of providing leadership to the Aluminum business at Jharsuguda, with a strong focus on HSE, ESG, volume, cost, organisation, talent, and technology, and implementing best-in-class practices. He brings over 27 years of rich experience from the cement industry, where he worked extensively in operations, project implementation, strategic planning, and the execution of various critical projects for ACC and KJS Cements. He holds a B.Tech degree in Electrical Engineering from the Government Engineering College, Ujjain, Madhya Pradesh.

Gobinda Gopal Pal

Deputy Chief Executive Officer, Vedanta Limited, Lanjigarh

Mr. Pal was appointed as Deputy Chief Executive Officer of our Alumina business- Lanjigarh in April 2021. He had joined Vedanta in 2011 as Head- Pot Line of Vedanta Ltd, Jharsuguda. He has a rich experience of 34 years in the Aluminium Industry and has played a pivotal role in various O&M verticals (Aluminium business) and senior management profiles. He has also worked for companies like National Aluminium Company, MOZAL Aluminium, Bharat Aluminium Company (BALCO). He holds a BE in Metallurgy from REC, Durgapur.

Navanath Vhatte

Chief Executive Officer and Whole-Time Director, Electrosteel Steels Limited

Mr. Vhatte was appointed as the Chief Executive Officer and Whole-Time Director of ESL Steel Limited with effect from 10 May 2021. Mr. Vhatte has been associated with Vedanta since 1993 and has held various senior management positions. Prior to moving to ESL as CEO, he led the Value Addition Business (VAB) of Vedanta. In this role, he was responsible for the growth of VAB along with plant operations, sales of pig iron, met coke and power. His leadership and strategic approach have helped VAB become the largest merchant pig iron producer in India at the lowest cost among its peer groups. Mr. Vhatte has championed the successful expansion of pig iron, met coke and power plant capacities, raising the unit capacity to 800k mt of pig iron. Previously, Mr. Vhatte worked with Kalyani Steels, Pune for 8.5 years as a Project & Maintenance Engineer. He brings with him more than 36 years of experience in the pig iron, metallurgical coke, waste heat-based power plant and steel industry. He holds a Diploma in Electrical Engineering (DEE) from Government Polytechnic Maharashtra and is a graduate in Electrical Engineering (AMIE) from the Institute of Engineers and an MBA in Finance from IGNOU.

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Puneet Khurana

Deputy Chief Executive Officer, Copper Operations – Fujairah and Silvassa

Mr. Khurana was appointed as the Deputy CEO of Vedanta’s copper operations (Fujairah and Silvassa) on 6 August 2021. In his role, he oversees an overall US$125 million bottom line growth. He has been associated with Vedanta since 2006, and has been instrumental in driving increase in sales, NEP, cash flow, and cost reduction through various roles in the Vedanta Group companies such as Sterlite Industries, Cairn Oil and Gas and Fujairah Gold, where he has held diverse profiles in Sales, Marketing and Supply Chain Management. Mr. Khurana has an MBA from ICFAI Business School Hyderabad, and a B.Tech in Computer Science and Engineering from AKG Engineering College, Ghaziabad.

Dilip Golani

President – Management Assurance Services

Mr. Golani was appointed as President, Management Assurance Services (MAS) on 1 March 2021. He previously headed the Sales and Marketing division of HZL and the Vedanta Performance Management function. Before joining the Group in April 2000, he was a member of the Unilever Corporate Audit team, where he was responsible for auditing Unilever group companies in Central Asia, the Middle East and the

Africa region. Prior to that, he was in charge of managing the Operations and Marketing functions for one of the exports businesses of Unilever India. He has over 30 years of experience, having worked with organisations such as Union Carbide India Limited and Ranbaxy Laboratories Limited. Mr. Golani holds a Bachelor’s degree in Mechanical Engineering and has completed his postgraduate studies in Industrial Engineering and Management from the National Institute of Industrial Engineering, Mumbai, India.

Sandep Agarwal

Head – Investor Relations

Mr. Agarwal was appointed as Head–Investor Relations for Vedanta on 7 February 2022. Prior to this role, Mr. Agarwal was with Tata Steel, where he was the Head of Group Investor Relations. He has previously worked with diverse organisations such as JSW Group, CRISIL and TCS. At Vedanta, he is working with the finance leadership and lead Group IR team to enhance quality, depth, and diversity of our investor base. His strong financial and analytical skills, rich experience in capital market engagement and strong relationship with the investor community is of immense value to the Company as we strive to optimise value for our shareholders. Mr. Agarwal is a qualified Chartered Accountant from the Institute of Chartered Accountants of India (ICAI).

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Executive Committee

Vineet Jaiswal

Deputy Chief Executive Officer – Center of Excellence

Mr. Jaiswal is the Deputy CEO–Center of Excellence of Vedanta with effect from 22 September 2021. He joined the Group in August 2021, as Chief Digital and Technology Officer. In this role, Mr. Jaiswal partners with business CEOs and CoE teams to establish a robust CoE vertical across Vedanta, and in building synergies across businesses, with an emphasis on improving the quality of performance, driving a culture of innovation, building focus on R&D, putting in place best practices for asset optimisation, and driving process transformation through digitalisation.

He brings with him 25 years of rich global experience. Mr. Jaiswal has worked with firms such as General Electric and JSW Steel in the past. He is an MBA, and completed his B.Tech in Mechanical Engineering from Nagpur University.

Ritu Jhingon

Director – Communications, PR, and Branding, and CEO-Nand Ghar

Ms. Jhingon is Director-Communications, PR and Branding, and CEO-Nand Ghar. She was elevated to this position on 9 December 2021. Prior to this role, she held various leadership positions in communications and Nand Ghar functions. In her current role, Ms. Jhingon is responsible for positioning the organisation, maintaining continuous engagement with key stakeholders, devising internal and external campaigns and communications for the organisation, and conveying leadership messages across multiple platforms. She also works towards driving and cultivating the brand image and establishing Vedanta as a prominent philanthropic group. She has over 30 years of industry experience and has priorly worked with Hindustan Times and Ogilvy. Ms. Jhingon holds an MBA in Marketing and Advertising from Delhi University and has been associated with Vedanta since 2010.

Dhiraj Nayyar

Director – Economics and Policy

Mr. Nayyar was appointed as Director, Economics and Policy on 1 October 2019. He was the Chief Economist of Vedanta Limited since October 2018. Before joining the Group, he was Officer on Special Duty and Head, Economics, Finance and Commerce, at NITI Aayog from October 2015 till October 2018. He has more than 16 years of experience in the domain of economics and public policy. In this role, functionally equivalent to Joint Secretary, Government of India, he was responsible for all policy matters related to the Departments of Economic Affairs, Revenue, Financial Services, Investment and Public Asset Management and Commerce. He was Secretary of the Inter-ministerial Committee on Sick and Loss-making

Public Sector Enterprises, Member-Secretary of NITI Aayog’s Committee on Strategic Disinvestment and Member, Spices Board. Prior to joining the government, Mr. Nayyar spent several years in the media in senior positions. He was an India columnist at Bloomberg View, Managing Editor at The Quint, Editor-at-large at Firstpost.com, Deputy Editor at India Today and Opinion Editor at Financial Express. Mr. Nayyar completed his Bachelor’s in Economics from St. Stephen’s College, Delhi University, MA in Philosophy, Politics and Economics from Merton College, Oxford and M. Phil in Development Economics from Trinity College, Cambridge, where he also pursued doctoral research in Economics and taught Development Economics.

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Rajinder Singh Ahuja

Head – Health, Safety, Environment and Sustainability

Mr. Ahuja was appointed as Head–HSE&S for Vedanta on 20 July 2021. He was priorly Deputy CEO-TSPL. In his current role, he is responsible for designing and driving the Company’s HSE&S policies and initiatives with a strong emphasis on ESG, advocacy, and governance, and in bringing onboard globally benchmarked best-in-class practices through the systematic adoption of technology, automation, and digitalisation. He also works in partnership with our business CEOs and IR/Communications teams to position a strong corporate HSE brand through our communications with external and internal stakeholders. Mr. Ahuja has been associated with Vedanta since 2003 and has been instrumental in establishing benchmark practices in HSE&S as HSE head of our Zinc business. He holds a Bachelor’s degree in Electrical Engineering from Maulana Azad College of Technology (NIT Bhopal).

Leena Verenkar

Head – Corporate Social Responsibility

Ms. Verenkar was appointed as Head of Corporate Social Responsibility (Vedanta) on 1 October 2019. In addition to her current responsibilities, she also holds charge as the Head of CSR for the Sesa Iron Ore business since 2015, additionally providing CSR leadership for the iron and steel sector since April 2021. Prior to this, she was Head of CSR of Iron Ore Goa since 2010. Ms. Verenkar started her career with the Company in 1996, in the field of environment management and compliance and led the environment team for 13 years. She has more than 25 years of experience in environment management, community relations, advocacy and public relations. She holds a Master’s degree in Microbiology from Goa University and in Ecology and Environment from Bhopal University, India. She was awarded a Fulbright Scholarship by US Foundation in India and LEAD Fellowship by Lead India. She was recognised as ‘Women Leader of the Year’ by Economic Times and was counted among ‘100 Most Impactful CSR Leaders’ (a global listing) by World CSR in 2017. She received the Great Manager’s Award in 2019.

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Our ESG strategy

ESG: A business imperative

The natural and social fabric around the world is undergoing rapid change. There are dire warnings that the world may soon breach the dangerous threshold of 2.0 Celsius. It goes without saying that harsh realities and harsh choices confront us. We have to collectively stave off climate change and commit to global decarbonisation. This calls for concerted action from public and private bodies alike. The role of large organisations like us is critical, and we are aware of this.

Empowering communities

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Taking cognisance of the changes in the external environment, and considering a strong business case for sustainability, FY2022 became a watershed year for Vedanta with respect to ESG. While our journey till date has been laden with notable initiatives to conserve the environment, contribute to society and conduct business responsibly, this year was markedly different, as it defined an altogether new prism of thinking within Vedanta. The year saw us take a pledge to become ESG leaders within the natural resources sector – a bold ambition, powered by a new purpose.

As we embarked on a journey to raise the aspiration and ambition of our sustainability commitment towards ‘Zero Harm, Zero Waste, Zero Discharge’, from the Board to business units, from core operations to community and people engagement, we have mainstreamed ESG as a mantra that drives our organisation. This ethos is the very foundation of our new ESG purpose, and the driving force behind our sustainability initiatives and investments.

Transforming for Good

Our new ESG purpose, ‘Transforming for Good’ has become our Group’ tagline as well, indicating to both our internal and external stakeholders that sustainability will be embedded in every decision we make and every action we take as an organisation. This new purpose is supported by a well-established framework of three pillars and nine aims, each with a set of quantifiable goals and commitments. Substantial capital investments, resources and policies have been engaged to ensure that our progress on these commitments fructify within our target years, and contribute to the larger global aspirations under the United Nations Sustainable Development Goals.

ESG Purpose
Transforming for Good Commitments and targets

Aim 1	Aim 4	Aim 7
Keep community welfare at the core of business decisions	Net-carbon neutrality by 2050 or sooner	Prioritising safety and health of all employees

Aim 2	Aim 5	Aim 8
Empowering over 2.5 million families with enhanced skillsets	Achieving net water positivity by 2030	Promote gender parity, diversity and inclusivity

Aim 3	Aim 6	Aim 9
Uplifting over 100 million women and children through Education, Nutrition, Healthcare and Welfare	Innovating for a greener business model	Adhere to global business standards of corporate governance

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Our ESG strategy

ESG governance

As part of our continued commitments to ESG, we have expanded the scope of the erstwhile Sustainability Board Committee and implemented a uniform ESG governance structure across the organisation. The Committee, together with our Group Sustainability and ESG function, will be responsible for activating, mainstreaming and monitoring initiatives under the ‘Transforming for Good’ agenda. We have also established dedicated forums for regular management oversight at all levels and ESG-themed communities at each BU and SBU to own projects and drive their timely implementation.

ESG GOVERNANCE AND MANAGEMENT STRUCTURE

Forums set up to drive ESG agenda	Description
ESG Board Sub-committee

ESG ManCom

Apex executive body convening fortnightly to oversee the overall strategy, decision-making and monitor progress

•  Program update (9 aims - Corp - BU targets against actual)

•  Key decisions (strategic direction, cross functional support)

Corporate Transformation Office	Weekly / Fortnightly Transformation Office meeting with GCEO to drive and accelerate high impact project implementation

Group ESG ExCo (Part of Group ExCo)	Monthly forum with ExCo to update on overall ESG progress (overall MIS and updates)

Transformation office (TOs)-BU & Functional	9 BU TOs, Functional TOs and 1 reporting and disclosure TO running on a weekly/fortnightly level to monitor progress and drive implementation across the organisation

Communities of Practice (CoPs)	12 CoPs, Overall CoP leaders, 250+ Community members identified across all BUs/SBUs to drive agenda within communities

External ESG Advisory Committee	Enablers of ESG culture

To bring the best of the world to implement our ESG agenda, we have tapped into the expertise of globally leading organisations and professionals by partnering with them. Apart from leading consulting organisations, we have brought on- board experts to help our leadership teams get an independent view to shape the ESG agenda for the organisation.

Dr. Raj Aseervatham

Non-Executive Director on Boards, author and acclaimed ESG expert

Mr. Peter Sinclair

Ex-Chief Sustainability Officer – Barrick Gold, Strategic Advisor to the Global Mining Sector and Member on Boards

Mr. Kuldip Kaura

Ex-CEO, Vedanta

At Vedanta, we are planning and adopting best-in-class and novel initiatives to mainstream our ESG culture. These include:

•  The world’s first ESG Academy for in-house competency creation of all our employees and business partners

•  Vedanta Sustainability Venture Fund to support and harness external innovation

•  New ‘green’ business strategy to leverage attractive adjacencies like green metals, renewables, green hydrogen, recycling etc.

•  ESG Centre of Excellence for regular monitoring and continuous improvement

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Vedanta Sustainability Framework

Developed in line with global standards from international bodies such as International Council on Mining and Metals (ICMM), International Finance Corporation (IFC), Organisation for Economic Co-operation and Development (OECD), United Nations Global Compact (UNGC) and SDGs, the framework comprises several policies, standards and guidance notes which facilitate its execution.

9

POLICIES

Biodiversity, Energy & Carbon,

HIV-AIDS, Human Rights,

Social, Supplier & Contractor

Sustainability Management,

Water, Indigenous People

92

STANDARDS & GUIDANCE NOTES

Covering all the policy subject areas

In line with ICMM, IFC Performance

Standards,

Global Reporting Initiative (GRI)

Robust monitoring

•	Annual audit (VSAP) conducted at all Vedanta locations to check compliance with VSF
•	Monitored by Group ExCo

Please refer to the Sustainable Development Report 2022 for more information

Vedanta Sustainability Assurance Process (VSAP)

VSAP is our sustainability risk assurance tool, instrumental in assessing the compliance of all our businesses with the Vedanta Sustainability Framework. It ensures that sustainable development is well integrated into all our decisions and actions at Vedanta. Further, VSAP also guides our annual process with specific tracking of results by the ESG Committee, and the Group Executive Committee, which, in turn, reports to the Board. The results of VSAP have a direct bearing on the overall performance evaluation of our entire full-time-employee workforce with 15% weightage attributed to sustainability KPIs. A minimum of 70% is needed in VSAP audit as a threshold for pay-out under this component.

Stakeholder engagement and material matters

To align our priorities and actions towards the new ESG purpose, we refreshed our materiality assessment in FY2022 through a detailed peer benchmarking exercise and limited stakeholder consultations. The results of this assessment have been considered while adopting the three pillars and nine aims of the ‘Transforming for Good’ ESG framework.

Stakeholders identified

•	Local communities

•	Employees

•	Shareholders, Investors, & Lenders

•	Civil Society

•	Industry (Suppliers, Customers, Peers, Media)

•	Governments

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Our ESG strategy

Top material topics

We classify our material issues as High, Medium, Low. All material issues within a particular classification (H, M, L) are treated with the same priority. Our ESG KPIs are focused on responding to those issues identified as High in our materiality assessment. The top priorities across Environment, Social and Governance have been identified as below.

High

M1	Climate Change & Decarbonisation

M2	Water Security

M3	Solid Waste Management

M4	Biodiversity

M5	Air Quality & Emissions Management

M6	Tailings Dam Management

M7	Workplace Health & Safety

M8	Community Development

M9	Grievance Management

M10	Compliance to Government Regulations

M11	Upholding Rights of Indigenous People

M12	Ethical Business Practices

M13	Diversity & Equal Opportunity

M14	Supply Chain Sustainability

Medium

M15	Human Rights

M16	Resource Efficiency

M17	Transparent Disclosure

M18	Learning & Development

M19	Brand Salience

M20	Innovation

M21	Governance for Sustainability

M22	Land Acquisition & Rehabilitation

M23	Pandemic Response & Preparedness

M24	Talent Attraction & Retention

Low

M25	Noise & Vibration

M26	Materials Management

M27	Use of Recycled Materials

ACT

MANAGE

OBSERVE

Priority order of ESG well envisioned

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ESG SCORECARD

Over the years, we have progressed along conserving the environment, protecting our people and empowering the communities. The summary dashboard provided below gives a glimpse of our performance against our goals.

Transforming Communities

Aim 1

Responsible business decisions based around

community welfare

Key performance indicators	FY2025 goals	FY2030 goals	FY2022 performance	Material matters	UN SDGs
Impact Management	Zero social incidents Category 4 and above		1 Category 4 social incident	Community Development	8.3
Transparency & Trust	Signatories and participants on Voluntary Principles of Security and Human Rights (VPSHR)		Work to begin in FY2023
Transparency & Trust	Set up an external SP advisory body		External ESG Advisory Body established with three global experts

Transparency & Trust	Annual human rights assessment across all the businesses		Human Rights self-assessment conducted across all BUs
Aim 2 Empowering over 2.5 million families with enhanced skillsets
Key performance indicators	FY2025 goals	FY2030 goals	FY2022 performance	Material matters	UN SDGs
Skilling		2.5 million families to be impacted through skill development and training by 2030		Community Development	2.3, 2.4, 4.4, 8.3
Aim 3 Uplifting over 100 million women and children through Education, Nutrition, Healthcare and Welfare
Key performance indicators	FY2025 goals	FY2030 goals	FY2022 performance	Material matters	UN SDGs
Nand Ghar	29,000 Nand Ghars constructed by 2025		3,000+ Nand Ghars completed by FY2022 MoU for establishing 25,000 Nand Ghars by 2025 signed with the Government of Rajasthan	Community Development	2.1, 2.2, 4.1, 4.2 2.3, 2.4, 4.4, 8.3

Education, Nutrition, Healthcare and Welfare		100 million women and children to be uplifted through Nand Ghars, educational initiatives by 2030

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Our ESG strategy

Transforming the Planet

Aim 4

Reduction in carbon emission intensity by 25% by 2030, and net-carbon neutrality by 2050 or sooner

Key performance indicators	FY2025 goals	FY2030 goals	FY2022 performance	Material matters	UN SDGs
Absolute GHG Emissions		25% reduction in absolute emissions by 2030 (baseline: FY2021)	4.30% increase in GHG emissions	Climate Change and Decarbonisation	7.2, 12.2, 13.2
GHG Emissions Intensity	20% reduction in GHG intensity of Metals business (baseline: FY2021)		6.59% reduction in GHG intensity of Metals business
Renewable Energy	500 MW RE RTC or equivalent by 2025	2.5 GW of RE RTC or equivalent by 2030	460 MW RE RTC
LMV Decarbonisation	50% LMVs to be decarbonised	100% of LMVs decarbonised by 2030	*New Target*
Energy Savings	Achieve energy savings of 10 million GJ		3.99 million GJ energy savings in FY22
Capital Allocation for Transition		US$5 bn to be pledged by 2030 to accelerate transition to Net Zero	*New Target*
Hydrogen as a Fuel		Commitment to accelerate adoption of hydrogen as a fuel and seek to diversify into H2 fuel or related businesses	*New Target*
Aim 5 Achieving net water positivity by 2030
Key performance indicators	FY2025 goals	FY2030 goals	FY2022 performance	Material matters	UN SDGs
Net Water Positivity		Net water positivity	Water positivity ratio: 0.5	Water Management	6.3, 6.4, 6.b
Water Consumption	15% reduction in freshwater consumption (Baseline: FY2021)		*New Target*
Water Related Incidents	Zero Category 5 incidents related to water
Water Recycling	10% increase in the water recycling rate (Baseline: FY2021)		Water recycling rate: 30.6%

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Transforming the Planet

Aim 6

Innovations for greener business model

Key performance indicators	FY2025 goals	FY2030 goals	FY2022 performance	Material matters	UN SDGs
Fly Ash	Sustain the fly ash utilisation at 100%		Fly-ash utilisation: 115%	Solid Waste Management	12.5
Legacy Fly Ash		Zero legacy ash	*New Target*
Waste Utilisation	100% low toxicity, high volume generated waste to be utilised		HVLT Utilisation: HVLT
Tailings Dam Audit and Findings Closure	All tailing facilities audited and critical actions closed with real-time monitoring		98% of Golder’s Audit observations closed	Tailings Dam Management
Biodiversity Risk	Review of site biodiveristy risk across all our locations		To be undertaken in FY2023	Biodiversity	15.1, 15.2, 15.9

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Our ESG strategy

Transforming the Workplace

Aim 7

Prioritising safety and health of all employees

Key performance indicators	FY2025 goals	FY2030 goals	FY2022 performance	Material matters	Capitals
Fatalities	Zero fatalities	Zero fatalities	Fatalities: 12	Health and Safety	8.8
TRIFR	Reduce TRIFR by 30% from 2021 baseline	1.04 TRIFR per mn man hours by 2030	TRIFR: 1.40
Occupational Health Management Systems	Health performance standards implemented and part of VSAP
Exposure Monitoring	Employee and community exposure monitoring to be completed		To be undertaken in FY2023
Exposure Prevention		No employee exposure to red zone areas by 2030	*New Target*
Employee Wellbeing	Mental health program in place for all employees
Employee Wellbeing	100% of eligible employees to undergo periodic medical examinations
Aim 8 Promote gender parity, diversity and inclusivity
Key performance indicators	FY2025 goals	FY2030 goals	FY2022 performance	Material matters	Capitals
% Women in the Workforce	Equal opportunity for everyone	Gender diversity (Full- time employees): 20%	Gender diversity 11.54%	Diversity and Equal Opportunity	5.1, 5.5, 5.c
% Women in the Workforce		Gender diversity in leadership roles (Full- time employees ): 40%	Gender diversity in leadership roles: 29%
% Women in the Workforce		Gender diversity in decision-making bodies (Full-time employees): 30%	Gender diversity in decision-making bodies (Full-time employees): 27%
% Women in Technical Leader/Shop floor roles		Gender diversity in technical / shop- floor roles (Full-time employees): 10%	*New Target*

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Transforming Workplace

Aim 9

Adhere to global business standards of corporate governance

Key performance indicators	FY2025 goals	FY2030 goals	FY2022 performance	Material matters	Capitals
Safety Program for Business Partners	Rubaru to be introduced at all Business Units across Vedanta			Supply Chain Sustainability	8.7
Supply Chain GHG transition	Work with our long- term Tier 1 suppliers to submit their GHG reduction strategies	Align our GHG reduction strategies with our long-term Tier 1 suppliers
Training on Code of Conduct	Continue to cover 100% employees in Code of Conduct training
% Independent Directors on Board	Minimum 50% Independent Directors on Board as per SEBI requirements
% Gender Diversity on the Board	25% gender diversity on the Board

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Our ESG strategy

Transforming communities

At Vedanta, we work with communities in and around our operations to build meaningful and long-standing relationships by building trust, being transparent and by adopting globally recognised human rights principles into our everyday actions.

We also continue to transform lives for the better through targeted CSR interventions, and by being the primary economic driver for the communities in areas we operate. This makes us the developer of choice for these communities.

Transforming lives through

targeted CSR initiatives

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TRANSFORMING

COMMUNITIES

Key highlights

₹399+ crore

TOTAL SOCIAL INVESTMENTS

4.64 million

LIVES IMPACTED

1,268

TOTAL VILLAGES REACHED

3,200+

NAND GHARS AND COUNTING

SOCIAL GOVERNANCE

We are guided by the Vedanta Sustainability Framework and its associated standards and policies while administering our corporate responsibility and philanthropic initiatives. Further, we also follow identified best practices such as Free, Prior, Informed Consent (FPIC) principles while engaging in areas with indigenous populations. Our standards also align with international guidelines proposed by the IFC.

We have instated a CSR Council comprising a senior business leader, CSR Heads and CSR Executives from all business units. The Council meets every month and reviews the performance, spend and outcome of CSR programmes across units. It is governed by our in-house CSR Policy and ESG Framework, and assumes responsibility for the management, governance, learning and synergy in the Group’s CSR efforts. The CSR Council is further governed by the Board-level CSR Committee, which approves the plans and budget, and reviews the progress of initiatives.

Social performance and social licence to operate

As a large-scale industrial player, we have a considerable responsibility to engage and give back positively to the communities that offer us a social licence to operate. To measure, manage, and monitor our social performance, we have adopted widely accepted social performance frameworks into our business.

In FY2022, we built upon our learnings from the Social Performance study that was conducted in FY2020. Two pilot programs were rolled out at Vedanta-Lanjigarh and HZL’s Rampura Dariba Complex. The pilots are meant to operationalise the Change Management Program that is required to drive social performance at the site-level. Simultaneously, Social Performance Steering Committees (SPSCs) were formed across all our businesses in order to start implementing the requirements of our Social Performance standards as well as imbibe the learnings emerging from our pilot projects.

The SPSCs represent a cross-functional approach to community engagement, thereby breaking the notion that community engagement is the sole responsibility of our CSR teams. Greater participation of site leadership teams, better tracking, investigation and closure of grievances, eliminating any negative impacts on communities, and engaging the communities in economic activities are some of the key outcomes that we seek from this program.

Focus areas and community empowerment

In the past five years, we have spent more than ₹2,000 crore as part of our CSR initiatives. In FY2022, we progressed across all our key focus areas, impacting more than 4.64 million beneficiaries throughout the year, with an annual expenditure of ₹399+ crore. Apart from our continuous impact areas, we also contributed significantly to the fight against COVID-19 for our communities through targeted interventions under the ‘Vedanta Cares’ programme.

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Our ESG strategy: Transforming

COVID-19 RESPONSE

~5,30,000

PEOPLE IN OVER 500 VILLAGES

IN 9 STATES WERE BENEFITED

~2,331 metric tonnes

OF MEDICAL OXYGEN SUPPLIED

502

OXYGEN CONCENTRATORS

DISTRIBUTED

1,680

BEDS FOR DISTRICT/STATE

HOSPITALS & ESTABLISHMENT

OF MAKESHIFT HOSPITALS

~2,01,863

DOSES OF VACCINES (INCLUDING

DOSE 1,2 AND BOOSTER DOSE)

15,000+

PPE KITS SUPPLIED TO

COMMUNITIES

KEY FOCUS AREAS AND IMPACT

Healthcare

Nearly 2.4 million

PEOPLE BENEFITED

> 38

INITIATIVES

Community infrastructure

>96,000

PEOPLE BENEFITED

> 50

INITIATIVES

Agriculture and animal husbandry

>36,000

PEOPLE BENEFITED

>16

INITIATIVES

Environmental protection &

restoration

>74,000

SAPLINGS PLANTED AND UNDER MAINTENANCE

Drinking water and sanitation

>3,23,000

PEOPLE BENEFITED

>20

INITIATIVES

Sports & culture

>69,000

SPORTS PERSONS AND CULTURE

ENTHUSIASTS BENEFITED

> 16

INITIATIVES

Women’s empowerment

>47,000

WOMEN BENEFITED

11

INITIATIVES

Children’s well-being and

education

>7,00,000

CHILDREN BENEFITED

>44

INITIATIVES

Affordable

healthcare

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TRANSFORMING

COMMUNITIES

Stitching a wonderful future together

For the women in Meghwalo ki Basti, a small village in Rajasthan’s Barmer district, the day begins early. The house has to be cleaned, food cooked, fodder fetched for the cattle and the children looked after. They are also required to lend a hand in the fields and, of course, fetch water. Notwithstanding this punishing schedule, Pavani Devi, mother of three young children, inspired by the Nand Ghar women empowerment program, found time to attend skill training classes held during the every alternate day afternoon for a period of three months.

Pavani was determined to supplement her husband’s meagre income of ₹9,000 a month. At the afternoon classes, she learnt how to build on her entrepreneurial abilities and become proficient in tailoring. With the help of a micro loan of ₹10,000, which was to be repaid in monthly instalments, Pavani bought a sewing machine and related materials and began her own tailoring venture.

Her shop, one of its kind in her village, now helps Pavani earn an average monthly income of ₹4,500. Her success has inspired her sister Dhaneshwari, who also wants to start a tailoring business in her village. Pavani, who is now a role model for her community, has been featured in the WeTheWomenAsia series as a successful Nand Ghar change agent.

“Samadhan” programme

nurturing community

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Our ESG strategy: Transforming

TRANSFORMING

COMMUNITIES

Shaping the future for an Aatmanirbhar Bharat

For years, we, at Vedanta, have delegated concerted focus on generating effective livelihood opportunities for the youth and communities as a way to ensure a dignified future for them. Social transformation, in fact, is an inalienable part of our transformation ambition as we embark on the journey of ‘Transforming for Good’.

Our efforts at promoting agricultural projects, micro-enterprises and skill development projects, which have transformed millions of lives over the past one decade, received a jolt during the pandemic. Although we pooled our resources to provide healthcare facilities to communities, we realised that we needed to ensure the continuity of our existing skill centres and other livelihood opportunities for communities when youths were finding it extremely challenging to navigate the testing times.

Despite the challenges, we saw to it that the skill centres in Rajasthan, Goa, Karnataka, Maharashtra, Odisha, Bihar and Chattisgarh were able to function without a break. Trainings were conducted online and ~10,000+ youth were skilled and successfully placed.

The confidence and skills gained through Vedanta’s initiatives also helped farmers and rural women emerge as enterprising individuals who quickly identified emerging market opportunities to break barriers and rebuild their lives.

For example, in Rajasthan, rural women joined hands to develop mammoth grain banks and other essential grocery items for sale in the market, thus generating substantial income. Our units across 10 states played a pivotal role in bringing stability in the lives of people amid the chaos.

LIVELIHOOD IMPACT OVERVIEW

Impacting 4.6 million+ lives across 1,268 villages through various projects covering all thematic areas

• 12,000+ youth skilled • ~36,000 farmers impacted • ~46,000 women benefited • ~9,200 families benefited cumulatively with livelihood enhancement projects

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REMARKABLE INITIATIVES

•	Project Subhalaxmi at Vedanta Jharsuguda provided micro-finance services to 1,091 members, helping them get loans of ₹3.34 crore

•	Project Sakhi Haat of HZL provided new avenues of income generation to SHG women with the launch of two Sakhi Haats in Chhitorgarh and at Udaipur Airport

•	Vedanta Lanjigarh’s Mahila Kirana (Sashakti Suvidha Kendra) provided a permanent solution to the business aspirations of SHGs, enabling 94 Sashakti Suvidha Kendras to use its platform to sell over 30 SHG-produced products, generating ₹6,700+ per month for each SHG member

•	Vedanta Lanjigarh is closely working with rural artisans for the revival of the fast declining indigenous art form of Dokra; bringing the locally made artefacts into mainstream marketing and providing income for locals

The journey continues

Our commitment towards ensuring sustainable livelihoods is evident from the fact that in the last five years alone, ₹159 crore+ has been spent on livelihood initiatives.

Both the Subhalaxmi project of Vedanta Jharsuguda and HZL’s Samadan project have received national and international recognition for their high impact. They have also bagged awards from FICCI and BRICS for their contribution to SDG 2 and SDG 5.

Nothing can be more gratifying than the beneficiaries themselves testifying to these efforts.

Nirmal Rathiya, a farmer from a remote Chattisgarh village, says, “COVID-19 was a scary time and the support I got from project Mor Jal Mor Maati of Vedanta BALCO kept me afloat. Today I can see a bright and prosperous future ahead.”

Pushpanjali Seth, former president, Subhalaxmi says, “It is a matter of immense pride and fulfilment for us to see our Subhalaxmi Cooperative Society getting national and international acclaim. I am thankful to Vedanta for this initiative, which has enabled each one of our women members to progress through skill development, financial literacy, financial inclusion and welfare schemes.”

At Vedanta, our journey continues as we commit ourselves towards crafting an empowering and enabling future for an ‘Aatmanirbhar Bharat’.

Promoting local art	Future impact roadmap With the launch of Swasth Gaon Abhiyan and by working with global partners, we plan to positively impact the lives of over 75 lakh people in the next 5 years.

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Our ESG strategy

Transforming the planet

Being a natural resources company, we have a fiduciary responsibility to conserve and preserve the environment, and leave behind a positive footprint. Since inception, we have been cognisant about our environmental footprint both from the input and impact perspectives. From time to time, we take newer and stringent targets to manage our impact and continuously monitor progress on material environmental matters.

Sustainable Resources

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ENERGY MANAGEMENT AND CLIMATE CHANGE

AIM 4

Net-carbon neutrality by 2050 or sooner

On course to Net Zero

Climate change is a reality we acknowledge, and we recognise the role we can play in reducing the industrial, national and global carbon footprint. At present, we are a large consumer of fossil fuel-based energy and intend to transform into a clean energy consumer. We are cognisant of the imminent risks associated with climate change to our organisation and to the world at large and are taking strong steps to mitigate this challenge. In FY2022, we have significantly matured our climate change management and decarbonisation agenda.

In addition to the strong commitment to become a Net Zero Carbon organisation by 2050 or sooner, we carried out an in-depth climate risk assessment and scenario analysis to comprehensively understand and analyse the risks and opportunities posed by climate change to our business. The findings of these studies are being used to develop a carbon strategy and a roadmap to achieve Net Zero status by 2050. We also made strong strides in inventorising our Scope 3 emissions and plan to publish the results in FY2023. We are in advanced discussions on developing an Internal Carbon Price for the organisation, which will be rolled out in FY2023.

In FY2022, we also released our first TCFD Climate Change report – a first for the natural resources sector in India. We will continue to publish this document annually.

The Company’s growing maturity on the subject has not gone unnoticed. Our CDP rating – which is a global measure of corporate management levels – has seen a three-year upward trajectory (2019: D, 2020: B-, 2021: B).

Target and strategy

We aim to achieve Net Zero Carbon status by 2050 or sooner, 20 years in advance of India’s stated commitment.

Our core initiatives to realise this ambition include:

•	Use 2.5 GW of Round-The-Clock RE and reduce absolute emissions by 25% by 2030 from 2021 baseline

•	Pledge US$ 5 billion over the next 10 years to accelerate transition to Net Zero

•	No additional coal-based thermal power and coal-based power only till the end of power plant’s life

•	Decarbonise 100% of our Light Motor Vehicle (LMV) fleet by 2030 and 75% of our mining fleet by 2035

•	Commit to accelerate adoption of hydrogen as fuel and seek to diversify to H2 fuel or related businesses

•	Ensure all our businesses account for their Scope 3 emissions by 2025

•	Work with long-term Tier 1 suppliers to submit their GHG reduction strategies by 2025 and align with our commitments by 2030

•	Disclose our performance in alignment with TCFD requirements

•	Help communities adapt to the impacts of climate change through our social impact/ CSR programs

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Our ESG strategy: Transforming the planet

Key highlights

Renewable power

Committed to using 2.5 GW of RE RTC (eq) by 2030

In FY2022, Vedanta Aluminium became the largest consumer of green energy in India when it purchased 2 billion units of green power on Indian Energy Exchange (IEX).

Further strengthening our commitment to decarbonise our energy, we signed a Power Distribution Agreement to bring 580 MW of RE RTC (eq) online by FY2024. A break-up of this 580 MW is given below:

•	200 MW at BALCO

•	200 MW at VAL-Jharsuguda

•	180 MW at HZL

Green metals

Our approach to decarbonisation has not only been limited to minimising our carbon footprint. In FY2022, we also forayed into developing low-carbon products for the industry. The Aluminium business launched Restora and Restora Ultra – green product lines for the metal, bringing Vedanta into an elite league of global players. The GHG intensity of these metals is significantly below global standards for low-carbon aluminium.

Global Standard: 4 tCO2e/tonne of metal

Restora: 2.36 tCO2e/tonne of metal

Restora Ultra: 0.37 tCO2e/tonne of metal

Our Copper business has also been looking at ways to decarbonise and produce low-carbon copper. In FY2022, we piloted 3,000 mt of copper products made from scrap and recycled copper. We plan to increase production of this low-carbon product line significantly in FY2023.

Fuel Switch Programs

Fuel switch is another key lever of our decarbonisation strategy and we have several programs underway to reduce the carbon load of our processes.

Biomass firing

Committed to using 5% biomass in our thermal power plants

•	17 kt of biomass used in HZL

•	Pilot programs at BALCO, VAL-Jharsuguda, VAL- Lanjigarh

Natural gas

VAL-Lanjigarh/GAIL partnership to supply natural gas for calciner - substituting coal use; potential to decrease plant GHG intensity by 10%

Electric mobility

Committed to decarbonise 100% of LMV fleet by 2030; 75% of mining fleet by 2035

•	VAL-J partners with GEAR India to supply e-forklift fleet

•	11 EVs deployed at HZL

•	40 EVs deployed at ESL

Turbine revamp

HZL has taken an initiative of Study of Turbine Revamping with an aim to increase the unit load from 80 MW to 91.5 MW to sustain the business in the future.

•	Carbon emission reduction potential of 2.4 lakh TPA

•	Reduction of specific coal consumption by 25 grams

•	Increase in power generation (75 MW) to meet our power requirements

•	Auxiliary power reduction by 0.3%

We calculate and report Greenhouse Gas (GHG) inventory i.e. Scope 1 (process emissions and other direct emissions) and Scope 2 (purchased electricity) as defined under the World Business Council for Sustainable Development (WBCSD) and World Resource Institute (WRI) GHG Protocol.

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WATER MANAGEMENT

AIM 5

Achieving net water positivity by 2030

Water is a shared resource on which both our host communities and our operations depend upon. At Vedanta, we ensure that water is kept as a central consideration across our operations through initiatives such as water screening assessment. We manage our water resources as per guidance by the Group water policy and management standards and have consistently improved our water recycling rate in the past four years, with our Hindustan Zinc business turning fully water positive.

As part of our new ESG framework, we are aiming to be water positive by 2030. We will track our performance using specific indicators such as freshwater withdrawal, water consumption, water recycling and water recharge to keep track of this target.

Key highlights

Water | Net water positive by 2030

•	Onboarded specialised agency for water positivity roadmap, water accounting across BUs

•	High impact initiatives - Ash pond water reuse at Al |Rain- water harvesting at Cairn | STP water usage at HZL | Upgradation of evaporation based ZLD to RO-based ZLD projects in progress at ESL and HZL

•	3,000 KLD ZLD plant commissioned at HZL’s Debari unit

Utmost importance of water as a resource

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Our ESG strategy: Transforming the planet

WASTE AND TAILINGS MANAGEMENT

Across our mining and conversion operations, waste management assumes core priority. Safe and responsible use, recycling and disposal are crucial to the natural environment and human life around our mines and plants.

The bulk of hazardous waste we generate is attributed to used/spent oil, waste refractories, spent pot lining and residual sludge from smelters. Non-hazardous waste, on the other hand, is constituted by fly ash (from captive and merchant power plants), red mud (aluminium refinery waste), jarofix (from zinc smelting), slag, lime grit (process residues from smelters and aluminium refineries) and phosphogypsum (phosphoric acid plant).

Key highlights

Waste management and circular economy | Aim for 100% utilisation of HVLT wastes

•	Specific projects underway for jarofix, red mud, slag, fly ash 100% utilisation | Utilised 115% of fly- ash generated

•	VAL-BALCO| Dispatched fly-ash 1st rake to cement industries (6.1 kt) | Partnered with NHAI - 12-13% annual fly ash offtake

•	VAL- Lanjigarh- 32 kt red mud dispatched to Wonder Cement and UltraTech for pilot

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TAILINGS DAM MANAGEMENT

Tailings dams are used to store and manage waste from ores and other mining activities. Any breach to the integrity of the dams can have far-reaching effects on the nature and communities around our operations. At Vedanta, we oversee 19 active, seven inactive, and one closed tailings management facilities (TMFs), and adhere to our Group tailings dam management standards; 100% of our active facilities have undergone independent audit assessment in FY2022.

TRANSFORMING

THE PLANET

Other details:

•	We are committed to adopting the Global Industry Standard on tailings in all our operations

•	We are working to implement the Global Industry Standard on Tailings Management (GISTM) compliance by FY2026

•	In 2018, we engaged M/s. Golder Associates, global experts in tailings management, to audit and provide guidance for design, construction, and operation practices of our tailing facilities. This exercise was aimed to ensure that our tailing management facilities operation and maintenance practices are aligned with global best practices. All the suggestions from the exercise have been implemented and are now part of our management review at the highest level

•	In FY2022, after the release of ICMM standards, we have further onboarded M/s. ATC Williams to validate our existing standards and practices and help build a roadmap for compliance to GISTM across Vedanta sites

Taking care of our footprint

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Our ESG strategy: Transforming the workplace

Transforming the workplace

Transforming the workplace is one of the key pillars of our ESG purpose and framework, which focuses on the health & safety of our workforce and promoting diversity, inclusivity, and gender parity to unleash the full potential of our workforce. We provide equal opportunities in employment, recognition, and development for all our people.

The Group benefits significantly from the skills, experience, and perspectives of the wide range of people who work with us.

Leaders in the making

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TRANSFORMING

THE PLANET

Health, safety and well-being

While Vedanta remains committed to creating a Zero Harm culture and workplace, we are deeply saddened to note that our work areas experienced 12 fatalities in FY2022. All these fatalities were among our business partner workforce.

The uptick in fatalities is a cause for concern and our leadership teams have been actioned into ensuring that unsafe work conditions are eliminated from our sites. Actions being undertaken include:

•	Focus on ‘Critical Risk Management’ to reduce hazardous activities at site

•	Launch of cross business audits to ensure best safety practices are transferred across BUs

•	On-boarding of a specialised safety agency to improve the safety culture at all BUs and their leadership teams

•	Implementation and horizontal deployment of fatality learning across Vedanta, led by our business CEOs

•	Launch of the lift safety standard

Diversity, engagement and inclusion

Our objective is to achieve gender parity across all levels of the organisation, from the senior leadership and decision- making bodies to our SBUs and enabling functions. We welcome talent from diverse geographies, minorities, ethnicities, and cultures. Our goal in driving inclusivity in our workforce is to further strengthen our position as an equal opportunity employer. We have also taken steps to include members of the LGBTQ+ community in our organisation and will continue to work on their inclusion going forward.

To further our diversity agenda, we have constituted the Group Diversity, Equity & Inclusion Council. The council’s mandate is to ensure the integration of our DE&I goals under the ESG framework in line with the organisation’s broader business strategy. The DE&I Council’s responsibility includes reviewing and revamping policies, creating diversity dashboards, empanelling special colleges and search firms, creating employee resource groups, etc.

On the talent management front, we have dedicated initiatives for promoting a healthy diversity mix. V-Lead, our flagship mentoring programme for women, includes our army of 100 women leaders who are being groomed to take on greater responsibilities. They are being anchored by senior leaders in the Company with an objective to retain them and catapult them to our top 200 CXO roles across the Group.

Key DE&I achievements

•	Establishment of Diversity, Equity & Inclusion Council

•	Deployment of all women security teams at Cairn and VAL Women’ mine at Zawar

Streamlined, responsible and empowered management

Vedanta is a professionally managed company run by the Management Committee (ManCom), a collective decision-making body, at the centre and at each business. Each business is further independently led by their respective CEOs.

We have also set up Centres of Excellence (CoEs), which are responsible for driving initiatives in the areas of quality, IT & security, digital, R&D, innovation and asset optimisation (AO). The function is headed by the CEO, Centre of Excellence, who reports to the Group CEO. This structure at the centre is replicated at the level of each business.

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Our ESG Strategy: Transforming workplace

Nurturing a meritocratic culture

We understand that it is the passion and dedication of our people that have propelled the Company ahead. We reward the efforts that our people and business partners make towards Vedanta’s continued success through our best-in-class and globally benchmarked people practices and reward programmes. They also receive recognition from our management and Board for going the extra mile with their endeavours to support the business. These include the Chairman Individual Awards, Chairman Awards for COVID-19 efforts, Chairman Award for Business Partner and Best Performing ManCom and the Chairman’s Discretionary Award. We also reward high-performing employees through incentive schemes, development programmes, as well as compensation re-structuring practices. Our appraisal and remuneration programmes also includes an ESG component, which correlates employee performance to safety, sustainability and carbon footprint reduction.

Engaging best-in class talent

As part of our overarching initiative of onboarding talent through campus hiring from esteemed institutions, we inducted 1,000+ young professionals during the year with a focus on enhancing workforce diversity across gender, region, faith and culture. We are also inducting talent with new-age specialisations such as digital, data science & analytics, quality, R&D, sustainability, forensics, and so on. Our Group philosophy is to grow leaders from within than hire lateral talent. Over the last year, we have identified 1,000+ leaders through industry leading initiatives such as workshops, V-Reach, internal job postings and Act- UP programmes.

We have initiated hiring from global campuses at mid- and entry-level positions across businesses and functions. We are targeting top campuses in the US, UK, Australia, Asia etc. for inducting 100 candidates who will be nurtured for the role of CXOs in the organisation. V-Excel, a one-of-a-kind structured talent development programme, was launched to complement this. This initiative will provide each new hire a single digitally-driven platform that will enable performance, provide the right anchoring, continuous engagement, and recognition from an early stage of their career.

Another flagship programme is Vedanta Leadership Development Programme (VLDP), wherein we hire bright students from top IITs and IIMs.

Through our flagship ACT-UP programme, we identify and nurture high performers and develop leaders for tomorrow. This year, we completed a talent management programme focused specifically on our senior leadership. Globally, one of the biggest leadership development programmes, the Management ACT-UP was launched in partnership with Korn Ferry, a global management consulting firm, as a unique succession planning initiative for our senior roles. We have replicated the broad structure for another such programme targeting our business partners as well. So far, we have identified over 300 individuals, almost 35% of whom are women.

Grooming the youth

We have robust plans in place for the 5,000+ strong talent pool who joined us as graduates and who form the backbone of our businesses. The V-Reach programme, launched digitally in three phases, will identify the top 500 talent from this pool and provide them elevated roles and opportunities to fast-track their career within the Group.

To groom leaders among Cost and Management Accountants (CMA professionals), we launched the V-Aspire programme, and the V-Reach Tech programme for young engineers.

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TRANSFORMING

THE WORKPLACE

We have two ongoing special programmes – Chairman’s Young Leaders Program and Vice-Chairman’s SBU engagement workshops – where top talent get to interact directly with the Chairman and Vice Chairman.

We have a strong re-hiring project, initiated as part of the drive to build a strong talent pipeline, with a focus on individuals who superlatively contributed towards Vedanta’s stellar growth over the years, and who wish to return to the Company in an elevated capacity.

Through all these initiatives, we ensure that a robust pipeline of successors is nurtured and prepared to take the place of the leaders in key positions as per need.

For knowledge dissemination among the top talent, we have a central and BU-level learning and development programme in place. Gurukul is Vedanta’s first-ever Group-wide platform, which is end-to-end digitally driven. It promotes knowledge sharing while encouraging employees to come up with innovative and disruptive ideas.

Enhancing people experience through digital

In partnership with Darwinbox, we are working on building a consolidated, digitalised, and centralised management information system for people management. The module is structured through phases. The first phase of the module deals with the areas of organisation management, HR workflows, performance management systems, learning management systems, employee helpdesks and an internal social networking platform.

Readying the succession line-up

At Vedanta, we have a structured process to identify and nurture high performers and develop leaders of tomorrow. Through rigorous training and grooming, they absorb the necessary values and skills to take on responsibilities, keeping us future-ready. Aligned with this practice, we have launched Management ACT-UP – the biggest ever, industry-leading global leadership identification and development program.

The program in 2021 engaged 1,800 senior leaders across the Group, from whom 400 were shortlisted after a detailed desktop study. All 400 leaders were put through a rigorous online psychometric and leadership assessment tool hosted by our partner, Korn Ferry, a global consulting firm. A further shortlist was created of 230+ participants, who had the unprecedented opportunity to showcase to an exclusive panel their ideas on how they could contribute to the Group’s critical business priorities including ESG, People Development, Cost & Volume and Digital & Innovation, among others and promote their personal aspirations. The panel comprised industry stalwarts, Board members of reputed organisations and key subject matter experts, who provided their own unique outside-in perspective.

Over a record four weeks of panel evaluations and discussions with the senior managment, including Chairman, Vice Chairman, Group CEO, Business CEOs,

Functional CXOs, around 100 leaders were identified to take up higher roles across Vedanta.

Of the 100 leaders identified through Management ACT-UP

•	40% have moved into Cross Business & Location

•	50% have been placed in SBU Leadership/Deputy and shadow roles

•	51% have been identified with future CXO potential

Management ACT-UP does not end here. The identified leaders will go through a high impactful learning and development journey at top global and Indian institutes, which will sharpen their skills and hone their leadership acumen.

Passing the baton

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Governance

Upholding responsibility and integrity

We operate in a dynamic environment, while managing natural resources that make the nation self-sufficient. At Vedanta, our principles of good governance and integrity help us navigate our business growth and operations ethically. Our governance practices, led by our core values of Trust, Entrepreneurship, Innovation, Excellence, Integrity, Respect and Care, form the foundation of sustained value creation.

Vedanta’s business conduct is best reflected in the way it has continued to create lasting stakeholder value, while maintaining a proactive focus on business, social and environmental sustainability. The unwavering adherence to Vedanta values continues to build the Company from strength to strength.

Today, led by its ‘Transforming for Good’ purpose, the business is aligning to newer realities and the evolving ESG landscape, investing and intervening to minimise its footprint and maximise its contribution.

Mr. U. K. Sinha

Independent Director, Vedanta Limited

Corporate governance framework

The governance framework of the Company is underpinned by its core values and the strength of its vision, strategic mission, and the primary objective of delivering sustainable growth.

Corporate governance philosophy

At Vedanta, our commitment to good governance goes beyond compliance and statutory norms. We truly believe that purpose-led corporate governance and ethics-led corporate behaviour are essential to our success. In fact, this is the foundation on which we continue to build Vedanta as not only India’s largest diversified natural resources company, but also the most sustainable.

While we are structured as a group of entities, each with their own individual management and systems, we also function as a single unit, aligned to our collective purpose. We also believe that operating responsibly is our fiduciary responsibility as trustees of various capitals (financial, manufactured, intellectual, human, social and relationship, and natural) in order to manage them effectively and consistently deliver value by executing our integrated value chain.

Spearheaded by an involved and informed Board, we create sustainable investor and stakeholder value, while remaining rooted to our value system. We draw from the insights of our illustrious, diverse and competent set of Directors on Board, and are able to continuously predict and proactively manage our opportunities and risks to protect and enhance our value. This is especially important in the commodities space, which is underlined by volatility and dynamism and where there exists significant scope to run a conscientious business.

As we grow from strength to strength, we continue to raise our bar across our governance practices, ranging from our groundbreaking ESG commitments, to best-in-class disclosure practices, Board independence, alignment to globally-accepted norms and policies, and our emphasis on digitally-enabled, technology-led business. Our strong governance practices invariably underpin our future transformation journey, where effecting responsible change is a core mandate. Through this, we not only push ourselves better, but also set newer benchmarks for the industry and peers to adopt. We continue to be a change maker in everything we do, and good governance is the cornerstone that empowers us to do so.

ESG governance

As part of our continued commitment to ESG, we have expanded the scope of the erstwhile Sustainability Board Committee and implemented a uniform ESG governance structure across the organisation. The Committee, together with our Group Sustainability and ESG function, will be responsible for activating, mainstreaming and monitoring initiatives under the ‘Transforming for Good’ agenda. We have also established dedicated forums for regular management oversight at all levels and ESG-themed communities at each BU and SBU to own projects and drive their timely implementation.

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ESG ratings

By focusing on sustainability and ESG as business imperatives, we have consistently improved on our ESG ratings.

OECD framework

We align ourselves with the G20/OECD Principles of Corporate Governance governance.
Ensuring the basis for an effective corporate governance framework	• Our business aligns with free market practices, anti-competitive policies and fair competition
• We comply with all the requirements as listed by the SEBI, MCA and other regulators
• An informed, diverse, relevant and experienced Board setting integrity as a standard from the top, with collective and specific responsibility

• We ensure the rights and equitable treatment of all shareholders, including minority and foreign shareholders	Guaranteeing the rights and equitable treatment of shareholders and key ownership functions
• Specific channels for shareholders to voice their concerns
• Annual General Meetings conducted as per existing norms
• Regular publications that apprise shareholders regarding financial and non- financial performance, strategy, governance etc.

The role of stakeholders in corporate governance	• Consistent focus on stakeholder relations, with constant engagement with investors, clients, customers, employees, and regulators
• Specific policies for suppliers
• Health, safety, well-being and growth-focused employee policies
• Strong Whistleblower Policy
• Social responsibility initiatives in consultation with communities

• Compliance-led annual and quarterly disclosures	Disclosure and transparency
• Voluntary reporting on globally accepted principles and frameworks such as Integrated Reporting, GRI, TCFD etc. We are also the only company that published a Tax Transparency Report in India
• External independent auditors for financial and non-financial information

The Board ensures the implementation of the strategic objectives of the Company and guides the management to fulfil commitments made to various stakeholders while upholding the principles of ethical business conduct and responsible growth. In conducting its business, the Board is supported by:

•	Established committees;

•	Risk Management Framework;

•	Vedanta Sustainability Framework and Vedanta Sustainability Assurance Process (VSAP)

•	Code of Business Conduct and Ethics and various other policies & practices adopted by the Group

Through its prudence, valued counsel, adherence to Group values and prioritisation of ESG principles, the Board at Vedanta ensures the viability of the Company and thus its ability to deliver sustained value to its stakeholders.

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Business Responsibility & Sustainability

Note: Vedanta Limited’s primary disclosure document on its sustainability & ESG practices, performance is its Annual Sustainability Report, which is written in accordance with GRI standards. The company will be producing its 14th Sustainability Report in FY2022. Kindly refer to this report for detailed information on our sustainability and ESG performance. The report can be found at www.vedantalimited.com

Section B

MANAGEMENT AND PROCESS DISCLOSURES

Sr. No.	Disclosure Question	P1	P2	P3	P4	P5	P6	P7	P8	P9

Policy and management processes

1	a. Whether your entity’s policy/policies cover each principle and its core elements of the NGRBCs. (Yes/No)	Yes	Yes	Yes	Yes	Yes	Yes	NA	Yes	NA

	b. Has the policy been approved by the Board? (Yes/No)	Yes	NO	NO		No	No	No	No

c. Web Link of the Policies, if available	https:// vedantalimited.com/ CorporateGovernance/ Code%20of%20 Business%20 Conduct%20and%20 Ethics.pdf	https://www.vedantaresources.
com/InvestorRelationDoc/
supplier_code_of_ conduct_-
_december_2016.
pdf#:~:text=Vedanta%20
Supplier%20Code%20
of%20Conduct%20
%EF%82%A7HEALTH%2C%2
0 SAFETY%20%26,all%20
applicable%20laws%20and%20
regulations%20regarding%-
			20working%20conditions.	https://www. vedantalimited. com/Media/ VSFDocuments/ Vedanta%20 Sustainability%20 Policies%20 2020/05-Social- 2020-Published. pdf		https://www. vedantalimited. com/Media/ VSFDocuments/ Vedanta%20 Sustainability%20 Sustainability%20 Policies%20 2020/06-Human- Rights-2020- Published.pdf	https://www. vedantalimited. com/Media/ VSFDocuments/ Vedanta%20 Policies%20 2020/01-HSES- 2020- Published. pdf		https://www. vedantalimited. com/Media/ VSFDocuments/ Vedanta%20 Sustainability%20 Policies%20 2020/05-Social- 2020-Published. pdf

2	Whether the entity has translated the policy into procedures. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	NA	Yes	NA

3	Do the enlisted policies extend to your value chain partners? (Yes/ No)	Yes	Yes	Yes	No	Yes	Yes	NA	NA	NA

4	Name of the national and international codes/ certifications/labels/ standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustee) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.		ISO 45001	NA	No		ISO 14001, ISO 50001	NA		NA

5	Specific commitments, goals and targets set by the entity with defined timelines, if any.	NA	NA	NA	NA	NA	SDR	NA	NA	NA

6	Performance of the entity against the specific commitments, goals and targets along- with reasons in case the same are not met.	NA	Na	Na	Na	NA	SDR	NA	Na	NA

7

Statement by Director responsible for the business responsibility report, highlighting ESG related challenges, targets and achievements (listed entity has flexibility regarding the placement of this disclosure)

SDRs

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Sr. No.	Disclosure Question	P1	P2	P3	P4	P5	P6	P7	P8	P9

8	Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies).

In line with upholding our core commitment to Environmental, Social and Governance (ESG) priorities and business responsibility policies, the Board of Directors of the Company has approved the enhancement of the scope of the existing Board Sustainability Committee and upgraded it to Board ESG Committee with effect from July 26, 2021, to strengthen Board level rigor and advice into all aspects of ESG. The board of ESG committee like the erstwhile sustainability committee will report to highest governance body. As per updated Terms of Reference of the Board level ESG Committee, the Group HSE Head and ESG Director are permanent invitees to the Committee meetings.

The Committee comprises of Mr. Upendra Kumar Sinha as the Chairperson; Members of ESG Committee are Mr. Akhilesh Joshi, Mr. Sunil Duggal and Ms. Priya Agarwal.

9	Does the entity have a specified Committee of the Board/ Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details

As per updated Terms of Reference of the Board level ESG Committee, the Group HSE Head and ESG Director are permanent invitees to the Committee meetings.

The Committee comprises of Mr. Upendra Kumar Sinha as the Chairperson; Members of ESG Committee are Mr. Akhilesh Joshi, Mr. Sunil Duggal and Ms. Priya Agarwal.

		Questions	P1	P2	P3	P4	P5	P6	P7	P8
12	If answer to question (1) above is “No” i.e. not all Principles are covered by a policy, reasons to be stated:	The entity does not consider the Principles material to its business (Yes/No)	NA	NA	NA	NA	NA	??	NA	NA
		The entity is not at a stage where it is in a position to formulate and implement the policies on specified principles (Yes/No)	NA	NA	NA	NA	NA		NA	NA
		The entity does not have the financial or/human and technical resources available for the task (Yes/No)	NA	NA	NA	NA	NA		NA	NA
		It is planned to be done in the next financial year (Yes/ No)	NA	NA	NA	NA	NA		NA	NA
		Any other reason (please specify)	NA	NA	NA	NA	NA		NA	NA

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Business Responsibility & Sustainability

Principle 2

BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN A MANNER THAT IS SUSTAINABLE AND SAFE

Sr. No.	Indicators	Response
2	a. Does the entity have procedures in place for sustainable sourcing? (Yes/No) b. If yes, what percentage of inputs were sourced sustainably?	Yes, the Company includes sustainable sourcing practices by intrinsically building the clauses related to HSE practices and positive affirmation on aspects preventing the use of child and forced labour in the contract
Kindly refer to Vedanta Limited’s FY2022 Sustainability Report for more information on this topic.
3	Describe the processes in place to safely reclaim your products for reusing, recycling, and disposing at the end of life, for	(a) Plastics (including packaging)	Not Material to Vedanta’s operation. All the plastic waste is disposed through certified third parties.
		(b) E-waste	Not Material to Vedanta’s operation. All the plastic waste is disposed through certified third-party agencies as per e-waste management and handling rules.

		(c) Hazardous waste	Waste management in a safe and responsible manner is a crucial priority for our businesses. Vedanta’s waste management system is built to handle waste in an efficient and responsible manner. The company is guided by ‘The resource use and waste management’ Technical Standard and supporting guidance notes, which are part of the Vedanta Sustainability Framework. The hazardous wastes comprise used/spent oil, waste refractories, spent pot lining and residual sludge from smelters. All the hazardous wastes are sent to government authorised handlers or recyclers.

		(d) Other waste.	Waste management in a safe and responsible manner is a crucial priority for our businesses. Vedanta’s waste management system is built to handle waste in an efficient and responsible manner. The company is guided by ‘The resource use and waste management’ Technical Standard and supporting guidance notes, which are part of the Vedanta Sustainability Framework.

High volume-low-toxicity wastes are stored in tailings dams/ash-dykes or other secure landfill structures before being sent to other industries as raw materials – thereby recycling the waste stream. Other non-hazardous wastes are sent for recycling, disposed, or incinerated.

4	Whether Extended Producer	No

Responsibility (EPR) is applicable to the entity’s activities (Yes / No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same.

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PRINCIPLE 3

BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS

Sr. No.	Indicators	Response
3

Accessibility of workplaces Are the premises / offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard

The premises/offices where we have people with disabilities are equipped with enabling infrastructure such as ramp, walkways, braille enabled elevators, text to speech software for visually impaired, washrooms for people with disabilities, which are as per requirements of Rights of Persons with Disabilities Act 2016. As next step, we are working on a roadmap in accordance with the guidelines and Space Standards for Barrier Free environment for disabled persons, which will ensure standardised inclusive infrastructure
4	Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web- link to the policy.	https://www.vgcb.co.in/public/ testimonial/879b539cc9cc9d6bfcfe8d0e61143c36.pdf

6	Is there a mechanism available to receive and redress grievances for the following categories of employees and worker? If yes, give details of the mechanism in brief	Yes/No (If Yes, then give details of the mechanism in brief)

	Permanent Workers	Yes. In Business Units like HZL, there are online Portal available where the employees can log their complaints and seek for resolution. There are dedicated HR SPoCs as well for resolving the grievances. Additionally, the unified HRMS system Darwinbox is on the way and it has a dedicated employee helpdesk portal, which will serve the purpose for the entire group, including business partners, when it is deployed in its entirety.

	Other than Permanent Worker	Yes, it is mandatory for our business partner to have a grievance redressal mechanism as part of the contract for its employees

	Permanent Employees	Yes. In Business Units like HZL, there are online Portal available where the employees can log their complaints and seek for resolution. There are dedicated HR SPoCs as well for resolving the grievances. Additionally, the unified HRMS system Darwinbox is on the way and it has a dedicated employee helpdesk portal, which will serve the purpose for the entire group, including business partners, when it is deployed in its entirety.

	Other than Permanent Employees	Yes, it is mandatory for our business partner to have a grievance redressal mechanism as part of the contract for its employees.

10	Health and safety management system

	a. Whether an occupational health and safety management system has been implemented by the entity? (Yes/ No). If yes, the coverage such system?	Yes, we have implemented a robust health and safety management system across our business. It is guided by Vedanta Sustainability Framework and is implemented as per the Vedanta Safety Standards (VSS) and other relevant standards and guidance documents. VSS is applicable to all the Vedanta operations including subsidiaries and acquisitions. All our operational facilities are certified with ISO 45001.

	b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?	Vedanta follows the Hazard Identification and Risk Assessment (HIRA) process along with Job Safety Analysis (JSA) for identification of risks and development of mitigation plan. These mitigation plans are periodically updated to ensure safety at workplace.

	Whether you have processes for workers to report work-related hazards and to remove themselves from such risks. (Y/N)	All our sites have incident and hazard reporting procedures laid down to assist the workforce to highlight unsafe working conditions and remove themselves from such situations. A responsibility matrix is in place with site leadership driving the closure of such unsafe observations and risks.

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Sr. No.	Indicators	Response
12	Describe the measures taken by the entity to ensure a safe and healthy work place.

Our safety culture is guided by a robust health and safety framework encompassing all activities across the organisation. A definite structure helps in implementing the framework. Vedanta Sustainability Framework (VSF) puts significant emphasis on Safety & Occupational Health. We have 17 safety performance standards and over 20 health and safety technical and management standards. We are proud that all our operational facilities are certified with ISO 45001 and align to ICMM guidelines and other applicable international occupational health and safety management systems. The robust framework, guided by our commitment to ensuring a reliable workplace, equips us to deal with setbacks that we face.

In order to improve safety at workplace, in FY2022 we have initiated the implementation of Critical Risk Management. Under this initiative, 13 critical risks have been identified across the business, based on historical safety incidents and fatality learnings. A detailed mitigation plan is developed to minimise or eliminate each risk across the group. This program is led by the business CEOs from across the Group companies.

15	Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health & safety practices and working conditions.	All the fatalities including high potential incidents undergo a detailed investigation using ICAM (Incident Cause Analysis Method) under the oversight of the Group CEO. A corrective action and preventive action (CAPA) plan is developed based on the findings of the investigation. The learnings are implemented across the group to avoid repeat incidents. The corrective actions are driven by site leadership of each location.
PRINCIPLE 4

BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

Sr. No.	Indicators	Response
1	Describe the processes for identifying key stakeholder groups of the entity	Our stakeholders are those individuals or organisations who have an interest in, and/or whose actions impact our ability to execute our strategy. We periodically engage with different stakeholder groups and actively respond to their concerns and issues. We refer to international standards like GRI and SASB to carry out stakeholder identification and materiality assessment at group level. Our facilities are guided by internal standards on stakeholder management (part of the Vedanta Sustainability Framework) to identify and engage with the local stakeholders. These standards are in line in line with IFC, UNCG and other global standards.

2	List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group	Stakeholder Group	Whether identified as Vulnerable & Marginalised Group (Yes/No)	Channels of communication (Email, SMS, Newspaper, Pamphlets, Advertisement, Community Meetings, Notice Board, Website), Other	Frequency of engagement (Annually/ Half yearly/ Quarterly / others – please specify)	Purpose and scope of engagement including key topics and concerns raised during such engagement

		Local Community	Mixed	• Community group meetings	Continuous	• Developing and undertaking need-based community projects
				• Village council meetings,	Connect
• Community needs/social impact assessments
				• Public hearings		• Increasing community outreach through our programs
• Grievance mechanisms
• Cultural events
				• Engaging with communities via various community initiatives of Vedanta Foundation		• Improving grievance mechanism for community

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Sr. No.	Indicators	Response
		Employees	No

•  Chairman’s workshops

•  Chairman’s/CEO’s town hall meetings

•  Feedback sessions Performance management systems

•  Various meetings at plant level

•  V-Connect mentor program,

•  Event management committee and welfare committee

•  Women’s club

Continuous Connect

•  Improving training on HSES and other pertinent material issues for the organisation

•  Providing increased opportunities for career growth through internal talent recognition

•  Promote culture of care

		Shareholders, Investors, & Lenders	No

•  Regular updates

•  Investor meetings

•  Site visits (put on hold in the last year due to COVID),

•  AGM and conference

•  Quarterly result calls

•  Dedicated contact channel – Vedantaltd.ir@vedanta. co.in and sustainability@ vedanta.co.in

					Quarterly and on case to case basis	Consistent disclosure on economic, social, and environmental performance. Spread awareness of the development in business with respect to business and ESG initiatives

		Civil Society	No

•  Partnerships with, and membership of international organisations

•  Working relationships with organisations on specific projects

•  Engagement with international, national, and local NGOs

•  Conferences and workshops

•  Dedicated contact channel – sustainability@vedanta. co.in

					As needed basis	• Expectation of being aligned with the global sustainability agenda • Commitment to ensuring human rights for all

		Industry (Suppliers, Customers, Peers, Media)	No	• Customer satisfaction surveys • Vendor scorecards • In-person visits to customers, suppliers, and vendor meetings (put on hold during COVID)	Continuous basis	• Consistent implementation of the Code of Business Conduct and Ethics • Ensuring contractual integrity

		Governments	No

•  Participation in government Continuous consultation programs, basis

•  Engagement with national, state, and regional government bodies at business and operational level

•  Meet all the regulatory requirement laid down

					Continuous basis	• Compliance with laws • Contributing towards the economic development of the nation

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PRINCIPLE 5

BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

Sr. No.	Indicators	Response
4	Do you have a focal point (Individual/ Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes/ No)	Yes, we have Social Performance Steering committee (SPSC) at all out sites, which is responsible to drive local stakeholder engagement, grievance mechanism and human rights impacts associated to our business operations.

5	Describe the internal mechanisms in place to redress grievances related to human rights issues.	All our sites have a Social Performance Steering Committee (SPSC), which is responsible to drive all the social performance related standards including grievance mechanism at site to local stakeholder and human rights related issues. Grievance system at Vedanta sites are guided by Technical Standard and Guidance note on Grievance Mechanism which are part of Vedanta Sustainability Framework (VSF). These standards are in line with IFC Performance Standards and other global best practices.

7	Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases	ICC or internal complaints committee is in place to handle sexual and non-sexual harassment (bullying, discrimination) – which has a mixture of internal and external members from relevant mix of backgrounds. For sexual harassment there were already a set criterion in place for handling those (https://www.vedantalimited.com/CorporateGovernance/policy_on_prevention_and_ prohibition_of_sexual_harassment_final.pdf). The additional provision of non-sexual harassment redressal has been added this year. Sensitisation and training will be provided to all the employees in coordination with HR and other functions.

8	Do human rights requirements form part of your business agreements and contracts? (Yes/No)	Yes

PRINCIPLE 6

BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

Sr. No.	Indicators	Response
2	Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y/N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any	Our Aluminium Business (Balco, Vedanta Ltd Jharsuguda) and our IPP’s (TSPL, Vedanta Ltd Jharsuguda IPP and Balco IPP’s) are designated consumers. The targets set under PAT scheme have been achieved by all these sites.

4	Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation.	We have a long standing zero waste and zero discharge vision. We understand the role we play as an organisation in ensuring that we do not have any negative impact on the environment.

7	Does the entity have any project related to reducing Green House Gas emission? sooner” and we have several projects to decarbonise our operations. Some of the If Yes, then provide details

Yes. Vedanta has committed to become a “Net Zero Carbon organisation by 2050 or major GHG emissions reduction projects are undertaken in FY2022 are:

1. Biomass firing in our power plants

2. Pot graphitisation project at Vedanta Jharsuguda and BALCO

3. Turbine revamping in HZL (5 turbines)

4. Vedanta Jharsuguda has purchased ~ 2 Billion units of green power in FY2022

5. Planned turbine revamping to improve SHR at BALCO and VAL Jharsuguda

9	Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.	Waste management in a safe and responsible manner is a crucial priority for our businesses. Vedanta’s waste management system is built to handle waste in an efficient and responsible manner. The company is guided by ‘The resource use and waste management’ Technical Standard and supporting guidance notes, which are part of the Vedanta Sustainability Framework. These standards are in alignment with the national Hazardous Waste Management Rules, 2016. The hazardous wastes comprise used/spent oil, waste refractories, spent pot lining and residual sludge from smelters. All the hazardous wastes are sent to government authorised handlers or recyclers.

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	S. No	Location of operations/offices	Type of operations	Whether the conditions of environmental approval / clearance are being complied with? (Y/N) If no, the reasons thereof and corrective action taken, if any
10

If the entity has operations/offices in/ around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals / clearances are required, please specify details in the following format

	1 Vedanta Lanjigarh (Lanjigarh, India) 2 Skorpan Zinc (Rosh Pinah, Namibia) 3 Black Mountain Mines (Gamsberg, South Africa)		Alumina Refinery Mining Mining	Yes Yes Yes

		S. No.	Specify the law / regulation / guidelines which was not complied with	Provide details of the non- compliance	Any fines / penalties / action taken by regulatory agencies such as pollution control boards or by courts	Corrective action taken, if any
12	Is the entity compliant with the applicable environmental law/ regulations/ guidelines in India, such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment protection act and rules thereunder (Y/N). If not, provide details of all such non- compliances, in the following format:	1	Nil	Nil	At Hindustan Zinc Limited (HZL), the National Green Tribunal (NGT) directed the company under the Precautionary Principle to spend INR 25 crores towards communitywelfare programmes.	NGT has accepted HZL review petition for allowing to spend the funds under the CSR program and directed to joint committee to submit the action taken report.

PRINCIPLE 7

BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

		S. No.	Name of the trade and industry chambers/ associations	Reach of trade and industry chambers/ associations (State/ National)
2	b. List the top 10 trade and industry chambers/ associations (determined based on the total members of such body) the entity is a member of/ affiliated to.	1	Federation of Indian Mining Industries	National
		2	Confederation of Indian Industry	National
		3	Indian Institute of Metal	National
		4	Federation of Indian Chambers of Commerce	National
& Industry
		5	Mining Engineers Association of India	National
		6	Federation of Indian Petroleum Industry	National
		7	Association of Oil and Gas Operators	National
		8	Indian Steel Association	National
		9	ASOCHAM India	National
		10	Aluminum Association of India	National

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PRINCIPLE 8

BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

2	Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity, in the following format:	Name of Project for which R&R is ongoing	State	District	No. of Project Affected Families (PAFs)	% of PAFs covered by R&R	Amounts paid to PAFs in the FY (In INR)
		Vedanta	Odisha	Kalahandi	Under process
Lanjigarh

3	Describe the mechanisms to receive and redress grievances of the community.	All our sites have a Social Performance Steering Committee (SPSC) which is responsible to drive all the social performance related standards including grievance mechanism at site to local stakeholder and human rights related issues. Grievance system at Vedanta sites is guided by Technical Standard and Guidance note on Grievance Mechanism, which are part of Vedanta Sustainability Framework (VSF). These standards are in line with IFC Performance Standards and other global best practices.

PRINCIPLE 9

BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER

5	Does the entity have a framework/ policy on cyber security and risks related to data privacy? (Yes/No) If available, provide a web-link of the policy.	Yes

6	Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services.	NA

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Awards

Recognised for excellence

Operational and business excellence

Sr. No	Name of award	Category/Recognition	Recipient (Business Unit)
1	Best Corporate Finance team and Best CFO	AIAI (all India association of Industries) summit and awards 2021	Vedanta Limited

2	‘Icon of Trust | The Extraordinaire – Brand’ 2020-22	Brand Vision Summit & Awards	Vedanta Aluminium Business

3	‘India’s Largest Silver Miner and Refiner’	IGC Excellence Award Committee	HZL

4	Gold and Silver award	CII National Kaizen competition	IOK, IOB

5	National Award for Manufacturing Competitiveness (NAMC)	Business Excellence	HZL

6	S&P Global and RobecoSAM Sustainability Yearbook	Business Excellence	Vedanta Limited

7	Federation of Indian Mineral Industries (FIMI) Awards CII National Awards	Business Excellence	Vedanta Limited

8	Frost & Sullivan - India Manufacturing Excellence Award	Business Excellence	Vedanta Limited

9	Association of Business Communicators in India (ABCI)	Branding	Vedanta Limited

10	Business Tycoon Award	CFO, ESL, awarded ‘Most Innovative Leader for the use of technology in Finance’	ESL

11	Best Indirect Tax Team	5th Annual GST Summit & Awards 2022	ESL

12	Industry Leadership Award - Base, Precious and Speciality Metals	S&P Global Platts Global Metal Award	HZL

13	Best Brands of 2021	Economic Times	IOB

14	Gold Award	Quality Circle Forum of India (QCFI) on the initiative ‘Quality Improvisation of Ravva Sales Gas’ at the 21st Chapter Convention held at Vishakhapatnam	Cairn

15	League of American Communications Professionals (LACP)	Gold award for excellence within the report’s competition class and Top 100 Communication Materials with a rank of 56 among all entries under the Spotlight awards 2021 category for the integrated annual report FY 2020-21	HZL

16	Dow Jones Sustainability Index	Business Excellence	Vedanta Limited

17	National Convention on Quality Concepts (NCQC) 2021	1 Excellent & 2 Distinguished Award by QCFI Coimbatore	FACOR

18	CCQC (Convention on Quality Concepts) Award- Kaizen	Quality Circle Forum of India (QCFI)	ESL

19	Gold and Silver award	CII National Kaizen competition	IOB

People

Sr. No	Name of award	Category/Recognition	Recipient (Business Unit)
1	Great Place to Work	People Practices	Vedanta Limited

2	‘Best Employer Brand Award’	South India Best Employer Brand Awards 2021 held by World HRD Congress	IOB

3	Greentech Award 2021	CSR & HR Excellence	BALCO

4	Green Tech Award	For Employee Engagement & Technology in HR	IOB

5	Winner, Human Capital Award	For ‘Developing Future Leaders’ by Frost & Sullivan.	Cairn

6	Legal Team of the Year	India Legal Awards 2021	Cairn

7	Bronze Award	For “Excellence in Reward and Recognition” category at the Economic Times Human Capital Awards	VAL-L

8	CII HR Excellence Award	Strong Commitment to HR Excellence	VAB

9	Greentech Award 2021	Abhijit Pati, CEO and WTD of BALCO, awarded Greentech Leading Director Award 2021	BALCO

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Awards

Environmental and Social

Sr. No	Name of award	Category/Recognition	Recipient (Business Unit)
1	Dow Jones Sustainability Index 2021	Ranked 5th globally, 1st in Asia Pacific and 1st Globally in Environment dimension in the Metal and Mining sector	HZL

2	S&P Global Sustainability Awards	ESG	HZL

3	Apex Green leaf award	Gold Award for Environment Excellence in Metal and Mining Sector category	VAL-J

4	Silver Award	For Best Regional Campaign Category for Mission Aluminium Business Kalahandi: Zero Poverty, Zero Hunger

5	Winner’ at the 5th CII National HR Circle Competition 2021.	For efforts in ‘Inclusion and Social Impact’	HZL

6	Most Sustainable Company in Mining Industry for World Finance Magazine 2021		HZL

7	Excellence in Corporate Governance	Greentech Foundation	Balco

8	Most Sustainable Company in the Mining Industry World finance at their Sustainability Awards 2021 – 2021		HZL

9	Sustainability 4.0 Awards 2021	The “Challengers Award” under Mega Large Business Metals Category.	Sterlite Copper (Silvassa)

10	Apex India Green Leaf Award	For Environment Excellence from Apex India Foundation	IOB

11	SABERA Award 2021	For its CSR efforts under the Responsible Business of the Year category	BALCO

12	Frost and Sullivan & TERI Sustainability Award	Sustainability 4.0 Award 2021 : Leaders’ Award Under Mega Large Business Sector	Cairn

13	Golden Peacock Awards	For Energy Efficiency – 2021	BALCO

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Health and Safety

Sr. No	Name of award	Category/Recognition	Recipient (Business Unit)
1	British Safety Award	HSE	FACOR

2	Greentech Effective Safety Culture Award 2021	Safety Award	Vizag General Cargo Berth Private Limited, Visakhapatnam, IOB

3	Bronze	Apex India Safety Award 2021	ESL

4	British Safety Council (BSC).	Cairn’s three mines in Barmer, Rajasthan – Mangala, Bhagyam and Aishwariya (MBA) received ‘Five Star’ ratings in the Occupational Health and Safety Audit	Cairn

5	CII Health, Safety and Environment Excellence Award	CII Odisha Annual Meet 2021-22	VAL J- Vedanta Ltd., Jharsuguda

6	The Best Rural Health Initiative Award under the Gold Category	5th CSR Health Impact Awards organised by Integrated Health & Wellbeing Council.	Cairn Oil & Gas, Vedanta Limited

7	International Safety Award 2021 Merit	Awarded by the British Safety Council for the project at the Rajpura Dariba Complex	HZL

8	World CSR Congress Forum	The Best Rural Health Initiative	Cairn

9	COVID Warrior Award	District Hospital	Cairn

Digitalisation

Sr. No	Name of award	Category/Recognition	Recipient (Business Unit)
1	Confederation of Indian Industry (CII).	Innovative Award’ for ‘HR Digitisation’	Cairn

2	Gold Awards	For Manufacturing Excellence & Digital Smart Manufacturer categories at IMexl Integrated Manufacturing Excellence Initiative	VAL J- Vedanta Ltd., Jharsuguda

3	IDC India Future Enterprise awards	Winner of ‘Best in Future of Digital Infrastructure’ award	VAL-J

4	CII Digital Transformation (Dx) Award	Digitalisation	HZL

5	World Book of records	Certificate of Participation for Largest virtual marathon - Cairn Pink City Half Marathon	Cairn

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Management Discussion and Analysis

Market review

High Speed Billets,

Vedanta Aluminium

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Global economy

After contracting sharply by -3.4% in pandemic-hit 2020, the world economy is estimated to have grown 5.5% in 2021 – the strongest post-recession recovery over more than last eight decades, as per World Bank. The International Monetary Fund (IMF) also estimated a global economic growth of 6.1% in 2021, driven by the widespread vaccination rollout across countries and policy support to counter the socio-economic impact of the pandemic. With countries relaxing lockdowns, demand for goods and services too received a boost, leading to a sharp uptick in global trade. Notwithstanding logistical bottlenecks, global trade reached a record level of about US$28.5 trillion in 2021, nearly 25% higher than 2020, and close to 13% increase over the pre-pandemic level of 2019.

However, new mutations of the coronavirus caused fresh outbreaks in 2021, leading to mobility disruptions. A slowdown in industry operations, port lockdowns, shortage in shipping containers, unfavourable weather conditions, and backlogs affected global trade. Together, these factors hindered global recovery and created a supply-demand mismatch. Rising inflation, driven by supply side constraints, labour market factors and high commodity prices, created a challenge for governments and industries across countries.

The geopolitical tension between Ukraine and Russia has set back global recovery. Commodity prices reached all time high and are likely to remain uncertain in the short term. Supply chain disruptions intensified further due to the ongoing war. According to IMF, global growth is expected to slow significantly in 2022 to 3.6% from the earlier projections of 4.4%.

Country-wise growth prospects

The US economy witnessed a growth of 5.7% in 2021, the highest since 1984, indicating its resilient recovery. Generous fiscal stimulus packages have aided this economic recovery but also created challenges like high inflation, which is at a 40-year high due to the supply-demand mismatch and labour shortage. IMF has downgraded the growth prospect of US economy to 3.7% driven by the monetary policy tightening to control inflation and the trade disruption fueled by the Ukraine-Russia war.

The Chinese economy started 2021 on a strong note with the resurgence in global and domestic demand but witnessed challenges in the second half of the year. Disruptions in the real estate sector, the power sector crisis and its impact on industrial production, and the government’s strict Zero-COVID strategy enhanced uncertainties and dampened growth. Low private consumption, withdrawal of private investments and slump in production and economic activities due to the COVID protocols, have had a cascading effect on the economy and impeded its growth prospects in 2022. The growth prospect of China has been revised down to 4.4% in 2022 due to the war affected external demand disruption and stringent COVID protocols.

European Union witnessed record growth in the first half of 2021, following resurgence of domestic demand, modest consumer spending and healthy growth in public and private investment. Rise in COVID-19 infections, high energy prices, particularly that of natural gas, supply chain disruptions together with geopolitical tension between Ukraine and Russia impacted Europe’s economic recovery, leading to uncertainties. The European Commission estimates annual inflation to reach 3.5% in 2022. Inflation rose 4.8% in Q1FY2022, mainly driven by supply bottlenecks, high energy prices in the short term and worsening of the standoff between Ukraine and Russia. Overall, despite challenges caused by supply-chain disruption and high inflation, most economies witnessed modest growth in 2021 due to the low base effect and recovery in economic activities.

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Management Discussion and Analysis

Market review

Globally, governments and central banks have been vigilant about their strategies to counter inflation given that the factors involved are different from those causing regular cyclical inflation.

Among the global economies, the US witnessed a sharp spike in inflation, which reached 8.5% on a year-on-year basis in March 2022, the highest in four decades. The US Federal Reserve has started to increase interest rates and has made subsequent plans to increase rates multiple times in 2022 to counter rising inflation. It also believes that sufficient time has been provided for the economy to recover from the pandemic.

The European Central Bank has decided to end net asset purchases under the Pandemic Emergency Purchase Program (PEPP) from the third quarter of 2022. Inflation has reached 7.5% in March 2022 driven by the war impacted high energy cost.

The commodity market is expected to face frequent fluctuations until the supply chain disruption is brought under control and demand growth sustains. Commodity prices are expected to remain volatile in 2023 due to counterflowing developments like slowdown in major economies and rising interest rates but high energy prices, resulting into production cut in some parts of the world, particularly Europe and supply chain disruptions. But the outlook remains cautious amid possibility of the continued ill effect of the Ukraine-Russia war, high inflation as well as spread of new variants of the COVID-19 virus.

The World Bank expects the global economy to decelerate to 4.1% in 2022 as a result of continuing pandemic-related uncertainties, diminishing fiscal support from governments and supply chain bottlenecks. Global trade is projected to slow down to 5.8% in 2022.

Indian economy

After the downslide in 2020, the Indian economy recovered resiliently in 2021, supported by the largest vaccination drive in the world. Unlike in other economies, India’s supply- side reforms in response to the pandemic not only kept inflation under control but also facilitated long-term growth prospects. Compared to a contraction of 6.6% in FY2021, the Indian economy is expected to grow by 8.9% in FY2022, as per the Second Advance Estimates of National Income of the National Statistical Office (NSO) of India.

The manufacturing sector saw healthy growth in 2021, with the Purchasing Managers’ Index (PMI) remaining in the expansionary zone (i.e., above 50) levels since Jun’21 despite the challenges caused by the second wave of the pandemic. The service sector is also expected to grow by 8.6% in FY2022 as steady recovery has been observed in service PMI since August’21. The strong support provided by the government’s stimulus packages, increased infrastructure spending and an accommodative monetary policy of the Reserve Bank of India (RBI) have assisted India to sustain its economic recovery.

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India registered highest ever merchandise exports of US$419.65 billion in FY2022, which is 43.8% higher than FY2021 and 33.9% more as compared to exports made in FY2020. Indian exporters were able to take advantage of global supply disruptions and high commodity prices in the global export market in FY2022. Service exports also grew by 21.3% in FY2022 to reach US$250 billion.

With the signing of new Free Trade Agreements (FTA) with countries like the UAE and Australia and upcoming FTAs with UK, Canada, Israel, EU etc. which are in different stages of negotiations, coupled with Production Linked Incentive (PLI) schemes, India has set the target of US$1 trillion of export of merchandise from India by 2030.

	FY2022	FY2021	FY2020	% Growth (FY2022/FY2021)	% Growth FY2022/FY2021
Merchandise Exports	419.7	291.8	313.4	43.8	33.9
Merchandise Imports	611.9	394.4	474.7	55.1	28.9
Trade Balance	-192.2	-102.6	-161.4	-87.3	-19.2
Services Exports	250.0	206.1	213.2	21.3	17.3
Services Imports	144.8	117.5	128.3	23.2	12.9
Net of Services	105.2	88.6	84.9	18.8	23.9
Overall Exports	669.7	497.9	526.6	34.5	27.2
Overall Imports	756.7	512.0	603.0	47.8	25.5
Trade Balance	-87.0	-14.1	-76.4	-518.9	-13.9

Source: Commerce Ministry

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Market review

Consumption scenario in India, as indicated by Private Final Consumption Expenditure (PFCE) and Government Final Consumption Expenditure (GFCE) improved in FY2022 from previous year by 16.5% and 12.2%, respectively, though their shares in GDP were down (PFCE: 59.3% in FY2022 vs. 60.8% in FY2021; GFCE: 11.4% in FY2022 vs. 12.1% in FY2021). Overall investment scenario in India, as measured by Gross Fixed Capital Formation (GFCF), improved from 26.6% of GDP in FY2021 to 28.3% of GDP in FY2022. This was mainly backed by continued capital expenditure by the government which grew by 19.7% in FY2022, on the back of 27% in FY2021.

Improvement in economic activity was reflected by massive rise in GST collection which grew by 30.8% in FY2022 to ₹14,87,313 crore, while March 2022 witnessed the highest ever monthly collection of GST of ₹1,42,095 crore. Non-food credit growth also accelerated for the 11 months in FY2022 to 6.2% as compared to 3.7% during the same period last year.

However, India’s inflation rate as measured by Consumer Price Index (CPI) remained high in FY2022, briefly dipping in September 2021 before picking up to 6.95% in March 2022, breaching the upper tolerance limit of 6%. High energy prices, particularly crude oil prices, drove the Wholesale Price Index (WPI) to the second highest level since 2004. The Reserve Bank of India has maintained an accommodative monetary stance, keeping the repo rate unchanged while maintaining a strict watch on the inflation level. Although central banks of some countries have already started considering reversing their pandemic-time expansionary monetary policy by taking a more hawkish stance, the RBI has considered it necessary to retain a commensurate accommodative policy to enable the economy to recover further with focus on keeping inflation in its target range.

Source: MOSPI

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Policy initiatives from the Indian government

The Government of India has taken various initiatives to make the country a global hub of manufacturing and become globally competitive. For example, the government has rolled out the Production Linked Incentive (PLI) scheme with an outlay of ₹1.97 lakh crore for 13 sectors. The scheme provides incentives based on the sales value and differential incentive slabs, which are targeted to make India’s domestic manufacturing sector globally competitive, reduce import bills, enhance domestic capacity and export and create as many as 1 crore additional jobs. The National Master Plan of PM Gati Shakti is another initiative that is targeted to ensure seamless connectivity for the movement of people, goods and services from one mode of transport to other, providing last-mile connectivity and reducing travel time for people. This will be achieved through integrated inter-ministerial planning and coordination for infrastructure connectivity projects under a digital platform.

The National Monetisation Pipeline (NMP) again is another initiative which is expected to help efficiently manage public assets and provide benefits to the common public. With a monetisation potential of ₹6 lakh crore through the utilisation of core assets of the government over FY2022- FY2025, it is projected to bring private investments to provide universal access to high quality and affordable infrastructure to citizens by unlocking the value of investments in brownfield public sector assets.

Many initiatives have also been introduced to facilitate ease of doing business in India. The National Single Window

System (NSWS) provides a single platform to enable investors to identify and obtain approvals and clearances needed in India. NSWS will, in effect, help realise the vision of Aatmanirbhar Bharat by not only giving easy access to information about schemes like Make in India, the PLI scheme, Start-up India, etc. but also handholding the investor through the processes in a transparent manner.

Remission of Duties and Taxes on Export Products

(RoDTEP) has been introduced to enable refund of currently un-refunded duties/taxes/levies on the production and distribution of the exported product at the central, state and local level. This is expected to encourage domestic players to expand their business internationally. Although certain industries like Iron & Steel, Pharma, Chemicals etc. were left out of the scheme and certain categories of exports like products manufactured or exported by 100% EOU, FTZ, EPZ, SEZ or products manufactured partly or wholly in a bonded warehouse etc. were excluded from the benefit, the government reserves the right to modify any of the categories or industries for inclusion or exclusion under the scope of RoDTEP at a later date based on the recommendations of the RoDTEP Committee.

Amendments in the Mineral Conservation and Development (Amendment) Rules and the Minerals (Other than Atomic and Hydrocarbons Energy Mineral) Concession Rules also contribute to the ease of doing business for mining.

All such initiatives are likely to support the Indian economy get back to a strong growth trajectory and expand demand for minerals, metals and fuel.

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Management Discussion and Analysis

Market review

Outlook

Although the Indian economy made a smart comeback in FY2022, it is likely to face some headwinds in FY2023 due to geopolitical tensons, high commodity prices, supply chain bottlenecks, threat of surging COVID-19 cases and global slowdown. The current war between Ukraine and Russia and the consequent surge in crude oil and other commodity prices have triggered a round of downward revisions in India’s real GDP growth projections by various agencies. The RBI in April 2022, revised down its GDP growth projection for FY2023 to 7.2% from its earlier projection of 7.8%.

The RBI attributed the downward revision in its growth outlook to several factors including escalation of the geopolitical situation and the accompanying surge in international crude oil and other commodity prices, tightening of global financial conditions, persistence of supply-side disruptions, significantly weaker external demand and uncertainties about the pace of monetary policy normalisation in major advanced economies.

The World Bank in April 2022 trimmed down India’s GDP forecast for FY2023 to 8% from 8.7%, while IMF also followed the same by reducing the forecast to 8.2% from earlier 9%, citing worsening supply bottlenecks, higher oil prices which are expected to weigh on private consumption and investment and rising inflation risks caused by Russia’s invasion of Ukraine.

INDIA’S REAL GDP GROWTH PROJECTIONS

Agency/ Institution	Month of Release	2022-23 (%)
Economic Survey	Jan-22	8-8.5
RBI	Apr-22	7.2
RBI forecasters survey (Median)	Apr-22	7.5
International Monetary Fund (IMF)	Apr-22	8.2
World Bank	Apr-22	8
United Nations (UN)	Jan-22	5.9
Asia Development Bank (ADB)	Apr-22	7.5
OECD	Apr-22	8.1
S&P Global Ratings	Dec-21	7.8
Fitch Ratings	Mar-22	8.5
Moody’s	Mar-22	9.1

Source:	CMIE

In spite of that, India is projected to be the fastest growing major economy in the world in 2022 and 2023, with IMF estimating its GDP growth to be 8.2% in 2022 and 6.9% in 2023.

Economic growth in India is supported by a strong thrust on physical and health infrastructure building. In the Union Budget for FY2023, outlay for capital expenditure sharply increased by 35.4% from ₹5.54 lakh crore in FY2022 to ₹7.50 lakh crore in FY2023. The capex provision for FY2023 is projected to be 2.9% of GDP and more than 2.2x the expenditure of FY2020. Along with Grants-in-Aid to States for creation of capital assets, the ‘Effective Capital Expenditure’ of the Central Government is estimated at ₹10.68 lakh crore in FY2023, which is likely to be around 4.1% of GDP.

The government has also envisaged to expand the National Highways network by 25,000 km, complete 80 lakh houses for the identified eligible beneficiaries of PM Awas Yojana and provide tap water to 3.8 crore households under Har Ghar, Nal Se Jal project in 2022-23.

India is projected to be the fastest growing major economy in the world in 2022 and 2023

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In the quarter ended March 2022, India witnessed a big increase in new investment proposals; 660 new project proposals with an investment of ₹5.1 trillion to create new productive capacities were recorded during the quarter. This is big compared to the average of ₹3.1 trillion worth of new investment projects that were recorded during the preceding three quarters.

Demand for bank credit has also picked up pace in the last few months. Outstanding non-food credit disbursed by scheduled commercial banks (SCBs) was growing year- on-year at 5.5% at the beginning of FY2022. The growth improved to 6.8% by September 2021 and accelerated further to 8.7% by March 2022.

India’s health infrastructure is also much better equipped to face new waves of COVID-19 cases and accelerated vaccination drive has made the Indian economy resilient to fresh shock.

With the government’s focus on self-reliant India backed by supports like PLI scheme and infrastructure spending, the Indian economy is likely to see healthy growth, which augurs well for the metals, mineral and energy sectors.

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Management Discussion and Analysis

Segment review

Zinc

Overview

Inflation worries, the US Federal Reserve’s change of stance, strengthening of the dollar and expected sale of metals by China led to declining zinc prices in Q2FY2022. The zinc market, in any case, had been bracing itself for smelter production disruption since October 2021. Even though there is still no real evidence of sizeable smelter cutbacks, premiums for spot refined metal in all regions have increased while annual contract premium offers in Europe and the US for 2022 have doubled.

Supply chain constraints induced by the pandemic are likely to remain and, as previously, cause delay in meeting the pent-up demand for zinc-intensive manufactured goods. The manufacturing sector, meanwhile, has been recovering fast. Although the manufacturing PMI for the Eurozone is less than its peak recording in June 2021, the region has registered strong sectoral growth.

In India, both the manufacturing sector and services sector have seen robust improvement although hopes of increasing output levels have been tempered by inflationary pressures. Given the government push for infrastructure, highways, electrification and transmission projects, the structural sector will create major demand for zinc.

Market drivers

Despite a downward revision in global zinc consumption forecast for 2022, global zinc consumption is expected to grow by 1.3% to 14.3 mt, and eventually to 14.5 mt in 2024. Notwithstanding the global demand downgrade, the refined market is expected to remain tight. Global refined stocks are forecast to fall from the equivalent of 44 days of consumption at the end of 2021 to 35 days by the end of 2022 and remain close to this level till 2025. Such low stocks should support elevated zinc prices at annual averages of US$3,734/t, US$3,525/t and US$3,400/t (Source: Woodmac) respectively.

While possible disruptions to smelter production remain an upside risk to this outlook, it is likely to be offset, at least in part, by disruption to first and end use demand in Europe and potentially elsewhere in the world.

Products and customers

Hindustan Zinc Limited (HZL) is the largest primary zinc producer in India, with an expected 80% market share in 2022. Around 65% of the refined zinc produced by HZL’s smelters is sold in the domestic market, and the rest is exported to Southeast Asian and Middle Eastern markets. Over 70% of the Indian zinc demand comes from galvanising steel, predominantly used in the construction and infrastructure sectors. HZL also produces Continuous Galvanising Grade (CGG), EPG (Electro Platting Grade) and two grades of zinc for use in die-casting alloys. The company is working closely with its customers to increase the proportion of value-added products (VAP) in its zinc portfolio. It will strive to increase the supply of VAP to 24% of total zinc sales in FY2023, from 20% in FY2022.

Hindustan Zinc Limited (HZL) is the largest primary zinc producer in India, with an expected 80% market share in 2022.

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Lead

Overview

For base metals, sentiment turned bullish following signs of economic improvement. However, a strengthened dollar and apprehension of inflation in the US pushed down base metal prices. Global lead demand fell -3.4% in 2020 compared to 2019, but has picked up since, averaging 2.2% pa in the medium term and 2.0% pa over the long term to our forecast horizon of 2040. While this is lower than the 2.6% pa average over the decade from 2010, it should still be regarded as a positive outlook. In 2022, we forecast 12.9 mt of refined lead consumption, increasing to 15 mt in 2030 and 18.4 mt in 2040.

Market drivers

The Chinese and Indian automotive sectors will be the main drivers of global demand growth, along with other Asian countries. Changes in the high lead-consuming but developed regions of North America, Europe and Japan will be minimal over this period, with stable vehicle populations and increasing levels of finished battery imports from regions of lower production costs, such as Asia. Automotive replacement batteries will be the key demand drivers, growing over the medium term between 2021-2025 at 2.8% pa. The increase in original equipment (OE) batteries is a more modest 1.7% pa. With a weakened economic outlook for this period, and people’s tendency to retain their existing vehicles for longer, the balance will tip in favour of replacement batteries over OE.

Construction for a new lead battery production facility has started in Dubai (UAE), including a secondary lead smelter. Once completed in 2023, the plant can recycle 25 kt of scrap batteries per annum, producing 14 kt of refined Lead for its battery production.

Ukraine, which produces many key components for the European auto industry, is likely to see disruption in production. Given that it is also a major producer of inert gases used in semiconductor production, problems are likely to deepen for the sector. Thus, a wider European and global economic impact of the Ukraine-Russia conflict will lower demand for new vehicles in 2022 and beyond.

Products and customers

India’s refined lead market, including both primary and secondary markets, is about 1.1 mt. The primary lead market, approximately 280 kt in size, remained stagnant in 2021. We expect to close at the same rate; about 87% of our production will be consumed by the domestic market and the rest will be exported to the Southeast Asian market. Next year, we are expecting to increase our sales by 3-4% through new customer acquisition, enabled by our e-commerce platform (Evolve), and the introduction of lead alloys in our product portfolio.

Silver

Overview

Silver Institute predicts global demand to rise by 8% from 2021 to a record high of 1.112 billion ounces in 2022. The rise will be driven by record silver industrial fabrication, as consumption increases in traditional and green technologies. Investment demand for physical silver bar and bullion coins is expected to jump by 13% in 2022 to a seven-year high. Demand for silver for jewellery is expected to rise by 11% and for silverware by 21%.

As governments around the world increasingly commit to carbon emissions reduction, silver demand for solar photovoltaic panels will reach an all-time high. With increasing vehicle electrification and the acceleration of 5G network infrastructure, demand from the automotive and 5G telecom sectors can be expected to remain strong.

The silver market in India saw extreme volatility in Q3FY2022, swinging between the extremes of US$21.8 to US$25.2 per troy ounce. The rise in price was anticipated, given the festive demand, especially in the Indian subcontinent and the Gulf region. Imports, which began in Q2FY2022, gained momentum with more than 54 mt of silver being imported in October 2021 alone. With silver mines now operational worldwide, higher production has resulted in higher import sales in the domestic market.

Market drivers

The Silver Institute has projected total supply to rise by 7% to 1.092 billion ounces in 2022, with mine production ramping up to a six-year high. Primary silver mines are expected to increase output from large sites and new projects. The silver market fell into a deficit in 2021 for the first time in six years, which is expected to continue in 2022 with a shortfall of 20 million ounces, which is believed to be relatively modest in absolute terms.

Products and customers

Hindustan Zinc (HZL) is India’s only primary silver producer and ranks 6th globally among the top silver producing companies. Exclusively catering to the domestic market, HZL’s production finds use in industry (electrical contacts, solder and alloys, and pharmaceuticals), jewellery and silverware.

Last year, the company started spot sales of silver through an e-auction to reduce manual intervention. This also provided buyers equal opportunity to compete, while ensuring complete price transparency.

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Management Discussion and Analysis

Aluminium

Overview

FY2022 mostly saw a deficit in the global primary aluminium market, and the trend is expected to continue in the next fiscal. During the autumn of 2021 (Q2 and Q3FY2022), energy prices skyrocketed due to COVID- induced closure of coal mines in Australia, higher Indonesian coal demand from China and geopolitical instability in Africa and Eastern Europe, together with an exceptionally high demand for oil. This resulted in the closure of several European smelters, which pushed aluminium prices around the world to a record high. FY2022 also witnessed demand growth stabilisation around the world to pre-COVID levels. During the year, India’s primary aluminium demand grew at an average of 14%. However, overall export sales of aluminium grew by 6% during FY2022.

Market drivers

India has witnessed impressive economic recovery post- lockdown of 2021. With continued structural support from the government through various schemes focusing on infrastructure and manufacturing, demand and industrial activity are expected to witness stellar growth. Aatmanirbhar Bharat, ‘Make in India’, the PLI scheme for domestic manufacturing, the National Infrastructure Pipeline and National Rail Plan of the Government of India will help increase the demand for metal in the market. Taking these macro drivers into cognisance, Vedanta continues to expand its value-added product portfolio in line with the evolving market demand.

Products and customers

With an annual production capacity of ~2.2 mt, Vedanta is India’s largest primary aluminium producer. It leads the primary product segment with a domestic market share of ~47% among the primary producers in India.

Our product portfolio includes aluminium ingots, primary foundry alloys, wire rods, billets, and rolled products. These products cater to varied industries globally such as power, transportation, construction and packaging, to name a few. As much as 39% of Vedanta’s total aluminium sales globally are high quality value-added products.

Our major focus area is the domestic market. In FY2022, domestic sales volume was similar to that of last year. Value-added products accounted for ~66% of domestic sales. Major growth was registered in the international markets, where sales volume increased by ~23% y-o-y to 1.66 mt, while overall sales volume increased by 14%.

We have a large OEM base throughout the world for consumption of our value-added products. Europe and North America have the largest share in overall export sales.

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Power

Overview

India is the third largest producer and second largest consumer of electricity in the world with an installed capacity of 399 GW as on March 2022 and an estimated power consumption of 1894.7 TWh in 2022. For FY2022, the electricity generation target from conventional sources has been fixed at 1,356 billion units (BU), higher by 9.83% y-o-y. Between FY2016 and FY2021, the country’s electricity generation grew at 1% CAGR, driven by government initiatives and schemes to increase rural electrification and provide round-the-clock power supply.

Market drivers

India’s power demand is likely to touch 1,894.7 TWh by FY2022, driven by multiple factors such as expansion in industrial activities, growing population, rising per capita income, policy support and increasing electricity penetration.

The Government of India and state governments have also been supportive of growth of the power sector through various reforms, such as delicensing the electrical machinery industry and allowing 100% Foreign Direct Investment (FDI). In addition, policy support (Saubhagya, Integrated Power Development Scheme, DeenDayal Upadhyaya Gram Jyoti Yojana or DDUGJY, Unnat Jyoti by Affordable LEDs for All or UJALA, Restructured Accelerated Power Development and Reforms Programme or R-APDRP, Ujwal DISCOM Assurance Yojana or UDAY, National Infrastructure Pipeline or NIP, and many others) have provided the much-needed impetus to the sector. The country’s power sector is likely to attract an investment of US$128.24 billion to US$135.37 billion between FY2019 and FY2023.

Energy sector projects accounted for the highest share (24%) in the US$1.4 trillion NIP between 2019-25. The Government of India has opened the coal sector for commercial mining, which is expected to ease coal availability.

Products and customers

Vedanta’s Power business operates over 9 GW power portfolio in India. Of its portfolio in aluminium business, ~16% is used for commercial power while ~84% is meant for captive use. The power generated for commercial purposes is backed by long-term Power Purchase Agreements (PPAs) with state distribution companies such as Tamil Nadu, Kerala, Chhattisgarh, and Odisha.

Oil and gas

Overview

The year 2021, which saw marked global economic recovery, also witnessed relative stability in the Oil & Gas market. Vaccination efforts and limited lockdowns boosted demand, and this was supported by rising mobility and travelling activities.

Global oil supply increased by 1.6 Mbpd to 95.4 Mbpd in 2021, with OPEC countries increasing their production and the US, Russia, Saudi Arabia, and Iraq contributing to the pool. With an increase of 5.2 mb/d, in 2021, world oil demand substantially outpaced the historical low of 2020, although it remained below pre-pandemic levels.

Notwithstanding a dip in Q1FY2022, world oil demand during Q3 and Q4 proved to be substantially more resilient than previously anticipated. Demand growth in non-OECD countries was substantially high at 2.7 mb/d. In the OECD, the US continued to be the major driver of oil demand.

India, the world’s third largest oil consumer and the fourth largest refiner, currently meets 85% of its oil consumption and 50% of its gas consumption through imports.

Market drivers

The year 2022 could be pivotal in the natural gas sector as Russia tries to secure its strategic interests in Ukraine. Given that Europe depends on Russia for most of its crude oil, natural gas, and solid fossil fuel supplies, Russia- Ukraine tensions have stirred anxiety within Europe over the potential outcome of financial sanctions imposed on Russia or Nord Stream 2 or the possibility of Russia slashing Europe’s energy supplies or cutting capacity through Ukraine. Many see Germany’s strategic energy partnership with Russia over Nord Stream 2 pipeline as a conflict of interest in diplomatic dealings involving Ukraine.

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Management Discussion and Analysis

According to the International Energy Agency, global oil stores were reduced by 600 million barrels in 2021, a 200 million barrel discrepancy from the forecast tally. This difference could lead to a tighter market in 2022. There are apprehensions that the world is hurtling towards an oil supply crisis. There is a possibility that oil prices could be elevated further to about US$140 to US$150, if not higher, to kill discretionary demand.

Oil could also see an uptick in demand as it becomes increasingly used as a substitute for natural gas in heating and electricity generation. The World Bank expects oil prices to average US$74 in 2022, as demand continues to recover to pre-pandemic levels in H2. It also anticipates a steady decline in natural gas prices in 2022 and into 2023 because of shrinking demand growth outside Asia, plus production and export increases. The Bank has also highlighted how events in 2021 show the growing risk from climate change to energy markets, affecting both demand and supply. In perspective of the energy transition, the intermittent nature of renewable energy highlights the need for reliable baseload and backup electricity generation.

Marinchenko and Fitch Ratings see oil prices steadying in the US$70 range based on the expectation that OPEC+ will continue to actively manage supply to avoid large surpluses or deficits in the market.

Products and customers

Vedanta is the largest private sector producer of crude oil in India. Our crude is sold to hydrocarbon refineries and our natural gas is used by the fertiliser industry and the city gas sector in India.

Iron ore

Overview

Iron prices increased globally during FY2022, and Karnataka’s iron ore industry reflected this trend in Q1 FY2022. Demand side improvement together with relaxation in lockdown guidelines, further raised prices in Q2. The next two quarters were subdued, due to weak demand from the steel market. The market reflected developments in China’s steel industry, which in 2021 saw mandatory steel output cuts aimed at reducing the sector’s carbon emissions and weakening demand from the construction sector.

Market drivers

Iron ore prices are expected to remain range-bound going into 2022. Imbalances in demand and supply led to the price rally in the global market in Q1 and Q2. Global supply of iron ore, which was tight in the first half of 2021, continued easing as the year came to an end. The improvement reflected recovery in production and exports from western Australia as the acute weather disruptions seen at the beginning of 2021 dissipated.

In May 2021, the Chinese government announced its aim to diversify its iron ore supply (Australia currently accounts for more than 60% of the nation’s iron ore imports.) The new plan included a target of 45% self-sufficiency in raw materials for steelmaking by 2025; increased domestic exploration and output of iron ore; and securing more overseas reserves.

Although Vale has announced plans to expand its capacity significantly, much of the resulting output is not expected to reach overseas markets for at least two to three years.

BHP and Rio Tinto are starting production in new mines in the Pilbara region of western Australia, but much of the resulting output will substitute for depleting mines in the same area. Consequently, overall output growth is not expected to occur at a pace that would reduce prices significantly.

Products and customers

Iron ore, a key ingredient in steelmaking, is used in construction, infrastructure, and automotive sectors. Vedanta’s iron ore mining operations in Goa ceased from March 2018, pursuant to the Supreme Court order. Meanwhile in February 2021, the permitted mining capacity at Karnataka has increased from 4.5 mt in FY2020 to 5.6 mt.

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Steel

Overview

Steel is one of India’s core industries, contributing slightly more than 2% to the GDP. India, the second-largest steel producer in the world, manufactured 118.1 mt of steel between January-December in 2021. Crude steel production increased 18% in FY2022 (Apr-Jan), reaching 98.887 mt.

After being impacted by the pandemic and the monsoons in H1FY2022, steel production recovered in H2. H1 however saw substantial rise in exports due to the lowering of domestic demand and better export realisation. Demand picked up in Q4FY2022 as a result of infrastructure projects and increased exports. March 2022 saw a steep increase in prices on the back of increased raw material prices due to the Russia–Ukraine conflict.

Market drivers

Demand in FY2023 is expected to be robust with the government’s push to increase steel production as per the National Steel Policy. The government’s Make in India policy will also support the industry.

Demand from the major sectors such as infrastructure, construction and housing, renewables and automobile is expected to be strong. The Union Budget 2022-23 has announced expansion of the national highway network by 25,000 km in FY2023. There will be increased demand from railways as well, given that 2,000 km of railway network will be brought under ‘Kavach’ in FY2023 as a part of the Aatmanirbhar Bharat policy. The rail budget has also declared 400 Vande Bharat Express trains and 100 cargo terminals with multimodal logistics.

The housing sector is also expected to contribute to the demand, given the government target to set up 80 lakh houses under the Pradhan Mantri Awas Yojana for rural and urban areas. A resurgent automobile sector, which is expected to draw an investment of ₹74,850 crore as part of the PLI scheme, is likely to boost demand for steel.

In FY2023, steel prices are likely to remain volatile due to high and fluctuating raw material prices and various global factors. Coking coal prices has crossed US$700 CFR, forcing steel companies in India to pass on the cost to customers. The government is reported to have committed to improving the availability of suitable coking coal, which will go a long way in fundamentally strengthening India’s steel industry.

Products and customers

During the year, we developed new products and received blanket approval from the National Highways Authority of India. We also exported our first consignment of DI pipes and will continue to focus on strengthening our exports across various products. The acquisition of two iron ore mines via auction in Odisha during the year is helping Vedanta grow more self-reliant in iron ore supply while facilitating future expansion plans. A major focus will be digitalisation for fair price recovery. For prime grades for all products, we are also considering conduct of sales via auction. The upcoming financial year will see us focus more on retail segments.

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Management Discussion and Analysis

Copper

Overview

Year 2022 was another volatile year for copper prices, given rising geopolitical tensions, inflation and energy costs, as well as the impact of the pandemic on labour availability, which affected the market. However, demand in the world ex-China looks set to remain strong this year, which should underpin high prices. There are also supply chain constraints which are impacting manufacturing. Notwithstanding these challenges, copper consumers, both first and end users, appear to be upbeat about the 2022 demand prospects. Despite the resurgence of COVID-19 in China, the country’s plans to hedge against the economic slowdown would render stability to copper demand from the construction and infrastructure sectors.

The major copper smelters in China appear to be sitting on ample concentrate stocks. This may be the reason why the usual flurry of buying activity at the beginning of a new year has not happened. Producers are also content to deliver concentrate into contracts rather than load the market with spot volumes when the demand is soft.

Market drivers

Resurgence of COVID-19 in China has caused several cities to impose lockdown. If the situation persists, it could present a downside risk to our current demand forecast. Total copper consumption in China is projected to grow by 0.7% in 2022, and by 1.1% and 1.7% in 2023 and 2024, respectively.

Research (Source: Woodmac) shows that mine disruptions in 2021 amounted to almost 5%, or 1.1 mt, of the total mine output, 0.84 mt for copper concentrate operations, and 0.22 mt for SxEw operations.

Analysts project a 16% rise in copper demand, which is expected to reach 25.5 mtpa by 2030. This contrasts with the supply forecast, which at 19.1 mtpa will fall well short of the demand. Copper demand from all sectors combined is expected to grow 32% by 2040, compared to that in 2020. This includes demand from solar, onshore/offshore wind, hydroelectric, biomass and nuclear projects. This ‘green’ demand is expected to contribute more than half the incremental increase in 2022. Primary copper use, which reportedly increased by 6.5% y-o-y in 2021 (Source: ING), is expected to see a more moderate increase in 2022.

Products and customers

Refined copper is predominantly used in the manufacture of cables, transformers and motors as well as castings and alloy-based products. Foxconn has partnered with Vedanta to make semiconductors in India, as the electronics giant looks to diversify its business amid a global chip shortage.

Electric vehicles (EVs) and wind and solar farms, which can contribute to carbon emission reduction, need copper favoured in applications. Total copper demand from the EV sector is expected to rise to nearly to 3.3 mt by 2030 from under 500,000 tonnes this year.

The renewable energy sector could see copper demand rise from around 650,000 tonnes in 2020 to over 1.3 mt in 2030. Global copper demand is expected to rise to more than 26 mt in 2025 from around 23 mt this year, much of this growth coming from renewable energy and EVs.

On an average, a battery electric vehicle (BEV) contains about 83 kg of copper and a plug-in hybrid electric vehicle (PHEV) contains about 60 kg compared to an internal combustion engine car, which needs an average of 23 kg of copper.

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Finance review

Executive summary

We had a strong operational and financial performance in FY2022 amidst the challenges faced due to the pandemic. We continue to focus on controllable factors such as resetting cost base through diverse cost optimisation initiatives, disciplined capital investments, working capital initiatives, marketing initiatives and volume with strong control measures to ensure safe operations across businesses within framed government and corporate guidelines amidst the pandemic.

In FY2022, we recorded an EBITDA of ₹ 45,319 crore, 66% higher y-o-y and robust adjusted EBITDA margin1 of 39%. (FY2021: ₹ 27,341 crore, margin 36%).

Higher sales volumes resulted in increase in EBITDA by ₹ 1,578 crore, driven by higher volumes at Aluminium, Zinc

International and Iron ore business.

Market factors resulted in increase in EBITDA by ₹ 18,142 crore. This was primarily driven by increase in the commodity prices, rupee depreciation, partially offset by input inflation and change in Profit Petroleum Tranche.

Gross debt as on 31 March 2022 was ₹ 53,109 crore, a decrease of ₹ 3,919 crore since 31 March 2021. This was mainly due to the repayment of debt at HZL, BALCO and CIHL partially offset by increase in borrowing at Vedanta Standalone.

Net debt as on 31 March 2022 was ₹ 20,979 crore, decreased by ₹ 3,435 crore since 31 March 2021 (FY2021: ₹ 24,414 crore), majorly on account of cash flow from operations, partially offset by payment of dividend and capex payment. The balance sheet of Vedanta Limited continues to remain strong with cash & cash equivalents, of ₹ 32,130 crore and Net Debt to EBITDA ratio at 0.5x (FY2021: 0.9x).

[1]	Excludes custom smelting at Copper India.

Consolidated EBITDA

EBITDA increased by 66% in FY2022 to ₹ 45,319 crore. This was mainly driven by higher commodity prices, higher sales realisation from Iron ore and Steel business, increased volumes at Zinc International and Aluminium business, and rupee depreciation, partially offset by input inflation and change in Profit Petroleum Tranche.

		(crore, unless stated)
Consolidated EBITDA	FY2022	FY2021	% change
Zinc	17,695	12,431	42%
- India	16,161	11,620	39%
- International	1,533	811	89%
Oil & Gas	5,992	3,206	87%
Aluminium	17,337	7,751	124%
Power	1,082	1,407	(23)%
Iron Ore	2,280	1,804	26%
Steel	701	871	(19)%
Copper India	(115)	(177)	(35)%
Others	348	47	632%

Total EBITDA	45,319	27,341	66%

Consolidated EBITDA bridge

(crore, unless stated)
EBITDA for FY2021	27,341
Market and regulatory: 18,142 a) Prices, premium / discount	27,973
b) Direct raw material inflation	(9,127)
c) Foreign exchange movement	105
d) Profit petroleum to GOI at Oil & Gas	(788)
e) Regulatory changes	(21)
Operational: (1,045)
f) Volume	1,578
g) Cost and marketing	(2,622)
Others	880

EBITDA for FY2022	45,319

a)	Prices, premium/discount

Commodity price fluctuations have a significant impact on the Group’s business. During FY2022, we saw a net positive impact of ₹ 27,973 crore on EBITDA due to commodity price fluctuations.

Zinc, lead and silver: Average zinc LME prices during FY2022 increased significantly to US$3,257 per tonne, up 34% y-o-y; lead LME prices decreased to US$2,285 per tonne, up 22% y-o-y; and silver prices increased to US$24.6 per ounce, up 7% y-o-y. The cumulative impact of these price fluctuations increased EBITDA by ₹ 5,880 crore.

Aluminium: Average aluminium LME prices increased to US$2,774 per tonne in FY2022, up 54% y o y, this had a positive impact of ₹ 15,795 crore on EBITDA.

Oil & Gas: The average Brent price for the year was US$81.1 per barrel, up 82% y-o-y. This had positive impact on EBITDA by ₹ 3,231 crore.

Iron & Steel: Higher realisations positively impacted EBITDA at ESL by ₹ 1,650 crore and IOB by ₹ 1,199 crore.

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Management Discussion and Analysis

Finance Review

b)	Direct raw material inflation

Prices of key raw materials such as imported alumina, thermal coal, carbon and caustic have increased in FY2022, negatively impacting EBITDA by ₹ 9,127 crore, primarily at Aluminium, Zinc and Iron & Steel business.

c)	Foreign exchange fluctuation

INR depreciated against the US dollar during FY2022. Stronger dollar is favourable to the Group’s EBITDA, given the local cost base and predominantly US dollar-linked pricing. The favourable currency movements positively impacted EBITDA by ₹ 105 crore.

Key exchange rates against the US dollar:

				(₹ crore, unless stated)
	Average year ended 31 March 2022	Average year ended 31 March 2021	% change	As at 31 March 2022	As at 31 March 2021
Indian rupee	74.46	70.11	0.5%	75.59	73.30

d)	Profit petroleum to GOI at Oil & Gas

The profit petroleum outflow to the Government of India (GOI), as per the production sharing contract (PSC), increased by ₹788 crore.

e)	Regulatory

During FY2022, changes in regulatory levies such as Renewable Power Obligation etc. had a cumulative positive impact on the Group EBITDA of ₹21 crore.

f)	Volumes

Higher volume led to increase in EBITDA by ₹1,578 crore in the following businesses:

Aluminium (positive ₹1,138 crore)

In FY2021, the Aluminium business achieved metal sales of 2.26 million tonnes, up 15% y-o-y. This volume increase had a positive impact on EBITDA of ₹1,138 crore.

FACOR (positive ₹213 crore)

Increased EBITDA driven by increase in sales volumes at FACOR.

Zinc International (positive ₹112 crore)

Sales volume increased at Gamsberg mine.

g)	Cost and marketing

Higher costs resulted in decrease in EBITDA by ₹2,622 crore over FY2022, primarily due to increased cost, partially offset by higher premia realisations at Aluminium and Zinc business.

h)	Others

This primarily includes the impact of higher capex and opex recovery in the Oil & Gas business, inventory and foreign exchange adjustments during FY2022 partially offset by lower power EBITDA, impacting EBITDA positively by ₹880 crore.

INCOME STATEMENT

		(₹ crore, unless stated)
Particulars	FY2022	FY2021	% Change
Net Sales/Income from Operations	1,31,192	86,863	51
Other Operating Income	1,541	1,158	33
EBITDA	45,319	27,341	66
EBITDA margin[1] (%)	39%	36%	—
Finance Cost	4,797	5,210	(8)
Investment Income	2,341	3,269	(28)
Exchange Gain /(Loss)	(235)	129	—
Profit before Depreciation and Taxes	42,627	25,528	67
Depreciation and Amortisation	8,895	7,638	16
Profit before Exceptional Items	33,732	17,891	89
Exceptional Items[2] : credit/(expense)	(768)	(678)	13
Taxes[3]	9,255	2,180	—
Profit after Taxes	23,710	15,032	58
Profit after Taxes (before Exceptional Items)	24,299	15,557	56
Minority Interest	4,908	3,429	43
Attributable PAT after Exceptional Items	18,802	11,602	62
Attributable PAT (before Exceptional Items)	19,279	12,151	59
Basic Earnings Per Share (₹/share)	50.73	31.32	62
Basic EPS before Exceptional Items (₹/share)	52.02	32.80	59
Exchange Rate (₹/US$) - Average	74.46	74.11	0.5
Exchange Rate (₹/US$) - Closing	75.59	73.30	3

1.	Excludes custom smelting at Copper India
2.	Exceptional items gross of tax
3.	Tax includes tax benefit on exceptional items of ₹178 crore on special items in FY2022 (FY2021: tax benefit of ₹154 crore);
4.	Previous period figures have been regrouped/rearranged wherever

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Revenue

Revenue for the year was ₹131,192 crore, higher 51% y-o-y. This was driven by higher commodity prices, higher volumes at Aluminium business, Copper, TSPL, Iron Ore and, FACOR, increase in premium in aliminium and zinc and rupee depreciation.

EBITDA and EBITDA margin

EBITDA for the year was ₹45,319 crore, 66% higher y-o-y. This was mainly driven by higher commodity prices, higher sales realisation from Iron ore and Steel business, increased volumes at Zinc International and Aluminium business, and rupee depreciation; partially offset by input inflation and change in Profit Petroleum Tranche. We maintained a robust adjusted EBITDA margin1 of 39% for the year (FY2021: 36%).

Depreciation and amortisations

Depreciation for the year was ₹8,895 crore compared to ₹7,638 crore in FY2021, higher by 16%, primarily on account of higher ore production in Zinc business, higher depletion at Oil & Gas business and capitalisation at Aluminium business.

Net interest

The blended cost of borrowings was 7.9% for FY2022 compared to 7.7% in FY2021.

Finance cost for FY2022 was ₹4,797 crore, 8% lower compared to ₹5,210 crore in FY2021 mainly on account of decrease in average borrowings, and marginal decrease in blended cost of borrowings.

Investment income for FY2022 stood at ₹2,341 crore, 28% lower compared to ₹3,269 crore in FY2021. This was mainly due to Mark to Market movement and change in investment mix.

Exceptional items

The exceptional items for FY2022 was at negative ₹ 769 crore, mainly on account of exploration write off in Oil & Gas business, provision against KCM receivables, fly ash disposal at Aluminium, partially offset by impairment reversal in Oil & Gas business.

[For more information, refer note [34] set out in P&L notes of the financial statement on exceptional items].

Taxation

Tax expense for FY2022 stood at ₹9,255 crore (FY2021: ₹2,180 crore). The normalised ETR is 28% (excluding tax on exceptional items of ₹178 crore and DTA reversal on ESL losses of ₹122 crore) compared to the normalised ETR of 27% (excluding tax on exceptional items ₹154 crore, tax on dividend from HZL ₹869 crore, new tax regime impact ₹(271) crore and Deferred Tax Asset of ₹3,111 crore recognised on losses in ESL).

Attributable profit after tax (before exceptional items)

Attributable PAT before exceptional items was ₹19,279 crore in FY2022 compared to ₹12,151 in FY2021.

Earnings per share

Earnings per share before exceptional items for FY2022 were ₹52.02 per share as compared to ₹32.80 per share in FY2021.

Dividend

The Board has declared a total dividend of ₹45 per share during the year.

Shareholders fund

Total shareholders fund as on 31 March 2022 aggregated to ₹65,383 crore as compared to ₹62,278 crore as of 31 March 2021. This was primarily net profit attributable to equity holders earned during the year partially offset by dividend paid during the year.

Net fixed assets

The net fixed assets as on 31 March 2022 were ₹1,09,345 crore. This comprises ₹14,230 crore as capital work-in- progress.

Balance Sheet

Our financial position remains strong with cash and liquid investments of ₹32,130 crore.

The Company follows a Board approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL, which has assigned a rating of Tier 1 (meaning highest safety) to our portfolio Further, the Company has undrawn fund based committed facilities of c.₹6,800 crore as on 31 March 2022.

Gross debt as on 31 March 2022 was ₹53,109 crore, a decrease of ₹3,919 crore since March 31, 2021. This was mainly due to the repayment of debt at HZL, BALCO and CIHL partially offset by increase in borrowing at Vedanta Standalone.

Gross Debt comprises term debt of c.₹46,400 crore, working capital loan of c.₹1,600 crore and short-term borrowing of c. ₹5,100crore. The loan in INR currency is 91% and balance 9% in foreign currency. Average debt maturity of term debt is c. 3.4 years as of 31 March 2022.

CRISIL and India Ratings revised the rating of Vedanta from AA- to AA with Stable Outlook in FY2022

[1]	Excludes custom smelting at Copper India.

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Management Discussion And Analysis

Operational review

Zinc India

THE YEAR IN BRIEF

Mine production progressively improved during the year with record ore production for the full year up 6% y-o-y to deliver a record 16.3 mt, supported by strong production growth at Zawar mines, SK Mines and Rampura Agucha mine, which were up 12%, 8% and 6% respectively. Highest every mined metal production was up 5% y-o-y to 1,017 kt primarily on account of higher ore production and milling recovery, partly offset by lower ore metal grade.

Diverse

Workforce

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Integrated Report	Statutory Reports	Financial Statements

Occupational health & safety

It is with deep sadness that we report the loss of four colleagues (Business partners) in work-related incidents at our managed operations. These incidents happened despite continuous efforts to eliminate fatalities and attain a Zero Harm work environment. A thorough investigation was conducted to identify the causes of these incidents and to share lessons learned across HZL, with the aim of preventing repeat or similar incidents.

LTIFR for the year was 0.79 as compared to 0.97 in FY2021. LTIFR for the last quarter was 0.62 as compared to 0.89 in FY2021 driven by several safety awareness, investigation and prevention initiatives. As compared to a year ago, number of LTIs decreased from 13 to 10 in the fourth quarter. LTIFR for the year was 0.79 (total 50 LTIs for the year). There has been greater management focus to bring a cultural change via felt leadership programs, town halls, enabling tools like safety whistle blower as well as reward & recognition for near-miss reporting.

During the second wave of COVID-19, we set up an oxygen bottling plant in record 5 days; it was commissioned to produce 500 oxygen cylinders per day, helping local government and hospitals in the fight against COVID-19. New field hospital was established in Dariba, with a capacity of 100 beds with air conditioning facility and medical assistance. Apart from these efforts, the Company has extended all kinds of support to the local health administration for fighting against COVID-19. Unfortunately, we reported loss of 59 employees and contract employees during wave 1 and wave 2 of COVID.

To ensure vaccination to all the employees, business partners and their family members, mega drives were organised during the year. The company has also introduced the Group Corona Kavach Policy that covers more than ~25000 business partners in Rajasthan and Pantnagar in Uttarakhand. This cashless policy covers all corona related diagnostic charges including pre-hospitalisation and post-hospitalisation expenses. There is also a dedicated 24×7 Covid Care Apollo helpline number to provide any kind of healthcare support and assistance for all employees and their dependents. Post covid care drive also initiated to boost the motivation level of the employee. Company has also rolled out Group Term Life policy which provides life (term) insurance protection in case of death of active regular executive. The coverage limit is 5 Times of Fixed Salary of each employee up to a max. Limit i.e., INR 5.5 Cr.

~25,000

BUSINESS PARTNERS COVERED

BY THE GROUP CORONA KAVACH POLICY

During the year we commissioned first made in India emergency escape route staircase type in underground at Rajpura Dariba Mine and underground rescue station at Rampura Agucha Mine which significantly improves the response time in emergency cases. Qualitative and Quantitative Exposure Assessment completed for all units and exposure mitigation plan developed. 22 Digitised safety modules launched for easy understanding of safety standard requirements and road map developed to eliminate manual charging by all mining locations.

HZL is also using & deploying IOT solutions for safety of its employees and equipment. Connected work force solution which are safety wearables & tags, is one such technology that will alert management proactively to ensure safety of employees and to intervene on priority for necessary support and rescue. Detect technology is another IOT that uses of Artificial intelligence and video analytics, of presently installed CCTV cameras and identify and capture Unsafe conditions and Unsafe acts which gets reported and help Line leadership to act on violators and build around the clock assurance for preventing safety incidents. Through this technology, we are achieving autonomous system for detection of safety violations during turnarounds through a network of cameras, supported by back-end data analytics & frontend real-time reporting.

Demonstrating the highest standards of health and safety management during the year, Chanderia CPP and Debari both received the prestigious ‘Sword of Honor’ from British Safety Council for showing excellence in the management of health and safety risks at work. This came as a double swoop following the top Five-Star rating achieved by Chanderia CPP and Debari, for successfully completing the best practice Occupational Health and Safety Audit conducted by the British Safety Council. Our Kayad Mine was also awarded the National Safety Award from the Government of India for Longest Accident-Free in metal mines and for lowest injury frequency rate (LIFR).

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Management Discussion And Analysis

Operational review: Zinc India

Environment

Hindustan Zinc commits to ‘Long-term target to reach net-zero emissions by 2050’ in alignment with Science Based Targets initiative (SBTi) aiming to have clearly defined path to reduce emissions in line with the Paris Agreement goals. To achieve the target, we are working towards improving our energy efficiency, switching to low carbon energy sourcing, introducing battery operated electrical vehicles and increasing the role of renewables in our energy mixes.

Company has made notable technological advancements in energy conservation. Zinc Smelter Debari has revamped the Cell House and eliminated current losses through electrolytic cells by successfully replacing 600+ concrete cells with poly concrete cells. As a result, the power rating has improved. Additionally, the turbine revamping project is certified as a carbon reduction project by VERRA (the world’s most widely used voluntary GHG program) resulting in a decrease of 270,000 tCO2e per year. For Decarbonising the future of Indian mining, Hindustan Zinc partnered with leading global manufacturers for introducing BEVs in underground mines. All units of HZL are certified to ISO 50001 (Energy Management system).

At HZL, we recognise the reality of climate change, Therefore, our risk management processes embed climate change in the understanding, identification, and mitigation of risk. We have published our first TCFD (Task Force on Climate-related financial disclosure) report during the year which sets the adoption of the TCFD framework for climate change risk and opportunity disclosure. HZL actively participated in ‘Business Leaders Group COP26’ and was engaged for shaping the agenda for COP26 which was held at Glasgow (UK) in Nov’21. Endeavoring towards sustainable organisation HZL enhanced the governance by establishing Board Level ESG & Sustainability Committee formed to overview the ESG progress of the organisation.

Hindustan Zinc joins the Taskforce on Nature-Related Financial Disclosures (TNFD) Forum to tackle nature-related risks. Miyawaki Method of Afforestation pilot project completed at DZS and horizontal deployment will be done across HZL. 3 years Engagement with IUCN will help in development of Biodiversity Management Plan focusing No Net Loss approach to achieve Sustainability Goal 2025.

One of the most notable achievements has been the successful commissioning of a 3000 KLD Zero Liquid discharge (RO-ZLD) plant at the Zinc Smelter Debari. Expansion of 3200 KLD ZLD plant at Dariba Smelter is under progress and shall be commissioned by first Quarter of FY 23. Apart from that Zawar (ZM) and Rampura Agucha Mine ZLD projects of 4000 KLD capacity each have been initiated to improve recycling and strengthen the zero discharge. Like ZM, Dry tailing plant at Rajpura Dariba Mine is also under final stage of commissioning and will result in significant amount of water recovery from the tailings.

The company has also commissioned 10 MLD Sewage Treatment Plant (STP) and 5 MLD facility in Udaipur, bringing the total Udaipur STP capacity built up by it to 60 MLD. This will treat nearly all of Udaipur’s sewage, and the treated sewage is used by Beneficiation, Smelters and Captive Power Plants, lowering its freshwater use. In the area of water stewardship Rampura Agucha Mine has also completed astonishing project of executing groundwater recharge intervention project across 4 blocks of Bhilwara district having ground water recharge potential of 8.5 MCM/ annum.

Successful public hearing was conducted during the year for Expansion of Zawar Mines from 4.8 million TPA (Tones per annum) to 6.5 Million TPA and Beneficiation from 4.8 Million TPA to 7.3 Million TPA.

One of the most notable achievements has been the successful commissioning of a 3000 KLD Zero Liquid discharge (RO-ZLD) plant at the Zinc Smelter Debari.

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Our sustainability activities received several endorsements during the year

•	The Company is ranked 1st in Asia-Pacific and globally 5th in Dow Jones Sustainability Index in 2021 amongst Mining & Metal companies. (1st in environment Dimension among the metal and mining sector globally)

•	Company won the 1st Bronze Medal and been featured in the prestigious Sustainability Yearbook for the fifth year in a row by S&P Global

•	The company received the award for ‘Outstanding Accomplishment in Corporate Excellence and Dariba smelter received the award for excellence in Environment management’ in 16th CII-ITC Sustainability Awards

•	HZL received IEI Industry Excellence Award 2021, instituted by The Institution of Engineers (India)

•	HZL’s RAM and Kayad mine received 5 Star Rated Mines’ award by the Ministry of Mines, Govt. of India

•	Hindustan Zinc wins at ESG India Leadership Awards – Leadership in Environment and Green House Gas Emissions Reduction Categories organised by ESGRisk.ai, India’s first ESG rating company

•	Kayad received FIMI Bala Gulshan Tandon Award of Excellence for the year

•	HZL has been awarded the Most Sustainable Company in the Mining Industry by World finance at their Sustainability Awards 2021

•	Hindustan Zinc has been Awarded as Most Innovative Project (CLZS- Restoration of Jarofix Yard Project) and Innovative Project (RDM-Biodiversity Park) in the renowned CII National Award for Environmental Best Practices 2021

•	Hindustan Zinc’s Dariba Smelting Complex wins Prestigious CII-National Awards for Excellence in Water Management

Hindustan Zinc is a law-abiding corporate citizen and will always uphold the law. National Green Tribunal (NGT) appointed a seven-member committee of subject matter experts, and this committee submitted its report recommending plantation of trees worth INR 90 lakh, which Hindustan Zinc Limited is willing to comply with.

However, NGT has directed that the company under the precautionary principle should spend INR 25 crores towards community welfare programmes under the aegis of a newly constituted committee. For us, our local communities have always been an integral part of all our social initiatives and will continue to be so.

We are already preparing a blueprint for INR 1000 crore CSR plan, to be executed in the next 4 to 5 years, along with the local administration and stakeholders for the socio-economic welfare of communities in all our areas of operations.

While we continue with our social welfare work on ground, Hindustan Zinc Limited will be filing an appeal against certain observations made by NGT, that are contradictory to the finding of the expert committee and the realities on the ground.

Production performance

PRODUCTION (kt)	FY2022	FY2021	FY2020
Total mined metal	1017	972	5%
Refinery metal production	967	930	4%
Refined zinc – integrated	776	715	8%
Refined lead – integrated[1]	191	214	(11%)
Production – silver (in tonnes)[2]	647	706	(8%)

1.	Excluding captive consumption of 6,951 tonnes in FY2022 vs. 6,424 tonnes in FY2021.
2.	Excluding captive consumption of 37.4 tonnes in FY2022 vs. 34.6 tonnes in FY2021.

Operations

For the full-year, ore production was up 6% y-o-y to 16.3 million tonnes on account of strong production growth at Zawar mines, SK mines & Rampura Agucha mines, which were up 12%, 8% and 6% respectively. FY2022 saw the best ever Mined metal production of 1,017,058 tonnes compared to 971,975 tonnes in the prior year in line with higher ore production across Mines supported by improved recovery.

For the full year, we saw our ever-highest metal production, up 4% to 967 kt in line with better plant and MIC availability, while silver production was 8% lower at 647 MT in line with lower Lead metal production.

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Management Discussion And Analysis

Operational review: Zinc India

Production performance

PRICES

Particulars	FY2022	FY2021	% Change
Average zinc LME cash settlement prices US$ per tonne	3,257	2,422	34%
Average lead LME cash settlement prices US$ per tonne	2,285	1,868	22%
Average silver prices US$/ounce	24.58	22.89	7%

Global zinc consumption growth will slow from the 7.1% seen in 2021 to 2.3% in 2022 and an average of 1.7% p.a. in 2023 and 2024. Compared with zinc’s recent pre-pandemic history, this is still a robust growth rate and sufficient to lift consumption to 14.5Mt, surpassing the 2017 all-time high of 14.2Mt. In 2023 and 2024, the pace of growth is projected to moderate further with average growth of 1.7% pa or approximately 250kt/a, lifting consumption to just under 15Mt. Tightness in the refined market continues to be evidenced in the spot markets of Europe and North America where spot premiums remain high. However, the backwardation together with high prices and premiums is encouraging consumers to buy on a hand to mouth basis. Meanwhile, the concentrate market has seen indicative spot TCs jump to $135-150/t of concentrate, up from $85/t in December 2021. Spot TCs will have to remain at elevated levels until the arbitrage of Chinese prices over the LME returns, or any shortage of domestic concentrates force Chinese smelters into the international market.

Although the Russia/Ukraine conflict has rocked many commodities markets, the impact on the zinc market has been negligible, a reflection of the fact that Ukraine is of modest importance as a zinc consumer. The roughly 20kt/a of zinc consumed by the country is largely supplied by Kazzinc. With Ukraine’s 500kt of continuous galvanising capacity being idled in the face of the conflict, the zinc normally destined for the country will be readily re-directed into the tight refined markets in other parts of the world. The more profound impacts for zinc will be indirect. Energy prices were already high, and the conflict has only exacerbated the situation. As a result, a significant easing of European electricity prices, and the financial pressure on Europe’s smelters is unlikely this summer.

ZINC DEMAND – SUPPLY

Zinc Global Balance In KT	CY2020	CY2021	CY2022 E
Mine Production	12276	13094	13083
Smelter Production	13679	13867	13937
Consumption	13205	14147	14469

The metal market is little changed, the refined zinc market outside of China is fundamentally tight. The cash-to three months spread has been in backwardation for virtually all of the first two months of the year. Although the average backwardation has halved from $30/t in January to just under $15/t in February, it remains significant. Meanwhile, LME stocks have continued to drip lower ending February at 144kt, 10kt lower than January. At the equivalent of just 4 stock days this is extremely low.

India’s manufacturing PMI increased to 54.9 in February, a slight improvement from January’s 54.0, signalling a stronger improvement of the sector. “The seasonally adjusted IHS Markit India Manufacturing Purchasing Managers’ Index® (PMI®) was at 54.9 in February, up from 54.0 in January and signalling a stronger improvement in the health of the sector. Growth has now been seen in each of the latest eight months, with the headline figure remaining above its long-run average of 53.6,” stated IHS Markit in its report.

The report added that firms responded to strong increases in new work intakes by lifting production, input buying and stocks of purchases. Employment fell at the softest pace and favourable demand conditions improved sentiments to its strongest since October. Demand for raw materials strengthened to lead to another marked rate of input price inflation.

As government spending continues in infrastructure, highways, electrification and transmission projects, the major demand for zinc came from the structural segment. Buying activity was higher in February for Indian manufacturers due to higher output in new order inflows.

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UNIT COSTS

Particulars	FY2022	FY2021	% Change
Unit costs (US$per tonne)
Zinc (including royalty)	1,567	1,286	22%
Zinc (excluding royalty)	1,122	954	18%

For the full year, zinc COP excluding royalty was $1122, higher by 18% y-o-y (18% higher in INR terms). The COP has been affected by higher coal & commodity price increase partially offset by benefits from better volumes, operational efficiencies & recoveries.

FINANCIAL PERFORMANCE

Particulars	FY2022	FY2021	% Change
Revenue	28,624	21,932	31%
EBITDA	16,161	11,620	39%
EBITDA margin (%)	56%	53%

Revenue from operations for the year was ₹28,624 crore, up 31% y-o-y, primarily on account of higher metal prices, higher production & higher sulphuric acid realisations

EBITDA in FY2022 increased to ₹16,161 crore, up 39% y-o-y. The increase was primarily driven by higher revenue and partly offset by higher cost of production.

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Management Discussion And Analysis

Projects

In HZL journey of 1.25 mtpa MIC expansion, some of key projects are under execution at RD Mines complex. We have successfully completed RD Mines Shaft & Conveyor upgradation for enhancement of ore hoisting capacity in Q3 of this FY. In line with our ESG journey, we have completed installation of Dry Filtration & Paste fill plant to enable effective tailings managements by switching from Wet to Dry tailing management system. Commissioning of plant will start by Q1 of next FY. For enhancing metal recovery, we have placed order for RD Beneficiation plant revamping, enabling better Pb, Zn & Ag recoveries and improving plant reliability by replacing obsolete Grinding, Floatation & Filtration circuits. Civil construction already ongoing and plant is scheduled to be commissioned in Q3 of next FY.

At Zawar, in order to enhance the ventilation capacities and working conditions of West Mochia and North Baroi mines, installation of underground ventilation fans has started. For increasing the capacity of Tailing storage Facility, design and stabilisation studies have been conducted and the dry stacking is under progress.

The development of North Decline (ND1) was completed at Rampura Agucha (RA) mine. This improves the accessibility of shaft section, alternate emergency evacuation, ease in mine equipment deployment at lower levels of mine, face charging with emulsion explosives, face drilling with long feed jumbo, etc.

Treatment of Raw Zinc Oxide (RZO) in RKD circuit (component of overall Fumer project) continued during the entire year. Process for applying employment visa for the Chinese experts coming for Fumer commissioning has started. Regular follow ups are being done with government authorities for speedy issuance of the visas. Fumer Commissioning is targeted by Q1 of FY23.

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Exploration

Zinc India’s exploration objective is to upgrade the resources to reserves and replenish every ton of mined metal to sustain more than 20 years of metal production by fostering innovation and using new technologies. The Company has an aggressive exploration program focusing on delineating and upgrading Reserves and Resources (R&R) within its license areas. Technology adoption and innovations play key role in enhancing exploration success.

The deposits are ‘open’ in depth, and exploration has identified number of new targets on mining leases having potential to increase R&R over the next 12 months. Across all the sites, the Company increased its surface drilling to assist in Resource addition and upgrading Resources to Reserves.

In line with previous years, the Mineral Resource is reported on an exclusive basis to the Ore Reserve and all statements have been independently audited by SRK (UK).

On an exclusive basis, total ore reserves at the end of FY2022 totalled 161.21 million tonnes and exclusive mineral resources totaled 286.73 million tonnes. Total contained metal in Ore Reserves is 9.57 million tonnes of zinc, 2.45 million tonnes of lead and 298.3 million ounces of silver and the Mineral Resource contains 13.17 million tonnes of zinc, 5.86 million tonnes of lead and 576.27 million ounces of silver. At current mining rates, the R&R underpins metal production for more than 20 years.

Strategic Priorities & Outlook

Our primary focus remains on enhancing overall output, cost efficiency of our operations and disciplined capital expenditure. Whilst the current economic environment remains uncertain our goals over the medium term are unchanged.

Our key strategic priorities include:

•	Further ramp up of underground mines towards their design capacity, deliver increased silver output in line with communicated strategy.

•	Sustain cost of production to be in the range of $1125- $1175 per tonnes through efficient ore hauling, higher volume & grades and higher productivity through ongoing efforts in automation and digitisation

•	Disciplined capital investments in minor metal recovery to enhance profitability

•	Increase R&R through higher exploration activity and new mining tenements, as well as upgrade resource to reserve

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Management Discussion And Analysis

Operational review

Zinc International

THE YEAR IN BRIEF

During FY2022, Zinc International continued to ramp up production from its flagship project Gamsberg mine and achieved record production of 170kt. Several milestone projects were completed including rougher cells commissioning at Gamsberg resulting in throughput increase from 535tph to 575tph and the BMM plant debottlenecking project which resulted in throughput of 238tph, up from 213tph.

Black Mountain continued to have a stable production of 52kt, slightly lower than FY2021 due to lower head grades and mining challenges including Deeps Shaft dewatering system failure.

Skorpion Zinc has been under Care and Maintenance since start of May 2020, following cessation of mining activities due to geotechnical instabilities in the open pit. Activities to restart the mine are progressing well.

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Safety

The LTIFR rate improved to 1.1 in FY2022 (FY2021 1.7). Black Mountain Mine had a fatality on 11 November 2021 when a business partner employee succumbed to injuries sustained after a rockslide inside the blast hole.

As part of the remedial measures, the drilling and blasting

of blastholes were reviewed to improve fragmentation

and eliminate boulders. Planned Task Observations are

conducted to enforce these remedial measures and prevent

employees entering blast holes.

With regards to Gamsberg South Pit failure that happened in November 2020, rescue and recovery search are continuing and remains our first priority. Revised plan and approach has been shared with Department of Mineral Resources with expected date of completion being Q1 FY2023.

Employee engagement is an integral part of our Safety strategy, and our leaders are required to conduct Frequent, Caring and Risk based Visible Felt Leadership Interactions to coach and address behavioural issues at both our operations. Both Black Mountain and Gamsberg Mines have embarked on a Critical Control Management programme where all the employees are required to know the Top High-Risk activities in their area of work as well as the mitigating strategy.

Occupational Health

At Vedanta Zinc International, we take the health and safety of our employees and stakeholders very seriously and we remain committed to communicating timeously and transparently to all stakeholders. Since the start of the COVID-19 pandemic, we have recorded 880 positive cases, 873 recoveries and 6 deceased. We have implemented stringent protocols to mitigate COVID-19 spread and we have social programs in place to assist communities in which we operate. We have also embarked on a Workplace (and community) Vaccination programme to ensure 100% coverage of vaccination for the employees and their families.

Airborne particulate management remains a key focus in reducing Lead and silica dust exposures of employees. Black Mountain Mine has had 9 blood lead withdrawals for FY2022, against more stringent limits than required by law. We have strengthened our Employee Wellness Programme, focussing on the increased participation of employees and communities in VCT for Aids / HIV, Blood donation and wellness.

Environmental

Gamsberg further reduced water consumption in the plant by implementing conversions from potable (RAW) water to process water and successfully reduced the plant water intensity to 0.45m3/t. A strategy that will enable Vedanta Zinc International to transition to a low carbon operation was finalised and the two main projects is in early stages of implementation. These projects include reducing reliance on the coal-based electricity from ESKOM through implementation of Renewable energy replacements of 77MW for Black Mountain and Gamsberg. The first phase of implementing a programme to replace current diesel fuelled underground TMM with Battery Electrical Vehicles commenced which will culminate in a full replacement strategy of the total BMM mining TMM fleet with Battery Electrical Vehicles.

The Gamsberg Nature Reserve Strategic Management Plan has approved, and the properties transferred to Department Public Works. A major campaign saw the collaboration between the South African police force, Department Environment Nature conservation and SANBI, to spread awareness of biodiversity and endangered species of the Region.

PRODUCTION PERFORMANCE

Particulars	FY2022	FY2021	% Change
Total production (kt)	223	203	10%
Production – mined metal (kt)
BMM	52	58	(9)%
Gamsberg	170	145	18%
Refined metal Skorpion*	—	—	—

*	The mine is under care & maintenance since May’20 onwards

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Management Discussion And Analysis

Operational review: Zinc International

Operations

During FY2022, total production stood at 223,000 tonnes, 10% higher y-o-y. This was primarily through ramp up and higher production in Gamsberg.

At BMM, production was 52,000 tonnes, 9% lower y-o-y. This was mainly due to lower grades of zinc (2.1% vs 2.6%), lead (2.1% vs 2.3%), lower zinc recoveries (75.2% vs 80.2%) and lower lead recoveries (81.6% vs 81.8%) offset by 13.6% higher throughput.

Gamsberg’s production was at 170,000 tonnes as the operation continues to ramp up with improved performance during current financial year.

At Skorpion Zinc engagement with technical experts to explore opportunities of safely extracting the remaining ore is ongoing. The pit optimisation work is complete. The business is currently evaluating options to restart mining.

UNIT COSTS

Particulars	FY2022	FY2021	% Change
Zinc (US$ per tonne) unit cost	1,442	1,307	10%

The unit cost of production increased by 10% to US$1,442 per tonne, from US$1,307 per tonne in the previous year. This was mainly driven by higher mining cost and local currency appreciation offset by higher production at Gamsberg and higher BMM copper production and credits.

FINANCIAL PERFORMANCE (₹crore, unless stated)

Particulars	FY2022	FY2021	% change
Revenue	4,484	2,729	64%
EBITDA	1,533	811	89%
EBITDA margin	34%	30%

During the year, revenue increased by 64% to ₹4,484 crore, driven by higher sales volumes compared to FY2021 due to higher production at Gamsberg and higher LME prices, partially offset by higher costs. EBITDA increased by 89% to ₹1,533 crore, from ₹811 crore in FY2021 mainly on account of higher LME prices and sales volumes.

Projects

Refinery Conversion

Substantial progress has been made on Skorpion Zinc Refinery conversion Project with the completion of FEED, feasibility study, tendering activities & techno-commercial adjudication. All regulatory approval is in place to start project execution. Previously completed feasibility study also has been updated. With power tariffs being very critical for the viability of the project, discussions/ negotiations are happening with the state power utility along with the option of renewable power which is also being explored. We are only waiting for confirmation of power tariff to take the final decision and starting the execution on the ground by H1 2022-23.

Gamsberg Phase 2

Gamsberg Phase 2 project includes the mining expansion from 4 mtpa to 8 mtpa and Construction of New Concentrator plant of 4 mtpa, taking the total capacity to 8 mtpa. This will have additional Metal in concentrate (MIC) of 200+ which will take the total MIC production capacity to 450+. The EOI for the Concentrator plant was floated and proposals were received. The project was approved by Vedanta Board in March 2022. The execution philosophy is on EPC basis and the project is on track for start of execution in Q1 FY 2023.

Gamsberg Smelter

We would set-up a 300 ktpa Smelter Project by repeating the conventional Roaster-Leach-Electrolysis(R-L-E) process along with necessary modifications required for capacity upgrade to treat Gamsberg Concentrate. We have received the environmental approval for Bulk water pipeline construction and outcome of ESIA is also expected in April 2022. We are appointing an Advocacy partner for engaging with Gov. of South Africa on the other critical success factors like SEZ, power price, sulphuric acid offtake, logistics infrastructure and other regulatory approvals which are absolutely vital for economic feasibility of the project.

Black Mountain Iron Ore project

This is a project to recover iron ore (magnetite) from the BMM tailings. The 0.7mtpa Iron Ore plant is currently under execution with the EPC contractor being Lead EPC. Owners’ Engineer for the project has been appointed. World class Iron Ore will be produced from the new plant with Fe grade > 68%. First production is expected in August 2022.

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Exploration

5.8% reduction in reserve metal tons from 8.3Mt to 7.8Mt, with 24.0% increase in resources from 21.9Mt to 27.2Mt metal

Total R&R for VZI increased from 566Mt to 671Mt of ore, while metal increased from 30.2Mt to 35.0Mt (15.9% increase in total metal)

Reduction in reserve largely attributed to smaller open pit design at Gamsberg North, while main factors affecting resources is discovery of Gamsberg Kloof deposit, remodelling of Gamsberg East and lower CoGs for resources.

Strategic Priorities & Outlook

Zinc International continues to remain focused to improve its YoY Production by sweating its current assets beyond its design capacity, debottlenecking the existing capacity and adding capacity through Growth Projects. Our Immediate priority is to ramp up the performance of our Gamsberg Plant at Designed capacity and simultaneously develop debottlenecking plan to increase Plant capacity by 10% to 4.4Mt Ore throughput. Likewise, BMM continues to deliver stable Production performance and focus is to debottleneck its Ore volumes from 1.6Mt to 1.8Mt. Skorpion is expected to remain in Care and Maintenance for H1 FY23 while management is assessing feasible & safe mining methods to extract Ore from Pit 112.

Zinc International continues to drive cost reduction programme to place Gamsberg operations on 1st Quartile of global cost curve with COP< US$1100 per tonne.

In addition to above, Core Growth strategic priorities include:

•	Completion of Magnetite project in H1 FY 2023.

•	Commencement of construction activities of Gamsberg Phase 2 project with aim to start production in H2 FY2024

•	Continue to improvise Business case of Skorpion Refinery Conversion Project and Gamsberg Smelter Project through Government support, Capex and Opex reduction

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Management Discussion And Analysi.s

Operational review

Oil & Gas

THE YEAR IN SUMMARY

During FY2022, Oil & Gas business delivered gross operated production of 161 kboepd, down by 1% y-o-y, primarily driven by natural reservoir decline at the MBA fields. The decline was partially offset by addition of volumes from ramp up of gas volumes, commissioning of Aishwariya Barmer Hill facility, impact of polymer injection in Bhagyam and Aishwariya fields, new infill wells brought online in Mangala field and reduced operational downtime.

In OALP blocks, seismic acquisition program has been completed in Assam, Cambay, Rajasthan and Offshore region. As part of the 15 well drilling program, 11 wells have been drilled till date across basins. Of these, two hydrocarbon discoveries in Rajasthan (KW-2 Updip and Durga -1) and one in Cambay (Jaya-1) have been notified as oil and gas discovery.

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Occupational Health & Safety

There are seven lost time injuries (LTIs) in FY2022. Frequency rate stood at 0.20 per million-man hours (FY2021: 0.16 per million-man hours) amidst increased development activities.

Our focus remains on strengthening our safety philosophy and management systems. We were recognised with awards conferred by external bodies:

•	Five Star Rating in Occupational Health & Safety Audit conducted by British Safety Council for Mangala, Bhagyam and Aishwarya Mines

•	Raageshwari Gas Terminal (RGT) recognised for Quality with Excellence Award in the 46th International Convention on Quality Control 2021

•	Golden Peacock Occupational Health & Safety Award 2021 for Cambay asset

•	Gold award for Ravva asset from Quality Circle Forum of India (QCFI) at 21st Chapter Convention

•	Apex Gold Award in Occupational Health & Safety for Mangala, Bhagyam and Aishwarya mines

•	Cairn awarded Greentech Safety Excellence Award 2021.

Cairn Oil & Gas has taken various initiatives:

•	COVID-19 mass vaccination drive for employees, their family members, and Business Partners. 100% of eligible employees of Cairn and Business Partners have completed both dose of vaccination

•	“5S” certification for Mangala, Bhagyam and Aishwarya Mines

•	Launched Business Partner’s awards to recognise HSE initiatives to make workplace and work environment safe

Digital initiatives: Drone based inspection of Overhead Power Lines, Artificial Intelligence (AI) based CCTV Camera in Suvali, High voltage proximity detectors for cranes and tippers to avoid incident with overhead electrical lines, e-Lock for crude tankers, Solar based traffic light system, Contactless Breath Analyzer, Hazard reporting through Kiosk and Mobile App etc.

Environment

Our Oil & Gas business is committed to protect the environment, minimise resource consumption and drive towards our goal of ‘zero discharge’. Highlights for FY2022 are as:

•	NABL accreditation (ISO 17025:2017) and ILAC-MRA (International Laboratory Accreditation Cooperation - Mutual Recognition Arrangement) approval for Environment Lab at Mangala Processing Terminal, Barmer

•	Leaders Award in Sustainability 4.0 under Mega large business category conferred by Frost & Sullivan and TERI

•	Reduction in GHG emission:

a.	Commissioning of pipeline from Raag Oil to RGT for gas transportation instead of flaring resulted in ~0.8 mmscfd gas with annual GHG reduction potential of 32,500 tons of CO2e

b.	Diversion of condensate from Bridge plant to RDG resulted into saving of 1 mmscfd gas with annual GHG reduction potential of 27,750 tons of CO2e/annum

c.	Commissioned 100 KWP Solar Plant at Sara WP#01

d.	Green OB project: Commissioned 530 KWP Solar Plant at Operation Base Camp at MPT (Annual GHG reduction potential of 790 tons of CO2e/annum

•	Reject water treatment plant commissioned at MPT to increase produced water recycling rate: ~194,811 KL recovered

•	Hydrocarbon recovery by processing of skimmed oil: ~18,233 bbls

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Management Discussion And Analysis

Operational review: Oil & Gas

PRODUCTION PERFORMANCE

	Unit	FY2022	FY2021	% change
Gross operated production	Boepd	160,851	162,104	(1%)
Rajasthan	Boepd	137,723	132,599	4%
Ravva	Boepd	14,166	19,177	(26%)
Cambay	Boepd	8,923	10,329	(14%)
OALP	Boepd	39	—	100%
Oil	Bopd	135,662	140,353	(3%)
Gas	Mmscfd	151	131	15%
Net production – working interest	Boepd	103,737	101,706	2%
Oil*	Bopd	87,567	88,923	(2%)
Gas	Mmscfd	97	77	26%
Gross operated production	Mmboe	58.7	59.2	(1%)
Net production – working interest	Mmboe	37.9	37.1	2%

*	Includes net production of 535 boepd in FY2022 and 441 boepd in FY2021 from KG-ONN block, which is operated by ONGC. Cairn holds a 49% stake.

Operations

Average gross operated production across our assets was 1% lower y-o-y at 160,851 boepd. The company’s production from the Rajasthan block was 137,723 boepd, 4% higher y-o-y. The increase was primarily due gains realized from ramp up of gas sales, continued impact of polymer injection in Bhagyam & Aishwariya fields and new infill wells brought online in Mangala field. Production from the offshore assets, was at 23,089 boepd, 22% lower y-o-y, owing to natural field decline.

137,723 boepd

AVERAGE GROSS PRODUCTION FROM THE RAJASTHAN BLOCK

Production details by block are summarised below.

Rajasthan block

Gross production from the Rajasthan block averaged 137,723 boepd, 4% higher y-o-y. The natural reservoir decline has been offset by ramp-up of gas production, infill wells in Mangala field and impact of polymer injection in Bhagyam and Aishwariya fields.

Gas production from Raageshwari Deep Gas (RDG) averaged 158 million standard cubic feet per day (mmscfd) in FY2022, with gas sales, post captive consumption, at 128 mmscfd.

On 26th October 2018, the Government of India, acting through the Directorate General of Hydrocarbons (DGH), Ministry of Petroleum and Natural Gas, granted its approval for a ten-year extension of the PSC for the Rajasthan block, RJ-ON-90/1, subject to certain conditions, with effect from 15th May 2020. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. We have filed a Special Leave Petition (SLP) in Supreme Court against this Delhi High court judgement. We have also filed application for amendment of SLP to bring additional grounds and question of law on 8th March 2022 along with the application for seeking interim relief.

We have served notice of Arbitration on the GoI in respect of the audit demand raised by DGH based on PSC provisions.

The Government has accepted it and the arbitration tribunal stands constituted. It is our position that there is no liability arising under the PSC owing to these purported audited exceptions. The audit exceptions do not constitute demand and hence shall be resolved as per the PSC provisions.

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The Tribunal had a first procedural hearing on 24th October on which Vedanta also filed its application for interim relief.

The interim relief application was heard by the Tribunal on 15th December 2020 wherein it was directed that the GoI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, the GoI should continue to extend the tenure of the PSC on terms of current extension. The GoI has challenged the said order before the Delhi High court which is now listed on 25th May 2022.

We have filed Statement of Reply and Defence to Counterclaim on 30th November 2021. Rejoinder to Statement of Reply and Statement of Reply to Defence to Counterclaim has been filed by GoI on 7th March 2022.

The GoI has also filed application before the Tribunal objecting to its jurisdiction to decide issues arising out of or relating to the PSC extension policy dated 7th April 2017, the Office Memorandum dated 1st February 2013, as amended and audit exceptions notified for FY 2016-18. We have filed our objection to this assertion by GoI. Tribunal’s Procedural Order dated 23rd September 2021 dismissed the motion and ordered costs in favour of Vedanta. The costs are not payable until the end of the arbitration or further order in the meantime.

Further, on 23rd September 2020 GoI filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The bench has not been inclined to pass any ex-parte orders and the matter is now listed for hearing on 25th May 2022.

Further to above stated letter from GoI on 26th October 2018, in view of pending non-finalisation of the Addendum to PSC, the GoI granted, permission to the Oil & Gas business to continue petroleum operations in Rajasthan block, till the execution of the Addendum to PSC or 14th May 2022, whichever is earlier.

Ravva block

The Ravva block produced at an average rate of 14,166 boepd, lower by 26% y-o-y, owing to natural field decline. Previous year production included impact of infill drilling campaign.

Cambay block

The Cambay block produced at an average rate of 8,923 boepd, lower by 14% y-o-y. This was primarily due to natural field decline partially offset by well interventions and production optimisation measures.

PRICES

Particulars	FY2022	FY2021	% Change
Average Brent prices – US$/barrel	81.15	44.3	83%

Crude oil price averaged US$81.15 per barrel, compared to US$44.3 per barrel in FY2021. The continuous upward movement is mostly driven by accelerating global oil market rebalancing, increasing vaccination rates, continued easing of COVID-19-related mobility restrictions and increasing geopolitical tensions around the world.

Early in the year, demand dampened amid deteriorating situation around the world due to surge in COVID-19 Delta variant taking the oil prices downwards. However, increased COVID-19 vaccination rate, continued efforts by OPEC to follow their scheduled crude oil production increase of 400,000 barrels per day (b/d) and natural factors effecting production in US, offset the sudden downward spikes in the prices due to planned and unplanned outages.

Later during the year, crude prices remained volatile bolstered by fast spreading omicron variant, raising demand concerns and need for harsh lockdowns. However, low death rates and higher vaccinations around the world nullified the concerns over demand.

Russian invasion further into Ukraine on February 24 and the subsequent escalation of armed conflict, contributed to rising crude oil prices crossing 100$/bbl mark. The increase in crude oil prices reflects potential effects of the extensive sanctions levied by the United States, European Union, and others on Russian entities in response to Russia’s continued invasion of Ukraine, as well as the risk of potential disruptions to crude oil and energy production and infrastructure related to the conflict. In addition to western sanctions and the U.S. import ban, weather-related disruptions at Kazakhstan’s Caspian Pipeline Consortium (CPC) terminal along Russia’s Black Sea Coast, as well as a fire related to a Houthi missile attack at a Saudi Aramco oil storage and distribution facility in Jeddah, contributed to additional volatility and risk of supply disruptions, led to a continued rally in prices.

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Operational review: Oil & Gas

FINANCIAL PERFORMANCE

	(₹crore, unless stated)
Particulars	FY2022	FY2021	% change
Revenue	12,430	7,531	65%
EBITDA	5,992	3,206	87%
EBITDA margin	48%	43%

Revenue for FY2022 was 65% higher y-o-y at ₹12,430 crore (after profit petroleum and royalty sharing with the Government of India), as a result of the increase in oil prices. EBITDA for FY2022 was at ₹5,992 crore, higher by 87% y-o-y in line with the higher revenues.

The Rajasthan operating cost was US$10.1 per barrel in FY2022 compared to US$7.7 per barrel in the FY2021, primarily driven by increase in polymer commodity index, owing to oil price rally and increased interventions. Previous year cost included impact of lower maintenance activities due to COVID-19.

Growth Projects Development

The Oil & Gas business has a robust portfolio of infill development & enhanced oil recovery projects to add volumes in the near term and manage natural field decline. Some of key projects are:

Infill Projects

Mangala

Based on the success of the FM3 infill drilling campaign, opportunities to further accelerate production by drilling 4 horizontal wells and 1 vertical well in FM3 & FM5 sands were identified. The project also entails drilling of few deviated wells for FM2/3 sands and conversion of 3 wells to polymer injector.

As of March 31, 2022, drilling campaign of 5 wells is completed, of which 4 horizontal wells are hooked up.

Tight Oil (ABH)

Aishwariya Barmer hill stage II drilling program enabled to establish the confidence in reservoir understanding of ABH. Based on the success of it, drilling of 5 additional wells were conceptualised and drilling of which completed in fourth quarter of fiscal year 2022. Of these, 2 wells have been hooked up.

NI Infill

The project entails drilling, completion, and hook-up of 3 producer wells in the NI field. Drilling and hook up of 3 well campaign has been completed during fiscal year 2022.

Tight Gas (RDG)

In order to realise the full potential of the gas reservoir, an infill drilling campaign of 27 wells has commenced during fiscal year 2022. As of March 31, 2022, 6 wells have been drilled and they are being progressively hooked up to ramp up volumes.

Satellite Fields

In order to monetise the satellite fields, an integrated contract for the appraisal and development activity through global technology partnership has commenced. Till March 31, 2022, 14 wells have been drilled, of which 2 wells are hooked-up.

Offshore (Cambay)

Infill program in Cambay over the last few years has resulted in incremental recovery. New opportunities have been identified basis integration of advanced seismic characterisation, well and production data. Drilling commenced during third quarter of fiscal year 2022. As of March 31, 2022, 2 wells have been drilled of which 1 well is hooked-up

Discovered Small Field (DSF)

Hazarigaon: Well intervention and testing activities was carried out in Hazarigaon-1 well. Extended well testing and monetisation is under planning.

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Exploration and Appraisal Rajasthan - (BLOCK RJ-ON-90/1)

Rajasthan exploration

The Rajasthan portfolio provide access to multiple play types with oil in high permeability reservoirs, tight oil and tight gas. We have completed drilling of 3 exploration wells during fiscal year 2022. We also performed appraisal activities in Felsic (oil) zone in RDG and monetisation is under planning. We are also evaluating further opportunities to drill low to medium risk and medium to high reward exploration wells to build on the resource portfolio.

Open Acreage Licensing Policy (OALP)

Under the Open Acreage Licensing Policy (OALP), revenue-sharing contracts have been signed for 51 blocks located primarily in established basins, including some optimally close to existing infrastructure.

Full Tensor Gravity Gradiometry™ (FTG) airborne survey for prioritising area of hydrocarbon prospectivity has been completed in Assam, Cambay, Rajasthan & Kutch region. Seismic acquisition program has been completed in Assam, Rajasthan, Cambay, and Offshore region.

15 wells exploration (risked resource potential of 122 mmboe) work program spread over Rajasthan, Cambay, and North-east with drilling cost of $118 million is under execution. Till March 31, 2022, 11 wells have been drilled (3 in Rajasthan, 6 in Cambay and 2 in North-east). Additional drilling, fraccing, and related preparation activities are ongoing in Rajasthan, Cambay, and North-east.

Till date three hydrocarbon discoveries have been notified under the OALP portfolio.

•	Rajasthan (2 Discoveries): KW2-Updip-1 was notified as oil discovery and is under extended testing. Durga -1 notified as oil discovery during fiscal year 2022 and monetisation is under planning.

•	Cambay (1 Discovery): Jaya-1 is a gas and condensate discovery, and monetisation is under planning.

Geophysical and geotechnical site survey is ongoing in Offshore region Drilling is expected to commence during first half of fiscal year 2023.

Strategic Priorities & Outlook

Vedanta’s Oil & Gas business has a robust portfolio mix comprising of exploration prospects spread across basins in India, development projects in the prolific producing blocks and stable operations which generate robust cash flows.

The key priority ahead is to deliver our commitments from our world class resources with ‘zero harm, zero waste and zero discharge:

•	Infill projects across producing fields to add volume in near term

•	Unlock the potential of the exploration portfolio comprising of OALP and PSC blocks

•	Continue to operate at a low cost-base and generate free cash flow post-capex

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Management Discussion And Analysis

Operational review

Aluminium

THE YEAR IN BRIEF

In FY2022, the aluminium smelters achieved India’s highest production of 2.27 million tonnes. It has been a remarkable year as we inched towards our vision of 3 mtpa Aluminium. Though this year saw headwinds in cost due to rising commodity prices and the coal crisis, we undertook several structural initiatives to make our business immune from market induced volatilities. These reforms coupled with our continued focus on operational excellence, optimising our coal and bauxite mix, improved capacity utilisation across refinery, smelter and power plant, will further help reduce our cost in sustainable manner and make the business more predictable. and improving our price realisation to improve profitability in a sustainable manner through well-structured PMO approach. The hot metal cost of production for FY2022 stood at US$ 1,858 per tonne. We also achieved record production of 1.97 million tonnes at the alumina refinery through continued debottlenecking.

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Occupational health & safety

We report with deep regret, five fatalities of business partner employees during the year at our Aluminum business, two each at Lanjigarh project site and at Jharsuguda and one at BALCO. We have thoroughly investigated all the five incidents and the lessons learned were shared across all our businesses to prevent such incidents in future.

This year, we experienced total 30 Lost Time Injuries (LTIs) resulting in LTIFR of 0.41 at our operations.

We conducted safety stand-downs across the sites to communicate the learnings from safety incidents and prevent repeated future incidents. Our safety leadership regularly engages with the business partner site in-charges and their safety officers for their capability development and strengthening the culture of safety at our sites. We follow a zero-tolerance policy towards any safety related violations with stringent consequence management.

To enhance competencies of our executives, engineers, and supervisors of business partners and inculcate culture of Safety, we have engaged DuPont Safety Solutions. The initiative is known as Sankalp – demonstrates our resolve to provide Safe and Healthy workplace to all our employees. Under this initiative the unit Leadership are trained to provide visible felt leadership and lead effective safety interactions with the employees. Safety Committees are formed across the business to drive and review safety performance across the business. Training is being given in various areas of safety to improve the safety culture. Visible felt leadership is core to our operations and all leaders are expected to demonstrate highest level of safety discipline in their respective areas of operations ensuring inclusivity of Business Partners as well.

To build a culture of CARE, a new initiative of assigning 10 to 15 business partner employees to an executive, who will work with them to drive safe behavior and eliminating unsafe practices has been implemented. This is an attempt / opportunity to solidify the relations between workers and executive.

Environment

During the year, Jharsuguda has recycled 11.5% of the water used, while BALCO has recycled 10.6%.

Our specific water consumption at VLJ metal was 0.39 m3/t, BALCO metal was 0.54 m3/t and alumina refinery was 1.90 m3/t.

Several Projects are being taken in water conservation to increase the amount of recycled water at each of our location. Reverse Osmosis plant has been commissioned at JSG thermal power plant to recycle water.

EV vehicles will be used in operations as part of the green drive. Under this initiative, the Jharsuguda unit has signed a contract to use 23 Electrical forklift instead of diesel-based forklift. We have planned to shift to 100 % EV LMV by FY 30. This will help us eliminate our in-plant scope 3 GHG emission from LMV operations at the Jharsuguda business.

This year we launched our low carbon aluminium brand, Restora, manufactured using Renewable energy through our two product lines – Restora and Restora Ultra. GHG emission intensity for these product lines are about half the global threshold for low carbon aluminium. A Strong step towards our commitment to achieve GHG emission intensity reduction of 25% by 2030 and Net zero carbon by 2050.

Restora Ultra is an ultra-low carbon aluminium brand in collaboration with Runaya Refining. Near zero carbon footprint – one of the lowest in the world. Testament to our focus on ‘zero waste’ through operational efficiencies and recovery from dross.

In the current fiscal year, we have reduced our GHG emission intensity by about 8.2% compared to the FY2021 baseline.

Management of hazardous waste such as spent Pot line, aluminium dross, and high volume low toxic waste such as fly ash, red mud etc. are material waste management issues for the aluminium business.

During the year, our operations have utilised 120% of Ash and 102% Dross. Ash is being utilised in partnership with NHAI and cement companies as part of circular economy model. JSG operations is supplying fly ash for highway construction activities in and around Odisha as part of partnership with NHAI. This partnership aims at creating a connected economy aligned to our vision of creating a cleaner, greener and sustainable tomorrow. BALCO is associated with Cement inhdustries in the vicinity through road mode and striving to achieve economies of scale and enterprise solution which is environmentally friendly and cost effective. For the very purpose, BALCO has ventured into supplying the conditioned Fly Ash through Rake.

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Management Discussion And Analysis

Operational review: Aluminium

This meaningful, sustainable increase in fly ash utilisation at locational, distant thermal power plant is mutual win for both Cement companies and BALCO. BALCO is also engaged in Mine back filling of Manikpur Mines which will further support the effort to utilise Fly Ash. Our Lanigarh operation has placed an order for manufacturing of red mud bricks. It is in the direction of waste-to-wealth initiative. On similar lines, JSG unit is working with Runaya refining for extracting valuable metals from Dross as part of waste-to-wealth initiatives.

The organisation is working proactively towards the vision of Zero Waste.

PRODUCTION PERFORMANCE

Particulars	FY2022	FY2021	% Change
Production (kt)
Alumina – Lanjigarh	1,968	1,841	7%
Total aluminium production	2,268	1,969	15%
Jharsuguda	1,687	1400	20%
BALCO	582	570	2%

Alumina refinery: Lanjigarh

At Lanjigarh, production was 7% higher y-o-y at 1.97 million tonnes, primarily through continued plant debottlenecking and improved capacity utilisation.

Aluminium smelters

We ended the year with all time high production of 2.27 million tonnes. Our smelter at BALCO continued to show consistent performance.

Coal Security

We continue to focus on the long-term security of our coal supply at competitive prices. We added Jamkhani (2.6 mtpa), Radhikapur (West) ;(6 mtpa) and Kuraloi (A) North (8 mtpa) coal mines through competitive bidding process by GOI. We intend to operationalise Jamkhani and Radhikapur (West) in the next fiscal year. These acquisitions, along with 15 million tons of long-term linkage will ensure 100% coal security for Aluminium Business. We also look forward to continuing our participation in linkage coal auctions and secure coal at competitive rates.

PRICES

Particulars	FY2022	FY2020	% Change
Average LME cash settlement prices (US$ per tonne)	2,774	1,805	54%

Average LME prices for aluminium in FY2022 stood at US$ 2,774 per tonne, 54% higher y-o-y. The LME aluminium price has seen a wild swing this year, especially in the last quarter owing to both supply and demand side disruptions. Post the covid resurgence, the aluminium market is in a growth phase now with dedicated focus to accelerate development and reached to pre covid levels. This demand growth is expected to increase from 68 million tons to 75 million tons by 2025 driven by sunrise sectors such as Electric Vehicle, Renewable Energy, Défense and Aerospace. On supply side, during Q2 & Q3 FY2022, the energy price skyrocketed due to closure of coal mines in China, exceptionally higher demand for oil and closure of oil refinery in the east coast of Americas. Pertaining to exceptionally higher energy prices, several European smelters closed during the FY2022 causing a deficit of ~1.5 million tonnes in CY21. The deficit is expected to intensify with the ongoing geopolitical situation and continued high energy prices in CY22. FY2022 also witnessed demand growth stabilisation around the world.

UNIT COSTS

	(US$ per tonne)
Particulars	FY2022	FY2021	% change
Alumina cost (ex-Lanjigarh)	291	235	24%
Aluminium hot metal production cost	1,858	1,347	38%
Jharsuguda CoP	1,839	1,304	41%
BALCO CoP	1,913	1,450	32%

During FY2022, the cost of production (CoP) of alumina increased to US$ 291 per tonne, due to headwinds in the input commodity prices, partially offset via benefits from increase in locally sourced bauxite, continued debottlenecking and improved capacity utilisation

In FY2022, the total bauxite requirement of about 5.8 million tonnes were met through domestic as well as import sources. ~63% of the Bauxite requirement was catered from Odisha through our LTC with the Government of Odisha and remaining 37% through imports from LTC with a reputed supplier.

In FY2022, the CoP of hot metal at Jharsuguda was US$ 1,839 per tonne, increase by 41% from US$ 1,304 in FY2021. The hot metal CoP at BALCO stood at US$ 1,913 per tonne, increase by 32% from US$ 1,450 per tonne in FY2021. This was primarily driven by the headwinds in commodity prices and reduced materialisation of domestic coal from Coal India Limited (CIL) with higher auction premiums.

FINANCIAL PERFORMANCE

	(₹crore, unless stated)
Particulars	FY2022	FY2021	% Change
Revenue	50,881	28,644	78%
EBITDA	17,337	7,751	124%
EBITDA margin	34%	27%

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During the year, revenue increased by 78% to ₹50,881 crore, driven primarily by rising LME Aluminium prices and higher production volumes. EBITDA was significantly up at ₹17,337 crore (FY2021: ₹7,751 crore), mainly due to improved hot metal cost of production & increased sales realisation.

Strategic priorities & outlook

With the primary aluminium demand expected to increase and the ongoing geopolitical issues, the outlook for FY2023 is strong. European premiums are soaring while US premiums are supported by high demand and low stocks. The deficit is expected to intensify in 2022.

The input commodity prices across carbon are moving on a higher side driven by continued demand increases. We are looking at ways to continuously optimise our costs, while also increasing the price realisation to improve profitability sustainably.

India’s market is expected to have robust growth, supported primarily by growing industrial activity and government focus on infrastructure sector and domestic manufacturing in the country. Several government initiatives (Make in India, Production-linked Incentive for domestic manufacturing, National Infrastructure Pipeline and National Rail Plan) will enhance aluminium demand, going forward.

Vedanta continues to expand its value-added product portfolio in line with evolving market demand, making it poised to grow in the Indian aluminium market.

At our power plants, we are also working towards improving materialisation from CIL, reducing gross calorific value (GCV) losses in coal as well as improving plant operating parameters which should deliver higher plant load factors (PLFs) and a reduction in non-coal costs. Vedanta is working out a plan to expediate operationalisation of Jamkhani, Radhikapur and Kuraloi coal mines.

Whilst the current market outlook remains bullish, our core strategic priorities include:

•	ESG: Focus on the health & safety of our employees, business partners, customers, and community

•	Asser Optimisation: Deliver alumina and aluminium production through structured asset optimisation framework

•	Growth: Complete Lanjigarh Expansion, Expedite Value Added Product Projects

•	Raw Material Security: Enhance bauxite and alumina security through LTCs and new mines auctions.

•	Coal security: Expedite operationalisation of Jamkhani, Radhikapur and Kuraloi coal block, improve linkage coal materialisation

•	Quality: Zero slippage in quality in entire value chain

•	Operational Excellence: Improve our plant operating parameters across locations; and

•	Product Portfolio: Improve realisations by enhancing our value-added product portfolio

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Management Discussion And Analysis

Operational review

Power

THE YEAR IN BRIEF

In FY2022, TSPL’s (Talwandi Sabo Power Limited) plant availability was 76% and Plant Load Factor (PLF) was 51%.

Occupational health & safety

In FY2022 TSPL focus on Category 5 Safety Incident elimination such as Critical Risk management, Catastrophic Risk Management, Horizontal deployment of Safety alert learnings, Vedanta Safety Standard Implementation and Engineering / Controls such as Line of Fire Prevention and Safety improvement project.

We continue to strengthen the ’Visible Felt Leadership ‘through the on-ground presence of senior management, improvement in reporting across all risk and verification of on-ground critical controls. We also continue to build safety assisting infrastructure development through the construction of pedestrian pathways, dedicated route for bulkers, creation of secondary containment for hazardous chemicals and other infra development across sites.

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Environment

TSPL focus on environment protection measures such as maintaining green cover of over 800 acres, continue the expansion of green cover inside plant premises and nearby communities. TSPL ensure availability of environment protection system such as ESP, Fabric Filters, water treatment plant and RO Plant. In Tailing Dam Management, TSPL has implemented all the recommendation of M/s Golder associates for ash dyke. Additional desk top review of TSPL Ash Dyke Facility by ATC Williams, Australia & TATA Consultancy (TCE) as Engineer of Records (EOR) to ensure Ash Dyke stability to review dyke design, quality assurance during for ash dyke raising and quarterly audit of ash dyke facility. In FY2022, TSPL achieved 91% Ash utilisation in Road Construction, in Building sector for bricks, blocks, cements and low-lying area filling. TSPL has signed various MOUs with stakeholders to increase ash utilisation.

TSPL has recycled 16.7% of the water used & Reduce the Fresh water consumption by various operation controls. TSPL continue its focus on energy saving projects such as CWP RPM reduction, HPT performance improvement, replacement of conventional lighting fixtures with LED lighting fixtures.

To stimulate efforts and reach towards new heights of sustainable business practices, TSPL established ESG transformation office. Under this initiative, TSPL has accelerated its efforts in Environment, Social and Governance aspects. TSPL ESG Transformation Office was created which included 12 communities of practice from each aspect of sustainability. Communities of Practice included Carbon, Water, Waste, Biodiversity, Supply chain, People, Communities (CSR), communication, Safety and Health, Acquisitions, Expansions. Each Community is led by a senior leader in the concerned department. Each community is driving sustainability initiatives in their community. In FY2021-22, total 55 projects are identified, and improvement initiatives works are in progress.

PRODUCTION PERFORMANCE

	(US$ per tonne)
Particulars	FY2022	FY2021	% Change
Total power sales (MU)	11,872	11,261	5%
Jharsuguda 600 MW	2,060	2,835	(27%)
BALCO 300 MW*	1,139	1,596	(29%)
MALCO#	—	—	—
HZL wind power	414	351	18%
TSPL	8,259	6,479	28%
TSPL – availability	76%	81%	—

#	Continues to be under care and maintenance since 26 May 2017 due to low demand in Southern India.
*	We have received an order dated 01 Jan 2019 from CSERC for Conversion of 300MW IPP to CPP w.e.f. 01 April 2017. During the Q4 FY2019, 184 units were sold externally from this plant.

Operations

During FY2022, power sales were 11,872 million units, 5% higher y-o-y. Power sales at TSPL were 8,259 million units with 76% availability in FY2022. At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant.

The 600MW Jharsuguda power plant operated at a lower plant load factor (PLF) of 53% in FY2022.

The 300 MW BALCO IPP operated at a PLF of 63% in FY2022.

The MALCO plant continues to be under care and maintenance, effective from 26 May 2017, due to low demand in Southern India.

UNIT SALES AND COSTS

Particulars	FY2022	FY2021	% Change
Sales realisation (₹/kWh)[1]	3.10	3.09	—
Cost of production (₹/kWh)[1]	2.42	2.34	3%
TSPL sales realisation (₹/kWh)[2]	3.62	2.96	22%
TSPL cost of production (₹/kWh)[2]	2.76	2.10	31%

(1)	Power generation excluding TSPL
(2)	TSPL sales realisation and cost of production is considered above, based on availability declared during the respective period

Average power sale prices, excluding TSPL, remained flat and the average generation cost was marginally higher at ₹2.4 per kWh (FY2021: ₹2.3 per kWh).

In FY2022, TSPL’s average sales price was lower at ₹3.6 per kWh (FY2021: ₹3 per kWh), and power generation cost was higher at ₹2.8 per kWh (FY2021: ₹2.1 per kWh).

FINANCIAL PERFORMANCE

	(₹crore, unless stated)
Particulars	FY2022	FY2021	% change
Revenue	5,826	5,375	8%
EBITDA	1,082	1,407	(23%)
EBITDA margin	19%	26%

*	Excluding one-offs

EBITDA for the year was 23% lower y-o-y at ₹1,082 crore from ₹1,407 crore.

Strategic priorities & outlook

During FY2023, we will remain focused on maintaining the plant availability of TSPL and achieving higher pant load factors at the BALCO and Jharsuguda IPPs.

Our focus and priorities will be to:

•	Resolve pending legal issues and recover aged power debtors;

•	Achieve higher PLFs for the Jharsuguda and BALCO IPP; and

•	Improve power plant operating parameters to deliver higher PLFs/availability and reduce the non-coal cost

Ensuring safe operations, energy & carbon management

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Management Discussion And Analysis

Operational review

Iron Ore

THE YEAR IN BRIEF

Production of Crude ore at Karnataka stood at 5.60 wet million tons. With the order of Central Empowered Committee (Supreme Court appointed body) on 21st March’20, our annual mining capacity has been increased up to 5.89 mtpa. In line with this the Govt. of Karnataka on Feb’2021 has allocated the production quantity of 5.60 wet million tons from FY2021 onwards to maintain the SC allocated district cap.

Meanwhile, operations in Goa remained in suspension in FY2021 due to a state-wide directive from the Supreme Court. However, we continue to engage with the Government to secure a resumption of mining operations.

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Occupational health & safety

With our vision towards the of Zero Harm we are committed to achieve zero fatal accident at Iron ore Business. Our Lost Time Injury Frequency Rate (LTIFR) is 0.85 compared to 0.56 (FY2021). We are now focusing on bringing down the number of Injuries by conducting a detailed review of critical risk controls through critical task audits, strengthening our work permit and isolation system through identification and closure of gaps, on site audits, increasing awareness of both Company and business personnel by conducting trainings as per requirements considering the sustainability framework.

We have strived to enhance the health and safety performance by digitalisation initiatives such as COVID Marshalls, usage of non-contact type voltage detectors, underground cable detectors, usage of AI cameras for spotting safety violations etc. Currently we are working on implementing virtual reality training for our manpower in areas such as safety performance standards, hazards, risk control measures, and best practices in the field of Safety. We are also considering the possibility of implementing geo fencing so as to achieve better access control at various locations across the plant.

In order to achieve highest levels of safety at site we have identified key personnel from operation and maintenance to serve as safety stewards in addition to their current roles and responsibilities. Those who are nominated as safety stewards have been made to pursue a distance Masters degree in safety from reputed universities from the country which will enable them to identify and rectify issues at site using sophisticated tools.

We have also conducted trainings through third party on incident investigations in which various investigation tools such as ICAM, etc are covered. At IOK we have conducted trainings through a third-party post which a selected number of employees have been nominated as certified machine safety experts. These certified machine safety experts will be responsible for improving machine guarding design and implementation of the same as per Vedanta Safety Standards. At VAB we have conducted a training on crane and lifting safety through a third party so as to authorise a shortlisted group of competent personnel for approving critical lift plan and better focus on safety in areas of lifting and critical lifts.

In addition to employees nominated as safety stewards we also conducting training on NEBOSH and IOSH for shortlisted Vedanta personnel from departments such as Operation, Maintenance and Environment.

In FY 2023 we will be further strengthening our Fatality Prevention Programme and also improving our safety management system through cross business audits.

Environment

At our Value-Added Business we recycle and reuse almost all the wastewater. Only the non-contact type condenser cooling water of the power plant is cooled and treated for pH adjustment and discharged back into the Mandovi river, which is a consented activity by the authorities.

8500 numbers of plantation were done in the year 2021-22, including 7500 numbers of plantation through Miyawaki method.

Also, Value Added Business received Environmental Clearance for expansion project for installing Ductile Iron plant, oxygen plant & Ferro Silicon Plant along with increasing hot metal production capacity.

At Iron ore Karnataka, continuing with its best practises, company has constructed 38 check dams, 7 settling pond and 2 Harvesting pits. Additionally, company has de-silted 6 nearby village ponds increasing their rainwater harvesting potential by 60000 m3/annum.

In FY2022, around 18 Ha of mining dump slope was covered with biodegradable geotextiles to prevent soil erosion & 45,000 native species sapling were planted. Various latest technologies like use of fog guns; environment friendly dust suppressants mixed with water were adopted on the mines to reduce water consumption for dust suppression without affecting the effectiveness of the measures.

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Management Discussion And Analysis

Operational review: Iron Ore

Awards and accolades

For the year FY2022 various IOB units have received awards for their performance in Health and Safety such as Green Triangle Safety Award by Factories & Boilers for VAB, Apex India Gold Award for Safe Work Place Management and Apex India Green Leaf Award for Environment Excellence for Also our Sanquelim mine won Platinum award for Best environment Practises from International Conference on Geotechnical Challenges in mining , Tunneling and Underground Structures, 2021.

PRODUCTION PERFORMANCE

Particulars	FY2022	FY2021	% Change
Production (dmt)
Saleable ore	5.4	5.0	8%
Goa	—	—	—
Karnataka	5.4	5.0	8%
Pig iron (kt)	790	596	33%
Sales (dmt)
Iron ore	6.8	6.5	4%
Goa	1.1	2.1	(50%)
Karnataka	5.7	4.4	30%
Pig iron (kt)	790	609	30%

Operations

At Karnataka, production was 5.4 million tonnes, 8% higher y-o-y. Sales in FY2022 were 5.7 million tonnes, 30% higher y-o-y due to Covid-19 Impact in the previous financial year. Production of pig iron was 789,717 tonnes in FY2022, higher by 30% y-o-y due to Covid-19 Impact in previous year and efficiency improvement post relining.

₹6,332 crore

40% Y-O-Y

HIGHER REVENUE

₹2,279 crore

EBITDA

At Goa, mining was brought to a halt pursuant to the Supreme Court judgement dated 7 February 2018 directing all companies in Goa to stop mining operations with effect from 16 March 2018. We continue to engage with the Government for a resumption of mining operations.

We bought low grade iron ore in auctions held by Goa Government in Auction No -25, 26 & 27. This ore along with opening stock of ore purchased in 23rd & 24th auction and fresh royalty paid ore moved out of mines post the supreme court order, was then beneficiated and around 1.1 million tonnes were exported which further helped us to cover our fixed cost and some ore were used to cater to requirement of our pig iron plant at Amona.

FINANCIAL PERFORMANCE

	(₹crore, unless stated)
Particulars	FY2022	FY2021	% Change
Revenue	6,350	4,528	40%
EBITDA	2,280	1,804	26%
EBITDA margin	36%	40%

In FY2022, revenue increased to ₹6,350 crore, 40% higher y-o-y mainly due to increase in sales volume at Karnataka & VAB and higher realisations at Karnataka & VAB during the year. EBITDA increased to ₹2,280 crore compared with ₹1804 crore in FY2021 was mainly due to improved margin at Karnataka and higher volume at Karnataka & VAB.

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Strategic priorities & outlook

Our near-term priorities comprise:

•	Resume mining operations in Goa through continuous engagement with the government and the judiciary

•	Realign and revamp resources, assets, HEMM’s for starting the mine’s operation

•	Grow our footprint in iron ore by continuing to participate in auctions across the country, including Jharkhand.

•	Advocacy for removal of E-auction/trade

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Management Discussion And Analysis

Operational review

Steel

THE YEAR IN BRIEF

ESL is an integrated steel plant (ISP) in Bokaro, Jharkhand, with a design capacity of 2.5mtpa. Its current operating capacity is 1.5mtpa with a diversified product mix of Wire Rod, Rebar, DI Pipe and Pig Iron. This year business has achieved highest ever hot metal production of 1,355kt, since acquisition.

In FY2022, ESL Steel Limited (ESL) has achieved highest ever NSR during the year since acquisition resulting in favorable EBITDA margin of US$74 per tonne.

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Occupational health & safety

We had one unfortunate incident in the month of September where we had lost 3 of our business partners while carrying out a job on lift. A detailed investigation was carried out by cross business experts and actions implemented in letter and spirit. The current LTIFR for FY2022 is 0.80

As part of our safety culture transformation journey, we had come up with various safety initiatives to enhance our safety performance.

Given below are few of the significant initiatives:

•	Project Prarambhik: We have engaged DuPont Sustainable Solutions in our safety transformation journey with key focus on safety interactions and people engagement in executing safe operational practices

•	Safety Park: An on-site demonstration facility for trainings on various VSS Standards developed with prototypes for better understanding

•	AR/VR: Virtual Reality technology used for safety trainings to place the employees and business partners in the work environment and build their capability before actually placing them in the workplace

•	Safety Portals: Introduced various safety portals-Safety Interaction portal, Incident Management portal, mQuiz Portal, Safety Projects portal to provide user friendly platforms to capture various leading indicators of safety promoting a better workplace

•	CCTV cameras with AI detection technology

•	NDO: Night Duty Officer concept initiated where senior leaders are engaged in night duties for better vigilance round the clock on observations

•	Joint Safety Walks: Site leadership team visits each shop/floor on every Saturday to have a site walkthrough survey and conducts safety interactions to identify gaps and handhold the team in mitigating the risks

•	Surakshavahan: A mobile safety van concept to provide on job safety training to business partners and employees with audio visual facility for effective training with maximum engagement

•	Theme based campaigns: Every month we select one safety standard as a theme and drive various awareness initiatives and competitions including trainings and webinars along with quick wins

On COVID preparedness we have successfully ensured business continuity during the third wave with reinforcing various facilities including the Vedanta Field Hospital in Bokaro City. Vaccination of both the doses have been arranged for employees, business partners and their families.

Environment

In Waste Management system, ESL has attained 100 % utilisation of BF granulated Slag and Fly Ash by sending it to nearby cement Industries and Brick manufacturers. Recyclable Hazardous waste is sent to PCB authorised recyclers/re-processors and rest is sent to TSDF for which membership has already been taken. E-waste is also sent to authorised dismantlers.

In Water Management, treatment of 4500 Kl of effluent daily in the Effluent Treatment Plant is done and it is being re-utilised in several processes such as Coke Quenching, BF Slag granulation, in Greenbelt Development, Fire Fighting, Dust Suppression and in operations of Lime and Dolo, DIP and others. Recycling percentage has increased from 12% to 28%. Settling pits at different locations are constructed and proper retention time is given for better treatment of water. In FY2022 till date 2,272,125 KLD of water is saved through different projects and initiatives being undertaken in ESL.

In Energy Management, the usage of waste heat from coke oven flue gas for generation of steam which ultimately helps in power generation, reduction in auxiliary power consumption from 12 % to 8 % through improvement in station heat rate is carried out.

Usage of LP steam in blast furnace to minimise the fuel requirement, LD gas and BF gas in several operations such as reheating furnace of rolling mills, Blast Furnace, DIP and lime and Dolo to reduce the fuel consumption, Running of TG through steam generated from Waste Heat recovery.

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Management Discussion And Analysis

Operational review: Steel

In Air Emission Management, Revamping of Oxygen Convertor Gas Recovery (OG) system in Steel Melting Shop (SMS) to reduce fugitive emission, Upgradation of Air pollution control equipment’s to meet the norms stipulated by the regulatory authorities, ESP revamping of Sinter Plant, Installation of fixed sprinklers all along the roads in RMHS area and dry fog system in all the closed conveyors and deployment of mechanical sweepers for road sweeping is carried out. Apart from that fixed type of fog guns are also installed in RMHS and CHP area of CPP in order to arrest the dust. Provision of water tanker is also there where fixed sprinklers are not installed.

Several initiatives have been taken in Biodiversity section as well. Miyawaki Forest development is carried out in ESL in 1.25 acres area and altogether 35000 saplings are planted during FY2022. Wildlife conservation plan for schedule 1 species is prepared and approved from all the levels in order to conserve them for 10 kms of area surrounding the plant.

We at ESL are driving ESG in order to facilitate sustenance in long run. Several CoPs (community of parties) are framed keeping into consideration all the three pillars Environment, Social and Governance. Several initiatives are taken in order to move towards Net Zero carbon by 2050 and net water positive by 2030. ESL is focused on deployment of EVs (Electrical vehicle) in order to reduce its Scope 3 emissions as well. In the renewable section the work is already in progress for installation of 4.5 MW rooftop Solar Power Plant.

Several community development programmes are carried out all along the area for women empowerment, livelihood generation, Health & Nutrition, Education, Water and Sanitation for all. In social front several initiatives are undertaken by Human resource for diversity inclusion and development of potential leaders from within by several employee development programmes.

PRODUCTION PERFORMANCE

Particulars	FY2022	FY2021	% Change
Production (kt)	1,260	1,187	6%
Pig iron	186	189	(2)%
Billet	91	165	(45)%
TMT bar	399	338	18%
Wire rod	421	361	17%
Ductile iron pipes	164	135	22%

Operations

There have been significant gains in Sales & NSR front. However, operational inefficiencies higher raw material prices of coking coal & other market factors resulted in higher cost of sales. We are trying to stable our raw material prices. We have acquired two iron ore mines to achieve raw material long term security & pricing stability.

During FY2022, we produced 1,260,000 tonnes of saleable product, higher by 6% y-o-y on account of increased availability of hot metal due to higher production.

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The priority remains to enhance production of value-added products (VAPs), i.e., TMT Bar, Wire Rod and DI Pipe. ESL maintained 78% of VAP sales, in line with priority.

Our Consent to Operate (CTO) for the steel plant at Bokaro, which was valid until December 2017, was not renewed by the Jharkhand State Pollution Control Board (JSPCB). This was followed by the Ministry of Environment, Forests and Climate Change (MoEF&CC) revoking the Environmental Clearance (EC) dated February 21, 2018. MoEF&CC, on August 25, 2020, has granted a Terms of Reference to ESL for 3 mtpa plant with conditions like fresh EIA/EMP reports and public hearing. The Honorable High Court of Jharkhand had extended the interim protection granted in the pending writ petitions till September 16, 2020. Hon’ble High Court on September 16, 2020, pronounced and revoked the interim stay for plant continuity w.e.f September 23, 2020. ESL filed a SLP before Hon’ble Supreme Court against September 16, 2020, order for grant of interim status quo order and plant continuity. Vide order dated September 22, 2020, Hon’ble Supreme Court issued notice and allowed plant operations to continue till further orders. In furtherance of the Supreme Court orders for plant continuity, MoEF vide its letter dated 02.02.2022 has deferred the grant of Environment Clearance till Forest Clearance Stage-II is granted to ESL. ESL has submitted its reply against MoEF letter vide letter dated 11.02.2022 for reconsidering the decision and not linking EC with FC since as per the applicable law and available precedents, grant of FC Stage - II is not a condition precedent for grant of EC. CTO will be procured post furnishing the EC.

PRICES

	(US$ per tonne)
Particulars	FY2022	FY2021	% Change
Pig Iron	545	382	43%
Billet	612	336	82%
TMT	687	539	27%
Wire rod	706	537	31%
DI pipe	628	544	15%
Average steel price (US$ per tonne)	659	488	35%

Average sales realisation increased 35% y-o-y from US$488 per tonne in FY2021 to US$659 per tonne in FY2022. Prices of iron and steel are influenced by several macro-economic factors. These include global economic slowdown, US-China trade war, supply chain destocking, government expenditure on infrastructure, the emphasis on developmental projects, demand-supply dynamics, the Purchasing Managers’ Index (PMI) in India and production and inventory levels across the globe especially China. Even though the NSR increased by US$ 171 per tonne, we were unable to increase our EBITDA margin & landed to US$ 74 per tonne for the year (against US$ 95 per tonne in FY2021) due to increased raw material prices of coking coal.

UNIT COSTS

Particulars	FY2022	FY2021	% Change
Steel (US$ per tonne)	585	393	49%

Cost has increased by 49 % y-o-y from US$ 393 per tonne to US$ 585 per tonne in FY2022, primarily on account of heavy increase in coking coal prices during the year, uncontrollable factors and operational inefficiencies.

FINANCIAL PERFORMANCE

	(₹crore, unless stated)
Particulars	FY2022	FY2021	% Change
Revenue	6474	4668	39%
EBITDA	701	871	(19)%
EBITDA margin	11%	19%	—

Revenue increased by 39% to ₹ 6,474 crore (FY2021: ₹ 4,668 crore), primarily due to higher volume. EBITDA decreased by

19% to ₹ 701 crore even after higher sales due to increased cost of production.

Strategic priorities and outlook

Steel demand is expected to surge owing to the gradual recovery in economic activities across the world, and the emphasis of governments to ramp up infrastructure spend. The focus is to operate with the highest Environment, Health and Safety standards, while improving efficiencies and unit costs.

The focus areas comprise:

•	Ensuring business continuity

•	Greater focus on Reliability Centred Maintenance

•	Obtain clean ‘Consent to Operate’ and environmental clearances

•	Raw material securitisation through – long-term contracts; approaching FTA countries for coking coal

•	Ensure zero harm and zero discharge, fostering a culture of 24x7 safety culture

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Management Discussion And Analysis

Ferro Alloys

Corporation Limited (FACOR)

THE YEAR IN BRIEF

FACOR has achieved highest ferro chrome ore production of 250kt, since acquisition through operationalisation of two ore mines. Also achieved historic high ferro chrome production of 75Kt and ever highest sales of 77Kt.

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Health Safety Environment

In FY2022, HSE and Sustainability Policies were rolled out. HSE E-library launched for easy access to HSE documents. For capability developments trainings given on Lifting plan, Defensive Driving, Machine Guarding, Work at Height, Forklift operation, Fire extinguisher to Employees & BPs. Training on Compliance, IFC/ICMM, HIV, Incident Investigation, VSAP/VSS modules were also given to all Employees. We also introduced Golden Safety rules and Cardinal rules for risk mitigation at workplace. We also framed SOPs related to Permit to Work, JSA, HIRA and PSSR. Visual Signage displayed at all strategic locations. Man-machine segregation & wheel Choke provided at strategic locations to mitigate risks. Mandatory PPEs and PPEs zone were introduced for all Employees and BPs.

For environment wellbeing and to ensure zero harm to environment we installed Sewage Treatment Plant, Effluent Treatment Plant at Mines & Power plant. Wheel wash system, HD IP Camera, Rainwater harvesting structure were also installed at FPL to reduce environmental risks. First ever VSAP, IMS Level 1 and Level 2 Audits conducted at FACOR.

Under the guidance of our CEO and unit wise cross functional teams, for implementation of all the preventive and precautionary measures, are engaged in prevention and control of the virus. We were implemented the COVID protocol/SOP formulated to ensure business continuity by ensuring minimum footfall and mitigating COVID risk. This includes staggered shift schedules, mandatory screening, social distancing, usage of masks, contact tracing, work from home, zero touch auto sanitising facilities, daily sanitisation of workplace, vaccination for frontline warriors, SOP & handbook on COVID, Vigilance of PPE compliances through automation, Cardinal COVID rules, etc.

PRODUCTION PERFORMANCE

Particulars	FY2022	FY2021	% Change
Ore Production (kt)	250	147	69%
Ferrochrome Production (kt)	75	68	10%
Ferrochrome Sales (kt)	77	71	8%
Power Generation (MU)	294	274	7%

At Mining division, we recorded ever highest Chrome Ore production of 250 kt in FY2022 since acquisition. Through disrupt ideas and out of the box thinking we also achieved ever highest monthly and quarterly Ore Production of 45 kt in June’21 and 123 kt in Q1 FY2022 since acquisition. Ensuring our commitment towards zero harm we installed Slope Stability Radar (SSR) for real time pit slope & dump monitoring at our Ostapal Mines and installed fatigue monitoring system in all dumpers at Mines. We also installed Renewable Energy (RE) based solar panels for energy savings at Ostapal & Kalarangiatta Mines.

At Charge Chrome Plant (CCP), we recorded ever highest Ferrochrome metal volume of 75 kt in FY2022 since inception. We also achieved 1st and 2nd ever highest Ferrochrome metal volume of 6,902 and 6,852 MT in May and December since inception and highest metal volume of 20,058 MT in Q-3 FY2022 since acquisition. We started blending Met Coke with Anthracite coal and Coke Fines Briquettes in FY2022 and were able to achieve average blending of 15% (10% Anthracite Coal and 5% Coke Fine Briquettes) in FY2022. We also reduced our specific Power consumption up to levels of 3,347 Kwh/T against 3,450 Kwh /T and specific Ore consumption up to 2.4 against 2.5 in FY2022.

At Power Plant, we recorded annual Power Generation of 292 MU in FY2022, increased 8% Y-o-Y. We achieved first ever 100MW Power plant operation since inception.

FINANCIAL PERFORMANCE

Particulars	FY2022	FY2021	% Change
Revenue	830	274	—
EBITDA	325	69	—
EBITDA margin	39%	25%	—

Awards and Accolades

•	Won the British Safety Council Prestigious International Safety Awards 2022

•	Bagged 01) Excellent & 02) Distinguished Award at National Convention on Quality Concepts (NCQC) 2021 organised by QCFI Coimbatore.

•	Received HR award for excellence under Employee Engagement category by World HRD Congress

Strategic Priorities

•	Expansion of Mines from current capacity of 250 kt to 390 kt.

•	Metal capacity addition of 60 ktpa through new 33MVA Furnace.

•	Lease revival of Kathpal Mine.

•	Installation of Waste Heat Recovery system and refractory relining in 45 MVA furnace.

•	100 MW Power Generation & sale of additional power.

•	New COB plant commissioning of enhanced capacity of 50 TPH.

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Management Discussion And Analysis

Copper – India / Australia

THE YEAR IN BRIEF

FACOR has achieved highest ferro chrome ore production of 250kt, since acquisition through operationalisation of two ore mines. Also achieved historic high ferro chrome production of 75kt.

Occupational health & safety

The lost time injury frequency rate (LTIFR) was Zero till

Mar’22 (FY2021: 0).

Environment

Copper Mines of Tasmania continued in care and maintenance awaiting a decision on restart. Meanwhile, a small, dedicated team is maintaining the site and there were no significant safety or environmental incidents during the year. The site retained its ISO accreditation in safety, environment and quality management systems and the opportunity of a lull in production was used to review and further improve these systems.

PRODUCTION PERFORMANCE

Particulars	FY2022	FY2021	% Change
Production (kt)
India – cathode	125	101	24%

Operations

The Tamil Nadu Pollution Control Board (TNPCB) vide order, dated 9 April 2018, rejected the consent renewal application of Vedanta Limited for its copper smelter plant at Tuticorin. It directed Vedanta not to resume production operations without formal approval/consent (vide order dated 12 April 2018) and directed the closure of the plant and the disconnection of electricity (vide order dated 23 May 2018).

The Government of Tamil Nadu also issued an order dated 28 May 2018 directing the TNPCB to permanently close and seal the existing copper smelter at Tuticorin; this was followed by the TNPCB on 28 May 2018. Vedanta Limited filed a composite appeal before the National Green Tribunal (NGT) against all the above orders passed by the TNPCB and the Government of Tamil Nadu. In December 2018, NGT set aside the impugned orders and directed the TNPCB to renew the CTO. The order passed by the NGT was challenged by Tamil Nadu State Govt. in Hon’ble Supreme Court.

The Company had filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The Company has approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (SLP) to Appeal and also filed an interim relief for care & maintenance of the plant. The matter was then

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listed on December 02, 2020, before Supreme Court Bench. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. Further, Hon’ble Supreme Court held that the case will be listed once physical hearing resumes in Supreme Court. The matter was again mentioned before the bench on 17th March 2021, wherein the matter was posted for hearing on 17th August 2021. However, the matter was not listed on 17 August 2021. After a series of computer-generated hearing dates, the matter was finally taken up on 15 March 2022 and was part heard. The next date of hearing is yet to be intimated.

Meanwhile, the Company’s Silvassa refinery and rod plant continues to operate as usual, enabling us to cater to the domestic market.

Our copper mine in Australia has remained under extended care and maintenance since 2013. However, we continue to evaluate various options for its profitable restart, given the Government’s current favourable support and prices.

PRICES

Particulars	FY2022	FY2021	% Change
Average LME cash settlement prices (US$ per tonne)	9,689	6,897	40%

Average LME copper prices increased by 40% compared with FY2021.

FINANCIAL PERFORMANCE

( crore, unless stated)

	FY2022	FY2021	% change
Revenue	15,151	10,890	39%
EBITDA	(115)	(177)	—
EBITDA margin	(1)%	(2)%

During the year, revenue was ₹ 15,151 crore, an increase of 3% on the previous year’s revenue of ₹ 10,890 crore. The increase in revenue was mainly due to higher Copper LME prices and higher volume. EBITDA loss reduced to ₹ 115 crore on account of improved operational deliveries partially offset by cost associated with supply of medical oxygen during COVID pandemic from our oxygen plant facility at Tuticorin.

Strategic priorities & outlook

Over the following year our focus and priorities will be to:

•	Engage with the Government and relevant authorities to enable the restart of operations at Copper India

•	Improving operating efficiencies, reducing our cost profile;

•	Upgrade technology to ensure high- quality products and services that sustain market leadership and surpass customer expectations; and

•	Continuous debottlenecking and upgrading our processing capacities for increased throughput.

Port Business

Vizag General Cargo Berth (VGCB)

In FY2022 VGCB discharge volume increased by 49% compared to FY2021 and dispatch volume increased by 60%. This increase in volumes is due to increase in coal consumption and the critical power crisis in India during Q2 and Q3 which eventually increased the coal imports and the overall coal imports in Vizag region increased by 14% compared to FY2021

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Directors’ Report

Directors’ Report

Dear Members,

Your Directors take pleasure in presenting the Integrated Report (prepared as per the framework set forth by the International Integrated Reporting Council) and the Annual Standalone as well as Consolidated Financial Statements for the financial year ended 31 March 2022 of Vedanta Limited (‘Company’).

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1.	KEY BUSINESS, FINANCIAL AND OPERATIONAL HIGHLIGHTS COMPANY OVERVIEW

Vedanta Limited (‘Vedanta’) is a diversified global natural resources company. The Group produces aluminium, copper, zinc, lead, silver, iron ore, oil & gas, steel, ferro chrome and commercial energy. Vedanta has operations in India, Namibia, South Africa, UAE, Australia and Ireland. One of the largest producers of these natural resources globally, we are headquartered in Mumbai, India. We strive to make a positive, all-round impact on the communities in which we operate, both as an employer and a contributor, and to leave a legacy of pride. Our goal is to create long-term value for all our stakeholders through research, discovery, acquisition, sustainable development and utilisation of diversified natural resources. To accomplish that, we empower our people to drive excellence and innovation. We strive to demonstrate world-class standards of governance, safety, sustainability and social responsibility. Our core values “Trust, Entrepreneurship, Innovation, Excellence, Integrity, Care, Respect” help us achieve our purpose. They bind us and build our culture. They are at the heart of everything we do and achieve. At Vedanta, we understand the importance of working together in a team as we pursue growth and sustainable development. Spread across geographies, our facilities are focussed on all-round operational excellence to achieve benchmark performance across our business by debottlenecking our assets, adopting technology and digitalisation, strengthening people-practices, enhancing vendor and customer bases, optimising the spend base and improving realisations.

Vedanta’s strategic focus is on good governance, and social licence to operate, while it continues its journey towards zero harm, zero waste and zero discharge.

Vedanta has diversified portfolio of commodities, which are seeing strong demand and pricing cycle with global focus on decarbonisation and materials intensive energy transition. Further, the Company’s majority assets and operations are in India, one of the largest, most stable, and fastest growing economies in the world. The Company’s steadfast focus remains on delivery and operational excellence while increasing the use of technology and digitalisation to enhance profitability.

Aluminium	Zinc & Silver	Oil & Gas	Iron & Steel

• Largest aluminum capacity in India with captive power and an alumina refinery • 9th largest Aluminium producer globally in terms of smelting production	• One of the Largest integrated zinc- lead smelter • Rampura Agucha - largestunderground mine globally • 6th largest silver producer globally • Gamsberg—one of the largest zinc deposits in the world

•  India’s largest private sector crude oil producer

•  One of the lowest cost producers in the world

•  Strong exploration fundamentals supports reserves and resources growth (OALP 51 blocks having > 5.5 mmboe with 65,000 sq km average)

•  One of the largest merchant iron-ore miners in India

•  ESL Steel is engaged in the manufacturing of steel with a total current capacity of 1.5 MT per year and the potential to increase to 3 MT per year

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Directors’ Report

Key investment highlights

COMPANY PERFORMANCE

Vedanta has always focused on ‘Growth in a Responsible way’ to unearth elements that contribute significantly towards self-sustainability and growth of the regions in which it operates and the well-being of the communities around its operations.

To drive value-added volume growth and enhance long-term sustainable value, Vedanta continues to focus on world-class ESG performance, augmenting reserves and resources base, building on its operational excellence and cost leadership while optimising capital allocation, maintaining a strong balance sheet and delivering on growth opportunities.

This drive is intertwined with its efforts to support India’s growth ambitions by ensuring adequate supply of metals and minerals required for critical infrastructure, manufacturing and building projects. Vedanta’s contribution to education, skill training and healthcare projects is also supporting India’s aspirations to harness the potential of its large population. Technology and innovation, with a focus on zero harm, zero waste, zero discharge, recycling and reducing the carbon footprint, are at the centre of the Company’s harnessing of resources.

In FY 2022, Vedanta delivered strong performance across its business verticals, the success underpinned by its asset quality and strength of business model.

The Aluminium business recorded the highest ever annual production, driven by a strong focus on operational excellence and asset optimisation. With a consistent emphasis on growth and integrated operations, the Aluminium business has now become 2nd largest contributor to the Group’s profitability.

For Zinc India operations, we crossed mark of the 1 MT mined metal production. We are also achieving strong momentum in silver production and aim to be among the top 3 producers of silver, globally. For Zinc International, our performance ramp-up continues, achieving highest ever production till date at Gamsberg. In Oil & Gas, we notified hydrocarbon discovery in Durga -1 in Rajasthan and Jaya-1 in Cambay with resource addition of > 50 mmboe.

With an objective of backward integration, aluminium business has secured an additional 3rd coal mine for captive consumption. ESL Steel Limited (‘ESL’) has also secured 2 Iron Ore mines in Orissa, which will provide 100% material security to ESL.

Vedanta is well-positioned to deliver superior performance operationally and financially. In Oil & Gas, Vedanta is the largest private sector producer of crude oil in India and ranks among the world’s lowest cost producers with a pipeline of assets in production, development, and exploration. In Zinc, the Company is the world’s largest fully integrated zinc-lead producer. In Aluminium, it is India’s largest primary aluminium

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producer supported by its own captive power generation. With the successful acquisition of a Nickel and Cobalt plant at Goa, Vedanta has become the sole producer of Nickel in India. The Company is also on track towards fulfilling its long-term goal of becoming a benchmark in ESG for the industry. Vedanta’s ESG rating on Sustainalytics improved from 47.3 in 2020 to 44.1 in 2021. The Company also jumped from 86th percentile to 89th percentile in Dow Jones Sustainability Index in the year. Both MSCI and CDP improved Vedanta’s ESG rating to B in 2021 from CCC and B- respectively in 2020 to validate its performance on key ESG aspects during the year.

Vedanta’s diversified portfolio of world-class, low-cost, scalable assets consistently generate strong profitability and deliver robust cash flows. The Company’s continued focus on applying smart manufacturing technologies aimed at significantly improving HSE, driving up production volumes, reducing operating cost, improving stakeholder experiences, and enhancing ease of doing business is raising the bar across its wide canvas of operations.

FY 2022 Highlights

Operational	Financial	ESG

•  Record annual production across key businesses and stable Oil & Gas performance:

•  Aluminium and Alumina production grew to 2.3 mn tonnes and 2 mn tonnes, respectively

•  Zinc India Mined metal production crossed 1 mn tonnes mark

•  Gamsberg delivered 170kt mined metal

•  VAB: Pig Iron production grew 33% y-o-y

•  ESL: Hot Metal production grew 5% y-o-y

•  Maintained 1st quartile cost curve positioning globally, across key segments

•  Strong margins across key businesses despite higher COP amidst input commodity inflation and power cost

•  Won 3rd coal mine—Kurloi North; Jharsuguda coal security will be 100%

•  Won 2 Iron ore mines in Orissa; Iron ore security for Steel business will be 100%

•  Record Revenue of ₹131,192 crore with 51% y-o-y growth

•  All time high consolidated EBITDA driven by volumes, LME and operational efficiencies; EBITDA grew 66% y-o-y to ₹45,319 crore (FY 2021: ₹27,341 crore)

•  Industry leading EBITDA margin of 39% (FY 2021: 36%)

•  Free cash flow (FCF) post- capex of ₹21,715 crore (FY 2021: ₹13,821 crore)

•  Strong liquidity position with cash and cash equivalents of ₹32,130 crore (FY 2021: ₹32,614 crore)

Net debt declined by ₹3,435 crores

•  Net debt / EBITDA at 0.5x and debt

•  equity ratio at 0.6x- lowest in 5 years

•  Strong ~30% ROCE; 1.6 times y-o-y ~14% dividend yield with record

•  pay-out of ₹45/share declared during FY 2022 (FY 2021: ₹9.50 per share)

•  PAT before exceptional and one time gain at ₹24,299 crore, 95% higher y-o-y (FY 2021: ₹12,446 crore)

•  3,200+ Nand Ghars created for social welfare

•  ₹359 crores Social Investment; improving the lives of 4.81 million people

•  ₹54,165 crore contribution to the National Exchequer (FY 2021:₹34,500 crore).

•  ~13.75 mn tonnes GHG emissions avoided from 2012 baseline 31% water recycled

•  Electric mobility: Jharsuguda

•  partners with GEAR India to supply 23 e-forklifts; deployed 50+ EVS at HZL and ESL together

•  10-year MoU signed with TERI to develop implementation programs to further our ESG vision

•  Signed PDA for 580 MW RE -a significant step towards 2.5 GW RE commitment

•  Launched green Aluminium under the brands ‘Restora’ & ‘Restora Ultra’ to usher new era of green metals

•  Collaboration with TUV-SUD to develop roadmap for our ‘Net Water Positive’ initiative

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REVENUE
(₹ Cr)

92,011
90,901
83,545
86,863
131,192
FY 2018
FY 2019
FY 2020
FY 2021
FY 2022

EBITDA
(₹ Per Share)

24,900
24,012
21,060
27,341
45,319
FY 2018
FY 2019
FY 2020
FY 2021
FY 2022

ROCE
(%)

17
13
11
19
30
FY 2018
FY 2019
FY 2020
FY 2021
FY 2022

NET DEBT
(₹ Cr)

21,958
26,956
21,426
24,414
20,979
FY 2018
FY 2019
FY 2020
FY 2021
FY 2022

NET DEBT / EBITDA

0.9
1.1
1.0
0.9
0.5
FY 2018
FY 2019
FY 2020
FY 2021
FY 2022

₹1,31,192 cr
51%y-o-y
Revenue

₹45,319 cr
66%y-o-y
EBITDA

₹23,709 cr
99%y-o-y
PAT

₹16,728 cr
Highest ever
Dividend

₹54,165 cr
58%y-o-y
EXCHEQUER CONT.

₹20,979 cr
14%y-o-y
NET DEBT

30%
1.6 times y-o-y
ROCE

0.5x
Lowest in 5 years
ND/EBITDA

CORPORATE
GOVERNANCE
CAPITAL
ALLOCATION
DIGITAL
TRANSFORMATION

TSR
96%

MKT CAP
>1.5Lakh cr

CREDIT RATING
AA stable

The standalone and consolidated financial statements of the Company for the financial year ended 31 March 2022, prepared as per Indian Accounting Standards (‘IndAS’) and in accordance with the provisions of the Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’) forms part of this Annual Report.

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OPERATIONAL HIGHLIGHTS

Key Highlights

Strong year with increased production, highest ever EBITDA, strong financial performance, maintained trajectory of cost driven by structural initiatives, asset health improvement, strong margins backed by favourable market with sustainability at core

Record financial performance: Highest ever yearly EBITDA INR 45,319 Cr, up 66% y-o-y driven by strong market; Quarterly EBITDA INR 13,768 Cr with robust EBITDA margin of 39%	Highest ever yearly production, up 6% with increased 15% Aluminium/7% Alumina, 4% Zn metal & 1st ever 1MnT+ mined Zn metal, 18% Gamsberg, 33% VAB Pig iron, 6% ESL, 10% Fe-Cr, and sustained oil& gas production	Integrated operations: Lanjigarh Alumina refinery expansion 2g5g 6 MTPA, 100% coal security via mines operationalization, Gamsberg concentrator debottlenecking & Expansion 250 600 ktpa, ESL 1.5g3 MTPA, 100% Iron ore security for ESL via mines operationalization Barbil, Fe-Cr mines 0.75-1.5 EC expansion & Oil & Gas growth via Exploration/infill/ASP/Shale drilling

FY 2023 Outlook-Early finalization of Business Plans to enable advance ordering of critical project equipment, placing MIP, identification of A Class initiatives & better cash flow management to deliver the business plan Fully Empowered BUs/SBUs managing their own P&L

	Integrated planning via strategic levers of ESG, Center of Excellence, Commercial, Marketing and Business Partner Transformation	Going forward-focus remains on becoming ESG leader, Volume growth via capacity enhancement & utilization and Cost reduction via structural measures- RM security, RM mines operationalization, plant health improvement & leveraging digitalization and technology

EBITDA GROWTH THROUGH DIVERSIFICATION

FY 2020	FY 2021	FY 2022

•	Aluminium: became 2nd largest contributor to the group EBITDA of 38% in FY 2022 from 9% in FY 2020 driven by 365kt higher volumes, operational efficiencies including structural cost reduction
•	Zinc: continues to be primary contributor with 39% to group EBITDA, remained strong with volume increase, operational efficiencies
•	Oil and Gas: in absolute terms contribution remain stable despite increased profit petroleum share from 40% to 60% and higher COP

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Business Highlights

Aluminium: value creation through continued focus on growth and integrated operations

Key highlights:

•	Record annual Aluminium production at 15% y-o-y growth driven by JSG ramp-up; quarterly production grew 8% y-o-y.
•	Highest ever annual Alumina production with 7% y-o-y growth; quarterly production grew 7% q-o-q.
•	Highest ever annual VAP sales at 819 kt; grew 23% y-o-y.
•	Margins improved despite higher COP amidst increase in input commodity prices and power cost.
•	Completed debottlenecking of Jharsuguda Billet facility from 400 ktpa to 460 ktpa capacity.
•	First in India to launch Low Carbon Aluminium under the brand “Restora” and “Restora Ultra”.
•	Secured 15.3 million tons of Coal in Tranche V at competitive price for next 5 years.
•	Continued to be in 1st quartile cost curve globally[1].
•	2nd largest contributor in group EBITDA, contributed 38%[2] in FY 2022.

COP: Cost of production; JSG: Jharsuguda; VAP: Value added products

1: CY 2021 global cost curve; 2: Contribution to full year FY 2022 group EBITDA

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Zinc India: touched a new milestone with >1 mn tonnes Mined metal production

Key performance hi.ghlights:

•	Highest ever annual mined Metal production—crossed 1 MTPA mark; best ever quarterly production since underground transition.
•	Highest ever annual refined Metal production with 4% y-o-y growth; supported by better plant and concentrate availability. Quarterly production grew 2% y-o-y.
•

Quarterly integrated zinc production increased 8% y-o-y. Integrated Lead production decreased with change in Pyro plant (at CLZS) operations to Zinc-Lead mode. Silver production was lower in line with the lower Lead production.

•	High margins driven by volumes, improved recoveries and rising LME prices; partially offset by input commodity inflation
•	Continues to be in 1st quartile cost curve globally.

Zinc International: Gamsberg achieved 220 kt annualized run rate of MIC production in Mar’22

Key highlights:

•	Achieved highest ever annual production of mined metal with 18% y-o-y growth; Crushing throughput increased to 827tph in FY 2022 from 767tph in FY 2021.
•	Quarterly mined metal production grew 10% q-o-q with highest ever quarterly Ore production of 935kt.
•	Throughput & recovery improvement projects in beneficiation plant completed in Q4:

- Zinc Rougher Cell and lead pump box commissioning resulted in 3% to 5% recovery improvement

- Reagent skid upgrade to meet requirement of 600tph throughput

•	COP increased mainly due to spend on south pit recovery project, exchange rate appreciation and input commodity inflation.

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Iron ore: continue to improve performance trajectory

Iron ore Karnataka:

•	Achieved highest ever annual sales of 5.7 mn tonnes with 30% y-o-y growth; Quarterly sales increased 22% y-o-y driven by support from all key operational projects.

•	Annual Iron ore production was up by 8% y-o-y; quarterly production grew 18% y-o-y.

Value added business (VAB):

•	VAB achieved record annual production with a 33% y-o-y growth; Quarterly production increased 14% y-o-y.

•	VAB achieved highest ever annual margins of $111/t; Quarterly margins were impacted mainly by higher Coking coal cost; partially offset by higher Steel prices.

Iron Ore Goa:

•	Continuously engaging with the state and Central governments for earliest resumption of mining.

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Oil & Gas: stable operations with focus on growth projects

Key highlights:

•	Production: annual production was broadly stable as impact of natural decline was largely offset by -

•	Polymer injection in Bhagyam & Aishwariya fields

•	Infill wells in Mangala, NI and ABH fields and

•	Ramp-up of gas production at Rajasthan block

•	Opex: Annual and quarterly Opex increased to $10/boe and $12.4/boe, respectively; primarily due to increased polymer prices.

•	O&M contracts: awarded key O&M contracts for end-to-end management across assets.

•	Growth:

•	Drilled 25 infill wells in FY 2022 across producing fields

•	Exploration focused across Rajasthan, Cambay & Northeast

•	Notified hydrocarbon discovery in Durga -1 in Rajasthan and Jaya-1 in Cambay with resource addition of > 50 mmboe

O&M: Operations and management; Kboepd: Thousand barrel of oil equivalent per day; Boe: barrel of oil equivalent ABH: Aishwarya barmer hills

ESL Steel and FACOR

ESL: key performance highlights

•	Record Annual Hot Metal production of 1,355 kt since acquisition, up 5% y-o-y.

•	Quarterly Hot Metal production grew 3% y-o-y to 344 kt.

•	Quarterly saleable production grew 3% y-o-y; annual production was up 6% with enhanced furnace operations.

•	Margins increased 11% q-o-q, driven by improved market.

•	Commenced commercial production in March 2022 from two recently acquired Iron ore mines in Orissa: “Nadidih BICO” and “Nadidih FEEGRADE”.

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FACOR: key performance highlights

•	Highest ever Annual Chrome Ore production at 250kt, since acquisition, up 70% y-o-y.

•	Quarterly Ore production was in line with statutory limits.

•	Historic high annual Ferro Chrome Production with 10% y-o-y growth; Quarterly Ferro Chrome production was lower due to maintenance shutdown.

•	FY 2022 margin increased by 3x to $534/t.

Upcoming growth projects – Oil & Gas and Aluminium

Oil & Gas: $687mn new growth capex projects, this includes $360mn to monetize 52.6mmboe reserves and $327mn to grow resources

Infill wells:

~70 wells across operating fields viz Aishwarya, Bhagyam, Tight Oil, Tight Gas and Offshore to augment reserves & mitigate natural decline

Exploration PSC/OALP:

30 exploration wells both onshore & offshore across the PSC and OALP blocks to establish resource potential

Shale:

5 pilot wells program in Barmer, in partnership with global service providers to leverage technology, to unlock unconventional resources potential

ASP:

a)	ASP surface facility award for Mangala field,

b)	Early ASP injection in select pads,

c)	Pilot project in Bhagyam and Aishwariya fields

Partnership-model with leading OFS companies from concept to execution.

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Aluminium: $1.4 bn growth capex over 2 years; vertical integration focus to reduce market volatility impact and create value

•	Aluminium capacity expansion to 3 MTPA

•	JSG capacity ramp-up to 1.8 MTPA–Q1 FY 2023

•	Balco capacity expansion to 1 MTPA–Q1 FY 2024

•	Debottlenecking for balance 0.2 MTPA–Q3 FY 2024

•	Value added product capacity expansion to 90%

•	JSG VAP expansion to 1.6 MTPA–Q2 FY 2024

•	Balco VAP expansion to 1.1 MTPA–Q2 FY 2024

•	Alumina capacity expansion to 6 MTPA

•	Environmental clearance is in place

•	New 3 MTPA expansion project–Q4 FY 2023

•	1 MTPA via debottleneck initiatives–FY 2024

•	Bauxite security:

•	Enhance delivery from exiting mine

•	Participation in new mines auction

•	Coal security: 100% operationalization of 3 coal mines

•	Jamkhani—mining commencement in Q1 FY 2023

•	Radhikapur (W)—mining targeted by Q3 FY 2023

•	Kurloi (North)—mining targeted by Q3 FY 2024

OALP: Oil Acerage Licensing Policy; PSC: Production Sharing Contract; ASP: Alkali Surfactant Polymer; OFS: Oilfield Service Companies

Upcoming growth projects — Zinc International and ESL

Zinc International	ESL Steel

• $466 mn capex on Gamsberg phase 2 project	• Capex investment of $348 mn

• New 4 MTPA Concentrator (200 kt MIC)	• Doubling Hot Metal Capacity to 3.0 MTPA from 1.5 MTPA

• Completion by H1 FY 2024 and commissioning in Q3 FY 2024	• Completion of project by end of FY 2023
• Key project activities:
• Key facilities include:
• Debottlenecking of Blast furnace—3 by 0.2 MTPA

• New tailing da —adjacent to current dam with HDPE lining as per environmental regulations	• Additional blast furnace of ~ 1.1 MTPA

• Open cast mine expansion from 4 MTPA to 8 MTPA	• Additional Coke oven capacity of 0.5 MTPA

• New 4 MTPA concentrator for additional MIC of 200ktpa	• Pellet plant 1.8 MPTA

• Oxygen plant 800tpd

• New 20km, 22 MVA power line to site • 6.5km line for 7.5 MLD water	• New ductile Iron plant 0.18 MTPA to maximize the VAP

• Other auxiliary and infrastructure upgradation

MIC: Metal in Concentrate; VAP: Value Added Product; HDPE: High Density Polyethylene; MLD: Million of liter per day

The details of the business, results of operations and the significant developments have been further elucidated in Management Discussion & Analysis section of the Annual Report.

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DISCIPLINED CAPITAL ALLOCATION FRAMEWORK

Key Strategic Priority

Optimize Leverage Ratio

•	Intend to deleverage at group level

•	Leverage ratio at Vedanta Limited should not be more than 1.5x.

Project Capex

• Volume augmentation, cost reduction or creating value added products are key guiding principles for all projects

Capital Expenditure	• Growth projects to ensure minimum guidelines for IRR -18%

Sustaining Capex

• All sustaining capital expenditure to be a part of Business Plan

• Sustaining capex to be defined and tracked in $/tonne

• Minimum 30% of Attributable Profit after tax (before exceptional items) of Company (excluding profits of HZL)

Dividend	• Dividend income received from HZL will be pass through within 6 months

Mergers & Acquisitions	• Intent to enhance value via acquiring accretive assets/ business that have: synergies with existing line of core businesses

Maximize Total Shareholder’s Return (TSR)

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ESG Highlights

Pillar 1: Transforming communities - benefitting the lives of 4.81 million people across 1268 villages

Nearly 4.81 million beneficiaries through Vedanta-wide 180 programs

Healthcare:	Women’s empowerment:
• Nearly 2.45 million people benefited	• > 87,000 women benefited
• > 38 Initiatives	• > 11 Initiatives

Community infrastructure:	Environmental protection & restoration:

• > 0.96 million people benefitted	• Nearly 75,000 saplings planted and under maintenance

• > 50 Initiatives

Drinking water and sanitation:	Agriculture and animal husbandry:

• More than 332,000 people benefited	• > 36,000 people benefited

• > 20 Initiatives	• 16 Initiatives

Children’s well-being and education	Sports & culture:

• Over 800,000 children benefited	• Nearly 70,000 sports persons and culture enthusiasts benefitted

• > 44 Initiatives	• > 16 Initiatives

3,200+ Nand Ghar	Football Academy	Vedanta Medical
across India		Research Foundation

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ESG HIGHLIGHTS

Pillar 2: Transforming the planet

Net Zero Carbon Company by 2050 or sooner | 25% absolute GHG reduction by 2030

Renewable power:

Committed to use 2.5 GW of RE RTC equivalent by 2030 • Signed PDA for 580 MW of RE by FY 2025 • 200 MW at BALCO

• 180 MW at VAL-Jharsuguda

• 200 MW at HZL

• 3 billion units of green power purchased by Aluminium sector in FY 2022 – largest consumer of RE in India

Green Metals:

• Launched pilot programs to support the green economy

• Low Carbon Green Aluminium: Launched ‘Restora’ & ‘Restora Ultra’

Global Standard	Restora	Restora Ultra
4 TCO2 e/T of metal	2.36 TCO2 e/T of metal	0.37 TCO2 e/T of metal

• Green Copper: Pilot project to produce Copper from recycled Copper, 2.909 MT in FY 2022; target to scale upto 20,000 MT in FY 2023

Fuel Switch Programs:

• Blomass firing: Committed to use 5% biomass in thermal power plants

• 15.7KT of biomass used in HZL

• Pilot programs at BALCO, Jharsuguda, Lanjigarh

• Natural Gas: Vedanta Aluminium Lanjigarh partnership with GAIL to supply natural gas for calciner-substitutingcoal use; potential to decrease plant GHG intensity by 20%

• Electric mobility: Committed to decarbonize 100% of LMV fleet by 2030 and 75% of mining fleet by 2035

• Jharsuguda partners with GEAR India to supply 23 e-forklifts

• 11 EVS deployed at HZL

• 40 EVS deployed at ESL

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Water Positivity I Waste Management I Partnerships

Achieve Water Positivity by 2030:

• Collaboration with TUV-SUD to develop roadmap for ‘Net Water Positive’ initiative.

• 31% of water recycled in FY 2022.

Waste Management: Committed to 100% utilization of HVLT wastes; bring legacy waste to zero

• Nearly 100% HVLT utilized in FY 2022.

• One rake of red mud (3309 MT) dispatched to one of the largest Indian cement company.

• 1st Fly ash rake from Jharsuguda dispatched to Cement Plant.

• Commenced Ash backfilling in one of the coal India’s open-cast mine in Mar’22 with all requisite regulatory approvals.

• 6.25 Ha of Jarofix Yard Phase 2 at CLZS restored via plantation using Mycorrhiza technique in partnership with TERI.

Partnerships:

• Green Spark: Program to collaborate with technology start-ups to solve ESG challenges across our BUs.

•  TERI: 10-year MoU to further our ESG vision, 600+ opportunities to development implementation programs in the areas of research, policy facilitation, stakeholder management, environmental awareness and on- ground implementation.

• IUCN: Partnership with HZL to upgrade biodiversity management plans to align with ‘No Net Loss’ or ‘Net Positive Impact’ targets.

• CII: Signatory to the CII Climate Charter.

Green Spark

Green spark objective:

Strategic investments in start-ups to unlock value across Vedanta. Offers opportunities to explore breakthrough products or technologies, new markets, additional revenue streams in the long term and accelerate journey towards ESG leadership.

FY 2023 Challenge curation and startup discovery process:

•	To execute quarterly sprints of challenge curation and startup discovery.

•	Each sprint to include 1/3rd challenges on ESG themes.

•	1500+ start-ups to be scouted for 20+ opportunity themes and 50+ innovation challenges.

•	100+ start-ups to be selected for engagement across Vedanta; —$100 mn business value realisation potential to be targeted over next 12 months.

Themes being targeted in Q1 FY 2023:

•	ESG

•	Communities first

•	Green excellence

•	Zero harm

•	Core

•	Asset optimization and predictive maintenance

•	Allied

•	Commercial and marketing excellence

•	Quality excellence

•	Core and Allied

•	Emerging technologies

Spark vision:

To achieve corporate innovation and growth outcomes through strategic partnerships and investments with Digital or Technology Start-ups.

50	1500+
Challenge Curation	Startups Outreach

500+	200+
Startups Screening	Startups Evaluation

100+
Startups Engagement

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Pillar 3: Transforming workplace

Organizational design to ensure right people in right roles; Launch of ‘People’ CoP to have globally benchmarked HR practices on ESG side

Diversity & inclusion (D&I) council

•	Announced 1st D&I council of the group; includes leaders from operations & enabling functions

•	Setting up organization’s first employee resource group

•	Empanelment of diversity focused institutes/ search firms

•	Building all women teams and internal women networks

•	Focus on women representation in all talent management, and award & reward programs

Safety & health

•	Focus on “Critical Risk Management” to reduce hazardous activities

•	Launched cross business audit to ensure best safety practices

•	Lunched lift safety standard

•	12 fatalities in FY 2022 (all with business partners’ employees); Business units CEOs focusing to drive 100% CAPA closure of learnings

•	Health Community of Practice formed to review all health-related major issues, and to ensure exposure reduction and 100% Periodic Medical Examination

•	100% double vaccination of COVID-19 vaccine; started Covid -19 booster dose for all eligible employees

Sustainability academy

•	ESG academy phase 1 completed — 100+ senior executives completed “Sustainability 101” training

•	“Sustainability 101” training made compulsory for all employees

•	Completed training on ESG topics for the Board in March 2022

•	ESG Academy development is on-track

Strengthening policy

•	Introducing anti-harassment policy, board diversity policy

•	Revamping Human Rights Policy, and 15+ diversity focused policies for workforce including aspects like—flexible working hours, Work from home, Part time working

•	Introducing Indigenous People policy to strengthen indigenous people relationships

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Strategy to Enhance Long Term Value

KEY EVENTS DURING THE YEAR

VOLUNTARY OPEN OFFER AND CREEPING ACQUISITION BY PROMOTER AND PROMOTER GROUP:

Pursuant to the Voluntary Open Offer made by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited, as persons acting in concert with the Acquirer (“PACs”), to the public shareholders of the Company during the year, in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, the Acquirer and PACs have acquired 374,231,161 equity shares of the Company representing 10.07% of fully diluted voting share capital, thereby increasing acquirer’s indirect shareholding in the Company from 55.1% to 65.18%.

Further, Vedanta Netherlands Investments BV and Twinstar Holdings Limited, members of the promoter group of the Company had purchased 63,514,714 and 103,985,286 equity shares respectively (representing 1.71% and 2.80% of the equity share capital respectively), during the FY 2022, through a block deal on the stock exchanges. Post this, the total shareholding of Promoter and Promoter Group increased to 69.69%.

The complete details can be accessed at www.vedantalimited.com.

DELISTING OF AMERICAN DEPOSITARY SHARES

FROM THE NEW YORK STOCK EXCHANGE (“NYSE”)

AND TERMINATION OF AMERICAN DEPOSITARY SHARE PROGRAM:

The Company had announced its intention to delist American Depositary Shares from the New York Stock Exchange (“NYSE”) and to terminate its American Depositary Share Program on 23 September 2021 and the American Depositary Shares (ADS) of the Company have been delisted from NYSE effective close of trading on NYSE on 08 November 2021. This follows the filing done by the Company of Form 25 withSecurities and Exchange Commission on 29 October 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued (the “Deposit Agreement”) has also become effective close of trading on NYSE on 08 November 2021. The said action has no impact on the current listing status or trading of the Company’s equity shares on BSE and NSE.

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Post 11 January 2022, the ADS underlying equity shares which were not surrendered in accordance with the Deposit Agreement within the extended timelines i.e., 10 January 2022, were sold by the depositary and the proceeds, less and withholding taxes, fees and expenses were remitted to the ADS holders. Hence, as on 31 March 2022, there are no outstanding ADS of the Company.

Further, the Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the Exchange Act.

The complete details can be accessed at www.vedantalimited.com.

SCHEME OF ARRANGEMENT BETWEEN VEDANTA LIMITED AND ITS SHAREHOLDERS UNDER SECTION 230 AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013:

The Board of Directors of the Company, basis the recommendations of the Audit & Risk Management Committee and Committee of Independent Directors of the Company, at its meeting held on 29 October 2021 approved the Scheme of Arrangement between the Company and its shareholders under Section 230 and other applicable provisions of the Companies Act, 2013 (“Act”) (“Scheme”). The Scheme inter alia provides for capital reorganization of the Company, whereby it is proposed to transfer amounts standing to the credit of the General Reserves to the Retained Earnings of the Company with effect from the Appointed Date. The Scheme is subject to receipt of regulatory approvals/ clearances from the Hon’ble National Company Law Tribunal, Mumbai Bench, Securities and Exchange Board of India (through BSE Limited and National Stock Exchange of India Limited), BSE Limited and National Stock Exchange of India Limited (collectively referred to as “Stock Exchanges”) and such other approvals/ clearances as may be applicable.

Pursuant to the Scheme, the Company will possess greater flexibility to undertake capital related decisions and reflect a much efficient balance sheet of the Company. The Scheme is in the interest of all stakeholders including public shareholders.

The complete details can be accessed at www.vedantalimited.com.

ACQUISITION

In FY 2022, the Company through its subsidiaries has closed the following three acquisitions:

Firstly, Vedanta strengthened its position in the Met Coke sector with the acquisitions of assets of Gujarat NRE Coke

Limited which were in Liquidation under the Indian Bankruptcy Code (IBC). The total capacity of Bhachau and Khambalia plants in Gujarat is ~1MTPA. The acquisition will complement our existing Iron Ore business via backward integration through provision of the Met Coke requirement to our existing facilities. Acquisition was implemented by Vedanta’s direct wholly owned subsidiary MALCO Energy Limited.

Further, Vedanta acquired assets of Nicomet Industries Limited, a leading Nickel and Cobalt producer based in Goa, which was also in Liquidation under IBC. With this acquisition, Vedanta has become India’s sole and largest producer of Nickel, which is widely used in batteries of electric vehicles. This acquisition was also implemented by MALCO Energy Limited.

Lastly, Vedanta via its indirect wholly owned subsidiary Sesa Mining Corporation Limited (SMCL), acquired Desai Cement Company Private Limited (DCCPL), a cement manufacturing plant based out of Goa. The acquisition was made under ‘Waste to Wealth’ theme to utilize slag from our Goa plants for the manufacturing of cement, thereby not only reducing waste but also generating value.

PROJECTS AND EXPANSION PLAN

Projects are key driving factor of our Group as our aspirations for growth are very different from any of the peers globally. In HZL, we have successfully completed the development of North Decline (ND1) at Rampura Agucha mine. This marked the completion of most awaited shaft integration and liberated RA shaft from statutory compliance of secondary outlet. This improves the accessibility of shaft section, alternate emergency evacuation, ease in mine equipment deployment at lower levels of mine, face charging with emulsion explosives, face drilling with long feed jumbo, etc.

In HZL journey of 1.25 mtpa MIC expansion, some of key projects are under execution at RD Mines complex. We have successfully completed RD Mines Shaft & Conveyor upgradation for enhancement of ore hoisting capacity in Q3 of this FY. In line with our ESG journey, we have completed installation of Dry Filtration & Paste fill plant to enable effective tailings managements by switching from Wet to Dry tailing management system. The same is under Commissioning stage. For enhancing metal recovery, we have placed order for RD Beneficiation plant revamping, enabling better Pb, Zn & Ag recoveries and improving plant reliability by replacing obsolete Grinding, Floatation & Filtration circuits. Civil construction already ongoing & plant is scheduled to be commissioned in Q3 of next FY.

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In VZI, the Gamsberg mine and processing facilities are almost stabilized and set the stage for Gamsberg Phase II. Gamsberg phase-2 will further enhance the mining capability and processing capacity to double the current volumes. Iron ore project, VZI’s “Value from Waste” project is progressing well. In Cairn, we are still focussed on the journey to produce India’s 50% Oil & Gas production. 25 infill wells were drilled in FY 2022 across producing fields. We are undertaking further Infill Drilling campaigns across all fields to maximise recovery and exploration campaigns to discover resources for further growth. In Aluminium Business, the vision is to be among top 3 global aluminium producers globally with 3 MTPA capacity, 100% Value Added Product Portfolio (VAP) and 100% forward & backward integration. On backward integration, Lanjigarh expansion from 2 to 5 MTPA is the biggest value driver for the Aluminium Business. This project has all the requisite statutory approvals and construction is in full swing for completion in next fiscal. We had acquired 3 coal blocks through competitive bidding namely Jamkhani, Radhikapur West & Kuraloi North. These mines have potential to cater to 100% of Jharsuguda’s coal requirement. We plan to operationalize 2 out of these 3 blocks in the next fiscal. On forward integration, we are setting up VAP facilities at both Jharsuguda & BALCO, which are designed to cater sunrise sectors such as Electric Vehicle, Renewable Energy, Defense & Aerospace. We also plan to set up 300 KTPA Aluminium Park at Jharsuguda which will bring more than 100 SMEs together to produce downstream products. With this our product portfolio will have 100% VAP which will be largest in the world. We also plan to expand our smelting capacity at BALCO to 1 MTPA. All these facilities will be operational in next 12-24 months.

ESL: 3 MTPA project—This includes 5 major packages i.e., BF#1/HCO/CPP, RMHS/DIP, Oxygen Plant, Pellet Plant, Railway project. All partners are finalized, expected BF#1 commissioning by Dec’22. The steel expansion project with an investment of ₹2,696 Cr comes with additional Blast Furnace of 1050 m3 supported by a 0.5 MTPA Coke Ovens, 1.8 MTPA Pellet Plant, 800 TPD Oxygen Plant & other auxiliaries and infrastructure upgradation including Railway siding to Plant head. This project also comes with a new 0.18 MTPA Ductile Iron Pipe Plant which will help us to maximize VAP. This project along with debottlenecking of BF#3, Sinter Plants & new LRF will take us to the capacity of 3 MTPA with the lowest quartile cost & premium product portfolio.

FACOR: 60 KTPA - This project includes 3 key packages i.e., Furnace, Transformer and EPC partner. All partners are locked in. Plant commissioning is expected by Sep’22. This project along with debottlenecking of existing SAF will take our Fe-Cr capacity from 80 to 150 KTPA.

We are set to deliver tremendous value to all our stakeholders once we successfully execute these projects of across the group.

DIVIDEND DISTRIBUTION POLICY AND DIVIDEND

In terms of the provisions of Regulation 43A of the Listing Regulations, the Company has adopted Dividend Distribution Policy to determine the distribution of dividends in accordance with the applicable provisions. The policy can be accessed on the website of the Company at www.vedantalimited.com.

With consistent dividend as a healthy sign of our sustained growth, our firm belief in percolating the benefits of our business progress for widespread socio-economic welfare facilitates the equitable sharing of our economic value generated. Attaining steady operational performance and a harmonised market environment in continuation of the historical trends helped us to reaffirm the realisation of competent numbers for FY 2022.

RETURN TO SHAREHOLDERS

(C Per Share)

~14% dividend yield with record pay-out of ₹45/share in last year.

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The Company has declared the following dividends during the year in compliance with the Dividend Distribution Policy:

Particulars	1st Interim Dividend	2nd Interim Dividend	3rd Interim Dividend
Record Date	09 September 2021	20 December 2021	10 March 2022
Date of Declaration	01 September 2021	11 December 2021	02 March 2022
Rate of Dividend per share (Face Value of ₹1 per share)	18.50	13.50	13.00
%	1850	1350	1300
Total Payout (₹ in Crore)	6,877	5,019	4,832

Pursuant to the Finance Act, 2020, dividend is taxable in the hands of the shareholders with effective from 01 April 2020 and tax has been deducted at source on the Dividend at prevailing tax rates inclusive of applicable surcharge and cess based on information received by the Registrar & Transfer Agent and the Company from the Depositories.

The Directors do not recommend any final dividend for the financial year ended 31 March 2022.

CREDIT RATING

Your Company is rated by CRISIL and India Rating and Research Private Limited on its various debt instruments.

Rating agency	Date of rating action	Current Rating
CRISIL Ratings	25 February 2022	CRISIL AA/ Stable (upgraded from CRISIL AA-/Positive)
India Ratings	29 March 2022	IND AA/ Stable (upgraded from IND AA-/Positive)

Rating drivers

•	Strong operational performance driven by volume growth across businesses;

•	Strong commodity prices with sustained cost efficiencies;

•	Disciplined capital allocation framework;

•	Commitment to further deleverage.

•	Continued gross and net debt reduction to be key monitorable by the agencies

•	Upgrade trigger: ND/EBITDA below 1.5x for CRISIL and India Ratings; Downgrade trigger: 2.7x

ECONOMIC RESPONSIBILITY

Your Company is one of the world’s foremost natural resources conglomerates with primary interests in zinc, lead- silver, iron ore, steel, copper, power, oil and gas. With world-class, low-cost, long-life strategic assets based in India and Africa, we are rightly positioned to create long-term value with superior cash flows. We cater to diverse consumer markets for their primary material needs and are leaders in the segment we operate. Through our activities that generate economic, human and social value, we responsibly support India in its journey towards self- reliance.

Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. Retaining the social license to operate is central to our ability to do business as Vedanta is the primary economic driver in most of the geographies where we operate. The Chairman has signed the Giving Pledge, a movement of global philanthropists who commit to giving the majority of their wealth to philanthropy or charitable causes. In line with the past trends, we are proud to declare that we have contributed ~₹54,165 Cr to the public exchequer of the various countries where we operate. The total contribution to exchequer is the result of value addition by various business segments across their respective value chain and multiple hierarchies of business cycle. At Vedanta, our sustainability-focused and integrated business model continues to propel our value creation process, helping deliver better returns for all stakeholders along its value chain.

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Total Contribution
₹54,165 crores
Taxes Borne
60%
Indirect Contribution
36%
Other Taxes Borne 30%
Government Royalty and Profit Petroleum 52%
Taxes on Income and Capital 18%
Other Indirect Contributions 10%
Withholding Taxes 14%
Indirect Taxes 76%
Dividend paid to Govt.
4%

Business Spread of Contribution to Exchequer

Zinc
₹15,825 cr
Oil and Gas
₹18,539 cr
Iron Ore
₹2,060 cr
Steel
₹1,245 cr
Aluminium
₹7,475 cr
Copper
₹4,565 cr
Others
₹4,456 cr
Total Contribution
₹54,165 cr

Your Company publishes Tax Transparency Report which provides an overview of the tax strategy, governance and tax contributions made by the Company. The report is available on the website at www.vedantalimited.com.

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2.	SUSTAINABILITY AND SOCIAL RESPONSIBILITY

ENVIRONMENTAL, SOCIAL AND

GOVERNANCE (ESG) APPROACH

TRANSFORMING FOR GOOD

We are committed to delivering sustainable and responsible growth, relying on the principles of environmental stewardship, social equity and impact, and good corporate governance.

In 2021, Vedanta pledged to become the benchmark in sustainability for the resources sector. Over the course of the year, Vedanta employees came forward and became champions of the cause, taking up responsibilities, creating agendas, and becoming the heart and soul of Vedanta’s sustainable future – and drivers for a better future for the world.

Vedanta is committed to delivering sustainable and responsible growth, which creates value for both our shareholders and all our stakeholders. We proactively engage to incorporate sustainability in all our practices. We are committed to sustainability in our mining practices, energy conservation, recycling, proper treatment, and disposal of the waste, health & safety practices, wellbeing of our employees and development of our local communities.

Vedanta has been at the forefront of sustainable practices and is leveraging new technologies to safeguard the environment and communities. Guided by the philosophy of Zero Harm, Zero Waste, Zero Discharge’, Environmental, Social and Governance (ESG) practices are at the heart of Vedanta’s operations which are focused on delivering sustainable and responsible growth thereby creating value for all stakeholders.

Vedanta has redefined its ESG strategy and refreshed its mission statement from “Transforming elements” to “Transforming for good” to make a meaningful difference to the society at large, with its overall purpose supported by the three pillars and nine aims as below:

Aim 1. Keep community welfare at the core of business decisions.	Aim 4. Net-carbon neutrality by 2050 or sooner.	Aim 7. Prioritizing safety and health of all employees

Aim 2. Empowering over 2.5 million families with enhanced skillsets	Aim 5. Achieving net water positivity by 2030	Aim 8. Promote gender parity, diversity and inclusivity

Aim 3. Uplifting over 100 million women and children through Education, Nutrition, Healthcare and Welfare	Aim 6. Innovating for a greener business model	Aim 9. Adhere to global business standards of corporate governance

These aims are supported by powerful initiatives that aim to embed sustainability in every aspect of the operations. With this new identity, Vedanta wants to further its commitment towards ESG in everything it does.

Sustainability Academy

At Vedanta we pride ourselves in putting Learning and Development at the forefront - the first step of any big bold goal, here the goal being sustainability, is always to upskill. Sustainability Academy is our leap towards a sustainable Vedanta. We are excited for a sustainability focused future at Vedanta.

We have big bold goals to achieve – and we are confident that our collective will achieve those goals with the light of sustainability principles to guide them.

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Sustainability Academy - a key enabler of the ESG transformation at Vedanta

BUSINESS RESPONSIBILITY & SUSTAINABILITY REPORT

Sustainable Development is integral to Vedanta’s core business strategy. We continue to be a transparent and responsible corporate citizen; committed to a ‘social license to operate’ and partner with communities, local governments, and academic institutions to help catalyze socio-economic development in the areas where we operate.

The Company reaffirms its core values of Trust, Entrepreneurship, Innovation, Excellence, Integrity, Respect and Care, which are the basis of our Sustainable Development Model and will drive the ESG transformation.

These four pillars are critical to ensuring the long- term successful future of our business – meeting our strategic goals of growth, long-term value, and sustainability.

A separate detailed report on Company’s Sustainability Development also forms part of the Annual Reporting suite.

Recognizing sustainable development as a core requirement to strategically improve the value of our business, the Board of Directors had constituted a Sustainability Committee effective 01 April 2019 to provide oversight and assistance in building an approach towards sustainability which mirrors our prevailing business ethos of achieving excellence through continuous improvement in our processes and outcomes, while also benchmarking ourselves against our global peers. In line with upholding our core commitment and Board oversight on ESG priorities, the Board, in its meeting held on 26 July 2021, approved the enhancement of the scope of the erstwhile Sustainability Committee and upgraded it to Board-level ESG Committee with immediate effect to strengthen Board level rigor and advice into all aspects of ESG.

Details of the composition of the committee, its terms and reference and the meetings held during FY 2022 is elucidated in the Corporate Governance Report.

Your Company publishes an annual Sustainability Report prepared in accordance with the Global Reporting Initiative (GRI) Standards; mapped to the United Nations Global Compact (UNGC); and aligned to Sustainable Development Goals (SDGs). It reports our approach and disclosure towards triple bottom line principles - People, Planet and Profit.

As per SEBI directives on Integrated Reporting (IR), the Company follows the <IR> framework of the International Integrated Reporting Council to report on all the six capitals that are used to create long-term stakeholder value and also continues to provide the requisite mapping of principles between the Integrated Report, the Global Reporting Initiative (‘GRI’) and the Business Responsibility Report (BRR) which has now been advanced to the Business Responsibility & Sustainability Report (BRSR) as per new SEBI requirements. Hence, a BRSR containing basic information about the Company’s sustainability practices is being published in the Integrated report this year. Detailed information about the Company’s sustainability performance can be found in our annual Sustainability Report. The Sustainability Report of the Company can be accessed at www.vedantalimited.com.

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ENERGY CONSERVATION, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS & OUTGO

The information on conservation of energy, technology absorption stipulated under Section 134(3)(m) of the Act read with Rule 8 of the Companies (Accounts) Rules, 2014, is annexed herewith as ‘Annexure A’.

The details of the Foreign Exchange Earnings and Outgo are as follows:

			(₹Crores)
Particulars	Standalone		Consolidated
	FY 2022	FY 2021	FY 2022	FY 2021
Expenditure in foreign currency	2,574	1,251	9,324	5,240
Earnings in foreign currency	33,744	17,706	47,991	27,017
CIF Value of Imports	22,918	16,447	29,520	20,981

CORPORATE SOCIAL RESPONSIBILITY

Vedanta is a responsible natural resources company and has always found its purpose in giving back to the community and it is an inherent part of the Vedanta ethos.

Over the years, Vedanta has been positively impacting lives, through healthcare, education, skilling, and livelihood providing inclusive development of our communities and developed trust with our communities. We spent ₹399.57 crore across subsidiaries of Vedanta group on social impact initiatives in the FY 2022. We treat CSR not as a mandate but as the very core of why business exists – to eventually share the wealth for prosperity of our communities.

With the launch of Anil Agarwal Foundation, as part of our ₹5,000 crore social impact program, we are now focusing on Covid Mukt villages. We are also launching a first-of-its-kind animal welfare project which will provide world-class infrastructure, veterinary services, training facility and shelters. We are setting up a sustainable and scalable ecosystem for the well-being of animals which will have tie-ups with global academic institutions and knowledge partners

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•	Educating Children

•	Nurturing Lives

•	Serving Mankind

•	Building Nation

CSR SPENT (₹)

399.57 cr

The expenditure focused on integrated development which impacted the overall socio-economic growth and empowerment of people, in line with baseline and need assessment, the national development agendas.

•	Empowering Women

•	Skilling Youth

•	Protecting Environment

•	Fulfilling Dreams

TOTAL BENEFICIARIES (NO.)

4.81 million

Vedanta is committed to conduct its business in a socially responsible, ethical and environment friendly manner and to continuously work towards improving quality of life of the communities in and around its operational areas.

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FY 2022 : An Overview

Benefitted 4.81m Lives from 1268 villages across the country

ESG Aim 1:	ESG Aim 2 & 3:

Responsible business decisions based around community welfare • Social Performance • Community Connect • Trust Building • Grievance Redressal	Focus on Community welfare through Skill development, Women empowerment, Livelihood , Education, Nutrition, Health Care etc.,

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Health Care	Women & Child Development	Animal Welfare

• Priority towards COVID relief	• Nand Ghar: Flagship project	• India’s first of its kind animal welfare project

• Super specialty cancer Hospital (ViVIRF)	• Women empowerment, early childhood care

20 Lakh people to be benefitted	25 Lakh women and children to be impacted	World Class Veterinary Care

Sports	CSR across Business Units

• Promoting grass root level sports for encouraging youth to become globally competitive	• Education • Skills • Water and Sanitation • Agriculture

Benchmarked to World Classtraining infrastructure	32 Lakh beneficiariesfrom communities

Vedanta works towards a larger goal of nation building and socio-economic empowerment of the communities in and around its operational areas. Towards that end, we undertake various need- based community programs aligned to Sustainable Developmental Goals (SDGs) and focused ESG interventions as part of our Corporate Social Responsibility (CSR). The COVID-19 outbreak has affected every aspect of daily life in the country and the world at large. Despite of all challenges, Vedanta proactively maintained its commitment through planned programs as well as reached out to communities across India to address the immediate needs of health care services by setting up ten 100 bedded COVID hospitals, supplied liquid oxygen, oxygen concentrators etc. in Wave 2 and Wave 3 of the pandemic. The relentless contribution towards the communities by Vedanta Group companies has been well recognised by various firms including CMO Asia’s Best CSR Practices Award, Leaders for Social Change Award, ICC Social Impact Award, BRICS Runners-Up, CSR Health Impact Awards, Green Tech CSR Award and many more leading it to achieve 4 International, 17 National and 3 State Awards for this financial year.

At Vedanta, we follow a bottom up community engagement approach in almost all our developmental programs. This collaborative approach ensures community ownership, suitable project design, effective delivery, and post project sustainability. Apart from communities, we also partner with government agencies, corporates, civil society organizations & community-based organizations to carry out robust and meaningful interventions.

All our CSR programs are governed by the Vedanta CSR Policy, Corporate Technical Standards, and each entity specific Standard Operating Procedures for CSR. Further, in order to benefit from diverse perspectives, and in keeping with a culture of collective leadership, Vedanta has formed a Group CSR Management Committee (ManCom) and CSR Executive Committee (ExCo). Both these are instrumental in creating a seamless enabling eco-system for Group CSR and Business Units to carry out best-in-class community development programs. Vedanta has a strong Board CSR Committee including senior Independent Directors. The Committee provides strategic direction for CSR programs and approves its plans and budgets. It also reviews progress and guides the CSR teams towards running well-governed and impactful community programs.

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An overview of CSR initiatives is provided in earlier section of this Annual Report and report on CSR activities for FY 2022 as per Section 135 of Companies

Act, 2013 and rules made thereunder forms part of this Directors’ Report and is affixed hereto as ‘Annexure B’. The policy can be looked into by visiting www.vedantalimited.com.

VEDANTA’S EFFORTS TO COMBAT COVID-19 PANDEMIC

In this battle of combating COVID-19 outbreak, Vedanta has reached out to communities across 9 states. It set up ten 100 bedded COVID make-shift hospitals across India. Along with this, as a focus on the medical equipment, around 37 ventilators, 200+ flow meters, 502 oxygen concentrators, 177 oxygen regulators, 22 nebulizers & 30 ICU beds, 11,250 N-95 masks, 15,000+ PPE kits, 2,72,830+ sanitizers, 5,187 ration kits were supplied across various locations covering around 343 villages. Total 26,806 filled oxygen cylinders were supplied to the medical institutions & 2331.34 MT liquid oxygen supplied.

Adding to this, around 1 lakh+ empty oxygen cylinders were also contributed to the cause. SHG Women were involved in making masks in most of the locations across Vedanta. With the help of this, around 1,90,492 masks have been distributed in the community. Awareness for sensitization about the outbreak and vaccinations among the communities has also been carried out.

COVID-19 being a virus with high infectious rate, there is a great risk of contamination from one person to other in the community. Therefore, importance of awareness sessions regarding the preventive measures and preparedness to tackle COVID situations in surroundings is quite high. Across 312 villages in various locations, awareness sessions have been carried in different innovative modes like wall paintings, digital & print awareness through audio & digital campaigns etc., on COVID preparedness/ prevention/ vaccination.

DIGITIZATION INITIATIVES - CSR

Digitalization is one of the key 7 pillars of Vedanta and we ensure that we have digital or innovative tools in place to manage and monitor our CSR programs which are spread across our business units. We have in- house Power BI application launched across Vedanta – CSR DISHA App to monitor the CSR projects of Vedanta across all BUs. Nivaran portal – Community Help Desk is a request and grievance redressal dashboard where a common repository of grievances is maintained. Grievances can be raised by any internal or external stakeholders. Business units of Vedanta are adopting the tool now and a larger unified mechanism will be in place for the organization.

Our Cairn unit has collaborated with Government of Rajasthan on a public-private partnership model where 25% of the funds are being contributed by Vedanta to maximize coverage and utilize resources optimally. After this, 100% of all secondary and senior secondary schools in Barmer will go digital.

e-Kaksha project launched in collaboration with the Government of Rajasthan has been a landmark achievement. The project was aimed at increasing access to free digital education platforms and improving capacities of teachers in developing e-Learning pedagogy. The teaching-learning videos are available for all subjects and have Sanskrit, Hindi, English and Urdu languages. They were made a part of the Doordarshan Rajasthan’s Shiksha Darshanan program.

Cairn Pink City Half Marathon entered its 6th year this time and the second time it was on a virtual platform. Each year a social cause is part of the awareness event and the theme for this year was #GetSetVaccine. A total of 47,797 runners participated in the event from 22 countries setting up the record for ‘India’s Biggest Virtual Marathon’ for the second straight year in a row and recognized by the Book of World Records, UK.

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IMPACT ASSESSMENT

In order to assess Vedanta’s contribution towards the fight to combat COVID-19 pandemic again in 2021-22, an impact study was voluntary undertaken to assess the effectiveness and delivery of services to the people. The study is conducted across eight business units covering 20 districts in nine states in India. Study was carried out through Weber Shandwick covering more than 700 respondents across different categories of stakeholders.

•	Great “happiness quotient” – Internal and external stakeholders “recognize” the efforts undertaken by Vedanta during COVID.

•	There is a substantial trust established in various stakeholders regarding Vedanta’s impact creation, which can be seen in high Happiness & Satisfaction Quotients of more than 92%.

•	Vedanta’s COVID relief efforts are enhanced during the second wave compared to the first wave and stakeholders want Vedanta to focus more on Education & Healthcare.

•	More than 90% of stakeholders remember Vedanta for support of ICU beds, PPE kits & support to local hospitals.

•	The study noted a high recollection of 69% for Vedanta’s 10,500 PPE kits donation in COVID relief efforts.

The Impact Assessment of BU CSR programs across India is in progress and is expected to be completed in FY 2023.

3.	HUMAN RESOURCES MANAGEMENT PEOPLE AND CULTURE

Your Company has always aspired to build a culture that demonstrates world-class standards in safety, environment, and sustainability. People are our most valuable asset and we are committed to provide all our employees with a safe and healthy work environment. Our culture exemplifies our core values and nurtures innovation, creativity, and diversity. We align our business goals with individual goals and enable our employees to grow on personal as well as professional front.

It is through the passion and continued dedication of our people that our Company continues to succeed, and we have always unequivocally and firmly believed in rewarding our people for their consistent efforts through our best-in-class and globally benchmarked people practices and reward programs. During the year, we have introduced various rewards and benefits to recognize employee contribution to the organization. We have also launched COVID Benefits policy to help our employees and their families.

We received the following coveted External Award:

•	100+ External Recognitions received in last 7 years

•	Vedanta Group Certified as Great Place to Work: (one of the first conglomerates) and sustained it consecutively two times

•	Kincentric Best Employer - Award for Commitment to Diversity & Inclusion

•	Economic Times - Company with Great Managers

•	We were featured in global media such as Forbes

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People Practices, Succession Planning

Our group philosophy is to grow leaders from within.

Robust Succession Pipeline - aimed at identifying top-quality leaders who will lead the next level of growth trajectory at Vedanta. Resulting in A “future-proof” workforce & Greater organizational stability & resilience.

Best Talents to change Fabric of the Organization - Right Roles, best benefits, career path & anchoring diverse talent: gender, skill & geography

•  Globally, one of the biggest leadership development programs, the Management ACT-UP was conducted in partnership with Korn Ferry to ensure a strong succession pipeline for key/CXO positions by Identification of top 100 leaders for high impact, elevated positions.

•  3 successors for all key positions prepared before vacancy

•  150+ Premier campuses, 1000 Freshers, 37% gender diversity, 10% minority, 30% Rank holders

•  Vedanta Leadership Development Programme (VLDP) hiring from top IITs and IIMs. Global Technical Expert and advisors

•  hiring Hiring from Global campuses at mid & entry level positions from top campuses from US, UK, Australia, Asia etc.

•  Anchoring and mentorship by senior leaders, tracked digitally

No Talent Left Unnoticed –In Vedanta, there is a talent initiative for every facet of our employee pool, catering one to their needs for ensuring a swift and fast-tracked career growth.	Brand Building –To improve the brand image and recall value in the external world including campuses, as of the best employers/workplaces to work for.

•  ACT-UP, V Reach, V-Aspire, V-Reach Tech launched for Engineering, Graduates. Enabling functions and Cost Accountants. V-Lead for 100+ High potential women leaders. Strong Re-hiring project in place, Central learning and development program called Gurukul

•  Launched XStrat –Vedanta’s first Case Challenge competition. at top B-Schools across India

•  Case studies published in top B-Schools, positioning unique HR Practices in Vedanta

•  Suitable amplification strengthening and utilizing social media base

A detailed update on People & Culture detailing the Company’s initiatives, recruitment strategy, hiring projects and talent management and development is elucidated in the Sustainability and ESG Section of the Annual Report.

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EMPLOYEE STOCK OPTION SCHEME

Employee stock options is a conditional share plan for rewarding performance on pre-determined performance criteria and continued employment with the Company. It provides a much better line-of-sight to all the employees and gives the control of outcome to employees.

Your Company has established a share incentive schemes viz., ‘Vedanta Limited Employee Stock Option Scheme 2016’ (“the Scheme”). The Scheme was framed with a view to reward employees for their contribution in successful operation of the Company with wealth creation opportunities, encouraging high- growth performance and reinforcing employee pride.

The Scheme was launched after obtaining statutory approvals, including shareholders’ approval by way of postal ballot on 12 December 2016.

On 29 October 2021, the Nomination & Remuneration Committee approved the grant of Employee Stock Options 2021 to Vedanta employees covering 38% of eligible population. In-order to align the scheme with the best-in-class reward practices globally and pertinent Indian peers, as well as to emphasize on our value system of ‘CARE’ for employees and culture of ‘Pay for Performance’ the ESOS plan had undergone significant transformation. The grant under the ESOS 2021 is completely driven by Business and Individual performance.

The scheme is robust with an objective to place greater prominence on superior individual performance to recognize high performing talent while keeping them accountable for business delivery. It has been ensured that the scheme fulfills its motive of wealth creation for employees to fulfill their financial goals and give them the sense of ownership.

To give prime importance to business delivery, ESG and Carbon footprint are part of additional parameters to measure business performance. To ensure that we operate sustainably in line with our motto of ‘zero harm, zero waste and zero discharge’, multiplier based on fatalities has also been included as a performance parameter for vesting.

The Scheme is currently administered through Vedanta Limited ESOS Trust (ESOS Trust) which is authorized by the Shareholders to acquire the Company’s shares from secondary market from time to time, for implementation of the Scheme. The details of the trustees are provided can be accessed at www.vedantalimited.com.

No employee has been issued stock options during the year, equal to or exceeding one percent of the issued capital of the Company at the time of grant.

During the year, the acquisition by the trust does not exceeded 2% of the paid-up capital of the Company. Further, the total acquisition by trust at no time exceeded 5% of the paid-up equity capital of the Company.

Pursuant to the provisions of SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (‘Employee Benefits Regulations’), disclosure with respect to the ESOS Scheme of the Company as on 31 March 2022 is available on the website of the Company at www.vedantalimited.com.

The Company confirms that the Scheme complies with the SEBI Employee Benefits Regulations and there have been no material changes to the plan during the financial year.

A certificate from M/s Vinod Kothari & Company, Practicing Company Secretaries, Secretarial Auditors, with respect to the implementation of the Company’s ESOS schemes, would be placed before the shareholders at the ensuing Annual General Meeting (AGM). A copy of the same will also be available for inspection through electronic mode.

MANAGERIAL REMUNERATION, EMPLOYEE INFORMATION AND RELATED DISCLOSURES

The remuneration paid to Directors, Key Managerial Personnel, and Senior Management Personnel during FY 2022 was in accordance with the Nomination and Remuneration Policy of the Company.

Disclosures under Section 197 of the Act and Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 (“Rules”) relating to the remuneration and other details as required is appended as ‘Annexure C’ to the Report.

In terms of provision of Section 136 of the Act and Rule 5(2), the Report and the Financial Statements are being sent to the Members of the Company excluding the statement of particulars of employees as prescribed under Rule 5(2) of the Rules. The said information is available for inspection through electronic mode. Any member interested in obtaining a copy of the said statement may write to the Company Secretary and the same will be furnished upon such request.

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COMPENSATION GOVERNANCE PRACTICES AT VEDANTA

Our Compensation Philosophy: People are our greatest asset, and we are committed to providing all our employees with a safe and healthy work environment. Linkage of Reward Priorities to Business Priorities Ensuring a Uniform Experience Across Group. Built on the core objective of driving ‘Pay for Performance’ culture, the mix of components of the Executive Compensation aim to drive the short as well as long term interests of the Company and its shareholders through strong emphasis on operational / financial fundamentals, social license to operate and business sustainability, strategic objectives of resource and reserve creation and wealth creation for stakeholders.

EXECUTIVE COMMITTEE MEMBERS

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Linkage	to ESG/safety

•	Scorecard based performance management approach. Greater emphasis is laid on setting of objective KPIs along with continuous performance dialogue.

•	Culture of safety and sustainability to achieve our ultimate vision of “Zero Harm”, “Zero Waste & “Zero Discharge”. The safety and sustainability scorecards under the Vedanta Sustainability Assurance Program form an integral component. Progressively, impact of carbon footprint has been added as a performance parameter.

•	ESG Component in Annual Performance Bonus: based on a balanced scorecard of financial, operational, sustainability and strategic metrics. Appropriate weightage is allocated to efforts towards our people and individual performance.

•	Long Term Incentive Plan (LTIP) The vesting is attributed to sustained business and individual performance against the pre-determined criterion.

•	Any fatality in the group impacts the annual bonus of all the employees associated with the respective entity as a negative multiplier. On the other hand, as a reinforcer, a positive multiplier is added to reward efforts towards ensuring nil fatality.

•	Governance: The Executive Compensation Philosophy is well established & benchmarked across relevant industry comparators. All parameters are reviewed each year by the Nomination and Remuneration Committee. Timely risk assessment of compensation practices is done in addition to review of all components of compensation for consistency with stated compensation philosophy.

•	Voice of the employee: Involvement from diverse functions and well- known external partners & timely communication to ensure transparency to all employees.

Vedanta has been built on a strong foundation of governance where the Board, Key Executives and Compliance Officer have been vigilant and committed to ensure structural integrity, soundness and highest standards of compensation practices. Over the last few years we have matured many of our reward practices as an attempt to continue to raise the bar.

•	The composition of Nomination and Remuneration Committee (NRC) is in compliance with the Listing Regulations and majority of the members are Independent Directors. The Chairman of the committee is an Independent Director.
•	The members of the NRC together bring out the rich expertise, diverse perspectives and independence in decision making on all matters of remuneration for Directors, Key Managerial Personnel (KMP) & Senior Management Personnel (SMP). The Independent Directors are actively engaged throughout the year as members of the NRC in various people matters even beyond remuneration.

•	A board charter appoints and sets our primary responsibilities of NRC which includes selecting, compensating, monitoring and, when necessary, replacing key executives and overseeing succession planning.

•	Best in class independent consultants are engaged to advise and support the committee on matters of board evaluation and leading reward practices in the industry.

•	The Executive Compensation Philosophy is well established and benchmarked across relevant industry comparators which enables us to differentiate people on the basis of performance, potential and criticality in-order to provide a competitive advantage in the industry.

•	Timely risk assessment of compensation practices is done in addition to review of all components of compensation for consistency with stated compensation philosophy:

-	Financial analysis & simulation of the long-term cost of reward plans and their Return on Investments (ROI).

-	Provision of claw back clause as part of the ground rules of our long-term incentive scheme for all our leaders.

-	Upper limits and caps defined on incentive pay-outs in the event of over-achievement of targets to avoid windfall gains.

•	We do not encourage provision of excessive perks or special clauses as part of employee contract such as:

-	No provision of Severance Pay in Employment contracts of Whole-Time Directors (WTD), KMP & SMP.

-	No Tax Gross up done for executives except for expatriates as part of tax equalization

-	No provision of unearned Incentives / unvested Stock or Cash Options Any benefit provided to Key Executives are available to all the employees of the Company as per the defined Company policy.

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We continue to corroborate the Internal Pay Equity Principles, sustained attention to equity grant practices and maintain checks & balances to confirm that the practices are legally and ethically compliant with International, national, and state/regional laws.

PREVENTION OF SEXUAL HARASSMENT AT WORKPLACE

The Company has zero tolerance for sexual harassment at workplace and has adopted a Policy on Prevention, Prohibition and Redressal of Sexual Harassment at Workplace, which provides detailed rules on employee conduct and the process for reporting any misconduct.

All employees are expected to respect their colleagues and not to harass them by their conduct, sexually or otherwise.

As part of Vedanta Group, your Company is an equal opportunity employer and believes in providing opportunity and key positions to women professionals. The Group has endeavored to encourage women professionals by creating proper policies to tackle issues relating to safe and proper working conditions and create and maintain a healthy and conducive work environment that is free from discrimination. This includes discrimination on any basis, including gender, as well as any form of sexual harassment. During the period under review, out of all the complaints received, seven complaints were found to be correct which were duly resolved and appropriate action was undertaken. Your Company has constituted Internal Complaints Committee (ICC) for various business divisions and offices, as per the requirements of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013.

4.	RISK MANAGEMENT

RISK MANAGEMENT

The businesses are exposed to a variety of risks, which are inherent to a global natural resources organization. The effective management of risk is critical to support the delivery of the Group’s strategic objectives. Risk management is embedded in the organization’s processes and the risk framework helps the organization meet its objectives by aligning operating controls with the mission and vision of the Group set by the Board.

As part of our governance philosophy, the Board has a Risk Management Committee to ensure a robust risk management system. The details of Committee and its terms of reference are set out in the Corporate Governance Report, which forms part of this Annual Report.

With effect from 06 June 2020, the Risk Management Committee has been consolidated with the Audit Committee comprising of only Independent Directors ensuring robust risk management systems in place with valued feedback of Independent Directors being on the Committee.

Our risk-management framework is designed to be simple, consistent, and clear for managing and reporting risks from the Group’s businesses to the Board. Our management systems, organizational structures, processes, standards, and code of conduct together form the system of internal controls that govern how we conduct business and manage associated risks. We have a multi-layered risk management framework to effectively mitigate the various risks, which our businesses are exposed to in the course of their operations.

The Audit & Risk Management Committee aids the Board in the risk management process by identification and assessment of any changes in risk exposure, review of risk control measures and by approval of remedial actions, where appropriate. The Committee is in turn supported by the Group Risk Management Committee which helps the Audit & Risk Management Committee in evaluating the design and operating effectiveness of the risk mitigation program and the control systems.

Major risks identified by businesses and functions are systematically addressed through mitigating actions. Risk officers have also been formally nominated at operating businesses, as well as at Group level, to develop the risk-management culture within the businesses.

The Risk Management Policy of the Company revised in 2019 covers cybersecurity as well.

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GROUP RISK MANAGEMENT FRAMEWORK

For a detailed risk analysis, you may like to refer to the risk section in the Management Discussion and Analysis Report which forms part of this Annual Report.

CYBER SECURITY

The Group has a structured framework for cybersecurity. Each of the Business Units has a CIO (Chief Information Officer) with suitable experience in Information / Cybersecurity. Every year, cybersecurity review is carried out by IT experts (belonging to IT practices of Big-4 firms). Vulnerability Assessment and Penetration Testing (VAPT) review is also carried out by cyber experts. This practice has been in place for several years now and has helped in strengthening the cyber security environment in the group. At the same time, the external environment on cybersecurity is continuously evolving. The respective CIOs are responsible for ensuring appropriate controls are in place to address the emerging cyber risks.

INTERNAL FINANCIAL CONTROLS

Your Board has devised systems, policies, and procedures/ frameworks, which are currently operational within the Company for ensuring the orderly and efficient conduct of its business, which includes adherence to policies, safeguarding its assets, prevention and detection of frauds and errors, accuracy and completeness of the accounting records and timely preparation of reliable financial information. In line with best practices, the Audit & Risk Management Committee and the Board reviews these internal control systems to ensure they remain effective and are achieving their intended purpose. Where weaknesses, if any, are identified as a result of the reviews, new procedures are put in place to strengthen controls. These controls are in turn reviewed at regular intervals.

The systems/frameworks include proper delegation of authority, operating philosophies, policies and procedures, effective IT systems aligned to business requirements, an internal audit framework, an ethics framework, a risk management framework, and adequate segregation of duties to ensure an acceptable level of risk. Documented controls are in place for business processes and IT general controls. Key controls are tested by entities to assure that these are operating effectively. Besides, the Company has also adopted an SAP GRC (Governance, Risk and Compliance) framework to strengthen the internal control and segregation of duties/ access.

The Company has documented Standard Operating Procedures (SOP) for procurement, project/ expansion management capital expenditure, human resources, sales and marketing, finance, treasury, compliance, Safety, Health, and Environment (SHE), and manufacturing.

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The Group’s internal audit activity is managed through the Management Assurance Services (‘MAS’) function.

It is an important element of the overall process by which the Audit & Risk Management Committee and the Board obtains the assurance on the effectiveness of relevant internal controls.

The scope of work, authority and resources of MAS are regularly reviewed by the Audit & Risk Management

Committee. Besides, its work is supported by the services of leading international accountancy firms.

The Company’s system of internal audit includes covering monthly physical verification of inventory, a monthly review of accounts and a quarterly review of critical business processes. To enhance internal controls, the internal audit follows a stringent grading mechanism, focusing on the implementation of recommendations of internal auditors. The internal auditors make periodic presentations on audit observations, including the status of follow-up to the Audit & Risk Management Committee.

The Company is also required to comply with the Sarbanes Oxley Act Sec 404, which pertains to Internal Controls over Financial Reporting (ICOFR). Through the SOX 404 compliance programme, which is aligned to the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, the Audit & Risk Management Committee and the Board also gains assurance from the management on the adequacy and effectiveness of ICOFR.

In addition, as part of their role, the Board and its Committees routinely monitor the Group’s material business risks. Due to the limitations inherent in any risk management system, the process for identifying, evaluating, and managing the material business risks is designed to manage, rather than eliminate risk. Besides it created to provide reasonable, but not absolute assurance against material misstatement or loss.

Since the Company has strong internal control systems which are further strengthened by periodic reviews as required under the Listing Regulations and SOX compliance by the Statutory Auditors, the CEO and CFO recommend to the Board continued strong internal financial controls.

There have been no significant changes in the Company’s internal financial controls during the year that have materially affected or are reasonably likely to materially affect its internal financial controls, other than as mentioned in the “Audit Report and Auditors” section to this report.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their objectives. Moreover, in the design and evaluation of the Company’s disclosure controls and procedures, the management was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Further, the Audit & Risk Management Committee annually evaluates the internal financial controls for ensuring that the Company has implemented robust systems/framework of internal financial controls viz. the policies and procedures adopted by the Company for ensuring the orderly and efficient conduct of its business, including adherence to Company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information.

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“Internal Financial Control are policies and procedures adopted by the company for ensuring the orderly and efficient conduct of its business, including adherence to company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information”

Building blocks

VIGIL MECHANISM

The Company has in place a robust vigil mechanism for reporting genuine concerns through the Company’s Whistle-Blower Policy. As per the Policy adopted by various businesses in the Group, all complaints are reported to the Director – Management Assurance, who is independent of operating management and the businesses. In line with global practices, dedicated email IDs, a centralized database, a 24X7 whistle-blower hotline and a web-based portal have been created to facilitate receipt of complaints. All employees and stakeholders can register their integrity related concerns either by calling the toll-free number or by writing on the web-based portal which is managed by an independent third party. The hotline provides multiple local language options. All cases reported as part of whistle-blower mechanism are taken to their logical conclusion within a reasonable timeframe. After the investigation, established cases are brought to the Group Ethics Committee for decision-making. All Whistle-Blower cases are periodically presented and reported to the Company’s Audit & Risk Management Committee. The details of this process are also provided in the Corporate Governance Report and the Whistle-Blower Policy is available on the Company’s website at www. vedantalimited.com.

MANAGEMENT DISCUSSION AND ANALYSIS

The Management Discussion and Analysis Report for the year under review, as specified under Regulation 34 read with Schedule V of Listing Regulations is presented in a separate section, forming part of this Annual Report.

5.	INNOVATION, DIGITALIZATION AND TECHNOLOGY INNOVATION, DIGITALIZATION & TECHNOLOGY

At Vedanta, we are building on our successes with ‘digital’ both in the mining and metals, and oil and gas business with rapid digital transformation. It is the group’s ambition to leverage cutting edge technology and partners to drive best in class operations and sustainability. In our oil and gas business, the focus is to enable the users to capitalize on digital technology breakthroughs in R&R and daily operations to deliver tomorrow’s energy in an efficient and sustainable manner. In Mining and Metals, we have transformed ourselves from operating mechanized and manual mines to fully digital mines. We are at a juncture in our digital journey where we are scaling our digital efforts across businesses.

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In this connection – the company has greenlit multiple flagship programs to not only drive the overall transformation journey, but also to build the internal “Digital muscle” to sustain the gains of the transformation.

At Vedanta we are doing a group-wide digital transformation, Project Pratham with the vision of transforming Vedanta Group into a truly digital-first organization and making digital the new way of working. Project Pratham is delivering digital transformation across our Mining & Metals and Oil & Gas business with a focus on driving asset optimization, production volume growth, operating cost reductions, enhanced safety and improve ease of doing business. The objective of the program is to deliver a combination of tangible value in the form of EBITDA increase and other intangible gains such as enhanced safety and security, sustainability, better governance, and improved employee productivity.

To sustain this change, we have a built a foundation which has a healthy pipeline of initiatives in the areas of Industry 4.0 like Smart Manufacturing, Analytics, Automation, Horizontal and vertical system integration and Cybersecurity. Last year, Vedanta’s Oil & Gas vertical won IDC Award for Innovation in Operations category in the industry vertical of Electric, Gas, Oil & Water, Utility, Mining.

To engage with innovative start-ups and leverage their technological capabilities and agility-Vedanta Spark’s first edition was launched in Oct’20. The program attracted 1,300+ startups and more than 50 startup engagements have been initiated across Vedanta’s diverse business. The Company has launched the second edition of Vedanta Spark with an increased focus on ESG and sustainability. Vedanta is also looking to invest in startups through the program’s ventures arm.

In addition, the Company has launched yearly group-wide idea generation competition – Pratham Digital Olympics, Innovation Challenge to incentivize grass-root level innovations and bring digital cultural change. Top ideas are selected for implementation with the senior management sponsorship and incentivized the team based on the deliverables to motivate peer employees to come up with new ideas in the yearly competition.

POLICY AND ADVOCACY

Vedanta believes in sustainable and equitable development of natural resource sector in national interest. Our Policy Advocacy efforts evolve around our core values and we bring out the industry issues along with recommendations for feasible solutions. Our Company participates in stakeholder consultations on economic reforms, raw material & energy security, cost of doing business, business continuity, ease of doing business, sustainable business practices and other policy and regulatory matters which are related to the industries we work within in a responsible manner. We work across stakeholder groups including industry associations, think tanks, academia and media, having an impact on our sector and economy as a whole.

RESEARCH AND DEVELOPMENT

Vedanta is a very progressive company in absorbing emerging technologies for exploitation, while accounting for the sustainability and techno-commercial aspects. This has helped Vedanta in staying ahead in several areas of their business.

Hindustan Zinc Limited has renewed its commitment to R&D through a decision to significantly enhance the R&D intensity. It works at the interface between science and business to generate ideas and converting these into practical innovation. The focus areas include studies of the changing characteristics of the ore, estimating the future developmental needs, optimization of the processes for enhancing the recovery of metals, reducing material consumption and waste generation, development of alternative applications etc. This is achieved through new technology development in collaboration with world class universities and institutes, technology providers and start-ups. Some commercial implementations of this year include process for Zn metal recovery from treatment of lead concentrates, and process for controlling concentrate impurities while using non-hazardous cost-effective reagents. Monitoring of ore characteristics at various mines has provided opportunities for optimizing ore blend. Successful plant trials are completed for enhanced metal recovery from smelter residues. In the coming year, we will focus on improving mineral processing and smelting processes, efficiencies of electrolysis processes, and recovery of valuables from multiple waste streams.

In Aluminium Business, a new R&D vertical has been constituted with a robust pipeline of 20+ initiatives across areas like Process Improvement, Waste to Wealth, Product Development, Product Quality, Cost Optimization, etc. To this effect, we have entered into partnerships with various eminent institutes like IIT Kharagpur, IIT Delhi, Institute of Minerals & Materials Technology (IMMT) Bhubaneswar, etc. In the meantime, in-house capabilities will be strengthened both in terms of R&D infrastructure and highly skilled technical workforce.

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Sterlite Copper always strive to provide best in class support to the customers in terms of product quality, packaging and other services. In the FY 2022, under the sustainable packaging initiative, 100% recyclable packaging solution is introduced for the copper rod. This packaging provides protection even under adverse climate conditions and has lead to customer delight. Further, our extraction processes have been improved to provide purer products. As a part of ESG journey, addition to our renewable Solar Energy power has lead to reduction of the carbon footprint by 445 TCO2 eq/year, and we are aiming towards further the journey to “green copper”.

In Iron & Steel sector, we are working with CSIR – NML for reductant blend optimization in submerged electric arc furnaces in ferro chrome production. We have partnered with IMMT Bhubaneshwar to develop process for converting medium grade high LOI iron ore from Karnataka into good quality pellet, and we are proceeding to scale-up. We are jointly working with IIT Roorkee on development of white cast iron which is a potential import substitute. On R&D front, we are working with IIT Bombay for understanding the fundamentals of green steel making. We also have had good success with replacing coke with alternatives like Briquettes.

In Cairn we continue to operate our fields in a digital manner through unmanned well pads with remote access which drastically reduces human exposure to risk and increases operational efficiency. We have undertaken further digital initiatives to improve our efficiency, ranging from drone-base inspection of overhead power lines, Artificial-Intelligence (AI) based CCTV cameras to solar based traffic light systems. We have also strengthened our hazard management by enabling reporting through kiosks and mobile-based apps and increased usage of high-voltage proximity detectors for cranes and tippers to avoid incident with overhead electrical lines.

6.	INVESTOR RELATIONS

Your Company’s active Investor Relations (IR) function continuously strives for excellence by engaging with international and domestic investors. Your Company benchmarks global IR standards and aims at exceeding them. The Company proactively seek feedback from all stakeholders throughout the year.

Shareholder engagement

The Investor Relations team interacts with investors at various platforms to ensure consistent and clear communication of Company’s Investment case. Some of these forums include quarterly earnings calls, hosting Investor/Analyst Day, site visits for key businesses, one-on-one as well as group meetings and participation in sell-side conferences. The leadership teams from various businesses, along with promoters of the Company and senior management consisting of the CEO and the CFO, also participate in some of these engagements. These proactive investor engagement activities and openness of senior leaders to interact with investors and analysts is well appreciated by all stakeholders.

Shareholder communication

Shareholders can contact us any time through our Investor Relations team, with contact details available online at www.vedantalimited.com. Shareholder and analyst feedbacks are shared in a timely and structured manner with the Board through the Chairman, the Senior Independent Director, the CEO, the CFO, and the Company Secretary. Ongoing communication with our stakeholders keeps the board and senior management abreast of their views and helps to gain insight.

Shareholder disclosures

Vedanta has set standards through the detailed and transparent disclosures on the Company’s operational and financial performance. Your Company created its first Integrated Report (for Financial Year 2018) and continued thereafter. The Company was conferred the prestigious LACP award for its FY 2021 Integrated Report. Having a diverse shareholder base and multiple business verticals, demands enormous efforts from an IR function to manage investors, sell-side analysts as well as ensuring a timely and complete business update is provided to all. As a key milestone in this continuing endeavour, your Company created a digital interactive microsite on the corporate website to provide an interactive experience beyond what is available in the annual and quarterly results materials.

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KEY INITIATIVES WITH RESPECT TO VARIOUS STAKEHOLDERS

The Company maintains its focus on all round development and contribution towards its stakeholders. The Integrated Report, CSR Report, Tax Transparency Report, TCFD Report and the Sustainability Report, which are separately published, provides detailed information on the ESG and investor- focused key initiatives taken by the Company towards its employees, shareholders, investors, business partners, civil society, local community, and nation at large.

7.	CORPORATE GOVERNANCE

REPORT ON CORPORATE GOVERNANCE

Your directors reaffirm their continued commitment to good corporate governance practices. Your Company fully adheres to the standards set out by the Securities and Exchange Board of India for Corporate Governance practices.

Your Company is consistent in maintaining the highest standards of corporate governance in the management of its affairs and ensuring its activities reflect the culture we wish to nurture with our colleagues and other stakeholders.

As part of commitment to the various stakeholders, the Company follows global best practices. To meet its obligations towards its shareholders and other stakeholders, the Company has a corporate culture of conscience and consciousness, integrity, transparency, and accountability for efficient and ethical conduct of business.

Our disclosures seek to attain the best practices in international corporate governance, and we constantly endeavor to enhance long-term shareholder value. Our Corporate governance report for fiscal 2022 forms part of this Annual Report.

DIRECTORATE, KEY MANAGERIAL PERSONNEL AND SENIOR MANAGEMENT PERSONNEL

The Board of Directors of the Company provide entrepreneurial leadership and plays a crucial role in providing strategic supervision, overseeing the management performance, and long-term success of the Company while ensuring sustainable shareholder value. Driven by its guiding principles of Corporate Governance, the Board’s actions endeavor to work in best interest of the Company.

The Directors hold a fiduciary position, exercises independent judgement, and plays a vital role in the oversight of the Company’s affairs. Our Board represents a tapestry of complementary skills, attributes, perspectives and includes individuals with financial experience and a diverse background.

In line with the recommendation of SEBI and our relentless endeavor to adhere to the global best practices, the Company is chaired by Mr. Anil Agarwal, Non-Executive Chairman effective 01 April 2020.

During FY 2022, the following appointments were made on the Board of the Company:

1.	Appointment of Mr. Sunil Duggal (DIN: 07291685) as a Whole-Time Director designated as Chief Executive Officer for a period from 25 April 2021 to 31 July 2023.

Mr. Duggal brings with him over 36 years of experience of leading high-performance teams and more than 20+ years in leadership positions. He is known for his ability to calmly navigate through tough and challenging times, nurture and grow a business, evaluate opportunities & risks and successfully drive efficiency & productivity whilst reducing costs & inefficiencies and deliver innovative solutions to challenges.

2.	Appointment of Mr. Akhilesh Joshi (DIN: 01920024) as a Non-Executive Independent Director for first term of one (1) year effective from 01 July 2021 to 30 June 2022.

Mr. Joshi has rich professional experience of over 44 years in mining. He nurtured one of the worlds’ largest zinc, lead and silver producing organization. With his exemplary skillset and knowledge of the mining industry, your Board believes that he will broaden the board’s experience and will be an asset in the growth of the Company.

The detailed profile of Mr. Joshi and Mr. Duggal forms part of the Corporate Governance Report in this Annual Report.

Further, pursuant to the recommendation of the Nomination and Remuneration Committee, the Board approved the re-appointment of Mr. U.K. Sinha (DIN:00010336) for a second and final term of 3 years effective from 11 August 2021 to 10 August 2024. The said re-appointment was approved by shareholders in the Annual General Meeting held on August 10, 2021.

Mr. Ajay Goel was appointed as Acting Chief Financial Officer of the Company with effect from 23 October 2021. Mr. Ajay Goel is a national rank-holder both in Chartered Accountant and Company Secretary and comes with a rich experience in global multinational companies such as GE, Nestle, Coca Cola and Diageo – USL. Your Board believes that Mr. Goel has demonstrated the leadership acumen and potential to head the finance function and has been managing all the affairs of the company with appropriate blend of financial and technical experience.

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The Key Managerial Personnel and Senior Management Personnel, similarly, comprises of multifarious leaders with each member bringing in their key proficiency in different areas aligned with our business and strategy.

A comprehensive update on the change in the Directorate, Key Managerial Personnel and Senior Management Personnel of the Company along with the directorships held in other Companies, their skills and expertise have been explicated in the Corporate Governance report forming part of this Annual Report.

DIRECTOR RETIRING BY ROTATION:

As per the provisions of Companies Act, 2013, Ms. Priya Agarwal (DIN: 05162177), Non-Executive Director of the Company, is liable to retire by rotation at the ensuing AGM and being eligible, offers herself for re-appointment. Based on the performance evaluation and recommendation of the Nomination & Remuneration Committee, Board recommends her re-appointment.

Brief Profile and other related information seeking reappointment is provided in the AGM Notice.

BOARD AND COMMITTEES

The Board has overall responsibility for establishing the Company’s purpose, values, and strategy to deliver the long-term sustainable success of the Company and generate value for shareholders. The Board places great importance on ensuring these key themes continue to be appropriate for the businesses and markets in which we operate around the world, while being aligned with our culture.

The Board is supported by the activities of each of the Board Committees which ensure the right level of attention and consideration are given to specific matters. Accordingly, the Board has established Committees to assist it in exercising its authority. Each of the Committees has terms of reference under which authority is delegated by the Board. At present, the Company has the following Board Committees which ensures greater focus on specific aspects of Corporate Governance and expeditious resolution of issues of governance as and when they arise.

An all-embracing update on the Board, its committees, their composition, terms and reference, meetings held during FY 2022 and the attendance of each member is detailed in the Corporate Governance Report.

BOARD EFFECTIVENESS

Your Company has developed comprehensive induction processes for our new Board members which aim to provide a broad introduction to the Group and enable new directors to contribute to the Board’s deliberations from the outset. The details of the familiarization programme and process followed are provided in the Corporate Governance Report forming part of this Annual Report and can also be accessed on the website of the Company at www.vedantalimited. com.

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Annual Board Evaluation

The Board is committed to transparency in assessing the performance of Directors. The Board conducts annual evaluations of its performance, the performance of its Committees, the Chair, CEO, Directors, and the governance processes that support the Board’s work. As a part of governance practice, the Company, had engaged a leading consultancy firm, to conduct the Board Evaluation Process which was facilitated through an online secured module ensuring transparent, effective, and independent of the management. The evaluation parameters and the process have been explained in the Corporate Governance Report.

BOARD DIVERSITY AND INCLUSION

The Board sets the tone for inclusion and diversity across the Group and believes it is important to have an appropriate balance of skills, knowledge, experience, and diversity on the Board and at senior management level to ensure good decision-making. It recognizes the need to create conditions that foster talent and encourage all colleagues to achieve their full potential. A diverse Board with a range of views enhances decision-making which is beneficial to the Company’s long-term success and in the interests of Vedanta’s stakeholders.

The Board Diversity Policy adopted by the Board sets out its approach to diversity. The Policy can be accessed at www.vedantalimited.com.

Additional Details on the Board Diversity and the key attributes of the Board Members are explicated in the Corporate Governance Report forming part of this Annual Report.

POLICY ON DIRECTORS’ APPOINTMENT & REMUNERATION

The Nomination & Remuneration Policy adopted by the Board on the recommendation of the Nomination & Remuneration Committee enumerates the criteria for assessment and appointment/re-appointment of Directors, Key Managerial Personnel (KMP) and Senior Management Personnel (SMP) on the basis of their qualifications, knowledge, skill, industrial orientation, independence, professional and functional expertise among other parameters with no bias on the grounds of ethnicity, nationality, gender or race or any other such discriminatory factor.

The Policy also sets out the guiding principles for the compensation to be paid to the Directors, KMP and SMP; and undertakes effective implementation of Board familiarization, diversity, evaluation and succession planning for cohesive leadership management.

With your Company continuing to comply with the Policy in true letter and spirit, the complete Policy is reproduced in full on our website at www. vedantalimited.com and a snapshot of the Policy is elucidated in the Corporate Governance Report.

OBSERVANCE OF THE SECRETARIAL STANDARDS

The Directors state that proper systems have been devised to ensure compliance with the applicable laws. Your Company adheres and complies with the applicable Secretarial Standards issued by the Institute of Companies Secretaries of India (ICSI).

INDEPENDENT DIRECTORS STATEMENT

The Company has received declaration from all the Independent Directors that they continue to meet the criteria of independence as provided under the Companies Act and Listing Regulations and comply with the Code for Independent Directors as specified under Schedule IV of the Act.

The Directors have also confirmed that they are not aware of any circumstance or situation, which exists or may be reasonably anticipated, that could impair or impact their ability to discharge their duties with an objective independent judgement and without any external influence.

Further, the Company in compliance with SEBI LODR (Third) Amendment Regulations, 2021, has received the declaration of Independence revised as per the regulations and in compliance with Rule 6(1) and 6(2) of the Companies (Appointment and Qualification of Directors) Rules, 2014, all Independent Directors of the Company have registered themselves with the Indian Institute of Corporate Affairs (IICA).

ANNUAL RETURN

In terms of provisions of Section 92, 134(3)(a) of the Companies Act, 2013 read with Rule 12 of Companies (Management and Administration) Rules, 2014, the Annual Return in Form MGT-7 for the financial year ended 31 March 2022 is put up on the Company’s website and can be accessed at www.vedantalimited.com.

AUDIT REPORTS AND AUDITORS

Audit Reports:

The Statutory Auditors have issued unmodified opinion on the financial statements of the Company as of and for the year ended 31 March 2022.

•	The Statutory Auditors’ report for FY 2022 does not contain any other qualification, reservation or adverse remarks which calls for any explanation from the Board of Directors. The Auditors’ report is enclosed with the financial statements in the Annual Report.

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•	The Secretarial Auditors’ Report for FY 2022 does not contain any qualification, reservation, or adverse remark. The report in form MR-3 along with Annual Secretarial Compliance Report is enclosed as ‘Annexure D’ to the Directors’ Report. Further, in terms of Regulation 24A of Listing Regulations, the secretarial audit report of Bharat Aluminium Company Ltd. (BALCO) which is an unlisted material subsidiary of the Company is also enclosed as ‘Annexure D’ to the Directors’ Report.

Auditors Certificates:

•	As per the listing regulations, the auditors’ certificate on corporate governance is enclosed as an Annexure to the Corporate Governance Report forming part of the Annual Report. The Certificate does not contain any other qualification, reservation, or adverse remark except as mentioned in the report.

•	A certificate from Company Secretary in Practice certifying that none of the directors on the Board of the Company have been debarred or disqualified from being appointed or continuing as directors of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority forms part of the Corporate Governance Report.

Auditors:

Statutory Auditors

•  M/s S.R. Batliboi & Co. LLP, Chartered Accountants (Firm Registration No. 301003E / E300005) had been appointed as the Statutory Auditors of the Company in the 56th Annual General Meeting to hold office for a period of five (5) years to the conclusion of 61st Annual General Meeting.

• The Auditors have confirmed that they are not disqualified from being re-appointed as Statutory Auditors of the Company.

•  The report of the Statutory Auditors along with notes to financial statements is enclosed to this Report. The Notes on financial statements referred to in the Auditors’ Report are self- explanatory and do not call for any further comments.

•  The auditors have also furnished a declaration confirming their independence as well as their arm’s length relationship with the Company. The Audit & Risk Management Committee reviews the independence and objectivity of the auditors and the effectiveness of the audit process.

• The Statutory Auditors were present at the last AGM of the Company.

Secretarial Auditors	• M/s Vinod Kothari & Co., Practicing Company Secretaries had been appointed by the Board to conduct the secretarial audit of the Company for FY 2022.

• The Company had received a certificate confirming their eligibility and consent to act as the Auditors.

•  The Secretarial Audit Report for the financial year ended March 31, 2022 forms part of this report and confirms that the Company has complied with the provisions of the Act, Rules, Regulations and Guidelines and that there were no deviations or non-compliances.

•  Pursuant to SEBI circular no. CIR/CFD/CMO1/27/2019 dated February 8, 2019, the Company has also undertaken an audit for all applicable compliances as per the Listing Regulations and circular guidelines issued thereunder. The Annual Secretarial Compliance Report for the FY 2022 has also been submitted to the Stock Exchanges within the stipulated timeline.

• The Secretarial Audit Report of its unlisted material subsidiary is annexed to this report.

• The Secretarial Auditors were also present at the last AGM of the Company.

Cost Auditors

•  M/s Shome and Banerjee and M/s Ramnath Iyer & Co., Cost Accountants, had been appointed by the Board to conduct the audit of cost records of the Oil & Gas Business and other Business segments of the Company respectively for the FY 2022.

• M/s Ramnath Iyer & Co., Cost Accountants were nominated as the Lead Cost Auditors.

• The Company had received a certificate confirming their eligibility and consent to act as the Auditors.

• The cost accounts and records of the Company are duly prepared and maintained by the Company as required under Section 148(1) of the Act pertaining to cost audit.

Internal Auditors	• M/s KPMG had been appointed as the Internal Auditors of the Company for FY 2022 to conduct the Internal Audit on the basis of detailed Internal Audit Plan.

• The Company has an independent in-house Management Assurance Services (MAS) team to manage the group’s internal audit activity and that functionally reports to the Audit & Risk Management Committee.

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REPORTING OF FRAUD BY AUDITORS

During the reporting year, under Section 143(12) of Companies Act, 2013, none of the Auditors of the Company have reported to the Audit & Risk Management Committee of the Board any instances of fraud by the Company or material fraud on the Company by its officers or employees.

LEGAL, COMPLIANCE, ETHICS AND GOVERNANCE FUNCTION

Through its concerted efforts to generate value while keeping integrity at the forefront, the Legal function of your Company is a valued partner in providing regulatory support and gauging the viability of strategic assistance for business partnership and expansion. It ensures advisory and compliance services pertaining to existing regulations and legislative developments for facilitating business agenda in the areas of effective claims and contract management, mergers and acquisitions, dispute resolution, litigation and adherence to competition, business ethics and governance.

With the aim to ensure smooth operations and safeguard interests of your Company for business growth and sustenance in an evolving, ambiguous and complex environment, the function continues to focus on presenting areas of opportunities; mitigating risks; providing proactive assistance to other functions and departments; and bringing about policy changes based on persistent interaction with various Government bodies and industrial associations like CII and FICCI.

As newer technologies continue to transform the market, your Company ensures adeptness in mechanisms to safeguard the data security and privacy of our stakeholders with enhanced legal and security standards. Simultaneously, to meet the growing business needs, the Legal function continues to seek and identify technological opportunities while harnessing existing know-how to streamline compliance frameworks, litigation management and conduct online ethics awareness training.

Our organizational values and principles are made applicable to all our employees through our Code of Business Conduct and Ethics. In a bid to create a better understanding of its practical implications, the Legal function conducts an annual online ethics training module to necessitate all employees to mandatorily embrace the values and principles embodied as a part of the afore-mentioned Code. Additionally, the function drives an Ethics Compliance Month initiative for raising awareness by conduct of employee trainings in areas of ethical concern such as insider trading, prevention of sexual harassment, anti-bribery, anti-corruption, and anti-trust laws through use of interactive learning tools.

Through our Supplier Code of Conduct, we also ensure that third parties, including their employees, agents and representatives who have a business relationship with your Company, are bound by industry standards as well as applicable statutory requirements concerning labour and human rights; health, safety, and environment; and business integrity.

8.	OTHER DISCLOSURES

RELATED PARTY TRANSACTIONS

Your Company has in place a Policy on Related Party Transaction (‘RPT’) (‘RPT Policy’) formulated in line with the provision of the Companies Act and Listing Regulations. The Company has voluntarily adopted a stricter policy as against the legal requirements. The Policy may be accessed at www.vedantalimited.com.

The Policy sets out the philosophy and processes to be followed for approval and review of transactions with Related Party and intends to ensure that proper reporting, approval and disclosure processes are in place for all transactions with Related Parties.

A detailed landscape of all RPTs specifying the nature, value, and terms and conditions of the transaction is presented to the Audit & Risk Management Committee. Also, a Related Party Transactions Manual-Standard Operating Procedures has been formulated to identify and monitor all such transactions.

During FY 2022, all the contracts/ arrangements/ transactions entered into by the Company with the related parties were in the ordinary course of business and on an arm’s length basis and were in compliance with the provisions of the Companies Act and Listing Regulations other than those mentioned in the Annexure IV of the Report on Corporate Governance forming part of the Annual Report.

All Related Party Transactions are subjected to independent review by a reputed accounting firm to establish compliance with the requirements of Related Party Transactions under the Companies Act, 2013 and Listing Regulations.

Further, there have been no materially significant RPTs during the year pursuant to the provisions of the Companies Act and Listing Regulations. Accordingly, the disclosure required u/s 134(3)(h) of the Act in Form AOC-2 is not applicable to your Company.

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SHARE CAPITAL AND ITS EVOLUTION

The Authorised Share Capital of the Company is ₹74,120,100,000 divided into 44,020,100,000 number of equity shares of ₹1/- each and 3,010,000,000 Preference Shares of ₹10/- each. There was no change in the capital structure of the Company during the period under review. All Equity Shares of the Company carry equal voting rights.

The details of share capital as on 31 March 2022 is provided below:

Particulars	Amount (₹)
Authorised Share Capital	74,120,100,000
Paid up Capital	3,717,504,871
Listed Capital	3,717,199,039
Shares under Abeyance pending	3,05,832
allotment*

*

During the year, the Company allotted 2,400 equity shares from the abeyance category. As on 31 March 2022, out of the total paid up capital of 3,717,504,871 equity shares, 305,832 equity shares are pending for allotment and listing and hence kept under abeyance since they are sub-judice.

The American Depositary Shares (ADS) of the Company have been delisted effective close of trading on NYSE on 08 November 2021. Further, post 11 January 2022, the ADS underlying equity shares which were not surrendered in accordance with the Deposit Agreement within the extended timelines i.e., 10 January 2022, were sold by the depositary and the proceeds, less and withholding taxes, fees and expenses were remitted to the ADS holders. Hence, as on 31 March 2022, there were no outstanding ADS of the Company.

The details of the Capital Evolution has been provided on the Company’s website and can be accessed at www.vedantalimited.com.

SUBSIDIARIES, JOINT VENTURES, AND ASSOCIATE COMPANIES

Your Company has 48 subsidiaries (13 direct and 35 indirect) as on 31 March 2022 as disclosed in the notes to accounts.

During the year and till date the following changes have taken place in subsidiary companies:

•	Sterlite (USA) Inc. has been dissolved w.e.f. 20 December 2021.

•	Cairn South Africa (Pty) Ltd has been deregistered effective from 06 April 2021.

•	Sesa Resources Limited has acquired shares of Sterlite Ports Limited and Paradip Multi Cargo Berth Private Limited w.e.f 30 August 2021.

•	Hindustan Zinc Alloys Private Limited, 100% subsidiary of Hindustan Zinc Limited, incorporated w.e.f. 17 November 2021.
•	Desai Cement Company Private Limited, 100% subsidiary of SMCL, acquired w.e.f. 15 November 2021.

•	Vedanta Zinc Football & Sports Foundation, 100% subsidiary of Hindustan Zinc Limited, incorporated w.e.f. 21 December 2021. There has been no material change in the nature of the business of the subsidiaries.

•	Rampia Coal Mines and Energy Private Limited struck off on 19 April 2021.

As at 31 March 2022, the Company has 07 associate companies and joint ventures.

Associate Companies and Joint Ventures:

•	Gaurav Overseas Private Limited

•	RoshSkor Township (Pty) Ltd

•	Raykal Aluminium Company Private Limited

•	Goa Maritime Private Limited

•	Madanpur South Coal Company Limited

•	Rosh Pinah Health Care (Proprietary) Limited

•	Gergarub Exploration and Mining (Pty) Limited

As required under Listing Regulations, the Consolidated Financial Statement of the Company and its subsidiaries and joint ventures, prepared in accordance with Ind AS 110 issued by the Institute of Chartered Accountants of India, form part of the Annual Report and are reflected in the Consolidated Financial Statement of the Company.

During the year, the Board of Directors have reviewed the affairs of the subsidiaries. Pursuant to Section 129(3) of the Companies Act 2013 (the Act), a statement containing the salient features of the financial statement of the subsidiary and associate companies is attached to the financial statement in Form AOC-1. The statement also provides details of performance and financial position of each of the subsidiaries and their contribution to the overall performance of the Company.

In accordance with Section 136 of the Act, the audited Standalone and Consolidated financial statements of the Company along with relevant notes and separate audited accounts of subsidiaries are available on the website of the Company at www.vedantalimited.com. Copies of the financial statements of the Company and of the subsidiary companies shall be made available upon request by any member of the Company.

Additionally, these financial statements shall also be available for inspection by members on all working days during business hours at the Registered Office of the Company.

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MATERIAL SUBSIDIARIES

The Company has adopted a policy on determination of material subsidiaries in line with the Listing Regulations. The policy aims to determine the Material Subsidiaries and Material Unlisted Indian Subsidiaries of the Company and to provide the governance framework for such subsidiaries. The policy may be accessed at www.vedantalimited.com.

In accordance with Regulation 16(1)(c) of the Listing Regulations, your Company has the following material subsidiary companies during the FY 2022:

•	Hindustan Zinc Limited (HZL), a listed subsidiary;

•	Cairn India Holdings Limited (CIHL), an unlisted subsidiary; and
•	Bharat Aluminium Co. Limited (BALCO), an unlisted subsidiary.

The Company is in compliance with the applicable requirements of the Listing Regulations for its subsidiary companies during the FY 2022.

DEBENTURES

During the FY 2022, your Company raised ₹1,000 Crores through issuance of Secured, Rated,

Redeemable, Non-Cumulative, Non-Convertible Debentures (NCDs) of face value of ₹1,000,000 each on private placement basis as per the following details:

Coupon Rate	Date of Allotment	No. of NCDs	Total Amount (in ₹)	Tenor	Maturity Date

7.68% Secured Rated Listed	31 December 2021	10,000	1,000 Crores	3 years	31 December 2024
Redeemable Non-Convertible
Debentures

The aforesaid debentures are listed on BSE Limited.

Further, the details of NCDs outstanding debentures as of 31 March 2022 have been detailed in the Corporate

Governance Report.

COMMERCIAL PAPERS

The Commercial Papers (CPs) issued by the Company had been listed on National Stock Exchange of India Limited and have been duly redeemed on timely basis. As on 31 March 2022, there are outstanding CPs aggregating to ₹5,095 Crores. Further details have been provided in the Corporate Governance Report.

UNCLAIMED SHARES

Pursuant to the SEBI Circular and Regulation 39 of Listing Regulations regarding the procedure to be adopted for unclaimed shares issued in physical form in public issue or otherwise, the Company has a separate demat account in the title of ‘Vedanta Limited – Unclaimed Suspense Account’ with HDFC Bank Limited.

The details of shares lying in the unclaimed suspense account are provided below:

Description	No. of shareholders	No. of Equity shares of Re. 1/-each
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year;	618	705,812
Number of shares transferred to the unclaimed suspense account during the year	—	—
Number of shareholders who approached issuer for transfer of shares from suspense account during the year;	18	43,874
Number of shareholders to whom shares were transferred from suspense account during the year;	—	—
Number of shares transferred to IEPF account pursuant to Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 read with Amendment Rules, 2017	80	147,566
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year. The voting rights on these shares shall remain frozen till the rightful owner of such shares claims the shares	520	514,372

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TRANSFER OF UNPAID AND UNCLAIMED AMOUNTS TO INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

In accordance with the provisions of Companies Act, 2013 and Investor Education and Protection Fund (Accounting, Audit, Transfer and Refund) Rules, 2016 (‘IEPF Rules’), the Company is required to transfer the following to IEPF:

•	Dividend amount that remains unpaid/unclaimed for a period of seven (7) years; and
•	Shares on which the dividend has not been paid/claimed for seven (7) consecutive years or more.

Your Company, in its various communications to the shareholders from time to time, requests them to claim the unpaid/unclaimed amount of dividend and shares due for transfer to IEPF established by Central Government. Further, in compliance with IEPF Rules including statutory modifications thereof, the Company publishes notices in newspapers and also sends specific letters to all the shareholders, whose shares are due to be transferred to IEPF, to enable them to claim their rightful dues.

Dividend and other amounts transferred/credited to IEPF during FY 2022

The details of dividend and other unpaid/unclaimed amounts transferred to IEPF during the year are provided below:

	Dividend and other unpaid/unclaimed amounts transferred to IEPF during the year
Financial Year	Type of Amount	Date of Declaration	Amount transferred to IEPF (in ₹)	Date of transfer to IEPF
2013-14	Final Dividend	11 July 2014	13,616,692.00	26 August 2021
2013-14	Final Dividend	23 July 2014	4,163,711.00	14 September 2021
2014-15	Interim Dividend	17 September 2014	3,679,435.00	02 November 2021
2014-15	Interim Dividend	29 October 2014	13,846,831.00	14 December 2021
Total			35,306,669.00

In view of specific order of court/tribunal/statutory authority restraining transfer of shares and dividend thereon, such shares and unpaid dividend have not been transferred to IEPF pursuant to Section 124 of Companies Act, 2013 and Rule 6 of IEPF Rules including statutory modifications or re-enactments thereof.

The details of dividend declared during the year on shares already transferred to IEPF are provided below:

	Dividend declared during FY 2022 on shares already transferred to IEPF
Financial Year	Type of Dividend		Date of Declaration	Amount transferred to IEPF (in ₹)	Date of transfer to IEPF
2021-22	Interim Dividend	(1st)	01 September 2021	78,131,965.59	17 September 2021
2021-22	Interim Dividend	(2nd)	11 December 2021	55,634,768.81	04 January 2022
2021-22	Interim Dividend	(3rd)	02 March 2022	55,683,880.00	24 March 2022
Total				189,450,614.40

Shares transferred/credited to IEPF during FY 2022

During the year, the Company transferred 420,334 equity shares of ₹1/- each comprising of 874 shareholders to IEPF. The Company has also uploaded the details of unpaid and unclaimed amounts lying with the Company as on 10 August 2021 (the date of last Annual General Meeting) on the website of the Company at www.vedantalimited.com. Further, the details of equity shares transferred are also made available on the website of the Company at www.vedantalimited.com.

The shareholders whose shares/dividends have been transferred to IEPF can claim the same from IEPF in accordance with the prescribed procedure and on submission of such documents as prescribed under the IEPF Rules. The process for claiming the unpaid shares/dividends out of IEPF can be accessed on the IEPF website at www.iepf.gov.in and on the website of the Company at www.vedantalimited.com.

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Dividend due to be transferred to IEPF during FY 2023

The dates on which unclaimed dividend and their corresponding shares would become due to be transferred to IEPF during FY 2023 are provided below:

Dividend due to be transferred to IEPF during FY 2023

Particulars	Date of Declaration	Date of completion of seven years	Due date for transfer to IEPF	Amount as on March 31, 2022 (in ₹)
Final Dividend 2014-15	11 July 2015	15 August 2022	14 September 2022	20,255,065.95
Final Dividend 2014-15	21 July 2015	25 August 2022	24 September 2022	4,668,076.00
Interim Dividend 2015-16	27 October 2015	01 December 2022	31 December 2022	32,340,168.00
Total				57,263,309.95

Ms. Prerna Halwasiya, the Company Secretary & Compliance Officer of the Company is designated as the Nodal Officer under the provisions of IEPF. The contact details can be accessed on the website of the Company at www.vedantalimited.com.

TRANSFER TO RESERVES

The Company proposes Nil transfer to General Reserve out of its total profit of ₹17,245 Crore for the financial year.

Further, with respect to transfer of amount lying to the credit of General Reserves to Retained Earnings, the Board of Directors of the Company, basis the recommendations of the Audit & Risk Management Committee and Committee of Independent Directors of the Company, at its meeting held on 29 October 2021 approved the Scheme of Arrangement (‘Scheme’) between the Company and its shareholders under Section 230 and other applicable provisions of the Companies Act, 2013 (‘Act’). The detailed information pertaining to the above scheme forms part of the Notes to the standalone financial statements.

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS

The particulars of loans given, investments made, guarantees given and securities provided along with the purpose for which the loan or guarantee or security is proposed to be utilised as per the provisions of Section 186 of the Act are provided in the standalone financial statements. (Please refer to Notes to the standalone financial statements).

FIXED DEPOSITS

As on 31 March 2022, deposits amounting to ₹54,000 remain unclaimed. Since the matter is sub judice, the Company is maintaining status quo.

PUBLIC DEPOSITS

The Company has not accepted any deposits falling under the ambit of Section 73 of the Companies Act, 2013 (‘Act’) and the Rules framed thereunder during the year under review.

MATERIAL CHANGES AFFECTING THE FINANCIAL POSITION OF THE COMPANY

No material changes and commitments have occurred subsequent to the close of the financial year till the date of this Report which may affect the financial position of the Company.

SIGNIFICANT & MATERIAL ORDERS PASSED BY THE REGULATORS OR COURTS OR TRIBUNALS

Provided below are the significant and material orders which have been passed by any regulators or courts or tribunals against the Company impacting the going concern status and Company’s operations in future.

Iron-Ore Division – Goa Operations

Supreme Court (‘SC’) in the Goa Mining matter in 2014 declared that the deemed mining leases of the lessees in Goa expired on 22 November 1987 and the maximum of 20 years renewal period of the deemed mining leases in Goa under the Mines and Minerals (Development and Regulation) (‘MMDR’) Act had also expired on 22 November 2007 and directed state to grant fresh mining leases. Thereafter, various mining leases were renewed by the state government before and on the date the MMDR Amendment Ordinance 2015 came into effect (i.e. 12 January 2015).

These renewal of mining leases were challenged before the SC by Goa Foundation and others in 2015 as being arbitrary and against the judgment of the SC in the earlier Goa mining matter. The SC passed the judgement in the matters on 07 February 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The court directed all lease holders operating under a second renewal to stop all mining operations with effect from 16 March 2018 until fresh mining leases (not fresh renewals or other renewals) in accordance with the provisions of the MMDR Act, 1957 and fresh environmental clearances are granted.

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Subsequently, mining lessees and other mining stakeholder have filed applications in the pending Abolition Act matter for resumption of mining in the State. The Central Government has also filed an early hearing application in the long pending abolition matter.

We separately also filed a Special Leave Petition in the Supreme Court in appeal from the HC order against a non-consideration of our representation seeking an amendment of the mining lease till 2037 based on the provisions on the MMDR Amendment Act, 2015. The Special Leave Petition was disposed off by the Supreme Court vide an order dated 07 September 2021. We have filed a review petition against the order passed by SC dated 07 September 2021 which has been dismissed by the Supreme Court by order dated 30 March 2022.

Copper Division

Copper division of Vedanta Limited has received an order from Tamil Nadu Pollution Control Board (‘TNPCB’) on 09 April 2018 whereby they have rejected the Company’s application for renewal of Consent to Operate (‘CTO’) for the 400,000 Metric Tonnes Per Annum (‘MTPA’) Copper Smelter plant in Tuticorin. In furtherance to the order of TNPCB rejecting the Company’s application, the Company decided to shut its Copper smelting operations at Tuticorin and filed an appeal with TNPCB Appellate Authority against the order. During the pendency of the appeal, the TNPCB vide its order dated 23 May 2018 ordered disconnection of electricity supply and closure of the Company’s Copper Smelter plant. Post this the Govt of Tamil Nadu on 28 May 2018 ordered the permanent closure of the plant. The Company challenged the same in the National Green Tribunal (‘NGT’) which passed a favorable order for reopening of the plant.

The order was appealed by the TNPCB and the State of Tamil Nadu in the Supreme Court. The Supreme Court passed an order upholding the appeal and directing the Company to approach the Madras High Court for relief.

On 18 August 2020, the Division Bench of Madras High Court dismissed all the writ petitions filed by the Company. Vedanta Limited subsequently filed a Special Leave Petition to appeal against the Madras High Court decision before the Supreme Court. The SC commenced hearing of the SLP on 15 March 2022 and it was partly heard. The matter was to be heard again on 22 March 2022, however, due to the reconstitution of the bench that first heard the matter, the matter was not listed on that day. Next date of hearing shall be intimated upon the reconstitution of the original bench.

In the meantime, the Madurai Bench of the High Court of Madras in a public interest litigation filed against Vedanta by Fathima Babu held through its order dated 23 May 2018, that the application for renewal of the environmental clearance for the expansion project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before 23 September 2018. In the interim, the High Court ordered Vedanta to cease construction and all other activities on site for the proposed expansion project with immediate effect. Currently, the Ministry of Environment, Forest and Climate Change (‘MoEF’) has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the NGT case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. Separately, SIPCOT through its letter dated 29 May 2018, cancelled 342.22 acres of the land allotted to Vedanta Limited for the proposed expansion project. Further, the TNPCB issued orders on 07 June 2018, directing the withdrawal of the consent to establish for the expansion project, which is valid until 31 December 2022. In a writ filed before Madras High Court Madurai Bench challenging the lease cancellation order, Madras High Court through order dated 03 October 2018 has granted an interim stay in favour of the Company cancelling on the cancellation of 342.22 acres of the land allotted.

Further, on 07 June 2018, TNPCB withdrew the CTE granted for expansion project for a period of five years. The Company has filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB.

CHANGE IN NATURE OF BUSINESS OF COMPANY

There is no change in the nature of business of your Company during the year under review.

FAILURE TO IMPLEMENT ANY CORPORATE ACTION

There were no instances where the Company failed to implement any corporate action within the specified time limit.

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9.	AWARDS AND RECOGNITION

In its constant quest for growth and excellence, your Company continues to be committed towards maintaining the highest standards of corporate governance and sustainable practices. As a recognition for our unconventional innovations and significant contributions towards stakeholders and the society as a whole, your Company has been winning an array of accolades at various forums while securing plaudits as the recipient of numerous prestigious awards for demonstrating its business ethos.

These acknowledgements render a testament to the

Company’s progress and its diligent efforts towards delivering value for all its stakeholders.

The details of the key recognitions bestowed upon the

Company have been highlighted in a separate section in the Annual Report.

10.	DIRECTORS’ RESPONSIBILITY STATEMENT

As stipulated in Section 134 of the Companies Act, 2013, your Directors subscribe to the “Directors’ Responsibility Statement” and to the best of their knowledge and ability, hereby confirm that:

(a)	in the preparation of the annual accounts, the applicable accounting standards have been followed and there are no material departures from the same;

(b)

they have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year, i.e., 31 March 2022 and of the profit and loss of the Company for that period;

(c)

they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the Company’s assets and for preventing and detecting fraud and other irregularities;

(d)	the annual accounts have been prepared on a going concern basis;

(e)	they have laid down internal financial controls to be followed by the Company and that such internal financial controls are adequate and are operating effectively; and

(f)	proper systems have been devised to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

11.	APPRECIATION

We would like to record by gratitude and appreciation to all our stakeholders, including the Central and State Government Authorities, Stock Exchanges, Financial Institutions, Analysts, Advisors, Local Communities, Customers, Vendors, Business Partners, Shareholders, and Investors forming part of the Vedanta family for their continued support during the year. Your faith and vote of confidence hold in good stead, and motivate us in pursuing greater opportunities, responsible growth and enhanced delivery on our strategy. Let us also take this opportunity to thank our employees, whose enthusiasm, energy, and zeal, help us progress along our vision. The contribution our people make is the base on which we build further, and is integral to Vedanta’s high performing culture. At Vedanta, we are truly ‘Transforming for Good’ by increasing our focus on value-accretive growth, investing in digitalisation, bolstering our sustainability commitments and optimising our operations. Through this, we believe in playing an increasing role in nation building, and adding to India’s self sufficiency. As we grow from strength to strength, we request your extended support.

For and on behalf of the Board of Directors

Sd/-

Anil Agarwal

Non-Executive Chairman

DIN: 00010883

Place: London

Date: 28 April 2022

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Annexure A

Conservation of Energy and Technology Absorption

(A)	Conservation of Energy:

Conservation of natural resources continues to be the key focus area of your Company. Some of the important steps taken in this direction follow.

OIL & GAS BUSINESS:

Rajasthan Operations

i.

Utilization of associated natural gas by commissioning of 1.1 MW GEG at Rajasthan North satellite field (NI-02) for power generation and thereby reducing GHG emission by avoiding flaring. Cumulative GHG reduction potential of ~6100 tons of CO2e/annum, reduction in 1240 tons of CO2e in FY 2022.

ii.	Energy conservation by replacement of conventional lights with energy efficient lightings (LED) at MBA. Approx. 4,86,173 KWH equivalent to 1750 GJ saved in FY 2022.

iii.	Installation of Solar roof top of 15 KW at AGI 18 & 19. Renewable power generation potential of 22500 KWH/annum.

iv.

Avoidance of GHG emission by renewable power generation (solar): 345,171 KWH for RJ operations (Avoidance in 272 tons of CO2e in FY 2022) and 62,227 KWH from midstream in FY 2021 (Avoidance in 272 tons of CO2e in FY 2022.

v.	Conversion of induction motor to Permanent Magnetic Motor (4 motors) results in increasing energy efficiency; approx. 1555 GJ energy saved in FY 2022.

vi.	Solar installation 550 MW at operation base MPT. GHG reduction potential of ~734 tons of CO2e/ annum, reduction in 47 tons of CO2e in FY 2022.

vii.	Commissioning of 4*1.1 MW GEG at MPT/MWPs for power generation and thereby reducing GHG emission by avoiding flaring. Cumulative GHG reduction potential of ~24400 tons of CO2e/ annum.

Ravva Operations

i.	Three turbines to Two Turbines Operation

Normally three gas turbine generators are operated at Ravva to produce required power for Ravva terminal. Possibility to stop one turbine was reviewed to save fuel gas consumption and GHG emissions. After enhancement of power system protection settings and Load shedding logics, two turbine operation commenced during winters. Two turbine operation was continued for 132 days during winters and ~7000 scmd of fuel gas could be saved every day.

ii.	Conversion of Borewell pump from three stage to two stage.

It was reviewed to reduce power consumption of borewell pumps, and two existing three stage pumps (each 56 KW) were modified to two stage pumps (each 46 KW) which resulted in reduction of 10 KW per pump which would result in total annual energy conservation of 175200 KWH.

Cambay Operations

i.

Replaced conventional PWM based controllers with MPPT solar charge controllers at Offshore platforms resulting in improvement in power generation capacity by 30%. This also enabled harvesting increased solar energy during inclement weather conditions.

ii.	Installed 15 no. solar lights and replaced conventional lights with LED lamps. Total energy saving achieved was 8322.5 KWH/year.

COPPER BUSINESS:

i.	Installation of 825 KW Solar power plant – expected electric energy reduction of 542025 KWH/Yr.

ii.	Replacement of existing roof lights with LED lights in ACP, CCPC & CCPP – Reduction in Energy Consumption (157,680 KWH/Yr).

iii.	Installation of PNG pipeline & PRMS for using PNG in place of LPG – Reduction in energy consumption (159,444 KWH/Yr) – Power for LPG vaporization – Copper/Fujairah.

iv.

350 Kwp roof top solar power on PPA model – LOI given and approval from authority is in progress (Estimated saving in GHG emission – 145 T, Saving in conventional electrical energy – 250,800 KWH/Yr) – Copper/Fujairah.

v.	Replacement of existing MH light fittings/Pole lights with LED light – Reduction in energy consumption (14,500 KWH/Yr) – Copper/ Fujairah.

vi.	Replacement of AC units having frequent failures with energy efficient AC units (8,780 KWH/Yr) –Copper/Fujairah.

IRON ORE BUSINESS:

VAB

i.	Installed VFD for main cooling water pumps in sinter plant (Saving – 84,000 KWH/annum).

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ii.	Installed VFD for combustion air blower (Saving – 42,000 KWH/annum).

iii.	Replacement of HPSV lamps to LED lamps at PID-2 dispatch high mast tower (Saving – 35,478 KWH/annum).

iv.	Replacing cooling tower fan shaft from SS shaft to composite fiber shaft (Saving – 75,600 KWH/ annum).

v.	Connecting under-loaded Runner cooling fan motors in star mode (Saving – 33,600 KWH/ annum).

vi.	Conversion of 50KW of conventional lamps with LED lamps (Saving – 175,200 KWH/annum).

IOK

i.

Conversion of the luminaire carriage of High mast lights installed at BBH railway siding from Ring type to Stadium type and installation of 3 more masts by eliminating Sodium vapor lamps and Mobile Lighting generators (Saving: 19KL/annum HSD, 25.4MWh/annum).

ii.

Elimination of Mobile Lighting towers by installation of Inhouse fabricated 7m lighting towers and supply given through common DG/ K.E.B. supply. Diesel saving of 2.4KL/IR/Annum eliminated. Total 5 IRs eliminated in similar way.

POWER BUSINESS:

2400 MW Jharsuguda:

i.	U#3 Air Preheater basket & seals replaced to reduce the high flue gas exit temperature at Air Preheater outlet to design level saving 6 kcal/ KWH in heat rate and 388 KWH in Primary fan consumption.

ii.	Replacement of U#3 flue gas duct & fabric filter bags replaced to reduce Induced Draft fan power consumption. 2500 KWH power savings in induced draft fan on station level.

iii.	U#1 Condenser chemical cleaning done to improve condenser vacuum. Savings 16 Kcal/KWH.

iv.	Mill to classifier section coal pipe changed from old plane OEM design to ceramic tiles pipe in 10 mills to increase life of coal pipe.

v.	Induced Draft fan 3B electrohydraulic brake system installed to eliminate the risk of rotation at fan stopped condition.

vi.	Boiler penthouse air sealing in U#3 to reduce metal excursions and to bring main steam temperature & Reheater steam temperature to rated value, thereby saving 3 Gms/KWH.
vii.	Commissioning of 500 m3/hr Reverse Osmosis plant to further ensure zero liquid discharge from plant.

viii.	Installation of smart 360-degree machine guarding system in CHP belt conveyor.

ix.	Purchased 2976 MU of Renewable power, Highest ever Renewable power purchase by any entity in Power Exchanges.

CPP 1215 MW Jharsuguda:

i.

Replacement of Air preheater basket for 2 units (Unit 7 & 8) to reduce the very high flue gas exit temperature to design level saving 4 kcal/ KWH in heat rate and 450 KWH in Primary fan consumption for the station.

ii.	Turbine Overhauling (HIP carrier refining) in Unit#7 & 8 to improve HP cylinder efficiency resulted into saving of 4.8 kcal/KWH in heat rate for the Station.

iii.	Replacement of Air preheater seals and fabric filter bags, flue gas duct repairing for 3 units to reduce Induced Draft and Primary Air fans consumption by 520 KWH.

iv.	Cooling tower drift eliminator cleaning done (8 units) to save 20 kcal/KWH of heat rate in unit.

v.	Chemical cleaning of cooling tower fills done for 2 units to increase air flow across tower and reduce vacuum losses.

vi.	Condenser bullet cleaning done in Unit #7&8 to save in heat rate by 25 kcal/KWH for both the units combined.

vii.	2 Nos. Cooling Water system screen cleaner taken in service after refurbishment to rectify frequent condenser choking.

ALUMINIUM BUSINESS:

Smelter Plant Jharsuguda:

Smelter Plant 1 Electrical Energy:

DC Energy saving

i.	100% graphitized cathode pot implementation.

ii.	Improvement in Pot Voltage drops by bolt and clamp drop reduction

iii.	Current efficiency improvement in Potline.

AC auxiliary Energy saving

i.	100% graphitized cathode in Pots.

ii.	Bulker unloading point modification.

iii.	Light replacement with LED in High mast office area, shop floor, pathway.

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iv.	Green anode SEC reduction by productivity improvement

v.	Idle running elimination.

vi.	Energy efficient motor replacement.

vii.	Optimization of airlift blower power consumption.

viii.	VFD installation in CT fan of RPH.

ix.	New hydac technology in Hencon make metal tapping vehicles.

x.	Rectiformer conversion efficiency improvement

Smelter Plant 2

Electrical Energy:

DC Energy saving

i.	100% graphitized cathode pot implementation.

ii.	Current efficiency improvement

AC auxiliary Energy saving

i.	Replacement of conventional lights with LED lights in office, MCC area, Streetlights and High masts.

ii.	Shopfloor lighting automation in GAP.

iii.	Increase pulsating interval for bag filter cleaning based on pressure drop across bag filter at Green Anode Plant.

iv.	Stop Idle running of coke conveying belt 101 A in Green Anode Plant, by load cell installation.

v.	Reducing Idle running hours of R &T Group.

vi.	RB-14, RB-25 and HPP idle running elimination in bakeoven.

vii.	19P3 motor replaced with IE3 efficiency motor in Rodding shop.

viii.	Reduction in discharge pressure of cooling water system from 6.5 to 4 kg/cm2 at Casthouse-2.

ix.	Occupancy Sensors installation in MCCs, Office area.

Lanjigarh – Refinery:

The following major energy conservation measures are taken at Lanjigarh:

i.	Pulley Modification of 4 ISC pumps to reduce RPM and saving 4.2 Lakhs units of electrical energy.

ii.	Replacement of 21 numbers of energy efficient HT Motors from CACA design to TEFC.

iii.	Replacement of 2000 numbers of conventional lights with LED. Annual saving of 2 Lakhs units of electrical energy.
iv.

Improvement of 33KV P.F at Substation – 3.2 & 2.1 by adding 0.6 MVAR capacitor bank from 0.87 to 0.91. v. Installation of 3 numbers of 45 KW VFD in Digestion Condensate pumps resulting in 3.6 Lakhs unit of energy saving.

vi.	Pulley Modification of Test Liquor Transfer pumps 28 PU 0001N/2N & 36 EPU-101A/C resulting in saving of 7.5 lakhs unit of electrical energy.

vii.	Evaporation – 3 Cooling Water Pump size reduction from 980 KW to 600 KW resulting in saving of 23 lakhs unit of electrical energy.

viii.	Installation of APC in Evaporation Units resulting in steam saving of 20 KT per annum.

ix.	Digestion 0 live steam Heater HX005 replacement resulting in steam saving of 60 KT per annum.

Lanjigarh – CGPP:

i.	Replacement of Gear Box of Turbine – 2 resulting in saving of 0.2T/MW of steam consumption through turbine (saving of 26,000 T of coal per annum).

ii.	Cooling Tower Fills replacement in 2 cells resulting in 3 lakhs units of electrical energy saving.

iii.	Import of 670 MW Renewable Energy from grid during Annual Turbine shutdown in FY 2022.

(B)	Additional investments and proposals, if any, being implemented for reduction of consumption of energy OIL & GAS BUSINESS:

Rajasthan Operations

i.	Installation of gas compressor & pipeline from Raag Oil to RGT to avoid the flaring at Wellpad and recovery of Gas for sale. GHG reduction potential of approx. 40,000 tons of CO2e/annum.

ii.	Solar panel at Radhanpur Terminal and RDT LQ.

iii.	Solar rooftop of 15KW each at 10 above ground installations AGIs.

iv.	Feasibility study for CO2 sequestration for Aishwariya Field (ABH + Fatehgarh) through CCS based on Geo mechanics.

v.	Proposal for Installation of Microturbine to generate up to 8MWH power utilizing Medium Pressure Steam currently available in the system as spare.

vi.	Proposal for installation of Solar Panel of 20MWH nearby MPT.

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Ravva Operations:

i.	Replacement of fluorescent and HPSV lights with LED. Annual energy saving potential of 72,000 KWH.

Sl No	Existing Lights	New Installed lights	Net savings
1	250W HPSV	150W LED – Quantity 100 nos	10,800 KWH
2	160W HPMV	80W LED – Quantity 100 nos	8,640 KWH
3	40W Tube lights	20W LED lights 300 nos	52,560 KWH

COPPER BUSINESS:

i.	Installation of Biomass fired Boiler.

ii.	VFD installation for RCW Pumps in 35TPH CCR – Project.

iii.	100% RE power project.

iv.	VFD installation for standby cooling tower pump & HF blower (Estimated energy saving – 47,232 KWH/Yr) – Copper Fujairah

v.	Energy efficient Air compressor (Estimated energy saving- 54,000 KWH/Yr) – Copper Fujairah

IRON ORE BUSINESS:

VAB

i.	Replacement of various pumps in VAB with energy efficient pumps.

ii.	Installation of variable frequency drives for equipment.

iii.	Implementing various energy saving measures suggested by TERI during the energy audit.

IOK

i.	Government Electrification of processing plant.

ii.	Government Electrification of BBH.

POWER BUSINESS:

2400MW Jharsuguda Proposals:

i.	Turbine overhauling of 1 unit.

ii.	Eco coil replacement from fin type to plain type in 2 units.

iii.	NDCT fills replacement of 2 units.

iv.	Flue gas duct replacement of 2 units.

v.	Air preheater basket replacement of 2 units.

1215MW Jharsuguda Proposals:

i.	Turbine overhauling for 5 units.

ii.	Chemical cleaning of Cooling tower fills.

iii.	Cooling tower fills replacement for 3 units.

iv.	Air preheater Basket replacement for 2 units.

ALUMINIUM BUSINESS:

Smelter Plant Jharsuguda:

i.	Advanced pot controller & Pot technology upgradation.

ii.	Replacement of old motors with Energy efficient motor.

iii.	100% LED conversion.

iv.	EFO (Emulsified fluid oil) implementation in furnace for HFO reduction.

v.	VFD installation for Fan and pumps.

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Plant-2

i.	100% Graphitized cathode pot implementation.

ii.	Use of RUC copper inserted collector bar for pot cathode.

iii.	Advanced pot controller & Pot technology upgradation

iv.	Replacement of conventional lights with LED lights.

v.	VFD installation in Cold well pumps, CT fans.

Refinery:

S.			Estimated
No.	Project	Target Area	Savings
			(KWH)
1	Replacement or Maintenance of Faulty Steam traps	DIG, EVAP, White 1, Red 2	1,359,000
2	Installation of VFD in Raw water drinking pump motor	RWTP	87,600
3	Improvement in refinery power factor from 0.88 to 0.95	Refinery	1,052,631
4	Efficiency improvement in HT motors by replacement of highly efficient TEFC motor	Refinery	368,421
5	Energy management system and SCADA implementation in entire refinery	Refinery	NA -
6	Use of blowers instead of compressed air in Sump pumps	PDS, DIG	7,455
7	Replacement of 3000 conventional lights by LED lights	Refinery & CGPP	459,900
(C)	Impact of above measures in a) and b) for reduction of energy consumption and consequent impact of cost of production of goods

OIL & GAS BUSINESS:

Rajasthan Operations:

i.	Utilization of Associated gas for power and thereby avoiding flaring/GHG emission.

ii.	Conservation of diesel energy by installation of GEGs at satellite fields.

iii.	Renewable power generation resulting in reduction in electricity and diesel saving.

Ravva Operations:

i.	Two turbine operation total fuel saving in FY 2022 is ~925,000 SCM and equivalent monetary benefit ~$ 150,000.

ii.	Borewell pumps motors with two stage operation, annual energy savings ~175,200 KWH equivalent monetary benefit ~$ 12,000.

iii.	Total Savings from replacement of LED lights: ~72,000 KWH/annum, equivalent monetary benefit is ~$ 5,000.

IRON ORE BUSINESS:

VAB

i.	The Energy Conservation measures undertaken in various areas in FY 2022 have an annual saving potential of 1740 MWh of Electricity per annum for VAB.

IOK

i.	The Energy Conservation measures undertaken in various areas in FY 2022 have an annual saving potential of 31 KL of Diesel & 25.4 MWh of Electricity for IOK.

POWER BUSINESS:

2400MW Jharsuguda

i.	Reduction in Specific coal consumption by 6 gms/KWH & 0.7 % reduction in Auxillary power consumption by U#3 Capital Overhauling.

1215MW Jharsuguda

i.	Plant load factor increases by 1% in FY 2022.

ALUMINIUM BUSINESS:

Plant – 1&2

i.	Specific energy consumption reduction by 142 KWH/ton.

Integrated Report and Annual Accounts 2021-22      219

Directors’ Report

Refinery:

i.	Reduction of Specific Electrical energy from 235KWH/T to 216KWH/T.

ii.	Reduction of specific FO consumption from 71.23Kg/T to 70.59Kg/T.

(D)	The steps taken by the company for utilizing alternate sources of energy

COPPER BUSINESS:

i.	Initiated 825KW Solar Power Project.

ii.	Planning to setup RE hybrid power through GCPP model.

IRON ORE BUSINESS:

IOK

i.	Planning for the installation of 2.1MW windmill.

ii.	Planning for the installation of solar LED streetlights for haul roads.

FORM OF DISCLOSURE OF PARTICULARS WITH RESPECT TO TECHNOLOGY ABSORPTION RESEARCH AND DEVELOPMENT (R & D)

Specific areas in which R&D carried out by the Company:

POWER BUSINESS:

2400 MW Jharsuguda

i.	Installation of Secondary overfire air damper for combustion optimization.

ii.	Economizer coil design change to plane tube.

iii.	Digital technology introduced.

•	Asset Performance Management implementation under progress.

•	OSi Pi historian and real time analytics platform implemented.

•	Digitalized shutdown & tracking implemented.

iv.	Installation of acoustic steam leak detector to detect tube leakages at early stage which helps to do proper job planning.

220      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Technology Absorption, Adaptation and Innovation

Efforts in brief made	OIL & GAS BUSINESS
towards technology	Rajasthan Operations:
absorption, adaptation,	• Cairn Oil and Gas commenced exploratory drilling in its OALP blocks based on early prospects matured.
and innovation	1 well in Rajasthan is drilled and an oil discovery has been notified to MoPNG. Well drilling commenced in Cambay and in Assam. Airborne FTG surveys completed with advanced processing in progress and Seismic surveys continued across multiple blocks to delineate viable prospects for exploratory drilling.

Ravva Operations:
• Commissioning of digital platform P2E for efficient monthly production allocation, DGH and JV report creation.
• Incorporating ML based workflows to existing petrophysical evaluations to ensure accurate log interpretation and validation.
• Incorporating Rock physics and AVO seismic workflows to existing geophysical interpretations for well planning.
• Incorporating innovative dashboards to categorize all types of well data (well location, well category, producing intervals, well logs, well correlation, core data)

•  “Mini stimulation package” – Platform based stimulation operation of water injector wells were conducted in Ravva field. This was an in-house conceived and customized and innovative small footprint-based unit which enabled pumping higher volumes and higher rates stimulation job using fresh water. This initiative will result in overcoming weather dependency of well stimulation and requirement of platform supply vessel this year, and improved water injection, enabling pressure maintenance in the block and enhancing production from the producer wells.

•  Gas Dynamic Generator (‘GDG’) technology was successfully implemented in Ravva block to enhance gas lift performance and contribute to production enhancement. – Technology applied in Well RF-1 in year FY 2022.

•  To improve slickline intervention in deviated wells, U-line Roller Bogies were implemented successfully which helped in smooth conveyance of slickline tool string to higher angle depths – Well RD-06 in Year FY 2022.

IRON ORE BUSINESS
VAB:
• Replacing old motors with super premium efficiency motors (IE4).
• Using variable frequency drive for speed control and hence increasing efficiency
• Changed Cooling tower shaft material from SS to composite fibre and hence enhanced efficiency.

ALUMINIUM BUSINESS
Smelter Plant – 1&2:
i. In house development of Vedanta pot controller for 1 pot.

Benefits derived as a result of above efforts e.g., product improvement, cost reduction, product development, import Substitution	IRON ORE BUSINESS
VAB:
• Reduction in losses and hence increase efficiency.
• Power saving due to lower speed operation
• Less failure and reduced power consumption.

POWER BUSINESS
2400MW Jharsuguda
• Power cost reduction by 216 $ /ton (for 1215 MW + 1800 MW).
• Increase in station availability and PLF by 17%.
1215MW Jharsuguda:
• Power cost reduction by 216 $ /ton (for 1215 MW + 1800 MW)
• Reduction in forced outage time by 0.9%.
• Increase in station PLF by 1%. (FY 2022 - 88%)
In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), the following information may be furnished:
	Technology imported	Year of import	Has technology been fully absorbed
Oil & Gas Business	Ravva Operations
	• P2 Explorer (2021)		Yes
	• Digital initiatives in application of python & ML in petrophysical evaluations and log predictions (2019)		In progress
	• Rock physics, AVO, Fluid factor: 2016 onwards		Yes
	• Digitalization Dashboard: FY 2021		Yes
	• U-line Roller Bogies: FY 2022		Yes
	• GDG: FY 2022		Yes
Copper Division	No
Iron Ore - Value	Hydraulic compacting station in MCD	2018-19 [MCD]	Yes
Addition Business	Battery-1 and Battery-2	2017 [PID-1]
Pulverized coal injection in Blast furnace 1& 2.
Power Business	No
Aluminium Business	No

Integrated Report and Annual Accounts 2021-22      221

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Disclosure of particulars with respect to conservation of energy

Particulars	Unit	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2022	Year Ended March 31, 2022	Year Ended March 31, 2022	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2021
		Oil & Gas		Copper		Iron-Ore										Power		Aluminium
Business Unit						Met Coke Division	Pig Iron Division	Power Plant (WHR)	“Mining Goa”	Mining Karnataka	Met Coke Division	Pig Iron Division	Power Plant (WHR)	Mining Goa	Mining Karnataka			Lanjigarh		Jharsuguda
A. Power and Fuel Consumption Electricity
Purchase Unit	MWH	300,717	186,623.10	83,378.16	80,065.28	10,554.32	199,969.88	649.84	6,899	443.0	8,523.1	153,439.1	1,650.1	15,507.0	387.2	5,388	643	6,818	8,042	5,387,989	643,298
Total Amount (Exc Demand Chgs)	₹ Crore	179.81	148.09	44.40	39.62	0.6	16.1	0.3	1.5	0.4	0.7	10.6	0.7	3.1	0.3	3,233	327	4.30	4.82	3,234.60	141.05
Rate/Unit	₹ / KWH	5.98	7.93	5.33	4.95	0.6	0.8	4.0	3.3	9.2	0.9	0.7	4.5	2.0	9.2	6	5	6	6	6	5
Own generation Unit*	MWH	427,950	561,047.52	77.61	50.20	0.00	69.79	438,764.5	NA	NA	0.0	46.5	362,965.4	NA	NA	20,546	21,959	522,778	485,193	20,546,178.33	21,407,841.17
Unit per unit of fuel	₹ /Unit, gms/Unit, Lit/Unit			0.36	0.46					NA						800	798	4	3	800	801.42
Cost/Unit	₹ /MWH, ₹ /KWH			28.62	30.53	—	10.9	0.0	0.0	NA	12.6	11.6	0.0	0.0	NA	3	2	4.47	3.36	3.42	2.49
Furnace Oil
Quantity**	KL			3,004.00	6,213.00	Nil	Nil	Nil	Nil	NA	Nil	Nil	Nil	Nil	NA			139,442.80	116,734.25
Total Amount	₹ Crore			12.83	17.41	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA			576.06	328.14
Average Cost per litre	₹ /Lit			42.71	28.02	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA			41.31	28.11
Diesel Oil
Quantity	KL	3,848.44	5,761.88	26.41	25.64	Nil	26.4	2.8	9,956	9,128.8	0.0	78.9	Nil	9,956.0	7,730.5	4,771	4,075	150.94	1,952.54	4,497.39	3,476.65
Total Amount	₹ Crore	39.97	34.92	0.17	0.17	NA	0.2	0.0	67.5	75.6	0.0	0.4	NA	67.5	46.0	24	14	0.68	11.52	23.18	12.19
Average Cost per litre / Unit per litre of Oil Cost per Unit	₹ / Lit	103.88	60.61	62.78	61.39	NA	79.8	85.5	67.74	82.8	56.5	56.5	NA	67.7	59.4	51	35	45.20	59.00	51.55	34.97
L.P.G./LNG/Propane/IPA
Quantity-(LPG)	MT			5,388.14	8,855.18	NIL	68.3	NIL	NIL	NA	NIL	59.3	NIL	NIL	NA
Total Amount	₹ Crore			31.62	30.30	NIL	0.5	NIL	NIL	NA	NIL	0.3	NIL	NIL	NA
Average Cost per Kg	₹ /Kg			58.68	34.22	NIL	75.8	NIL	NIL	NA	NIL	50.0	NIL	NIL	NA
L.P.G./LNG/Propane/IPA
Quantity-(PNG)	MT			6,528.82	466.26					NA
Total Amount	₹ Crore			22.32	1.76					NA
Average Cost per Kg	₹ /Kg			34.19	37.75					NA
L.P.G./LNG/Propane/IPA
Quantity(LNG)	MT			0.00	0.00	Nil	Nil	Nil	Nil	NA	Nil	Nil	Nil	Nil	NA
Total Amount	₹ Crore			0.00	0.00	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Average Cost per MT	₹			0.00	0.00	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
L.P.G./LNG/Propane/IPA
Quantity-(IPA)	MT			467.90	0.00					NA
Total Amount	₹ Crore			4.41	0.00					NA
Average Cost per Kg	₹ /Kg			94.21	0.00					NA
Natural Briqutte/ Coal
Quantity	MT			0.00	0.00	Nil	Nil	Nil	Nil	NA	Nil	Nil	Nil	Nil	NA	16,320,867	16,656,167	975,711.00	880,992.60	16,298,366.13	16,499,243.89
Total Amount	₹ Crore			0.00	0.00	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	4,282	3,180	298.15	323.40	5,205.70	3,871
Average Cost per MT	₹			0.00	0.00	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	2,624	1,909	3,055.74	3,670.86	3,194.00	2,350
B. Consumption per MT of Production
Continuous Copper Rod /Iron -Ore
Electricity	MWH/MT			0.66	0.68	0.0	0.3	0.1	NA	0.0	0.0	0.3	0.1	NA	0.0
Furnace Oil	KL/MT			0.02	0.05	Nil	Nil	Nil	Nil	NA	Nil	Nil	Nil	Nil	NA
Diesel	KL/MT			0.0002	0.0002	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
L.P.G./Propane/IPA	MT/MT			0.098	0.079	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

222      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Particulars	Unit	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2022	Year Ended March 31, 2022	Year Ended March 31, 2022	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2021
		Oil & Gas		Copper		Iron-Ore										Power		Aluminium
Business Unit						Met Coke Division	Pig Iron Division	Power Plant (WHR)	“Mining Goa”	Mining Karnataka	Met Coke Division	Pig Iron Division	Power Plant (WHR)	Mining Goa	Mining Karnataka			Lanjigarh		Jharsuguda
Production of Rod	MT			126,445.20	118,257.00	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Alumina
Electricity	KWH/MT					NA	NA	NA	NA	NA	NA	NA	NA	NA	NA			217.5	215.7
Coal for Steam	MT/MT					NA	NA	NA	NA	NA	NA	NA	NA	NA				0.26	0.26
Furnance Oil for Calcinaton	Kg/MT					NA	NA	NA	NA	NA	NA	NA	NA	NA	NA			70.6	71.1
Hot Metal
Electricity (Total AC for electrolysis and auxillary energy	KWH/MT					NA	NA	NA	NA	NA	NA	NA	NA	NA	NA					13,907.53	14,084.69
Billet (including alloy rods)
Electricity	KWH/MT					NA	NA	NA	NA	NA	NA	NA	NA	NA	NA					298.28	320.22
Furnace Oil	KL					NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Ingots
Electricity	KWH/MT					NA	NA	NA	NA	NA	NA	NA	NA	NA	NA					18.38	25.39
Furnace Oil	KL					NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Wire Rods
Electricity	KWH/MT					NA	NA	NA	NA	NA	NA	NA	NA	NA	NA					93.80	108.44
Furnace Oil	KL					NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
SOW cast
Electricity	KWH/MT									NA										283.53	46.78
T-ingot
Electricity	KWH/MT									NA										77.49
SOW cast
Electricity	KWH/MT									NA										33.78
Alloy CastBar
Electricity	KWH/MT									NA										97.53	193.77

*	This includes the WHRB Generation also.
**	This includes the FO consumed in CPP also.
***	This includes Generation from DG Set also.

Integrated Report and Annual Accounts 2021-22      223

Directors’ Report

Annexure B

Annual Report on Corporate Social Responsibility Activities for FY 2022

1	Brief Outline on CSR Policy of the Company
A.	POLICY OBJECTIVE

Vedanta Limited (‘VEDL’ or ‘the Company’) is committed to conduct its business in a socially responsible, ethical and environment friendly manner and to continuously work towards improving quality of life of the communities in and around its operational areas. This Policy provides guidance in achieving the above objective and ensures that the Company operates on a consistent and compliant basis.

B.	VEDL CSR PHILOSOPHY

We at Vedanta Limited have a well-established history and commitment to reinvest in the social good of our neighbourhood communities and nation.

CSR VISION

Empowering communities, transforming lives and facilitating nation building through sustainable and inclusive growth.

We believe, that

•	we can positively impact and contribute to the realization of integrated and inclusive development of the country, in partnership with National and State Government as well as local, national and international partners;

•	sustainable development of our businesses is dependent on sustainable, long lasting and mutually beneficial relationships with our stakeholders, especially the communities we work with;
•	partnerships with government, corporates and civil societies/community institutions, offer a strong multiplier for complementing efforts, resources and for building sustainable solutions;

•	our employees have the potential to contribute not just to our business, but also towards building strong communities.

C.	THEMATIC FOCUS AREAS

Our programs focus on poverty alleviation programs, especially integrated development, which impacts the overall socio-economic growth and empowerment of people, in line with the national and international development agendas. The major thrust areas will be –

a)	Children’s Well-being & Education

b)	Women’s Empowerment

c)	Health Care

d)	Drinking Water & Sanitation

e)	Sustainable Agriculture & Animal Welfare

f)	Market linked Skilling the Youth

g)	Environment Protection & Restoration

h)	Sports & Culture

i)	Development of Community Infrastructure

j)	Participate in programs of national importance including but not limited to disaster mitigation, rescue, relief and rehabilitation

The CSR activities are aligned to the specified activities in Schedule VII of the Companies Act. The above may be modified from time to time, as per recommendations of the CSR Committee of the Company.

2	Composition of CSR Committee

Sl.			Number of meetings of	Number of meetings of
No.	Name of Director	Designation/Nature of Directorship	CSR Committee held	CSR Committee attended
			during the year	during the year
1	Akhilesh Joshi*	Chairperson, Independent Director	2	1
2	Priya Agarwal	Member, Non-Executive Director	2	2
3	UK Sinha	Member, Independent Director	2	2
4	Padmini Sekhsaria	Member, Independent Director	2	2
5	Mahendra Kumar Sharma**	Member, Independent Director	2	1

*	Mr. Akhilesh Joshi has been appointed as the Chairperson of the CSR Committee with effect from 21 October 2021.
**	Mr. Mahendra Kumar Sharma ceased to be the member of the CSR Committee with effect from close of business hours on 01 October 2021 pursuant to his resignation.

224      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

3	Provide the web-link where Composition of CSR Committee, CSR Policy and CSR Projects approved by the board are disclosed on the website of the Company

www.vedantalimited.com

4

Provide the details of Impact assessment of CSR projects carried out in pursuance of sub-rule (3) of rule 8 of the Companies (Corporate Social responsibility Policy) Rules, 2014, if applicable (attach the report)

No projects due for impact assessment study in the reporting year

5

Details of the amount available for set off in pursuance of sub-rule (3) of rule 7 of the Companies (Corporate Social Responsibility Policy) Rules, 2014 and amount required for set off for the financial year, if any

S. No.	Financial Year	2% Spend requirement (₹ Cr.) [A]	Actual (₹ Cr.) [B]	Amount available for set-off (₹ Cr.) [B-A]
1	2020-21	16.62	38.86	22.24
2	2019-20	13.00	52.66	39.66
3	2018-19	13.00	51.72	38.72

	Total			100.62

6	Average Net Profit of the Company as per Section 135(5)

	(a)	Two percent of average net profit of the company as per section 135(5): ₹37.50 cr

	(b)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years.: - 0

	(c)	Amount required to be set off for the financial year, if any: - 0

	(d)	Total CSR obligation for the financial year (7a+7b-7c): ₹37.50 cr

7	(a)	CSR amount spent or unspent for the financial year

		Total Amount Spent		Amount Unspent (in ₹ Cr)
		for the	Total Amount transferred to Unspent CSR		Amount transferred to any fund specified under
		Financial Year.	Account as per Section 135(6).		Schedule VII as per second proviso to Section 135(5).
		(in ₹ Cr)	Amount	Date of Transfer	Name of the Fund	Amount	Date of Transfer
		138.12	—	NA	NA	NA	NA

	(b)	Details of CSR amount spent against ongoing projects for the financial year:					23.19

	(c)	Details of CSR amount spent against other than ongoing projects for the financial year:					108.16

	(d)	Amount spent in Administrative Overheads (₹ Cr)					6.78

	(e)	Amount spent on Impact Assessment, if applicable (₹ Cr)					0.00

	(f)	Total amount spent for the Financial Year (8b+8c+8d+8e) (₹ Cr)					138.12

	(g)	Excess amount for set off, if any (₹ Cr)					100.62

		Sl. No Particular					Amount (in ₹ Cr)
		(i) Two percent of average net profit of the company as per section 135(5)					37.50
		(ii) Total amount spent for the Financial Year					138.12
		(iii) Excess amount spent for the financial year [(ii)-(i)]					100.62
		(iv) Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any					0.00
		(v) Amount available for set off in succeeding financial years [(iii)-(iv)]					100.62

Integrated Report and Annual Accounts 2021-22      225

Directors’ Report

On a consolidated basis, the detailed CSR spent for FY 2022 is provided below.

	Particular	Spend FY 2022
		(in ₹ Cr)
	Vedanta Limited (Standalone) (A)	138.12

	Vedanta Subsidiaries (India) (B)
	Talwandi Sabo Power Limited (TSPL)	1.91
	Hindustan Zinc Limited (HZL)	190.92
	Bharat Aluminium Company Limited (BALCO)	39.95
	Sesa Resources Limited (SRL)	2.26
	Sesa Mining Corporation Limited (SMCL)	0.09
	ESL Steel Limited (ESL)	11.90
	Ferro Alloys Corporation Limited (FACOR)	1.02
	Vizag General Cargo Berth Private Limited (VGCB)	0.22

	Total (B)	248.27

	Vedanta Subsidiaries (Global) (C)
	Zinc International (ZI)	13.18

	Total (C)	13.18

	Total CSR Spent	399.57

8	(a) Details of Unspent CSR amount for the preceding three financial years:	Nil
	(b) Details of CSR amount spent in the financial year for ongoing projects of the preceding financial year(s):	21.41
9	In case of creation or acquisition of capital asset, furnish the details relating to the asset so created or acquired through CSR spent in the financial year (asset-wise details)
	(a) Date of creation or acquisition of the capital asset(s).	Nil
	(b) Amount of CSR spent for creation or acquisition of capital asset.	Nil
	(c) Details of the entity or public authority or beneficiary under whose name such capital asset is registered, their address etc.	NA
	(d) Provide details of the capital asset(s) created or acquired (including complete address and location of the capital asset).	NA
10	Specify the reason(s), if the Company has failed to spend two per cent of the average net profit as per section 135(5)	NA

Sd/-	Sd/-
Sunil Duggal	Akhilesh Joshi
Whole-time Director and Chief Executive Officer	Non-Executive Independent Director
(Chairman - CSR Committee)

226      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Report on CSR Activities - Table 8 (b)

1	2	3	4		5	6	7	8	9	10	11
									Amount		Mode of Implementation -
									transferred		Through Implementing Agency
Sl. No.	Name of the Project.	Item from the list of activities in Schedule VII to the Act.	Local area (Yes/No).	State.	Location of the project. District.	Project duration.	Amount allocated for the project (in ₹).	Amount spent in the current Financial Year (in ₹).	to Unspent CSR Account for the project as per Section 135(6) (in ₹).	Mode of Implementations - Direct (Yes/No).	Name	CSR Registration number.
OIL & GAS
1	151 ICT Labs	(ii) promoting education	Yes	Rajasthan	Barmer & Jalore	36	9,100,000.00	9,150,600.00	—	Yes	Direct
2	Aanganwadi - Gujarat	(ii) promoting education	Yes	Gujarat	Banas Kantha, Surendranagar, Ahmedabad, Surat	36	2,871,000.00	-5,551,325.00	—	No	GCSRA	CSR00002979
3	Barmer Smart and Green City Development	(x) rural development projects	Yes	Rajasthan	Barmer & Jalore	48	900,000.00	802,628.40	—	Yes	Direct
		(iv) ensuring environmental sustainability;
4	Barmer Unnati Project Phase -2	(iv) ensuring environmental sustainability;	Yes	Rajasthan	Barmer & Jalore	36	8,000,000.00	4,621,687.00	—	No	Sehgal Foundation	CSR00000262
5	Borewell project	(i) making available safe drinking water	Yes	Rajasthan	Barmer	36	9,000,000.00	8,955,000.00	—	Yes	Direct
6	Civil Revamp Works, Electrical, IT, CCTV, F&G, Security, Electricity, Insurance and Skill Training Programs in CCOE Barmer	(ii) employment enhancing vocational skills;	Yes	Rajasthan	Jodhpur	48	3,000,000.00	2,090,220.66	—	Yes	Direct
7	Community Helpdesk	(ii) promoting education	Yes	Gujarat	Ahmedabad	48	1,600,000.00	1,047,094.00	—	No	GCSRA	CSR00002980
		(x) rural development projects
8	Dairy Development and Animal Husbandry	(iv) ensuring environmental sustainability;	Yes	Rajasthan	Barmer & Jalore	36	4,400,000.00	419,134.00	—	No	Society For Upliftment of Rural Economy (SURE)	CSR00003156
9	Mobile Health Van	(i) promoting health care	Yes	Rajasthan & Gujarat	Barmer, Gudamalani - for RJ Radhanpur and Dwarka - GJ	36	19,000,000.00	14,401,317.00	—	No	HelpAge India	CSR00000901
10	Nand Ghar	(i) Eradicating hunger, poverty and malnutrition, promoting health care	Yes	Rajasthan	Barmer	36	7,400,000.00	4,735,156.00	—	No	NEHRU FOUNDATION FOR	CSR00001034
		(ii) promoting education,									DEVELOPMENT
		(iii) Promoting gender equality, empowering women
11	O&M of Old 32 RO Plants	(i) making available safe drinking water	Yes	Rajasthan	Barmer & Jalore	48	4,000,000.00	3,005,718.00	—	Yes	Direct

Integrated Report and Annual Accounts 2021-22      227

Directors’ Report

1	2	3	4		5	6	7	8	9	10	11
									Amount		Mode of Implementation -
									transferred		Through Implementing Agency
Sl. No.	Name of the Project.	Item from the list of activities in Schedule VII to the Act.	Local area (Yes/No).	State.	Location of the project District.	Project duration.	Amount allocated for the project (in ₹).	Amount spent in the current Financial Year (in ₹).	to Unspent CSR Account for the project as per Section 135(6) (in ₹).	Mode of Implementations - Direct (Yes/No).	Name	CSR Registration number.
12	Skill Training Programs in CEC Barmer	(ii) employment enhancing vocational skills;	Yes	Rajasthan	Barmer & Jalore	36	10,000,000.00	9,806,561.00	—	No	Seeds	CSR00000657
13	Specialist Doctor - District Hospital, Barmer and Hospital Sanitation -Clean Barmer Green Barmer	(i) promoting health care	Yes	Rajasthan	Barmer	36	25,400,000.00	22,696,385.00	—	No	Barmer Jan Sewa Samiti	CSR00002129
14	Ujjwal in Gujarat and Baytu English Medium School	(ii) promoting education	Yes	Gujarat	Alore, Barmer, Ahmedabad, Banas Kantha, Jamnagar, Patan, Rajkot, Surendranagar	48	5,300,000.00	8,113,736.00	—	No	Yuva Unstoppable	CSR00000473

Oil & Gas SUB TOTAL A							109,971,000.00	84,293,912.06	—

IRON ORE
15	Alternative Livelihood Opportunities Project	(ii) livelihood enhancement projects.	Yes	Karnataka	Chitradurga	48	14,500,000.00	4,063,826.50	—	No	BAIF	CSR00000259
		(iii) promoting gender equality, empowering women
		(iv) ensuring environmental sustainability
16	Gram Nirman-Integrated village development program	(ii) livelihood enhancement projects.	Yes	Goa	North Goa	48	7,750,000.00	5,128,939.27	—	No	VANARAI	CSR00001205
		(iii) promoting gender equality, empowering women
		(iv) ensuring environmental sustainability
17	Utkarsha’ Scholarship	(ii) promoting education	Yes	Goa & Karnataka	North Goa & Chitradurga	48	1,650,000.00	1,351,580.00	—	Yes	—	—
18	Sesa Football Academy	(vii) promoting sports	Yes	Goa	North Goa, South Goa	48	7,717,896.24	7,717,896.24	—	No	Sesa Community Development Foundation	CSR00005046
19	Sesa Technical School	(ii) employment enhancing vocational skills;	Yes	Goa	North Goa	48	3,598,412.58	3,598,412.58	—	No	Sesa Community Development Foundation	CSR00005046
20	Community Medical center & Mobile health unit	(i) promoting health care including preventinve health care	Yes	Goa, Jharkhand	North Goa, West Singhbum	48	7,300,000.00	3,483,888.75	—	No	Sevamob	CSR00001153

Iron Ore SUB TOTAL B							42,516,308.82	25,344,543.34	—

228      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

1	2	3	4		5	6	7	8	9	10	11
									Amount		Mode of Implementation -
									transferred		Through Implementing Agency
Sl. No.	Name of the Project.	Item from the list of activities in Schedule VII to the Act.	Local area (Yes/No).	State.	Location of the project. District.	Project duration.	Amount allocated for the project (in ₹).	Amount spent in the current Financial Year (in ₹).	to Unspent CSR Account for the project as per Section 135(6) (in ₹).	Mode of Implementations - Direct (Yes/No).	Name	CSR Registration number.
ALUMINIUM - JHARSUGUDA
21	Mobile Health Unit and Project Jagruti	(i) Promoting health care including preventive health care	Yes	Odisha	Jharsuguda	48	3,360,000.00	3,279,106.17	—	No	Wockhardt Foundation	CSR00000161
22	Water & sanitation activities	(iv) ensuring environmental sustainability	Yes	Odisha	Jharsuguda	48	6,400,000.00	6,919,466.00	—	Yes	—	—
23	Village cleanliness initiatives	(i) Promoting health care including preventive health care	Yes	Odisha	Jharsuguda	48	5,400,000.00	4,710,298.16	—	Yes	—	—
24	Nandghar	(ii) promoting education	Yes	Odisha	Jharsuguda	48	4,000,000.00	3,647,000.00	—	No	Social Education for Women’s Awareness	CSR00006927
25	Vedanta DAV Scholarship Program	(ii) promoting education	Yes	Odisha	Jharsuguda	48	6,000,000.00	4,008,808.14	—	Yes	—	—
26	Vedanta computer literacy programme	(ii) promoting education, including employment enhancing vocation skills	Yes	Odisha	Jharsuguda	48	480,000.00	37,764.80	—	No	Vedanta Foundation	CSR00001617
27	Vedanta Mini-Science Centre	(ii) promoting education	Yes	Odisha	Jharsuguda	48	372,000.00	70,397.30	—	Yes	—	—
28	Women Empowerment: Subhalaxmi Co-op, Capacity Building, Micro Enterprises	(iii) promoting gender equality, empowering women	Yes	Odisha	Jharsuguda	48	780,000.00	120,578.43	—	No	Subhalaxmi Bahumukhee Mahila Samabaya Samiti Limited	NA
29	Farm Activity: Project Jeevika Samridhhi & other initiative	(iv) ensuring environmental sustainability	Yes	Odisha	Jharsuguda	48	2,880,000.00	2,534,532.82	—	No	Social Education for Women’s Awareness	CSR00006927
30	Plantation	(iv) ensuring environmental sustainability, ecological balance	Yes	Odisha	Jharsuguda	48	2,400,000.00	1,342,602.00	—	Yes	—	—

Aluminium - Jharsuguda SUB TOTAL C							32,072,000.00	26,670,553.82	—

ALUMINIUM - LANJIGARH
31	Vedanta Hospital	(i) promoting health care including preventinve health care	Yes	Odisha	Kalahandi	36	34,300,000.00	33,975,680.94	—	No	Punaruthan Voluntary Organisation	CSR00000650
32	Maa Santoshi Jan Kalyan, Bankakundru	(i) promoting health care including preventinve health care	Yes	Odisha	Kalahandi	36	1,400,000.00	1,477,646.00	—	No	Maa Santoshi Jankalyan Foundation	CSR00010453
33	Child Care Center	(ii) promoting education	Yes	Odisha	Kalahandi	36	3,000,000.00	2,769,065.02	—	No	Jansahajya	CSR00001642
34	Support to School	(ii) promoting education	Yes	Odisha	Kalahandi	36	400,000.00	677,612.30	—	No	Forum for Integrated Development & Research	CSR00003638

Integrated Report and Annual Accounts 2021-22      229

Directors’ Report

1	2	3	4	5		6	7	8	9	10	11
				Location of the project.							Mode of Implementation - Through Implementing Agency
Sl. No.	Name of the Project.	Item from the list of activities in Schedule VII to the Act.	Local area (Yes/No).	State.	District.	Project duration.	Amount allocated for the project (in ₹).	Amount spent in the current Financial Year (in ₹).	Amount transferred to Unspent CSR Account for the project as per Section 135(6) (in ₹).	Mode of Implementations - Direct (Yes/No).	Name	CSR Registration number.
35	Women empowerment	(iii) promoting gender equality, empowering women	Yes	Odisha	Kalahandi	36	2,300,000.00	2,285,506.00	—	No	Mahashakti Foundation	CSR00002561
36	Farm & Non-farm livelihood	(ii) livelihood enhancement projects	Yes	Odisha	Kalahandi	36	2,000,000.00	1,445,514.00	—	No	Mahashakti Foundation	CSR00002561

Aluminium - Lanjigarh SUB TOTAL D							43,400,000.00	42,631,024.26	—

COPPER
37	Tamira Surabhi	(i) promoting health care including preventinve health care and sanitation	Yes	Tamil Nadu	Thoothukudi	48	8,734,000.00	7,946,620.00	—	Yes	—	—
38	Pasumai Thoothukudi	(iv) ensuring environmental sustainability	Yes	Tamil Nadu	Thoothukudi	48	8,450,000.00	7,714,867.00	—	Yes	—	—
39	Scholarship	(ii) promoting education	Yes	Tamil Nadu	Thoothukudi	48	39,712,000.00	31,024,000.00	—	Yes	—	—
40	Health camps	(i) promoting health care including preventinve health care	Yes	Tamil Nadu	Thoothukudi	48	3,265,000.00	1,934,362.00	—	Yes	—	—
41	Woman Resource Centre	(ii) employment enhancing vocation skills among women (iii) promoting gender equality, empowering women	Yes	Tamil Nadu	Thoothukudi	48	4,944,000.00	4,371,848.00	—	No	Thulasi social trust/Bell education and women empowerment society/ Dhaayagam social welfare trust)	—

Copper SUB TOTAL E							65,105,000.00	52,991,697.00	—

TOTAL (A+B+C+D+E)							293,064,308.82	231,931,730.48	—

230      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Report on CSR Activities - Table 8(c)

1	2	3	4	5		6	7	8
				Location of the project.				Mode of implementation - Through implementing agency.
Sl. No.	Name of the Project.	Item from the list of activities in schedule VII to the Act.	Local area (Yes/No).	State.	District.	Amount spent for the project (in ₹).	Mode of implementation - Direct (Yes/No).	Name	CSR Registration number.

OIL & GAS
1	COVID-19 Relief	(i) promoting health care including preventinve health care (xii) disaster management, including relief,	Yes	Rajasthan, Gujarat, Assam and Andhra Pradesh	Barmer & Jalore - RJ Viramgam, Patan, Banskantha, Rajkot, Dwarka, Jamnagar, Randhanpur, Surendarnagar - GJ East Godavari - Andhra Pradesh Jorath - Assam	146,841,680.00	Yes	NA	NA
2	Sports Promotion - Awareness and CPCHM ‘22	(vii) Promoting sports and paralympic sports	Yes	Rajasthan	Barmer, Jaipur	2,292,150.00	No	Dhara Sansthan	CSR00001421
3	Ambulance - CMHO	(i) Eradicating hunger, poverty and malnutrition, promoting health care	Yes	Rajasthan	Barmer	65,659.00	Yes	—	—
4	Micro level Interventions	(x) rural development projects	Yes	Assam	Jorhat, Golaghat, Tinsukia	750,000.00	No	SESTA	—
5	Micro level Interventions	(x) rural development projects	Yes	Gujarat	Barmer, Jalore, Banas, Viramgam	1,400,000.00	No	Navarachana Mahila Vikas Trust	CSR00001914
6	Micro level Interventions	(x) rural development projects	Yes	Suvali, GJ	Surendranagar, Rajkot, Patan, Jamnagar, Banas Kantha,	989,200.00	No	CEDRA	CSR00003663
					Ahmedabad
7	O&M of Old 92 RO Plants	(i) making available safe drinking water	Yes	Rajasthan	Barmer & Jalore	16,039,845.00	No	RDO	CSR00001586
8	Chittar ka Par School	(ii) promoting education	Yes	Rajasthan	Barmer	2,749,000.00	No	Charbhuja Filling Station	—
9	eKaksha	(ii) promoting education	Yes	Rajasthan	All Rajasthan	-5,476,168.00	No	Bodh	—
10	CEC-Infra Work	(ii) employment enhancing vocational skills;	Yes	Rajasthan	Barmer	226,003.00	Yes	Charbhuja Filling Station	—
11	DESK BEG	(ii) promoting education	Yes	Rajasthan	Barmer	-209,090.00	No	Power2SME	—
12	Scholarship project	(ii) promoting education	Yes	Rajasthan	Barmer	600,000.00	Yes	—	—
13	School Solar Project	(ii) promoting education	Yes	Rajasthan	Barmer	-150,000.00	No	Electra	—
14	Project Divyang	(vii) Promoting sports	No	Pan India	Pan India	-32,000.00	No	PCI	—

Oil & Gas SUB TOTAL A						166,086,279.00

Integrated Report and Annual Accounts 2021-22      231

Directors’ Report

1	2	3	4	5		6	7	8
				Location of the project.				Mode of implementation - Through implementing agency.
Sl. No.	Name of the Project.	Item from the list of activities in schedule VII to the Act.	Local area (Yes/No).	State.	District.	Amount spent for the project (in ₹).	Mode of implementation - Direct (Yes/No).	Name	CSR Registration number.

IRON ORE
15	COVID-19 relief	(i) promoting health care including preventive health care	Yes	Goa, Karnataka, Maharashtra	North Goa, South Goa, Chitradurga, Dharwad Sindhudurg	211,469,067.72	Yes	—	—
16	Agriculture Development	(iv) ensuring environmental sustainability, animal welfare,	Yes	Goa	South Goa	187,446.50	Yes	—	—
17	Ambulance support to Local Administration	(i) promoting health care including preventive health care	Yes	Goa	North Goa & Sindhudurga	2,454,878.37	Yes	—	—
18	Support to Education	(ii) promoting education	Yes	Goa, Karnataka	North Goa, South Goa, Karnataka	1,494,573.74	Yes	—	—
19	Rural infra projects	(x) rural development projects	Yes	Goa, Karnataka	North Goa, South Goa, Karnataka	4,230,927.53	Yes	—	—
20	Educational Infrastructure	(ii) promoting education	Yes	Goa, Karnataka	North Goa , Chitradurga	2,542,128.93	Yes	—	—
21	Sanitation units	(i) promoting health care including preventinve health care and sanitation	Yes	Goa	North Goa	1,601,302.00	Yes	—	—
22	Drinking water Supply	(i) making available safe drinking water	Yes	Goa, Karnataka	North Goa, Chitradurga	3,897,715.70	Yes	—	—
23	Health camps	(i) promoting health care including preventinve health care	Yes	Goa, Karnataka	North Goa, Chitradurga	185,971.58	Yes	—	—
24	Local Sports & Culture development	(vii) Promoting sports (v) protection of national heritage, art and culture	Yes	Goa	North Goa	104,245.82	Yes	—	—

Iron Ore SUB TOTAL B						228,168,257.89

ALUMINIUM - JHARSUGUDA
25	Social Infrastructure Projects	(x) rural development projects	Yes	Odisha	Jharsuguda	5,280,466.39	Yes	—	—
26	Disaster Relief - Covid-19 response	(xii) disaster management, including relief	Yes	Odisha	Jharsuguda	135,734,868.00	Yes	—	—
27	Educational Initiatives	(ii) promoting education	Yes	Odisha	Jharsuguda	22,808,975.47	Yes	—	—
28	Supporting Sports	(vii) training to promote rural sports	Yes	Odisha	Jharsuguda	396,571.00	No	Social Education for Women’s Awareness	CSR00006927

Aluminium - Jharsuguda SUB TOTAL C						164,220,880.86

232      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

1	2	3	4	5		6	7	8
				Location of the project.				Mode of implementation - Through implementing agency.
Sl. No.	Name of the Project.	Item from the list of activities in schedule VII to the Act.	Local area (Yes/No).	State.	District.	Amount spent for the project (in ₹).	Mode of implementation - Direct (Yes/No).	Name	CSR Registration number.

ALUMINIUM - LANJIGARH
29	Aspirational District Program (NITI Aayog)	(i), (ii), (iii), & (x)	Yes	Odisha	Kalahandi	2,465,272.00	No	Janasahajya	CSR00001642
30	Clean Energy	(iv) ensuring environmental sustainability	Yes	Odisha	Kalahandi	199,000.00	No	Janasahajya	CSR00001642
31	Plantation	(iv) ensuring environmental sustainability	Yes	Odisha	Dhenkanal	1,752,175.00	Yes	—	—
32	COVID-19 relief	(i) promoting health care (xii) Disaster management	Yes	Odisha	Kalahandi	99,739,685.42	No	Punaruthan Voluntary Organisation	CSR00000650
33	Ambulance Services	(i) promoting health care	Yes	Odisha	Kalahandi	948,254.81	No	Punaruthan Voluntary Organisation	CSR00000650
34	Community Infrastructure	(x) rural development projects	Yes	Odisha	Kalahandi	764,009.00	Yes	—	—
35	Scholarship	(ii) promoting education	Yes	Odisha	Kalahandi	157,525.00	Yes	—	—
36	Mo School	(ii) promoting education	Yes	Odisha	Kalahandi	6,000,000.00	Yes	—	—
37	Water supply	(i) promoting health care	Yes	Odisha	Kalahandi	18,750.00	Yes
38	Skill development Centre	(ii) promoting education	Yes	Odisha	Kalahandi	300,000.00	No	Vedanta Foundation	CSR00001617

Aluminium - Lanjigarh SUB TOTAL D						112,344,671.23

COPPER
39	Community & Infra Development	(x) rural development	Yes	Tamilnadu	Thoothukudi	1,461,100.00	Yes	—	—
40	Skilling Initiative	(ii) promoting education, including employment enhancing vocation skills	Yes	Tamilnadu	Thoothukudi	14,439,583.00	Yes	—	—
41	Community Relief Support	(xii) Disaster management	Yes	Tamilnadu	Thoothukudi	1,250,000.00	Yes	—	—
42	COVID relief	(i) promoting health care	Yes	Tamilnadu	Thoothukudi	263,973,419.00	Yes	—	—
43	Livelihood Initiative	(ii) livelihood enhancement projects.	Yes	Tamilnadu	Thoothukudi	19,346,077.00	Yes	—	—

Copper SUB TOTAL E						300,470,179.00

CORPORATE
44	Covid relief	(xii) Disaster management	No	Delhi, Maharashtra	Gurgaon, Mumbai	110,300,000.00	Yes	—	—

Corporate SUB TOTAL F						110,300,000.00

TOTAL (A+B+C+D+E+F)						1,081,590,267.98

Integrated Report and Annual Accounts 2021-22      233

Directors’ Report

Report on CSR Activities - Table 9(b)

(b) Details of CSR amount spent in the Financial Year for ongoing projects of the preceding Financial Year(s):

1	2	3	4	5	6	7	8	9
Sl. No	Project ID.	Name of the Project.	Financial Year in which the project was commenced.	Project duration. (In months)	Total amount allocated for the project (in ₹).	Amount spent on the project in the reporting Financial Year (in ₹).	Cumulative amount spent at the end of reporting Financial Year. (in ₹)	Status of the project - Completed / Ongoing.
OIL & GAS
1	FY31.03.2021_1	Barmer Unnati	FY 2018	48	43,299,000.00	4,621,687.00	11,161,687.00	Completed
2	FY31.03.2021_2	Dairy Development and Animal Husbandry	FY 2019	36	16,706,667.00	419,134.00	6,959,134.00	Completed
3	FY31.03.2021_3	Nand Ghar	FY 2019	36	28,700,000.00	4,735,156.00	11,275,156.00	Ongoing
4	FY31.03.2021_4	Aanganwadi - Gujarat	FY 2019	36	15,964,750.00	-5,551,325.00	988,675.00	Completed
5	FY31.03.2021_5	Ujjwal in Gujarat and Baytu English Medium School	FY 2019	48	33,564,000.00	8,113,736.00	14,653,736.00	Completed
6	FY31.03.2021_7	Barmer Smart and Green City Development	FY 2019	48	4,884,000.00	802,628.40	7,342,628.40	Completed
7	FY31.03.2021_8	Micro level Interventions - RJ and Gujarat	FY 2019	24	6,300,000.00	1,400,000.00	7,940,000.00	Ongoing
8	FY31.03.2021_9	Micro level Interventions - Suvali (GJ)	FY 2019	24	1,800,000.00	989,200.00	7,529,200.00	Ongoing
9	FY31.03.2021_10	Micro level Interventions - Assam	FY 2020	24	6,000,000.00	750,000.00	7,290,000.00	Ongoing
10	FY31.03.2021_12	O&M of Old 32 RO Plants	FY 2018	48	35,985,000.00	3,005,718.00	9,545,718.00	Completed
11	FY31.03.2021_13	O&M of Old 92 RO Plants	FY 2020	24	25,860,000.00	16,039,845.00	22,579,845.00	Completed
12	FY31.03.2021_14	Ravaa RO Plant	FY 2021	12	350,000.00	—	6,540,000.00	Completed
13	FY31.03.2021_15	Specialist Doctor - District Hospital, Barmer and Hospital Sanitation -Clean Barmer Green Barmer	FY 2018	48	82,074,000.00	22,696,385.00	29,236,385.00	Ongoing
14	FY31.03.2021_16, 17, 18	Mobile Health Van	FY 2018	48	68,173,333.00	14,401,317.00	20,941,317.00	Ongoing
15	FY31.03.2021_19	Community Helpdesk	FY 2019	48	4,617,000.00	1,047,094.00	7,587,094.00	Completed
16	FY31.03.2021_20	Skill Training Programs in CEC Barmer	FY 2016	36	50,800,000.00	9,806,561.00	16,346,561.00	Completed
17	FY31.03.2021_22	Skill Training Programs in CCOE Barmer	FY 2018	48	23,564,000.00	2,090,220.66	8,630,220.66	Completed
18	FY31.03.2021_23	Support ot Para athletes	FY 2019	48	7,600,000.00	-32,000.00	6,508,000.00	Completed

Oil & Gas Total A					456,241,750.00	85,335,357.06	203,055,357.06

IRON ORE
19	FY31.03.2021_30	Alternative Livelihood Opportunities Project	FY 2021	48	14,500,000.00	4,063,826.50	11,530,826.50	Ongoing
20	FY31.03.2021_31	Community Medical center & Mobile health unit	FY 2021	48	7,300,000.00	3,483,888.75	7,339,835.75	Ongoing

Iron Ore Total B					21,800,000.00	7,547,715.25	18,870,662.25

234      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

1	2	3	4	5	6	7	8	9
Sl. No	Project ID.	Name of the Project.	Financial Year in which the project was commenced.	Project duration. (In months)	Total amount allocated for the project (in ₹).	Amount spent on the project in the reporting Financial Year (in ₹).	Cumulative amount spent at the end of reporting Financial Year. (in ₹)	Status of the project - Completed / Ongoing.
ALUMINIUM - JHARSUGUDA
21	FY31.03.2021_32	Mobile Health Unit and Health/Awareness camps	FY 2021	48	6,317,000.00	3,279,106.17	6,677,783.52	Ongoing
22	FY31.03.2021_33	Village cleanliness initiatives	FY 2021	48	8,197,000.00	4,710,298.16	7,204,098.16	Ongoing
23	FY31.03.2021_34	Vedanta DAV Scholarship Program	FY 2021	48	12,000,000.00	4,008,808.14	8,591,216.38	Ongoing
24	FY31.03.2021_36	Vedanta Computer Literacy Program	FY 2021	48	910,000.00	37,764.80	606,313.80	Ongoing
25	FY31.03.2021_37	Vedanta Mini-Science Centre	FY 2021	48	472,000.00	70,397.30	111,494.22	Ongoing
26	FY31.03.2021_38	Women Empowerment: Subhalaxmi Co-op, Capacity Buidling, Micro Enterprises	FY 2021	48	1,180,000.00	120,578.43	365,749.20	Ongoing
27	FY31.03.2021_39	Farm Activity: Project Jeevika Samridhhi & other initiative	FY 2021	48	4,280,000.00	2,534,532.82	4,299,688.27	Ongoing
28	FY31.03.2021_41	Plantation & Maintenance	FY 2021	48	4,200,000.00	1,342,602.00	2,920,551.72	Ongoing
29	NA	Water & sanitation activities	FY 2021	48	6,400,000.00	6,919,466.00	6,919,466.00	Ongoing
30	NA	Nand Ghar	FY 2021	48	4,000,000.00	3,647,000.00	3,647,000.00	Ongoing

Aluminium - Jharsuguda Total C					47,956,000.00	26,670,553.82	41,343,361.27

ALUMINIUM - LANJIGARH
31	FY31.03.2021_42	Vedanta Hospital	FY 2021	36	33,600,000.00	33,975,680.94	65,406,680.94	Ongoing
32	FY31.03.2021_43	Maa Santoshi Jankalyan Foundation Hospital	FY 2021	36	1,500,000.00	1,477,646.00	2,688,703.00	Ongoing
33	FY31.03.2021_44	Child Care Center	FY 2021	36	3,100,000.00	2,769,065.02	5,925,574.87	Ongoing
34	FY31.03.2021_45	Women Empowerment	FY 2021	36	2,300,000.00	2,285,506.00	4,209,900.00	Ongoing
35	FY31.03.2021_46	Farm & Non-farm Based Livelihood	FY 2021	36	1,700,000.00	1,445,514.00	1,984,514.00	Ongoing

Aluminium - Lanjigarh Total D					42,200,000.00	41,953,411.96	80,215,372.81

COPPER
36	FY31.03.2021_24	Tamira Surabhi	FY 2019	48	32,629,000.00	7,947,000.00	24,862,367.00	Ongoing
37	FY31.03.2021_25	Pasumai Thoothukudi	FY 2019	48	85,519,263.00	7,332,000.00	87,856,263.00	Ongoing
38	FY31.03.2021_26	Scholarship	FY 2019	48	39,712,000.00	31,024,000.00	75,269,215.00	Ongoing
39	FY31.03.2021_27	Health camps	FY 2019	48	19,981,400.00	1,896,000.00	7,858,846.00	Ongoing
40	FY31.03.2021_28	Woman Resource Centre	FY 2019	48	45,546,752.00	4,372,000.00	11,084,300.00	Ongoing

Copper Total E					223,388,415.00	52,571,000.00	206,930,991.00

Total (A+B+C+D+E)					791,586,165.00	214,078,038.09	550,415,744.39

Integrated Report and Annual Accounts 2021-22      235

Directors’ Report

Annexure C

Disclosure in Board’s report as per provisions of Section 197 of the Companies Act, 2013 read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2019

Sr. No.		Disclosure
	Requirement	Name of the Director	Category	Ratio
1	Ratio of the remuneration of each director to the median remuneration of the employees of the company for the financial year	Navin Agarwal(1)	Executive Vice-Chairman	242.64
		Sunil Duggal	Whole-time Director & Chief Executive Officer	136.01

		GR Arun Kumar(2)	Whole-Time Director & Chief Financial Officer	28.13

	Ratio of the Fee for attending board/committee Meetings & Commission of each director to the median remuneration of the employees of the company for the financial year	Anil Agarwal	Non Executive Chairman	1.62
		UK Sinha	Independent Director	13.07
		DD Jalan	Independent Director	12.57
		Akhilesh Joshi	Independent Director	9.38
		Padmini Sekhsaria	Independent Director	11.21
		MK Sharma(3)	Independent Director	6.08
		Priya Agarwal	Non Executive Director	14.07
		Name	Category	Increment Percentage
2	Percentage increase in remuneration of each director, Chief Financial Officer, Chief Executive Officer, Company Secretary or Manager, if any, in the financial year	Navin Agarwal	Executive Vice-Chairman	5%
		Sunil Duggal	Whole-time Director & Chief Executive Officer	5%
		GR Arun Kumar	Whole-Time Director & Chief Financial Officer	NIL
		Ajay Goel	Acting Chief Financial Officer	NIL
		Prerna Halwasiya	Company Secretary & Compliance Officer	17%
3	Percentage increase in the median remuneration of employees in the financial year	The median remuneration of the employees in the financial year was increased by 11.43%
4	Number of permanent employees on the rolls of company	There were 8,129 employees of Vedanta Limited as on 31 March, 2022
5	Average percentile increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentile increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration	Average increment in FY 2022 for Managerial Personnel (M4 and Above): 9.25%
		Average Increment in FY 2022 for non Managerial Personnel (M5 and Below): 10.55%
		No exceptional increase given in the managerial remuneration.
6	Affirmation that the remuneration is as per the remuneration policy of the Company	Yes

Notes:

1.	For Mr. Navin Agarwal, the ratio inclusive of remuneration received from Vedanta Resources Limited, UK, the Holding Company, is 283.74.
2.	Mr. GR Arun Kumar ceased to be Whole-time Director and Chief Financial Officer of the Company effective close of business hours on 24 April 2021.
3.	Mr. MK Sharma ceased to be Independent Director with effect from close of business hours on 01 October 2021 pursuant to his resignation.

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Annexure D

Form No. MR-3

Secretarial Audit Report

FOR THE FINANCIAL YEAR ENDED 31 MARCH 2022

[Pursuant to Section 204(1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,

The Members,

Vedanta Limited

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by Vedanta Limited (hereinafter called “the Company”) for the financial year ended 31 March 2022 (“Audit Period”). The secretarial audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conduct/statutory compliances and expressing our opinion thereon.

Based on our verification of the Company’s books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the Audit Period, complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place.

We have examined the books, papers, minutes, forms and returns filed and other records maintained by the Company for the Audit Period, according to the provisions of applicable law provided hereunder:

1.	The Companies Act, 2013 (‘the Act’) and the rules made thereunder including any re-enactment thereof;

2.	The Securities Contracts (Regulation) Act, 1956 and the rules made thereunder;

3.

The Depositories Act, 1996 and the regulations and bye-laws framed thereunder to the extent of Regulation 76 of Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018;

4.	Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

5.	The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992:
a)	Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”);

b)	The Securities and Exchange Board of India (Issue and Listing of Non- Convertible Securities) Regulations, 2021;

c)	The Securities and Exchange Board of India (Debenture Trustee) Regulations, 1993;

d)	The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

e)	The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

f)	The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 (till 12 August 2021);

g)	The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (w.e.f. 13 August 2021)

h)	The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client to the extent of securities issued;

6.	Specific laws applicable to the industry to which the Company belongs, as identified and compliance whereof as confirmed by the management:

a)	The Mines and Minerals (Development and Regulation) Act, 2015 and the rules and regulations made thereunder;

b)	Indian Boilers Act, 1923 and rules and regulations made thereunder;

c)	Manufacture, Storage, and Import of Hazardous Chemical Rule, 1989.

We have also examined compliance with the applicable clauses of the Secretarial Standards for Board Meetings (SS-1) and for General Meetings (SS-2) issued by the Institute of Company Secretaries of India.

We report that during the Audit Period, the Company has complied with the provisions of the Act, rules, standards etc. mentioned above.

We further report that:

The Board of Directors of the Company is duly constituted with a proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the Audit Period, were carried out in compliance with the provisions of the Act and other applicable laws.

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Adequate notice is given to all directors to schedule the Board Meetings and Committee meetings and agenda with detailed notes were sent at least seven days in advance except for a few meetings which were held at shorter notice in due compliance with the Act and applicable laws. Further, a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All the decisions were unanimous and there was no instance of dissent in Board or Committee Meetings.

We further report that there are adequate systems and processes in the Company, which commensurate with its size and operations to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

We further report that during the Audit Period, the Company has undertaken the below mentioned specific event/action that can have a major bearing on the Company’s compliance responsibility in pursuance of the above referred laws, rules, standards, etc:

1.	The Board of Directors, at its meeting dated 26 July 2021, approved the:

i.

Purchase of 26% shareholding in Facor Power Limited (FPL), subsidiary of Ferro Alloys Corporation Limited (FACOR), which will further be amalgamated with FACOR. Upon sanction the scheme of amalgamation, FACOR would be the only resultant entity. Application for amalgamation is under process before the National Company Law Tribunal, Cuttack Bench;

ii.

Selling the shareholding in Sterlite Ports Limited (SPL) and Paradip Multi Cargo Berth Private Limited (PMCB) to Sesa Resources Limited (SRL), a wholly-owned subsidiary of the Company and further amalgamate SPL, PMCB, Maritime Ventures Private Ltd (MVPL) and Goa Sea Port Private Limited (GSPPL) with Sesa Mining Corporation Limited (SMCL) which is a step down subsidiary of the Company.

The selling of the aforesaid shareholding was completed on 30 August 2021. Scheme for amalgamation is under process before National Company Law Tribunal, Tamil Nadu and Bombay (Goa Bench);

2.	Delisting of American Depository Receipts (ADRs) from New York Stock Exchange (NYSE) effective from close of trading on NYSE on 08 November 2021;

3.	Acquisition of Desai Cement Company Private Limited by Sesa Mining Corporation Limited (SMCL), an indirect wholly owned subsidiary of the Company, making DCCPL a step down subsidiary of the Company;

4.	Issuance of secured, rated, non-cumulative, redeemable 10000 Non-Convertible Debentures at a face value of ₹10,00,000 each aggregating to ₹1000 Crores, on private placement basis;

5.	Declaration of interim dividend as under:

iii.	First interim dividend at the Board Meeting held on 01 September 2021 of ₹18.50 per equity share;

iv.	Second interim dividend through resolution passed by circulation passed on 11 December 2021 of ₹13.50 per equity share;

v.	Third interim dividend through resolution passed by circulation passed on 02 March 2022 of ₹13 per equity share;

6.

The Board has at its meeting held on 25 March 2022, accorded approval for equity investment of ₹250 Crore in the capital of a SPV. Such investment is in the form of 26% equity stake through ordinary equity and quasi equity instruments for procurement of renewable power;

7.

Further acquisition of 10.07% shares of the Company by Vedanta Resources Limited, holding company, along with its Persons Acting in Concerts (PACs) by way of making a voluntary open offer in the month of April, 2021.

For M/s Vinod Kothari & Company
Practicing Company Secretaries
Unique Code: P1996WB042300
Sd/-
Nitu Poddar
Partner
Membership No.: A37398
CP No.:15113
Place: New Delhi	UDIN: A037398D000178649
Date: 21 April 2022	Peer Review Certificate No.: 781/2020

The report is to be read with our letter of even date which is annexed as Annexure ‘I’ and forms an integral part of this report.

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Annexure I

Auditor and Management Responsibility

ANNEXURE TO SECRETARIAL AUDIT REPORT

To,

The Members,

Vedanta Limited

Our Secretarial Audit Report of even date is to be read along with this letter.

1.

Maintenance of secretarial records is the responsibility of the management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit. The list of documents for the purpose, as seen by us, is listed in Annexure II;

2.

We have followed the audit practices and the processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on a test basis to ensure that correct facts are reflected in secretarial records. We believe that the processes and practices, we followed provide a reasonable basis for our opinion;

3.	Our Audit examination is restricted only upto legal compliances of the applicable laws to be done by the Company, we have not checked the practical aspects relating to the same;

4.

Wherever our Audit has required our examination of books and records maintained by the Company, we have relied upon electronic versions of such books and records, as provided to us through online communication. Given the challenges and limitations posed by Covid-19, lockdown restrictions (wherever applicable), as well as considering the effectiveness of information technology tools in the audit processes, we have conducted online verification and examination of records, as facilitated by the Company, for the purpose of issuing this Report. In doing so, we have followed the guidance as issued by the Institute. We have conducted online verification & examination of records, as facilitated by the Company;

5.

We have not verified the correctness and appropriateness of financial records and books of accounts of the Company as well as correctness of the values and figures reported in various disclosures and returns as required to be submitted by the Company under the specified laws, though we have relied to a certain extent on the information furnished in such returns;

6.	Wherever required, we have obtained the management representation about the compliance of laws, rules and regulation and happening of events etc;

7.

The compliance of the provisions of corporate and other applicable laws, rules, regulations, standards is the responsibility of the management. Our examination was limited to the verification of procedure on test basis.

8.

Due to the inherent limitations of an audit including internal, financial, and operating controls, there is an unavoidable risk that some misstatements or material non-compliances may not be detected, even though the audit is properly planned and performed in accordance with audit practices;

9.

The contents of this Report has to be read in conjunction with and not in isolation of the observations, if any, in the report(s) furnished/to be furnished by any other auditor(s)/agencies/authorities with respect to the Company;

10.	The Secretarial Audit report is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.

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Directors’ Report

Annexure II

List of Documents

1.	Scanned minutes for the meetings of the following held during the Audit Period:

a.	Board of Directors;

b.	Audit & Risk Management Committee;

c.	Nomination and Remuneration Committee;

d.	Corporate Social Responsibility Committee;

e.	Committee of Directors;

f.	Annual General Meeting;

g.	ESG Committee;

2.	Resolution by circulation passed during FY 2022;

3.	Proof of circulation of draft and signed minutes of the Board Committee meetings’ minutes;

4.	Annual Report for FY 2021;

5.	Financial Statements and Auditor’s Report for FY 2021;

6.	Directors disclosures under the Act and rules made thereunder;

7.	Statutory Registers maintained under the Act;

8.	Forms filed with the Registrar;

9.	Policies framed under Act and the Listing Regulations.

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Integrated Report	Statutory Reports	Financial Statements

Annexure D

Form No. MR-3

Secretarial Audit Report - BALCO (material unlisted subsidiary)

FOR THE FINANCIAL YEAR ENDED 31 MARCH 2022

[Pursuant to Section 204(1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,

The Members,

Bharat Aluminium Co. Ltd.

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by Bharat Aluminium Co. Ltd. (hereinafter called “the Company”) for the financial year ended 31 March 2022 [“Audit Period”] in terms of the engagement letter dated 14 September 2021. The secretarial audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conduct/statutory compliances and expressing our opinion thereon.

Based on our verification of the Company’s books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the Audit Period, complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place.

We have examined the books, papers, minutes, forms and returns filed and other records maintained by the Company for the Audit Period, according to the provisions of applicable law provided hereunder:

1.	The Companies Act, 2013 (‘the Act’) and the rules made thereunder including any re-enactment thereof;

2.	The Depositories Act, 1996 and the regulations and bye-laws framed thereunder;

3.	Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of External Commercial Borrowings;

4.	Specific laws applicable to the industry to which the Company belongs, as identified and compliance whereof as confirmed by the management, that is to say:

a)	The Mines Act, 1952 and Rules made thereunder.

b)	The Mines and Minerals (Development and Regulation) Act, 1957, and the Rules made thereunder.

c)	The Electricity Act, 2003 and rules and regulations made thereunder.

We have also examined compliance with the applicable clauses of the Secretarial Standards for Board Meetings (SS-1) and for General Meetings (SS-2) issued by the Institute of Company Secretaries of India.

We report that during the Audit Period, the Company has complied with the provisions of the Act, rules, standards etc. mentioned above.

We further report that:

The Board of Directors of the Company is duly constituted with a proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the Audit Period, were carried out in compliance with the provisions of the Act and other applicable laws.

Adequate notice is given to all directors to schedule the Board Meetings and Committee meetings, agenda and detailed notes on agenda were sent at least seven days in advance. Further, a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All the decisions were unanimous and there was no instance of dissent in Board or Committee Meetings.

We further report that there are adequate systems and processes in the Company, which commensurate with its size and operations to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

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Directors’ Reports

We further report that during the Audit Period, the Company has not undertaken any specific events/ actions that can have a major bearing on the Company’s compliance responsibility in pursuance of the above referred laws, rules, standards, etc.

Equity investment of 26% in Special Purpose Vehicle (SPV):

During the period under review the Board has at its meeting held on 29 March 2022, accorded approval for equity investment of ₹250 Crore in the capital of a SPV. Such investment is in the form of 26% equity stake through ordinary equity and quasi equity instruments for procurement of renewable power.

For M/s Vinod Kothari & Company
Practicing Company Secretaries
Unique Code: P1996WB042300
Sd/-
Nitu Poddar
Partner
Membership No.: A37398
CP No.:15113
Place: New Delhi	UDIN: A037398D000161346
Date: 19 April 2022	Peer Review Certificate No.: 781/2020

The report is to be read with our letter of even date which is annexed as Annexure ‘I’ and forms an integral part of this report

Annexure I

Auditor and Management Responsibility

ANNEXURE TO SECRETARIAL AUDIT REPORT

To,

The Members,

Bharat Aluminium Co. Ltd.

Our Secretarial Audit Report of even date is to be read along with this letter.

1.

Maintenance of secretarial records is the responsibility of the management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit. The list of documents for the purpose, as seen by us, is listed in Annexure II;

2.

We have followed the audit practices and the processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on a test basis to ensure that correct facts are reflected in secretarial records. We believe that the processes and practices, we followed provide a reasonable basis for our opinion;

3.	Our Audit examination is restricted only upto legal compliances of the applicable laws to be done by the Company, we have not checked the practical aspects relating to the same;

4.

Wherever our Audit has required our examination of books and records maintained by the Company, we have relied upon electronic versions of such books and records, as provided to us through online communication. We have conducted online verification & examination of records, as facilitated by the Company;

5.

We have not verified the correctness and appropriateness of financial records and books of accounts of the Company as well as correctness of the values and figures reported in various disclosures and returns as required to be submitted by the Company under the specified laws, though we have relied to a certain extent on the information furnished in such returns;

6.	Wherever required, we have obtained the management representation about the compliance of laws, rules and regulation and happening of events etc;

7.

The compliance of the provisions of corporate and other applicable laws, rules, regulations, standards is the responsibility of the management. Our examination was limited to the verification of procedure on test basis.

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8.

Due to the inherent limitations of an audit including internal, financial, and operating controls, there is an unavoidable risk that some misstatements or material non-compliances may not be detected, even though the audit is properly planned and performed in accordance with audit practices;

9.

The contents of this Report has to be read in conjunction with and not in isolation of the observations, if any, in the report(s) furnished/to be furnished by any other auditor(s)/agencies/authorities with respect to the Company;

10.	The Secretarial Audit report is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.

Annexure II

List of Documents

1.	Scanned unbound minutes for the meetings of the following held during the Audit Period:

a.	Board of Directors;

b.	Audit Committee;

c.	Nomination and Remuneration Committee;

d.	Corporate Social Responsibility Committee;

e.	Finance Standing Committee;

f.	Annual General Meeting;

2.	Proof of circulation of draft and signed minutes of the Board Committee meetings’ minutes on a sample basis;

3.	Annual Report for FY 2021;

4.	Memorandum of Association and Articles of Association of the Company;

5.	Financial Statements and Auditor’s Report for FY 2021

6.	Directors disclosures under the Act and rules made thereunder;

7.	Statutory Registers maintained under the Act;

8.	Forms filed with the Registrar;

9.	Policies framed under Act, 2013 viz. CSR Policy, Remuneration Policy, and Whistle Blower Policy.

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Report on Corporate Governance

Company’s Philosophy on Code of Governance

Vedanta is committed to the highest standards of corporate governance while maintaining its rapid growth and performance excellence. Being a listed company on the stock exchanges, we must keep setting global benchmarks of all-round excellence in its sustainability performance. The strong financial footing on which the company stands today is largely built on the system orientation ingrained in our departments and business units.

We strongly believe that efficient governance at all levels is necessary to drive change, towards a more resilient and responsible future. In order to continue to sustain as a progressive company balancing financial return to investors with unwavering focus on being socially responsible, there is a need to constantly reinvent and upgrade our governance models in synchronization with the demands of the contemporary times.

Effective corporate governance is a continuous process of prioritisation and improvement, and we must adapt our processes and activities to be relevant to the evolving external and internal landscapes.

At Vedanta, it is believed that maintaining high standards of corporate governance has been primitive to the business of the Company since its inception. Our Corporate Governance replicates the values, vision, mission and seven pillars of the Company. To enduringly ensure utmost trust and confidence of our stakeholders in us and to meet the stakeholders’ aspirations, transparency, culpability, quality, fairness, safety, competence and professionalism form a vital part of our functioning and practices.

Vedanta’s Values driving the Organizational Culture

The objective is to meet the stakeholders’ expectations and generate value for its shareholders through enhanced corporate governance principles. Hence, our corporate governance practices are globally benchmarked and always strives to adopt the emerging practices being followed worldwide. The Company is incessantly working towards its performance goals focusing on long-term and sustainable value creation.

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With its vision to transform the Planet; the Communities; and the Workplace; Vedanta believes in working towards

‘Desh Ki Zarooraton Ke Liye’ – ascertaining that everything above the Earth comes from below the Earth. We, being a responsible globally diversified natural resources company, trust in unearthing and harnessing the infinite potential of natural resources in the most sustainable way to power the nation’s progress. Vedanta, providing vital commodities needed for everyday life, endeavours to bring these blessings of the earth to you. ‘Atmanirbhar Bharat Ke Liye’ – developing tomorrow as a reflection of today’s dream, is also an inherent part of the ethos at Vedanta.

TRANSFORMING THE PLANET

Transforming the

Environment by committing to net-zero carbon by 2050 and supporting India’s target of carbon-neutrality by 2070

TRANSFORMING ENERGY

Transforming Energy by using 2.5GW of Round-The-Clock Renewable Energy to power our operations by 2030

TRANSFORMING COMMUNITIES

Transforming health by providing nutrition and healthcare to 100 million women and children

TRANSFORMING NATURAL RESOURCES

Transforming Natural Resource Usage by achieving net water positivity by 2030

TRANSFORMING THE WORKPLACE

Transforming the Workforce by promoting diversity, inclusivity and gender parity to unleash India’s full potential

Compliance with Global Guidelines and Best Practices

Your Company has been at the forefront in complying with global best practices in Corporate Governance.

Vedanta has maintained the highest standards of corporate governance all through its operations. Our sustainable development journey continues to create value for our stakeholders. We have invested our time and resources in introspecting our actions; we have achieved our targets and formulated ambitious new ones; we have adopted global best practices and taken innovative leaps; we have aligned our standards with industry benchmarks and charted some of our own. We have done all this and will continue to do it with a singular agenda: ensuring long-term growth of all stakeholders.

In addition to complying with the statutory guidelines, the Company has voluntarily adopted and evolved various practices of governance conforming to utmost ethical and responsible standards of business. These practices reflect the way business is conducted and value is generated.

Integrated Reporting

Since its inception, Vedanta Limited has taken conscious efforts to operate in a manner responsible to all stakeholders. Every decision and action at the Company is taken after considering the impact they may have on the Company’s relevant stakeholder groups. This is a true reflection of the organisation’s integrated thinking, which takes into account all the resources and relationships that affect Company’s ability to create sustained value. These resources and relationships, termed ‘Capitals’, are stocks of value enabling Company’s operations.

SEBI vide circular no: SEBI/HO/CFD/CMD/CIR/P/2017/10 dated 06 February 2017 had recommended voluntary adoption of ‘Integrated Reporting’ (IR) from 2017 - 2018 by the top 500 listed companies in India.

While operating, your Company actively considers its external environment, the opportunities and challenges, the organisational strategy to respond to these externalities and the outputs and outcomes it produces basis its business activities. Starting FY 2018, the Company has proactively commenced reporting its annual performance and strategy using an integrated report, using the content elements and the guiding principles outlined in the International Integrated Reporting framework. The organisation has continued its Integrated Reporting journey and its FY 2022 performance and forward-looking strategy have been elucidated in the current Integrated Annual Report. The report takes into account the following six capitals while reporting:

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Report on Corporate Governance

Financial Capital

The Company is focused on optimising capital allocation and maintaining a strong balance sheet while generating strong FCFs. It also reviews all investments, taking into account the Group’s financial resources with a view to maximising returns to shareholders.

Intellectual Capital

As a relatively young Company, the Company is keen to embrace technological developments. The Company is setting up a centre of technological excellence in South Africa, enabling them to nurture and implement innovative ideas across the business, which lead to operational improvements.

Natural Capital

India and Africa have favourable geology and mineral potential and these regions provide the Company with world-class mining assets, which are structurally at low cost and have extensive R&R. Additionally, operating the Company’s mines requires a range of resources, including water and energy, which the Company aims to use prudently and sustainably.

Social & Relationship Capital

The Company aims to forge strong partnerships by engaging with its key stakeholders, including shareholders and lenders, suppliers and contractors, employees, governments, communities and the society in general. These relationships help maintain and strengthen Vedanta’s licence to operate.

Human Capital

The Company has employees from across the world and it is committed to provide them with a safe and healthy work environment. In addition, by creating a culture that nurtures innovation, creativity and diversity, it enables them to grow personally and professionally while also helping to meet our business goals.

Manufactured Capital

The Company invests in assets including best-in-class equipment and machinery to ensure it operates as efficiently and safely as possible both at its current operations and in its expansion projects. This also supports its strong and sustainable cash flow generation.

Sustainability Reporting Journey at Vedanta

More than thirteen years ago, Vedanta embarked upon a journey to transform how it does business. We are committed to not only become the lowest cost metal producer in the world, but to do so in the most sustainable way possible. To achieve this, we established policies and standards in line with global best practices. We then began the journey of meticulously embedding them across our business operations. In FY 2022, the Company completed an extensive program to update our ESG vision and strategy.

Under the revamped corporate vision of “Transforming for Good”, the Company has placed sustainable business practices at the center of its way of doing business. “Transforming Communities”, “Transforming the Planet” and “Transforming the Workplace” are the three pillars of this vision and these are supported by nine aims that cover the most material ESG issues for the Company. These aims reaffirm Vedanta’s recognition that ESG has a strategic role to play in the growth of the business. A listing of these nine aims is given below:

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Your Company has been publishing the Sustainable Development Report for more than a decade now. The Report is prepared in accordance with the Global Reporting Initiative (GRI) Standards: Core option and is also mapped to the United Nations Global Compact (UNGC) and aligns to Sustainable Development Goals (SDGs). It should be considered as our Communication of Progress (COP), which reports our approach and disclosure towards triple bottom line principles - people, planet, and profit.

Vedanta applies its sustainability performance reporting criteria based on GRI Standards including the Mining & Metals and Oil & Gas Sector Disclosures; National Guidelines for Responsible Business Conduct framed by the Ministry of Corporate Affairs, Government of India; United Nations Global Compact (UNGC) principles; and standards set by International Council on Mining & Metals (ICMM).

For further insights into the sustainability practices adopted by your Company, the Sustainability Report can be accessed at www.vedantalimited.com.

Tax Transparency Reporting

Vedanta has been an industry leader in following one of the most long-standing and uninterrupted approach to voluntary reporting on our tax contributions. This dedicated endeavour is a testament to our commitment to all our stakeholders to provide greater transparency and disclosure of profits earned and contributions made to the various Governments in the jurisdictions in which we operate. In our journey, we strive for improved efficiency and sustainability while ensuring excellence in our operations.

The report focuses on our approach to Tax Governance and Strategy and includes the following:

•	Tax Principles;

•	Tax Risk Management, Control and Compliance;

•	Response to Stakeholder and Tax Environment;

•	Tax Approach in our jurisdictions.

This voluntary reporting on tax contributions in done through our Tax Transparency Report (TTR). In this report, in addition to economic contribution under various tax and non-tax heads, we also provide information on how we address our tax related decisions, adherence to tax compliances, approach to tax complexities. The narration demonstrates our strong governance structure that promotes and ensures adherence to regulations while encouraging tax efficiency in operations. The contributions, that are direct and indirect in nature, are categorically provided for all the countries where we have significant operations.

OUR GUIDING TAX PRINCIPLES

The report for the FY 2022 is available on the website at www.vedantalimited.com.

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Report on Corporate Governance

Governance Framework

Your Company has always been a front runner in adopting best governance practices and endeavours to embed and sustain a culture of highest ethical standards, personal and professional integrity and upholding its core values of Trust, Entrepreneurship, Innovation, Excellence, Integrity, Respect and Care.

The governance framework of the Company is underpinned through its resounding core values with the strength of leading vision, strategic mission, and the primary objective of delivering sustainable growth.

With a strong governance philosophy, we have a multi-tiered governance structure with defined roles and responsibilities of every constituent of the governance system.

Board of Directors

The Board of Directors is an apex body and an enlightened board creates a culture of leadership providing long-term vision and improving the governance practices. They play a crucial role in guiding, overseeing, monitoring strategy, performance and long-term success of the Company as a whole through strategic direction.

The Board of Directors owns a fiduciary position, exercises appropriate control and independent judgement, monitors effectiveness of Company’s governance and supervises the strategic decisions on behalf of the shareholders and other stakeholders.

Our Board represents a confluence of complementary skills, attributes, perspectives, expertise in critical areas and diverse backgrounds.

In line with the recommendation of SEBI and our persistent endeavor to adhere to the global best practices, the Company is chaired by Mr. Anil Agarwal, Non-Executive Chairman effective 01 April 2020.

With a view to effectively discharge its obligations and functioning of the relevant areas, the Board has delegated certain responsibilities to its various designated Board Committees. Each of the Committee has a clearly defined charter containing the specific terms of reference and scope and is entrusted with discharging its duties, roles and responsibilities which further recommends to the Board for action. The details of these committees have been provided in detail in subsequent sections in this report.

Separate of Role of Chairman & CEO

The roles and responsibilities of the Chairman of the Board and Chief Executive Officer have been demarcated and the positions are held by separate individuals. Further, as on 31 March 2022, the Company also had a separately designated Chief Financial Officer and Company Secretary & Compliance Officer.

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ROLE & RESPONSIBILITIES

Chairman

•	Leads the Board and ensures that it discharges its responsibilities effectively;

•	Develops succession plan for Board appointments for approval by the Board;

•	Identifies strategic priorities and new business opportunities to enhance shareholder value;

•	Promotes the highest standards of integrity, probity and governance;

•	Chairs the Board meeting and facilitates active engagement of all Directors;

•	Oversees the Director’s induction, performance and ongoing development; and

•	Engages with Company’s stakeholders to ensure that an appropriate balance is maintained between various interests.

Vice-Chairman

•	Supports the Non-Executive Chairman in executing the overall vision and strategy of the Group;

•	Enhances and sustains the Group’s overall HSE, people, digital and technology, ethics and compliance practices at global standards;

•	Oversees stakeolder engagement in India and globally;

•	Ensures effective execution of growth projects to deliver value; and

•	Provides mentoring to some of the key corporate functions like the people function, management assurance and investor relations including key leadership development.

Chief Executive Officer

•	Leads the management team;

•	Develops and executes the corporate strategy in conjunction with the Board;

•	Implements the decisions of the Board and its Committees;

•	Develops Group policies and ensures effective implementation; and

•	Enhances shareholder value and implements the organization’s vision, mission, and overall direction.

Senior Management

•	Develops and executes business strategy; and

•	Manages day-to-day decisions and ensures that decisions are in parity with the long-term objectives and policies of the Company.

The reporting structure, as shown below, between the Board, Board Committees and Management Committees forms the backbone of the Group’s Corporate Governance framework.

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Changes in the position of Directors / Key Managerial Personnel (KMPs) of the Company:

Director	Designation	Change (Appointment/ Resignation/ Cessation)	Date of appointment/ re-appointment/ cessation	Tenure Till
K Venkataramanan	Independent Director	Cessation	01 April 2021*	—
Dindayal Jalan	Independent Director	Appointment	01 April 2021	31 March 2023
GR Arun Kumar	Whole-time Director & CFO	Resignation	25 April 2021**	NA
Sunil Duggal	Whole-time Director & CEO	Appointment	25 April 2021#	31 July 2023
Akhilesh Joshi	Independent Director	Appointment	01 July 2021	30 June 2022
UK Sinha	Independent Director	Re-appointment	11 August 2021	10 August 2024
MK Sharma	Independent Director	Resignation	02 October 2021##	NA
Ajay Goel	Acting Group Chief Financial Officer	Appointment	23 October 2021	—

*	Ceased to be a director consequent to completion of tenure.
**	Mr. GR Arun Kumar resigned from the position of Whole-Time Director & CFO of the Company w.e.f. close of business hours on 24 April 2021.
#	Mr. Duggal, in addition to his role as CEO, was appointed as Whole-time Director of the Company w.e.f. 25 April 2021.
##	Mr. MK Sharma stepped down from the position of Non-Executive Independent Director of the Company w.e.f. close of business hours on 01 October 2021.

Board Composition and Size

The Board comprises of a good and diverse mix of Executive, Non-Executive and Independent Directors from diversified backgrounds possessing considerable experience and expertise to promote shareholder interests and govern the Company effectively by providing valuable oversight and insightful strategic guidance.

As on 31 March 2022, the Board has a One-Tier structure comprising of eight (8) members, consisting of a Non-Executive Chairman, an Executive Vice Chairman, an Executive Director, a Non-Executive Woman Director and four Non-Executive Independent Directors including one Woman Director. The composition is in conformity with the provisions of SEBI Listing Regulations and Companies Act and in line with global best practices. Further, the changes in the composition of the Board of Directors that took place during the year under review were in compliance with the provisions of the Companies Act and SEBI Listing Regulations.

The Board reviews its composition, competency and diversity from time to time to ensure that it remains aligned with the statutory requirements under law as well as with the global practices.

Tenure Analysis of Board of Directors as on 31 March 2022

Diversity and Inclusion

Vedanta is committed to the cause of promoting diversity and inclusion within the organisation and in larger communities who we partner with. Our objective is to achieve gender parity across all levels starting from our Board.

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The Vedanta Group proposes to employ the Global Diversity and Inclusion Benchmarks Model ©O’Mara and Richter 2014. The Group’s Diversity and Inclusion initiatives focus on a holistic approach as per below.

Global Diversity and Inclusion Benchmarks Model

Our workplace policies play an important role in reinforcing a culture on founding principles of diversity and inclusion. Policies have a strong underpinning on the way we work and approach our lives. These policies ensure that we adhere to highest standards of professionalism and conduct at workplace. Our policies around work-life integration are best in class and are framed after extensive deliberations with impacted groups.

The Company has adopted a diversity policy which shall help us define, strategize, plan and implement the essential roadmap, guidance and measurement towards bridging the gaps as we work on different facets that have a bearing on achieving diversity goals. This policy is forward looking and sets a vision for diversity and inclusion for businesses across the Vedanta group.

Additionally, during the year, the Board has adopted a Board diversity policy as a subset of the above policy.

Your organisation recognises and embraces board diversity as an indispensable component in upholding a competitive advantage. The Board comprises of two (2) women directors including one Independent Director.

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Key Board Qualifications, Skills and Attributes

The table below summarizes the key qualifications, skills and attributes which are taken into consideration while nominating to serve on the Board and to function effectively. While all the Board members possess the identified skill their domain of core expertise is given in the table Board of Directors.

Business Leadership Sustainable success in business at a senior executive level

Financial expertise Proficiency in financial accounting and reporting, corporate finance and internal controls, corporate funding, and associated risks

Natural Resources Senior executive experience in a large, global mining & oil & gas organizations involved in the discovery, acquisition, development and marketing of natural resources

Capital projects Experience working in an industry with projects involving large-scale long-cycle capital outlays

Global Experience Experience in multiple global locations, exposed to a range of political, cultural, regulatory and business environments

ESG Familiarity with issues associated with workplace health and safety, asset integrity, environment and social responsibility, and communities

Corporate Governance Experience with a major organization that demonstrates rigorous governance standards

Mergers & Acquisition Experience in corporate transactions and actions and joint ventures

Government & International relations Interaction with government and regulators and involvement in public policy decisions

Technology / Digital A strong understanding of technology and innovation, and the development and implementation of initiatives to enhance production

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Board of Directors

Anil Agarwal Non-Executive Chairman DIN: 00010883	Age	69 years
	Date of Appointment	1 April 2020
	Tenure as on 31 March 2022	2 years
	Shareholding	Nil
Board Membership - Other Indian Listed Companies
	Sterlite Technologies Limited	Non-Executive Chairman
	No. of Directorships in Public Limited Companies	2
	Membership/Chairmanship in Committee	Member	: Nil
		Chairperson	: Nil
Area of Expertise

Navin Agarwal Executive Vice-Chairman DIN:00006303	Age	61 years
	Initial Date of Appointment	17 August 2013
	Date of Re-appointment	01 August 2018
	Tenure till	31 July 2023
	Tenure as on 31 March 2022	8.6 years
	Shareholding	Nil
Board Membership - Other Indian Listed Companies
	Hindustan Zinc Limited	Director
	No. of Directorships in Public Limited Companies	2
	Membership/Chairmanship in Committee	Member	: Nil
		Chairperson	: Nil
Area of Expertise

	Age	32 years

Priya Agarwal Non-Executive Director DIN: 05162177	Initial Date of Appointment	17 May 2017
	Date of Re-appointment	17 May 2020
	Tenure till	16 May 2023
	Tenure as on 31 March 2022	4.8 years
	Shareholding	Nil
	Board Membership - Other Indian Listed Companies	None
	No. of Directorships in Public Limited Companies	1
	Membership/Chairmanship in Committee	Member	: Nil
		Chairperson	: Nil
Area of Expertise

Profile available at www.vedantalimited.com.

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UK Sinha Independent Director DIN: 00010336	Age	70 years
	Initial Date of Appointment	13 March 2018
	Date of Re-appointment	11 August 2021
	Tenure till	10 August 2024
	Tenure as on 31 March 2022	4 years
	Shareholding	Nil
Board Membership - Other Indian Listed Companies
	Havells India Limited	Independent Director
	Housing Development Finance Corporation Limited	Independent Director
	No. of Directorships in Public Limited Companies	3
	Membership/Chairmanship in Committee	Member	4
		Chairperson	: 3
Area of Expertise

Padmini Sekhsaria Independent Director DIN: 00046486	Age	46 years
	Initial Date of Appointment	5 February 2021
	Tenure till	4 February 2023
	Tenure as on 31 March 2022	1.2 years
	Shareholding	Nil
Board Membership - Other Indian Listed Companies
	Everest Industries Limited	Non-Executive Non-Independent Director
	No. of Directorships in Public Limited Companies	2
	Membership/Chairmanship in Committee	Member	2
		Chairperson	: Nil
Area of Expertise

Dindayal Jalan Independent Director DIN: 00006882	Age	65 years
	Initial Date of Appointment	1 April 2021
	Tenure till	31 March 2023
	Tenure as on 31 March 2022	1 year
	Shareholding	11,000 shares
	Board Membership - Other Indian Listed Companies	None
	No. of Directorships in Public Limited Companies	3
	Membership/Chairmanship in Committee	Member	4
		Chairperson	: 2
Area of Expertise

Profile available at www.vedantalimited.com.

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Akhilesh Joshi Independent Director DIN: 01920024	Age	68 years
	Initial Date of Appointment	01 July 2021
	Tenure till	30 June 2022
	Tenure as on 31 March 2022	9 Months
	Shareholding	200 shares
Board Membership - Other Indian Listed Companies
	Hindustan Zinc Limited	Independent Director
	No. of Directorships in Public Limited Companies	7
	Membership/Chairmanship in Committee	Member	6
		Chairperson	: Nil
Area of Expertise

Sunil Duggal Whole-Time Director & CEO DIN: 07291685	Age	60 years
	Initial Date of Appointment	25 April 2021
	Tenure till	31 July 2023
	Tenure as on 31 March 2022	1 year
	Shareholding	20,233 shares
	Board Membership - Other Indian Listed Companies	None
	No. of Directorships in Public Limited Companies	1
	Membership/Chairmanship in Committee	Member	1
		Chairperson	: Nil
Area of Expertise

Profile available at www.vedantalimited.com.

Notes

•	The number of Directorships in Public Limited companies includes Vedanta Limited.

•	The number of Directorships excludes Private Companies, foreign companies and companies under Section 8 of Companies Act, 2013.

•

For the membership and chairpersonship in Committees, only Audit Committee and Stakeholders’ Relationship Committee have been considered as per Regulation 26 of the Listing Regulations. Also, all public limited companies, whether listed or not, have been included and all other companies including private limited companies, foreign companies and companies under Section 8 of the Companies Act, 2013 have been excluded.

•	In the committee details provided, every chairpersonship is also considered as a membership.

•	The details of directorship on board of other Indian listed companies, public limited companies and membership/ chairpersonship in committee details are provided as on 31 March 2022.

•	Mr. K Venkataramanan ceased to be an Independent Director of the Company w.e.f. close of business hours on 31 March 2021 upon completion of his 2nd and final term.

•

Mr. Dindayal Jalan has been appointed as Non-Executive Independent Director of the Company for a 1st term of 2 years w.e.f. 01 April 2021 till 31 March 2023. The appointment has been approved by the shareholders at the 56th Annual General Meeting of the Company held on 10 August 2021.

•	Mr. GR Arun Kumar resigned from the position of Whole-Time Director & CFO of the Company w.e.f. close of business hours on 24 April 2021.

•

Mr. Sunil Duggal, appointed as Interim Chief Executive Officer and Key Managerial Personnel of the Company effective 06 April 2020 and CEO of the Company for a fix term of 3 years w.e.f. 01 August 2020, has been appointed as Whole Time Director & CEO and KMP of the Company effective from 25 April 2021 till 31 July 2023. The appointment has been approved by the shareholders at the 56th Annual General Meeting of the Company held on 10 August 2021.

•

Mr. Akhilesh Joshi has been appointed as Non-Executive Independent Director of the Company for a 1st term of 1 year w.e.f. 01 July 2021 till 30 June 2022. The appointment has been approved by the shareholders at the 56th Annual General Meeting of the Company held on 10 August 2021.

•

Mr. UK Sinha has been re-appointed as Non-Executive Independent Director of the Company for a 2nd and final term of 3 years w.e.f. 11 August 2021 till 10 August 2024. The re-appointment has been approved by the shareholders at the 56th Annual General Meeting of the Company held on 10 August 2021.

•

Mr. MK Sharma stepped down from the position of Non-Executive Independent Director of the Company w.e.f. close of business hours on 01 October 2021 due to personal reasons and pre-existing commitments. Mr. Sharma has confirmed to the Company that there are no other material reasons for his resignation other than those which are mentioned above.

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DECLARATION & CONFIRMATIONS

W.r.t directorship and membership of the Directors, it is hereby confirmed that:

1.	None of the Directors:

a)	are a Director in more than ten (10) public limited companies in terms of Section 165 of Companies Act, 2013;

b)	hold directorship in more than seven (07) listed entities pursuant to Regulation 17A (1) of Listing Regulations;

c)	acts as an Independent Director in more than seven (07) listed entities pursuant to Regulation 17A (1) of Listing Regulations;

d)	are serving as an Independent Director in more than three (03) listed entities in case they are Whole-Time Director of the Company pursuant to Regulation 17A (2) of Listing Regulations;

e)	are members of more than ten (10) board level committees of Indian public limited companies;

f)	are Chairperson of more than five (05) committees, across all companies in which they are directors;

g)

are related to other Directors except Ms. Priya Agarwal, Mr. Navin Agarwal and Mr. Anil Agarwal. Ms. Priya Agarwal is the daughter of Mr. Anil Agarwal and Mr. Anil Agarwal is the elder brother of Mr. Navin Agarwal;

h)	who are serving as a Non-Executive Director, have attained the age of seventy-five years.

2.	The Company has received declarations from all the Independent Directors of the Company confirming that they meet the criteria of independence prescribed under the Act and the Listing Regulations.

Process for Board of Directors, Key Managerial Personnel and Senior Management Appointments

The Board, with the support of the Nomination and Remuneration Committee (NRC), keeps under constant review the composition of the Board and its Committees, succession planning, diversity, inclusion and remuneration related matters.

It has sought to balance the composition of the Board and its Committees and to refresh them progressively over time. In discharging its responsibilities, the Nomination & Remuneration Committee regularly reviews the structure, size and composition of the Board and its Committees, including skills, knowledge, independence and diversity, to ensure they are aligned with the Group’s strategy.

The Committee strongly believes that diversity and providing an inclusive culture is a key driver of business success and the Committee is committed to having a diverse and inclusive leadership team which provides a range of perspectives, insights and critical challenge needed to support good decision-making, helping with risk management and strategic planning at the current time of crisis.

We base our appointments to the Board on merit, and on objective selection criteria, with the aim of bringing a range of skills, knowledge and experience to Vedanta Limited. This involves a formal and rigorous process to source strong candidates from diverse backgrounds and conducting appropriate background and reference checks on the shortlisted candidates. We aim to appoint people who will help us address the operational and strategic challenges and opportunities facing the Company and ensure that our Board is diverse in terms of gender, nationality, social background and cognitive style.

As part of our appointment strategy, a mapping of potential names is conducted through recommendation from leading recruitment firms, senior leaders & advisors in the industry etc.

Following the comprehensive mapping, the candidates are shortlisted based on the parameters such as qualification, background, expertise and experience in sectors relevant to the Company, ability to contribute to the Company’s growth and complementary skills in relation to the other directors and upon evaluation, recommended by the Nomination & Remuneration Committee to the Board.

We believe that an effective Board combines a range of perspectives with strong oversight, combining the experience of Directors who have developed a deep understanding of our business over several years with the fresh insights of newer appointees. We aim for our Board composition to reflect the global nature of our business.

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The criteria for nominating a candidate for directorship has been provided for in the Nomination and Remuneration Policy (NRC Policy) of the Company which can be accessed at www.vedantalimited.com.

Board Familiarization and Induction Program

Your Company has a structured and comprehensive orientation process in place for newly inducted directors which is tailored to their individual needs and intends to provide introduction to the Company’s vision, mission, values, operations, challenges, structure and risks. As a part of an ongoing familiarisation process, the Directors are updated about the significant regulatory/ industry changes on regular basis through formal reporting process.

Orientation Program upon induction of New Directors

Roles & Responsibilities Briefing about role, responsibilities, duties and obligations as member of board

Plant / Site Visits Visits to plants and business locations are organized periodically to provide an insight of the Company’s operations.

Interactive Sessions Interactive sessions with senior management, business & functional heads

Familiarisation Pack

Familiarisation pack is uploaded on a secured online portal which can accessed only by the Board members. The pack includes various documents viz. a viz. Organizational structure, the Company’s history and milestones, Memorandum & Articles of

Association, latest Annual Report including Form 20F, Code of Conduct, Investor Presentations, CEO/

CFO reports, Minutes of previous meetings, Policies

& Charters etc

Other initiatives to update the Directors on a continual basis:

Active Communication Channel An active communication channel with executive management which allows free flow of communication among directors.

Business & Regulatory Presentations

Presentations on regulatory and business environment, Business Plan, risk management framework, internal audit & controls, cyber security, HSE, compliance reports, tax & treasury reports, key accounting matters, CSR, HR initiatives, Digitalization & Technology initiatives and Company policies and other relevant issues

Update on Company’s performance and operations

Update on Company’s and its subsidiaries performance/operations/ updates/ major developments affecting the business by various reports on quarterly basis along with major stock exchange announcements, press releases etc.

ESG Training

•   Educating on key ESG issues for resources companies and enable incorporation of ESG in decision making and operations

•   Build and scale internal capability through deeper knowledge and understanding on key ESG topics for different functional teams

•   Advance the field of Sustainability through research and outreach

The detailed familiarization program can be accessed on the Company’s website at www.vedantalimited.com.

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Membership Term

The Board regularly evaluates the contribution of members and periodically shares updates with the shareholders about reappointments consistent with the applicable laws.

Succession Planning

Succession Planning is critical to the success of the Company as it ensures continuity and sustainability of corporate performance. It involves a process that recognizes, develops and retains top leadership talent and further helps in identifying key roles and mapping out ways to ensure the organisation has the right people with the right blend of skills, aptitude, expertise and experiences, in the right place and at the right time. As per the NRC Policy of the Company, the NRC has laid a succession plan outlining the process for retaining, developing, and/or appointing the Board of Directors, KMPs and SMPs of the Company and it reviews such plans on an annual basis and recommend revisions, if any, to the Board.

The NRC works with the management and follow the following process for effective succession planning:

1.	Assessment of potential employees and creation of a leadership pool;

2.

Development of the talent pool through actions such as involvement in strategic meetings, leadership workshops with top management, coaching, anchoring, job rotations, role enhancement, council memberships and involvement in cross function projects etc.

Leadership Succession Planning

Directors

Your Board has in place a well-defined process w.r.t disclosure of interest and associated matters in accordance with the guidelines prescribed by the Companies Act, 2013 and Listing Regulations. Each Director/KMP/SMP promptly discloses actual or potential conflicts and any changes, to the Board which are further noted at forthcoming Board meeting. The Board considers and authorises potential or actual conflicts, as appropriate. Directors with a conflict neither participate in the discussion nor vote on the matter in question.

The Independent Directors of the Company abide by the definitions prescribed in the Companies Act, 2013 and SEBI Listing Regulations.

Based on the disclosures received from all the independent directors and in the opinion of the Board, the independent directors fulfil the conditions specified in the Companies Act, 2013, the Listing Regulations and are independent of the Management.

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The Board consist of four (4) Independent Directors, out of which one is woman.

Meeting of Independent Directors

Regulation 25 of Listing Regulations and Schedule IV of the Companies Act, 2013 read with the Rules thereunder mandate that the independent directors of the Company shall hold at least one meeting in a year, without the attendance of non-independent directors and members of the Management.

At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, project execution, strategy, governance, compliance, Board movements, human resource matters and performance review of the Non-Independent Directors, the Board as a whole, including the Chairman, Vice-Chairman and CEO.

Additionally, the Independent Directors also met separately with the Statutory Auditors to discuss matters such as key accounting issues, risks, overall control environment and to invite their overall feedback.

The Audit & Risk Management Committee, Nomination & Remuneration Committee and the Board are updated by the Independent Directors about the outcome of the meetings and actions, if any, required to be taken by the Company.

During the FY 2022, the Independent Directors met without the presence of management twice on 28 October 2021 and

25 March 2022 chaired by Mr. UK Sinha.

Databank registration of the Independent Directors

Pursuant to the Ministry of Corporate Affairs notification dated 22 October 2019, requisite confirmations have been received from all the Independent Directors of the Company w.r.t registration on the Independent Director’s Databank.

Performance Evaluation

Corporate Governance encompasses a set of systems and practices to ensure that the Company’s affairs are being managed in a manner which ensures accountability, transparency and fairness in all transactions in the widest sense. The essence of Corporate Governance lies in promoting and maintaining integrity, transparency and accountability in the management higher grades. The Board recognises the benefit of evaluation exercise that provides meaningful insight to Board members on how they can improve their individual and collective contribution to the leadership and effectiveness of the Group.

The Board works with the Nomination and Remuneration Committee to lay down the evaluation criteria for the performance of the Chairman, Vice-Chairman, CEO, the Board, Board Committees, and Executive / Non-Executive / Independent Directors through peer evaluation, excluding the director being evaluated.

In line with the previous year, an external evaluation was carried out by an external agency, one of the largest multinational professional services networks through a secured online questionnaire platform to capture the views of each Director. The evaluation was carefully structured but pragmatic, designed to bring about a genuine debate on issues that were relevant, check on progress against matters identified in the previous evaluation, and assist in identifying any potential for improvement in the Board’s processes as given below:

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Board as a whole	Board Committees	Individual Directors	Chairman & Vice-Chairman	CEO

Assessment of Company as a whole, its performance, its goals and functions of the Board;

Quality of decision making and Board Practices;

Composition, structure and quality;

Board Meetings;

Board Environment;

Relationship with Senior Management;

Progress against development areas.

Committee Meeting & Information;

Effectiveness of Committee in terms of well-defined policy and charters;

Committee Composition & Operation;

Specific Committee responsibilities;

Progress against development areas.

Preparedness and participation of the Director for the meetings;

Understanding of Company’s mission, vision, industry, business etc.;

Quality of discussions during meetings;

Personality and Conduct of Director;

Quality of the value additions made.

Demonstration of effective Leadership;

Objectivity in discussions;

Constructive communication & relationship with other directors;

Contribution in enhancing Company’s image;

Availability and approachability to discuss sensitive matters.

Company Performance; Strategy and its execution; Leadership; Team building; Management Succession.

RESULTS OF PERFORMANCE EVALUATION

Individual directors Evaluation	Chairman/Vice-Chairman Evaluation	CEO Evaluation	Board Self Evaluation	Committee Evaluation

Report shared with the Chairperson, Vice-Chairman and respective individual directors.

Summary of evaluation of Executive Directors shared with the Independent Directors and discussed in the separate meeting of Independent Directors.

	Summary report shared with the Chairperson of Nomination & Remuneration Committee (NRC). Evaluation results also discussed in separate meeting of Independent Directors.	Report shared with the Chairman, Vice-Chairman and Chairperson of NRC. The evaluation results discussed in separate meeting of Independent Directors.	Report shared with all directors. Results discussed in meeting of NRC and Board and separate meeting of Independent Directors.	Summary report shared with all directors. Results discussed in meeting of NRC and Board and separate meeting of Independent Directors.

Outcome of Performance Evaluation

The evaluation concluded that the Board as a whole is functioning as a cohesive body which is well engaged with different perspectives. All Directors continued to demonstrate a collaborative and constructive mindset, creating a conducive environment at Board meetings for participation and challenge. The Committees are functioning well and besides the Committee’s terms of reference as mandated by law, important issues are brought up and discussed in the Committees. The clarity of the strategy together with the understanding of the capabilities for implementing and monitoring it were regarded highly. The effectiveness review identified some opportunities for the Board which will be acted upon going forward.

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Meetings of the Board & Committees

Schedule of meetings and agenda matters

•  The Board meets at regular intervals to discuss and decide on Company/business policy and strategy in addition to the statutory and other matters. The Board and Committee meetings are pre-scheduled and an annual calendar of the meetings is circulated to all the Directors well in advance to facilitate planning of their schedule and to ensure meaningful participation in the meetings. However, in case of business exigencies/urgencies, resolutions are passed through circulation or additional meetings are conducted.

•  The Board, the Audit & Risk Management Committee and the Nomination & Remuneration Committee are facilitated with annual agenda plan in advance in order to enable the members to focus on key areas of organisational performance and designing the future strategy. The annual agenda plans are finalised with the inputs from the board members and are approved by the Board. Additional agenda matters are taken up on requirement basis.

Circulation of Agenda	• The agenda is finalized by the Company Secretary in discussion with the CFO, CEO Vice-Chairman and Chairman.

•  All the Agenda papers are disseminated electronically on a real-time basis. The papers are uploaded on a secured online platform specifically designed for this purpose, thereby eliminating circulation of printed agenda papers. The online platform also enables the Board to access the historical agendas, minutes, constitutional documents, committee charters, etc. It enables the participants to make notes and exchange notes amongst each other under a secured environment.

•  The Agenda papers other than in nature of Unpublished Price Sensative Information (UPSI) are circulated well in advance as per statutory requirements and those in nature of UPSI are circulated at least 24 hours in advance with the approval of the Board.

Information presented at meetings	• The Board business generally includes consideration of important corporate actions and events including but not limited to:

•  a) quarterly and annual result announcements; b) oversight of the performance of the business; c) development and approval of overall business strategy; d) Board succession planning; e) review of the functioning of the Committees; f) Review of internal controls and risk management and g) other strategic, transactional and governance matters as required under the Companies Act, 2013, Listing Regulations and other applicable laws.

• The management team is invited to present the performance on key areas such as the Company’s major business segments and their operations, subsidiary performance and key functions from time to time.

Conduct and recording of meeting

•  Majority of the meetings are conducted as physical meetings, however, at times it may not be possible for each one to be physically present at all meetings. Hence, we provide the facility of video conferencing/telepresence to the Board members and invitees at various locations across the globe.

• During the FY 2022, all meetings were held through video conferencing/telepresence considering the pandemic situation.

• All the meetings conducted through telepresence are recorded and stored as per statutory requirements. The Company Secretary records minutes of each of the meeting of the Board and Committees.

Post Meeting summary/ Follow Up	• Post conclusion of each of the Board/Committee meeting, the Company Secretary circulates the summary of the proceedings of all meetings along with the action points, if any.

• Various decisions taken at Board/Committee meetings are promptly communicated to the concerned departments/divisions.

• Draft minutes and signed minutes are circulated to Board/Committee members within the timelines prescribed under Secretarial Standards.

• The matters arising from the previous meetings are taken up at the respective forthcoming Board/Committee meeting.

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Board & Executive Leadership Remuneration Policy

The Remuneration Policy is significant in ensuring that competitive and impartial rewards are linked to key deliverables and are also in line with market practices and shareholders’ expectations.

The Nomination and Remuneration Committee (NRC) ensures that remuneration policies and practices are framed and intended to attract, retain and encourage the Executive Directors (ED) and the senior management group, while simultaneously meeting the Group’s strategic and business objectives. The NRC further ensures the interests of the Executive Directors and the senior management group are aligned with those of shareholders, to build a sustainable performance environment.

Remuneration Components:

The ED remuneration has two components: fixed pay and variable pay including stock incentives (performance linked incentive). The fixed component is based upon the industry practice and benchmarks considering the experience, skill, knowledge and job responsibilities. The performance incentive is linked to the achievement of the Company and individual performance goals. Such variable compensation is ‘at risk’, and rewards contributions to both short-term and long-term financial performance of the Company. The remuneration of the EDs is governed by the agreements executed with them, subject to the approval of the Board and of the shareholders in general meetings and such other approvals as may be necessary.

The Non-Executive Independent Directors are paid remuneration by way of commission and sitting fees. The appointment letter detailing the terms and conditions of appointment of Non-Executive Independent Directors is available on the Company’s website at www.vedantalimited.com. The Board decides the payment of commission within the limits approved by the members subject to the limit not exceeding 1% of the net profits of the Company. Further, it may be noted that no stock options were issued to the Non-Executive Independent Directors during the year.

The details of remuneration paid/ payable to the Directors during FY 2022 are as follows:

Remuneration paid or payable to Directors for the year ended 31 March 2022

							(Amount in ₹)
Name of the Director	Relationship with other Directors (1)	Sitting Fees	Salary and Perquisites(7)	Provident, and Superannuation Funds	Commission to Non- Executive Directors / performance incentive for the Executive Directors(8)	Total	Vedanta Limited, ESOS 2019 ESOS 2020, ESOS 2021 (9)
Non-Executive Chairman
Mr. Anil Agarwal	Refer Note 1	13,00,000	—	—	—	13,00,000	—
Executive Directors
Mr. Navin Agarwal(2)	Refer Note 1	—	120,541,570	750,000	73,594,300	194,885,870	—
Mr. Sunil Duggal	None	—	69,993,974	750,000	38,500,000	109,243,974	525,748
Mr. GR Arun Kumar(3)	None	—	49,30,924	159,429	17,500,000	22,590,353	170,440

Total		—	195,466,468	1,659,429	129,594,300	326,720,197	—

Independent
Non-Executive Directors
Mr. MK Sharma(4)	None	1,100,000	—	—	3,780,822	4,880,822	—
Mr. UK Sinha	None	3,000,000	—	—	7,500,000	10,500,000	—
Mr. DD Jalan(5)	None	2,600,000	—	—	7,500,000	10,100,000	—
Mr. Akhilesh Joshi(6)	None	1,900,000	—	—	5,630,137	75,30,137	—
Ms. Padmini Sekhsaria	None	1,500,000	—	—	7,500,000	90,00,000	—

Total		10,100,000	—	—	31,910,959	42,010,959	—

Non-Independent
Non-Executive Directors
Ms. Priya Agarwal	Refer Note 1	1,300,000	—	—	10,000,000	11,300,000	—

Total		1,300,000	—	—	10,000,000	11,300,000	—

Grand Total		12,700,000	195,466,468	1,659,429	171,505,259	381,331,156	696,188

262      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes:

1.	Ms. Priya Agarwal is the daughter of Mr. Anil Agarwal and Mr. Anil Agarwal is the elder brother of Mr. Navin Agarwal.
2.	Sitting fees and commission paid to Mr. Navin Agrawal by HZL was ₹475,000 and ₹2,887,500 respectively during the FY 2022 not included above.

Mr. Navin Agarwal has been awarded 513,260 units in FY 2020, 412,444 units in FY 2021 and 351,000 units in FY 2022 under Long Term Incentive Plan of Vedanta Resources Limited.

Additionally, Mr. Navin Agarwal was paid the following amounts from Vedanta Resources Limited:

1.	GBP 244,269 on account of vesting of Vedanta Resources Limited Cash Based Plan 2018 on 1 November 2021 upon achievement of performance parameters
2.	GBP 85,000 as commission for his services to VRL Board
3.

Mr. GR Arun Kumar resigned from the post of Whole-Time Director & CFO of the Company w.e.f. close of business hours on 24 April 2021, hence, the options issued have forfeited. The details provided in salary & perquisites and Provident & Superannuation Fund are from 01 April 2021 till 24 April 2021 and performance incentive pertains to FY 2021.

4.	Commission paid for a period from 01 April 2021 till 01 October 2021.
5.	Sitting fees and commission paid to Mr. DD Jalan by BALCO was ₹600,000 and ₹1,496,000 respectively during the FY 2022 not included above
6.	Commission paid for a period from 01 July 2021 till 31 March 2022.

Sitting fees and commission paid to Mr. Akhilesh Joshi by HZL was ₹900,000 and ₹2,992,500 respectively during the FY 2022 not included above.

7.

Value of Perquisites as per rule u/s 17(2) of Income-tax Act, 1961. Further, as the liabilities for defined benefit plan, i.e., gratuity are provided on accrual basis for the Company as a whole, the amounts pertaining to Key Management Personnel are not included above.

8.

A Discretionary award was given to 124 employees of the Company holding critical positions to recognize the significant contributions made for the growth of organisation and value their long-term association. Executive Directors were also covered under this award, the award amount is included in the above table.

9.

The ESOS 2018, Cash Plan 2018 and Vedanta Resources Limited LTIP 2018 options/units vested upon completion of performance period with approval from Nomination and Remuneration Committee on 29 October 2021.

The ESOS 2019, Cash Plan 2019 and Vedanta Resources Limited LTIP 2019 options/units will vest/ be exercise after three years from date of grant i.e. on 29 November 2022, based on achievement of performance conditions.

The ESOS 2020, Cash Plan 2020 and Vedanta Resources Limited LTIP 2020 options/units will vest/ be exercise after 31 months from date of grant i.e. on 06 November 2023, based on achievement of performance conditions.

The ESOS 2021, Cash Plan 2021 and Vedanta Resources Limited LTIP 2021 options/units will vest/ be exercise after 36 months from date of grant i.e. on 01 November 2024, based on achievement of performance conditions.

We hereby confirm that:

•	The total managerial remuneration payable in FY 2022 does not exceed 11% of the net profits of the Company.

•	The total remuneration received by Whole-Time Directors and Independent Directors of the Company does not exceed 10% and 1% of the Net Profits of the Company, respectively.

•	Mr. Navin Agarwal, Executive Vice-Chairman and member of Promoter Group does not receive remuneration in excess of ₹5 crores or 2.5% of the Net Profits of the Company, whichever is higher.

•	None of the Non-Executive Directors, have received remuneration exceeding fifty per cent of the total annual remuneration payable to all Non-Executive Directors.

Board Committees

The Board has constituted various sub-committees with primary objective of maintaining strong business fundamentals and delivering high performance through relentless focus on the significant affairs of the Company across all its geographies. Each committee is set up by the formal approval of the Board and is guided by its respective charter which clearly defines their purpose, roles, and responsibilities. The Chairperson of the respective Committee briefs the Board on the summary of the discussions held in the Committee Meetings. The minutes of all the Committee meetings are placed before the Board for its review and noting. The Company Secretary officiates as the Secretary of these Committees.

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Report on Corporate Governance

Composition of Committees as on 31 March 2022

All the Committees have optimum composition pursuant to the Listing Regulations. Below is the composition of the Committees as on 31 March 2022:

Name of Director	Board	Audit & Risk Management Committee*	Nomination & Remuneration Committee	Stakeholders’ Relationship Committee	Corporate Social Responsibility Committee	Committee of Directors	ESG Committee**
Mr. Anil Agarwal
Mr. Navin Agarwal
Mr. UK Sinha
Mr. DD Jalan
Ms. Padmini Sekhsaria
Mr. Akhilesh Joshi
Ms. Priya Agarwal
Mr. Sunil Duggal

Member Chairperson

Notes:

*	Effective 06 June 2020, the Risk Management Committee has been consolidated with the Audit Committee comprising of only Independent Directors and renamed as Audit & Risk Management Committee.
**	The scope of the existing Board Sustainability Committee was enhanced in order to upgrade it to Board ESG Committee with effect from 26 July 2021.
1.	Mr. GR Arun Kumar ceased to be member of Committee of Directors effective close of business hours on 24 April 2021.
2.	Mr. DD Jalan has been appointed as Member of the Audit & Risk Management Committee and Nomination & Remuneration Committee effective 01 April 2021.
3.	Ms. Padmini Sekhsaria has been appointed as Member of Stakeholders’ Relationship Committee effective 01 April 2021.
4.	Mr. Sunil Duggal has been appointed as Member of Stakeholders’ Relationship Committee and Committee of Directors effective 25 April 2021.
5.	Mr. UK Sinha has been designated as the Chairperson and Mr. DD Jalan has been appointed as Member of the ESG Committee (formerly Sustainability Committee) effective 01 April 2021.
6.	Mr. Akhilesh Joshi has been appointed as Member of the Audit & Risk Management Committee and ESG Committee (formerly Sustainability Committee) effective 01 July 2021.
7.

Mr. MK Sharma ceased to be Chairperson of the Audit & Risk Management Committee and Corporate Social Responsibility Committee; Member of Nomination & Remuneration Committee, Stakeholders’ Relationship Committee effective close of business hours on 01 October 2021.

8.	Mr. UK Sinha has been designated as the Chairperson of Audit & Risk Management Committee effective 21 October 2021.
9.	Mr. DD Jalan has been designated as Chairperson and Mr. UK Sinha has been designated as Member of the Stakeholders’ Relationship Committee effective 21 October 2021.
10.	Mr. Akhilesh Joshi has been appointed as Chairperson of Corporate Social Responsibility Committee effective 21 October 2021.
11.	Ms. Priya Agarwal has been appointed as Member of ESG Committee (formerly Sustainability Committee) effective 21 October 2021.

Board and Committee Meetings for FY 2022

	Q1	Q2	Q3	Q4
Meeting	Apr-Jun	Jul-Sept	Oct-Dec	Jan-Mar
Board	06-Apr-21	26-Jul-21	29-Oct-21	06-Jan-22
	16-Apr-21	01-Sep-21	17-Nov-21	28-Jan-22
	13-May-21		20-Dec-21	08-Feb-22
25-Mar-22
Audit & Risk Management Committee*	13-May-21	15-Jul-21	28-Oct-21	27-Jan-22
		26-Jul-21	17-Nov-21	25-Mar-22
Nomination & Remuneration Committee	13-May-21	26-Jul-21	29-Oct-21	25-Mar-22
Stakeholders’ Relationship Committee	—	—	28-Oct-21	—
Corporate Social Responsibility Committee	30-Apr-21	—	—	27-Jan-22
25-Mar-22
ESG Committee**	—	28-Sep-21	—	14-Mar-22
Committee of Directors	—	01-Jul-21	03-Dec-21	04-Mar-22
		24-Aug-21	20-Dec-21	28-Mar-22
		01-Sep-21	27-Dec-21

*	Effective 06 June 2020, the Risk Management Committee has been consolidated with the Audit Committee comprising of only Independent Directors and renamed as Audit & Risk Management Committee.
**	The scope of the existing Board Sustainability Committee was enhanced in order to upgrade it to Board ESG Committee with effect from 26 July 2021.

The maximum interval between any two board meetings did not exceed 120 days, as prescribed in the Companies Act, 2013 and SEBI Regulations.

264      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Resolution passed by Board of Directors/ Committees through Circulation

23	16	6	58
Board of Directors	Audit & Risk	Nomination &	Committee of Directors
	Management Committee	Remuneration Commitee

Attendance for Board & Committee Meetings held during FY 2022

Name of Director	Whether attended	Board Meeting	Audit & Risk Management Committee	Nomination & Remuneration Committee	Stakeholders’ Relationship Committee	Corporate Social Responsibility Committee	ESG Committee	Committee of Directors	Average %
	AGM on 10 August 2021	(Attended/ Entitled)	(Attended/ Entitled)	(Attended/ Entitled)	(Attended/ Entitled)	(Attended/ Entitled)	(Attended/ Entitled)	(Attended/ Entitled)
Mr. Anil Agarwal	Yes	9/12	—	4/4	—	—	—	—	81%
Mr. Navin Agarwal	Yes	12/12	—	—	—	—	—	8/8	100%
Ms. Priya Agarwal	Yes	9/12	—	—	—	3/3	1/1	—	81%
Mr. UK Sinha	Yes	12/12	7/7	4/4	1/1	3/3	2/2	—	100%
Mr. DD Jalan	Yes	12/12	7/7	4/4	1/1	—	1/1	—	100%
(Appointed as director w.e.f. 01 April 2021)
Ms. Padmini Sekhsaria	Yes	10/12	—	—	1/1	3/3	—	—	88%
Mr. Akhilesh Joshi	Yes	9/9	6/6	—	—	2/2	1/2	—	95%
(Appointed as director w.e.f. 01 July 2021)
Mr. Sunil Duggal	Yes	10/10	—	—	0/1	—	2/2	8/8	95%
(Appointed as director w.e.f. 25 April 2021)
Mr. GR Arun Kumar	NA	2/2	—	—	—	—	—	—	100%
(Ceased to be a Director w.e.f. close of business hours on 24 April 2021)
Mr. MK Sharma	Yes	5/5	3/3	2/2	—	1/1	—	—	100%
(Ceased to be a Director w.e.f. close of business hours on 01 October 2021)

Pursuant to Section 167 of the Companies Act, 2013, a director shall incur disqualification if he/she does not meet the minimum attendance criteria and absents himself/herself from all the meetings of the Board of Directors held during a period of twelve months with or without seeking leave of absence of the Board. All directors of the Company have duly met the attendance criteria during FY 2022.

AUDIT & RISK MANAGEMENT COMMITTEE

UK Sinha	Akhilesh Joshi	DD Jalan
Chairperson	Member	Member

The Audit & Risk Management Committee is one of the main pillars of the corporate governance of the Company. The primary function of the Audit & Risk Management Committee includes monitoring and providing effective supervision of the financial reporting; reviewing the efficacy of the risk management systems; and maintaining robustness of internal financial controls and risk management frameworks including cyber security. The Committee works to fortify the adequacy and effectiveness of the Company’s legal, regulatory, and ethical compliance and governance programs while monitoring the qualifications, expertise, resources, and independence of both the internal and external auditors; and assessing the auditors’ performance and effectiveness each year.

3	7
Members	Meetings

100%	100%
Independent	Attendance

Effective 06 June 2020, the Audit Committee and the Risk Management Committee have been consolidated to be called as the Audit & Risk Management Committee. Parallelly, the management team led by the CEO and MAS Head is a sub-set of this Committee and is entrusted with running the existing risk management process. The management team presents a detailed update to the Audit & Risk Management Committee twice a year on the same.

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Report on Corporate Governance

A separate section on principal risks and uncertainties governing the business is covered in the Management Discussion and Analysis Report.

The members of the Audit & Risk Management Committee comprise only Independent Directors to ensure the independence in terms of financial opinions and for better value addition. Each of the member of the committee brings immense experience and possess strong accounting and financial management knowledge. In carrying out its oversight responsibilities transparently and efficiently, the Committee majorly relies on the expertise and knowledge of the management, the internal auditors, the Statutory

Auditor and also uses external expertise, if required. The management is accountable for the preparation, presentation and integrity of the Company’s financial statements including consolidated statements, accounting, and financial reporting principles; internal control over financial reporting; and all procedures are designed to ensure compliance with accounting standards, applicable laws, and regulations as well as for objectively reviewing and evaluating the adequacy, effectiveness, and quality of the Company’s system of internal controls. M/s SR Batliboi & Co. LLP, Chartered Accountants (FRN: 301003E / E300005), the Company’s Statutory Auditor, is responsible for performing an independent audit of the financial statements and expressing an opinion on the conformity of these financial statements.

The Audit & Risk Management Committee covers a wide range of topics for deliberations and discussions in its meetings. These includes standing items that the Committee considers as a matter of course, typically in relation to the quarterly unaudited financial statements, accounting policies and judgements and reporting matters, and an array of significant issues relevant to Vedanta’s control framework. The Committee plays a vital role in evaluating the related party transactions, scrutinizing inter-corporate loans and verify that the systems for internal control are adequate and are operating effectively.

The Committee, in its meetings, in addition to the members also has the following set of invitees:

The Committee also meets separately with the external auditor without members of management to seek the auditor’s judgement about the quality and applicability of the accounting principles, the reasonableness of significant judgement and the adequacy of disclosures in financial statements.

On a quarterly basis, the Audit & Risk Management Committee reviews the confirmation of independence made by the Auditors, and also approves the fees paid to the Auditors by the Company, or any other company in Vedanta Group as per the Policy for Approval of Audit/Non-Audit Services to be rendered by the Auditors.

The details and biographies of the Committee members are set out in the Board and Committees section of this Annual Report. The Committee fulfils the requirements as specified under the provisions of the Companies Act, 2013, SEBI Listing Regulations and NYSE Guidelines with respect to the composition, independence, and financial expertise of its members.

The schedule of Committee meetings held during FY 2022 along with its members’ attendance records are detailed in the earlier sections of the Corporate Governance Report.

Performance Review of the Audit & Risk Management Committee

As part of the Board’s annual evaluation of its effectiveness and that of its Committees, as described earlier in the report, the Committee assessed its own effectiveness. The Audit & Risk Management Committee members agreed that its overall performance had been effective during the year.

Review of Financial Results for FY 2022

The Committee reviewed both Standalone and Consolidated financial statements for FY 2022 and based on this review and discussions with management, the Committee was satisfied that the financial statements were prepared in accordance with applicable accounting standards and fairly presented the Group’s financial position and results for the financial year ended 31 March 2022. The Committee therefore recommended the financial statements for the financial year ended 31 March 2022 for the consideration and approval of the Board.

The Board accepted all the recommendations made by the Audit & Risk Management Committee during FY 2022.

266      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

The utilization of Audit & Risk Management Committee’s time along with its major responsibilities is detailed below:

(%)

Oversight of Financial reporting	• Oversight of the Company’s financial reporting process and disclosure of its financial information to ensure that the financial statements are true, fair, sufficient and credible;

• Discuss and review, with the management and auditors, the annual/quarterly financial statements before submission to the Board;

• Review of key significant issues, tax & legal reports and management’s report;

• Review of management’s analysis of significant issues in financial reporting and judgements made in preparing the financial statements;

•  Discuss with the Management regarding pending technical and regulatory matters that could affect the financial statements, and updates on management’s plans to implement new technical or regulatory guidelines;

• Review of off-balance-sheet structures, if any;

• Review of Draft limited review/audit reports and qualifications, if any, therein;

• Discuss and Review the Form 20F.

Internal Audit and Internal financial controls	• Review of internal audit observations and monitoring of implementation of any corrective actions identified;

• Reviewing the internal financial control framework;

• Review of the performance of the internal audit function & internal audit plan;

• Consideration of statutory audit findings and review of significant issues raised;

• Reviewing related party transactions;

• Management discussion and analysis of financial condition and results of operations.

Risk Management and Cyber Security	• Review of the risk management framework, risk profile, significant risks, risk matrix and resulting action plans;

• Review of the significant audit risks with the statutory auditor during interim review and year-end audit;

• Oversight over the effective implementation of the risk management framework across various businesses;

• Assurance of appropriate measures in the organisation to achieve prudent balance between risk and reward in both ongoing and new business activities;

• Annual review of the risk appetite and risk management policy including cyber security procedures adopted in the Group;

• Analytic validation and recommendation of necessary changes in the risk management policies and frameworks to the Audit Committee/Board, if any;

• Evaluation of significant and critical risk exposures for assessing management’s action to mitigate or manage the exposures in a timely manner.

Auditors	• Appointment of Statutory, internal, secretarial, cost & tax auditors, recommending their fees and reviewing their audit reports;

• Review of the independence of the statutory auditor and the provision of audit/non-audit services including audit/non-audit fees paid to the statutory auditor;

• Independent meetings with statutory auditors.

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Report on Corporate Governance

Governance	• Reviewing minutes, summary reports of subsidiary companies audit committees;

• Reviewing intercorporate loans, advances, guarantees;

• Reviewing ethics (whistle-blower, sexual harassment, insider trading) and statutory compliances;

• Review of its own charter and processes;

• Notices received from statutory authorities and the management’s response;

• Regulatory updates;

• Reviewing feedback from the Audit & Risk Management Committee’s performance evaluation.

NOMINATION AND REMUNERATION COMMITTEE

UK Sinha	Anil Agarwal	DD Jalan
Chairperson	Member	Member

The Nomination & Remuneration Committee (NRC) is accountable for overseeing the key processes through which it can make recommendations to the Board on the structure, size and composition of the Board, KMP & Senior Management; and ensure that the appropriate mix of skills, experience, diversity, and independence is present on the Board and senior level for it to function effectively. The NRC also leads the process for new Board appointments, advises the Board on succession planning arrangements and oversees the development of management talent within the Group.

Another key objective of the Committee is to ensure that competitive and fair awards are linked to key deliverables and are also aligned with market practice and shareholders’ expectations. The Committee ensures that remuneration policies and practices are designed to attract, retain, and motivate the Executive Directors and the senior management group, while focusing on the delivery of the Group’s strategic and business objectives. The Committee is also focused on aligning the interests of the Executive Directors and the senior management group with those of shareholders, to build a sustainable performance culture. When setting remuneration for the Executive Directors, the Committee takes into account the business performance, developments in the natural resources sector and similar information for high-performing Indian companies considering that majority of the Group’s operations are based in India.

The Committee also carries out the entire process of performance evaluation on an annual basis.

3	4
Members	Meetings

75%	100%
Independent	Attendance

As on 31 March 2022, the NRC comprises of two Independent Directors and the Non-Executive Chairman of the Company whose names, details and biographies are set out in the Board and Committees section of this Annual Report. The Committee fulfils the composition requirement as required under the provisions of the Companies Act, 2013 and Listing Regulations. In the event of a conflict of interest, the Chairman of the Board abstains from the discussions and other members of the NRC participate and vote. Other Directors, members of the Senior Management team, representatives from Human Resource department and external advisers may attend meetings at the invitation of the Committee, as appropriate. In respect of each of its meetings, the Chairman of the NRC provides an update to the Board.

The schedule of NRC meetings held in FY 2022 along with its members’ attendance records are disclosed in the earlier sections of the Corporate Governance Report.

As part of the Board’s annual evaluation of its effectiveness and that of its Committees, as described later in the report, the NRC assessed its own effectiveness. The members of the NRC agreed that its overall performance had been effective during the year.

The Board accepted all the recommendations made by the Committee in FY 2022.

The utilization of the Committee’s time along with its major responsibilities is detailed below:

(%)

268      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Board Composition and Nomination	• Review and recommend the structure, size and composition (including the skills, knowledge, experience and diversity) of the Board and its Committees;

• Formulate the criteria/policy for appointment of Directors, Key Managerial Personnel (KMPs) and Senior Management (as defined by the NRC) in accordance with identified criteria;

• Review and appoint shortlisted candidates as Directors, KMPs and Senior Management (including evaluation of incumbent directors for potential re-nomination) and make recommendations to the Board;

• Evaluate the balance of skills, knowledge, experience and diversity on the Board for description of the role and capabilities, required for an appointment;

• Formulate and recommend to the Board the criteria for determining qualifications, positive attributes and independence of a director.

Compensation	• Recommend to the Board a policy relating to the remuneration of directors (both executive and non-executive directors), KMP and Senior Management Personnel;

• Ensuring that the level and composition of remuneration is reasonable and sufficient to attract, retain and motivate directors of the quality required to run the Company successfully;

• Ensuring relationship of remuneration to performance is clear and meets appropriate performance benchmarks;

•  Ensuring remuneration to directors, KMP and senior management involves a balance between fixed and incentive pay reflecting short and long-term performance objectives appropriate to the working of the Company and its goals;

• Determine remuneration based on the Company’s financial position, trends and practices on remuneration prevailing in the industry as considered appropriate by the NRC;

•  Review of the Company’s Share Based Employee Benefit Scheme(s), if any, including overseeing the administration of the Scheme(s), formulating the necessary terms and conditions for such Scheme(s) like quantum of options/ rights to be granted, terms of vesting, grant options/ rights to eligible employees, in consultation with management; and allotment of shares/ other securities when options/ rights are exercised etc. and recommend changes as may be necessary.

Evaluation of the Board, its Committees and individual directors

•  To develop, subject to approval of the Board, a process for an annual self-evaluation of the performance of the Board, its committees and the individual directors in the governance of the Company and to coordinate and oversee this annual self-evaluation;

• To formulate a criterion for evaluation of Independent Directors and the Board and carry out evaluation of every Director’s performance and present the results to the Board;

•  To review the performance of all the Executive Directors, on the basis of detailed performance parameters set for each of the Executive Directors at the beginning of the year and present the results to the Board;

• Action report on suggestions made on evaluation;

•  To maintain regular contact with the leadership of the Company. This should include interaction with the Company’s Leadership Institute, review of data from the employee survey and regular review of the results of the annual leadership evaluation process.

Succession Planning & Governance	• Review succession planning for Executive and Non-Executive Directors and other Senior Management;

• Establishing policies and procedures to assess the requirements for induction of new members to the Board;

• To maintain regular interaction and collaborate with the leadership including the HR team to review the overall HR vision and people development strategy of the Company;

• To review and reassess the adequacy of the NRC’s charter as required and recommend changes to the Board;

• To develop and recommend a policy on Board diversity.

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Report on Corporate Governance

Equal Opportunity Policy

Your Company recognises the value of diverse workforce and has reinforced its approach to diversity and inclusion by adopting Equal Opportunity Policy (“Policy”).

The Policy aimed at providing equal employment opportunities, without any discrimination on the grounds of age, colour, disability, marital status, nationality, geography, ethnicity, race, religion, sex, sexual orientation. It is our endeavour to maintain a work environment that is free from any harassment, direct or indirect discrimination based on the above consideration.

CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

				4	3
				Members	Meetings

Akhilesh Joshi	Priya Agarwal	UK Sinha	Padmini Sekhsaria	75%	100%
Chairperson	Member	Member	Member	Independent	Attendance

The Company continues to focus on its long-term goal believing that while targeting to produce maximum yield for our shareholders during the year, we also lodge our contributions in furthering our responsibilities towards the society and environment. As a responsible corporate citizen, we recognize that those who reside in our operational areas are our partners in growth and we seek to foster a mutually benefitting relationship with all our stakeholders. It is this integration of business and CSR which provides us the social licence to operate and helps us to usher in a different developmental paradigm towards sustainable change in society. As part of our CSR policy, we regularly engage with government agencies, development organisations, corporates, civil societies and community-based organisations to carry our durable and meaningful initiatives.

In this regard, the role of CSR Committee of the Company is to formulate and monitor the CSR Policy of the Company along with formulation of Annual Action Plan and recommending the CSR Budget. The additional disclosures in compliance with Companies (Corporate Social Responsibility) Amendment Rules, 2021 forms part of this Annual report.

The schedule of CSR meetings held in FY 2022 along with its members’ attendance records are disclosed in the earlier section of the Corporate Governance Report.

As part of the Board’s annual evaluation of its effectiveness and that of its Committees, as described earlier in the report, the CSR Committee assessed its own effectiveness. The members of the CSR Committee agreed that its overall performance had been effective during the year.

The Board accepted all the recommendations made by the Committee in FY 2022.

The utilization of the Committee’s time along with its major responsibilities is detailed below:

(%)

270      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

CSR Policy	• Formulate and recommend to the Board the CSR Policy and the activities to be undertaken;

• Review the CSR Policy and associated frameworks, processes and practices.

CSR Activities	• Identify the areas of CSR activities and projects and to ensure that the Company is taking the appropriate measures to undertake and implement CSR projects successfully;

• Assess the performance and impact of CSR Activities of the Company;

• Evaluate CSR communication plans;

• Set path for implementation and monitoring mechanism and the progress stature to ensure achievement;

• Ensure the value, ethics and principles are upheld in all its activities.

CSR Budget	• Decide and recommend to the Board the amount of expenditure to be incurred on CSR activities;

• Formulation of Annual Action Plan;

• Evaluate and monitor expenditure towards CSR Activities is in compliance with the Companies Act 2013;

• Evaluation of need and impact assessment for the projects undertaken by the Company.

STAKEHOLDERS’ RELATIONSHIP COMMITTEE

				4	1
				Members	Meeting
DD Jalan	UK Sinha	Padmini Sekhsaria	Sunil Duggal	75%	75%
Chairperson	Member	Member	Member	Independent	Attendance

Vedanta understands and nurtures the value of sustaining continuous and long-term relationships with our stakeholders to secure a mutual understanding of the Company’s strategy, performance, and governance in line with the business objectives.

The Stakeholders’ Relationship Committee (SRC) cohesively supports the Company and its Board in maintaining strong and long-lasting relations with its stakeholders at large. The SRC majorly ensures and oversees the prompt resolution of the grievances of security holders; the implementation of ways to enhance shareholder experience; assessment of performance of Registrar & Transfer Agent; monitoring of shareholding movements etc.

The details of SRC composition and meetings are given in the earlier section of this report.

As part of the Board’s annual evaluation of its effectiveness and that of its Committees, as described earlier in the report, the SRC assessed its own effectiveness. The members of the SRC agreed that its overall performance had been effective during the year.

The Board accepted all the recommendations made by the Committee in FY 2022.

The utilization of the Committee’s time along with its major responsibilities is detailed below:

(%)

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Shareholder grievances

•  Review and timely resolution of the grievances of Security holders related to issue, allotment, transfer/transmission, dematerialisation, rematerialisation etc. of shares and / or other securities of the Company;

•  Review and timely redressal of all the Security holders grievances related to non- receipt of information demanded if any, non-receipt of annual report, non-receipt of declared dividend, issue of new/duplicate share certificates, general meeting etc.;

• Review from time to time the shares and dividend that are required to be transferred to the IEPF Authority;

• Review & closure of all Investor cases.

Enhancing Investor	• Review of measures taken for effective exercise of voting rights by shareholders;

Relations/ Shareholder Experience/ Services

•  Review of the various measures and initiatives taken by the listed entity for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants/annual reports/statutory notices by the shareholders of the Company;

• Initiatives for registration of email IDs, PAN & Bank Mandates and demat of shares;

• Review reports on shareholder satisfaction surveys, if any;

• Oversight of the performance and services standards of various services being rendered of/by Registrar and Transfer Agent of the Company;

• To frame Investor Relations Strategy, IR perceptions, actively engaging and communicating with major shareholders of the Company.

Shareholding Pattern	• Review shareholding distribution;

• Review movement in shareholding pattern;

• Comparative details on demat and physical holding.

An analysis of investor queries and complaints received and responded/ addressed during the year is provided below:

Investor Complaints

Company’s Registrar & Transfer Agent, KFin Technologies Limited (erstwhile KFin Technologies Private Limited) (“RTA”) entertains and resolves investor grievances in consultation with the Compliance Officer. All grievances can be addressed either to RTA or to the Company directly. An update on the status of complaints is quarterly reported to the Board and is also filed with stock exchanges.

The details of Shareholders’ Complaints during FY 2022:

S. No.	Nature of complaints / letters and correspondence	Received	Replied	Closing Balance
Complaints received through Stock Exchanges, SEBI and Ministry of Corporate Affairs
1	Non-receipt of dividends	38	38	0
2	Non-receipt of shares	16	16	0
3	Miscellaneous	38	38	0
1	Letters and correspondence from shareholders	20,331	20,331	0
Total		20,423	20,423	0

Note: The Company received Nil complaints w.r.t. Non-Convertible Debentures.

272      Vedanta Limited

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Investor Complaints

Investor Grievance Redressal Management

Unclaimed shares and transfer of unpaid and unclaimed amounts to Investor Education and Protection Fund (IEPF)

The details of Unclaimed Suspense Account and IEPF are forming part of the Directors’ Report in this Annual Report.

ESG COMMITTEE (Erstwhile Sustainability Committee)

UK Sinha	Priya Agarwal	Sunil Duggal	Akhilesh Joshi	4 Members	2 Meetings
Chairperson	Member	Member	Member	50% Independent	90% Attendance

We are committed to delivering sustainable and responsible growth, relying on the principles of environmental stewardship, social equity and impact, and good corporate governance.

In 2021, Vedanta pledged to become the benchmark in sustainability for the resources sector. Over the course of the year, Vedanta employees came forward and became champions of the cause, taking up responsibilities, creating agendas, and becoming the heart and soul of Vedanta’s sustainable future – and drivers for a better future for the world.

Vedanta is committed to delivering sustainable and responsible growth, which creates value for both our shareholders and all our stakeholders. We proactively engage to incorporate sustainability in all our practices. We are committed to sustainability in our mining practices, energy conservation, recycling, proper treatment, and disposal of the waste, health & safety practices, wellbeing of our employees and development of our local communities.

Vedanta has been at the forefront of sustainable practices and is leveraging new technologies to safeguard the environment and communities. Guided by the philosophy of ‘Zero Harm, Zero Waste, Zero Discharge’, Environmental, Social and Governance (ESG) practices are at the heart of Vedanta’s operations which are focused on delivering sustainable and responsible growth thereby creating value for all stakeholders.

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Vedanta has redefined its ESG strategy and repurposed its mission statement from “Transforming elements” to “Transforming for good” to make a meaningful difference to the society at large, with its overall purpose supported by the three pillars and nine aims.

With the integration of Environmental, Social and Governance (ESG) parameters into the decision-making of investors; increasing focus of regulatory bodies on ESG reporting and disclosures round the globe; and in line with upholding our core commitment and Board oversight on ESG priorities, the Board, in its meeting held on 26 July 2021, approved the enhancement of the scope of the erstwhile Sustainability Committee and upgraded it to Board-level ESG Committee with immediate effect to strengthen Board level rigor and advice into all aspects of ESG as provided below. The details of Committee composition and meetings are provided in the earlier section of this report.

Sustainability Academy

At Vedanta we pride ourselves in putting Learning and

Development at the forefront - the first step of any big bold goal, here the goal being sustainability, is always to upskill. Sustainability Academy is our leap towards a sustainable Vedanta.

Sustainability Academy strives to achieve the following:

1.	Educate employees and business partners regarding key ESG issues for resources companies and enable incorporation of ESG in decision making and operations.

2.	Build and scale internal capability through deeper knowledge and understanding on key ESG topics for different functional teams (HR, Finance, Health & Safety, etc.).

3.	Design and elucidate sustainability best practices to employees enabled through knowledge sharing by creating Centre(s) of Excellence for Sustainability.
4.	Advance the field of Sustainability through research and outreach.

Using trainer led sessions and leveraging leading global experts in the field, Vedanta trained and certified 100+ leaders, including the board of directors, on topics of E, S, and G.

We now wish to train all ~70,000 Vedanta employees – including ~50,000 business partners – in the principles of E, S, and G. Through the creation of dedicated digital modules on sustainability we aim to empower everyone at Vedanta with knowledge, tools, and a roadmap to achieve our sustainability goals.

We are excited for a sustainability focused future at Vedanta. We have big bold goals to achieve – and we are confident that our collective will achieve those goals with the light of sustainability principles to guide them.

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Sustainability Academy - a key enabler of the ESG transformation at Vedanta

Other Committees

In line with constant endeavour for adopting best governance practices and ensuring smooth functioning of the board, the board has constituted various sub-committees and delegated certain roles and responsibilities to ensure prompt and timely decision-making on significant matters of the Company. The minutes of the meeting of each committee are placed before the Board for its noting.

The Board also formulates several project specific sub-committees from time to time in order to secure speedy implementation and execution of the projects to meet business needs. The Board is duly kept abreast of each of the meetings of sub-committees as well.

As on 31 March 2022, the internal Board committees of the Company have been elucidated below:

Committee of Directors

The Committee of Directors (COD) supports the Board by considering, reviewing and approving all borrowing, investments, finance, banking and treasury related proposals, within the overall limits approved by the Board from time to time. The COD enables seamless flow of procedures and assists the Board by catering to various routine requirements.

Effective 16 May 2020, Finance Standing Committee has been consolidated with the Committee of Directors by enhancing the scope of the Committee of Directors to include considering and approving matters related to finance, investment, banking, treasury etc. within the overall limits approved by the Board.

The composition details of the Committee as on 31 March 2022 is provided below:

1.	Mr. GR Arun Kumar ceased to be member of Committee of Directors effective close of business hours on 24 April 2021.
2.	Mr. Sunil Duggal has been appointed as Member of Committee of Directors effective 25 April 2021.

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Financial Matters	• Review and approve all policies related to the financial matters of the Company inter alia Investment policy, Foreign Exchange Policy, Commodity Hedging Policy, Banking Authorization Policy.

Investment

•  Review and approve inter-corporate loans, issuance of Corporate Guarantees, Letter of Comfort to and on behalf of Company/ Wholly-Owned Subsidiaries/ Subsidiaries/ Associate Companies in relation to loans and facilities availed by them;

• Purchase, acquire, subscribe, transfer, sell, redeem or otherwise deal in the shares/ securities of other Company/ body corporate or any other entity(s) other than for the purpose of trading.

Treasury

•  Consider, review and approve all the borrowing proposals including financing proposals within the overall limits approved by the Board from time to time and to create security/ charge(s) on all or any of the assets of the Company as may be required for the purpose of the said borrowings and to do such other incidental and ancillary activities as may be deemed necessary for execution;

• Assess and allocate the working capital limits to business units;

• Consider, review and approve treasury related proposals within the overall limit approved by the Board.

Security related proposals	• Review, consider and approve securities related proposals including allotment of securities, issuance of duplicate share certificates upon split, consolidation, renewal, remat;

• Consider and review the proposals for buyback of debentures/ bonds issued by the Company from time.

General	• Nominate and appoint nominee directors on subsidiary, joint ventures, associate companies;

Authorisation	• Authorisation w.r.t. account operation including opening, closing and operation of bank account, demat account etc.;

• Subsidiary Governance and oversight.

The details of the meetings of COD are given in the earlier section to this report.

Share & Debenture Transfer Committee

The Share & Debenture Transfer Committee is primarily entrusted with the following responsibilities:

•	Allotment of shares, debentures, or any other securities; and

•	Review and approval of transfer, transmission, deletion and transposition of shares, debentures, or any other securities.

The composition details of the Committee as on 31 March 2022 is provided below:

*	Mr. GR Arun Kumar ceased to be the Chairperson of the Committee effective close of business hours on 24 April 2021 and Mr. Anup Agarwal ceased to be member of the Committee effective 31 March 2021.
**	Mr. Ajay Goel and Mr. Dindayal Jalan have been appointed as the Members of the Committee effective 01 April 2021 and 25 April 2021, respectively.

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Executive Committee

The Executive Committee (EXCO) is responsible for day-to-day running of the Company and meets on a monthly basis. It is entrusted with executing the strategy adopted by the Board; allocating resources in line with delegated authorities; managing risk; and monitoring the operational and financial performance of the Company. Authority is delegated by the Executive Committee to the respective Chief Executive Officers of each of the businesses. The Group Chief Executive Officer keeps the Board informed of the EXCO’s activities through his standing reports placed before the Board.

Group Management Committee

Vedanta continues to embark upon the enriching journey of growth and expansion with best-in-class safety, benchmark technology, and cost-efficient practices. The design and culture of our organisation is cohesively built in a manner which aims to ensure that the Group has the right Management-In-Place (MIP) to drive the business and take the organisation to the next level.

In line with our long-term vision to create value, a fully empowered Group Management Committee has been formed effective 01 April 2020 comprising of the Group Chief Financial Officer, Chief Executive Officer, Chief Human Resource Officer and Chief Commercial Officer.

Since its inception, the Management Committee has been instrumental in executing its function as the top-level body collectively responsible for all key decisions taken under the guidance of the Chairman and the Board. The Committee is entrusted with driving all significant initiatives and empowered by the Board to establish operational efficiency in guiding business strategy and achieving strong performance targets.

General Body Meetings

Annual General Meetings

The details of the last three years Annual General Meetings / Court Convened Meeting are as follows:

Year	Location	Date & Time	Special Resolutions passed	Weblink
54th Annual General Meeting
2018-19	Rangsharda Auditorium,	11 July 2019 at	Payment of remuneration to	Notice
	K.C. Marg, Bandra Reclamation,	10:30 a.m.	Mr. Tarun Jain in excess of	Outcome
	Bandra (West), Mumbai		limits prescribed under Listing	Minutes
			Regulations.	Video
55th Annual General Meeting
2019-20	Through Video Conferencing (VC) / Other Audio-Visual Means (OAVM)	30 September 2020 at 3:00 p.m.	No Special resolution was passed	Notice Outcome FAQs

56th Annual General Meeting
2020-21	Through Video Conferencing (VC) / Other Audio-Visual Means (OAVM)	10 August 2021 at 3:00 p.m	Re-appointment of Mr. UK Sinha as an Independent Director for a second and final term	Notice Outcome Video Chairman Speech
FAQs
Speaker Criteria

Postal Ballot

No Resolution was passed through postal ballot during FY 2022.

Proposal for Postal Ballot

There is no immediate proposal for any resolution through postal ballot.

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Shareholders

Means of Communication

Financial Results

•  The quarterly/ half-yearly/ annual results along with audit/ limited review report, press release and investor presentation is filed with the stock exchanges immediately after the approval of the Board.

•  The results are also published in at least one prominent national and one regional newspaper having wide circulation viz. a viz. Business Standard, Financial Express, Economic Times and Maharashtra Times, within 48 hours of the conclusion of the meeting,

•  Quarterly financial results are sent to shareholders whose e-mail ids are registered with the Registrar & Transfer Agent.

•  Financial results are also uploaded on the Company’s website and can be accessed at www.vedantalimited.com

News Releases

•  Stock exchanges are regularly updated on any developments/ events and the same are simultaneously displayed on the Company’s website as well.

•  All the releases can be accessed on the website of the Company at www.vedantalimited.com

Institutional Investor / Analysts Presentation

•  The schedule of analyst/investor meets are filed with the stock exchanges and the presentations are uploaded on the website of the Company at www.vedantalimited.com.

•  With an intent to keep our shareholders abreast with the operational performance, the organic project pipeline and internal developments in a transparent manner from time to time, the Company regularly files Investor Briefs with Stock Exchanges.

Website

•  The Company has a dedicated section on ‘Investor Relation’ on its corporate website www.vedantalimited.com which encompasses all the information for the investors like financial results, policies & codes, stock exchange filings, press releases, annual reports, SEC Filings etc.

Annual Report and Form 20F

•  In compliance with circulars issued by SEBI and MCA on account of COVID-19 pandemic, soft copies of Annual Reports were sent to those shareholders whose e-mail ids were registered with the Company. The Form 20F filed with SEC is also made available on the website of the Company.

Shareholder Satisfaction Survey

•  As a part of our constant endeavour to improve shareholder services, the Company has provided a shareholders’ satisfaction survey on its website for investors.

•  The same can be accessed at www.vedantalimited.com.

Chairman Communique

•  At every AGM, the Chairman addresses the shareholders on Company’s operations and performance with his speech.

•  Further, Chairman’s statement addressing the shareholders is also published in the Annual Report of the Company.

Access to Documents

•  Shareholders can also access the details of Corporate Governance Policies and Charters, Memorandum and Articles of Association, Financial information, Shareholding information, details of unclaimed dividends and shares transferred / liable to transfer to IEPF, etc. on the Company’s website.

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Investors and Analysts Meet – Engagement with Chairman and Senior Management

Vedanta organized a two-day Investors’ and Analysts’ engagement with Chairman, Vice-Chairman, Group CEO and Senior Management in March, 2022 in Mumbai.

Over these two days, Vedanta team interacted with more than 100 participants of Indian Capital Market comprising of – CIOs/ fund managers from institutional investment firms with more than $500 bn cumulative asset under management, equity analysts, ultra-high net worth individuals and other key opinion makers.

The successful engagement sessions were aimed at highlighting Vedanta’s unique position to deliver sustainable growth with cost leadership and significant value creation potential for its shareholders.

APPEAL TO SHAREHOLDERS

Updation of PAN Bank Mandate & Contact Details

Shareholders are requested to update their email ids, PAN and Bank Mandate with the Company to ensure faster communication and credit of amounts. Regular reminders are also sent to shareholders in this regard. The shareholders having physical units can avail the facility to update the details on the website of the Company at www.vedantalimited.com. and the demat holders can contact their respective depository participant for updating the details.

SEBI vide Circular SEBI/HO/MIRSD/MIRSD_RTAMB/P/ CIR/2021/655 dated 03 November 2021, introduced common and simplified norms for processing investor’s service request wherein all members holding securities of the Company in physical mode are mandatorily required to furnish the PAN and Nomination (for all eligible folios) to the Company’s Registrar & Transfer Agent (RTA). Shareholders are requested to furnish the above details to enhance the ease of doing business in the securities market. A letter was also sent to the shareholders detailing the above requirements. The forms can be downloaded from the website of the Company at www.vedantalimited.com and also from the website of the RTA at https://ris.kfintech.com.

Unclaimed Dividend/ Shares

Reminders are sent to shareholders to encourage them to timely claim their unclaimed dividend and shares before the same is transferred to the IEPF Account.

The Company has also uploaded the details of unpaid and unclaimed dividend amounts lying with the Company on the Company’s website at www.vedantalimited.com

Pursuant to the provisions of Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, the shares on which dividend remains unpaid/ unclaimed for seven consecutive years or more shall be transferred to the IEPF after giving due notices to the concerned shareholders. Accordingly, the details of equity shares transferred are also available on the Company’s website at www.vedantalimited.com.

Registration of Nomination

Registration of Nomination makes easy for dependents to access your investments and set out the proportion of your benefits to the nominees.

The company has duly provided the facility of updation of nominees to the shareholders.

The shareholders holding physical units can submit the nomination form SH-13 which is available on the website of the Company at www.vedantalimited.com and the demat holders can contact their respective depository participant for the necessary updations.

Conversion of Securities into Dematerialised form

Shareholders are also encouraged to open Demat accounts to eliminates bad delivery, saves stamp duty on transfers, ensures faster settlement, eases portfolio management and provides ‘on-line’ access through internet.

SEBI vide Circular SEBI/HO/MIRSD/MIRSD_RTAMB/P/ CIR/2022/8 dated 25 January 2022 issued guidelines for

Issuance of Securities in dematerialized form in case of investor service request. In accordance with the circular, the company post 25 January 2022 shall issue the securities in dematerialized form only while processing the investors’ requests for Issue of duplicate certificate, Claim from Unclaimed Suspense Account, Renewal/ Exchange/Endorsement/Sub-division/Splitting of certificate, Consolidation of certificates/folios, Transmission and Transposition.

The security holder shall submit duly filled ISR-4 to the RTA for processing of service requests. The form is available at the website of the Company at www.vedantalimited.com and also at the website of the RTA at https://ris.kfintech. com.

Considering that SEBI has disallowed the physical transfer / issuance of equity shares in physical mode, shareholders are requested to convert their equity holding into dematerialised form for ease of dealing in securities markets and processing the service requests.

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Correspondence Details

All the Share Transfer and Dividend Payment Requests	KFin Technologies Limited
and Investors Related queries, the shareholder can	(formerly KFin Technologies Private Limited)
directly contact to our Registrar and Transfer Agent	Unit: Vedanta Limited
Selenium Building, Tower-B, Plot No- 31 & 32,
Financial District, Nanakramguda,
Serilingampally, Hyderabad, Rangareddi,
Telangana, India, 500032
Tel: +91 40 6716 2222
Fax: +91 40 2300 1153
Email: einward.ris@kfintech.com

The Shareholders can reach out to the designated persons of any department in case of any query for the matters enumerated below:

Company Secretary and Compliance Officer for queries	Ms. Prerna Halwasiya
related to Corporate Governance and Secretarial	Company Secretary & Compliance Officer
matters / Details of Nodal Officer	Vedanta Limited
Core 6, 3rd Floor, Scope Complex, 7, Lodhi Road, New Delhi - 110003
Tel: +91 11 42262300
Email: comp.sect@vedanta.co.in

Investor Relations	Mr. Sandep Agrawal
Vice President - Investor Relations
Vedanta Limited
Vedanta House, 75, Nehru Road, Vile Parle East, Mumbai - 400099
Tel: +91 22 6646 1000
Email: vedantaltd.ir@vedanta.co.in

Corporate Communication related matters of the	Mrs. Ritu Jhingon
Company	Director – Communications, PR & Branding
Vedanta Limited
Core 6, 3rd Floor, Scope Complex, 7, Lodhi Road, New Delhi - 110003
Tel: +91 011 42262300
Email: gc@vedanta.co.in

Sustainability Related Matters	Mr. Rajinder Ahuja
Group Head – HSE and Sustainability
Vedanta Limited
Core 6, 3rd Floor, Scope Complex, 7, Lodhi Road, New Delhi - 110003
Tel: +91 011 42262300
Email: sustainability@vedanta.co.in

Queries related to Debenture issued by the Company:	Debenture Trustee:
Axis Trustee Services Limited
Axis House, 2nd Floor, Wadia International Centre, Pandurang Budhkar Marg, Worli, Mumbai - 400 025
Tel: +91 22 2425 2525
Fax: +91 22 2425 4200

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Annual General Meeting for FY 2022

Date & Time
• 10 August 2022
• 3:00 pm

Virtual AGM

Virtual Annual General Meeting with live webcast and facility to participate through Video Conferencing / other audio-visual means for shareholdets for attending the AGM from their respective places. Respected Shareholders are requested to kindly join the meeting through VC/ OAVM facility by following the instructions provided in the notes to the AGM Notice.

For participation and further details, click here: https://www.vedantalimited.com/vedanta2022/

FAQs
A set of Frequently Asked Questions (FAQs) made available for the shareholders on the Company’s website at www.vedantalimited.com and NSDL website for a seamless participation through VC / OAVM.
Online Chat Facility Facility to submit suggestions, feedbacks or questions online during the conduct of the Meeting will be provided to the members.

Online Speaker Registration
Members who desire to speak at the AGM can pre-register as speakers by sending request to the Company as per the instructions provided in the Notice convening the Meeting.
Prior to AGM, site testing with the registered speaker shareholders shall be conducted to ensure smooth participation during the AGM.

E-Voting Facility
Remote e-voting facility will be provided to the shareholders before the date of AGM.
The Company will also provide remote e-voting facility to the members during the AGM till 15 minutes post conclusion of the meeting to ensure participation and voting through electronic means.

Transcript of AGM
Recorded transcript of AGM will be made available on the website of the Company.

Financial Year

The Financial Year of Company commences from 01 April and concludes on 31 March of each year. Each quarter the Company reviewed and approved its financials. The previous and tentative dates for approval of the financials for FY 2022 and FY 2023 are as follows:

2022

First Quarter

26 July 2021

Second Quarter and Half Year

29 October 2021

Third Quarter

28 January 2022

Fourth Quarter and Year end

28 April 2022

2023

First Quarter

End of July, 2022

Second Quarter and Half Year

End of October, 2022

Third Quarter

End of January, 2023

Fourth Quarter and Year end

End of April, 2023

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Dividend and Capital Allocation

Dividend Distribution Policy

In terms of the provisions of Regulation 43A of the Listing Regulations, the Company has adopted Dividend Distribution Policy to determine the distribution of dividends in accordance with the applicable provisions. The policy can be accessed on the website of the Company at www.vedantalimited.com.

With consistent dividend as a healthy sign of our sustained growth, our firm belief in percolating the benefits of our business progress for widespread socio-economic welfare facilitates the equitable sharing of our economic value generated. Attaining steady operational performance and a harmonised market environment in continuation of the historical trends helped us to reaffirm the realisation of competent numbers for FY 2022.

Dividend for FY 2022

For the period under review, the Company has declared and paid interim dividend as detailed below:

The complete details on date of declaration, date of payment, record date, total pay-out are detailed in the Directors’ Report forming part of this Annual Report. The payment of the above-mentioned dividend was duly completed within the statutory timelines.

Further, the Board has not recommended any final dividend for FY 2022.

Shareholders Value Creation

Vedanta has a consistent track record of rewarding its shareholders with strong dividend pay-out. The Company has paid attractive dividend amounting to ₹48,870 crores in last 10 years. The details of the same have been summarized below:

Capital Allocation

Your Company has always strived to maintain an optimal capital allocation to strengthen the balance sheet. The approach has always been to grow sustainably and with financial prudence and in the line with the same, the below guiding principles forms part of the Company’s Capital Allocation Policy:

•	A consistent, disciplined, and balanced allocation of capital with long term Balance Sheet management.

•	Maintain optimal leverage ratio (Net Debt / EBITDA) at consolidated level.

•	Overall capital allocation will maximize Total Shareholders Returns (TSR).

282      Vedanta Limited

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DISCIPLINED CAPITAL ALLOCATION FRAMEWORK

Key Strategic Priority

Optimize Leverage Ratio

•	Intend to deleverage at group level

•	Leverage ratio at Vedanta Limited should not be more than 1.5x.

Project Capex
CAPITAL ALLOCATIONS	Capital Expenditue

•  Volume augmentation, cost reduction or creating value added products are key guiding principles for all projects

•  Growth projects to ensure minimum guidelines for IRR -18%

Sustaining Capex

•  All sustaining capital expenditure to be a part of Business Plan

•  Sustaining capex to be defined and tracked in $/tonne

	Dividend	Minimum 30% of Attributable Profit after tax (before exceptional items) of Company (excluding profits of HZL) Dividend income received from HZL will be pass through within 6 months
	Mergers & Acquisitions	Intent to enhance value via acquiring accretive assets/ business that have: synergies with existing line of core businesses Key Strategic Priority

Maximize Total Shareholder’s Return (TSR)

Listing Details

Particular		Scrip Code	ISIN code
Indian Stock Exchange	BSE Limited (BSE)	500295	INE205A01025
Phiroze Jeejeebhoy Towers, Dalal Street,
Mumbai - 400 001

	National Stock Exchange of India Limited (NSE)	VEDL	INE205A01025
Exchange Plaza, Plot No. C/1, G-Block,
Bandra Kurla Complex, Bandra(East),
Mumbai - 400 051

Global Stock Exchange	New York Stock Exchange (NYSE)	VEDL	CUSIP No. 92242Y100
American Depository Shares (ADS)

Notes:

•	Non-Convertible Debentures of the Company are listed on the BSE Limited (BSE), details of the same are provided later in this report.

•	Commercial Papers of the Company are listed on National Stock Exchange of India Limited, details of the same are provided later in this report.

•	Company has paid annual listing fees for the FY 2023 to all the Stock Exchanges, where the securities of the Company are listed.

•

The American Depositary Shares (ADS) of the Company have been delisted from NYSE effective close of trading on NYSE on 08 November 2021. This follows the filing done by the Company of Form 25 with Securities and Exchange Commission on 29 October 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued (the “Deposit Agreement”) has also become effective close of trading on NYSE on 08 November 2021. The said action has no impact on the current listing status or trading of the Company’s equity shares on BSE and NSE. Further, the Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the Exchange Act.

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Stock Price Data for FY 2022

VEDL Share price v/s BSE Sensex &

BSE Metal Index

VEDL Share price v/s NSE Nifty

50 & NSE Metal Index

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Market Indices –

Increasing Investor Confidence

EPS (Before Exceptional Items and DDT)

(₹)

Share Transfer System

As part of the effective shareholder management and grievance redressal processes, various shareholder requests received by the Company through the Registrar and Transfer Agent (RTA) are processed in the following manner:

In addition to the above, a compliance certificate is issued on an yearly basis by a Company Secretary in Practice pursuant to Regulation 40(9) of Listing Regulations reiterating due compliance of share transfer formalities by the Company within timelines as required under the applicable provisions.

The Company/RTA has also duly complied with the operational guidelines including cut-off date till 31 March 2022 as provided through SEBI circulars issued during the year with respect to re-lodgement and dematerialisation of share transfer requests which were earlier rejected/returned due to deficiency in documents.

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Reconciliation of Share Capital Audit

As required by the SEBI Listing Regulations, quarterly audit of the Company’s share capital is being carried out by a Company Secretary in Practice with a view to reconcile the total share capital admitted with NSDL and CDSL and held in physical form, with the issued and listed capital. The reports for Share Capital Audit Reconciliation and Compliance Certificates obtained in line with the statutory requirements are meticulously filed with the Stock exchanges on a timely basis and also placed before the Board of Directors.

Capital Evolution

The details of capital evolution of the Company can be accessed on the website of the Company at www.vedantalimited.com.

Shareholding Distribution

Shareholding according to shareholders class as on 31 March 2022

Shareholding of Nominal value of ₹1/-	No. of shareholders	% of Total shareholders	No. of shares held	Shareholding (%)
1-5000	758,471	98.98	149,932,163	4.03
5001-10000	4,320	0.56	31,408,914	0.85
10001-20000	1,778	0.23	25,359,097	0.68
20001-30000	489	0.07	12,057,670	0.32
30001-40000	240	0.03	8,369,178	0.23
40001-50000	157	0.02	7,167,404	0.19
50001-100000	272	0.04	20,063,323	0.54
100001 & Above	533	0.07	3,462,841,290	93.16
Total	766,260	100.00	3,717,199,039	100.00

		31 March 2022
S.	Category	No. of shares held	Percentage of shareholding
No.
		Face value ₹1/-
(a)	Promoter’s holding
	Indian promoters	160,656	0.00
	Foreign promoters	2,590,189,293	69.68
	Total (a)	2,590,349,949	69.69
(b)	Public Shareholding
	Banks, Mutual funds, Financial Institutions, Insurance Companies (Central/State Govt. Institutions/ Non-Govt. Institutions)	91,461,523	2.46
	FIIs /Foreign Corporate Bodies	347,431,036	9.35
	Body Corporates	7,29,79,786	1.96
	Indian Public	23,70,37,472	6.38
	NRIs	1,16,26,974	0.31
	Trust	6,13,555	0.02
	H U F	77,79,991	0.21
	Clearing Members	1,930,445	0.05
	Foreign Bodies	18,75,987	0.05
	Foreign Nationals	1,439	0.00
	IEPF	5,324,251	0.14
	NBFCs	51,888	0.00
	QIBs	339,241,257	9.13
	Overseas Corp Bodies	1,100	0.00
	Alternate Investment Funds	798,980	0.02
	ESOS Trust	8,693,406	0.23
	Total (b)	1,126,849,090	30.31
(c)	American Depository Receipts	0	0.00
	Total (c)	0	0.00
Grand Total (a)+(b)+(c)		3,717,199,039	100.00

286      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

1.

Vedanta Resources Limited (Acquirer) together with Twin Star Holdings Limited (PAC 1), Vedanta Holdings Mauritius Limited (PAC 2) and Vedanta Holdings Mauritius II Limited (PAC 3), as persons acting in concert with the Acquirer (PACs), have acquired 374,231,161 equity shares of the Company (24,14,43,115 equity shares (6.50%) by PAC 1, 10,73,42,705 equity shares (2.89%) by PAC 2 and 2,54,45,341 equity shares (0.68%) by PAC 3) under the voluntary open offer (Open Offer) made to the public shareholders of the Vedanta Limited (Company) in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, thereby increasing acquirer’s indirect shareholding in the Company from the current 55.1% to 65.18%.

2.	Monte Cello NV (MCNV) Netherland Antilles forming part of the Promoter Group has been liquidated and hence, removed from the Promoter Group.
3.	During the third quarter, two new entities were incorporated which were covered under the promoter group of the Company: 1) Vedanta Netherlands Investments BV and 2) Vedanta UK investment Limited.
4.

Vedanta Netherlands Investments BV and Twinstar Holdings Limited, members of the promoter group of Vedanta Limited (“VEDL”), had purchased 63,514,714 and 103,985,286 equity shares respectively of VEDL (representing 1.71% and 2.80% of the equity share capital respectively of VEDL), on 23 November 2021, through a block deal on the stock exchanges.

5.

On 16 December 2021, Vedanta Holdings Mauritius II Limited has acquired 170,116,200 equity shares of Vedanta Limited (representing 4.58% of the equity share capital) from Finsider International Company Limited, pursuant to an inter-se transfer by way of block deal on the stock exchange.

6.

On 21 December 2021, Vedanta Holdings Mauritius II Limited had acquired 67,915,740 equity shares of the Vedanta Limited (representing 1.83% of the equity share capital) from Finsider International Company Limited, pursuant to an inter-se transfer by way of block deal on the stock exchange.

7.

On 24 December 2021, Vedanta Holdings Mauritius II Limited has acquired 44,343,139 equity shares of Vedanta Limited (representing 1.19% of the equity share capital) from Westglobe Limited, pursuant to an inter-se transfer by way of block deal on the stock exchange. Post this transaction the holding of Westglobe Limited has reduced to NIL.

8.

During the third quarter, 2,400 shares were released from the abeyance category which were pending for allotment as they are subjudice. Due to this the listed capital of the Company has increased to 3,717,199,039 equity shares.

9.	3,05,832 shares are under abeyance category, pending for allotment as they are sub judice.
10.

During the fourth quarter, two new entities were incorporated which are covered under the promoter group of the Company: 1) Vedanta Netherlands Investments II BV; and 2) Vedanta Resources Mauritius Limited.

11.

The American Depositary Shares (ADS) of the Company have been delisted effective close of trading on NYSE on 08 November 2021. Further, post 11 January 2022, the ADS underlying equity shares which were not surrendered in accordance with the Deposit Agreement within the extended timelines i.e., 10 January 2022, were sold by the depositary and the proceeds, less and withholding taxes, fees and expenses were remitted to the ADS holders. Hence, as on 31 March 2022, there were no outstanding ADS of the Company.

Shareholding Distribution as on 31 March 2022

(%)

Dematerialisation of Shares and Liquidity

(%)

The shares of the Company are compulsorily traded in dematerialised form on the stock exchanges. As on 31 March 2022, ~ 99% shares of the Company are held in dematerialised form.

Pursuant to the amendment in Listing Regulations, post 01 April 2019, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialized form with a depository.

The equity shares of the Company are freely tradable in the market and are among the most liquid and actively traded shares in the stock exchanges.

Update on NYSE Listing

The Company had announced its intention to delist American Depositary Shares from the New York Stock Exchange (“NYSE”) and to terminate its American Depositary Share Program on 23 September 2021 and the American Depositary Shares (ADS) of the Company have been delisted from NYSE effective close of trading on NYSE on 08 November 2021. This follows the filing done by the Company of Form 25 with Securities and Exchange Commission on 29 October 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued (the “Deposit Agreement”) has also become effective close of trading on NYSE on 08 November 2021. The said action has no impact on the current listing status or trading of the Company’s equity shares on BSE and NSE.

Integrated Report and Annual Accounts 2021-22      287

Report on Corporate Governance

Post 11 January 2022, the ADS underlying equity shares which were not surrendered in accordance with the Deposit Agreement within the extended timelines i.e., 10 January 2022, were sold by the depositary and the proceeds, less and withholding taxes, fees and expenses were remitted to the ADS holders. Hence, as on 31 March 2022, there are no outstanding ADS of the Company.

Further, the Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the Exchange Act.

Listing of Debt Securities

Non-Convertible Debentures

The following Secured Redeemable Non-Convertible Debentures (NCDs) are listed with the BSE Limited as on 31 March 2022:

Sr.						No. of NCDs	Amount
	ISIN	Issuance date	Maturity date	Coupon rate	Payment frequency	(Face value of	issued
No.						₹ 10 lakhs each)	(₹ in crores)
1	INE205A07170	09-Dec-2019	09-Dec-2022	9.20%	Annual	7,500	750
2	INE205A07188	30-Jan-2020	30-Jun-2022	8.75%	Annual	12,700	1,270
3	INE205A07196	25-Feb-2020	25-Feb-2030	9.20%	Annual	20,000	2,000
4	INE205A07212	31-Dec-2021	31-Dec-2024	7.68%	Annual	10,000	1,000

Commercial Papers

The following Commercial Papers (CPs) are listed with the National Stock Exchange of India Limited as on 31 March 2022:

S. No.	ISIN	Issuance date	Maturity date	Face Value (₹)	Total No. of Securities	Amount Issued (₹ in crores)
1	INE205A14VU4	21-Jan-2022	21-Apr-2022	500,000	7,800	390
2	INE205A14VW0	24-Jan-2022	22-Apr-2022	500,000	2,500	125
3	INE205A14VY6	25-Jan-2022	25-Apr-2022	500,000	5,000	250
4	INE205A14VZ3	28-Jan-2022	28-Apr-2022	500,000	4,500	225
5	INE205A14VS8	27-Dec-2021	24-Jun-2022	500,000	38,000	1,900
6	INE205A14VT6	21-Jan-2022	21-Jul-2022	500,000	10,000	500
7	INE205A14VV2	24-Jan-2022	22-Jul-2022	500,000	2,500	125
8	INE205A14VX8	25-Jan-2022	27-Sep-2022	500,000	10,000	500
9	INE205A14WA4	22-Mar-2022	21-Mar-2023	500,000	14,600	730
10	INE205A14WB2	25-Mar-2022	23-Sep-2022	500,000	5,000	250
11	INE205A14WC0	28-Mar-2022	28-Mar-2023	500,000	2,000	100

288      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Credit Ratings

Your Company is rated by CRISIL and India Rating and Research Private Limited on its various debt instruments.

	Status as on 31 March 2021		Status as on 31 March 2022		Date of Action
	CRISIL	India Ratings	CRISIL	India Ratings	CRISIL	India Ratings
Bank Loans	CRISIL AA-/ Outlook Stable	IND AA-/ Outlook Stable	CRISIL AA/ Outlook Stable	IND AA/ Outlook Stable	Outlook Change to ‘Positive’ from ‘Stable’ in October 2021	Outlook Change to ‘Positive’ from ‘Stable’ in December 2021

					Upgraded to ‘CRISIL AA’ from “CRISIL AA-“and change in outlook to ‘stable” from “Positive” in February 2021	Upgraded to ‘IND AA’ from “INDAA-“and change in outlook to ‘stable” from “Positive” in March 2021

					The ratings upgrade factors in expectation of improved operating profitability, driven by elevated commodity prices during fiscal 2022, volume growth across businesses, and sustained cost efficiencies especially in the aluminium business	The rating upgrade reflects the group’s continuous deleveraging and Ind-Ra’s expectation of an improvement in the consolidated operational cash flow in FY 2022 and FY 2023, following a significant increase in the operating profitability, led by high metal prices partly offset by raw material input inflation

Working Capital Lines	CRISIL AA-/ Outlook Stable/ CRISIL A1+		CRISIL AA/ Outlook Stable/ CRISIL A1+		Same as above	NA

Non- Convertible Debentures	CRISIL AA-/ Outlook Stable	IND AA-/ Outlook Stable	CRISIL AA/ Outlook Stable	IND AA/ Outlook Stable	Same as above	Same as above

Commercial Paper	CRISIL A1+	IND A1+	CRISIL A1+	IND A+	No Change	No Change

Credit Rating Upgrade from both CRISIL and India Ratings

Rating agency	Date of rating action	Current Rating
CRISIL Ratings	25 February 2022	CRISIL AA/Stable (upgraded from CRISIL AA-/Positive)
India Ratings	29 March 2022	IND AA/Stable (upgraded from IND AA-/Positive)

Rating drivers

•	Strong operational performance driven by volume growth across businesses

•	Strong commodity prices with sustained cost efficiencies

•	Disciplined capital allocation framework

•	Commitment to further deleverage

Highest credit rating since January 2020

•	Continued gross and net debt reduction to be key monitorable by the agencies

•	Upgrade trigger: ND/EBITDA below 1.5x for CRISIL and India Ratings; Downgrade trigger: 2.7x

Integrated Report and Annual Accounts 2021-22      289

Report on Corporate Governance

Plant Locations
Division	Location
Copper Anodes (Smelter), Refinery, Continuous Cast Copper Rods	SIPCOT Industrial Complex, Madurai By-pass Road, T.V. Puram PO, Thoothukudi – 628 002 Tamil Nadu, India.

Copper Cathodes (Refinery) and Continuous Cast Copper Rods / Wire	1/1/2 Chinchpada, Silvassa – 396 230 Union Territory of Dadra and Nagar Haveli, India Gat 201, Plot no. 2, 3, 4, 5, 6 and 7 Pune Old Highway, Takwe Khurd. Post Kamshet. Taluka Maval. Dist. Pune – 410 405 Maharashtra, India.**
Continuous Cast Copper Rods/ Wire	209-B, Piparia Industrial Estate, Piparia, Silvassa – 396 230, Union Territory of Dadra and Nagar Haveli, India.

Ratnagiri – Y 1, R 57 Zaadzadgaon Block, MIDC, Zadgaon, Ratnagiri – 415 639, Maharashtra, India.
Iron Ore – Mining	Megalahally Office Complex, Megalahally Village, Hireguntanur, Hobli, Chitradurga Taluka and District, Karnataka – 577 520, India.
Pig Iron Division 1	Plot No. Survey No. 39,41,36/1(Part), 37 (Part),42/1 (Part),43/1 (Part), Survey No.39, Marcel, Amona, Bicholim, North Goa, 403 107.
Metallurgical Coke (Met Coke)	Plot No.Survey No: 205,206,207,43/1, 44/4, 44/5, Navelim, P. O., Navelim, Bicholim, North Goa, 403 505.
Sy No 192,193, Vazare, Dodamarg, Sindhudurg, Maharashtra, 416 512.
PIG Iron Division 2	Plot No. Survey no.177 & 120 (part), Survey No.120, Subdiv No.1, Navelim, P. O., Navelim, Bicholim, North Goa, 403 505.
Aluminium Smelter	PMO Office, Bhurkahamuda, PO-Sripura, Dist. – Jharsuguda, Odisha – 768 202, India.
Alumina Refinery	Alumina Refinery Project, At / PO – Lanjigarh, Via – Viswanathpur, Kalahandi, Lanjigarh, Odisha – 766 027, India.
Aluminium	Post Box No. 4, Mettur Dam R.S.– 636 402, Salem District, Tamil Nadu, India.
Gat No.924,925, 926 and 927. Sanaswadi Taluka Shirur. Dist. Pune-412 208 Maharashtra, India**
Power	Bhurkahamunda, PO -Sripura, Dist-Jharsuguda Odisha-768 202, India.
SIPCOT Industrial Complex, Meelavitan, Thoothukudi, Tamil Nadu-628 002 India.

Oil & Gas	Assets
	(a)	RJ-ON-90/1—Barmer Basin-India
	(b)	CB/OS-2—Cambay Basin-India
	(c)	PKGM-1 Ravva—Krishna Godavari Basin-India
	(d)	KG-ONN-2003/1—Krishna Godavari Basin-India
	(e)	KG-OSN-2009/3—Krishna Godavari Basin-India
	(f)	KG/ONDSF/Kaza/2018—Krishna Godavari Basin-India
	(g)	AA-ONHP-2017/1—Assam Basin-India
	(h)	AA-ONHP-2017/6—Assam Basin-India
	(i)	AA-ONHP-2017/14—Assam Basin-India
	(j)	AA-ONHP-2017/4—Assam Basin-India
	(k)	AA-ONHP-2017/5—Assam Basin-India
	(l)	AA-ONHP-2017/8—Assam Basin-India
	(m)	AA-ONHP-2017/9—Assam Basin-India
	(n)	AA-ONHP-2017/11—Assam Basin-India
	(o)	AA-ONHP-2017/15—Assam Basin-India
	(p)	AA-ONHP-2017/2—Assam Basin-India
	(q)	AA-ONHP-2017/3—Assam Basin-India
	(r)	AA/ONDSF/Hazarigaon/2018—Assam Basin-India
	(s)	KG-ONHP-2017/1—KG Onshore Basin-India
	(t)	KG-ONHP-2017/2—KG Onshore Basin-India
	(u)	KG-ONHP-2017/3—KG Onshore Basin-India
	(v)	KG-OSHP-2017/1—KG Onshore Basin-India
	(w)	KG-DWHP-2017/1—KG Deepwater Basin-India
	(x)	CY-OSHP-2017/1—Cauvery Offshore Basin-India
	(y)	CY-OSHP-2017/2—Cauvery Offshore Basin-India
	(z)	GK-ONHP-2017/1—Gujarat Kutch Onland Basin-India
	(aa)	GK-OSHP-2017/1—Gujrat Kutch offshore Basin-India

290    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Division	Location
	(ab)	GS-OSHP-2017/1—Gujrat Kutch offshore Basin-India
	(ac)	GS-OSHP-2017/2—Gujrat Kutch offshore Basin-India
	(ad)	MB-OSHP-2017/2—Mumbai offshore Basin-India
	(ae)	RJ-ONHP-2017/5—Barmer Basin-India
	(af)	RJ-ONHP-2017/6—Barmer Basin-India
	(ag)	RJ-ONHP-2017/7—Barmer Basin-India
	(ah)	RJ-ONHP-2017/1—Barmer Basin-India
	(ai)	RJ-ONHP-2017/2—Barmer Basin-India
	(aj)	RJ-ONHP-2017/3—Barmer Basin-India
	(ak)	RJ-ONHP-2017/4—Barmer Basin-India
	(al)	CB-ONHP-2017/1—Cambay Basin-India
	(am)	CB-ONHP-2017/7—Cambay Basin-India
	(an)	CB-ONHP-2017/10—Cambay Basin-India
	(ao)	CB-ONHP-2017/6—Cambay Basin-India
	(ap)	CB-ONHP-2017/2—Cambay Basin-India
	(aq)	CB-ONHP-2017/3—Cambay Basin-India
	(ar)	CB-ONHP-2017/4—Cambay Basin-India
	(as)	CB-ONHP-2017/5—Cambay Basin-India
	(at)	CB-ONHP-2017/11—Cambay Basin-India
	(au)	HF-ONHP-2017/1—Himalaya Foreland Basin-India
	(av)	GV-ONHP-2017/1—Ganga Vally Basin-India
	(aw)	CB-ONHP-2018/1—Cambay Basin-India
	(ax)	GK-OSHP-2018/1—Kutch Basin-India
	(ay)	GK-OSHP-2018/2—Kutch Basin-India
	(az)	MN-OSHP-2018/1—Mahanadi Basin-India
	(ba)	RJ-ONHP-2018/1—Barmer Basin-India
	(bb)	AA-ONHP-2018/1—Assam Basin-India
	(bc)	CB-ONHP-2018/3—Cambay Basin-India
	(bd)	CB-ONHP-2018/4—Cambay Basin-India
	(be)	KG-ONHP-2018/1—KG Onshore Basin-India
	(bf)	KG-ONHP-2018/2—KG Onshore Basin-India

Pipeline
	(a)	Radhanpur Terminal, Patan, Gujarat, India, 385 340
	(b)	Viramgam Terminal, Viramgam, Ahmedabad, Gujarat, India, 382 150
	(c)	Bhogat Terminal, Bhogat Jam Kalyanpur Devbhumi Dwarka, Gujarat, 361 315

Plant
	(a)	Mangala Processing Terminal, Barmer, Rajasthan
Nagana Village, Near Kawas, NH112, Barmer 344 035, Rajasthan
	(b)	Raageshwari Gas Terminal, Rajasthan
	(c)	Suvali Onshore terminal, Gujarat Survey No. 232, Suvali, Surat Hazira Road, Surat, 394 510, Gujarat
	(d)	Raava Onshare terminal, Andhra Pradesh
Surasani Yanam, Uppalaguptam Mandal, East Godavari Dist., 533 213,
Andhra Pradesh
	(e)	Nagayalanka EPS Facility, Andhra Pradesh
Nagayalanka GGS, Vakkapatlavaripalem Village, Nagayalanka Mandal, Krishna District, 521 120, Andhra Pradesh
Paper **	GIDC Doswada, Ta. Fort Songadh, District Tapi, Gujarat, 394 670, India

**Non-operationalunit

Integrated Report and Annual Accounts 2021-22      291

Report on Corporate Governance

Commodity Price Risk or Foreign Exchange Risk and Hedging Activities

Fluctuation in commodity prices

Impact: Prices and demand for the Group’s products are expected to remain volatile / uncertain and strongly influenced by global economic conditions. Volatility in commodity prices and demand may adversely affect our earnings, cash flow and reserves.

Mitigation: Our Group has a well-diversified portfolio, which acts as a hedge against fluctuations in commodities and delivers cash flows through the cycle. We consider exposure to commodity price fluctuations to be an integral part of our Group’s business and its usual policy is to sell its products at prevailing market prices, and not to enter into long-term price hedging arrangements. However, to minimise price risk for finished goods where price of raw material is also determined by same underlying base metal prices (e.g. purchase of alumina, copper concentrate for manufacturing and selling copper and aluminium products, respectively) we employ back-to-back hedging. In exceptional circumstances, we may enter into strategic hedging with prior approval of the Executive Committee. The Group monitors the commodity markets closely to determine the effect of price fluctuations on earnings, capital expenditure and cash flows.

Currency exchange rate fluctuations

Impact: Our assets, earnings and cash flows are influenced by a variety of currencies due to the diversity of the countries in which we operate. Fluctuations in exchange rates of those currencies may have an impact on our financials. Although the majority of the Group’s revenue is tied to commodity prices that are typically priced by reference to the US dollar, a significant part of its expenses are incurred and paid in local currency. Moreover, some of the Group borrowings are denominated in US dollars, while a large percentage of cash and liquid investments are held in other currencies, mainly in the Indian rupee. Any material fluctuations of these currencies against the US dollar could result in lower profitability or in higher cash outflows towards debt obligations.

Mitigation: We do not speculate in forex. We have developed robust controls in forex management to monitor, measure and hedge currency risk liabilities. The Committee of Directors reviews our forex-related matters periodically and suggests necessary courses of action as may be needed by businesses from time to time, and within the overall framework of our forex policy.

Exposures on foreign currency loans are managed through the Group wide hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. The Group strives to achieve asset liability offset of foreign currency exposures and only the net position is hedged. The Group uses forward exchange contracts, currency swaps and other derivatives to hedge the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The sources of foreign exchange risk are outstanding amounts payable for imported raw materials, capital goods and other supplies as well as financing transactions and loans denominated in foreign currencies. The Group is also exposed to foreign exchange risk on its net investment in foreign operations. Most of these transactions are denominated in US dollars. Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns, where cost of the project is calculated taking into account the hedge cost. However, all new long-term borrowing exposures are being hedged. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed.

		Exposure in INR		Exposure in quantity towards	% of such exposure hedged through commodity derivatives
S.	Commodity	towards the particular	Units	the particular	Domestic market		International market		Total
No.	Name(1)	commodity		commodity	OTC	Exchange	OTC	Exchange
1	Aluminium(2)	37,869	KT	1,698	0%	0%	0%	37%	37%
2	Oil(2)	5,772	mmboe	10	0%	0%	0%	0%	0%
3	Gas(2)	892	mmscf	11,324	0%	0%	0%	0%	0%
4	Copper(3)	22,887	KT	316	0%	0%	0%	95%	95%
5	Silver(3)	27	Oz	159,234	0%	0%	86%	0%	86%
6	Gold(3)	844	Oz	63,810	0%	86%	0%	0%	86%

1.	Commodity means a commodity whose price is fixed by reference to an international benchmark and having a material effect on the financial statements.
2.	Exposure for Aluminium and Oil is based on sales and closing stock and that for Gas is based on sales.
3.

Gold and Silver are sold in the form of anode slime/copper concentrate. Anode slime is the residue formed while refining copper. Exposure for Copper (including Gold and Silver) is based on opening stock, purchases and sales. Percentage of exposure not hedged represents unpriced transactions as at 31 March 2022 as the same will be hedged as per the Company’s policy and contractual terms once price period is fixed.

292      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Other Disclosures

Total fees for all Services on a Consolidated basis to the Statutory Auditor

Mar-22
Particulars	(in crores)*
Audit fees (audit and review of financial statements)	21
Certification and other attest services	0
Tax Matters	0
Others	1
Total	22

*	exclusive of GST

Framework for monitoring Subsidiary Companies

The details of the material subsidiaries of the Company have been elucidated in the Directors Report forming part of Annual Report. The Company has complied with the provisions of Listing Regulations w.r.t material subsidiary for FY 2022.

The Company has in place a policy on Determining Material Subsidiary, duly approved by the Board in conformity with the Listing Regulations. which can be accessed at www.vedantalimited.com.

The subsidiary companies have their separate independent Board of Directors authorized to exercise all the responsibilities, duties and rights for effective monitoring and management of the subsidiaries.

The Company supervises and monitors the performance of subsidiary companies:

On a quarterly basis, the minutes of each of the Board and Audit & Risk Management Committee Meeting of the subsidiary companies and a statement of all significant transactions of the subsidiary companies are placed before the Board of Directors and Audit & Risk Management Committee for their review and noting.

Quarterly presentations are made to the Audit & Risk Management Committee and Board on the Key accounting matters, tax matters and legal cases relating to subsidiaries.

Significant Internal Audit Observations of the Subsidiaries are made to the Audit & Risk Management Committee on a quarterly basis.

Presentations are made to the Company's Board on business performance by the senior management of major subsidiaries of the Company

Certain matters of the subsidiaries relating to Financial & Planning and Commercial are reserved for approval of the Board or Committee of Directors of the Company

Subsidiaries are subject to applicable Statutory Audit and Secretarial Audit

Further, appropriate disclosures related to subsidiaries are made in Financial Statements / Directors’ report of the Company as per Companies Act 2013 and Listing Regulations.

Integrated Report and Annual Accounts 2021-22      293

Report on Corporate Governance

Materially Significant Related Party Transactions

All transactions entered into with Related Parties as defined under the Companies Act, 2013, and Regulation 23 of the SEBI (LODR) Regulations, 2015 during the financial year were in the ordinary course of business and on arm’s length pricing basis. There were no materially significant transactions with related parties during the financial year which were in conflict with the interest of the Company.

Your Company has in place a policy on Related Party Transactions, which envisages the procedure governing Related Party Transaction entered into by the Company. The said policy was revised in the board meeting held on 25 March 2022 and displayed on the Company’s website at www.vedantalimited.com.

Non-Compliance by the Company, Penalties, Strictures imposed by Stock Exchange or SEBI or any Statutory Authority on any matter related to capital markets during the last three years

SEBI has vide its order dated 19 May 2021 imposed a penalty of INR 5 crores on erstwhile Cairn India Limited (merged with Vedanta Limited vide Order of Delhi High Court dated 16 July 2021) under Section 15HA of SEBI Act for violation of Regulation 3 (a), (b), (c) , (d), regulation 4 (1) and 4(2) (k) and (r) of SEBI (Prevention of Fraudulent and Unfair Trade Practices) Regulations, 2003 and a penalty of INR 25 lakhs under Section 15HB of SEBI Act for violation of Regulation 19 (1) (a) of SEBI (Buyback) Regulations, 2003 for not completing the buyback offer in the year 2014. The Company has filed an appeal against the said order. The same is pending before SEBI Appellate Tribunal.

Vigil Mechanism / Whistle Blower Policy

Vedanta continues to assure utmost commitment towards highest standards of morals and ethics in the conduct of business. The employees have been provided comprehensive access to lodge any complaint against the Company’s accounting practices, internal controls, auditing matters or any such suspected incidents of fraud or violation of the Company’s Code of Conduct that could adversely impact Company operations, business performance and/or reputation.

All the employees of the Company and its subsidiaries are encouraged and expected to raise their concerns. The Audit & Risk Management Committee has laid down the procedure governing the receipt, retention, and treatment of complaints. Your Company has a Whistle Blower Policy in place as part of the Vigil Mechanism which can be accessed at www.vedantalimited.com.

All the complaints are reported to the Director – Management Assurance, who is independent of operating management and the businesses. In line with global practices, dedicated email IDs (vedanta.whistleblower@ vedanta.co.in), a centralized database, a 24x7 whistle blower hotline and a web-based portal (www.vedanta.ethicspoint. com) have been created and implemented to facilitate receipt and redressal of complaints. Company hereby affirms that no personnel have been denied access to the Chairperson of Audit & Risk Management Committee.

Disclosure in relation to the Sexual Harassment of Women at workplace (Prevention, Prohibition and Redressal) Act, 2013

The detailed disclosure forms part of the Directors Report.

Compliances

Discretionary Requirements

The Board	Separation of Roles of CEO & Chairman	Shareholder’s Rights	Unmodified opinion in Audit Report
As on 31 March 2022, the Board of the Company is chaired by a Non-Executive Director who maintains the Chairman’s office at the Company’s expense.	The roles and responsibilities of the Chairman and CEO have been distinctively defined and the positions are held by separate individuals for better efficiency.	Quarterly/ half-yearly/ annual financial results are sent to the shareholders whose email IDs are registered with the Company. Additionally, news releases, institutional investor/ analyst presentations, annual reports and other governance documents are also made available to the shareholders through Company website.	During the year under review, the Independent Auditors have issued an unmodified opinion on True and Fair view of the Company’s financial statements.

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Reporting of Internal Auditor	NYSE Corporate Governance Listing Standards*	ESG Committee	Board Diversity Policy
The same is reported by briefing the Audit & Risk Management Committee through discussion and presentation of the observations, review, comments and recommendations, amongst others in the Internal Audit presentation by the Company’s Internal Assurance.	The Company has made necessary disclosures in compliance with NYSE Listing Standards and Listed Company Manual and the same have been filed with NYSE and available on Company’s website at www.vedantalimited.com.	With the integration of Environmental, Social and Governance (ESG) parameters into the decision-making of investors; increasing focus of regulatory bodies on ESG reporting and disclosures round the globe; and in line with upholding our core commitment and Board oversight on ESG priorities, the Board, in its meeting held on 26 July 2021, approved the enhancement of the scope of the erstwhile Sustainability Committee and upgraded it to Board-level ESG Committee to strengthen Board level rigor and advice into all aspects of ESG.	The Company as part of best governance practices has adopted the Board Diversity Policy as a sub-set of NRC Policy to ensure an inclusive and diverse membership of the board of directors of the Company resulting in optimal decision-making & assisting in the development and execution of a strategy which promotes success of Company for the collective benefit of its stakeholders.

*

The American Depositary Shares (ADS) of the Company have been delisted from NYSE effective close of trading on NYSE on 08 November 2021. This follows the filing done by the Company of Form 25 with Securities and Exchange Commission on 29 October 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued (the “Deposit Agreement”) has also become effective close of trading on NYSE on 08 November 2021. The said action has no impact on the current listing status or trading of the Company’s equity shares on BSE and NSE. Further, the Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the Exchange Act.

Corporate Governance requirements specified in Regulation 17 to 27 and Regulation 46 of Listing Regulations

Your Company has complied with all the mandatory corporate governance requirements under the Listing Regulations. Specifically, your Company confirms compliance with corporate governance requirement specified in Regulation 17 to 27 and clauses (b) to (i) of Sub-Regulation (2) of Regulation 46 of the Listing Regulations.

Corporate Policies of the Company

Your Company is inclined towards following highest levels of ethical standards in all our business transactions. To ensure the same, the Company has adopted various policies, codes and practices. The policies are reviewed periodically by the

Board and are updated in line with amended laws and requirements. The key policies adopted are detailed below:

Category of Policy / Code	Brief Summary	Web link	Amendments during FY 2022
Code of Business Conduct and Ethics including Anti-Bribery & Anti-Corruption Policy, Whistle Blower Policy and Anti-Trust Guidance Notes	The Code provides the general rules for our professional conduct so that the business of the Company is consistent with our values and core purpose.	www.vedantalimited.com	The Code was revised on 28 January 2022

Corporate Social Responsibility Policy	This Policy provides guidance in achieving the objective of conducting its business in a socially responsible, ethical and environment friendly manner and to continuously work towards improving the quality of life of the communities in and around its operational area and ensures that the Company operates on a consistent and compliant basis.	www.vedantalimited.com	The Policy was revised on 13 May 2021

Nomination & Remuneration Policy including the Criteria determining the Independence of Directors	The policy details the guidelines on identification and appointment of individual as a Director, KMP and Senior Management Personnel including the criteria on their qualification and independence, manner and criteria for effective evaluation of the performance. The Policy also details the compensation principles responsibilities of senior management and succession planning.	www.vedantalimited.com	The Policy was revised on 25 March 2022 effective 26 March 2022

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Category of Policy / Code	Brief Summary	Web link	Amendments during FY 2022

Insider Trading Prohibition Code	The Code lays down the guideline to regulate, monitor and report trading in securities of the Company, Policy & Procedures for inquiry in case of leak of Unpublished Price Sensitive Information and Code of Practices and Procedures for Fair Disclosure & Policy for determination of Legitimate Purpose.	www.vedantalimited.com	There has been no change in the Code during the year

Dividend Distribution Policy	The policy details guidelines for dividend distribution for equity shareholders as per the requirements of the Listing Regulations.	www.vedantalimited.com	The Policy was revised on 08 February 2022

Related Party Transaction Policy	This Policy envisages the procedure governing Related Party Transactions required to be followed by the Company to ensure compliance with the Law and Regulations. The Company has voluntary adopted a stringent policy as against the requirements under the law.	www.vedantalimited.com	The Policy was revised on 25 March 2022 effective 01 April 2022

Determining Material Subsidiary Policy	The policy determines the guidelines for material subsidiaries of the Company and also provides the governance framework for such material subsidiaries.	www.vedantalimited.com	There has been no change in the policy

Policy for determination of Materiality for Fair Disclosure of Material Events / Unpublished Price Sensitive Information to Stock Exchange(s) and Archival Policy	The policy determines the requirements for disclosing material events including deemed material events for the Company and its subsidiary companies which are in nature of unpublished price sensitive information. The policy also lays the guidelines on archival and retention of records of the Company.	www.vedantalimited.com	There has been no change in the policy

Policy on Prevention, Prohibition and Redressal of Sexual Harassment at Workplace	The purpose to this policy is to create and maintain a healthy and conducive work environment, free of discrimination. This includes discrimination on any basis, including gender and any form of sexual harassment.	www.vedantalimited.com	There has been no change in the policy

Charter of Stakeholders’ Relationship Committee (SRC)	The primary purpose of the Stakeholders Relationship Committee is to oversee all matters pertaining to investors of the Company. The Charter sets out the terms of reference for functioning of the SRC.	www.vedantalimited.com	The Charter was revised on 29 October 2021

ESG Committee Charter	The Charter defines the role of the ESG Committee (erstwhile, “Sustainability Committee”) to assist the Board in meeting its responsibilities in relation to the Environmental, Social and Governance (ESG) matters arising out of the activities and operations of the Company and its subsidiary companies (the Group) for aiming towards enhanced sustainable development.	www.vedantalimited.com	The Charter adopted on 26 July 2021 was revised on 28 January 2022

Board Diversity Policy	The purpose of Board Diversity Policy is to ensure an inclusive and diverse membership of the board of directors of the Company resulting in optimal decision-making & assisting in the development and execution of a strategy which promotes success of Company for the collective benefit of its stakeholders.	www.vedantalimited.com	The Policy was adopted on 25 March 2022 effective 26 March 2022

For ease of reference of our stakeholders, all our policies and codes are available on our website in three different languages i.e. English, Hindi and Marathi (since registered office of the Company is in Maharashtra) and can be accessed at: www.vedantalimited.com

Awareness Sessions / Workshops on Governance practices

Vedanta as an organisation staunchly supports transparency and openness in its reporting as well as practice. Believing in zero tolerance for unethical practices, employees across the Group are regularly sensitized about the policies and governance practices through various multi-faceted interactive tools.

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Insider Trading Monitoring Portal

•	Company has a robust mechanism in place to prevent insider trading.

•	As a step towards digitisation, a web-based portal is in place for designated employees to enable them to manage and report dealings in securities of the Company and ensure compliance with the Insider Trading Prohibition Code.

•	Employees are sensitised through various knowledge sharing emails/ updates on a regular basis in order to monitor as well as ensure initial/ annual/ continual disclosures.

Online Gift Declaration Portal

•	The employees can neither accept nor send gifts/ entertainment in exchange of any business/ services/ giving off any confidential information etc. to derive any benefit conflicting with the interest of the Company.

•	The Company has in place an online gift declaration portal wherein the employees are required to promptly declare the gifts received by them in compliance with the Gift Policy of the Company forming part of the Code of Business Conduct and Ethics.

Statutory System

•	In order to ensure best in class compliance monitoring and reporting, Company has in place an internal standard operating procedure to manage statutory compliances across all businesses and a top of the line automated compliance management system with regular updates on checklists of all applicable statutory requirements.

•	As a best practice, it is mandatory for all CEOs to issue and sign-off on compliance certificates for their respective businesses each quarter for placing before the Audit & Risk Management Committee and Board.

Employee Sensitisation – Ethics & Governance

•	Awareness Video Clips and Mailers - With a firm belief in zero tolerance for unethical practices, the Company sensitizes employees about various matters including prevention of sexual harassment (POSH), anti-bribery, conflict of interest, gift policy, corruption, ESG etc. through short video clips and mailers to make the workplace a better place each day.

•	Ethics Quiz - To assess the awareness and understanding of employees, an Ethics quiz is also conducted on periodic basis.

•	Ethics Compliance Month - As part of special annual initiative, the Company conducts Ethics Compliance Month wherein awareness and training sessions are conducted covering governance and internal policies such as prevention of insider trading, POSH, anti bribery, corruption, anti-trust laws etc.

Innovation Portal & Cafes - Digitalization Initiatives

•	Strengthening one of the core value, the Company is promoting and developing digitalization and innovation culture strategically among the employees including business partners.

•	Vedanta 360 - Innovation portal is developed as a unique platform to capture all the thoughts across the organisation. People are encouraged to showcase their innovative thoughts, success stories, ideas etc. and they may also seek innovative solutions to business challenges. This portal has end-to-end integration from Idea to Reward in near future.

•	Vedanta Innovation Cafe - A place at workplace is established across the operations to provide conducive environment to think across business aspects and come out with Innovation Ideas.

•	Top Ideas and success stories are published in Weekly Innovation Wrap across the Group to keep the momentum high and recognise the team efforts across businesses.

Sustainability Academy

•	At Vedanta we pride ourselves in putting Learning and Development at the forefront - the first step of any big bold goal, here the goal being sustainability, is always to upskill. Sustainability Academy is our leap towards a sustainable Vedanta.

•	Sustainability Academy strives to achieve the following:

–	Train all ~70,000 Vedanta Employees - including ~50,000 business partners on key ESG topics to enable incorporation of ESG-thinking in business decision-making.

–	Build and scale internal capability on key ESG topics for different functional teams (HR, Finance, Health & Safety, etc.)

–	Advance the field of Sustainability through research and outreach

–

Progress in FY 2022: Using trainer led sessions and leveraging leading global experts in the field, Vedanta trained and certified 100+ leaders, including the board of directors, on topics of E, S, and G

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UPSI Sharing Database

•	The Company maintains digital database for UPSI sharing within the organization pursuant to the SEBI guidelines.

Chess e-learning module

•	Continuing the spirit and reinforcing the vision of “Zero Harm, Zero Waste and Zero Discharge” your Company launched an e-Learning CHESS (Consolidated Health, Environment, Safety and Sustainability) Module aiming at familiarisation of employees and business partners to different aspects of the HSE&S function.

•	It is mandatory for all the executives to undertake the module and impart learnings in day to day business.

Code of Conduct – Training Module and Annual Affirmation

•	Reinforcing the principles under the Code of Business Conduct and Ethics, the Company has in place an automated training module for mandatory annual training for all employees across the group.

•	Further, in order to ensure compliance with the Code of Business Conduct and Ethics (“Code”) of the Company by all the employees, online affirmations w.r.t. compliance with the Code are also taken on an annual basis.

Launch of TCFD Report on Climate Change

•	The Company launched its first Climate Change Report aligned with the Taskforce on Climate-related Financial Disclosures (TCFD) and the guidelines issued by the Financial Stability Board (FSB) in 2021 and shall continue to publish the report every year.

•	The report documents Vedanta’s journey to substantially decarbonize its business by 2050 and is a precursor to the commitment made by your Company to become a Net Zero Carbon business by 2050 or sooner. The report can be accessed on the Company website at www.vedantalimited.com.

Declarations & Certifications

Declaration by CEO on Code of Business Conduct & Ethics

A Declaration by the CEO of the Company, stating that the members of Board of Directors and Senior Management Personnel have affirmed compliance with the Code of Business Conduct and Ethics of the Company in enclosed as Annexure I to this Report.

Compliance Certificate

The Compliance Certificate from the CEO and CFO of the Company pursuant to Regulation 17(8) of the Listing Regulations is enclosed as Annexure II to this Report.

Certificate from Company Secretary in Practice

A certificate from Chandrasekaran Associates, Company Secretary in Practice certifying that none of the directors on the Board of the Company have been debarred or disqualified from being appointed or continuing as directors of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority pursuant to Regulation 34(3) and Schedule V Para C clause (10)(i) of the Listing Regulations is enclosed as Annexure III to this Report.

Auditor’s Certificate on Corporate Governance

The auditor’s certificate regarding compliance of conditions of corporate governance pursuant to Listing Regulations is enclosed as Annexure IV to this Report.

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ANNEXURE I

Declaration by Chief Executive Officer on Code of Business Conduct and Ethics of the Company

In accordance with the provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, I, Sunil Duggal, Whole-Time Director & Chief Executive Officer of Vedanta Limited, hereby declare that all members of the Board and Senior Management Personnel have affirmed compliance with the Code of Business Conduct and Ethics of the Company for FY 2022.

For Vedanta Limited

Sd/-
Sunil Duggal
Date: 28 April 2022	Whole-Time Director &
Chief Executive Officer

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Report on Corporate Governance

ANNEXURE II

CEO CFO Certification

We, Sunil Duggal, Chief Executive Officer and Ajay Goel, Acting Group Chief Financial Officer certify that:

A.	We have reviewed financial statements and the cash flow statement for the year and that to the best of our knowledge and belief:

(1)	These statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

(2)	These statements together present a true and fair view of the Company’s affairs and are in compliance with existing accounting standards, applicable laws and regulations.

B.	There are, to the best of our knowledge and belief, no transactions entered into by the Company during the year, which are fraudulent, illegal or violative of the Company’s code of conduct.

C.

We accept responsibility for establishing and maintaining internal controls for financial reporting. We have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting, and we have disclosed to the auditors and the Audit & Risk Management Committee, where applicable, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

D.	We have indicated to the Auditors and the Audit & Risk Management Committee, where applicable,

(1)	significant changes in internal control over financial reporting during the year;

(2)	significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

(3)

instances of significant fraud of which we have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system over financial reporting.

Sd/-	Sd/-
Sunil Duggal	Ajay Goel
Whole-Time Director & Chief Executive Officer	Acting Group Chief Financial Officer
DIN: 07291685	PAN: AEAPG8383C

Date: 28 April 2022

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ANNEXURE III

Certificate of Non-Disqualification of Directors

(Pursuant to Regulation 34(3) and Schedule V Para C clause (10)(i) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015)

To,

The Members

Vedanta Limited

1st Floor, C wing, Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai,

Maharashtra- 400 093

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of Vedanta Limited and having CIN L13209MH1965PLC291394 and having Registered office at 1st Floor, C wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai, Maharashtra- 400 093 (hereinafter referred to as ‘the Company’), produced before us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para-C Sub clause 10(i) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information and according to the verifications (including Directors Identification Number (DIN) status at the portal www.mca.gov.in) as considered necessary and explanations furnished to us by the Company & its officers, We hereby certify that none of the Directors on the Board of the Company as stated below for the Financial Year ending on 31 March 2022 have been debarred or disqualified from being appointed or continuing as Directors of companies by the Securities and Exchange Board of India, Ministry of Corporate Affairs or any such other Statutory Authority:

Sr. No.	Name of director	DIN	Date of appointment in Company*
1.	Anil Kumar Agarwal	00010883	01.04.2020
2.	Navin Agarwal	00006303	17.08.2013
3.	Akhilesh Joshi	01920024	01.07.2021
4.	Sunil Duggal	07291685	25.04.2021
5.	Dindayal Jalan	00006882	01.04.2021
6.	Upendra Kumar Sinha	00010336	13.03.2018
7.	Priya Agarwal	05162177	17.05.2017
8.	Padmini Sekhsaria	00046486	05.02.2021

*	Original date of appointment

Ensuring the eligibility for the appointment / continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express an opinion on these based on our verification. This certificate is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chandrasekaran Associates

Company Secretaries

FRN: P1988DE002500

Peer Review Certificate No.: 1428/2021

Sd/-
Dr. S Chandrasekaran
Senior Partner
Membership No. FCS No.: 1644
Date: 20 April 2022	Certificate of Practices No.: 715
Place: New Delhi	UDIN: A028994D000157507

i.

Due to restricted movement amid COVID-19 pandemic, we have verified the disclosures and declarations received by way of electronic mode from the Company and could not be verified from the original records. The management has confirmed that the records submitted to us are the true and correct.

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Report on Corporate Governance

ANNEXURE IV

Independent Auditors’ Report on compliance with the conditions of Corporate Governance as per provisions of Chapter IV of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

The Members of Vedanta Limited

1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects

Chakala, Andheri (E), Mumbai - 400 093

1.

The Corporate Governance Report prepared by Vedanta Limited (hereinafter the “Company”), contains details as specified in regulations 17 to 27, clauses (b) to (i) and (t) of sub – regulation (2) of regulation 46 and para C, D, and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”) (‘Applicable criteria’) for the year ended 31 March 2022 as required by the Company for annual submission to the Stock exchange.

Management’s Responsibility

2.

The preparation of the Corporate Governance Report is the responsibility of the Management of the Company including the preparation and maintenance of all relevant supporting records and documents. This responsibility also includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Corporate Governance Report.

3.

The Management along with the Board of Directors are also responsible for ensuring that the Company complies with the conditions of Corporate Governance as stipulated in the Listing Regulations, issued by the Securities and Exchange Board of India.

Auditor’s Responsibility

4.

Pursuant to the requirements of the Listing Regulations, our responsibility is to provide a reasonable assurance in the form of an opinion whether, the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations.

5.

We conducted our examination of the Corporate Governance Report in accordance with the Guidance Note on Reports or Certificates for Special Purposes and the Guidance Note on Certification of Corporate Governance, both issued by the Institute of Chartered Accountants of India (“ICAI”). The Guidance Note on Reports or Certificates for Special Purposes requires that we comply with the ethical requirements of the Code of Ethics issued by ICAI.

6.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

7.

The procedures selected depend on the auditor’s judgement, including the assessment of the risks associated in compliance of the Corporate Governance Report with the applicable criteria. Summary of procedures performed include:

i.	Read and understood the information prepared by the Company and included in its Corporate Governance Report;

ii.	Obtained and verified that the composition of the Board of Directors with respect to executive and non-executive directors has been met throughout the reporting period;

iii.	Obtained and read the Register of Directors as on 31 March 2022 and verified that atleast one independent woman director was on the Board of Directors throughout the year;

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iv.	Obtained and read the minutes of the following Committee meetings / other meetings held during 01 April 2021 to 31 March 2022:

(a)	Board of Directors;

(b)	Audit and Risk Management Committee;

(c)	Annual General Meeting (AGM);

(d)	Nomination and Remuneration Committee;

(e)	Stakeholders Relationship Committee;

(f)	Corporate Social Responsibility Committee

v.	Obtained necessary declarations from the Directors of the Company.

vi.	Obtained and read the policy adopted by the Company for related party transactions.

vii.

Obtained the schedule of related party transactions during the year and balances at the year- end. Obtained and read the minutes of the Audit and Risk Management Committee meetings where in such related party transactions have been pre-approved prior by the Audit and Risk Management Committee.

viii.	Performed necessary inquiries with the management and also obtained necessary specific representations from management.

8.

The above-mentioned procedures include examining evidence supporting the particulars in the Corporate Governance Report on a test basis. Further, our scope of work under this report did not involve us performing audit tests for the purposes of expressing an opinion on the fairness or accuracy of any of the financial information or the financial statements of the Company taken as a whole.

Opinion

9.

Based on the procedures performed by us, as referred in paragraph 7 above, and according to the information and explanations given to us, we are of the opinion that the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations, as applicable for the year ended 31 March 2022, referred to in paragraph 4 above.

Other matters and Restriction on Use

10.	This report is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

11.

This report is addressed to and provided to the members of the Company solely for the purpose of enabling it to comply with its obligations under the Listing Regulations with reference to compliance with the relevant regulations of Corporate Governance and should not be used by any other person or for any other purpose. Accordingly, we do not accept or assume any liability or any duty of care or for any other purpose or to any other party to whom it is shown or into whose hands it may come without our prior consent in writing. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

For S.R. Batliboi & Co. LLP

Chartered Accountants

ICAI Firm Registration Number: 301003E/E300005

Sd/-

per Sudhir Soni

Partner

Membership Number: 41870

UDIN: 22041870AHZHVU3589

Place of Signature: Mumbai

Date: 28 April 2022

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Independent Auditor’s Report

To the Members of Vedanta Limited

Report on the Audit of the Standalone Ind AS

Financial Statements

Opinion

We have audited the accompanying standalone Ind AS financial statements of Vedanta Limited (“the Company”), which comprise the Balance sheet as at March 31, 2022, the Statement of Profit and Loss, including the statement of Other Comprehensive Income, the Cash Flow Statement and the Statement of Changes in Equity for the year then ended, and notes to the standalone Ind AS financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone Ind AS financial statements give the information required by the Companies Act, 2013, as amended (“the Act”) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2022, its profit including other comprehensive income, its cash flows and the changes in equity for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone Ind AS financial statements in accordance with the Standards on Auditing (SAs), as specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the ‘Auditor’s Responsibilities for the Audit of the Standalone Ind AS Financial Statements’ section of our report. We are independent of the Company in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone Ind AS financial statements.

Emphasis of Matter

We draw attention to Note 3(c)(A)(iv) of the accompanying standalone Ind AS financial statements, which describes the uncertainty arising out of the demands that have been raised on the Company, with respect to government’s share of profit oil by the Director General of Hydrocarbons and one of the preconditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. While the Government has granted permission to the Company to continue operations in the block till May 14, 2022 or signing of the PSC addendum, whichever is earlier, the Company, based on external legal advice, believes it is in compliance with the necessary conditions to secure an extension of this PSC and that the demands are untenable and hence no provision is required in respect of these demands. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the standalone Ind AS financial statements for the financial year ended 31 March 2022. These matters were addressed in the context of our audit of the standalone Ind AS financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the standalone Ind AS financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the standalone Ind AS financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying standalone Ind AS financial statements.

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Key audit matters	How our audit addressed the key audit matter
Accounting and disclosure of transactions with the parent company and its affiliates (as described in note 39 of the standalone Ind AS financial statements)

The Company has undertaken transactions with Vedanta Resources Limited (‘VRL’), its parent company and its affiliates pertaining to payment of brand and management fee; and obtaining guarantees and payment of commission in consideration thereof. Accounting and disclosure of such related party transactions has been identified as a key audit matter due to:

•   Significance of such related party transactions;

•   Risk of such transactions being executed without proper authorisations;

•   Risk of material information relating to such transactions not getting disclosed in the financial statements

Our procedures included the following:

•   Obtained and read the Company’s policies, processes and procedures in respect of identification of such related parties, obtaining approval, recording and disclosure of related party transactions and identified key controls. For selected controls we have performed tests of controls.

•   Tested, such related party transactions and balances with the underlying contracts, confirmation letters and other supporting documents.

•   Held discussions and obtained representations from the management in relation to such transactions.

•   Examined the approvals of the board and/or audit committee for entering into these transactions.

•   Read the disclosures made in this regard in the financial statements and assessing whether the relevant and material information have been disclosed.

Recoverability of carrying value of property plant and equipment, capital work-in-progress, exploration intangible assets under development and investments being carried at cost (as described in note 3(a)(F), 3(c)(A)(i), (iii) and (vi) of the standalone Ind AS financial statements)

As at March 31, 2022, the Company had significant amounts of property, plant and equipment, capital work-in-progress, exploration intangible assets under development and investments being carried at cost. We focused our efforts on the Cash Generating Unit (“CGU”) at (a) Tuticorin within the copper segment; and (b) Krishna Godavari block and the Rajasthan block within the oil & gas segment; as it had impairment/impairment reversal indicators.

Recoverability of property, plant and equipment, capital work- in-progress, exploration intangible assets and investment being carried at cost has been identified as a key audit matter due to:

•   The significance of the carrying value of assets being assessed.

•   The withdrawal of the Company’s licenses to operate the copper plant.

•   The upward revision to brent oil assumptions up to 2030 due to increased demand.

Our audit procedures included the following:

•   Obtained and read the Company’s policies, processes and procedures in respect of identification of impairment indicators, recording and disclosure of impairment charge/ (reversal) and identified key controls. For selected controls we have performed tests of controls.

•   Assessed through an analysis of internal and external factors impacting the Company, whether there were any indicators of impairment in line with Ind AS 36.

•   In relation to the CGU at (a) Tuticorin within the copper segment; and (b) Krishna Godavari block and the Rajasthan block within the oil & gas segment where impairment indicators were identified, obtained and evaluated the valuation models used to determine the recoverable amount by assessing the key assumptions used by management, which included:

•   Assessed management’s forecasting accuracy by comparing prior year forecasts to actual results and assessed the potential impact of any variances.

•   Corroborated the sales price assumptions used in the models against analyst consensus and assessing the reasonableness of costs.

•   Assessed Company’s reserves and resources estimation methods and policies and reading reports provided by management’s external reserves experts and assessed the scope of work and findings of these third parties;

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Key audit matters	How our audit addressed the key audit matter

•   Changes in production forecasts due to adjustments in the future reserve estimates

•   The fact that the assessment of the recoverable amount of the Company’s CGUs and investments involves significant judgements about the future cash flow forecasts, start date of the plant and the discount rate that is applied.

The key judgements and estimates centered on the likely outcome of the litigations, cash flow forecasts and discount rate assumptions. Details of impairment reversal amounting to ₹1,370 crore recognised are given in note 34 of the accompanying financial statements.

•   Assessed the competence, capability and objectivity of Company’s external reserve experts; through understanding their relevant professional qualifications and experience.

•   Compared the production forecasts used in the impairment tests with management’s approved reserves and resources estimates.

•   Tested the weighted average cost of capital used to discount the impairment models.

•   Tested the integrity of the models together with their clerical accuracy.

•   Assessed the implications of withdrawal of Company’s license to operate the copper plants. Inspected the external legal opinions in respect of the merits of the case and assessed management’s position through discussions with the legal counsel to determine the basis of their conclusion.

•   Assessed the implications and likelihood of the possible outcome of the conditions precedent to the extension of the Rajasthan oil block and management’s analysis of the same, including an assessment of how a market participant would react to the same.

•   Engaged valuation experts to assist in performance of the above procedures.

•   Assessed the competence and objectivity of the experts engaged by us.

•   Assessed the disclosures made by the Company in this regard.

Recoverability of disputed trade receivables in power segment (as described in note 3(c)(B)(ii) and 7 of the standalone Ind AS financial statements)

As of March 31, 2022, the value of disputed receivables in the power segment aggregated to ₹1,293.

Due to disagreements over the quantification or timing of the receivable, the recovery of receivables from GRIDCO are subject to increased risk. Some of these balances are also subject to litigation. The risk is specifically related to receivables from GRIDCO. These receivables include long outstanding balances as well and are also subject to counter party credit risk and hence considered as a key audit matter.

Our audit procedures included the following:-

•   Examined the underlying power purchase agreements.

•   Examined the relevant state regulatory commission, appellate tribunal and court rulings.

•   Examined external legal opinions in respect of the merits of the case and assessed management’s position through discussions with the management’s in-house legal team to determine the basis of their conclusion.

•   Examined management’s assessment of recoverability of receivables.

•   Obtained independent external lawyer confirmation from Legal Counsel representing the Company in these cases.

•   Assessed the competence and objectivity of the Company’s experts.

•   Assessed the disclosures made by the Company in this regard.

306    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Key audit matters	How our audit addressed the key audit matter
Claims and exposures relating to taxation and litigation (as described in note 3(c)(A)(iv), 3(c)(B)(i), 38D and 45 of the standalone Ind AS financial statements)

The Company is subject to a large number of tax and legal disputes, including objections raised by the auditors appointed by the Director in the oil and gas segment, which have been disclosed/provided for in the financial statements based on the facts and circumstances of each case.

Taxation and litigation exposures have been identified as a key audit matter due to the complexities involved in these matters, timescales involved for resolution and the potential financial impact of these on the financial statements. Further, significant management judgement is involved in assessing the exposure of each case and thus a risk that such cases may not be adequately provided for or disclosed.

Our audit procedures included the following: -

•   Obtained an understanding of the process of identification of claims, litigations and contingent liabilities and identified key controls in the process. For selected controls we have performed tests of controls.

•   Obtained the summary of Company’s legal and tax cases and assessed management’s position through discussions with the Legal Counsel, Head of Tax and operational management, on both the probability of success in significant cases, and the magnitude of any potential loss.

•   Examined external legal opinions (where considered necessary) and other evidence to corroborate management’s assessment of the risk profile in respect of legal claims.

•   Assessed the competence and objectivity of the Company’s experts

•   Engaged tax specialists to technically appraise the tax positions taken by management with respect to local tax issues.

•   Assessed whether management assessment of similar cases is consistent across the divisions or that differences in positions are adequately justified.

•   Assessed the relevant disclosures made within the financial statements to address whether they reflect the facts and circumstances of the respective tax and legal exposures and the requirements of relevant accounting standards.

Recoverability of unutilised Minimum Alternate Tax (MAT) credits included under deferred tax assets (as described in note 3(c)(A)(ii) and 35 of the standalone Ind AS financial statements)

Deferred tax assets as at March 31, 2022 includes MAT credits of ₹4,839 crore relating to the Company which is available for utilisation against future tax liabilities. Out of the same, ₹208 crore is expected to be utilised in the fourteenth year, fifteen years being the maximum permissible time period to utilise the same.

The analysis of the recoverability of such deferred tax assets has been identified as a key audit matter because the assessment process involves judgement regarding the future profitability and the likelihood of the realization of these assets, in particular whether there will be taxable profits in future periods that support the recognition of these assets. This requires assumptions regarding future profitability, which is inherently uncertain.

Our audit procedures included the following:-

•   Obtained an understanding of the management’s process for estimating the recoverability of the deferred tax assets and identified key controls in the process. For selected controls we have performed tests of controls.

•   Obtained and analysed the future projections of taxable profits estimated by management, assessed key assumptions used, including the analysis of the consistency of the actual results obtained by the various segments with those projected in the previous year. We further obtained evidence of the approval of the budgeted results included in the current year’s projections, and the reasonableness of the future cash flow projections.

•   Tested the computation of the MAT credits recognized as deferred tax assets.

•   Assessed the disclosures made by the management in this regard.

Information Other than the Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the other information. The other information comprises the information included in the Annual report, but does not include the standalone Ind AS financial statements and our auditor’s report thereon.

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Independent Auditor’s Report

Our opinion on the standalone Ind AS financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone Ind AS financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Standalone Ind AS Financial Statements

The Company’s Board of Directors is responsible for the matters stated in Section 134(5) of the Act with respect to the preparation of these standalone Ind AS financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under Section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgements and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone Ind AS financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone Ind AS financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those Charged with Governance are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Ind AS Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone Ind AS financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone Ind AS financial statements.

As part of an audit in accordance with SAs, we exercise professional judgement and maintain professional Skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone Ind AS financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

308    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

•	Evaluate the overall presentation, structure and content of the standalone Ind AS financial statements, including the disclosures, and whether the standalone Ind AS financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone Ind AS financial statements for the financial year ended March 31, 2022 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

We did not audit the financial statements and other financial information, in respect of an unincorporated joint venture not operated by the Company, whose Ind AS financial statements include total assets of ₹99 crore as at 31 March 2022. These financial statements and other financial information of the said unincorporated joint venture not operated by the Company have not been audited by other auditors, and such unaudited financial statements and other unaudited financial information have been furnished to us by the management and our report on the Ind AS financial statements of the Company, in so far as it relates to the amounts and disclosures included in respect of the said unincorporated joint venture, is based solely on such unaudited information furnished to us by the management..

In our opinion and according to the information and explanations given to us by the Management, these financial statements and other financial information of joint venture, is not material to the Company. Our opinion is not modified in respect of this matter.

Report on Other Legal and Regulatory Requirements

1.

As required by the Companies (Auditor’s Report) Order, 2020 (“the Order”), issued by the Central Government of India in terms of sub-section (11) of Section 143 of the Act, we give in the “Annexure 1” a statement on the matters specified in paragraphs 3 and 4 of the Order.

2.	As required by Section 143(3) of the Act, we report that:

(a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

(c)

The Balance Sheet, the Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Cash Flow Statement and Statement of Changes in Equity dealt with by this Report are in agreement with the books of account;

(d)

In our opinion, the aforesaid standalone Ind AS financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

(e)

On the basis of the written representations received from the directors as on March 31, 2022 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2022 from being appointed as a director in terms of Section 164 (2) of the Act;

(f)

With respect to the adequacy of the internal financial controls with reference to these standalone Ind AS financial statements and the operating effectiveness of such controls, refer to our separate Report in “Annexure 2” to this report;

(g)

In our opinion, the managerial remuneration for the year ended March 31, 2022 has been paid/ provided by the Company to its directors in accordance with the provisions of Section 197 read with Schedule V to the Act;

(h)

With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

Integrated Report and Annual Accounts 2021-22      309

Independent Auditor’s Report

i.

The Company has disclosed the impact of pending litigations on its financial position in its standalone Ind AS financial statements – Refer Note 3(c)(A)(iv), 3(c)(B) (ii), 38D and 45 to the standalone Ind AS financial statements;

ii.	The Company did not have any long-term contracts including derivative contracts for which there were any material foreseeable losses;

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company

iv. a)

The management has represented that, to the best of its knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person(s) or entity(ies), including foreign entities (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

b)

The management has represented that, to the best of its knowledge and belief, no funds have been received by the Company from any person(s) or entity(ies), including foreign entities (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

c)

Based on such audit procedures that were considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub- clause (a) and (b) contain any material misstatement.

v.	The interim dividend declared and paid by the Company during the year is in accordance with Section 123 of the Act.

For S.R. Batliboi & Co. LLP

Chartered Accountants

ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Partner
Partner Place of Signature: Mumbai	Membership Number: 41870
Date: 28 April 2022	UDIN: 22041870AHZGNE9213

310    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Annexure 1

referred to in paragraph 1 under the heading “Report on Other Legal and Regulatory Requirements” of our report of even date

Re: Vedanta Limited (‘the Company’)

In terms of the information and explanations sought by us and given by the Company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that:

(i) (a) (A)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(B)	The Company has maintained proper records showing full particulars of intangibles assets as reflected in the financial statements.

(b)

All Property, Plant and Equipment have not been physically verified by the management during the year but there is a regular programme of verification in our opinion is reasonable having regard to the size of the Company and the nature of its assets except for fixed assets aggregating ₹1,213 crore at Tuticorin plant where due to suspension of operations (refer note 3(c)(A) (iii)), management has been unable to perform physical verification which was due in current year. No material discrepancies were noticed wherever such verification was performed.

(c)

The title deeds of all the immovable properties (other than properties where the Company is the lessee and the lease agreements are duly executed in favour of the lessee) are held in the name of the Company except for the title deeds of immovable properties in oil and gas blocks, jointly owned with other joint venture partners, which are held in the name of the licensee of the block. The written down value of such immovable properties in the accompanying financial statement aggregates ₹68 crore.

The original title deeds amounting to ₹142 crore pertaining to immovable properties have been pledged with lenders, which have been confirmed by the lenders/trustees.

(d)	The Company has not revalued its Property, Plant and Equipment (including Right of use assets) or intangible assets during the year ended 31 March 2022.

(e)	There are no proceedings initiated or are pending against the Company for holding any benami property under the Prohibition of Benami Property Transactions Act, 1988 and rules made thereunder.
(ii) (a)

The inventory has been physically verified by the management during the year except for inventories aggregating ₹301 crore lying at Tuticorin plant which is under suspension (refer note 3(c)(A)(iii)) and inventories lying with third parties amounting to ₹409 crore. Inventories lying with third parties have been confirmed by them as at March 31, 2022 and discrepancies were not noted in respect of such confirmation. In our opinion, except for inventories lying at Tuticorin plant which is under suspension as stated above, the frequency of verification by the management is reasonable and the coverage and procedure for such verification is appropriate Discrepancies of 10% or more in aggregate for each class of inventory were not noticed in respect of such verification.

(b)

As disclosed in note 17B to the financial statements, the Company has been sanctioned working capital limits in excess of Rs. five crores in aggregate from banks and financial institutions during the year on the basis of security of current assets of the Company. The quarterly statements filed by the Company with such banks and financial institutions are in agreement with the books of accounts of the Company.

(iii) (a)	During the year the Company has provided loans, stood guarantee and provided security to companies or any other parties as follows:

	Guarantees (₹ in crore)	Loans (₹ in crore)
Aggregate amount granted/provided during the year
- Subsidiaries	5,153	383
- Ultimate Parent	Nil	Nil
Balance outstanding as at balance sheet date in respect of above cases (including opening balances)
- Subsidiaries	11,610	518
- Ultimate Parent	115	Nil

The Company has not given any advances in the nature of loans.

(b)

During the year the guarantees provided, security given and the terms and conditions of the grant of all loans and guarantees to companies or any other parties are not prejudicial to the Company’s interest. The Company has not made any investments or given advances in the nature of loans during the year.

Integrated Report and Annual Accounts 2021-22      311

Annexure 1

referred to in paragraph 1 under the heading “Report on Other Legal and Regulatory Requirements” of our report of even date

(c)

In respect of the following loans which were repayable on demand, the repayment terms for principal and interest were specified during the year. Based on original and revised terms no amounts were due during the year on such loans:

Name of the Entity	Amount (₹ in crore)
Paradip Multi Cargo Berth Private Limited*	0.35
Sesa Resources Limited	68
Sterlite Ports Limited*	4
Sterlite Iron & Steel Co. Limited	5

*	Refer note 41

(d)	There are no amounts of loans and advances in the nature of loans granted to companies, firms, limited liability partnerships or any other parties which are overdue for more than ninety days.

(e)

The Company had granted a loan of ₹425 crore to a wholly owned subsidiary, Vizag General Cargo Berth Private Limited which had fallen due during the year and the repayment terms of the loan were revised. The subsidiary has since repaid ₹407 crore up to 31 March 2022 in advance of the scheduled repayment terms.

The aggregate amount of such dues extended and the percentage of the aggregate to the total loans or advances in the nature of loans granted during the year are as follows:

Name of Parties	Aggregate amount of overdues of existing loans extended (₹ in crore)	Percentage of the aggregate to the total loans or advances in the nature of loans granted during the year
Vizag General Cargo Berth Private	425	39%

(f)

During the year, the Company has not granted any loans or advances in the nature of loans, either repayable on demand or without specifying any terms or period of repayment to companies. Accordingly, the requirement to report on clause 3(iii)(f) of the Order is not applicable to the Company.

(iv)

Loans, investments and guarantee in respect of which provisions of Sections 185 and 186 of the Companies Act, 2013 are applicable have been complied with by the Company. The Company has not granted any security in terms of Sections 185 and 186.

(v)

The Company has neither accepted any deposits from the public nor accepted any amounts which are deemed to be deposits within the meaning of Sections 73 to 76 of the Companies Act and the rules made thereunder, to the extent applicable. In respect of unclaimed deposits, the Company has complied with the provisions of Sections 73 to 76 of the Act and the Companies (Acceptance of Deposits) Rules, 2014 (as amended).

(vi)

We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 148(1) of the Act, related to the manufacture of goods and generation of electricity, and are of the opinion that prima facie, the specified accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(vii) (a)

Undisputed statutory dues including goods and services tax, provident fund, employees’ state insurance, income-tax, sales-tax, duty of custom, value added tax, cess and other statutory dues have generally been regularly deposited with the appropriate authorities though there has been a slight delay in a few cases. According to the information and explanations given to us and based on audit procedures performed by us, no undisputed dues in respect of goods and services tax, provident fund, employees’ state insurance, income-tax, service tax, sales-tax, duty of custom, duty of excise, value added tax, cess and other statutory dues which were outstanding, at the year end, for a period of more than six months from the date they became payable. The provisions relating to excise duty and service tax are not applicable to the Company.

312    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

(b)

The dues of goods and services tax, provident fund, employees’ state insurance, income-tax, sales-tax, service tax, duty of custom, duty of excise, value added tax, cess, and other statutory dues have not been deposited on account of any dispute, are as follows:

Name of the Statute	Nature of the dues	Forum where the dispute is pending	Period to Which amount relates	(₹ in crore) Amount*
Central Excise Act, 1944	Excise Duty	CESTAT/Supreme court	December 2013 to February 2015	49.45
Central Excise Act, 1944	Excise Duty	Assistant Commissioner	2013-14	0.57
Central Excise Act, 1944	Excise Duty	CESTAT	1997-98 to 2015-16	141.24
Central Excise Act, 1944	Excise Duty	Commissioner	1997-2013	23.46
Central Excise Act, 1944	Excise Duty	Commissioner Appeals	October 2013 to July 2014, 2015-16 to 2016-17	0.15
Central Excise Act, 1944	Excise Duty	High Court	2000-2006, 2017-18	98.29
Central Excise Act, 1944	Excise Duty	Additional Commissioner	November 07 to July 08	0.40
Central Sales Tax 1956	Sales Tax	Additional Commissioner	2004-2020	8.10
Central Sales Tax 1956	Sales Tax	Commissioner (Appeals)	FY 2014-15	5.47
Central Sales Tax 1956	Sales Tax	Deputy Commissioner	FY 2015-16 to FY 2017-18	5.95
Central Sales Tax 1956	Sales Tax	Tribunal	2007-08 to 2014-15	17.99
Central Sales Tax 1956	Sales Tax	High Court	1998-99, 2009-10, 2010-11, 2012-13, 2016-17	18.89
Central Sales Tax 1956	Sales Tax	Assistant Commissioner	FY 2014-15, 2016-17	1.59
Custom Act, 1962	Customs Duty	CESTAT	2004-05 to 2013-14, 2016-17 to 2018-19	116.19
Custom Act, 1962	Customs Duty	Commissioner Appeals	2012-13, 2014-15	10.46
Custom Act, 1962	Customs Duty	Commissioner	2004-05 to 2009-10 and 2012-13 to 2019-20	47.82
Custom Act, 1962	Customs Duty	High Court	2005-06 to 2006-07	47.34
Custom Act, 1962	Customs Duty	Supreme Court	1996-97, 2005-10, 2015	0.18
Custom Act, 1962	Customs duty on exports	Assistant Commissioner	FY 2015-16 to FY 2019-20	130.00
Finance Act,1994	Service Tax	Assistant Commissioner	FY 2015-2016, FY 2016-17	28.00
Finance Act,1994	Service Tax	CESTAT	2004-05 to 2015- 2016 and Oct 2016 to Mar 2017, 2017-18 (upto June 2017).	207.18
Finance Act,1994	Service Tax	Directorate General	FY 2016-17	18.00
Finance Act,1994	Service Tax	Commissioner Appeals	2010-11, 2012-13 to 2015-16	1.83
Finance Act,1994	Service Tax	Commissioner	2014-15, 2016-17 and 2017-18 (Till June 30, 2017)	5.44
Finance Act,1994	Service Tax	High Court	2006-07,2007-08, 2016-17	24.31
The Goods and Service tax, 2017	GST	CESTAT	2018-19	0.18
The Goods and Service tax, 2017	GST	Additional Commissioner	2017-18	28.06
Income tax Act, 1961	Additional Income Tax demand	CIT Appeals	2005-06 to 2016-17	729.04
Income tax Act, 1961	Additional Income Tax demand	High Court	2006-07 to 2014-15, 2019- 20	1,493.07
Income tax Act, 1961	Additional Income Tax demand	Assessing Officer	1999-00, 2008-09, 2009-10	30.35
Income tax Act, 1961	Additional Income Tax demand & penalty	Income Tax Appellate Tribunal	2004-05 to 2009-10,2011- 12, 2013-15	2,014.30
Income tax Act, 1961	Additional Income Tax demand	Supreme Court	2007-08	205.82

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Annexure 1

referred to in paragraph 1 under the heading “Report on Other Legal and Regulatory Requirements” of our report of even date

Name of the Statute	Nature of the dues	Forum where the dispute is pending	Period to Which amount relates	(₹ in crore) Amount*
Sales Tax	Sales Tax	Joint Commissioner	2015-16	0.03
Sales Tax	Sales Tax	Commissioner	2007-08 to 2014-15	53.87
Sales Tax	Sales Tax	High Court	1998-99 to 2016-17	315.96
Sales Tax	Sales Tax	Additional Commissioner	2014-15	5.64
Sales Tax	Sales Tax	Deputy Commissioner	2012 to 2015	0.45
Entry Tax	Entry Tax	High Court	April 2007 to June 2017 and 2007-08 to 2012-13	971.08
Entry Tax	Entry Tax	Additional Commissioner	18 August 2013 - 31 March 2015	0.93
Entry Tax	Entry Tax	Deputy Commissioner	October 2015 to June 2017	7.02
Electricity Tax	Electricity Tax	High Court	2017-18 to 2020-21	25.10
Energy Cess	Energy Cess	High Court	2014-19	38.28
Foreign Development Tax & Foreign Development Fund	Forest Development tax	Supreme Court	FY 2008 to till date	341.20
Mumbai Metropolitan Region Development Authority	Forest lease rent	High Court	FY 2009	0.08
Mumbai Metropolitan Region Development Authority	Royalty	Supreme Court	FY 2007-12	12.67
Railways Act,1971 and wagon investment scheme	Stacking and Warfare charge	High Court	FY 2010	4.09
Mines and Minerals (Regulation and Development) Act, 1957	Royalty	High Court	FY 2013-14	11.78
Goa Rural Improvement and Welfare Cess Act, 2000	Transportation Cess	High Court	FY 2010 to till date	113.60
Energy Cess	Energy Cess	High Court	2014-19	38.28

*	Net of amounts paid under protest/adjusted against refunds.

(viii)

The Company has not surrendered or disclosed any transaction, previously unrecorded in the books of account, in the tax assessments under the Income Tax Act, 1961 as income during the year. Accordingly, the requirement to report on clause 3(viii) of the Order is not applicable to the Company.

(ix) (a)	The Company has not defaulted in repayment of loans or other borrowings or in the payment of interest thereon to any lender.

(b)	The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(c)	Term loans were applied for the purpose for which the loans were obtained.

(d)	On an overall examination of the financial statements of the Company, funds raised on short-term basis have generally not been used for long-term purposes by the Company.

(e)

On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries, associates or joint ventures.

(f)	The Company has raised loans during the year on the pledge of securities held in its subsidiary as per details below.

Nature of loan taken	Name of lender	Amount of facility (₹ in crore)	Name of the subsidiary	Details of security pledged	Remarks
Rupee term loan	Bank	8,000	Hindustan Zinc Limited	Shares	Refer note 17(g) of the financial statements

314    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

The Company has not raised loans during the year on the pledge of securities held in its joint ventures or associate companies. Further, the Company has not defaulted in repayment of such loans raised.

(x) (a)

Monies raised during the year by the Company by way of debt instruments were applied for the purpose for which they were raised. The Company has not raised monies by way of initial public offer or further public offer.

(b)

The Company has not made any preferential allotment or private placement of shares /fully or partially or optionally convertible debentures during the year under audit and hence, the requirement to report on clause 3(x)(b) of the Order is not applicable to the Company.

(xi) (a)	No fraud by the Company or no material fraud on the Company has been noticed or reported during the year.

(b)

During the year, no report under sub-section (12) of Section 143 of the Companies Act, 2013 has been filed by cost auditor/secretarial auditor or by us in Form ADT – 4 as prescribed under Rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government.

(c)	We have taken into consideration the whistle blower complaints received by the Company during the year while determining the nature, timing and extent of audit procedures.

(xii)	The Company is not a nidhi Company as per the provisions of the Companies Act, 2013. Therefore, the requirement to report on clause 3(xii)(a), (b) & (c) of the Order is not applicable to the Company.

(xiii)

Transactions with related parties are in compliance with Sections 177 and 188 of Companies Act, 2013 where applicable and the details have been disclosed in the notes to the financial statements, as required by the applicable accounting standards.

(xiv) (a)	The Company has an internal audit system commensurate with the size and nature of its business.

(b)	The internal audit reports of the Company issued till the date of the audit report, for the period under audit have been considered by us.

(xv)

The Company has not entered into any non-cash transactions with its directors or persons connected with its directors and hence requirement to report on clause 3(xv) of the Order is not applicable to the Company.

(xvi)

The provisions of Section 45-IA of the Reserve Bank of India Act, 1934 (2 of 1934) are not applicable to the Company. Accordingly, the requirement to report on clause (xvi)(a),(b),(c) & (d) of the Order is not applicable to the Company.

(xvii)	The Company has not incurred cash losses in the current year and immediately preceding financial year.

(xviii)	There has been no resignation of the statutory auditors during the year and accordingly requirement to report on Clause 3(xviii) of the Order is not applicable to the Company.

(xix)

On the basis of the financial ratios disclosed in note 43 to the financial statements, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the financial statements, our knowledge of the Board of Directors and management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

(xx) (a)

In respect of other than ongoing projects, there are no unspent amounts that are required to be transferred to a fund specified in Schedule VII of the Companies Act (the Act), in compliance with second proviso to sub-section 5 of Section 135 of the Act. This matter has been disclosed in note 42(a) to the financial statements.

(b)

There are no unspent amounts in respect of ongoing projects, that are required to be transferred to a special account in compliance of provision of sub-section (6) of Section 135 of Companies Act. This matter has been disclosed in note 42(a) to the financial statements.

For S.R. Batliboi & Co. LLP

Charted Accountants

ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Partner
Place: Mumbai	Membership Number: 41870
Date: 28 April 2022	UDIN: 22041870AHZGNE9213

Integrated Report and Annual Accounts 2021-22      315

Annexure 2

to the Independent Auditor’s Report of even date on the Ind AS Standalone Financial Statements of Vedanta Limted

Report on the Internal Financial Controls under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

We have audited the internal financial controls over financial reporting of Vedanta Limited (“the Company”) as of 31 March 2022 in conjunction with our audit of the standalone Ind AS financial statements of the Company for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

The Company’s Management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) (“COSO 2013 Criteria”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal financial controls over financial reporting with reference to these standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) and the Standards on Auditing as specified under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls and, both issued by the Institute of Chartered Accountants of India. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting with reference to these standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls over financial reporting with reference to these standalone financial statements and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting with reference to these standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls over financial reporting with reference to these standalone financial statements.

Meaning of Internal Financial Controls Over Financial Reporting With Reference to these Financial Statements

A company’s internal financial control over financial reporting with reference to these standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting with reference to these standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

316    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Inherent Limitations of Internal Financial Controls Over Financial Reporting with reference to these Standalone Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting with reference to these standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting with reference to these standalone financial statements to future periods are subject to the risk that the internal financial control over financial reporting with reference to these standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company has, in all material respects, adequate internal financial controls over financial reporting with reference to these standalone financial statements and such internal financial controls over financial reporting with reference to these standalone financial statements were operating effectively as at 31 March 2022 based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in COSO 2013 criteria.

For S.R. Batliboi & Co. LLP

Chartered Accountants

ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Partner
Place of Signature: Mumbai	Membership Number: 41870
Date: 28 April 2022	UDIN: 22041870AHZGNE9213

Integrated Report and Annual Accounts 2021-22      317

Balance Sheet

as at 31 March 2022

			(₹ in crore)
Particulars	Note	As at 31 March 2022	As at 31 March 2021
ASSETS
Non-current assets
Property, Plant and Equipment	5	39,490	38,222
Capital work-in-progress	5	9,226	9,096
Intangible assets	5	26	27
Exploration intangible assets under development	5	1,488	1,605
Financial assets
Investments	6A	60,881	60,887
Trade receivables	7	1,293	1,323
Loans	8	154	180
Others	9	1,440	1,258
Deferred tax assets (net)	35	1,118	333
Income tax assets (net)	35	1,800	1,787
Other non-current assets	10	2,214	2,371

Total non-current assets		1,19,130	1,17,089
Current assets
Inventories	11	8,563	5,555
Financial assets
Investments	6B	585	2,016
Trade receivables	7	2,328	1,136
Cash and cash equivalents	12	5,518	2,861
Other bank balances	13	1,630	1,475
Loans	8	365	523
Derivatives	22	249	66
Others	9	7,394	5,071
Other current assets	10	3,197	1,939

Total current assets		29,829	20,642

Total Assets		1,48,959	1,37,731

EQUITY AND LIABILITIES
Equity
Equity share capital	14	372	372
Other equity	15	77,277	76,418

Total Equity		77,649	76,790
Liabilities
Non-current liabilities
Financial liabilities
Borrowings	17A	23,421	20,913
Lease liabilities	21	57	60
Derivatives	22	6	50
Other financial liabilities	20	192	190
Provisions	24	1,268	1,169
Other non-current liabilities	23	2,751	2,360

Total non-current liabilities		27,695	24,742
Current liabilities
Financial liabilities
Borrowings	17B	13,275	11,253
Lease liabilities	21	25	73
Operational buyers’ credit/suppliers’ credit	19	9,261	6,029
Trade payables	18
(a) Total outstanding dues of micro, small and medium enterprises		195	209
(b) Total outstanding dues of creditors other than micro, small and medium enterprises		5,329	3,594
Derivatives	22	277	139
Other financial liabilities	20	10,020	9,169
Provisions	24	158	98
Income tax liabilities (net)	35	601	46
Other current liabilities	23	4,474	5,589

Total current liabilities		43,615	36,199

Total Equity and Liabilities		1,48,959	1,37,731

See accompanying notes to the financial statements

As per our report of & even date	For and on behalf of the Board of Directors

For S.R. Batliboi Co. LLP	Navin Agarwal	Sunil Duggal
Chartered Accountants	Executive Vice-Chairman and	Whole-Time Director and Group
ICAI Firm Registration No. 301003E/E300005	Whole-Time Director	Chief Executive Officer
	DIN 00006303	DIN 07291685

per Sudhir Soni	Ajay Goel	Prerna Halwasiya
Partner	Acting Group Chief Financial Officer	Company Secretary and Compliance Officer
Membership No: 41870	PAN AEAPG8383C	ICSI Membership No. A20856
Place: Mumbai	Place: New Delhi
Date: 28 April 2022	Date: 28 April 2022

318      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Statement of Profit and Loss

for the year ended 31 March 2022

		(₹ in crore, except otherwise stated)
Particulars	Note	Year ended 31 March 2022	Year ended 31 March 2021
Revenue from operations	28	62,801	37,120
Other operating income	29	476	320
Other income	30	8,347	10,948

Total Income		71,624	48,388

Expenses:
Cost of materials consumed		23,751	13,990
Purchases of stock-in-trade		228	204
Changes in inventories of finished goods, work-in-progress and stock-in-trade	31	(1,172)	70
Power and fuel charges		11,874	6,763
Employee benefits expense	26	867	903
Finance costs	32	3,146	3,193
Depreciation, depletion and amortisation expense	5	2,945	2,519
Other expenses	33	10,051	6,850

Total expenses		51,690	34,492

Profit before exceptional items and tax		19,934	13,896
Net exceptional loss	34	(318)	(232)

Profit before tax		19,616	13,664

Tax expense:	35
On other than exceptional items
Net current tax expense		3,505	104
Net deferred tax (benefit)/expense		(1,023)	3,138
On exceptional items
Net current tax expense		(281)	—
Net deferred tax expense/(benefit)		170	(81)

Net tax expense		2,371	3,161

Net Profit after tax (A)		17,245	10,503

Net Profit after tax before exceptional items (net of tax)		17,452	10,654

Other Comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Re-measurements (loss)/gain of defined benefit plans		(23)	0
Tax credit/(expense)		8	(3)
Gain on FVOCI equity investment		15	63

		0	60
Items that will be reclassified to profit or loss
Net loss on cash flow hedges recognised during the year		(142)	(199)
Tax credit		51	69
Net gain on cash flow hedges recycled to statement of profit and loss		375	174
Net tax expense		(131)	(61)
Exchange differences on translation		174	(66)
Tax credit/(expense)		6	(34)

		333	(117)

Total Other Comprehensive Income/ (Loss) for the year (B)		333	(57)

Total Comprehensive Income for the year (A+B)		17,578	10,446

Earnings per share (in ₹)
- Basic & Diluted	36	46.36	28.23

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Sunil Duggal
Chartered Accountants	Executive Vice-Chairman and	Whole-Time Director and Group
ICAI Firm Registration No. 301003E/E300005	Whole-Time Director	Chief Executive Officer
	DIN 00006303	DIN 07291685

per Sudhir Soni	Ajay Goel	Prerna Halwasiya
Partner	Acting Group Chief Financial Officer	Company Secretary and Compliance Officer
Membership No: 41870	PAN AEAPG8383C	ICSI Membership No. A20856
Place: Mumbai	Place: New Delhi
Date: 28 April 2022	Date: 28 April 2022

Integrated Report and Annual Accounts 2021-22      319

Statement of Cash Flows

for the year ended 31 March 2022

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before taxation	19,616	13,664
Adjustments for:
Depreciation, depletion and amortisation	2,968	2,543
Capital work-in-progress written off/ impairment of assets (reversal)/ charge	(1,346)	181
Provision for doubtful debts/ advance/ bad debts written off	239	129
Exploration costs written off	1,412	6
Other exceptional items	252	51
Fair Value gain on financial assets held at fair value through profit or loss	(1)	(93)
Net gain on sale of long-term investments	(16)	—
(Profit)/ Loss on sale/ discard of property, plant and equipment (net)	(129)	28
Foreign exchange loss (net)	146	80
Unwinding of discount on provisions	24	23
Share based payment expense	29	36
Interest and dividend Income	(8,050)	(10,730)
Interest expense	3,123	3,170
Deferred government grant	(78)	(75)
Changes in assets and liabilities
(Increase) in trade and other receivables	(4,996)	(1,339)
(Increase)/decrease in inventories	(3,008)	53
Increase/(decrease) in trade and other payable	5,064	(1,452)

Cash generated from operations	15,249	6,275

Income taxes paid (net)	(2,685)	(228)

Net cash generated from operating activities	12,564	6,047

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	—	(59)
Purchases of property, plant and equipment (including intangibles)	(3,674)	(2,669)
Proceeds from sale of property, plant and equipment	268	18
Loans repaid by related parties (Refer Note 39)	567	1,684
Loans given to related parties (Refer Note 39)	(383)	(579)
Short-term deposits made	(1,067)	(1,441)
Proceeds from redemption of short-term deposits	1,285	962
Short-term investments made	(25,777)	(18,468)
Proceeds from sale of short-term investments	27,230	18,628
Interest received	205	415
Dividends received	7,830	10,371
Payment made to site restoration fund	(76)	(94)

Net cash generated from investing activities	6,408	8,768

320      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Statement of Cash Flows

for the year ended 31 March 2022

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/ (repayment) of short-term borrowings (net)	816	(8,726)
Proceeds from current borrowings	8,868	5,499
Repayment of current borrowings	(4,066)	(6,908)
Proceeds from long-term borrowings	18,942	9,021
Repayment of long-term borrowings	(20,250)	(5,564)
Interest paid	(3,872)	(3,439)
Payment of dividends to equity holders of the Company	(16,689)	(3,519)
Payment of lease liabilities	(64)	(164)

Net cash used in financing activities	(16,315)	(13,800)

Net increase in cash and cash equivalents	2,657	1,015

Cash and cash equivalents at the beginning of the year	2,861	1,846

Cash and cash equivalents at the end of the year (Refer note 12)	5,518	2,861

Notes:

1.	The figures in parentheses indicate outflow.
2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7—statement of cash flows.

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Sunil Duggal
Chartered Accountants	Executive Vice-Chairman and	Whole-Time Director and Group
ICAI Firm Registration No. 301003E/E300005	Whole-Time Director	Chief Executive Officer
	DIN 00006303	DIN 07291685

per Sudhir Soni	Ajay Goel	Prerna Halwasiya
Partner	Acting Group Chief Financial Officer	Company Secretary and Compliance Officer
Membership No: 41870	PAN AEAPG8383C	ICSI Membership No. A20856
Place: Mumbai Date:	Place: New Delhi
28 April 2022	Date: 28 April 2022

Integrated Report and Annual Accounts 2021-22      321

Statement of Changes in Equity

for the year ended 31 March 2022

A. Equity Share Capital

Equity shares of ₹ 1 each iassued, subscribed and fully paid	Number of shares (in crore)	Amount (₹ in crore)
As at 31 March 2022, 31 March 2021 and 31 March 2020*	372	372

*	There are no prior period errors for the years ended 31 March 2021 and 31 March 2020.

B. Other Equity

							(₹ in crore)
	Reserves and surplus				Items of OCI
Particulars	Capital reserve	Securities premium	Retained earnings	Other reserves (Refer below)	Equity instruments through OCI	Hedging reserve	Foreign currency translation reserve	Total other equity
Balance as at 01 April 2020	26,027	19,009	5,508	17,024	30	(22)	1,947	69,523

Profit for the year	—	—	10,503	—	—	—	—	10,503
Other comprehensive income for the year, net of tax	—	—	(3)	—	63	(17)	(100)	(57)

Total Comprehensive Income	—	—	10,500	—	63	(17)	(100)	10,446

Transfer for the yearfrom debenture redemption reserve (net)	—	—	503	(503)	—	—	—	—
Recognition of share based payment	—	—	—	58	—	—	—	58
Stock options cancelled during the year	—	—	60	(92)	—	—	—	(32)
Exercise of stock options	—	—	(14)	(44)	—	—	—	(58)
Dividends (Refer note 37)	—	—	(3,519)	—	—	—	—	(3,519)

Balance as at 31 March 2021	26,027	19,009	13,038	16,443	93	(39)	1,847	76,418

Profit for the year	—	—	17,245	—	—	—	—	17,245
Other comprehensive loss for the year, net of tax	—	—	(15)	—	15	153	180	333

Total Comprehensive Income for the year	—	—	17,230	—	15	153	180	17,578

Transfer from debenture redemption reserve (net)	—	—	557	(557)	—	—	—	—
Recognition of share based payment	—	—	—	43	—	—	—	43
Stock options cancelled during the year	—	—	24	(34)	—	—	—	(10)
Exercise of stock options	—	—	(20)	(43)	—	—	—	(63)
Dividends (Refer note 37)	—	—	(16,689)	—	—	—	—	(16,689)

Balance as at 31 March 2022	26,027	19,009	14,140	15,852	108	114	2,027	77,277

322      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Statement of Changes in Equity

for the year ended 31 March 2022

Other reserves comprises:

						(₹ in crores)
Particulars	Capital redemption reserve	Debenture redemption reserve	Preference share redemption reserve	Amalgamation Reserve	General reserve	Share Based Payment Reserve	Total
Balance as at 01 April 2020	38	1,060	3,087	3	12,587	249	17,024
Transfer to retained earnings	—	(503)	—	—	—	—	(503)
Recognition of share based payment	—	—	—	—	—	58	58
Stock options cancelled during the year	—	—	—	—	—	(92)	(92)
Exercise of stock options	—	—	—	—	—	(44)	(44)

Balance as at 31 March 2021	38	557	3,087	3	12,587	171	16,443

Transfer to retained earnings	—	(557)	—	—	—	—	(557)
Recognition of share based payment	—	—	—	—	—	43	43
Stock options cancelled during the year	—	—	—	—	—	(34)	(34)
Exercise of stock options	—	—	—	—	—	(43)	(43)

Balance as at 31 March 2022	38	—	3,087	3	12,587	137	15,852

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Sunil Duggal
Chartered Accountants	Executive Vice-Chairman and	Whole-Time Director and Group
ICAI Firm Registration No. 301003E/E300005	Whole-Time Director	Chief Executive Officer
	DIN 00006303	DIN 07291685

per Sudhir Soni	Ajay Goel	Prerna Halwasiya
Partner	Acting Group Chief Financial Officer	Company Secretary and Compliance Officer
Membership No: 41870	PAN AEAPG8383C	ICSI Membership No. A20856
Place: Mumbai	Place: New Delhi
Date: 28 April 2022	Date: 28 April 2022

Integrated Report and Annual Accounts 2021-22      323

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

1	Company overview:

Vedanta Limited (“the Company”) is a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. The Company engages in the exploration, production and sale of oil and gas, aluminium, copper, iron ore and power.

The Company was incorporated on 08 September 1975 under the laws of the Republic of India. The registered office of the Company is situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400 092, Maharashtra. The Company’s shares are listed on National Stock Exchange (“NSE”) and Bombay Stock Exchange (“BSE”) in India. In June 2007, the Company completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange (“NYSE”). In July 2009, the Company completed its follow-on offering of an additional 131,906,011 ADSs, each representing four equity shares, which are listed on the New York Stock Exchange.

The American Depositary Shares (“ADS”) of the Company have been delisted from NYSE effective close of trading on NYSE on 08 November 2021. This follows the filing done by the Company of Form 25 with Securities and Exchange Commission on 29 October 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued (the “Deposit Agreement”) has also become effective close of trading on NYSE on 08 November 2021. The said action has no impact on the current listing status or trading of the Company’s equity shares on BSE and NSE. Further, the Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the said Exchange Act.

The Company is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), Vedanta Holdings Mauritius II Limited (“VHM2L”), Vedanta Holdings Mauritius Limited (“VHML”), Welter Trading Limited (“Welter”) and Vedanta Netherlands Investments BV (“VNIBV”) which are in turn wholly-owned subsidiaries of Vedanta Resources Limited (“VRL”), a company incorporated in the United Kingdom. VRL, through its subsidiaries, held 69.68% (31 March 2021: 55.1%) of the Company’s equity as at 31 March 2022.

VRL, through its subsidiaries, acquired 54,17,31,161 equity shares of the Company during the current period, thereby increasing their shareholding in the Company from the current 55.1% to 69.68%.

Details of Company’s various businesses are as follows:

•	The Company’s oil and gas business consists of business of exploration and development and production of oil and gas.

•	The Company’s iron ore business consists of iron ore exploration, mining and processing of iron ore, pig iron and metallurgical coke. The Company has iron ore mining operations in the States of Goa and Karnataka. Pursuant to Honourable Supreme Court of India order, mining operations in the state of Goa are currently suspended.

•	The Company’s copper business is principally one of custom smelting and includes captive power plants at Tuticorin in Southern India. The Company’s copper business in Tamil Nadu, India has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on 09 April 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated 23 May 2018 ordered for disconnection of electricity supply and closure of copper smelter plant. Post such order, the state government on 28 May 2018 ordered the permanent closure of the plant. We continue to engage with the Government of India and relevant authorities to enable the restart of operations at Copper India.

Further, the Company’s copper business includes refinery and rod plant Silvassa consisting of a 133,000 MT of blister/secondary material processing plant, a 216,000 tpa copper refinery plant and a copper rod mill with an installed capacity of 258,000 tpa. The plant continues to operate as usual, catering to the domestic market. (Refer note 3(c)(A)(iii)).

•	The Company’s aluminium business include a refinery and captive power plant at Lanjigarh and a smelter and captive power plants at Jharsuguda both situated in the State of Odisha in Eastern India.

•	The Company’s power operations include a thermal coal-based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India.

Besides the above the Company has business interest in zinc, lead, silver, iron ore, steel, ferro alloys and other products and services through its subsidiaries in India and overseas.

324      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

These are the Company’s separate financial statements. The details of Company’s material subsidiaries, associates and joint ventures is given in note 41.

2	Basis of preparation and basis of measurement of financial statements

(a)	Basis of preparation

i)

These financial statements have been prepared in accordance with Indian Accounting Standards (Ind AS) notified under the Companies (Indian Accounting Standards) Rules, 2015 and other relevant provisions of the Companies Act, 2013 (the Act) (as amended from time to time) and Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India.

These financial statements have been prepared in accordance with the accounting policies, set out below and were consistently applied to all periods presented unless otherwise stated.

These financial statements are approved for issue by the Board of Directors on 28 April 2022.

All financial information presented in Indian Rupee has been rounded off to the nearest crore except when indicated otherwise. Amounts less than ₹0.50 crore have been presented as “0”.

ii)	Certain comparative figures appearing in these financial statements have been regrouped and/ or reclassified to better reflect the nature of those items (Refer note 2(c) below).

(b)	Basis of measurement

The financial statements have been prepared on a going concern basis using historical cost convention and on an accrual method of accounting, except for certain financial assets and liabilities which are measured at fair value as explained in the accounting policies below.

(c)	Reclassification

Consequent to amendments to the Schedule III to the Companies Act, 2013, current maturities of long-term borrowings (31 March 2021: ₹10,113 crore) have been presented as part of the current borrowings and lease liabilities (31 March 2021: ₹133 crore) have been presented on the face of balance sheet, which were previously included under ‘other financial liabilities’.

3 a)	Significant accounting policies

A.	Revenue recognition

•	Sale of goods/rendering of services (including revenue from contracts with customers)

The Company’s revenue from contracts with customers is mainly from the sale of oil and gas, aluminium, copper, iron ore and power. Revenue from contracts with customers is recognised when control of the goods or services is transferred to the customer which usually is on delivery of the goods to the shipping agent at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue is recognised net of discounts, volume rebates, outgoing sales taxes/ goods and service tax and other indirect taxes. Revenues from sale of by- products are included in revenue.

Certain of the Company’s sales contracts provide for provisional pricing based on the price on the London Metal Exchange (LME) and crude index, as specified in the contract. Revenue in respect of such contracts is recognised when control passes to the customer and is measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the measurement period. Post transfer of control of goods, provisional pricing features are accounted in accordance with Ind AS 109 ‘Financial Instruments’ rather than Ind AS 115 Revenue from contracts with customers and therefore the Ind AS 115 rules on variable consideration do not apply. These ‘provisional pricing’ adjustments, i.e. the consideration adjusted post transfer of control are included in total revenue from operations on the face of the statement of profit and loss and disclosed by way of note to the financial statements. Final settlement of the price is based on the applicable price for a specified future period. The Company’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from oil, gas and condensate sales represent the Company’s share in the revenue from sale of such products, by the joint operations, and is recognised as and when control in these products gets transferred to the customers. In computing its share of revenue, the Company excludes government’s share of profit oil which gets accounted for when the obligation in respect of the same arises.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers and at a rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs part of its obligation by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration when that right is conditional on the Company’s future performance.

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognised when the payment is received. The advance payments received plus a specified rate of return/ discount, at the prevailing market rates, is settled by supplying respective goods over a period of up to twenty four months under an agreed delivery schedule as per the terms of the respective agreements. As these are contracts that the Company expects, and has the ability, to fulfil through delivery of a non-financial item, these are presented as advance from customers and are recognised as revenue as and when control of respective commodities is transferred to customers under the agreements. The fixed rate of return/discount is treated as finance cost. The portion of the advance where either the Company does not have a unilateral right to defer settlement beyond 12 months or expects settlement within 12 months from the balance sheet date is classified as a current liability.

•	Interest income

Interest income from debt instruments is recognised using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. When calculating the effective interest rate, the Company estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options) but does not consider the expected credit losses.

•	Dividends

Dividend income is recognised in the statement of profit and loss only when the right to receive payment is established, provided it is probable that the economic benefits associated with the dividend will flow to the Company, and the amount of the dividend can be measured reliably.

B.	Property, plant and equipment

i)	Mining properties and leases

When a decision is taken that a mining property is viable for commercial production (i.e. when the Company determines that the mining property will provide sufficient and sustainable return relative to the risks and the Company decided to proceed with the mine development), all further pre-production primary development expenditure other than that on land, buildings, plant, equipment and capital work-in-progress is capitalised as property, plant and equipment under the heading “Mining properties and leases” together with any amount transferred from “Exploration and evaluation” assets. The costs of mining properties and leases, include the costs of acquiring and developing mining properties and mineral rights.

The stripping cost incurred during the production phase of a surface mine is deferred to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met. When the benefit from the stripping costs are realised in the current period, the stripping costs are accounted for as the cost of inventory. If the costs of inventory produced and the stripping activity asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. The Company uses the expected volume of waste compared with the actual volume of waste extracted for a given value of ore/mineral production for the purpose of determining the cost of the stripping activity asset.

Deferred stripping costs are included in mining properties within property, plant and equipment and disclosed as a part of mining properties. After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

In circumstances where a mining property is abandoned, the cumulative capitalised costs relating to the property are written off in the period in which it occurs i.e. when the Company determines that the mining property will not provide sufficient and sustainable returns relative to the risks and the Company decides not to proceed with the mine development.

Commercial reserves are proved and probable reserves as defined by the ‘JORC’ Code, ‘MORC’ code or ‘SAMREC’ Code. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

ii)	Oil and gas assets – (developing/producing assets)

For oil and gas assets, a “successful efforts” based accounting policy is followed. Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the statement of profit and loss.

All costs incurred after the technical feasibility and commercial viability of producing hydrocarbons has been demonstrated are capitalised within property, plant and equipment - development/producing assets on a field-by-field basis. Subsequent expenditure is capitalised only where it either enhances the economic benefits of the development/producing asset or replaces part of the existing development/producing asset. Any remaining costs associated with the part replaced are expensed.

Net proceeds from any disposal of development/ producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the statement of profit and loss to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

iii)	Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land acquired free of cost or at below market rate from the government is recognised at fair value with corresponding credit to deferred income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment. All other expenses on existing property, plant and equipment, including day-to-day repair and maintenance expenditure and cost of replacing parts, are charged to the statement of profit and loss for the period during which such expenses are incurred.

Gains and losses on disposal of an item of property, plant and equipment computed as the difference between the net disposal proceeds and the carrying amount of the asset is included in the statement of profit and loss when the asset is derecognised. Major inspection and overhaul expenditure is capitalised, if the recognition criteria are met.

iv)	Assets under construction

Assets under construction are capitalised in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset and any obligatory decommissioning costs are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

v)	Depreciation, depletion and amortisation expense

Mining properties and other assets in the course of development or construction and freehold land are not depreciated or amortised.

•	Mining properties

The capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial proved and probable reserves of each property or group of properties and are subject to impairment review. Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future capital expenditure required to access the commercial reserves. Changes in the estimates of commercial reserves or future capital expenditure are dealt with prospectively.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

•	Oil and gas producing facilities

All expenditures carried within each field are amortised from the commencement of production on a unit of production basis, which is the ratio of oil and gas production in the period to the estimated quantities of depletable reserves at the end of the period plus the production in the period, generally on a field-by-field basis or group of fields which are reliant on common infrastructure.

Depletable reserves are proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs. These assets are depleted within each cost centre. Reserves for this purpose are considered on working interest basis which are reassessed atleast annually. Impact of changes to reserves are accounted for prospectively.

•	Other assets

Depreciation on other property, plant and equipment is calculated using the straight-line method (SLM) to allocate their cost, net of their residual values, over their estimated useful lives (determined by the management) as given below.

Management’s assessment takes into account, inter alia, the nature of the assets, the estimated usage of the assets, the operating conditions of the assets, past history of replacement and maintenance support.

Estimated useful lives of assets are as follows:

Asset	Useful Life (in years)
Buildings (Residential, factory etc.)	3-60
Plant and equipment	15-40
Railway siding	15
Office equipment	3-6
Furniture and fixture	8-10
Vehicles	8-10

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit to be derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the statement of profit and loss if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.

The Company reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change is accounted for as a change in accounting estimate.

C.	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Subsequently, intangible assets are measured at cost less accumulated amortisation and accumulated impairment losses, if any.

Intangible assets are amortised over their estimated useful life on a straight line basis. Software is amortised over the estimated useful life ranging from 2-5 years. Amounts paid for securing mining rights are amortised over the period of the mining lease ranging from 16-25 years.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the statement of profit and loss when the asset is derecognised.

The amortisation period and the amortisation method are reviewed at least at each financial year end. If the expected useful life of the asset is different from previous estimates, the change is accounted for prospectively as a change in accounting estimate.

D.	Exploration and evaluation intangible assets

Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to explore are expensed as incurred.

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as exploration and evaluation assets (intangible assets) and stated at cost less impairment, if any. Exploration and evaluation intangible assets are transferred to the appropriate category of property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration intangible assets under development are assessed for impairment and impairment loss, if any, is recognised prior to reclassification.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Exploration expenditure includes all direct and allocated indirect expenditure associated with finding specific mineral resources which includes depreciation and applicable operating costs of related support equipment and facilities and other costs of exploration activities:

•	Acquisition costs - costs associated with acquisition of licenses and rights to explore, including related professional fees.

•	General exploration costs - costs of surveys and studies, rights of access to properties to conduct those studies (e.g. costs incurred for environment clearance, defence clearance, etc.), and salaries and other expenses of geologists, geophysical crews and other personnel conducting those studies.

•	Costs of exploration drilling and equipping exploration and appraisal wells.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised within “Exploration and evaluation assets” (intangible assets) and subsequently allocated to drilling activities. Exploration drilling costs are initially capitalised on a well-by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration effort is judged on a well-by-well basis. Drilling costs are written off on completion of a well unless the results indicate that hydrocarbon reserves exist and there is a reasonable prospect that these reserves are commercial.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration costs are transferred into a single field cost centre within property, plant and equipment - development/producing assets (oil and gas properties) after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the statement of profit and loss.

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license-by-license basis. Costs are held, undepleted, within exploration and evaluation assets until such time as the exploration phase on the license area is complete or commercial reserves have been discovered.

Net proceeds from any disposal of an exploration asset are initially credited against the previously capitalised costs. Any surplus/ deficit is recognised in the statement of profit and loss.
E.	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal groups are presented separately on the face of the balance sheet.

F.	Impairment of non-financial assets

Impairment charges and reversals are assessed at the level of cash-generating units. A cash-generating unit (CGU) is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. The Company conducts an internal review of asset values annually, which is used as a source of information to assess for any indications of impairment or reversal of previously recognised impairment losses. Internal and external factors, such as worse economic performance than expected, changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment or reversal of previously recognised impairment losses.

If any such indication exists then an impairment review is undertaken and the recoverable amount is calculated, as the higher of fair value less costs of disposal and the asset’s value in use.

Fair value less costs of disposal is the price that would be received to sell the asset in an orderly transaction between market participants and does not reflect the effects of factors that may be specific to the Company and not applicable to entities in general. Fair value for mineral and oil and gas assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted at an appropriate post tax discount rate to arrive at the net present value.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. The cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The carrying amount of the CGU is determined on a basis consistent with the way the recoverable amount of the CGU is determined.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised in the statement of profit and loss.

Any reversal of the previously recognised impairment loss is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised.

Exploration and evaluation assets:

In assessing whether there is any indication that an exploration and evaluation asset may be impaired, the Company considers, as a minimum, the following indicators:

•	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area;

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; and

•	reserve information prepared annually by external experts.

When a potential impairment is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash-generating unit) to which the exploration and evaluation assets is attributed. Exploration areas in which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway or planned. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the statement of profit and loss.

G.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial Assets – recognition and subsequent measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Debt instruments at amortised cost

A ‘debt instrument’ is measured at amortised cost if both the following conditions are met:

a)	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and

b)	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the Effective Interest Rate (EIR) method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in interest income in the statement of profit and loss. The losses arising from impairment are recognised in the statement of profit and loss.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

•	Debt instruments at fair value through other comprehensive income (FVOCI)

A ‘debt instrument’ is classified as at FVOCI if both of the following criteria are met:

a)	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and

b)	The asset’s contractual cash flows represent SPPI.

Debt instruments included within the FVOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognised in other comprehensive income (OCI). However, interest income, impairment losses and reversals and foreign exchange gain or loss are recognised in the statement of profit and loss. On derecognition of the asset, cumulative gain or loss previously recognised in other comprehensive income is reclassified from the equity to statement of profit and loss. Interest earned whilst holding fair value through other comprehensive income debt instrument is reported as interest income using the EIR method.

•	Debt instruments at fair value through profit or loss (FVTPL)

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorisation as at amortised cost or as FVOCI, is classified as at FVTPL.

In addition, the Company may elect to designate a debt instrument, which otherwise meets amortised cost or FVOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’). The Company has not designated any debt instrument at FVTPL.

Debt instruments included within the FVTPL category are measured at fair value with all changes being recognised in statement of profit and loss.
•	Equity instruments

All equity investments in the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value. The Company makes such election on an instrument-by-instrument basis. The classification is made on initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to the statement of profit and loss, even on sale of investment. However, the Company may transfer the cumulative gain or loss within equity. For equity instruments which are classified as FVTPL all subsequent fair value changes are recognised in the statement of profit and loss.

(ii)	Financial Assets - derecognition

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

(iii)	Impairment of financial assets

In accordance with Ind AS 109, the Company applies expected credit loss (ECL) model for measurement and recognition of impairment loss on the following financial assets:

a)	Financial assets that are debt instruments, and are measured at amortised cost, e.g. loans, debt securities and deposits;

b)	Financial assets that are debt instruments and are measured as at FVOCI;

c)	Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115.

The Company follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivables, contract assets and lease receivables.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

The application of simplified approach does not require the Company to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

At each reporting date, for recognition of impairment loss on other financial assets and risk exposure, the Company determines whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in a subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the Company reverts to recognising impairment loss allowance based on 12-month ECL.

Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date.

ECL is the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the entity expects to receive, discounted at the original EIR.

ECL impairment loss allowance (or reversal) recognised during the year is recognised as income/ expense in the statement of profit and loss. The balance sheet presentation for various financial instruments is described below:

a)

Financial assets measured at amortised cost: ECL is presented as an allowance, i.e. as an integral part of the measurement of those assets. The Company does not reduce impairment allowance from the gross carrying amount.

b)

Debt instruments measured at FVOCI: Since financial assets are already reflected at fair value, impairment allowance is not further reduced from its value. Rather, ECL amount is presented as ‘accumulated impairment amount’ in the OCI.

For assessing increase in credit risk and impairment loss, the Company combines financial instruments on the basis of shared credit risk characteristics with the objective of facilitating an analysis that is designed to enable significant increases in credit risk to be identified on a timely basis.

The Company does not have any purchased or originated credit-impaired (POCI) financial assets, i.e. financial assets which are credit impaired on purchase/origination.

(iv)	Financial liabilities – Recognition and Subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, or as loans, borrowings and payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of financial liabilities at amortised cost, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts and derivative financial instruments.

The measurement of financial liabilities depends on their classification, as described below:

•	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the statement of profit and loss.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains/ losses are not subsequently transferred to statement of profit and loss. However, the Company may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the statement of profit and loss. The Company has not designated any financial liability at fair value through profit or loss.

•	Financial liabilities at amortised cost (Loans, Borrowings and Trade and Other payables)

After initial recognition, interest-bearing loans, borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement of profit and loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit and loss.

(v)	Financial liabilities – Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit and loss.

(vi)	Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non- derivative host contract – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss.

If the hybrid contract contains a host that is a financial asset within the scope of Ind AS 109, the Company does not separate embedded derivatives. Rather, it applies the classification requirements contained in Ind AS 109 to the entire hybrid contract. Derivatives embedded in all other host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit and loss, unless designated as effective hedging instruments.

(vii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

(viii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

H.	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

In order to hedge its exposure to foreign exchange, interest rate, and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company does not hold derivative financial instruments for speculative purposes.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the statement of profit and loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to the statement of profit and loss when the hedge item affects profit or loss or treated as basis adjustment if a hedged forecast transaction subsequently results in the recognition of a non- financial asset or non-financial liability.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment;

•	Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment;

•	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting. The documentation includes the Company’s risk management objective and strategy for undertaking hedge, the hedging/ economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for, as described below:

i)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the statement of profit and loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in the statement of profit and loss. Hedge accounting is discontinued when the Company revokes the hedge relationship, the hedging instrument or hedged item expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised in OCI in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit and loss.

Amounts recognised in OCI are transferred to the statement of profit and loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognised or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognised in OCI are transferred to the initial carrying amount of the non-financial asset or liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognised in OCI remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

I.	Leases

The Company assesses at contract inception, all arrangements to determine whether they are, or contain, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	Company as a lessor

Leases in which the Company does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income from operating lease is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Leases are classified as finance leases when substantially all of the risks and rewards of ownership transfer from the Company to the lessee. Amounts due from lessees under finance leases are recorded as receivables at the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the lease.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognises lease liabilities towards future lease payments and right-of- use assets representing the right to use the underlying assets.

(i)	Right-of-use assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e. the date when the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are also subject to impairment.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets as described in ‘B’ above.
(ii)	Lease liabilities

At the commencement date of the lease, the Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (and, in some instances, in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s lease liabilities are disclosed on the face of Balance sheet.

(iii)	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

J.	Inventories

Inventories and work-in-progress are stated at the lower of cost and net realisable value. Cost is determined on the following basis:

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

•	purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on a weighted average basis except in Oil and Gas business where stores and spares are valued on FIFO basis;

•	finished products are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a weighted average basis (except in copper business where FIFO basis is followed); and

•	By-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred for completion and disposal.

K.	Government grants

Grants and subsidies from the government are recognised when there is reasonable assurance that (i) the Company will comply with the conditions attached to them, and (ii) the grant/subsidy will be received.

When the grant or subsidy relates to revenue, it is recognised as income on a systematic basis in the statement of profit and loss over the periods necessary to match them with the related costs, which they are intended to compensate.

Where the grant relates to an asset, it is recognised as deferred income and released to income in equal amounts over the expected useful life of the related asset and presented within other income.

When the Company receives grants of non-monetary assets, the asset and the grant are recorded at fair value amounts and released to profit or loss over the expected useful life in a pattern of consumption of the benefit of the underlying asset.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favourable interest is regarded as a government grant. The loan or assistance is initially recognised and measured at fair value and the government grant is measured as the difference between the initial carrying value of the loan and the proceeds received. The loan is subsequently measured as per the accounting policy applicable to financial liabilities.

L.	Taxation

Tax expense represents the sum of current tax and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years.

Subject to the exceptions below, deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes and on carry forward of unused tax credits and unused tax losses;

•	deferred income tax is not recognised on initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss); and

•	deferred tax assets (including MAT credit entitlement) are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognised outside the statement of profit and loss is recognised outside the statement of profit and loss (either in other comprehensive income or equity).

The carrying amount of deferred tax assets (including MAT credit entitlement) is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Further, management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company shall reflect the effect of uncertainty for each uncertain tax treatment by using either most likely method or expected value method, depending on which method predicts better resolution of the treatment.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

M.	Retirement benefit schemes

The Company operates or participates in a number of defined benefits and defined contribution schemes, the assets of which (where funded) are held in separately administered funds. For defined benefit schemes, the cost of providing benefits under the plans is determined by actuarial valuation each year separately for each plan using the projected unit credit method by third party qualified actuaries.

Remeasurement including, effects of asset ceiling and return on plan assets (excluding amounts included in interest on the net defined benefit liability) and actuarial gains and losses arising in the year are recognised in full in other comprehensive income and are not recycled to the statement of profit and loss.

Past service costs are recognised in profit or loss on the earlier of:

•	the date of the plan amendment or curtailment, and

•	the date that the Company recognises related restructuring costs

Net interest is calculated by applying a discount rate to the net defined benefit liability or asset at the beginning of the period. Defined benefit costs are split into current service cost, past service cost, net interest expense or income and remeasurement and gains and losses on curtailments and settlements. Current service cost and past service cost are recognised within employee benefit expense. Net interest expense or income is recognised within finance costs.

For defined contribution schemes, the amount charged to the statement of profit and loss in respect of pension costs and other post retirement benefits is the contributions payable in the year, recognised as and when the employee renders related services.

N.	Share-based payments

Certain employees (including executive directors) of the Company receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The cost of equity-settled transactions with employees is measured at fair value of share awards at the date at which they are granted. The fair value of share awards is determined with the assistance of an external valuer and the fair value at the grant date is expensed on a proportionate basis over the vesting period based on the Company’s estimate of shares that will eventually vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date at which point the estimate is adjusted to reflect the current expectations.

The resultant increase in equity is recorded in share based payment reserve.

In case of cash-settled transactions, a liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined with the assistance of an external valuer.

O.	Provisions, contingent liabilities and contingent assets

The assessments undertaken in recognising provisions and contingencies have been made in accordance with the applicable Ind AS.

Provisions represent liabilities for which the amount or timing is uncertain. Provisions are recognised when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognised in the statement of profit and loss as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Company or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognised because it cannot be measured reliably. The Company does not recognise a contingent liability but discloses its existence in the Balance Sheet.

Contingent assets are not recognised but disclosed in the financial statements when an inflow of economic benefit is probable.

The Company has significant capital commitments in relation to various capital projects which are not recognised in the balance sheet.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

P.	Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine or oil fields. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of profit and loss over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance cost in the statement of profit and loss.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are provided for at their net present value and charged to the statement of profit and loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

Q.	Accounting for foreign currency transactions

The functional currency of the Company is determined as the currency of the primary economic environment in which it operates. For all principal businesses of the Company, the functional currency is Indian rupee (₹) with an exception of oil and gas business operations which has a US dollar functional currency as that is the currency of the primary economic environment in which it operates. The financial statements are presented in Indian rupee (₹).

In the financial statements of the Company, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined.

All exchange differences are included in the statement of profit and loss except those where the monetary item designated as an effective hedging instrument of the currency risk of designated forecasted sales or purchases, which are recognised in the other comprehensive income.

Exchange differences which are regarded as an adjustment to interest costs on foreign currency borrowings, are capitalised as part of borrowing costs in qualifying assets.

The statement of profit and loss of oil and gas business is translated into Indian Rupees (INR) at the average rates of exchange during the year / exchange rates as on the date of the transaction. The Balance Sheet is translated at the exchange rate as at the reporting date. Exchange difference arising on translation is recognised in other comprehensive income and would be recycled to the statement of profit and loss as and when these operations are disposed off.

The Company had applied paragraph 46A of AS 11 under Previous GAAP. Ind AS 101 gives an option, which has been exercised by the Company, whereby a first time adopter can continue its Indian GAAP policy for accounting for exchange differences arising from translation of long-term foreign currency monetary items recognised in the Indian GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period. Hence, foreign exchange gain/loss on long- term foreign currency monetary items recognised up to 31 March 2016 has been deferred/capitalised. Such exchange differences arising on translation/ settlement of long-term foreign currency monetary items and pertaining to the acquisition of a depreciable asset are amortised over the remaining useful lives of the assets.

Exchange differences arising on translation/ settlement of long-term foreign currency monetary items, acquired post 01 April 2016, pertaining to the acquisition of a depreciable asset are charged to the statement of profit and loss.

R.	Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

S. Buyers’ Credit/ Suppliers’ Credit and vendor financing

The Company enters into arrangements whereby banks and financial institutions make direct payments to suppliers for raw materials and project materials. The banks and financial institutions are subsequently repaid by the Company at a later date providing working capital timing benefits. These are normally settled between twelve months (for raw materials) to thirty-six months (for project materials). Where these arrangements are with a maturity of up to twelve months, the economic substance of the transaction is determined to be operating in nature and these are recognised as operational buyers’ credit/ suppliers’ credit and disclosed on the face of the balance sheet. Where these arrangements are with a maturity beyond twelve months and up to thirty six months, the economic substance of the transaction is determined to be financing in nature, and these are presented within borrowings in the balance sheet. Interest expense on these are recognised in the finance cost. Payments made by banks and financial instiutions to the operating vendors are treated as a non cash item and settlement of due to operational buyer’s credit/ suppliers’ credit by the Company is treated as an operating cash outflow reflecting the subtsance of the payment.

T. Current and non-current classification

The Company presents assets and liabilities in the balance sheet based on current / non- current classification.

An asset is classified as current when it satisfies any of the following criteria:

•	it is expected to be realised in, or is intended for sale or consumption in, the Company’s normal operating cycle;

•	it is held primarily for the purpose of being traded;

•	it is expected to be realised within twelve months after the reporting date; or

•	it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting date.

All other assets are classified as non-current.

A liability is classified as current when it satisfies any of the following criteria:

•	it is expected to be settled in the Company’s normal operating cycle;

•	it is held primarily for the purpose of being traded;
•	it is due to be settled within twelve months after the reporting date; or

•	the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non current only.

U. Borrowing costs

Borrowing cost includes interest expense as per effective interest rate (“EIR”) and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost.

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use, i.e. when they are capable of commercial production.

Where funds are borrowed specifically to finance a qualifying capital project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a qualifying capital project, the income generated from such short-term investments is deducted from the total capitalised borrowing cost. If any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing then becomes part of general borrowing. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the year.

All other borrowing costs are recognised in the statement of profit and loss in the year in which they are incurred.

Capitalisation of interest on borrowings related to construction or development projects is ceased when substantially all the activities that are necessary to make the assets ready for their intended use are complete or when delays occur outside of the normal course of business.

EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial liability or a shorter period, where appropriate, to the amortised cost of a financial liability. When calculating the effective interest rate, the Company estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options).

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

V. Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term money market deposits which have a maturity of three months or less from the date of acquisition, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above.

W. Equity investment in subsidiaries, associates and joint ventures

Investments representing equity interest in subsidiaries, associates and joint ventures are carried at cost. A subsidiary is an entity that is controlled by the Company. Control is evidenced where the Company has the power over the investee or exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is demonstrated through existing rights that give the ability to direct relevant activities, which significantly affect the entity returns. An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint Arrangements

A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is considered when there is contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in joint arrangements are classified as either joint operations or joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Joint Operations

The Company has joint operations within its Oil and gas segment and participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities. The Company accounts for its share of assets and income and expenditure of joint operations in which it holds an interest. Liabilities in unincorporated joint ventures, where the Company is the operator, is accounted for at gross values (including share of other partners) with a corresponding receivable from the venture partners. These have been included in the financial statements under the appropriate headings. [Details of joint operations are set out in note 38(b)].

X. Common Control transactions

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are specifically covered by Ind AS 103. Such transactions are accounted for using the pooling- of-interest method. The assets and liabilities of the acquired entity are recognised at their carrying amounts recorded in the parent entity’s consolidated financial statements with the exception of certain income tax and deferred tax assets. No adjustments are made to reflect fair values, or recognise any new assets or liabilities. The only adjustments that are made are to harmonise accounting policies. The components of equity of the acquired companies are added to the same components within the Company’s equity. The difference, if any, between the amounts recorded as share capital issued plus any additional consideration in the form of cash or other assets and the amount of share capital of the transferor is transferred to capital reserve. The Company’s shares issued in consideration for the acquired companies are recognised from the moment the acquired companies are included in these financial statements and the financial statements of the commonly controlled entities are combined, retrospectively, as if the transaction had occurred at the beginning of the earliest reporting period presented. However, the prior year comparative information is only adjusted for periods during which entities were under common control.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Y. Exceptional items

Exceptional items are those items that management considers, by virtue of their size or incidence (including but not limited to impairment charges and acquisition and restructuring related costs), should be disclosed separately to ensure that the financial information allows an understanding of the underlying performance of the business in the year, so as to facilitate comparison with prior periods. Also tax charges related to exceptional items and certain one-time tax effects are considered exceptional. Such items are material by nature or amount to the year’s result and require separate disclosure in accordance with Ind AS.

3(b) Application of new and amended standards

(A) The Company has adopted, with effect from 01 April 2021, the following new and revised standards and interpretations. Their adoption has not had any significant impact on the amounts reported in the financial statements.

1.	Amendments to Ind AS 103 regarding the definition of identifiable assets acquired and liabilities assumed to qualify for recognition as part of applying the acquisition method;

2.	Amendments to Ind AS 107, 109, 104 and 116 regarding Interest Rate Benchmark Reform - Phase 2;

3.	Conceptual framework for financial reporting under Ind AS issued by the ICAI;

4.	Amendments to Ind AS 116 regarding COVID-19 related rent concessions;

5.	Amendments to Ind AS 105, 16 and 28 regarding definition of recoverable amount.

(B) Standards notified but not yet effective

The Ministry of Corporate Affairs has notified Companies (Indian Accounting Standard) Amendment Rules 2022 dated 23 March 2022, effective from 01 April 2022, resulting in amendments such as Onerous Contracts – Costs of Fulfilling a Contract – Amendments to Ind AS 37, Reference to the Conceptual Framework – Amendments to Ind AS 103, Property, Plant and Equipment: Proceeds before Intended Use – Amendments to Ind AS 16, Ind AS 101 First-time Adoption of Indian Accounting Standards – Subsidiary as a first-time adopter, Ind AS 109 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities, Ind AS 41 Agriculture – Taxation in fair value measurements. These amendments are not expected to have any impact on the Company. The Company has not early adopted any amendments that has been notified but is not yet effective.

3(c) Significant accounting estimates and judgements

The preparation of financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

The information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as given below:

(A) Significant Estimates

(i) Carrying value of exploration and evaluation assets

Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use if impairment indicators, as contained in Ind AS 106, exists. Change to the valuation of exploration assets is an area of judgement. Further details on the Company’s accounting policies on this are set out in accounting policy above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts will be written off to the statement of profit and loss as exploration costs unless commercial reserves are established or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

Details of carrying values are disclosed in note 5.

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Notes

forming part of the financial statements as at and for the year ended 31 March 2022

(ii) Recoverability of deferred tax and other income tax assets

The Company has carry forward tax losses, unabsorbed depreciation and MAT credit that are available for offset against future taxable profit. Deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilised. This involves an assessment of when those assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. This requires assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets and consequential impact in the statement of profit and loss.

The total deferred tax assets recognised in these financial statement (Refer note 35) includes MAT credit entitlements of ₹4,839 crore (31 March 2021: ₹3,701 crore), of which ₹208 crore (FY 2020-21: ₹340 crore) is expected to be utilised in the fourteenth year, fifteen years being the maximum permissible time period to utilise the MAT credits.

(iii) Copper operations in Tamil Nadu, India

Tamil Nadu Pollution Control Board (“TNPCB”) had issued a closure order of the Tuticorin Copper smelter, against which the Company had filed an appeal with the National Green Tribunal (“NGT”). NGT had, on 08 August 2013, ruled that the Copper smelter could continue its operations subject to implementation of recommendations of the Expert Committee appointed by the NGT. The TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India.

In the meanwhile, the application for renewal of Consent to Operate (“CTO”) for existing copper smelter was rejected by TNPCB in April 2018. The Company has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, the TNPCB vide its order dated 23 May 2018 ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu issued orders on the same date with a direction to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws. Subsequently, the Directorate of Industrial Safety and Health passed orders dated 30 May 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.

The Company appealed this before the NGT. NGT vide its order on 15 December 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorisation to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on 02 January 2019 challenging the judgement of NGT dated 15 December 2018 and the previously passed judgement of NGT dated 08 August 2013. The Supreme Court vide its judgement dated 18 February 2019 set aside the judgements of NGT dated 15 December 2018 and 08 August 2013 solely on the basis of maintainability and directed the Company to file an appeal in High court.

The Company has filed a writ petition before Madras High Court challenging the various orders passed against the Company in FY 2018 and FY 2013. On 18 August 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The Company has approached the Supreme Court and challenged the said High Court Order by way of a Special Leave Petition (“SLP”) to Appeal and also filed an interim relief for care & maintenance of the plant or trial run for certain period.

The matter was then listed on 02 December 2020 before Supreme Court. After having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. The hearing on care & maintenance could not be listed at Supreme Court, Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits.

As per the Company’s assessment, it is in compliance with the applicable regulations and expects to get the necessary approvals in relation to the existing operations and hence the Company does not expect any material adjustments to these financial statements as a consequence of above actions.

The Company has carried out an impairment analysis for existing plant assets during the period ended 31 March 2022 considering the key variables and concluded that there exists no impairment. The Company has done an additional sensitivity analysis with commencement of operations of the existing plant w.e.f. 01 April 2025 and noted that the recoverable amount of the assets would still be in excess of their carrying values.

The carrying value of the assets as at 31 March 2022 is ₹1,982 crore (31 March 2021: ₹2,144 crore).

Expansion Project:

Separately, the Company has filed a fresh application for renewal of the Environmental Clearance for the proposed Copper Smelter Plant 2 (“Expansion Project”) dated 12 March 2018 before the Expert Appraisal Committee of the Ministry of Environment, Forests and Climate Change (“MoEFCC”) wherein a sub-committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.

342    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated 23 May 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The MoEFCC has delisted the Expansion Project since the matter is sub-judice. Separately, SIPCOT vide its letter dated 29 May 2018, cancelled 342.22 acres of the land allotted for the proposed Expansion Project. Further, the TNPCB issued orders on 07 June 2018 directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023.

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication. Considering the delay in existing plant matter and accordingly delay in getting the required approval for Expansion Project, management considered to make provision for impairment for Expansion Project basis fair value less cost of disposal. The net carrying value of ₹41 crore as at 31 March 2022 (31 March 2021: ₹97 crore) approximates its recoverable value.

Property, plant and equipment of ₹1,213 crore and inventories of ₹301 crore, pertaining to existing and expansion plant, could not be physically verified, anytime during the year, as the access to the plant is presently restricted. However, since operations are suspended and access to the plant restricted, any difference between book and physical quantities is unlikely to be material.

(iv) PSC Extension

Rajasthan Block

The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for automatic extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, while Government of India (“GOI”) in October 2018, accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020. As per the said policy and extension letter, the Company is required to comply with certain conditions and pay an additional 10% profit oil to GOI. The Company had challenged the applicability of Pre-NELP Policy to the RJ block. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed automatic extension of PSC.

Nevertheless, GOI, in their submissions to the Delhi High Court, has not objected to Vedanta obtaining a 10-year extension of Rajasthan PSC. The legal dispute only relates to additional 10% profit petroleum rather than Vedanta’s right to obtain 10-year extension. In the interim, without prejudice to the Company’s rights, the Company has commenced paying the additional 10% profit petroleum (“PP”) claimed from 15 May 2020 to the Government. The Company has also filed an SLP in Supreme Court against above Delhi HC order and revised date for SLP listing is awaited.

In parallel, the Company is in discussion with the Ministry of Petroleum and Natural Gas (“MoPNG”) on execution of the PSC addendum. On the other issue related to DGH audit exceptions, discussions are ongoing to agree on the position that this issue will be dealt with as per ongoing arbitration with GOI as per PSC mechanism.

One of the conditions for extension of PSC relates to notification of certain audit exceptions raised for FY 2016-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. The Company had also clarified that the same should be de-linked as a condition for the extension which had been granted vide letter dated 26 October 2018.

The Directorate General of Hydrocarbons (“DGH”) in May 2018 raised a demand on the Company and its subsidiary for the period up to 31 March 2017 for Government’s additional share of Profit oil based on its computation of disallowance of costs incurred in excess of the initially approved Field Development Plan (“FDP”) of the pipeline project for ₹1,524 crore (US$ 202 million) and retrospective re-allocation of certain common costs between Development Areas (“DAs”) of RJ block aggregating to ₹2,752 crore (US$ 364 million). The DGH vide its letter dated 12 May 2020, reiterated its demand only with respect to the retrospective re-allocation of certain common costs between DAs of the RJ block of ₹2,752 crore (US$ 364 million towards contractor share for the period up to 31 March 2017. This amount was subsequently revised to ₹3,465 crore (US$ 458 million) till March 2018 vide DGH letter dated 24 December 2020.

Integrated Report and Annual Accounts 2021-22    343

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

In September 2021, DGH communicated the approval by Empowered Committee of Secretaries for the revised pipeline project cost over the initial approved FDP.

The Company believes that it has sufficient as well as reasonable basis pursuant to the PSC provisions and related approvals, supported by legal advice, for having claimed such costs and for allocating common costs between different DAs. In the Company’s opinion, these computations of the aforesaid demand / audit exceptions are not appropriate, and the accounting adjustments sought for issues pertaining to Year 2007 and onwards are based on assumptions that are not in consonance with the approvals already in place. The Company’s view is also supported by independent legal opinion and the Company has been following the process set out in PSC to resolve these aforesaid matters. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration and an arbitration tribunal (“Tribunal”) stands constituted. Further, on 23 September 2020, the GOI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The matter was heard on 25 September 2020 wherein the Bench has not passed any ex parte orders. The matter is now listed for hearing on 29 August 2022.

Also, on Vedanta’s application under Section 17 of the Arbitration and Conciliation Act, 1996, the Tribunal in 2020 ordered that GOI should not take any action to enforce any of the amounts at issue in this arbitration against the Claimants during the arbitral period. The GOI has challenged the said order before the Delhi High Court under the said Act. This matter is also scheduled for hearing on 25 May 2022.

The Company has also filed application under Section 151 of Code of Civil Procedure (CPC) read with Section 9 of the Arbitration Act, 1996 requesting the Court to direct GOI to extend the PSC for 10 years without insisting upon a payment of disputed dues under audit exceptions which have been already referred to arbitration. On 12 April 2022, basis the application, the Court has issued notice under this application.

In management’s view, the above-mentioned condition on demand raised by the DGH for additional petroleum linked to PSC extension is untenable and has not resulted in creation of any liability and cannot be a ground for non-extension. In addition, all necessary procedures prescribed in the PSC including invocation of arbitration, in respect of the stated audit observation have also been fulfilled. Accordingly, the PSC extension approval granted vide DGH letter dated 26 October 2018 upholds with all conditions addressed and no material liability would devolve upon the Group.

Simultaneously, the Company is also pursuing with the GOI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GOI has been granting interim permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid up to 14 May 2022 or signing of the PSC addendum, whichever is earlier.

(v) Oil and Gas reserves

Significant technical and commercial judgements are required to determine the Company’s estimated oil and natural gas reserves. Reserves considered for computing depletion are proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs. Reserves for this purpose are considered on working interest basis which are reassessed at least annually. Details of such reserves are given in note 44. Changes in reserves as a result of change in management assumptions could impact the depreciation rates and the carrying value of assets (refer note 5)

(vi) Carrying value of developing/producing oil and gas assets

Management performs impairment tests on the Company’s developing/producing oil and gas assets where indicators of impairment are identified in accordance with Ind AS 36.

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumptions	Basis

Future production	proved and probable reserves, production facilities, resource estimates and expansion projects

Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast

Discount to price	management’s best estimate based on historical prevailing discount and updated sales contracts

Extension of PSC	granted till 2030 on the expected commercial terms (Refer note 3(c) (A)(iv))

Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

344    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Any subsequent changes to cash flows due to changes in the above mentioned factors could impact the carrying value of the assets.

Details of carrying values and impairment reversal and the assumptions used are disclosed in note 5 and 34 respectively.

(B) Significant Judgement

(i) Contingencies:

In the normal course of business, contingent liabilities may arise from litigation, taxation and other claims against the Company. A provision is recognised when the Company has a present obligation as a result of past events and it is probable that the Company will be required to settle that obligation.

Where it is management’s assessment that the outcome cannot be reliably quantified or is uncertain, the claims are disclosed as contingent liabilities unless the likelihood of an adverse outcome is remote. Such liabilities are disclosed in the notes but are not provided for in the financial statements.

When considering the classification of legal or tax cases as probable, possible or remote, there is judgement involved. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific applicable law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decision.

Although there can be no assurance regarding the final outcome of the legal proceedings, the Company does not expect them to have a materially adverse impact on the Company’s financial position or profitability.

These are set out in Note 38.

(ii) Revenue recognition and receivable recovery in relation to the power division:

In certain cases, the Company’s power customers are disputing various contractual provisions of Power Purchase Agreements (“PPA”). Significant judgement is required in both assessing the tariff to be charged under the PPA in accordance with Ind AS 115 and to assess the recoverability of withheld revenue currently accounted for as receivables.

In assessing this critical judgement, management considered favourable external legal opinions that the Company has obtained in relation to the claims. In addition, the fact that the contracts are with government owned companies implies that the credit risk is low [refer note 7 (c)].

(iii) Exceptional items:

Exceptional items are those items that management considers, by virtue of their size or incidence (including but not limited to impairment charges and acquisition and restructuring related costs), should be disclosed separately to ensure that the financial information allows an understanding of the underlying performance of the business in the year, so as to facilitate comparison with prior periods. Also tax charges related to exceptional items and certain one-time tax effects are considered Exceptional. Such items are material by nature or amount to the year’s result and require separate disclosure in accordance with Ind AS.

The determination as to which items should be disclosed separately requires a degree of judgement. The details of exceptional items are set out in note 34.

3(d) Business Combination and others:

Ferro Alloys Corporation Limited

During the previous year ended 31 March 2021, the Company acquired control over Ferro Alloys Corporation Limited (“FACOR”). FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (NCLT) vide its order dated 30 January 2020 approved the resolution plan for acquiring controlling stake in FACOR. Pursuant to the approved resolution plan, FACOR has become a wholly owned subsidiary of the Company. FACOR holds 90% equity in its subsidiary, Facor Power Limited (FPL).

FACOR is in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FPL. The acquisition will complement the Group’s existing steel business as the vertical integration of ferro manufacturing capabilities has the potential to generate significant efficiencies.

4 Segment Information

A.	Description of segment and principal activities

The Company is a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. The Company produces oil and gas, aluminium, copper, iron ore and power. The Company has five reportable segments: oil and gas, aluminium, copper, iron ore and power. The management of the Company is organised by its main products: oil and gas, aluminium, copper, iron ore and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s Chief Operating Decision Maker (“CODM”).

Integrated Report and Annual Accounts 2021-22    345

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and unallocated liabilities respectively.

The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 3. Earnings before Interest, Tax and Depreciation & Amortisation (EBITDA) are evaluated regularly by the CODM, in deciding how to allocate resources and in assessing performance. The operating segments reported are the segments of the Company for which separate financial information is available. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments.

Pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents revenue and profit information and certain assets and liabilities information regarding the Company’s business segments as at and for the year ended 31 March 2022 and 31 March 2021 respectively.

346    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

For the year ended 31 March 2022

							(₹ in crore)
			Business Segments
Particulars	Oil and Gas	Aluminium	Copper	Iron Ore	Power	Eliminations	Total
Revenue
External revenue	6,622	38,371	11,096	6,143	569	—	62,801
Inter segment revenue	—	—	—	—	218	(218)	—
Segment revenue	6,622	38,371	11,096	6,143	787	(218)	62,801
Results
Segment Results (EBIDTA) [a]	3,137	13,024	(150)	2,187	(172)	—	18,026
Less: Depreciation, depletion and amortisation expense	936	1,591	188	101	129	—	2,945
Add: Other income [b]							78
Less: Finance costs							3,146
Add: Other income (excluding exchange difference and deferred grant)							7,921
Add: Net exceptional loss							(318)
Net profit before tax							19,616
Other information
Segment Assets	16,420	47,307	5,383	3,590	3,044		75,744
Financial asset investments							61,466
Deferred tax assets							1,118
Income tax assets (net of provisions)							1,800
Cash and cash equivalents (including other bank balances and bank deposits)							7,209
Others							1,622
Total Assets							1,48,959
Segment Liabilities	10,178	15,848	4,638	2,321	152		33,137
Borrowings							36,696
Income tax liabilities (net)							601
Others							876
Total Liabilities							71,310
Capital Expenditure [c]	1,378	2,731	4	80	—	—	4,213
Net (Impairment)/ reversal or write off/ (write back) relating to assets [d]	(42)	(125)	—	0			(191)

a)	EBITDA is a non-GAAP measure.
b)	Amortisation of duty benefits relating to assets recognised as government grant.
c)	Total capital expenditure includes capital expenditure of ₹20 crore not allocable to any segment.
d)	Includes write off of ₹24 crore which is not allocable to any segment.

Integrated Report and Annual Accounts 2021-22    347

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

For the year ended 31 March 2021

							(₹ in crore)
	Business Segments
Particulars	Oil and Gas	Aluminium	Copper	Iron Ore	Power	Eliminations	Total
Revenue
External revenue	4,086	20,162	7,623	4,529	720	—	37,120
Inter segment revenue	—	—	—	—	—	—	—
Segment revenue	4,086	20,162	7,623	4,529	720	—	37,120
Results
Segment Results (EBIDTA) [a]	1,743	5,471	(105)	1,735	(55)	—	8,789
Less: Depreciation, depletion and amortisation expense	708	1,389	205	89	128	—	2,519
Add: Other income [b]	—	56	2	6	11	—	75
Less: Unallocated expenses							79
Less: Finance costs							3,193
Add: Other income (excluding exchange difference and deferred grant)							10,823
Add: Net exceptional loss							(232)
Net profit before tax							13,664
Other information
Segment Assets	13,161	42,303	5,289	2,548	3,161		66,462
Financial asset investments							62,903
Deferred tax asset							333
Income tax assets (net of provisions)							1,787
Cash and cash equivalents (including other bank balances and bank deposits)							4,395
Others							1,851
Total Assets							1,37,731
Segment Liabilities	7,403	13,508	3,895	2,301	210		27,317
Borrowings							32,166
Income tax liabilities (net)							46
Others							1,412

Total Liabilities							60,941

Capital Expenditure [c]	1,082	1,517	21	111	—	—	2,733
Net (Impairment)/ reversal or write off/ (write back) relating to assets	—	(181)	—	—			(181)

a)	EBITDA is a non-GAAP measure.
b)	Amortisation of duty benefits relating to assets recognised as government grant.
c)	Total capital expenditure includes capital expenditure of ₹2 crore not allocable to any segment.

348    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

B.	Geographical segment analysis

The following table provides an analysis of the Company’s sales by region in which the customer is located, irrespective of the origin of the goods.

		(₹ in crore)
Geographical Segments	Year ended 31 March 2022	Year ended 31 March 2021
Revenue by geographical segment
India		19,328
Europe		1,662
China		3,483
The United States of America		1,160
Turkey		312
Mexico		872
Malaysia		4,209
Others		6,094

Total	62,801	37,120

The following is an analysis of the carrying amount of non-current assets, excluding deferred tax assets and financial assets, analysed by the geographical area in which the assets are located:

		(₹ in crore)
Geographical Segments	As at 31 March 2022	As at 31 March 2021
Carrying amount of non-current assets
India	54,244	53,108

Total	54,244	53,108

C.	Information about major customer

No single customer has accounted for more than 10% of the Company’s revenue for the year ended 31 March 2022. Revenue from one customer amounted to ₹4,932 crore for the year ended 31 March 2021 arising from sales made in the Aluminium segment. No other customer contributed to more than 10% of revenues.

D.	Disaggregation of Revenue

Below table summarises the disaggregated revenue from contract with customers:

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Oil	5,480	3,491
Gas	892	385
Aluminium products	37,696	19,513
Copper Cathode		7,084
Iron Ore	2,354	2,173
Metallurgical coke	314	297
Pig Iron	3,348	1,882
Power	570	720
Others	1,861	1,315

Revenue from contracts with customers*	62,781	36,859

Gains from provisionally priced contracts under Ind AS 109	20	261

Total Revenue	62,801	37,120

*	includes revenues from sale of services aggregating to ₹109 crore (FY 2020-21: ₹101 crore) which is recorded over a period of time and the balance revenue is recognised at a point in time.

Integrated Report and Annual Accounts 2021-22    349

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

5	Property, Plant and equipment, Intangible assets, Capital work-in-progress and Exploration intangible assets under development

												(₹ in crore)
	Property, Plant and equipment									Capital Work-in - Progress (CWIP)	Exploration intangible assets under development	Total including capital work- in-progress and exploration intangible assets under development
Particulars	Freehold Land	Buildings	Plant and equipment	Oil & gas producing facilities	Furniture and fixtures	Vehicles	Office equipment	Right of Use assets (see note below)	Total
Gross Block
As at 01 April 2020	838	7,044	42,286	48,593	191	329	438	666	1,00,385	27,185	2,629	1,30,199
Additions	5	46	972	—	23	23	14	9	1,092	1,007	576	2,675
Transfers/Reclassifications*	1	10	2,387	567	11	(33)	1	—	2,944	(2,949)	4	(1)
Disposals/Adjustments	—	—	(202)	(4)	(2)	(6)	(5)	—	(219)	—	—	(219)
Exploration costs written off	—	—	—	—	—	—	—	—	—	—	(6)	(6)
(Refer note 33)
Exchange differences	(3)	(26)	(146)	(990)	(2)	—	(5)	(8)	(1,180)	(347)	(59)	(1,586)

As at 31 March 2021	841	7,074	45,297	48,166	221	313	443	667	1,03,022	24,896	3,144	1,31,062

Additions	3	65	863	132	4	10	25	12	1,114	2,257	833	4,204
Transfers/Reclassifications*	11	60	2,584	332	9	2	2	(346)	2,654	(2,658)	—	(4)
Disposals/Adjustments	(1)	(5)	(392)	—	(1)	(3)	(3)	(8)	(413)	(1)	—	(414)
Exploration costs written off	—	—	—	—	—	—	—	—	—	—	(1,412)	(1,412)
(Refer note 34)
Exchange differences	5	40	253	1,512	4	—	8	7	1,829	500	89	2,418

As at 31 March 2022	859	7,234	48,605	50,142	237	322	475	332	1,08,206	24,994	2,654	1,35,854

Accumulated depreciation, depletion, amortisation and impairment
As at 01 April 2020	146	2,812	12,703	46,932	148	100	388	69	63,298	16,158	1,570	81,026
Charge for the year	3	184	1,731	475	7	24	26	81	2,531	—	—	2,531
Disposals/Adjustments	—	(1)	(130)	(4)	(1)	(4)	(4)	—	(144)	—	—	(144)
Capital work-in-progress written off/Impairment charge for the year (note 34)	—	—	—	—	—	—	—	—	—	181	—	181
Transfers/Reclassifications*	—	—	8	241	—	(7)	(1)	—	241	(241)	—	—
Exchange differences	(3)	(25)	(131)	(959)	(2)	—	(5)	(1)	(1,126)	(298)	(31)	(1,455)

As at 31 March 2021	146	2,970	14,181	46,685	152	113	404	149	64,800	15,800	1,539	82,139

Charge for the year	5	190	2,139	536	12	24	29	19	2,954	—	—	2,954
Disposals/Adjustments	—	(1)	(316)	—	—	(2)	(3)	(8)	(330)	29	—	(301)
Capital work-in-progress written off/Impairment charge/(reversal) for the year (note 34)	—	—	—	(955)	—	—	—	—	(955)	24	(415)	(1,346)
Transfers/Reclassifications*	—	—	490	117	—	—	—	(81)	526	(526)	—	—
Exchange differences	4	38	212	1,454	3	—	8	2	1,721	441	42	2,204

As at 31 March 2022	155	3,197	16,706	47,837	167	135	438	81	68,716	15,768	1,166	85,650

Net Book Value/Carrying amount
As at 01 April 2020	692	4,232	29,583	1,661	43	229	50	597	37,087	11,027	1,059	49,173
As at 31 March 2021	695	4,104	31,116	1,481	69	200	39	518	38,222	9,096	1,605	48,923

As at 31 March 2022	704	4,037	31,899	2,305	70	187	37	251	39,490	9,226	1,488	50,204

*	Transfers/reclassification majorly includes capitalisation of CWIP to respective class of assets.

350    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Right of Use (ROU) Assets

Particulars	ROU Land	ROU Building	ROU Plant and Equipment	Total
Gross Block
As at 01 April 2020	278	43	345	666
Additions	6	—	3	9
Exchange differences	—	(1)	(7)	(8)

As at 31 March 2021	284	42	341	667

Additions	12	—	—	12
Transfers/Reclassifications	—	—	(346)	(346)
Disposals/Adjustments	(8)	—	—	(8)
Exchange differences	—	1	6	7

As at 31 March 2022	288	43	1	332

Accumulated depreciation and impairment
As at 01 April 2020	42	8	19	69
Charge for the year	12	7	62	81
Exchange differences	—	—	(1)	(1)

As at 31 March 2021	54	15	80	149

Charge for the year	10	9	—	19
Transfers	—	—	(81)	(81)
Disposals/Adjustments	(8)	—	—	(8)
Exchange differences	—	—	2	2

As at 31 March 2022	56	24	1	81

Net Book Value/Carrying amount
As at 01 April 2020	236	35	326	597
As at 31 March 2021	230	27	261	518

As at 31 March 2022	232	19	—	251

Intangible Assets

			(₹ in crore)
Particulars	Software License	Mining Rights	Total
Gross Block
As at 01 April 2020	300	227	527
Additions	8	—	8
Transfers from Property, Plant and Equipment	1	—	1
Disposals/Adjustments	(6)	—	(6)
Exchange differences	(5)	—	(5)

As at 31 March 2021	298	227	525

Additions	10	—	10
Transfers from Property, Plant and Equipment	4	—	4
Exchange differences	7	—	7

As at 31 March 2022	319	227	546

Accumulated amortisation and impairment
As at 01 April 2020	277	219	496
Charge for the year	12	—	12
Disposals/Adjustments	(6)	—	(6)
Transfers from Property, Plant and Equipment	—	—	—
Exchange differences	(4)	—	(4)

As at 31 March 2021	279	219	498

Charge for the year	15	—	15
Transfers from Property, Plant and Equipment	—	—	—
Exchange differences	7	—	7

As at 31 March 2022	301	219	520

Net Book Value/Carrying amount
As at 01 April 2020	23	8	31
As at 31 March 2021	19	8	27

As at 31 March 2022	18	8	26

Integrated Report and Annual Accounts 2021-22    351

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Capital Work-In-Progress (CWIP) Ageing Schedule

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
CWIP	Projects in progress	Projects temporarily suspended	Total	Projects in progress	Projects temporarily suspended	Total
Less than 1 year	2,062	2	2,064	728	14	742
1-2 years	321	6	327	1,161	288	1,449
2-3 years	1,093	33	1,126	1,306	150	1,456
More than 3 years	5,089	620	5,709	5,144	305	5,449

Total	8,565	661	9,226	8,339	757	9,096

CWIP completion schedule for projects whose completion is overdue or has exceeded its cost compared to its original plan

								(₹ in crore)
	As at 31 March 2022				As at 31 March 2021
	To be completed in				To be completed in
CWIP	Less than 1 year	1-2 years	2-3 years	More than 3 years	Less than 1 year	1-2 years	2-3 years	More than 3 years
Projects in Progress
Jharsuguda 1.25 MTPA aluminium smelter Project	545	234	—	—	781	247	—	—
Lanjigarh alumina 2-5 MTPA expansion Project [1]	4,146	863	—	—	—	4,363	—	—
RDG gas Project	58	155	—	—	819	—	—	—
Oil & Gas development CWIP	1,032	286	—	—	727	196	—	—
Projects temporarily suspended
Oil & Gas development CWIP	—	—	—	—	44	269	110	—
Lanjigarh alumina 5-6 MTPA expansion Project [1]	—	—	—	371	—	—	—	371
Other iron ore business Projects	11	—	—	—	22	11	—	—
Copper 4LTPA expansion Project	*	*	*	*	*	*	*	*

*	Excludes ageing for Copper 4 LTPA Expansion project which is on hold due to restrictions imposed by the State government. Refer Note 3(c) (A)(iii)
1)

Lanjigarh alumina expansion project commenced in the year 2008 and then had been temporarily suspended in 2010 due to regulatory restrictions. The 2-5 MTPA expansion project has been re-commenced during the year ended 31 March 2021. The balance 5-6 MTPA expansion project is temporarily suspended.

Exploration intangible assets under development Ageing Schedule

		(₹ in crore)
	As at 31 March 2022	As at 31 March 2021
Intangible assets under development	Projects in progress	Projects in progress
Less than 1 year	547	690
1-2 years	533	184
2-3 years	340	3
More than 3 years	68	728

Total	1,488	1,605

352    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Title deeds of immovable properties not held in the name of Company

							(₹ in crore)
Relevant line item in the Balance sheet	Description of item of property	Gross block as at 31 March 2022	Gross block as at 31 March 2021	Title deeds held in the name of	Whether title deed holder is a promoter, director or relative of promoter/ director or employee of promoter/ director	Property held since which date	Reason for not being held in the name of the Company
Property, Plant and Equipment	Land & Building	1,533	1,417	Oil and Natural Gas Corporation Limited (ONGC) & Cairn India Limited (now a division of the Company)	No	10 April 2009	The title deeds of Oil & Gas exploration blocks jointly owned by the JV partners are in the name of ONGC, being the licensee of these exploration blocks.

Notes:

a)	Plant and equipment include refineries, smelters, power plants, railway sidings, ships, aircraft, river fleet and related facilities.
b)	During the year ended 31 March 2022, interest capitalised was ₹267 crore (31 March 2021: ₹233 crore).
c)	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 17 on “Borrowings”.
d)

In accordance with the exemption given under Ind AS 101, which has been exercised by the Company, a first time adopter can continue its previous GAAP policy for accounting for exchange differences arising from translation of long-term foreign currency monetary items recognised in the previous GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period, i.e. 01 April 2016.

Accordingly, foreign currency exchange differences arising on translation/settlement of long-term foreign currency monetary items acquired before 01 April 2016 pertaining to the acquisition of a depreciable asset amounting to ₹16 crore loss (31 March 2021: ₹40 crore loss) is adjusted to the cost of respective item of property, plant and equipment.

e)

Property, Plant and Equipment, Capital work-in-progress and exploration and evaluation assets net block includes share of jointly owned assets with the joint venture partners ₹5,801 crore (31 March 2021: ₹6,510 crore).

f)	Reconciliation of depreciation, depletion and amortisation expense

		(₹ in crore)
Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Depreciation/ Depletion/ Amortisation expense on:
Property, Plant and Equipment (Including ROU assets)	2,954	2,531
Intangible assets	15	12

As per Property, Plant and Equipment and Intangible assets schedule	2,969	2,543
Less: Cost allocated to joint ventures	(24)	(24)

As per Statement of Profit and Loss	2,945	2,519

Integrated Report and Annual Accounts 2021-22    353

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

6	Financial assets – Investments

A.	Non-current Investments

		As at 31 March 2022			As at 31 March 2021
Particulars		No.		Amount (₹ in crore)	No.		Amount (₹ in crore)
(a)	Investment in equity shares - at cost/deemed cost [a]
	(fully paid up unless otherwise stated)
	Subsidiary companies
	Quoted
	- Hindustan Zinc Limited, of ₹2/-each [b] (Refer Note 17)	2,74,31,54,310		44,398	2,74,31,54,310		44,398
	Unquoted
	- Bharat Aluminium Company Limited, of ₹10/- each (including 5 shares held jointly with nominees) [b]	11,25,18,495		553	11,25,18,495		553
	- Monte Cello BV, The Netherlands, of Euro 453.78 each	40	204		40	204
	Less: Reduction pursuant to merger [c]		(204)	0		(204)	0
	- Sterlite (USA) Inc., of US$ 0.01 per share (₹42.77 at each year end) [e]	100		0	100		0
	- Cairn India Holdings Limited (CIHL) of GBP 1 each	42,08,10,062	28,873		42,08,10,062	28,873
	Less: Reduction pursuant to merger [c]		(15,067)	13,806		(15,067)	13,806
	- Vizag General Cargo Berth Private Limited, of ₹10 each (including 6 shares held jointly with nominees) [d]	4,71,08,000		182	4,71,08,000		182
	- Paradip Multi Cargo Berth Private Limited, of ₹10 each (including 6 shares held jointly with nominees) [g]	—		0	10,000		0
	- Sterlite Ports Limited, of ₹2 each (including 6 shares held jointly with nominees) [g]	—		0	2,50,000		0
	- Talwandi Sabo Power Limited, of ₹10 each (including 6 shares held jointly with nominees)	3,20,66,09,692		3,207	3,20,66,09,692		3,207
	- Sesa Resources Limited, of ₹10 each	12,50,000		757	12,50,000		757
	- Bloom Fountain Limited, of US$ 1 each	2,20,10,00,001	14,734		2,20,10,00,001	14,734
	Less: Reduction pursuant to merger [c]		(14,320)	414		(14,320)	414
	- MALCO Energy Limited of ₹2 each (including 6 shares held jointly with nominees)	2,33,66,406	116		2,33,66,406	116
	Less: Reduction pursuant to merger [c]		(23)	93		(23)	93
	- THL Zinc Ventures Limited of US$ 100 each consisting of 1 ordinary share of US$ 1 and 1,00,000 Ordinary Shares of US$ 100 each	1,00,001	46		1,00,001	46
	Less: Reduction pursuant to merger [c]		(46)	0		(46)	0
	- THL Zinc Holdings BV of EURO 1 each	37,38,000	23		37,38,000	23

354    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

		As at 31 March 2022			As at 31 March 2021
Particulars		No.		Amount (₹ in crore)	No.		Amount (₹ in crore)
	Less: Reduction pursuant to merger [c]		(23)	0		(3)	0
	- ESL Steel Limited of ₹10 each (including 6 shares held jointly with nominees)	1,76,55,53,040		1,770	1,76,55,53,040		1,770
	- Ferro Alloys Corporation Limited of ₹1 each	34,00,00,000		37	34,00,00,000		37
	Associate companies – unquoted
	- Gaurav Overseas Private Limited, of ₹10 each	4,23,000		0	3,23,000		0
	Joint venture – unquoted
	- Rampia Coal Mines and Energy Private Limited, of ₹1 each [f]	2,72,29,539		—	2,72,29,539		3
	Investment in equity shares at fair value through other comprehensive income Quoted
	- Sterlite Technologies Limited, of ₹2 each ( including 60 shares held jointly with nominees)	47,64,295		107	47,64,295		92
	Unquoted
	- Sterlite Power Transmission Limited, of ₹2 each (including 12 shares held jointly with nominees)	9,52,859		11	9,52,859		11
	- Goa Shipyard Limited of ₹5 each	2,50,828		0	2,50,828		0
(b)	Investment in preference shares of subsidiary companies – at cost Unquoted
	- Bloom Fountain Limited, 0.25% Optionally Convertible Redeemable Preference shares of US$ 1 each	18,59,900		907	18,59,900		907
	- Bloom Fountain Limited, 0.25% Optionally Convertible Redeemable Preference shares of US$ 100 each	3,60,500		215	3,60,500		215
	- THL Zinc Ventures Limited, 0.25% Optionally Convertible Redeemable Preference shares of US$ 1 each	70,00,000	3,187		70,00,000	3,187
	Less: Reduction pursuant to merger [c]		(3,187)	0		(3,187)	0
	- THL Zinc Holdings BV, 0.25% Optionally Convertible Redeemable Preference shares of EURO 1 each	55,00,000	2,495		55,00,000	2,495
	Less: Reduction pursuant to merger [c]		(2,495)	0		(2,495)	0
(c)	Investment in Government or Trust securities at cost/ amortised cost
	- 7 Years National Savings Certificates (31 March 2022: ₹35,450 31 March 2021: ₹35,450) (Deposited with Sales Tax Authority)	NA		0	NA		0

Integrated Report and Annual Accounts 2021-22    355

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

		As at 31 March 2022			As at 31 March 2021
Particulars		No.		Amount (₹ in crore)	No.		Amount (₹ in crore)
	- UTI Master gain of ₹10 each (31 March 2022: ₹4,072 31 March 2021: ₹4,072)	100		0	100		0
	- Vedanta Limited ESOS Trust (31 March 2022: ₹5,000 31 March 2021: ₹5,000)	NA		0	NA		0
(d)	Investments in debentures of subsidiary companies at cost/ amortised cost
	- Vizag General Cargo Berth Private Limited, 0.1% compulsorily convertible debentures of ₹1,000 each [d]	—		—	—		—
	- MALCO Energy Limited, compulsorily convertible debentures of ₹1,000 each	6,13,54,483	6,136		6,13,54,483	6,136
	Less: Reduction pursuant to merger [c]		(6,118)	18		(6,118)	18
(e)	Investments in Co-operative societies at fair value through profit and loss
	- Sesa Ghor Premises Holders Maintenance Society Limited, of ₹200 each (31 March 2022: ₹8,000 31 March 2021: ₹8,000)	40		0	40		0
	- Sesa Goa Sirsaim Employees Consumers Co- operative Society Limited, of ₹10 each (31 March 2022: ₹2,000 31 March 2021: ₹2,000)	200		0	200		0
	- Sesa Goa Sanquelim Employees Consumers Co- operative Society Limited, of ₹10 each (31 March 2022: ₹2,300 31 March 2021: ₹2,300)	230		0	230		0
	- Sesa Goa Sonshi Employees Consumers Co- operative Society Limited, of ₹10 each (31 March 2022: ₹4,680 31 March 2021: ₹4,680)	468		0	468		0
	- Sesa Goa Codli Employees Consumers Co- operative Society Limited, of ₹10 each (31 March 2022: ₹4,500 31 March 2021: ₹4,500)	450		0	450		0
	- Sesa Goa Shipyard Employees Consumers Co-operative Society Limited, of ₹10 each (31 March 2022: ₹5,000 31 March 2021: ₹5,000)	500		0	500		0
	- The Mapusa Urban Cooperative Bank Limited, of ₹25 each (31 March 2022: ₹1,000 31 March 2021: ₹1,000)	40		0	40		0
(f)	Investment in Bonds-Unquoted at fair value through profit and loss
	- Infrastructure Leasing & Financial Services Limited			30			51

356    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

	As at 31 March 2022		As at 31 March 2021
Particulars	No.	Amount (₹ in crore)	No.	Amount (₹ in crore)
Less: Provision for diminution in value of investments in:
Bloom Fountain Limited		(1,536)		(1,536)
Sesa Resources Limited		(750)		(750)
Rampia Coal Mines and Energy Private Limited [f]		—		(2)
Cairn India Holdings Limited (CIHL)		(3,339)		(3,339)

Total		60,881		60,887

Aggregate amount of impairment		(5,625)		(5,627)
Aggregate amount of quoted investments		44,505		44,490
Market value of quoted investments		85,062		74,926
Aggregate carrying amount of unquoted investments		16,376		16,397

a)	Carrying value of investment in equity shares of Hindustan Zinc Limited (HZL) is at deemed cost and for all other subsidiaries, it is at the cost of acquisition.

b)

Pursuant to the Government of India’s policy of disinvestment, the Company in April 2002 acquired 26% equity interest in HZL from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Company also acquired an additional 20% of the equity capital in HZL through an open offer. The Company exercised the first call option on 29 August 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. The second call option provides the Company the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option on 21 July 2009. The Government of India disputed the validity of the call option and has refused to act upon the second call option. Consequently, the Company invoked arbitration. The Government of India without prejudice to the position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route. Meanwhile, the Supreme Court has, in January 2016, directed status quo pertaining to disinvestment of Government of India’s residual shareholding while hearing the public interest petition filed.

On 13 August 2020, the Supreme Court passed an order partially removing the status quo order in place and has allowed the arbitration proceedings to continue. The matter was heard before the Supreme Court on 27 October 2021, and the final order was passed on 18 November 2021. The Supreme Court of India allowed the GoI’s proposal to divest its entire stake in HZL in the open market in accordance with the rules and regulations of SEBI. The Supreme Court of India also directed the Central Bureau of Investigation to register a regular case in relation to the process followed for the disinvestment of HZL in the year 2002 by the GoI. In line with the Supreme Court order dated 18 November 2021, the Company has filed for withdrawal of the arbitration proceedings.

Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Company has a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from 02 March 2004. The Company exercised this option on 19 March 2004. However, the Government of India has contested the valuation and validity of the option and contended that the clauses of the SHA violate the (Indian) Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Company, the arbitral tribunal by a majority award rejected the claims of the Company on the grounds that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable. The Company has challenged the validity of the majority award in the Hon’ble High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court. Meanwhile, the Government of India without prejudice to its position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On 09 January 2012, the Company offered to acquire the Government of India’s interests in HZL and BALCO for ₹15,492 crore and ₹1,782 crore respectively. This offer was separate from the contested exercise of the call options, and Company proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Company considers the strike price of the options to be at the fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

c)	Reduction pursuant to merger of Cairn India Limited with Vedanta Limited accounted for in the year ended 31 March 2017.

d)

During the previous year, 15,00,000 units of 0.1% compulsorily convertible debentures of ₹1,000 each held by the Company has been fully converted into equity shares of Vizag General Cargo Berth Private Limited.

e)	Dissolved in current year with effect from 20 December 2021

f)	Struck off from the registrar of companies and dissolved with effect from 19 April 2021.

g)

During the current year, 100% equity shares held by the Company in Paradip Multi Cargo Berth Private Limited and Sterlite Ports Limited have been transferred to its wholly owned subsidiary Sesa Resources Limited.

Integrated Report and Annual Accounts 2021-22    357

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

B.	Current Investments

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Investments carried at fair value through profit and loss
Investment in mutual funds – unquoted	585	2,016
Investment in India Grid Trust – quoted	0	0

Total	585	2,016

Aggregate amount of quoted investments, and market value thereof	—	—
Aggregate amount of unquoted investments	585	2,016

7	Financial assets – Trade receivables

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Secured, Undisputed
Not due	—	121	121	—	31	31
Less than 6 months	—	53	53	—	56	56
1-2 Years	—	—	—	—	2	2
More than 3 years	—	3	3	—	3	3

Sub-total	—	177	177	—	92	92

Unsecured, disputed
Unbilled dues	9	—	9	—	—	—
Not due	—	—	—	13	—	13
Less than 6 months	123	—	123	28	—	28
6 months -1 year	67	—	67	79	—	79
1-2 Years	106	—	106	153	—	153
2-3 years	153	—	153	190	—	190
More than 3 years	1,601	8	1,609	1,433	3	1,436

Sub-total	2,059	8	2,067	1,896	3	1,899

Unsecured, Undisputed
Not due	—	571	571	—	393	393
Less than 6 months	—	1,560	1,560	—	609	609
6 months -1 year	—	17	17	—	7	7
1-2 Years	—	3	3	—	2	2
2-3 years	—	—	—	—	35	35
More than 3 years	—	9	9	—	7	7

Sub-total	—	2,160	2,160	—	1,053	1,053

Less: Provision for expected credit loss	(766)	(17)	(783)	(573)	(12)	(585)

Total	1,293	2,328	3,621	1,323	1,136	2,459

(a)	The credit period given to customers ranges from zero to 90 days. Also refer note 22(C)(d).

(b)	For amounts due and terms and conditions relating to related party receivables, see note 39.

(c)

Trade receivables include ₹1,293 crore (31 March 2021: ₹1,323 crore) withheld by GRIDCO Limited (‘GRIDCO’ or ‘the customer’) on account of certain disputes relating to computation of power tariffs pending adjudication by the Appellate Tribunal for Electricity (APTEL). Additionally, GRIDCO has raised claims of ₹514 crore on the Company in respect of short supply of power, against which a provision of ₹218 crore has been made in previous years. Various minutes of meetings were signed with the customer for computing the short supply claims, which were subject to approval of the Odisha State Electricity Regulatory Commission (OERC). Hearing on the subject matter (PPA Amendment Case) was completed in October 2019 and OERC had pronounced the order on 22 June 2020. In August 2020, the Company filed an appeal before APTEL against the said OERC order which was finally admitted for hearing on 22 March 2022 and is awaited for listing. GRIDCO has also sought review of the said OERC order. The matter has been posted for order by OERC in due course. In the meanwhile, power supply to GRIDCO has resumed and GRIDCO has been making regular payments against monthly energy invoices.

358    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

(d)	The total trade receivables as at 01 April 2020 were ₹2,178 crore (net of provision for expected credit loss).

8	Financial assets – Loans

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Unsecured, considered good
Loans to related parties	154	364	518	180	522	702
(Refer note 39)
Loans and advances to employees	—	1	1	—	1	1
Unsecured, considered credit impaired
Loans to related parties	—	5	5	—	5	5
(Refer note 39)
Less: Provision for expected credit loss	—	(5)	(5)	—	(5)	(5)

Total	154	365	519	180	523	703

9	Financial assets – Others

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Bank deposits a, [b]	61	—	61	59	—	59
Site restoration asset [b]	589	—	589	495	—	495
Unsecured, considered good
Security deposits	74	18	92	70	6	76
Advance recoverable (Oil and Gas Business)	—	7,068	7,068	—	4,731	4,731
Others [c]	716	82	798	634	112	746
Receivable from related parties	—	226	226	—	222	222
(Refer note 39)
Unsecured, considered credit impaired
Security deposits	15	1	16	15	1	16
Others	458	273	731	450	253	703
Receivable from related parties	—	—	—	—	11	11
(Refer note 39)
Less: Provision for expected credit loss	(473)	(274)	(747)	(465)	(265)	(730)

Total	1,440	7,394	8,834	1,258	5,071	6,329

(a)	Bank deposits include margin money of ₹ Nil crore (31 March 2021: ₹4 crore) and ₹61 crore (31 March 2021: Nil) held as margin money created against bank gaurantee.

(b)	Bank deposits and site restoration asset earns interest at fixed rate based on respective deposit rate.

(c)

Government of India (GoI) vide Office Memorandum (“OM”) No. O-19025/10/2005-ONG-DV dated 01 February 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period and prescribed the mechanism for recovery of such Exploration Cost incurred. Vide another Memorandum dated 24 October 2019, GoI clarified that all approved Exploration costs incurred on Exploration activities, both successful and unsuccessful, are recoverable in the manner as prescribed in the OM and as per the provisions of PSC. Accordingly, the Group has started recognising revenue, for past exploration costs, through increased share in the joint operations revenue as the Group believes that cost recovery mechanism prescribed under OM for profit petroleum payable to GOI is not applicable to its Joint operation partner, a view which is also supported by an independent legal opinion. At year end, an amount of ₹790 crore (US$ 105 million) is receivable from its joint operation partner on account of this. However, the Joint operation partner carries a different understanding and the matter is pending resolution.

Integrated Report and Annual Accounts 2021-22    359

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

10	Other assets

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Capital advances	766	—	766	767	—	767
Advances for related party supplies	61	84	145	94	156	250
(Refer note 39)
Advances for supplies	—	1,658	1,658	42	765	807
Others
Balance with government authorities [a]	607	619	1,226	512	385	897
Loan to employee benefit trust	178	—	178	277	—	277
Others [b]	602	836	1,438	679	633	1,312
Unsecured, considered doubtful
Capital advances	173	—	173	202	—	202
Balance with government authorities	3	9	12	3	—	3
Advance for supplies	—	58	58	—	37	37
Others [b]	366	4	370	313	4	317
Less: Provision for doubtful advances	(542)	(71)	(613)	(518)	(41)	(559)

Total	2,214	3,197	5,411	2,371	1,939	4,310

(a)

Includes ₹30 crore (31 March 2021: ₹30 crore), being Company’s share of gross amount of ₹86 crore (31 March 2021: ₹86 crore), paid under protest on account of Education Cess and Secondary Higher Education Cess for the financial year 2013-14.

(b)	Others include claim receivables, advance recoverable (oil and gas business), prepaid expenses and export incentive receivables.

11	Inventories

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Raw Materials	1,908	1,464
Goods-in transit	1,208	871
Work-in-progress	3,018	1,681
Finished goods	385	548
Fuel Stock	1,084	399
Goods-in transit	357	88
Stores and Spares	600	500
Goods-in transit	3	4

Total	8,563	5,555

(a)	For method of valuation for each class of inventories, refer note 3(a)(J).
(b)	Inventory held at net realisable value amounted to ₹2,632 crore (31 March 2021: ₹2,329 crore).
(c)	Write down of inventories amounting to ₹42 crore has been charged to the Statement of Profit and Loss during the year (31 March 2021: ₹42 crore).

12	Current financial assets – Cash and cash equivalents

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Balances with banks	3,817	1,361
Deposits with original maturity of less than 3 months (including interest accrued thereon) [a]	1,701	1,500
Cash on hand	0	0

Total	5,518	2,861

a)	Bank deposits earn interest at fixed rate based on respective deposit rates.

360    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

13	Current financial assets – Other bank balances

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Bank deposits with original maturity of more than 3 months but less than 12 months	1,171	1,397
(including interest accrued thereon) [a,b,c]
Bank deposits with original maturity of more than 12 months (including interest accrued thereon) [d]	18	0
Earmarked unpaid dividend accounts [e]	439	76
Earmarked escrow account [f]	2	2

Total	1,630	1,475

(a)	Includes ₹439 crore (31 March 2021: ₹633 crore) on lien with banks and margin money of ₹40 crore (31 March 2021: ₹12 crore).
(b)

Includes restricted funds of ₹156 crore (31 March 2021: ₹460 crore) held as interest reserve created against interest payment on loans from banks, ₹7 crore (31 March 2021: ₹21 crore) on lien with others and ₹57 crore (31 March 2021: Nil) held as margin money created against bank gaurantee.

(c)	Includes restricted funds of ₹81 crore (31 March 2021: ₹NIL crore) held as reserve created against principal repayment on loans from banks.
(d)	Includes ₹3 crore (31 March 2021: ₹1 crore) of margin money with banks and fixed deposit under lien with others of ₹15 crore (31 March 2021: ₹Nil crore).
(e)	Earmarked unpaid dividend accounts are restricted in use as it relates to unclaimed or unpaid dividend.
(f)	Earmarked escrow account is restricted in use as it relates to unclaimed redeemable preference shares.

14	Share capital

	As at 31 March 2022		As at 31 March 2021
Particulars	Number (in crore)	Amount (₹ in crore)	Number (in crore)	Amount (₹ in crore)
A. Authorised equity share capital
Opening and Closing balance [equity shares of ₹1 each with voting rights]	4,402	4,402	4,402	4,402
Authorised preference share capital
Opening and Closing balance [preference shares of ₹10/- each]	301	3,010	301	3,010
B. Issued, subscribed and paid up
Equity shares of ₹1/- each with voting rights [a,b]	372	372	372	372

Total	372	372	372	372

(a)	Includes 3,05,832 (31 March 2021: 3,08,232) equity shares kept in abeyance. These shares are not part of listed equity capital and pending allotment as they are sub-judice.

(b)	Includes 86,93,406 (31 March 2021: 1,21,93,159) equity shares held by Vedanta Limited ESOS Trust (Refer note 27).

C.	Shares held by the ultimate holding company and its subsidiaries*

	As at 31 March 2022		As at 31 March 2021
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding
	(in crore)		(in crore)
Twin Star Holdings Limited	172.48	46.40	137.94	37.11
Finsider International Company Limited	16.35	4.40	40.15	10.80
Westglobe Limited	—	0.00	4.43	1.19
Welter Trading Limited	3.82	1.03	3.82	1.03
Vedanta Holdings Mauritius Limited	10.73	2.89	—	—
Vedanta Netherland Investment BV	6.35	1.71	—	—
Vedanta Holdings Mauritius II Limited	49.28	13.25	18.50	4.98

Total	259.02	69.68	204.84	55.11

*	The % of holding has been calculated on the issued and subscribed share capital as at the respective balance sheet dates.
(1)	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate holding company.

Integrated Report and Annual Accounts 2021-22    361

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

D.	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Equity shares issued pursuant to Scheme of Amalgamation (in FY 2017-18)	75	75
Preference shares issued pursuant to Scheme of Amalgamation (in FY 2017-18)*	301	301

*	These were redeemed on 27 October 2018.

E.	Details of shareholders holding more than 5% shares in the Company *

	As at 31 March 2022		As at 31 March 2021
	No. of Shares held	% of holding	No. of Shares held	% of holding
	(in crore)		(in crore)
Twin Star Holdings Limited	172.48	46.40	137.94	37.11
Finsider International Company Limited	16.35	4.40	40.15	10.80
Vedanta Holdings Mauritius II Limited	49.28	13.25	18.50	4.98
Life Insurance Corporation of India	32.11	8.64	24.40	6.56

*	The % of holding has been calculated on the issued and subscribed share capital as at the respective balance sheet dates.

As per the records of the Company, including its register of shareholders/members, the above shareholding represents legal ownership of shares.

F.	Disclosure of Shareholding of Promoters and Promoter Group

	As at 31 March 2022			As at 31 March 2021
Particulars	No. of Shares held (in crore)	% of holding	% Change during the year	No. of Shares held (in crore)	% of holding	% Change during the year
Twin Star Holdings Limited	172.48	46.40	9.29	137.94	37.11	—
Finsider International Company Limited	16.35	4.40	(6.40)	40.15	10.80	—
Westglobe Limited	—	—	(1.19)	4.43	1.19	—
Welter Trading Limited	3.82	1.03	—	3.82	1.03	—
Vedanta Holdings Mauritius II Limited	49.28	13.25	8.27	18.50	4.98	4.98%
Vedanta Holdings Mauritius Limited	10.73	2.89	2.89	—	—	—
Vedanta Netherland Investment BV	6.35	1.71	1.71	—	—	—
Mr. Pravin Agarwal	0.00	0.00	—	0.00	0.00	—
Ms. Suman Didwania	0.01	0.00	—	0.01	0.00	—
Mr. Ankit Agarwal	0.00	0.00	—	0.00	0.00	—
Ms. Sakshi Mody	0.00	0.00	—	0.00	0.00	—

Total	259.03	69.68	14.57	204.86	55.11	4.98%

G. Other disclosures

i)

The Company has one class of equity shares having a par value of ₹1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend which is paid as and when declared by the Board of Directors. In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

ii)

In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated 19 April 2002, the erstwhile Sterlite Industries (India) Limited (merged with the Company during 2013-14) during 2002-2003 reduced its paid up share capital by ₹10 crore. There are 1,99,373 equity shares (31 March 2021: 2,01,296 equity shares) of ₹1 each pending clearance from NSDL. The Company has filed an application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated 06 September 2002 restrained any transaction with respect to subject shares.

362    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

15	Other equity (Refer statement of changes in equity)

a)

General reserve: Under the erstwhile Companies Act, 1956, general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable reserves for that year. Consequent to introduction of Companies Act, 2013, the requirement to mandatorily transfer a specified percentage of the net profit to general reserve has been withdrawn.

The Board of Directors of the Company, basis the recommendations of the Audit & Risk Management Committee and Committee of Independent Directors of the Company, at its meeting held on 29 October 2021 approved the Scheme of Arrangement (“Scheme”) between the Company and its shareholders under Section 230 and other applicable provisions of the Companies Act, 2013 (“Act”). The Scheme inter alia provides for capital reorganisation of the Company, whereby it is proposed to transfer amounts standing to the credit of the General Reserves to the Retained Earnings of the Company with effect from the Appointed Date. The Scheme is subject to receipt of regulatory approvals/ clearances from the Hon’ble National Company Law Tribunal, Mumbai Bench, Securities and Exchange Board of India (through BSE Limited and National Stock Exchange of India Limited), BSE Limited and National Stock Exchange of India Limited (collectively referred to as “Stock Exchanges”) and such other approvals/ clearances as may be applicable.

Pursuant to the Scheme, the Company will possess greater flexibility to undertake capital related decisions and reflect a more efficient balance sheet.

b)

Debenture redemption reserve: As per the earlier provisions under the Act, companies that issue debentures were required to create debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may be utilised only to redeem debentures. The MCA vide its Notification dated 16 August 2019, had amended the Companies (Share Capital and Debenture) Rules, 2014, wherein the requirement of creation of Debenture Redemption Reserve has been exempted for certain class of companies. Accordingly, the Company is now not required to create Debenture Redemption Reserve.

c)

Preference share redemption reserve: The Companies Act, 2013 provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed. If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company.

d)	Capital reserve: The balance in capital reserve has mainly arisen consequent to merger of Cairn India Limited with the Company.

16	Capital management

The Company’s objectives when managing capital is to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth. The

Company’s overall strategy remains unchanged from previous year.

The Company sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments.

The funding requirements are met through a mixture of equity, internal fund generation and borrowings. The Company’s policy is to use current and non-current borrowings to meet anticipated funding requirements.

The Company monitors capital on the basis of the gearing ratio which is net debt divided by total capital (equity plus net debt). The Company is not subject to any externally imposed capital requirements.

Integrated Report and Annual Accounts 2021-22    363

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Net debt are non-current and current debts as reduced by cash and cash equivalents, other bank balances and current investments. Equity comprises all components including other comprehensive income.

The following table summarises the capital of the Company:

	(₹ in crore except otherwise stated)
Particulars	As at 31 March 2022	As at 31 March 2021
Cash and cash equivalents (Refer note 12)	5,518	2,861
Other bank balances [a] (Refer note 13)	954	916
Non-current bank deposits [a] (Refer note 9)	—	59
Current investments (Refer note 6B)	585	2,016

Total cash (a)	7,057	5,852

Non-current borrowings (Refer note 17A)	23,421	20,913
Current borrowings (Refer note 17B)	13,275	11,253

Total borrowings (b)	36,696	32,166

Net debt c=(b-a)	29,639	26,314

Total equity	77,649	76,790

Total capital (equity + net debt) (d)	1,07,288	1,03,104

Gearing ratio (times) (c/d)	0.28	0.26

a)	The constituents of ‘total cash’ for the purpose of capital management disclosure include only those amounts of restricted funds that are corresponding to liabilities (e.g. margin money deposits). Consequently, restricted funds amounting to ₹737 crore (31 March 2021: ₹559 crore) have been excluded from ‘total cash’ in the capital management disclosures.

17	Financial liabilities – Borrowings

A.	Non-current borrowings

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
At amortised cost
Secured
Non-convertible debentures	5,016	10,909
Term loans from banks
- Rupee term loans	22,557	18,868
- Foreign currency term loans	623	1,137
External commercial borrowings	1,119	—
Others	—	48
Unsecured
Deferred sales tax liability	54	62
Term loans from banks	500	—
Redeemable preference shares	2	2
Non-current borrowings	29,871	31,026
Less: Current maturities of long-term debt [a]	(6,450)	(10,113)

Total Non-current borrowings (Net) (A)	23,421	20,913

Current borrowings (Refer note 17B) (B)	13,275	11,253

Total borrowings (A+B)	36,696	32,166

364    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

B.	Current borrowings

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
At amortised cost
Secured
Working capital loan	—	300
Packing credit in foreign currencies from banks	—	350
Current maturities of long-term borrowings [a]	5,921	10,099
Unsecured
Loans repayable on demand from banks	1,000	290
Loan from Related party	—	200
Commercial paper	4,986	—
Term loans from banks	700	—
Amounts due on factoring	139	—
Current maturities of long-term borrowings [a]	529	14

Total	13,275	11,253

a) Current maturities of long-term borrowings consists of:

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Secured
Non-convertible debentures	2,018	6,890
Term loans from banks
- Rupee term loans	3,280	2,620
- Foreign currency term loans	623	541
Others	—	48
Unsecured
Deferred sales tax liability	27	12
Redeemable preference shares	2	2
Rupee term loans from banks	500	—

Total	6,450	10,113

a) Details of Non-convertible debentures issued by the Company have been provided below (Carrying Value):

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
9.2% due February-2030	2,000	2,000
7.68% due December-2024	997	—
9.20% due December-2022	749	749
8.75% due June-2022	1,270	1,269
7.50% due March-2022	—	493
8.9% due December-2021	—	899
8.75% due September-2021	—	250
9.18% due July-2021	—	1,000
8.5% due June-2021	—	1,650
8.5% due April-2021	—	2,349
8.75% due April-2021	—	250

Total	5,016	10,909

b)	Vedanta Limited has taken borrowings towards funding of its acquisitions, capital expenditure and working capital requirements. The borrowings comprise funding arrangements from various banks and financial institutions.

The details of security provided by the Company to various lenders on the assets of the Company are as follows:

Integrated Report and Annual Accounts 2021-22    365

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Secured long-term borrowings	23,394	30,962
Secured short-term borrowings	5,921	650

Total secured borrowings	29,315	31,612

			(₹ in crore)
Facility Category	Security details	As at 31 March 2022	As at 31 March 2021
Working capital loans*	Secured by first pari passu charge on current assets of Vedanta Limited	—	650
External Commercial Borrowings	A First Pari-passu charge by way of hypothecation on the specified movable fixed assets of the Company pertaining to its manufacturing facilities comprising (i) alumina refinery having output of 6 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; (ii) Aluminium smelter having output of 1.6 MTPA along with a 1215 (9*135) MW CPP at Jharsuguda, Odisha	1,119	—
Non-Convertible Debentures	Secured by way of first pari passu charge on whole of the movable fixed assets of (i) Alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; and (ii) Aluminum Smelter having output of 1.6 MTPA along with a 1,215 (9*135) MW CPP at Jharsuguda, Odisha. Additionally, secured by way of mortgage on the freehold land comprising 18.9 acres situated at Jharsuguda, Odisha	2,000	5,409
Non-Convertible Debentures	Secured by way of first pari-passu charge on the specific movable Fixed Assets. The whole of the movable Fixed Assets both present and future, of the Borrower in relation to the Aluminium Division, comprising the following facilities:	997	—
	(i) 1 MTPA alumina refinery along with 90 MW co-generation captive power plant in Lanjigarh, Odisha; and
	(ii) 1.6 MTPA aluminium smelter plant along with 1215 MW (9*135 MW) power plant in Jharsuguda, Odisha.
	including its movable plant and machinery, capital work-in- progress, machinery spares, tools and accessories, and other movable fixed assets
	Secured by way of first pari passu charge on whole of the movable Fixed Assets of (i) Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha and (ii) Aluminum Smelter having output of 1.6 MTPA along with a 1,215 (9*135) MW CPP at Jharsuguda, Odisha. Additionally, secured by way of mortgage on the freehold land comprising 85 cents situated at Tuticorin District, Tamil Nadu	2,019	—
	Other secured non-convertible debentures	—	5,500
Term loans from banks (includes rupee term loans and foreign currency term loans)	First pari passu charge by way of hypothecation/equitable mortgage on the movable/ immovable assets of the Aluminium Division of Vedanta Limited comprising alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Orissa; aluminium smelter having output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Orissa, both present and future	625	1,883

Secured by a pari passu charge by way of hypothecation of all the movable fixed assets of Vedanta Limited pertaining to its Aluminium Division project consisting of (i) alumina refinery having output of 1 MTPA (Refinery) along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Orissa (Power Plant); and (ii) aluminium smelter having output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Orissa (Smelter) (the Refinery, Power Plant and Smelter). Also, a first pari passu charge by way of equitable mortgage on the land pertaining to the mentioned project of aluminium division

		1,776	2,194

366    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

			(₹ in crore)
Facility Category	Security details	As at 31 March 2022	As at 31 March 2021
	Secured by a pari passu charge by way of hypothecation on the movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project. Lanjigarh Refinery Expansion Project shall specifically exclude the 1 MTPA alumina refinery of Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related expansions	402	436
Term loans from banks (includes rupee term loans and foreign currency term loans)	Secured by a pari passu charge by way of hypothecation on the movable fixed assets of Vedanta Limited pertaining to its Aluminium Division comprising 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	4,019	1,913
	Secured by a pari passu charge by way of hypothecation/ equitable mortgage of the movable/ immovable fixed assets of Vedanta Limited pertaining to its Aluminium Division comprising 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	6,918	2,801
	First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium Division of Vedanta Limited comprising alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Orissa; aluminium smelter having output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Orissa and additional charge on Lanjigarh Expansion project, both present and future	999	1,092
	Secured by a first pari passu charge on the identified fixed assets of the Vedanta Limited both present and future, pertaining to its Aluminium business (Jharsuguda Plant, Lanjigarh Plant), 2400 MW power plant assets at Jharsuguda, Copper Plant assets at Silvasa, Iron ore business in the states of Karnataka and Goa, dividends receivable from Hindustan Zinc Limited (“HZL”) a subsidiary of the Vedanta Limited, and the debt service reserve account to be opened for the Facility along with the amount lying to the credit thereof [g]	7,821	8,538
	Secured by first pari passu charge by way of hypothecation of whole of the movable fixed assets of (i) Alumina Refinery having output of 1.7 to 6 MTPA along with co-generation captive power plant with an aggregate capacity of 90MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with a 1,215 (9*135) MW CPP at Jharsuguda, Odisha	620	1,148
Others	Other secured borrowings	—	48

Total		29,315	31,612

*	Includes loans repayable on demand from banks, export packing credit and amounts due on factoring.
c)

The loan facilities are subject to certain financial and non-financial covenants. The primary covenants which must be complied with include interest service coverage ratio, current ratio, debt service coverage ratio, total outside liabilities to total net worth, fixed assets coverage ratio, ratio of total term liabilities to net worth and debt/EBITDA. The Company has complied with the covenants as per the terms of the loan agreement.

Further, in case of borrowings having current assets as security, the quarterly statements of current assets filed by the Company with its lenders are in agreement with the books of account.

Integrated Report and Annual Accounts 2021-22    367

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

d)	Terms of repayment of total borrowings outstanding as at 31 March 2022 are provided below -

							(₹ in crore)
Borrowings	Weighted average interest rate as at 31 March 2022	Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Foreign currency term loan	3.92%	623	623	—	—	—	Repayable in 7 quarterly installments and 1 monthly installment
Rupee term loan	7.80%	23,757	4,504	7,033	8,336	3,969	Repayable in 671 quarterly installments
Commercial paper	5.90%	4,986	4,986	—	—	—	Repayable in 12 bullet payments
Non-convertible debentures	8.78%	5,016	2,020	1,000	—	2,000	Repayable in 4 bullet payments
Working capital loan*	4.98%	1,000	1,000	—	—	—	Export packing credit, working capital loan and loan repayable on demand are repayable within one year from the date of drawal
Amounts due on factoring	1.23%	139	139	—	—	—	Repayable within one month
Deferred sales tax liability	NA	54	27	27	0	—	Repayable in 55 monthly installments
External commercial borrowing	3.50%	1,119	—	680	454	—	Repayable in 5 half yearly payments
Redeemable preference shares	NA	2	2	—	—	—	The redemption and dividend paid to the preference shares unclaimed if any, is payable on claim.

Total		36,696	13,301	8,740	8,790	5,969

The above maturity is based on the total principal outstanding gross of issue expenses and discounting impact of deferred sales tax liability.

*	Includes loans repayable on demand from banks for ₹1,000 crore.

e)	Terms of repayment of total borrowings outstanding as at 31 March 2021 are provided below -

							(₹ in crore)
Borrowings	Weighted average of interest as at 31 March 2021	Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Foreign currency term loan	3.93%	1,137	541	596	—	—	Repayable in 15 quarterly repayments
Rupee term loan	9.12%	18,868	2,647	4,761	5,195	6,400	Repayable in 464 quarterly installments and 1 half yearly payment
Non-convertible debentures	8.77%	10,909	6,900	2,020	—	2,000	Repayable in 10 bullet payments
Working capital loan*	7.13%	940	940	—	—	—	Export packing credit, working capital loan and loan repayable on demand are repayable within one year from the date of drawal
Deferred sales tax liability	NA	62	13	46	12	—	Repayable in 67 monthly installments

368      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

							(₹ in crore)
Borrowings	Weighted average of interest as at 31 March 2021	Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Redeemable preference shares	NA	2	2	—	—	—	The redemption and dividend paid to the preference shares unclaimed if any, is payable on claim.
Loan from related party	7.40%	200	200	—	—	—	Repayable in one bullet payment
Others	5.23%	48	48	—	—	—	Repayable in 7 bullet payments

Total		32,166	11,291	7,423	5,207	8,400

The above maturity is based on the total principal outstanding gross of issue expenses and discounting impact of deferred sales tax liability.

*	Includes loans repayable on demand from banks for ₹290 crore.

f)	Movement in borrowings during the year is provided below-

			(₹ in crore)
Particulars	Short-term borrowing	Long-term borrowing*	Total
Opening balance at 01 April 2020	10,819	28,118	38,937
Cash flow	(10,135)	3,457	(6,678)
Other non-cash changes	466	(549)	(83)
Foreign exchange currency translation differences	(10)	—	(10)

As at 31 March 2021	1,140	31,026	32,166

Opening balance at 01 April 2021	1,140	31,026	32,166
Cash flow	5,618	(1,308)	4,310
Other non cash changes	67	153	220

As at 31 March 2022	6,825	29,871	36,696

*	including Current maturities of Long-term borrowing.

Other non-cash changes comprised of amortisation of borrowing costs, foreign exchange difference on borrowings and reclassification between borrowings due within one year and borrowings due after one year.

g)

During the current year, the Company executed a ₹8,000 crore facility agreement with Union Bank of India Limited to take over long-term syndicated facility of ₹10,000 crore. This loan is secured by the way of pledge over the shares held by the Company in Hindustan Zinc Limited (HZL) representing 5.77% of the paid up share capital of HZL along-with a non-disposal undertaking in respect of its shareholding in HZL to the extent of 50.1% of the paid up share capital of HZL. As at 31 March 2022, the principal amount participated for and outstanding under the facility is ₹7,840 crore.

During the previous year, the Company executed into a ₹10,000 crore long-term syndicated loan facility agreement. This loan was secured by the way of pledge over the shares held by the Company in HZL representing 14.82% of the paid up share capital of HZL along-with a non-disposal undertaking in respect of its shareholding in HZL to the extent of 50.1% of the paid up share capital of HZL. As at 31 March 2021, the principal amount participated for and outstanding under the facility was ₹8,650 crore. Refer note 6.

Integrated Report and Annual Accounts 2021-22      369

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

18	Financial liabilities – Trade payables

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Undisputed dues – MSME
Unbilled dues	—	54
Not due	70	105
Less than 1 year	115	35
1-2 years	4	6
2-3 years	2	8
More than 3 years	4	1

Sub-total	195	209

Undisputed dues – Others
Unbilled dues	1,173	679
Not due	2,817	1,618
Less than 1 year	1,193	1,220
1-2 Years	23	28
2-3 years	72	36
More than 3 years	50	10

Sub-total	5,328	3,591

Disputed dues—Others
Less than 1 year	—	3
1-2 Years	1	—
Sub-total	1	3

Total	5,524	3,803

(a)	Trade payables are non-interest bearing and are normally settled up to 180 days terms.
(b)	For amount due and terms and conditions relating to related party payables, refer note 39.

19 Operational Buyers’/Suppliers’ Credit is availed in foreign currency from offshore branches of Indian banks or foreign banks at an interest rate ranging from 0.29% to 3.16% per annum and in rupee from domestic banks at interest rate ranging from 4.00%-6.65% per annum. These trade credits are largely repayable within 180 days from the date of draw down. Operational Buyers’ credit availed in foreign currency is backed by Standby Letter of Credit issued under working capital facilities sanctioned by domestic banks. Part of these facilities are secured by first pari passu charge over the present and future current assets of the Company.

20	Financial liabilities – Others

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Liability for capital expenditure	192	6,427	6,619	190	4,385	4,575
Security deposits and retentions	—	29	29	—	26	26
Interest accrued but not due	—	180	180	—	859	859
Unpaid/unclaimed dividend [a]	—	96	96	—	76	76
Unpaid matured deposits and interest accrued thereon [b]	—	0	0	—	0	0
Profit petroleum payable	—	1,413	1,413	—	862	862
Dues to related parties (Refer note 39)	—	155	155	—	1,497	1,497
Other liabilities [c]	—	1,720	1,720	—	1,464	1,464

Total	192	10,020	10,212	190	9,169	9,359

(a)

Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except ₹0.13 crore (31 March 2021: ₹0.10 crore) which is held in abeyance due to a pending legal case.

(b)

Matured deposits of ₹0.01 crore (31 March 2021: ₹0.01 crore) due for transfer to Investor Education and Protection Fund have not been transferred in view of pending litigation between the beneficiaries.

(c)	Includes revenue received in excess of entitlement interest of ₹750 crore (31 March 2021: ₹737 crore), reimbursement of expenses, provision for expenses, liabilities related to compensation/claim etc.

370      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

21	The movement in lease liabilities is as follows:

(₹ in crore)
Particulars	Amount
At 01 April 2020	302

Additions during the year	9
Interest on lease liabilities	14
Payments made	(164)
Disposals/Adjustments	(28)

At 01 April 2021	133

Additions during the year	12
Interest on lease liabilities	7
Payments made	(64)
Disposals/Adjustments	(6)

At 31 March 2022	474

22	Financial instruments

A.	Financial assets and liabilities:

The accounting classification of each category of financial instruments, and their carrying amounts, are set out below:

As at 31 March 2022

						(₹ in crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Investments*	615	118	—	—	733	733
Trade receivables	248	—	—	3,373	3,621	3,621
Cash and cash equivalents	—	—	—	5,518	5,518	5,518
Other bank balances	—	—	—	1,630	1,630	1,630
Loans	—	—	—	519	519	519
Derivatives	3	—	246	—	249	249
Other financial assets	—	—	—	8,834	8,834	8,834

Total	866	118	246	19,874	21,104	21,104

					(₹ in crore)
Financial Liabilities	Fair value through profit or loss	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Borrowings	—	—	36,696	36,696	36,789
Trade payables	990	—	4,534	5,524	5,524
Operational buyers’ credit/suppliers’ credit	—	—	9,261	9,261	9,261
Derivatives	67	216	—	283	283
Other financial liabilities**	—	—	10,294	10,294	10,294

Total	1,057	216	60,785	62,058	62,151

As at 31 March 2021

						(₹ in crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Investments*	2,067	103	—	—	2,170	2,170
Trade receivables	51	—	—	2,408	2,459	2,459
Cash and cash equivalents	—	—	—	2,861	2,861	2,861
Other bank balances	—	—	—	1,475	1,475	1,475
Loans	—	—	—	703	703	703
Derivatives	10	—	56	—	66	66
Other financial assets	—	—	—	6,329	6,329	6,329

Total	2,128	103	56	13,776	16,063	16,063

Integrated Report and Annual Accounts 2021-22      371

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

					(₹ in crore)
Financial Liabilities	Fair value through profit or loss	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Borrowings	—	—	32,166	32,166	32,107
Trade payables	445	—	3,358	3,803	3,803
Operational buyers’ credit/suppliers’ credit	—	—	6,029	6,029	6,029
Derivatives	40	149	—	189	189
Other financial liabilities**	—	—	9,492	9,492	9,492

Total	485	149	51,045	51,679	51,620

*

Excludes investments (in equity and preference shares) in subsidiaries, associates and joint ventures which are carried at cost and hence are not required to be disclosed as per Ind AS 107 “Financial Instruments Disclosures”.

**	Include lease liabilities of ₹82 crore (31 March 2021: ₹133 crore).

B.	Fair value hierarchy

The Company uses the following hierarchy for determining and/or disclosing the fair value of financial instruments by valuation techniques:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(ii)	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below table summarises the categories of financial assets and liabilities as at 31 March 2022 and 31 March 2021 measured at fair value:

As at 31 March 2022

			(₹ in crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
- Investments	586	—	29
- Derivative financial assets*	—	3	—
- Trade receivables	—	248	—
At fair value through other comprehensive income
- Investments	107	—	11
Derivatives designated as hedging instruments
- Derivative financial assets*	—	246	—

Total	693	497	40

			(₹ in crore)
Financial liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
- Derivative financial liabilities*	—	67	—
- Trade payables	—	990	—
Derivatives designated as hedging instruments
- Derivative financial liabilities*	—	216	—

Total	—	1,273	—

As at 31 March 2021

			(₹ in crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
- Investments	2,016	—	51
- Derivative financial assets*	—	10	—
- Trade receivables	—	51	—
At fair value through other comprehensive income
- Investments	92	—	11
Derivatives designated as hedging instruments
- Derivative financial assets*	—	56	—

Total	2,108	117	62

372      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

			(₹ in crore)
Financial liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
- Derivative financial liabilities*	—	40	—
- Trade payables	—	445	—
Derivatives designated as hedging instruments
- Derivative financial liabilities*	—	149	—

Total	—	634	—

*	Refer “D” below.

The below table summarises the fair value of borrowings which are carried at amortised cost as at 31 March 2022 and 31 March 2021:

As at 31 March 2022

			(₹ in crore)
Financial Liabilities	Level 1	Level 2	Level 3
Borrowings	—	36,789	—

Total	—	36,789	—

As at 31 March 2021

			(₹ in crore)
Financial Liabilities	Level 1	Level 2	Level 3
Borrowings	—	32,107	—

Total	—	32,107	—

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments are valued on the basis of market trades, poll and primary issuances for securities issued by the same or similar issuer and for similar maturities or based on the applicable spread movement for the security derived based on the aforementioned factor(s).

Trade receivables, cash and cash equivalents, other bank balances, loans, other financial assets, current borrowings, trade payables and other current financial liabilities: Fair values approximate their carrying amounts largely due to the short-term maturities of these instruments.

Other non-current financial assets and liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value.

Non-current fixed-rate and variable-rate borrowings: Fair value has been determined by the Company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

Derivative financial assets/liabilities: The Company executes derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include the forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange, i.e. London Metal Exchange, United Kingdom (U.K.).

For all other financial instruments, the carrying amount is either the fair value, or approximates the fair value.

Integrated Report and Annual Accounts 2021-22      373

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at 31 March 2022 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

There were no significant transfers between Level 1, Level 2 and Level 3 during the year.

C.	Risk management framework

The Company’s businesses are subject to several risks and uncertainties including financial risks.

The Company’s documented risk management policies act as an effective tool in mitigating the various financial risks to which the businesses are exposed in the course of their daily operations. The risk management policies cover areas such as liquidity risk, commodity price risk, foreign exchange risk, interest rate risk, counterparty credit risk and capital management. Risks are identified at both the corporate and individual subsidiary level with active involvement of senior management. Each operating subsidiary in the Company has in place risk management processes which are in line with the Company’s policy. Each significant risk has a designated ‘owner’ within the Company at an appropriate senior level. The potential financial impact of the risk and its likelihood of a negative outcome are regularly updated.

The risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Company’s Audit and Risk Management Committee. The Audit and Risk Management Committee is aided by the other Committees of the Board including the Risk Management Committee, which meets regularly to review risks as well as the progress against the planned actions. Key business decisions are discussed at the periodic meetings of the Executive Committee. The overall internal control environment and risk management programme including financial risk management is reviewed by the Audit Committee on behalf of the Board.

The risk management framework aims to:

•	improve financial risk awareness and risk transparency

•	identify, control and monitor key risks

•	identify risk accumulations

•	provide management with reliable information on the Group’s risk situation

•	improve financial returns

Treasury management

Treasury management focuses on liability management, capital protection, liquidity maintenance and yield maximisation. The treasury policies are approved by the Committee of the Board. Daily treasury operations of the business units are managed by their respective finance teams within the framework of the overall Group treasury policies. Long-term fund raising including strategic treasury initiatives are managed jointly by the business treasury team and the central team at corporate treasury while short-term funding for routine working capital requirements is delegated to business units. A monthly reporting system exists to inform senior management of the Company’s investments and debt position, exposure to currency, commodity and interest rate risk and their mitigants including the derivative position. The Company has a strong system of internal control which enables effective monitoring of adherence to Company’s policies. The internal control measures are effectively supplemented by regular internal audits.

The Company uses derivative instruments to manage the exposure in foreign currency exchange rates, interest rates and commodity prices. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts, interest rate and currency swaps and these are in line with the Company’s policies.

Commodity price risk

The Company is exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that the Company produces and sells will have an immediate and direct impact on the profitability of the businesses. As a general policy, the Company aims to sell the products at prevailing market prices.

The commodity price risk in imported input commodity such as of Alumina, anodes, etc., for our aluminium and copper business respectively, is hedged on back-to-back basis ensuring no price risk for the business. Hedging is used primarily as a risk management tool and, in some cases, to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. The hedging activities are subject to strict limits set out by the Board and to a strictly defined internal control and monitoring mechanism. Decisions relating to hedging of commodities are taken at the Executive Committee level, basis clearly laid down guidelines.

374      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Whilst the Company aims to achieve average LME prices for a month or a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons such as uneven sales during the year and timing of shipments.

The Company is also exposed to the movement of international crude oil price and the discount in the price of Rajasthan crude oil to Brent price.

Financial instruments with commodity price risk are entered into in relation to following activities:

•	economic hedging of prices realised on commodity contracts

•	cash flow hedging of revenues, forecasted highly probable transactions

Aluminium

The requirement of the primary raw material, alumina, is partly met from own sources and the rest is purchased primarily on negotiated price terms. Sales prices are linked to the LME prices. At present, the Company, on selective basis hedges the aluminium content in outsourced alumina to protect its margins. The Company also executes hedging arrangements for its aluminium sales to realise average month of sale LME prices.

Copper

The Company’s custom refining copper operations at Silvassa is benefitted by a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of anodes / blisters and the sale of finished copper.

The Company’s policy on custom smelting is to generate margins from Refining Charges or “RC”, improving operational efficiencies, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are managed to ensure that the gains or losses are minimised. The Company hedges this variability of LME prices through forward contracts and tries to make the LME price a pass-through cost between purchases of anodes / blisters and sales of finished products, both of which are linked to the LME price.

RCs are a major source of income for the Indian copper refining operations. Fluctuations in Rcs are influenced by factors including demand and supply conditions prevailing in the market for smelters output. The Company’s copper business has a strategy of securing a majority of its anodes/blisters feed requirement under long-term contracts with smelters / traders.

Iron ore

The Company sells its Iron Ore production from Goa on the prevailing market prices and from Karnataka through e-auction route as mandated by State Government of Karnataka in India.

Oil and gas

The prices of various crude oils are based upon the price of the key physical benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman etc. The crude oil prices move based upon market factors like supply and demand.

The regional producers price their crude basis these benchmark crude with a premium or discount over the benchmark based upon quality differential and competitiveness of various grades. The Company also hedges variability of crude price through forward contracts on selective basis.

Natural gas markets are evolving differently in important geographical markets. There is no single global market for natural gas. This could be owing to difficulties in large-scale transportation over long distances as compared to crude oil. Globally, there are three main regional hubs for pricing of natural gas, which are USA (Henry Hub Prices), UK (NBP Price) and Japan (imported gas price, mostly linked to crude oil).

Provisionally priced financial instruments

On 31 March 2022, the value of net financial liabilities linked to commodities (excluding derivatives) accounted for on provisional prices was ₹742 crore (31 March 2021: liabilities of ₹394 crore). These instruments are subject to price movements at the time of final settlement and the final price of these instruments will be determined in the financial year beginning 01 April 2022.

Set out below is the impact of 10% increase in LME prices on pre-tax profit/(loss) for the year and pre-tax total equity as a result of changes in value of the Company’s commodity financial instruments:

Integrated Report and Annual Accounts 2021-22      375

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

For the year ended 31 March 2022

			(₹ in crore)
	Total Exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on equity of a 10% increase in the LME
Copper	(891)	(89)	—

For the year ended 31 March 2021

			(₹ in crore)
	Total Exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	Effect on equity of a 10% increase in the LME
Copper	(713)	(71)	—

The above sensitivities are based on volumes, costs, exchange rates and other variables and provide the estimated impact of a change in LME prices on profit and equity assuming that all other variables remain constant. A 10% decrease in LME prices would have an equal and opposite effect on the Company’s financial statements.

The impact on pre-tax profit/(loss) mentioned above includes the impact of a 10% increase in closing copper LME for provisionally priced copper concentrate purchased at Copper division custom smelting operations in India of ₹122 crore loss (31 March 2021: ₹87 crore loss), which is pass through in nature and as such will not have any impact on the profitability.

Financial risk

The Company’s Board approved financial risk policies include monitoring, measuring and mitigating the liquidity, currency, interest rate and counterparty risk. The Company does not engage in speculative treasury activity but seeks to manage risk and optimise interest and commodity pricing through proven financial instruments.

(a)	Liquidity risk

The Company requires funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. The Company generates sufficient cash flows from the current operations which together with the available cash and cash equivalents and short-term investments provide liquidity both in the short-term as well as in the long-term. The Company has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its capital market issuance in the form of CPs and NCDs and for its banking facilities in line with Basel II norms.

CRISIL after revising the outlook to ‘Positive’ from ‘Stable’ in October 2021, upgraded its rating on the long-term bank facilities and debt instruments of Vedanta Ltd to ‘CRISIL AA’ from ‘CRISIL AA-‘in February 2022. The outlook on ratings was also revised to ‘Stable’ from ‘Positive’. The short-term rating on bank facilities and commercial paper has been reaffirmed at ‘CRISIL A1+’. The upward rating action factors in stronger-than-expected operating profitability, driven by elevated commodity prices during fiscal 2022, volume growth across businesses, and sustained cost efficiency, especially in the Aluminium business.

India Ratings also upgraded Vedanta Limited’s long-term issuer ratings to “IND AA” from “IND AA-” with stable outlook on 29 March 2022. The rating upgrade reflects the group’s continuous deleveraging and India ratings’ expectation of an improvement in the consolidated operational cash flow in FY22 and FY23, following a significant increase in the operating profitability, led by high metal prices partly offset by raw material input inflation.

Anticipated future cash flows, together with undrawn fund based committed facilities of ₹1,588 crore, and cash, bank and current investments of ₹7,057 crore as at 31 March 2022, are expected to be sufficient to meet the liquidity requirement of the Company in the near future.

The Company remains committed to maintaining a healthy liquidity, a low gearing ratio, deleveraging and strengthening its balance sheet. The maturity profile of the Company’s financial liabilities based on the remaining period from the date of balance sheet to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Company.

376      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

As at 31 March 2022

					(₹ in crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings*	15,502	11,897	10,457	6,773	44,629
Derivative financial liabilities	277	6	—	—	283
Lease liabilities	25	27	3	27	82
Trade Payables and other financial liabilities**	24,696	192	—	—	24,888

Total	40,500	12,122	10,460	6,800	69,882

As at 31 March 2021

					(₹ in crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings*	14,012	10,633	7,353	9,903	41,901
Derivative financial liabilities	139	50	—	—	189
Lease liabilities	73	27	13	20	133
Trade Payables and other financial liabilities**	18,174	190	—	—	18,364

Total	32,398	10,900	7,366	9,923	60,587

*	Includes Non-current borrowings, current borrowings, committed interest payments on borrowings and interest accrued on borrowings.
**	Includes both Non-current and current financial liabilities and committed interest payment, as applicable. Excludes interest accrued on borrowings.

The Company had access to following funding facilities:

As at 31 March 2022

			(₹ in crore)
Funding facilities	Total Facility	Drawn	Undrawn
Fund/non-fund based	46,341	44,183	2,158

As at 31 March 2021

			(₹ in crore)
Funding facility	Total Facility	Drawn	Undrawn
Fund/non-fund based	37,590	33,923	3,667

Collateral

The Company has pledged financial instruments with carrying amount of ₹18,407 crore (31 March 2021: ₹13,147 crore) and inventories with carrying amount of ₹8,563 crore (31 March 2021: ₹5,555 crore) as per the requirements specified in various financial facilities in place. The counterparties have an obligation to release the securities to the Company when financial facilities are surrendered.

(b)	Foreign exchange risk

Fluctuations in foreign currency exchange rates may have an impact on the statement of profit and loss, the statement of changes in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the Company.

Exposures on foreign currency loans are managed through the Company wide hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. The Company strives to achieve asset liability offset of foreign currency exposures and only the net position is hedged.

The Company’s presentation currency is the Indian Rupee (INR). The assets are located in India and the Indian Rupee is the functional currency except for Oil and Gas business operations which have a dual functional currency. Natural hedges available in the business are identified at each entity level and hedges are placed only for the net exposure.

Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns, where cost of the project is calculated taking into account the hedge cost. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed.

Integrated Report and Annual Accounts 2021-22      377

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

The following analysis is based on the gross exposure as at the reporting date which could affect the statement of profit and loss. The exposure is mitigated by some of the derivative contracts entered into by the Company as disclosed under the section on “Derivative financial instruments”.

The carrying amount of the Company’s financial assets and liabilities in different currencies are as follows:

				(₹ in crore)
	As at 31 March 2022		As at 31 March 2021
Currency	Financial Asset	Financial liabilities	Financial Asset	Financial liabilities
INR	13,193	43,800	12,319	38,218
USD	7,656	17,882	3,591	13,096
Others	255	376	153	364

Total	21,104	62,058	16,063	51,678

The Company’s exposure to foreign currency arises where an entity holds monetary assets and liabilities denominated in a currency different to the functional currency of the respective business, with US dollar being the major nonfunctional currency.

The foreign exchange rate sensitivity is calculated by the aggregation of the net foreign exchange rate exposure with a simultaneous parallel foreign exchange rates shift in the foreign currencies by 10% against the functional currency of the respective businesses.

Set out below is the impact of a 10% strengthening in the functional currencies of the respective businesses on pre-tax profit/(loss) and pre-tax equity arising as a result of the revaluation of the Company’s foreign currency monetary financial assets/liabilities:

For the year ended 31 March 2022

		(₹ in crore)
	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of functional currency on equity
USD	666	—
INR	(384)	—

For the year ended 31 March 2021

		(₹ in crore)
	Effect of 10% strengthening of functional currency on pre-tax profit/ (loss)	Effect of 10% strengthening of functional currency on equity
USD	678	—
INR	(282)	—

A 10% weakening of functional currencies of the respective businesses would have an equal and opposite effect on the Company’s financial statements.

(c) Interest rate risk

At 31 March 2022, the Company’s net debt of ₹29,639 crore (31 March 2021: ₹26,314 crore) comprises debt of ₹36,696 crore (31 March 2021: ₹32,166 crore) offset by cash, bank and investments of ₹7,057 crore (31 March 2021: ₹5,852 crore).

The Company is exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. The Company’s policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates. The borrowings of the Company are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The USD floating rate debt is linked to US dollar LIBOR and INR Floating rate debt to Bank’s base rate. The Company has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis. The Company invests cash and liquid investments in short-term deposits and debt mutual funds, some of which generate a tax-free return, to achieve the Company’s goal of maintaining liquidity, carrying manageable risk and achieving satisfactory returns.

378      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Floating rate financial assets are largely mutual fund investments which have debt securities as underlying assets. The returns from these financial assets are linked to market interest rate movements; however the counterparty invests in the agreed securities with known maturity tenure and return and hence has manageable risk.

The exposure of the Company’s financial assets as at 31 March 2022 to interest rate risk is as follows:

				(₹ in crore)
As at 31 March 2022	Total	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	21,104	585	4,314	16,205

The exposure of the Company’s financial liabilities as at 31 March 2022 to interest rate risk is as follows:

				(₹ in crore)
As at 31 March 2022	Total	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Liabilities	62,058	24,876	21,628	15,554

The exposure of the Company’s financial assets as at 31 March 2021 to interest rate risk is as follows:

				(₹ in crore)
As at 31 March 2021	Total	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	16,063	2,016	4,292	9,755

The exposure of the Company’s financial liabilities as at 31 March 2021 to interest rate risk is as follows:

				(₹ in crore)
As at 31 March 2021	Total	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Liabilities	51,679	18,916	20,795	11,968

Considering the net debt position as at 31 March 2022 and the investment in bank deposits, corporate bonds and debt mutual funds, any increase in interest rates would result in a net loss and any decrease in interest rates would result in a net gain. The sensitivity analysis below has been determined based on the exposure to interest rates for financial instruments at the balance sheet date.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on floating rate financial assets/liabilities (net) on profit/(loss) and equity assuming that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of that date. The year-end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

		(₹ in crore)
Increase in interest rates	Effect on pre-tax profit/(loss) during the year ended 31 March 2022	Effect on pre-tax profit/(loss) during the year ended 31 March 2021
0.50%	(121)	(85)
1.00%	(243)	(169)
2.00%	(486)	(338)

Integrated Report and Annual Accounts 2021-22      379

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

An equivalent reduction in interest rates would have an equal and opposite effect on the Company’s financial statements.

(d) Counterparty and concentration of credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Company is exposed to credit risk from trade receivables, contract assets, investments, loans, other financial assets, and derivative financial instruments.

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing.

Moreover, given the diverse nature of the Company’s businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. The history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, the Company does not expect any material risk on account of non-performance by any of the Company’s counterparties.

The Company has clearly defined policies to mitigate counterparty risks. For current investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. This, therefore, results in diversification of credit risk for our mutual fund and bond investments. For derivative and financial instruments, the Company attempts to limit the credit risk by only dealing with reputable banks and financial institutions.

The carrying value of the financial assets represents the maximum credit exposure. The Company’s maximum exposure to credit risk is ₹21,104 crore and ₹16,603 crore as at 31 March 2022 and 31 March 2021 respectively.

The maximum credit exposure on financial guarantees given by the Company for various financial facilities is described in Note 38 on “Commitments, contingencies, and guarantees”.

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables, loans and other financial assets (both current and non-current), there were no indications as at the year end, that defaults in payment obligations will occur except as described in Note 7 and 9 on allowance for impairment of trade receivables and other financial assets.

Of the year end trade receivables, loans and other financial assets (excluding bank deposits, site restoration fund and derivatives) balance the following, though overdue, are expected to be realised in the normal course of business and hence, are not considered impaired as at 31 March 2022 and 31 March 2021:

Particulars	As at 31 March 2022	(₹ in crore) As at 31 March 2021
Neither impaired nor past due	8,134	6,464
Past due but not impaired
- Less than 1 month	1,692	150
- Between 1–3 months	66	77
- Between 3–12 months	121	260
- Greater than 12 months	2,311	1,986

Total	12,323	8,937

Receivables are deemed to be past due or impaired with reference to the Company’s normal terms and conditions of business. These terms and conditions are determined on a case to case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer. The Company based on past experiences does not expect any material loss on its receivables.

The credit quality of the Company’s customers is monitored on an ongoing basis. Where receivables have been impaired, the Group actively seeks to recover the amounts in question and enforce compliance with credit terms.

380      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Movement in allowances for Financial Assets (Trade receivables and financial assets—others)

The changes in the allowance for financial assets (current and non-current) is as follows:

Particulars	Trade receivables	Financial assets – Others	(₹ in crore) Financial assets – Loans
As at 01 April 2020	524	671	—
Allowance made during the year	61	61	5
Reversals/write-off during the year	—	3	—
Exchange differences	—	(5)	—
As at 31 March 2021	585	730	5.0
Allowance made during the year	198	7	—
Reversals/write-off during the year	—	—
Exploration cost written off	—	—	—
Exchange differences	—	10	—

As at 31 March 2022	783	747	5

D Derivative financial instruments

The Company uses derivative instruments as part of its management of exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts and these are subject to the Company guidelines and policies.

The fair values of all derivatives are separately recorded in the balance sheet within current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.

The use of derivatives can give rise to credit and market risk. The Company tries to control credit risk as far as possible by only entering into contracts with reputable banks and financial institutions. The use of derivative instruments is subject to limits, authorities and regular monitoring by appropriate levels of management. The limits, authorities and monitoring systems are periodically reviewed by management and the Board. The market risk on derivatives is mitigated by changes in the valuation of the underlying assets, liabilities or transactions, as derivatives are used only for risk management purposes.

i) Cash flow hedges

The Company enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognised in equity through OCI until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to profit or loss. These hedges have been effective for the year ended 31 March 2022.

The Company uses foreign exchange contracts from time to time to optimise currency risk exposure on its foreign currency transactions. The Company hedged part of its foreign currency exposure on capital commitments during the year ended 2022. Fair value changes on such forward contracts are recognised in other comprehensive income.

The majority of cash flow hedges taken out by the Company during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions and commodity price contracts for hedging the commodity price risk of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended 31 March 2023 and consequently may impact profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect profit or loss over the expected useful life of the property, plant and equipment.

Integrated Report and Annual Accounts 2021-22      381

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

(ii) Fair value hedge

The fair value hedges relate to forward covers taken to hedge currency exposure and commodity price risks.

The Company’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Company enters into forward contracts for the respective quotational period to hedge its commodity price risk based on average LME prices. Gains and losses on these hedge transactions are substantially offset by the amount of gains or losses on the underlying sales. Net gains and losses are recognised in the statement of profit and loss.

The Company uses foreign exchange contracts from time to time to optimise currency risk exposure on its foreign currency transactions. Fair value changes on such forward contracts are recognised in the statement of profit and loss.

(iii) Non-designated economic hedge

The Company enters into derivative contracts which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper, aluminium future contracts on the LME and certain other derivative instruments. Fair value changes on such derivative instruments are recognised in the statement of profit and loss.

The fair value of the Company’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

				(₹ in crore)
Derivative Financial Instruments	As at 31 March 2022		As at 31 March 2021
	Assets	Liabilities	Assets	Liabilities
Current
Cash flow hedge*
- Commodity contracts	231	62	3	37
- Interest rate swap	1	—	—	5
Fair Value hedge
- Commodity contracts	10	57	39	3
- Forward foreign currency contracts	4	92	14	54
Non-qualifying hedges/economic hedge
- Forward foreign currency contracts	3	67	10	40

Sub-total (A)	249	277	66	139

Non-current
Cash flow hedge
- Interest rate swap	—	—	—	5
Fair value hedge
- Forward foreign currency contracts	—	6	—	45

Sub-total (B)	—	6	—	50

Total (A+B)	249	283	66	189

*	Refer statement of profit and loss and statement of changes in equity for the changes in the fair value of cash flow hedges.

E. Derivative contracts executed by the Company and outstanding as at Balance Sheet date:

(i) To hedge currency risks and interest related risks, the Company has executed various derivatives contracts. The category wise break up of amount outstanding as at Balance Sheet date is given below:

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Forex forward cover (buy)	12,558	10,070
Forex forward cover (sell)	161	188
Interest rate swap	1,735	—

Total	14,454	10,258

382      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

(ii) For hedging commodity related risk:-Category-wise break up is given below.

				(₹ in crore)
	As at 31 March 2022		As at 31 March 2021
Particulars	Purchases	Sales	Purchases	Sales
Forwards/Futures
Crude (BBL)	—	16,80,000	—	—
Copper (MT)	7,425	24,800	6,900	24,150
Gold (Oz)	—	17,625	—	18,683
Silver (Oz)	16,091	66,770	17,418	95,596
Aluminium (MT)	12,750	78,425	1,825	67,075

23 Other liabilities

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Amount payable to owned post-employment benefit trust	—	14	14	—	15	15
Other statutory liabilities [a]	—	1,097	1,097	—	883	883
Deferred government grant [b]	2,346	80	2,426	2,360	78	2,438
Advance from customers [c]	404	3,159	3,563	—	4,496	4,496
Advance from related party (Refer note 39) [c]	—	2	2	—	—	—
Other liabilities	1	122	123	—	117	117

Total	2,751	4,474	7,225	2,360	5,589	7,949

(a)	Other statutory liabilities mainly include payable for PF, ESIC, withholding taxes, goods and service tax, VAT, etc.
(b)

Represents government assistance in the form of the duty benefit availed under Export Promotion Capital Goods (EPCG) Scheme and Special Economic Zone (SEZ) scheme on purchase of property, plant and equipments accounted for as government grant and being amortised over the useful life of such assets.

(c)

Advance from customers are contract liabilities to be settled through delivery of goods. The amount of such balances as on 01 April 2020 was ₹6,391 crore. During the current year, the Company has recognised revenue of ₹4,481 crore (FY 2020-21: ₹6,244 crore) out of such opening balances. All other changes are either due to receipt of fresh advances or exchange differences.

24 Provisions

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Provision for employee benefits (Refer note 25) [a]
- Retirement Benefit	—	77	77	—	42	42
- Others	—	79	79	—	56	56
Provision for restoration, rehabilitation and environmental costs [b,c]	1,268	2	1,270	1,169	—	1,169

Total	1,268	158	1,426	1,169	98	1,267

(a)	Provision for employee benefits includes gratuity, compensated absences, deferred cash bonus, etc.
(b)	The movement in provisions for restoration, rehabilitation and environmental costs is as follows [Refer note 3(a)(P)]:.

(₹ in crore)
Particulars	Restoration, rehabilitation and environmental costs (Refer c)
At 01 April 2020	1,185

Unwinding of discount (Refer note 32)	23
Revision in estimates	(15)
Exchange differences	(24)

At 31 March 2021	1,169

Unwinding of discount (Refer note 32)	24
Revision in estimates	40
Exchange differences	35

At 31 March 2022	1,268

Integrated Report and Annual Accounts 2021-22      383

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

(c)	Restoration, rehabilitation and environmental costs

The provisions for restoration, rehabilitation and environmental liabilities represent the management’s best estimate of the costs which will be incurred in the future to meet the Company’s obligations under existing Indian law and the terms of the Company’s exploration and other licences and contractual arrangements.

The principal restoration and rehabilitation provisions are recorded within oil & gas business where a legal obligation exists relating to the oil and gas fields, where costs are expected to be incurred in restoring the site of production facilities at the end of the producing life of an oil field. The Company recognises the full cost of site restoration as a liability when the obligation to rectify environmental damage arises.

These amounts are calculated by considering discount rates within the range of 2% to 3%, and become payable at the end of the producing life of an oil field and are expected to be incurred over a period of twenty one years.

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production from a producing field.

25	Employee Benefit Plans

The Company participates in defined contribution and benefit plans, the assets of which are held (where funded) in separately administered funds.

For defined contribution plans, the amount charged to the statement of profit and loss is the total amount of contributions payable in the year.

For defined benefit plans, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end. Remeasurement gains and losses arising in the year are recognised in full in other comprehensive income for the year.

i)	Defined contribution plans

The Company contributed a total of ₹60 crore for the year ended 31 March 2022 and ₹62 crore for the year ended 31 March 2021 to the following defined contribution plans.

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Employer’s contribution to recognised provident fund and family pension fund	40	47
Employer’s contribution to superannuation	17	15
Employer’s contribution to National Pension Scheme (NPS)	3	0

Total	60	62

Central recognised provident fund

In accordance with the ‘The Employee’s Provident Funds and Miscellaneous Provisions Act, 1952’, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for the year ended 31 March 2022 and 31 March 2021) of an employee’s basic salary, and includes contribution made to Family Pension fund as explained below. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Company has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the statement of profit and loss in the period they are incurred.

Family pension fund

The Pension Fund was established in 1995 and is managed by the Government of India. The employee makes no contribution to this fund but the employer makes a contribution of 8.33% of salary each month subject to a specified ceiling per employee (included in the 12% rate specified above). This is provided for every permanent employee on the payroll.

At the age of superannuation, contributions ceases and the individual receives a monthly payment based on the level of contributions through the years, and on their salary scale at the time they retire, subject to a maximum ceiling of salary level. The Government funds these payments, thus the Company has no additional liability beyond the contributions that it makes, regardless of whether the central fund is in surplus or deficit.”

384      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Superannuation

Superannuation, another pension scheme applicable in India, is applicable only to senior executives. The Company holds a policy with Life Insurance Corporation of India (“LIC”), to which it contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to the statement of profit and loss in the year they are incurred.

National Pension Scheme

National Pension Scheme is a retirement savings account for social security and welfare applicable for executives covered under the superannuation benefit of Vedanta Limited, on a choice basis. It was introduced to enable employees to select the treatment of superannuation component of their fixed salaries and avail the benefits offered by National Pension Scheme launched by Government of India. Vedanta Limited holds a corporate account with one of the pension fund managers authorised by the Government of India to which the Company contributes a fixed amount relating to superannuation and the pension annuity will be met by the fund manager as per rules of National Pension Scheme. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to the statement of profit and loss in the year they are incurred.

ii)	Defined benefit plans

(a)	Contribution to provident fund trust (the “trust”)

The provident fund of the Iron Ore division is exempted under Section 17 of the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on actuarial valuation in accordance with Ind AS 19 and the Guidance note issued by the Institute of Actuaries of India for interest rate guarantee of exempted provident fund liability of employees, there is no interest shortfall in the funds managed by the trust as at 31 March 2022 and 31 March 2021. Having regard to the assets of the Fund and the return on the investments, the Company does not expect any deficiencies in the foreseeable future.

The Company contributed a total of ₹7 crore for the year ended 31 March 2022 and ₹6 crore for the year ended 31 March 2021. The present value of obligation and the fair value of plan assets of the trust are summarised below.

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Fair value of plan assets	262	233
Present value of defined benefit obligations	(257)	(225)

Net liability arising from defined benefit obligation of trust	Nil	Nil

Percentage allocation of plan assets of trust

Assets by category	Year ended 31 March 2022	Year ended 31 March 2021
Government Securities	43%	59%
Debentures/bonds	45%	38%
Equity	12%	3%
Fixed deposits	0%	0%

The remeasurement loss of Nil and ₹6 crore for the year ended 31 March 2022 and 31 March 2021 respectively have been charged to other comprehensive income (OCI).

(b) Gratuity plan

In accordance with the Payment of Gratuity Act, 1972, the Company contributes to a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, disability or termination of employment being an amount based on the respective employee’s last drawn salary and the number of years of employment with the Company. The Gratuity plan is a funded plan and the Company makes contribution to recognised funds in India.

Based on actuarial valuations conducted as at year end using the projected unit credit method, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity Plan.

Integrated Report and Annual Accounts 2021-22      385

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

The iron ore and oil & gas division of the Company have constituted a trust recognised by Indian Income Tax Authorities for gratuity to employees, contributions to the trust are funded with the Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited (ICICI).

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the Gratuity plan obligation are as follows:

Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Discount rate	7.16%	6.90%
Expected rate of increase in compensation level of covered employees	2%-10%	2%-10%
In service mortality	IALM (2012-14)	IALM (2012-14)
Post retirement mortality	LIC(1996-98) Ultimate	LIC(1996-98) Ultimate

Amount recognised in the balance sheet consists of:

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Fair value of plan assets	151	146
Present value of defined benefit obligations	(228)	(188)

Net liability arising from defined benefit obligation	(77)	(42)

Amount recognised in the statement of profit and loss in respect of the Gratuity plan are as follows:

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Current service cost	21	17
Net interest cost	3	3

Components of defined benefit costs recognised in profit or loss	24	20

Amount recognised in the other comprehensive income in respect of the Gratuity plan are as follows:

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Re-measurement of the net defined benefit obligation:-
Actuarial losses/(gains) arising from demographic adjustments	1	—
Actuarial losses/(gains) arising from experience adjustments	(1)	(8)
Actuarial losses/ (gains) arising from changes in financial assumptions	22	—
Losses/(gains) on plan assets	1	2

Components of defined benefit costs recognised in other comprehensive income	23	(6)

Movement in present value of the Gratuity plan:

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Opening balance	188	189
Current service cost	21	17
Benefits paid	(16)	(23)
Interest cost	13	13
Actuarial losses/(gains) arising from changes in assumptions	22	(8)

Closing balance	228	188

386      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Movement in the fair value of Gratuity plan assets is as follows:

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Opening balance	146	145
Contributions received	12	16
Benefits paid	(16)	(23)
Re-measurement loss arising from return on plan assets	(1)	(2)
Interest income	10	10

Closing balance	151	146

The above plan assets have been invested in the qualified insurance policies.

The actual return on plan assets was ₹9 crore for the year ended 31 March 2022 and ₹8 crore for the year ended 31 March 2021.

The weighted average duration of the defined benefit obligation is 15.67 years and 16.36 years as at 31 March 2022 and 31 March 2021 respectively.

The Company expects to contribute ₹27 crore to the funded defined benefit plans in during the year ended 31 March 2023.

Sensitivity analysis

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

		(₹ in crore)
Increase/(Decrease) in defined benefit obligation	Year ended 31 March 2022	Year ended 31 March 2021
Discount rate
Increase by 0.50%	(11)	(9)
Decrease by 0.50%	11	9
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	11	9
Decrease by 0.50%	(11)	(9)

The above sensitivity analysis may not be representative of the actual benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

In presenting the above sensitivity analysis, the present value of defined benefit obligation has been calculated using the projected unit credit method at the end of reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the balance sheet.

Risk analysis

The Company is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefit plans and management’s estimation of the impact of these risks are as follows:

Investment risk

The Gratuity plan is funded with the LIC and ICICI. The Company does not have any liberty to manage the fund provided to LIC and ICICI. The present value of the defined benefit plan obligation is calculated using a discount rate determined by reference to Government of India bonds. If the return on plan asset is below this rate, it will create a plan deficit.

Interest risk

A decrease in the interest rate on plan assets will increase the net plan obligation.

Integrated Report and Annual Accounts 2021-22      387

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Longevity risk/Life expectancy

The present value of the defined benefit plan obligation is calculated by reference to the best estimate of the mortality of plan participants both during and at the end of the employment. An increase in the life expectancy of the plan participants will increase the plan obligation.

Salary growth risk

The present value of the defined benefit plan obligation is calculated by reference to the future salaries of plan participants. An increase in the salary of the plan participants will increase the plan obligation.

# Code on Social Security, 2020

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified and the final rules/interpretation have not yet been issued. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

26	Employee benefits expense [a,b]

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Salaries and Wages	1,216	1,241
Share based payments (Refer note 27)	29	36
Contributions to provident and other funds (Refer Note 25)	88	85
Staff welfare expenses	90	71
Less: Cost allocated/directly booked in Joint ventures	(556)	(530)

Total	867	903

a)	Net of recoveries of ₹52 crore (31 March 2021: ₹38 crore) from subsidiaries.
b)	Net of capitalisation of ₹35 crore (31 March 2021: ₹46 crore).

27	Share based payments

The Company offers equity based and cash based option plans to its employees, officers and directors through the Company’s stock option plan introduced in 2016 and Cairn India’s stock option plan now administered by the Company pursuant to its merger with the Company.

The Vedanta Limited Employee Stock Option Scheme (ESOS) 2016

The Company introduced an Employee Stock Option Scheme 2016 (“ESOS”), which was approved by the Vedanta Limited shareholders to provide equity settled incentive to all employees of the Company including subsidiary companies. The ESOS scheme includes tenure based, business performance based (EBITDA) and market performance based stock options. The maximum value of options that can be awarded to members of the wider management group is calculated by reference to the grade average cost-to-company (“CTC”) and individual grade of the employee. The performance conditions attached to the option is measured by comparing Company’s performance in terms of Total Shareholder Return (“TSR”) over the performance period with the performance of two group of comparator companies (i.e. Indian and global comparator companies) defined in the scheme. The extent to which an option vests will depend on the Company’s TSR rank against a group or groups of peer companies at the end of the performance period and as moderated by the Remuneration Committee. The ESOS schemes are administered through VESOS trust and have underlying Vedanta Limited equity shares.

Options granted during the year ended 31 March 2022 and year ended 31 March 2021 includes business performance based, sustained individual performance based, management discretion and fatality multiplier based stock options. Business performances will be measured using Volume, Cost, Net Sales Realisation, EBITDA, ECG & Carbon footprint or a combination of these for the respective business/ SBU entities.

The exercise price of the options is ₹1 per share and the performance period is three years, with no re-testing being allowed.

388      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

The details of share options for the year ended 31 March 2022 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding 01 April 2021	Options granted during the year	Options transferred (to)/ from Parent/ fellow	Options forfeited/ lapsed during the year	Options exercised during the year	Options outstanding 31 March 2022	Options exercisable 31 March 2022
2017-18	01 September 2020 - 28 February 2021	3,76,940	—	—	23,457	3,53,483	—	—
2018-19	01 November 2021 - 30 April 2022	99,12,240	—	—	69,06,444	26,82,781	3,23,015	3,23,015
2018-19	Cash settled	99,086	—	—	—	99,086	—	—
2019-20	29 November 2022 - 28 May 2023	1,35,72,278	—	—	20,90,560	—	1,14,81,718	—
2019-20	Cash settled	80,050	—	—	61,700	—	18,350	—
2020-21	06 November 2023 - 05 May 2024	1,27,11,112	—	—	19,03,591	—	1,08,07,521	—
2020-21	Cash settled	87,609	—	—	68,445	—	19,164	—
2021-22	01 November 2024 - 30 April 2025	—	1,20,83,636	—	7,79,037	—	1,13,04,599	—
2021-22	Cash settled	—	16,907	—	—	—	16,907	—

		3,68,39,315	1,21,00,543	—	1,18,33,234	31,35,350	3,39,71,274	3,23,015

The details of share options for the year ended 31 March 2021 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding 01 April 2020	Options granted during the year	Options transferred (to)/from Parent/fellow subsidiaries	Options forfeited/ lapsed during the year	Options exercised during the year	Options outstanding 31 March 2021	Options exercisable 31 March 2021
2016-17	15 December 2019 - 14 June 2020	10,68,516	—	—	8,648	10,59,868	—	—
2017-18	01 September 2020 - 28 February 2021	70,27,925	—	—	55,14,169	11,36,816	3,76,940	3,76,940
2017-18	16 October 2020 - 15 April 2021	11,126	—	—	11,126	—	—	—
2018-19	01 November 2021 - 30 April 2022	1,14,20,046	—	—	15,07,806	—	99,12,240	—
2018-19	Cash settled	1,78,326	—	(15,360)	63,880	—	99,086	—
2019-20	29 November 2022 - 28 May 2023	1,58,81,330	—	—	23,09,052	—	1,35,72,278	—
2019-20	Cash settled	7,35,370	—	30,430	6,85,750		80,050	—
2020-21	06 November 2023 - 05 May 2024	—	1,27,11,112	—	—	—	1,27,11,112	—
2020-21	Cash settled	—	87,609	—	—	—	87,609	—

		3,63,22,639	1,27,98,721	15,070	1,01,00,431	21,96,684	3,68,39,315	3,76,940

The fair value of all options has been determined at the date of grant of the option allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Group’s estimate of the number of options that will eventually vest as a result of non-market conditions, is expensed over the vesting period.

Integrated Report and Annual Accounts 2021-22      389

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Business Performance-Based and Sustained Individual Performance-Based Options:

The fair values of stock options following these types of vesting conditions have been estimating using the Black-Scholes-Merton Option Pricing model. The value arrived at under this model has been then multiplied by the expected % vesting based on business performance conditions (only for business performance-based options) and the expected multiplier on account of sustained individual performance (for both type of options). The inputs used in the Black-Scholes-Merton Option Pricing model include the share price considered as of the valuation date, exercise price as per the scheme/ plan of the options, expected dividend yield (estimated based on actual/ expected dividend trend of the Company), expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options) and expected volatility (estimated based on the historical volatility of the return in company’s share prices for a term commensurate with the expected tenure of the options). The exercise period of 6 months post vesting period has not been considered as the options are expected to be exercised immediately post the completion of the vesting period.

Total Shareholder Returns-Based Options:

The fair values of stock options following this type of vesting condition has been estimated using the Monte Carlo Simulation method. This method has been used to simulate the expected share prices for Vedanta Limited and the companies of the comparator group over the vesting period of the options. Based on the simulated prices, the expected pay-off at the end of the vesting period has been estimated and present valued to the valuation date. Further, based on the simulated share prices and expected dividends the relative rank of Vedanta Limited’s share price return has been estimated vis-à-vis the Indian and Global Group of the comparator group. This rank has been used to estimate expected % vesting of the options under this type of vesting condition. The inputs to the monte carlo simulation method include expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options), expected dividend yield (estimated based on the actual dividend trend of the companies), expected volatility (estimated based on the historical volatility of the return in the Company’s share prices for a term commensurate with the expected tenure of the options). The exercise period of 6 months post the vesting period has not been considered as the options are expected to be exercised immediately post the completion of the vesting period.

The assumptions used in the calculations of the charge in respect of the ESOS options granted during the year ended

31 March 2022 and 31 March 2021 are set out below:

	Year ended 31 March 2022		Year ended 31 March 2021
Particulars	ESOS 2021		ESOS 2020
Number of Options		Cash settled - 16,907 equity settled - 1,20,83,636		Cash settled - 87,609 equity settled - 1,27,11,112
Exercise Price	₹	1	₹	1
Share Price at the date of grant	₹	302.15	₹	228.75
Contractual Life		3 years		2 years and 7 months
Expected Volatility		49.67%		49.3%
Expected option life		3 years		2 years and 7 months
Expected dividends		6.80%		6.80%
Risk free interest rate		5.02%		4.84%
Expected annual forfeitures		10% p.a		10% p.a.
Fair value per option granted (Non-market performance based)	₹	193.97	₹	150.73

Weighted average share price at the date of exercise of stock options was ₹339.32 (31 March 2021: ₹131.08)

The weighted average remaining contractual life for the share options outstanding was years (31 March 2021: 2.03 years).

The Company recognised total expenses of ₹43 crore (31 March 2021: ₹58 crore) related to equity settled share based payment transactions for the year ended 31 March 2022 out of which ₹15 crore (31 March 2021: ₹19 crore) was recovered from group companies. The total expense recognised on account of cash settled share based plan during the year ended 31 March 2022 is ₹2 crore (31 March 2021: ₹1 crore) and the carrying value of cash settled share based compensation liability as at 31 March 2022 is ₹4 crore (31 March 2021: ₹1 crore).

390      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Employee stock option plans of erstwhile Cairn India Limited:

The Company has provided CIESOP share based payment scheme to its employees.

CIESOP plan

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period of 3 years from the date of grant. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year. The exercise period is 7 years from the vesting date.

Details of employees stock option plans is presented below

	Year ended 31 March 2022		Year ended 31 March 2021
CIESOP Plan	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
Outstanding at the beginning of the year	33,15,174	287.31	53,41,740	288.2
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	10,82,229	291.3
Exercised during the year	4,83,085	286.85	Nil	NA
Forfeited/cancelled during the year	17,94,448	287.70	9,44,337	288.0
Outstanding at the end of the year	10,37,641	286.85	33,15,174	287.3
Exercisable at the end of the year	10,37,641	287	33,15,174	287.3

Weighted average share price at the date of exercise of stock options was ₹375.89 (31 March 2021: NA)

Scheme	Range of exercise price in ₹	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in ₹
The details of exercise price for stock options outstanding as at 31 March 2022 are:	286.85	0.31	286.85
CIESOP Plan
The details of exercise price for stock options outstanding as at 31 March 2021 are:
CIESOP Plan	286.85-287.75	0.80	287.3

Out of the total expense of ₹30 crore (31 March 2021: ₹40 crore) pertaining to above options for the year ended 31 March 2022, the Company has capitalised ₹1 crore (31 March 2021: ₹4 crore) expense for the year ended 31 March 2022.

28	Revenue from operations

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Sale of products	62,692	37,019
Sale of services	109	101

Total	62,801	37,120

a)

Revenue from sale of products and from sale of services for the year ended 31 March 2022 includes revenue from contracts with customers of ₹62,781 crore (FY 2020-21: ₹36,859 crore) and a net loss on mark-to-market of ₹20 crore (FY 2020-21: gain of ₹261 crore) on account of gains/ losses relating to sales that were provisionally priced as at the beginning of the year with the final price settled in the current year, gains/ losses relating to sales fully priced during the year, and marked to market gains/ losses relating to sales that were provisionally priced as at the end of the year.

b)

Majority of the Company’s sales are against advance or are against letters of credit/ cash against documents/ guarantees of banks of national standing. Where sales are made on credit, the amount of consideration does not contain any significant financing component as payment terms are within three months.

Integrated Report and Annual Accounts 2021-22      391

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

As per the terms of the contract with its customers, either all performance obligations are to be completed within one year from the date of such contracts or the Company has a right to receive consideration from its customers for all completed performance obligations. Accordingly, the Company has availed the practical expedient available under paragraph 121 of Ind AS 115 and dispensed with the additional disclosures with respect to performance obligations that remained unsatisfied (or partially unsatisfied) at the balance sheet date. Further, since the terms of the contracts directly identify the transaction price for each of the completed performance obligations there are no elements of transaction price which have not been included in the revenue recognised in the financial statements. Further, there is no material difference between the contract price and the revenue from contract with customers.

29	Other operating income

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Export incentives	244	173
Scrap sales	130	55
Miscellaneous income	102	92

Total	476	320

30	Other Income

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Net gain on investments measured at FVTPL	1	93
Net gain on sale of long-term investments (Refer Note 39)	16	—
Interest income from investments measured at FVTPL	—	40
Interest income from financial assets at amortised cost
- Bank Deposits	78	68
- Loans	73	81
- Others	69	123
Interest on income tax refund	—	47
Dividend income from
- financial assets at FVOCI	1	2
- investment in Subsidiaries	7,828	10,369
Profit on sale of assets	129	—
Deferred government grant income	78	75
Miscellaneous income	74	50

Total	8,347	10,948

31	Changes in inventories of finished goods and work-in-progress*

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Opening Stock:
Finished Goods	548	465
Work in progess	1,681	1,836

Total	2,229	2,301

Add/(Less): Foreign exchange translation difference	2	(2)
Less: Closing Stock
Finished Goods	385	548
Work-in-progess	3,018	1,681

Total	3,403	2,229

Changes in Inventory	(1,172)	70

392      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

32	Finance cost

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Interest expense on financial liabilities at amortised cost [b]	3,123	3,293
Other finance costs	265	110
Net interest on defined benefit arrangement	3	3
Unwinding of discount on provisions (Refer note 23)	24	23
Less: Allocated to Joint venture	(2)	(3)
Less: Capitalisation of finance costs [a] (Refer note 5)	(267)	(233)

Total	3,146	3,193

a)	Interest rate of 7.87% (31 March 2021: 7.71%) was used to determine the amount of general borrowing costs eligible for capitalisation in respect of qualifying asset for the year ended 31 March 2022.
b)	Includes interest expense on lease liabilities for the year ended 31 March 2022 is ₹7 crore (31 March 2021: ₹14 crore)..

33	Other expenses*

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Cess on crude oil	1,568	906
Royalty	375	246
Consumption of stores and spare parts	908	710
Repairs to plant and equipment	512	384
Carriage	1,359	558
Mine Expenses	257	256
Net loss on foreign currency transactions and translations	134	281
Other Selling Expenses	1	2
Repairs to building	67	43
Insurance	98	80
Repairs others	88	76
Loss on sale/discard of property, plant and equipment (net)	—	28
Rent [d]	17	26
Rates and taxes	8	8
Exploration costs written off (Refer note 5)	—	6
Directors sitting fees and commission	4	5
Remuneration to Auditors [a]	11	15
Provision for doubtful advances/ expected credit loss	233	125
Bad debts written off	6	4
Share of expenses in producing oil & gas	1,472	1,149
Donation [b]	130	12
Miscellaneous expenses [c]	3,134	2,205
Less: Cost allocated/directly booked in Joint ventures	(331)	(275)

Total	10,051	6,850

*	Net of recoveries of ₹79 crore (31 March 2021: ₹57 crore) from subsidiaries.

(a)	Remuneration to auditors comprises:

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Payment to auditors
For statutory audit (including quarterly reviews)	6	7
For overseas reporting	4	5
For certification and other attest services	0	3
For other services	1	0
For reimbursement of expenses	0	0

Total	11	15

Integrated Report and Annual Accounts 2021-22      393

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

(b)	Includes contributions through electoral bonds of ₹123 crore (31 March 2021: Nil).
(c)	Includes Corporate social responsibility expenses of ₹138 crore (31 March 2021: ₹39 crore) as detailed in note 42(a).
(d)	Rent represents expense on short-term/low value leases.

34	Exceptional items

						(₹ in crore)
	Year ended 31 March 2022			Year ended 31 March 2021
Particulars	Exceptional items	Tax effect of Exceptional items	Exceptional items after tax	Exceptional items	Tax effect of Exceptional items	Exceptional items after tax
Property, plant and equipment, exploration intangible assets under development, capital work-in-progress and other assets (impaired)/ reversal or (written off)/written back in:
- Oil & Gas
1) Exploration wells written off [a]	(1,412)	493	(919)	—	—	—
2) Reversal of previously recorded impairment [b]	1,370	(479)	891	—	—	—
- Aluminium [c]	(125)	44	(81)	(181)	63	(118)
- Unallocated [f]	(24)	8	(16)	—	—	—
Provision for legal disputes (including change in law), force majeure and similar incidences in:
- Copper [d]	(54)	19	(35)	(51)	18	(33)
- Aluminium [e]	(73)	26	(47)	—	—	—

Total	(318)	111	(207)	(232)	81	(151)

(a)

During the year, the Company has continued with exploration and appraisal work programme in its PSC block RJON-90/1 block and RSC blocks awarded under OALP (Open Acreage Licensing Policy). Based on the outcome of such exploration and appraisal activities, an amount of ₹1,412 crore towards unsuccessful exploration cost has been charged off to the statement of profit and loss during the year, as these have proven to be either technically or commercially unviable.

(b)	During the year ended 31 March 2022, the Company has recognised an impairment reversal of ₹1,370 crore on its assets in the oil and gas segment comprising:

i)

Impairment reversal of ₹1,254 crore relating to Rajasthan oil and gas block (“CGU”) mainly due to increase in crude price forecast. Of this reversal, ₹850 crore impairment reversal has been recorded against oil and gas producing facilities and ₹404 crore impairment charge has been recorded against exploration intangible assets under development.

The recoverable amount of the Company’s share in Rajasthan Oil and Gas cash generating unit “RJ CGU” was determined to be ₹5,406 crore (US$ 715 million) as at 31 March 2022.

The recoverable amount of the RJ CGU was determined based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on the Company’s view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US$ 86 per barrel for the next one year (and tapers down to long-term nominal price of US$ 68 per barrel three years thereafter derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2% per annum. The cash flows are discounted using the post-tax nominal discount rate of 9.88% derived from the post-tax weighted average cost of capital after factoring in the risks ascribed to PSC extension including successful implementation of key growth projects. Based on the sensitivities carried out by the Company, change in crude price assumptions by US$ 1/bbl and changes to discount rate by 1% would lead to a change in recoverable value by ₹102 crore (US$ 13 million) and ₹159 crore (US$ 21 million) respectively.

394      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

ii)	Impairment reversal of ₹116 crore relating to KG-ONN-2003/1 CGU mainly due to increase in crude price forecast and increase in recoverable reserves.

The recoverable amount of the Company’s share in this CGU was determined to be ₹208 crore (US$ 27 million) based on fair value less cost of disposal approach as described in above paragraph. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US$ 86 per barrel for the next one year and tapers down to long-term nominal price of US$ 68 per barrel three years thereafter derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2% per annum. The cash flows are discounted using the post-tax nominal discount rate of 10.63%. The sensitivities around change in crude price assumptions and discount rate are not material to the financial statements.

(c)

In relation to a mine in Aluminium business of the Company, the Company had deposited ₹125 crore with the Government of India. Thereafter, the MoEF&CC and the Hon. Supreme Court declared the mining project inoperable on environmental grounds. Later, in 2017, the mining license lapsed. Thereafter, the Company has sent several communications to the authorities requesting a refund of the amount paid. Although several positive deliberations happened, the Company is yet to receive the amount. Accordingly, the deposit has been fully provided for during the current year.

(d)

A provisional liquidator (‘PL’) was appointed to manage the affairs of Konkola Copper Mines plc (KCM) on 21 May 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity majority owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian courts and have also commenced arbitration against ZCCM-IH, consistent with their position that arbitration is the agreed dispute resolution process, together with an application to the South African courts to stay the winding up proceedings consistent with the agreement to arbitrate.

Meanwhile, KCM has not been supplying goods to the Company and/ or its subsidiaries, which it was supposed to as per the terms of the advance. The Company has recognised provisions for expected credit losses of ₹54 crore during the year (31 March 2021: ₹51 crore). As of 31 March 2022, the Company carries provisions of ₹105 crore (31 March 2021: ₹51 crore). Consequently, receivables from KCM as at 31 March 2022 are Nil (31 March 2021: ₹51 crore).

(e)

In December 2021, MoEF&CC has notified guidelines for thermal power plants for disposal of fly ash and bottom ash produced during power generation process. Effective 01 April 2022, the notification has introduced a three-year cycle to achieve average ash utilisation of 100 per cent. The first three-year cycle is extendable by another one year or two years where ash utilisation percentage is in the range of 60-80 per cent or less than 60 per cent, respectively. Further, unutilised accumulated ash, i.e. legacy fly ash stored with such power plants prior to the date of this notification is required to be utilised fully over a ten year period with minimum twenty percent, thirty percent and fifty percent utilisation of annual ash generation in year 1, year 2 and years 3-10 respectively. Such provisions are not applicable where ash pond or dyke has stabilised and the reclamation has taken place with greenbelt or plantation. The Company has performed detailed evaluations for its obligations under this notification and has recorded ₹73 crore as an exceptional item for the year ended 31 March 2022, towards estimated costs of legacy fly ash utilisation including reclamation costs.

(f)

During the year ended 31 March 2022, the Company has recognised a loss of ₹ 24 crore relating to certain items of capital work-in-progress at one of its closed unit in Gujarat, which are no longer expected to be used.

Integrated Report and Annual Accounts 2021-22      395

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

35	Tax expense

(a)	Tax charge/(credit) recognised in profit or loss (including on exceptional items)

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Current tax:
Current tax on profit for the year	3,505	104
Current tax – special items	(281)

Total Current Tax (a)	3,224	104

Deferred tax:
Origination and reversal of temporary differences	(1,023)	3,138
Charge in respect of exceptional items (Refer Note 34)	170	(81)

Total Deferred Tax (b)	(853)	3,057

Net tax charge/(benefit) (a+b)	2,371	3,161

Profit/(Loss) before tax	19,616	13,664

Effective income tax rate (%)	12%	23%

Tax expense/(benefit)

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Tax effect on exceptional items	(111)	(81)
Tax expense/(benefit) - others	2,482	3,242

Net tax charge/ (benefit)	2,371	3,161

(b)	A reconciliation of income tax expense/(credit) applicable to profit/(loss) before tax at the Indian statutory income tax rate to recognised income tax expense for the year indicated are as follows:

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Profit/(Loss) before tax	19,616	13,664
Indian statutory income tax rate	34.944%	34.944%
Tax at statutory income tax rate	6,855	4,775
Non-taxable income	(4)	(20)
Deduction u/s 80M	(2,736)	(1,173)
Tax holidays	(1,702)	(3)
Change in deferred tax balances due to change in tax law	(71)	(410)
Other permanent differences	29	(8)

Total	2,371	3,161

Certain businesses of the Company are eligible for specified tax incentives which are included in the table above as tax holidays and similar exemptions. These are briefly described as under:

The location based exemption: SEZ Operations

In order to boost industrial development and exports, provided certain conditions are met, profits of undertaking located in Special Economic Zone (‘SEZ’) may benefit from tax holiday. Such tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, 50% of profits for five years thereafter and 50% of the profits for further five years provided the amount allowable in respect of deduction is credited to Special Economic Zone Re-Investment Reserve account. However, such undertaking would continue to be subject to the Minimum Alternative tax (‘MAT’).

The Company has setup SEZ Operations in its aluminium division where such benefit has been drawn.

396      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Sectoral Benefit – Power Plants

To encourage the establishment of certain power plants, provided certain conditions are met, tax incentives exist to exempt 100% of profits and gains for any ten consecutive years within the 15 years period following commencement of the power plant’s operation subject to certain conditions under Section 80IA of the Income tax Act, 1961. However, such undertakings generating power would continue to be subject to the MAT provisions.

The Company has set up 80IA operations at Aluminium division and iron ore division where such benefit has been drawn.

(c)	Deferred tax assets/liabilities

The Company has accrued significant amounts of deferred tax. The majority of the deferred tax liability represents accelerated tax relief for the depreciation of property, plant and equipment, net of unused tax credit in the form of MAT credits carried forward. Significant components of deferred tax (assets) & liabilities recognised in the balance sheet are as follows:

Significant components of deferred tax (assets) and liabilities recognised in the Balance Sheet are as follows :

For the year ended 31 March 2022

						(₹ in crore)
Significant components of Deferred tax (assets) & liabilities	Opening balance as at 01 April 2021	Charged / (credited) to statement of profit or loss	Charged / (credited) to other comprehensive income	Exchange difference transferred to translation of foreign operation	Charged / (credited) to equity	Closing balance as at 31 March 2022
Property, Plant and Equipment	3,848	471	—	7	—	4,326
Voluntary retirement scheme	—	1	—	—	—	1
Employee benefits	15	(9)	(8)	—	10	7
Fair valuation of derivative asset/liability	(23)	—	0	—	—	(23)
Fair valuation of other asset/liability	(36)	(0)	—	—	—	(36)
MAT credit entitlement	(3,701)	(1,122)	—	—	(16)	(4,839)
Other temporary differences	(436)	(194)	75	—	—	(555)

Total	(333)	(853)	66	7	(6)	(1,118)

For the year ended 31 March 2021

						(₹ in crore)
Significant components of Deferred tax (assets) & liabilities	Opening balance as at 01 April 2020	Charged / (credited) to statement of profit and loss	Charged / (credited) to other comprehensive income	Exchange difference transferred to translation of foreign operation	Charged / (credited) to equity	Closing balance as at 31 March 2021
Property, Plant and Equipment	4,143	(308)	—	13	—	3,848
Voluntary retirement scheme	(1)	1	—	—	—	—
Employee benefits	(21)	2	2	—	32	15
Fair valuation of derivative asset/liability	(16)	—	(7)	—	—	(23)
Fair valuation of other asset/liability	85	(121)	—	—	—	(36)
Unused tax asset MAT credit entitlement	(3,600)	(101)	—	—	—	(3,701)
Unabsorbed depreciation and tax losses	(3,652)	3,652	—	—	—	—
Other temporary differences	(402)	(68)	34	—	—	(436)

Total	(3,464)	3,057	29	13	32	(333)

Integrated Report and Annual Accounts 2021-22      397

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Recognition of deferred tax assets on MAT credit entitlement is based on the Company’s present estimates and business plans as per which the same is expected to be utilised within the stipulated fifteen year period from the date of origination. (Refer Note 3(c)(A)(ii))

In addition to the above, the Company has not recognised deferred tax asset on deductible temporary differences aggregating to ₹3,393 crore (31 March 2021: ₹3,393 crore) on account of impairment of investment in subsidiaries as the realisation of the same is not reasonably certain.

(d)	Non-current tax assets

Non-current tax assets of ₹1,800 crore and ₹1,787 crore as at 31 March 2022 and 31 March 2021 respectively mainly represents income tax receivable from Indian tax authorities by Vedanta Limited relating to the refund arising consequent to the Scheme of Amalgamation & Arrangement made effective in August 2013 pursuant to approval by the jurisdiction High Court and receivables relating to matters in tax disputes including tax holiday claim.

36	Earnings per equity share (EPS)

	(₹ in crore, except otherwise stated)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Profit after tax attributable to equity share holders for Basic and Diluted EPS	17,245	10,503
Weighted Average no. of equity shares outstanding during the year for Basic and Dilutive EPS (in crore)	372	372
Basic and Diluted Earnings per share (in ₹)	46.36	28.23
Nominal value per share (in ₹)	1.00	1.00

37	Dividends

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Amounts recognised as distributions to equity shareholders:
Interim dividend (31 March 2022: ₹13.00/-, ₹13.50/- and ₹18.50/- per share, 31 March 2021: ₹9.50/- per share)	16,689	3,519

Total	16,689	3,519

Subsequent to the balance sheet date, the Board of Directors of the Company in their meeting held on 28 April 2022 have approved first interim dividend of ₹31.50 per equity share, i.e. 3,150% on face value of ₹1/- per equity share for FY 2022-23 amounting to ₹11,710 crore.

38	Commitments, contingencies and guarantees

A.	Commitments

The Company has a number of continuing operational and financial commitments in the normal course of business including:

•	Exploratory mining commitments;

•	Oil and gas commitments;

•	Mining commitments arising under production sharing agreements; and

•	Completion of the construction of certain assets.

Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Oil & Gas sector
Cairn India	1,211	855
Aluminium sector
Lanjigarh Refinery (Phase II)	2,861	1,188
Jharsuguda 1.25 MTPA smelter	1,577	463
Copper sector
Tuticorin Smelter 400 KTPA*	3,051	2,995
Others	929	705

Total	9,629	6,206

*	currently contracts are under suspension under the force majeure clause as per the contract.

398      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Committed work programme (Other than capital commitment)

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Oil & Gas sector
Cairn India (OALP—New Oil and Gas blocks)	5,615	5,625

Other Commitments

The Power Division of the Company has signed a long-term power purchase agreement (PPA) with GRIDCO Limited for supply of 25% of power generated from the power station with additional right to purchase power (5%/7%) at variable cost as per the conditions referred to in PPA. The PPA has a tenure of twenty five years, expiring in FY 2037. However, the Company has received an order from OERC dated 05 October 2021 for conversion of Independent Power Plant (“IPP”) to Captive Power Plant (“CPP”) w.e.f. from 01 January 2022 subject to certain terms and conditions.

Based on the OERC order dated 19 February 2022, the Company has been directed to supply power to GRIDCO from 19 February 2022 to 31 March 2022. The Company resumed supplying power to GRIDCO from 01 April 2022 as per GRIDCO requisition of power.

B.	Guarantees

The aggregate amount of indemnities and other guarantees on which the Company does not expect any material losses was ₹17,045 crore (31 March 2021: ₹16,355 crore). The Company has given guarantees in the normal course of business as stated below:

a)

Guarantees and bonds advanced to the customs authorities in India of ₹470 crore relating to the export and payment of import duties on purchases of raw material and capital goods (31 March 2021: ₹632 crore).

b)	Guarantees issued for Company’s share of minimum work programme commitments of ₹2,881 crore (31 March 2021: ₹2,889 crore).

c)	Guarantees of ₹61 crore (31 March 2021: ₹79 crore) issued under bid bond.

d)

Bank guarantees of ₹115 crore (31 March 2021: ₹115 crore) has been provided by the Company on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

e)

The Company has given corporate guarantees, bank guarantees and also assigned its bank limits to other group companies primarily in respect of certain short-term and long-term borrowings amounting to ₹11,631 crore (31 March 2021: ₹11,016 crore). Refer Note 39.

f)

Other guarantees worth ₹1,888 crore (31 March 2021: ₹1,624 crore) issued for securing supplies of materials and services, in lieu of advances received from customers, litigation, for provisional valuation of custom duty and also to various agencies, suppliers and government authorities for various purposes. The Company does not anticipate any liability on these guarantees.

C.	Export Obligations

The Company has export obligations of ₹831 crore (31 March 2021: ₹285 crore) on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance Licence Scheme for the import of raw material laid down by the Government of India.

In the event of the Company’s inability to meet its obligations, the Company’s liability would be ₹192 crore (31 March 2021: ₹46 crore) reduced in proportion to actual exports, plus applicable interest.

The Company has given bonds of ₹224 crore (31 March 2021: ₹50 crore) to custom authorities against these export obligations.

D.	Contingent Liabilities

The Company discloses the following legal and tax cases as contingent liabilities:

a)	Ravva Joint Operations arbitration proceedings

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry).

Integrated Report and Annual Accounts 2021-22      399

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award).

The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Company’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e. Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on 28 February 2019 and the Federal Court dismissed GOI’s leave to appeal. The Company has also filed for the enforcement of the Partial Award and Final Award before the Hon’ble Delhi High Court. The matter is currently being heard.

While the Company does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, Company would be liable for approximately ₹484 crore (US$ 64 million) plus interest. (31 March 2021: ₹469 crore (US$ 64 million) plus interest).

b)	Proceedings related to the imposition of entry tax

The Company challenged the constitutional validity of the local statutes and related notifications in the states of Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the respective states from outside. Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. Post a detailed hearing, although the bench rejected the compensatory nature of tax as a ground of challenge, it maintained status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

Following the order of the nine judge bench, the regular bench of the Supreme Court heard the matters and remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by the regular bench of the Supreme Court. Following the order of the Supreme Court, the Company filed writ petitions in respective High Courts.

On 09 October 2017, the Supreme Court has held that states have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgement, imported goods will rank pari passu with domestic goods for the purpose of levy of Entry tax. The Company has amended its appeal (writ petitions) in Odisha to include imported goods as well.

The issue pertaining to the levy of entry tax on the movement of goods into a Special Economic Zone (SEZ) remains pending before the Odisha High Court. The Company has challenged the levy of entry tax on any movement of goods into SEZ based on the definition of ‘local area’ under the Odisha Entry Tax Act which is very clear and does not include a SEZ. In addition, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated 22 August 2016, exempted the entry tax levy on SEZ operations.

The total claims including interest and penalty against the Company (net of provisions made) are ₹774 crore (31 March 2021: ₹642 crore). Consequential interest after the date of order amounts to ₹530 crore (31 March 2021: ₹501 crore).

c)	Miscellaneous disputes – Income tax

The Company is involved in various tax disputes amounting to ₹543 crore (31 March, 2021: ₹528 crore) relating to income tax for the periods for which initial assessments have been completed. These mainly relate to the disallowance of tax holiday for 100% Export Oriented Undertaking under Section 10B of the Income Tax Act, 1961, disallowance of tax holiday benefit on production of gas under Section 80IB of the Income Tax Act, 1961, on account of depreciation disallowances under the Income Tax Act and interest thereon which are pending at various appellate levels.

The Company believes that these disallowances are not tenable and accordingly no provision is considered necessary.

400      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

d) Miscellaneous disputes – Others

The Company is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and others. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s returns or other claims.

The approximate value of claims (excluding the items as set out separately above) against the Company totals to ₹2,500 crore (31 March 2021: ₹2,596 crore).

Based on evaluations of the matters and legal advice obtained, the Company believes that it has strong merits in its favour. Accordingly, no provision is considered at this stage.

Except as described above, there are no pending litigations which the Company believes could reasonably be expected to have a material adverse effect on the results of operations, cash flows or the financial position of the Company.

39	Related Party Disclosures

List of related parties and relationships

A. Entities controlling the Company (Holding Companies)
Volcan Investments Limited
Volcan Investments Cyprus Limited

Intermediate Holding Companies
Vedanta Resources Limited
Finsider International Company Limited (a)
Richter Holdings Limited (a)
Twin Star Holdings Limited (a)
Vedanta Resources Cyprus Limited (a)
Vedanta Resources Finance Limited (a)
Vedanta Resources Holdings Limited (a)
Welter Trading Limited (a)
Westglobe Limited (a)
Vedanta Holdings Mauritius II Limited (a)
Vedanta Holdings Mauritius Limited (a)
Vedanta Holdings Jersey Limited (a)
Vedanta Netherlands Investments BV (a)
Vedanta UK Investments Limited (a)

B. Fellow Subsidiaries
(with whom transactions have taken place)
Sterlite Iron and Steel Company Limited
Sterlite Technologies Limited
Sterlite Power Transmission limited
Twin Star Technologies Limited

C. Associates and Joint ventures (Refer note 41)
(With whom transaction have taken place)
Gaurav Overseas Private Limited

D. Subsidiaries

Amica Guesthouse (Proprietary) Limited
AvanStrate Inc, Japan
AvanStrate Korea Inc, Korea
AvanStrate Taiwan Inc, Taiwan
Bharat Aluminium Company Limited

Black Mountain Mining (Proprietary) Limited
Bloom Fountain Limited
Cairn Energy Gujarat Block 1 Limited
Cairn Energy Hydrocarbons Limited
Cairn India Holdings Limited
Cairn Lanka (Private) Limited
Cairn South Africa (Pty) Limited (b)
CIG Mauritius Holdings Private Limited (b)
CIG Mauritius Private Limited (b)
Copper Mines of Tasmania (Proprietary) Limited
Desai Cement Company Private Limited (c)
ESL Steel Limited
Fujairah Gold FZC
Goa Sea Port Private Limited
Hindustan Zinc Limited
Killoran Lisheen Finance Limited
Killoran Lisheen Mining Limited
Lakomasko BV
Lisheen Milling Limited
Lisheen Mine Partnership
Malco Energy Limited
Maritime Ventures Private Limited
Monte Cello BV
Namzinc (Proprietary) Limited
Paradip Multi Cargo Berth Private Limited
Sesa Mining Corporation Limited
Sesa Resources Limited
Skorpion Mining Company (Proprietary) Limited
Skorpion Zinc (Proprietary) Limited
Sterlite Ports Limited
Talwandi Sabo Power Limited
Thalanga Copper Mines (Proprietary) Limited
THL Zinc Holding BV
THL Zinc Limited
THL Zinc Ventures Limited
THL Zinc Namibia Holdings (Proprietary) Limited
Vedanta Exploration Ireland Limited

Integrated Report and Annual Accounts 2021-22      401

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Vedanta Lisheen Holdings Limited Vedanta Lisheen Mining Limited Vizag General Cargo Berth Private Limited
Western Cluster Limited
Ferro Alloys Corporation Limited
FACOR Power Limited
Facor Realty and Infrastructure Limited

E. Post retirement benefit plans

Sesa Group Employees Provident Fund

Sesa Group Employees Gratuity Fund and Sesa Group

Executives Gratuity Fund Sesa Group Executives Superannuation Scheme Fund

F.  Others (with whom transactions have taken place) Enterprises over which key management personnel/their relatives have control or significant influence.

Vedanta Foundation

Sesa Community Development Foundation

Vedanta Limited ESOS Trust

Cairn Foundation

Runaya Refining LLP

Janhit Electoral Trust

Caitlyn India Private Limited

(a)   These entities are subsidiary companies of VRL and VRL through its subsidiaries holds 69.68% in Vedanta Limited.

(b)   Liquidated during the current year.

(c)   Acquired during the current year.

Ultimate Controlling party

Vedanta Limited is a majority-owned and controlled subsidiary of Vedanta Resources Limited (‘VRL’). Volcan Investments Limited (‘Volcan’) and its wholly owned subsidiary together hold 100 % of the share capital and 100 % of the voting rights of VRL. Volcan is 100 % beneficially owned and controlled by the Anil Agarwal Discretionary Trust (‘Trust’). Volcan Investments Limited, Volcan Investments Cyprus Limited and other intermediate holding companies except VRL do not produce Group financial statements.

No funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person(s) or entity(ies), including foreign entities (“Intermediaries”) with the understanding, whether recorded in writing or otherwise, that the Intermediary shall lend or invest in party identified by or on behalf of the Company (Ultimate Beneficiaries). The Company has not received any fund from any party(s) (Funding Party) with the understanding that the Company shall whether, directly or indirectly lend or invest in other persons or entities identified by or on behalf of the Company (Ultimate Beneficiaries) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

I)	For the period ended 31 March 2022.

					(₹ in crore)
Particulars	Entities controlling the Company/Fellow subsidiaries	Associates	Subsidiaries	Others	Total
Income :
(i) Revenue from operations	1,176	—	1,831	2	3,009
(ii) Other Income
a) Interest and guarantee commission	11	—	103	—	114
b) Dividend income	1	—	7,828	—	7,829
c) Outsourcing service fees	4	—	—	—	4
d) Miscellaneous income	—	—	16	1	17
Expenditure and other transactions:
(i) Purchase of goods/services	75	—	682	46	803
(ii) Stock options expenses/(recovery)	—	—	(15)	—	(15)
(iii) Allocation of Corporate Expenses	—	—	131	—	131
(iv) Management and Brand Fees paid/(recovered) [c]	1,294	—	—	—	1,294
(v) Reimbursement for other expenses (net of recovery)	(0)	—	(45)	(0)	(45)
(vi) Corporate Social Responsibility expenditure/Donation	—	—	—	15	15

402      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

					(₹ in crore)
Particulars	Entities controlling the Company/Fellow subsidiaries	Associates	Subsidiaries	Others	Total
(vii) Contribution to Post retirement employee benefit trust	—	—	—	8	8
(viii) Sale/ (Purchase) of fixed assets	—	—	(96)	—	(96)
(ix) Dividend paid
-To Holding companies	11,346	—	—	6	11,352
-To key management personnel	—	—	—	0	0
-To relatives of key management personnel	—	—	—	1	1
(x) Commission/Sitting Fees
-To Independent directors	—	—	—	4	4
-To other key management personnel	—	—	—	1	1
(xi) Interest and guarantee commission expense[d]	127	—	51	—	178
(xii) Miscellaneous expenses	—	—	7	—	7
Transactions during the year:
a) Financial guarantees given	—	—	5,106	—	5,106
b) Financial guarantees relinquished	1	—	4,524	—	4,525
c) Banking Limits assigned/utilised/renewed/(relinquished) to/for group companies	—	—	—	—	—
d) Loans given during the year	0	—	383	—	383
e) Loans repaid during the year[a]	—	—	567	99	666
f) Investments made/(redeemed) during the year	—	0	(0)	—	0
f) Short-term borrowings taken/(repaid) during the year	—	—	(200)	—	(200)
Balances as at period end:
a) Trade Receivables	10	—	27	—	37
b) Loans given	—	—	518	178	696
c) Other receivables and advances	145	9	224	2	380
d) Trade Payables	48	—	9	17	74
e) Other payables	123	—	34	20	177
f) Financial guarantee given	—	—	11,567	—	11,567
g) Banking Limits assigned/utilised to/for group companies[b]	115	—	62	—	177
h) Sitting fee, Commission and consultancy fees payable
-To Independent directors	—	—	—	3	3
-To key management personnel	—	—	—	0	0

a)	The Company reduced its loan receivable from Vedanta Limited ESOS Trust by ₹99 Crore on exercise of stock options by employees during the year ended 31 March 2022.
b)

Bank guarantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.

c)

In 2017, the Company had executed a three year brand license agreement (“the Agreement”) with Vedanta Resources Ltd (‘VRL’) for the use of brand ‘Vedanta’ which envisaged payment of brand fee to VRL at 0.75% of turnover of the Company. During the year ended 31 March 2021, the Agreement was renewed between the parties and certain additional services were also agreed to be provided by VRL. Based on updated benchmarking analysis conducted by independent experts, the brand and strategic service fee was re-negotiated at 2% of turnover of the Company.

Integrated Report and Annual Accounts 2021-22      403

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Accordingly, the Company has recorded an expense of ₹1,236 crore (31 March 2021: ₹728 crore) for the year ended 31 March 2022. During the current year, the Agreement was reviewed to extend for a further period of fifteen years.

The Company usually pays such fee in advance at the beginning of the year, based on its estimated annual turnover.

d)

Vedanta Resources Limited (“VRL”), as a parent company, has provided financial and performance guarantee to the Government of India for erstwhile Cairn India group’s (“Cairn”) obligations under the Production Sharing Contract (‘PSC’) provided for onshore block RJ-ON-90/1, for making available financial resources equivalent to Cairn’s share for its obligations under the PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn is unable to fulfil its obligations under the PSC.

During the year ended 31 March 2021, the Board of Directors of the Company approved a consideration to be paid for this guarantee at an annual charge of 1.2% of net exploration and development spend, subject to a minimum annual fee of ₹37 Crore ($5 million), applicable from April 2020 onwards to be paid in ratio of participating interests held equally by the Company and its step-down subsidiary, Cairn Energy Hydrocarbons Ltd (“CEHL”).

Similarly, VRL has also provided financial and performance guarantee to the Government of India for the Company’s obligations under the Revenue Sharing Contract (‘RSC’) in respect of 51 Blocks awarded under the Open Acreage Licensing Policy (“OALP”) by the Government of India. During the year ended 31 March 2021, the Board of Directors of the Company approved a consideration to be paid for this guarantee consisting of one-time charge of ₹183 crore ($25 million), i.e., 2.5% of the total estimated cost of initial exploration phase of approx. ₹7,330 Crore ($1 billion) and an annual charge of 1% of spend, subject to a minimum fee of ₹74 Crore ($10 million) and maximum fee of ₹148 Crore ($20 million) per annum.”

Accordingly, the Company has recorded a guarantee commission expense of ₹127 Crore ($17 million) (31 March 2021: ₹133 crore) for the year ended 31 March 2022 and ₹126 Crore ($17 million) (31 March 2021: ₹161 Crore) is outstanding as a pre-payment.

e)

During March 2022, the Company has executed a Power Delivery Agreement (‘PDA’) with Serentica Renewables India 3 Private Limited (‘Serentica’), a fellow subsidiary created by Volcan Investments Limited for building a renewable energy power project (“the Project”) of approximately 180 MW, on a group captive basis. Under the terms of the PDA, the Company is expected to infuse equity of approximately ₹230 Crore for twenty six percent stake in Serentica for procuring renewable power over twenty five years from the date of commissioning of the Project. No significant project-related activities have been carried out subsequent to signing of the PDA.

Remuneration of key management personnel

(₹ in crore)
Particulars	For the year ended 31 March 2022
Short-term employee benefits	34
Post employment benefits [f]	1
Share based payments	1

36

f)	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

I)	For the year ended 31 March 2021

				(₹ in crore)
Particulars	Entities controlling the company/Fellow Subsidiaries	Subsidiaries	Others	Total
Income:
(i) Revenue from operations	660	792	—	1,452
(ii) Other Income
a) Interest and guarantee commission	14	113	—	127
b) Dividend income	2	10,369	—	10,371
c) Outsourcing service fees	4	—	—	4

404      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

				(₹ in crore)
Particulars	Entities controlling the company/Fellow Subsidiaries	Subsidiaries	Others	Total
Expenditure and other transactions:
(i) Purchase of goods/services	76	592	28	697
(ii) Stock options expenses/(recovery)	—	(21)	—	(21)
(iii) Allocation of Corporate Expenses	—	96	—	96
(iv) Management and Brand Fees paid/(recovered)	766	—	—	766
(v) (Recovery of)/ Reimbursement to/for other expenses	(13)	96	(0)	83
(vi) Corporate Social Responsibility expenditure/Donation	—	—	15	15
(vii) Contribution to Post retirement employee benefit trust	—	—	7	7
(viii) Sale/(Purchase) of fixed assets	—	(0)	—	(0)
(ix) Dividend paid.
- To Holding companies	1,770	—	0	1,770
- To key management personnel	—	—	0	0
- To relatives of key management personnel	—	—	0	0
(x) Commission/Sitting Fees
- To Independent directors	—	—	3	3
- To key management personnel	—	—	1	1
Transactions during the year:
a) Financial guarantees given	1	2,393	—	2,394
b) Financial guarantees relinquished	—	2,030	—	2,030
c) Banking Limits assigned/utilised/renewed/(relinquished) to/for group companies	—	(25)	—	(25)
d) Loans given during the year	0	601	—	601
e) Loans repaid during the year [a]	—	(1,672)	(57)	(1,729)
f) Short-term borrowings taken/(repaid) during the year	—	200	—	200
g) Sale of investment to Hindustan Zinc Limited	—	1,407	—	1,407
h) Security deposit received (net of repayment)	—	1,170	—	1,170
Balances as at year end:
a) Trade Receivables	46	17	—	63
b) Loans given	—	702	277	979
c) Other receivables and advances	166	220	2	388
d) Trade Payables	54	27	15	96
e) Other payables	96	1,307	15	1,418
f) Other Current liabilities- Advance from Customers	3	—	—	3
g) Financial guarantee given	1	10,953	—	10,954
h) Banking Limits assigned/utilised to/for group companies [b]	115	62	—	177
i) Commission and consultancy fees payable to KMP and their relatives	—	—	5	5
j) Short term borrowings	—	200	—	200

(a)	The Company reduced its loan receivable from Vedanta Limited ESOS Trust by ₹57 Crore on exercise of stock options by employees during the year ended 31 March 2021.
(b)

Bank guarantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.

(c)

During the previous year ended 31 March 2021, the Company had renewed loan provided to Sterlite Iron and Steel Company Limited to finance project in earlier years. The loan balance as at 31 March 2022 was ₹5 Crore (31 March 2021: ₹5 Crore). The loan is unsecured in nature and carries an interest rate of 7.15% per annum. The loan was due in March 2022 and the agreement was renewed for a further period of 12 months. During the previous year, the Company had recognised a provision of ₹16 Crore (Including accrued interest of ₹11 Crore) against said loan ₹5 Crore (31 March 2021: ₹5 Crore).

Integrated Report and Annual Accounts 2021-22      405

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Remuneration of key management personnel

(₹ in crore)
Particulars	For the year ended 31 March 2021
Short-term employee benefits	27
Post employment benefits [d]	1
Share based payments	0

28

d)	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

There are no outstanding debts or loans due from directors or other officers (as defined under Section 2(59) of the Companies Act, 2013) of the Company.

40	Subsequent events

There are no other material adjusting or non-adjusting subsequent events, except as already disclosed.

41	Interest in other entities

a)	Subsidiaries

The Group consists of a parent company, Vedanta Limited, incorporated in India and a number of subsidiaries held directly and indirectly by the Group which operate and are incorporated around the world. Following are the details of shareholdings in the subsidiaries.

					The Company’s/Immediate holding company’s percentage holding (in %)
Sl. No.	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	31 March 2022	31 March 2021

1	Cairn Energy India Pty Limited[1]	Exploration for and development and production of oil & gas	Australia	Cairn India Holdings Limited	—	—

2	Copper Mines of Tasmania Pty Limited (“CMT”)	Copper mining	Australia	Monte Cello BV	100.00	100.00

3	Thalanga Copper Mines Pty Limited (“TCM”)	Copper mining	Australia	Monte Cello BV	100.00	100.00

4	Bharat Aluminium Company Limited (“BALCO”)	Aluminium mining and smelting	India	Vedanta Limited	51.00	51.00

5	Desai Cement Company Private Limited(a)	Cement	India	Sesa Mining Corporation Limited	100.00	—

6	ESL Steel Limited	Manufacturing of Steel & DI Pipe	India	Vedanta Limited	95.49	95.49

7	FACOR Power Ltd[3]	Power generation	India	FACOR	90.00	90.00

8	Facor Realty and Infrastructure Limited (b)	Real estate	India	FACOR	100.00	100.00

9	Ferro Alloy Corporation Limited (FACOR)[3]	Manufacturing of Ferro Alloys and Mining	India	Vedanta Limited	100.00	100.00

10	Goa Sea Port Private Limited[4]	Infrastructure	India	Sterlite Ports Limited	100.00	100.00

11	Hindustan Zinc Alloys Private Limited (c)	Zinc Mining & Smelting	India	Vedanta Limited	64.92	—

12	Hindustan Zinc Limited (“HZL”)	Zinc mining and smelting	India	Vedanta Limited	64.92	64.92

13	MALCO Energy Limited (“MEL”)	Power generation	India	Vedanta Limited	100.00	100.00

14	Maritime Ventures Private Limited[4]	Infrastructure	India	Sterlite Ports Limited	100.00	100.00

15	Paradip Multi Cargo Berth Private Limited[4]	Infrastructure	India	Vedanta Limited	100.00	100.00

16	Sesa Mining Corporation Limited[4]	Iron ore mining	India	Sesa Resources Limited	100.00	100.00

406      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

					The Company’s/Immediate holding company’s percentage holding (in %)
Sl. No.	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	31 March 2022	31 March 2021

17	Sesa Resources Limited (“SRL”)	Iron ore mining	India	Vedanta Limited	100.00	100.00

18	Sterlite Ports Limited[4]	Infrastructure	India	Vedanta Limited	100.00	100.00

19	Talwandi Sabo Power Limited (“TSPL”)	Power generation	India	Vedanta Limited	100.00	100.00

20	Vedanta Zinc Football & Sports Foundation (j)	Sports Foundation	India	Hindustan Zinc Limited	64.92	—

21	Vizag General Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00

22	AvanStrate Inc. (‘ASI’)	Manufacturer of LCD glass substrate	Japan	Cairn India Holdings Limited	51.63	51.63

23	Cairn India Holdings Limited	Investment company	Jersey	Vedanta Limited	100.00	100.00

24	Western Cluster Limited	Iron ore mining	Liberia	Bloom Fountain Limited	100.00	100.00

25	Bloom Fountain Limited	Operating (Iron ore) and Investment Company	Mauritius	Vedanta Limited	100.00	100.00

26	CIG Mauritius Holdings Private Limited (d)	Investment Company	Mauritius	Cairn Energy Hydrocarbons Limited	100.00	100.00

27	CIG Mauritius Private Limited (d)	Investment Holding Company and to provide services and resources relevant to oil & gas exploration, production and development	Mauritius	CIG Mauritius Holdings Private Limited	100.00	100.00

28	THL Zinc Ltd	Investment company	Mauritius	THL Zinc Ventures Ltd	100.00	100.00

29	THL Zinc Ventures Limited	Investment company	Mauritius	Vedanta Limited	100.00	100.00

30	Amica Guesthouse (Proprietary) Limited	Accommodation and catering services	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00

31	Namzinc (Proprietary) Limited	Owns and operates zinc refinery	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00

32	Skorpion Mining Company Exploration, development, (Proprietary) Limited (‘NZ’)	production and sale of zinc ore	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00

33	Skorpion Zinc (Proprietary) Limited (‘SZPL’)	Operating (Zinc) and Investment Company	Namibia	THL Zinc Namibia Holdings (Proprietary) Limited	100.00	100.00

34	THL Zinc Namibia Holdings (Proprietary) Limited (“VNHL”)	Mining and Exploration and Investment company	Namibia	THL Zinc Ltd	100.00	100.00

35	Killoran Lisheen Finance Limited(e)	Investment company	Republic of Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

36	Killoran Lisheen Mining Limited	Development of a zinc/ lead mine	Republic of Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

37	Lisheen Milling Limited	Manufacturing (h)	Republic of Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

38	Lisheen Mine Partnership	Development and operation of a zinc/lead mine	Republic of Ireland	50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited	100.00	100.00

39	Cairn Energy Discovery Limited[1]	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	—	—

40	Vedanta Exploration Ireland Limited (e)	Exploration company	Republic of Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

41	Vedanta Lisheen Mining Limited	Zinc and lead mining	Republic of Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

Integrated Report and Annual Accounts 2021-22      407

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

					The Company’s/Immediate holding company’s percentage holding (in %)
Sl. No.	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	31 March 2022	31 March 2021

42	Cairn Exploration (No. 2) Limited[1]	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	—	—

43	Cairn Energy Gujarat Block 1 Limited	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00

44	Cairn Energy Hydrocarbons Limited	Oil and gas exploration, development and production	Scotland(f)	Cairn India Holdings Limited	100.00	100.00

45	Black Mountain Mining (Proprietary) Limited	Exploration, development, production and sale of zinc, lead, copper and associated mineral concentrates	South Africa	THL Zinc Ltd	74.00	74.00

46	Cairn South Africa Pty Limited(g)	Oil and gas exploration, development and production	South Africa	Cairn Energy Hydrocarbons Limited	—	100.00

47	AvanStrate Korea Inc	Manufacturer of LCD glass substrate	South Korea	Avanstrate (Japan) Inc.	100.00	100.00

48	Cairn Lanka Private Limited	Oil and gas exploration, development and production	Sri Lanka	CIG Mauritius Private Limited	100.00	100.00

49	AvanStrate Taiwan Inc.	Manufacturer of LCD glass substrate	Taiwan	Avanstrate (Japan) Inc.	100.00	100.00

50	Lakomasko BV	Investment company	The Netherlands	THL Zinc Holding BV	100.00	100.00

51	Monte Cello BV (“MCBV”)	Holding Company	The Netherlands	Vedanta Limited	100.00	100.00

52	THL Zinc Holding BV	Investment company	The Netherlands	Vedanta Limited	100.00	100.00

53	Vedanta Lisheen Holdings Limited	Investment company	The Netherlands	THL Zinc Holing BV	100.00	100.00

54	Fujairah Gold FZC	Manufacturing of Copper Rod and Refining of Precious Metals (Gold & Silver)	United Arab Emirates	Malco Energy Limited	100.00	100.00

55	Sterlite (USA) Inc.[1]	Investment company	United States of America	Vedanta Limited	—	100.00

(a)	Acquired on 15 November 2021
(b)	Passed a resolution for striking off on 08 March 2022
(c)	Incorporated on 17 November 2021
(d)	Under Liquidation
(e)	Dissolved on 09 June 2021
(f)	Principal place of business is in India
(g)	Cairn South Africa Pty Limited has been deregistered w.e.f. 06 April 2021.
(h)	Activity of the company ceased in February 2016 .
(i)	Liquidated on 20 December 2021.
(j)	Incorporated on 21 December 2021.
1	Cairn Exploration (No. 2) Limited and Cairn Energy Discovery Limited have been dissolved w.e.f. 22 September 2020 and Cairn Energy India (Pty) Ltd. was deregistered on 26 August 2020.
2	The Group also has interest in certain trusts which are neither significant nor material to the Group.
3	The Group has filed an application at NCLT Cuttack on 16 September 2021 for the merger of Ferro Alloy Corporation Limited (“FACOR”) and FACOR Power Limited.
4

The Group has filed an application at Mumbai NCLT on 25 September 2021 and at Chennai NCLT on 29 September 2021 for the merger of Maritime Ventures Private Limited, Sterlite Ports Limited, Paradip Multi Cargo Berth Private Limited, Goa Sea Port Private Limited with Sesa Mining Corporation Limited.

408      Vedanta Limited

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

b)	Joint operations

The Company participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

		(%) Participating Interest
Operating Oil & Gas blocks/fields Blocks	Area	As at 31 March 2022	As at 31 March 2021
Ravva block-Exploration, Development and Production	Krishna Godavari	22.50	22.50
CB-OS/2 – Exploration	Cambay Offshore	60.00	60.00
CB-OS/2 – Development & production	Cambay Offshore	40.00	40.00
RJ-ON-90/1 – Exploration	Rajasthan Onshore	50.00	50.00
RJ-ON-90/1 – Development & production	Rajasthan Onshore	35.00	35.00
KG-OSN-2009/3 – Exploration	Krishna Godavari Offshore	100.00	100.00
Non-Operating Blocks
KG-ONN-2003/1	Krishna Godavari Onshore	49.00	49.00

c)	Interest in associates and joint ventures

Set out below are the associates and joint ventures of the Company as at 31 March 2022 which, in the opinion of the management, are not material to the Company. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

			% Ownership interest
Sl. No.	Associates and Jointly controlled entities	Country of incorporation	As at 31 March 2022	As at 31 March 2021
1	Gaurav Overseas Private Limited	India	50.00	50.00
2	Raykal Aluminium Company Private Limited	India	24.50	24.50
3	Rampia Coal Mines and Energy Private Limited(a)	India	—	17.39
4	Madanpur South Coal Company Limited	India	17.62	17.62
5	Goa Maritime Private Limited	India	50.00	50.00
6	Rosh Pinah Health Care (Proprietary) Limited	Namibia	69.00	69.00
7	Gergarub Exploration and Mining (Pty) Limited	Namibia	51.00	51.00
8	RoshSkor Township (Pty) Limited	Namibia	50.00	50.00

(a)	Struck off by the Ministry of Corporate affairs on 19 April 2021.

42 (a) The Company has incurred an amount of ₹140 crore (31 March 2021: ₹39 crore) towards Corporate Social Responsibility (CSR) as per Section 135 of the Companies Act, 2013:

				(₹ in crore)
	Year ended 31 March 2022		Year ended 31 March 2021
Particulars	In Cash	Yet to be Paid in Cash	In Cash	Yet to be Paid in Cash
(a) Gross amount required to be spend by the Company during the year	37		17
(b) Amount approved by the Board to be spent during the year	138		45
(c) Amount spent on: *
i) Construction/acquisition of assets	—	—	—	—
ii) On purposes other than (i) above (for CSR projects)	126	12	21	18
Total	126	12	21	18

*	includes ₹15 crore (31 March 2021: ₹15 crore) paid to related party (Refer note 39).

Integrated Report and Annual Accounts 2021-22      409

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Amount of expense excess spent

Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Opening Balance	—	—
Amount required to be spent during the year	37	17
Amount spent during the year	138	39

Closing Balance	101	22

Balance of CSR provision/CSR expenses not yet paid in cash

Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Opening Balance	18	14
Provision made during the year	138	39
Payments made during the year	144	35

Closing Balance	12	18

Nature of CSR Expenses

Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Health and sanitation	14	16
Infrastructure development	7	9
Education sports and culture	17	9
Covid support and others	100	5

Total	138	39

(b)	Disclosures under Section 22 of the Micro, Small and Medium Enterprises Development Act, 2006

(₹ in crore)
Particulars		Year ended 31 March 2022	Year ended 31 March 2021
(i)	Principal amount remaining unpaid to any supplier as at the end of the accounting year	186	205
(ii)	Interest due thereon remaining unpaid to any supplier as at the end of the accounting year	9	4
(iii)	The amount of interest paid along with the amounts of the payment made to the	—	—
supplier beyond the appointed day
(iv)	The amount of interest due and payable for the year	—	—
(v)	The amount of interest accrued and remaining unpaid at the end of the accounting year	—	—
(vi)	The amount of further interest due and payable even in the succeeding year, until such date when the interest dues as above are actually paid	—	—

(c)	Loans and Advance(s) in the nature of Loan (Regulations 34 (3) and 53 (f) read together with Para A of Schedule V of the SEBI (Listing Obligations and Disclosure Requirements, 2015):

					(₹ in crore)
(a)	Name of the Company	Relationship	Balance as at 31 March 2022	Maximum Amount Outstanding during the year	Balance as at 31 March 2021
	Sesa Resources Limited	Wholly owned Subsidiary	74	89	68
	Sterlite Ports Limited	Wholly owned Subsidiary	4	4	4
	Sesa Mining Corporation Limited	Wholly owned Subsidiary	20	43	—
	ESL Steel Limited	Subsidiary	158	183	183
	Talwandi Sabo Power Limited	Wholly owned Subsidiary	75	75	—
	Ferro Alloys Corporation Limited	Wholly owned Subsidiary	22	22	22
	Malco Energy Limited	Wholly owned Subsidiary	147	147	—
	Vizag General Cargo Berth Private Limited	Wholly owned Subsidiary	19	425	425
	Paradip Multi Cargo Berth Private Limited	Wholly owned Subsidiary	0	0	0

410      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

1.	None of the loanee have made, per se, investment in the shares of the Company.

2.	Investments made by Sterlite Ports Limited in Maritime Ventures Private Limited - 10,000 equity shares and Goa Sea Port - 50,000 equity shares

Investments made by Sesa Resources Limited in Sesa Mining Corporation Limited – 11,50,000 equity shares, Goa Maritime Private Limited – 5,000 Shares, Sterlite Ports Limited – 2,50,000 shares, and PMCB – 10,000 shares Investment made by Sesa Mining Corporation Limited in Desai Cement Company Private Limited – 18,52,646 shares”

3.

Includes Nil (31 March 2021: ₹497 Crore) of loans given to related parties which are repayable on demand which constitues NIL (31 March 2021: 71%) of the total loans and advances in the nature of loans.

(d)	The Company does not have any material transactions with companies struck off as per the Companies Act, 2013.

43	Financial ratios are as follows:

Ratio		As at 31 March 2022	As at 31 March 2021	% Variance
1	Current Ratio (in times)	0.80	0.79	1%
2	Debt-Equity Ratio (in times)	0.47	0.42	13%
3	Debt Service Coverage Ratio (in times)	1.96	2.01	-2%
4	Return on Equity Ratio (%)[a]	23%	15%	55%
5	Inventory turnover Ratio (in times)[b]	6.41	5.10	26%
6	Trade Receivables turnover Ratio (in times)[c]	20.81	16.15	29%
7	Trade payables turnover Ratio (in times)[d]	6.88	4.76	45%
8	Net capital turnover Ratio (in times)	*	*	*
9	Net profit Ratio (%)	28%	28%	-2%
10	Return on Capital employed (%)[e]	14%	6%	132%
11	Return on investment (%)[f]	0.06%	6.44%	-99%

*	Net working capital is negative.

Formulae for computation of ratios is as follows:

Ratio		Formula
1	Current Ratio (in times)	Current Assets/Current Liabilities (excluding current maturities of long-term borrowing)
2	Debt-Equity Ratio (in times)	Gross Debt/Equity
3	Debt Service Coverage Ratio (in times)	Income available for debt service/ (interest expense and principal payments of long term loans), where income available for debt service = Profit before exceptional items and tax + Depreciation, depletion and amortization expense + Interest expense
4	Return on Equity Ratio (%)	Net Profit after tax before exceptional items (net of tax)/ Total Equity
5	Inventory turnover Ratio (in times)	Revenue from operations less EBITDA/Average Inventory
6	Trade Receivables turnover Ratio (in times)	Revenue from operations/Average Trade Receivables
7	Trade payables turnover Ratio (in times)	Total Purchases/Average Trade Payables
8	Net capital turnover Ratio (in times)	Revenue from operations/Working capital (WC), where WC = Current Assets – Current Liabilities (excluding current maturities of long-term borrowing)
9	Net profit Ratio (%)	Net Profit after tax before exceptional items (net of tax)/Revenue from operations
10	Return on Capital employed (in times)	Earnings before interest and tax/ Average Capital Employed, where capital employed = Net Debt + Total Equity
11	Return on investment (%)	Income from investments carried at FVTPL/ Average current investments

Notes:

(a)	The Return on Equity Ratio has improved due to increase in net profits during the year.

(b)	The Inventory turnover Ratio has improved due to higher number of units sold during the year.

Integrated Report and Annual Accounts 2021-22      411

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

(c).	The Trade Receivables turnover Ratio has increased due to significant increase in revenue.
(d)	The Trade payables turnover Ratio has increased due to increase in input commodity costs during the year.
(e).	The Return on Capital employed has improved due to increase in earnings during the year.
(f)	The Return on investment has decreased as the Company has liquidated its investments during the year.

44	Oil & gas reserves and resources

The Company’s gross reserve estimates are updated atleast annually based on the forecast of production profiles, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. The estimates of reserves and resources have been derived in accordance with the Society for Petroleum Engineers “Petroleum Resources Management System (2018)”. The changes to the reserves are generally on account of future development projects, application of technologies such as enhanced oil recovery techniques and true up of the estimates. The management’s internal estimates of hydrocarbon reserves and resources at the year end, are as follows:

Particulars	Country	Gross proved and probable hydrocarbons initially in place (mmboe)		Gross proved and probable reserves and resources (mmboe)		Net working interest proved and probable reserves and resources (mmboe)
		As at	As at	As at	As at	As at	As at
		31 March 2022	31 March 2021	31 March 2022	31 March 2021	31 March 2022	31 March 2021
Rajasthan MBA Fields	India	2,307	2,307	230	266	81	93
Rajasthan MBA EOR	India	—	—	386	388	135	136
Rajasthan Block Other	India	3,603	3,603	390	470	136	164
Fields
Ravva Fields	India	704	704	23	27	5	6
CBOS/2 Fields	India	298	298	25	34	10	14
Other fields	India	826	352	98	44	82	26

Total		7,739	7,265	1,151	1,229	449	439

The Company’s net working interest proved and probable reserves is as follows:

	Proved and probable reserves		Proved and probable reserves (developed)
Particulars	Oil (mmstb)	Gas (bscf)	Oil (mmstb)	Gas (bscf)
Reserves as of 31 March 2020*	157	157	86	77
Additions/(revision) during the year	-6	-8	15	25
Production during the year	18	16	18	16

Reserves as of 31 March 2021**	134	133	84	87

Additions/(revision) during the year	-8	-8	2	-3
Production during the year	17	20	17	20

Reserves as of 31 March 2022***	108	106	69	64

*	Includes probable oil reserves of 67.78 mmstb (of which 12.36 mmstb is developed) and probable gas reserves of 59.36 bscf (of which 23.29 bscf is developed)
**	Includes probable oil reserves of 56.83 mmstb (of which 12.80 mmstb is developed) and probable gas reserves of 65.39 bscf (of which 27.22 bscf is developed)
***	Includes probable oil reserves of 78.48 mmstb (of which 18.15 mmstb is developed) and probable gas reserves of 75.98 bscf (of which 26.30 bscf is developed)

mmboe = million barrels of oil equivalent

mmstb = million stock tank barrels

bscf = billion standard cubic feet

1 million metric tonnes = 7.4 mmstb

1 standard cubic meter =35.315 standard cubic feet

MBA = Mangala, Bhagyam & Aishwarya

EOR = Enhanced Oil Recovery

412      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

45. Other matters

(a)

The Company purchases bauxite under long-term linkage arrangement with Orissa Mining Corporation Ltd (hereafter referred as “OMC”) at provisional price of ₹1,000/MT from October 2020 onwards based on interim order dated 08 October 2020 of the Hon’ble High Court of Odisha, which is subject to final outcome of the writ petition filed by the Group.

The last successful e-auction based price discovery was done by OMC in April 2019 at ₹673/MT and supplied bauxite at this rate from September 2019 to September 2020 against an undertaking furnished by the Company to compensate any differential price discovered through future successful national e-auctions. Though OMC conducted the next e-auction on 31 August 2020 with floor price of ₹1,707/MT determined on the basis of Rule 45 of Minerals Concession Rules, 2016 (hereafter referred as the ‘Rules’), no bidder participated at that floor price and hence the auction was not successful. However, OMC raised demand of ₹281 crore on the Company towards differential pricing and interest for bauxite supplied till September 2020 considering the auction base price of ₹1,707/MT.

The Company had then filed a writ petition before Hon’ble High Court of Odisha in September 2020, which issued an interim Order dated 08 October 2020 directing that the petitioner shall be permitted to lift the quantity of bauxite mutually agreed on payment of ₹1,000/MT and furnishing an undertaking for the differential amount, subject to final outcome of the writ petition.

OMC re-conducted e-auction on 09 March 2021 with floor price of ₹2,011/MT, which again was not successful. On 18 March 2021, Cuttack HC issued an order that the current arrangement of bauxite price @ ₹1,000/MT will continue for the FY 2021-22. Further, on 06 April 2022, the honourable Cuttack HC directed that the current arrangement will continue for the FY 2022-23 also.

Supported by legal opinions, management believes that the provisions of Rule 45 of the Rules are not applicable to commercial sale of bauxite ore and hence, it is not probable that the Company will have any financial obligation towards the aforesaid commitments over and above the price of ₹673/MT discovered vide last successful e-auction.

However, as an abundant precaution, the Company has recognised purchase of Bauxite from September 2019 onwards at the aforesaid rate of ₹1,000/MT.

(b) The Ministry of Environment, Forest and Climate Change (“MOEF&CC”) has revised emission norms for coal-based power plants in India. Accordingly, both captive and independent coal-based power plants in India are required to comply with these revised norms for reduction of sulphur oxide (SOx) emissions for which the current plant infrastructure is to be modified or new equipments have to be installed. The regulatory authorities vide notification dated 31 March 2021 have extended the timelines and Aluminium division of Vedanta Limited is now required to comply with the norms by December 2024.

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Sunil Duggal
Chartered Accountants	Executive Vice-Chairman and	Whole-Time Director and Group
ICAI Firm Registration No. 301003E/E300005	Whole-Time Director	Chief Executive Officer
	DIN 00006303	DIN 07291685

per Sudhir Soni	Ajay Goel	Prerna Halwasiya
Partner	Acting Group Chief Financial Officer	Company Secretary and Compliance Officer
Membership No. 41870	PAN AEAPG8383C	ICSI Membership No. A20856
Place: Mumbai	Place: New Delhi
Date: 28 April 2022	Date: 28 April 2022

Integrated Report and Annual Accounts 2021-22      413

Independent Auditor’s Report

To the Members of Vedanta Limited

Report on the Audit of the Consolidated Ind AS Financial Statements

Opinion

We have audited the accompanying consolidated Ind AS financial statements of Vedanta Limited (hereinafter referred to as “the Holding Company”), its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) its associates and joint ventures comprising of the consolidated Balance sheet as at March 31 2022, the consolidated Statement of Profit and Loss, including other comprehensive income, the consolidated Cash Flow Statement and the consolidated Statement of Changes in Equity for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as “the consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries, associates and joint ventures, the aforesaid consolidated Ind AS financial statements give the information required by the Companies Act, 2013, as amended (“the Act”) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group, its associates and joint ventures as at 31 March 2022, their consolidated profit including other comprehensive income, their consolidated cash flows and the consolidated statement of changes in equity for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated Ind AS financial statements in accordance with the Standards on Auditing (SAs), as specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the ‘Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements’ section of our report. We are independent of the Group, associates, joint ventures in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Emphasis of Matter

We draw attention to Note 3(c)(A)(iv) of the accompanying consolidated Ind AS financial statements, which describes the uncertainty arising out of the demands that have been raised on the Group, with respect to government’s share of profit oil by the Director General of Hydrocarbons and one of the pre-conditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. While the Government has granted permission to the Group to continue operations in the block till 14 May 2022 or signing of the PSC addendum, whichever is earlier, the Group, based on external legal advice, believes it is in compliance with the necessary conditions to secure an extension of this PSC and that the demands are untenable and hence no provision is required in respect of these demands. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements for the financial year ended 31 March 2022. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have determined the matters described below to be the key audit matters to be communicated in our report.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of audit procedures performed by us and by other auditors of components not audited by us, as reported by them in their audit reports furnished to us by the management, including those procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

414      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Key audit matters	How our audit addressed the key audit matter
Accounting and disclosure of transactions with the parent company and its affiliates (as described in note 42(I), 42(J), 42(K), 42(M) and 42(N) of the consolidated Ind AS financial statements)

The Group has undertaken transactions with Vedanta Resources Limited (‘VRL’), its parent company and its affiliates pertaining to novation of loans, payment of brand fee; obtaining guarantees and payment of consideration thereof

Accounting and disclosure of such related party transactions has been identified as a key audit matter due to a) Significance of such related party transactions; b) Risk of such transactions being executed without proper authorisations; c) Judgements and estimation involved in determination of fair value of loans and guarantees given and expected credit losses on subsequent measurement; and d) Risk of material information relating to such transactions not getting disclosed in the financial statements.

Our procedures included the following:

•   Obtained and read the Group’s policies, processes and procedures in respect of identification of such related parties, obtaining approval, recording and disclosure of related party transactions and identified key controls. For selected controls we have performed tests of controls.

•   Tested such related party transactions and balances with the underlying contracts, confirmation letters and other supporting documents provided by the Company.

•   Obtained and assessed the reports issued by experts engaged by the management for estimation of fair value of the loans on novation.

•   Tested the methodology adopted by the Group for determination of subsequent credit losses/(reversals) on such loans.

•   Engaged valuation experts to assist us in performing the said procedures.

•   Assessed the competence and objectivity of the external experts

•   Held discussions and obtained representations from the management in relation to such transactions.

•   Examined the approvals of the board and/or audit committee for modification of these transactions.

•   Read the disclosures made in this regard in the financial statements and assessing whether relevant and material information have been disclosed.

Recoverability of carrying value of property plant and equipment capital work-in-progress and exploration intangible assets under development (as described in note 3(a)(H), 3(c)(A)(i), 3(c)(A)(iii), (vii), 3(c)(A)(v) and 36 of the consolidated Ind AS financial statements)

As at 31 March 2022, the Group had significant amounts of property, plant and equipment, capital work-in-progress and exploration intangible assets under development which were carried at historical cost less depreciation.

We focused our efforts on the Cash Generating Unit (“CGU”) at (a) Tuticorin within the copper segment; and (b) Krishna Godavri block and the Rajasthan block within the oil & gas segment; as it had identified impairment / impairment reversal indicators.

Recoverability of property plant and equipment, capital work-in-progress, exploration intangible assets and investment being carried at cost has been identified as a key audit matter due to:

Our audit procedures included the following:

•   Obtained and read the Group’s policies, processes and procedures in respect of identification of impairment indicators, recording and disclosure of impairment charge / (reversal) and identified key controls. For selected controls we have performed tests of controls.

•   Assessed through an analysis of internal and external factors impacting the Company, whether there were any indicators of impairment in line with Ind AS 36.

•   In relation to the CGU at (a) Tuticorin within the copper segment; and (b) Krishna Godavri block and the Rajasthan block within the oil & gas segment where impairment indicators were identified, obtained and evaluated the valuation models used to determine the recoverable amount by assessing the key assumptions used by management, which included:

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Key audit matters	How our audit addressed the key audit matter

•   The significance of the carrying value of assets being assessed.

•   The withdrawal of the Holding Company’s licenses to operate the copper plant.

•   The fact that the assessment of the recoverable amount of the Group’s CGU involves significant judgements about the future cash flow forecasts, start date of the plant and the discount rate that is applied.

•   The upward revision to brent oil assumptions up to 2030 due to increased demand.

•   Changes in production forecasts due to adjustments in the future reserve estimates

The key judgements and estimates centered on the likely outcome of the litigations, cash flow forecasts and discount rate assumptions. Details of impairment reversal amounting to ₹2,697 crore recognised are given in note 36 of the accompanying financial statements

-   Assessed management’s forecasting accuracy by comparing prior year forecasts to actual results and assessed the potential impact of any variances.

-   Corroborated the sales price assumptions used in the models against analyst consensus and assessing the reasonableness of costs.

-   Assessed Company’s reserves and resources estimation methods and policies and reading reports provided by management’s external reserves experts and assessed the scope of work and findings of these third parties.

-   Assessed the competence, capability and objectivity of Company’s external reserve experts; through understanding their relevant professional qualifications and experience.

-   Compared the production forecasts used in the impairment tests with management’s approved reserves and resources estimates.

-   Tested the weighted average cost of capital used to discount the impairment models.

-   Tested the integrity of the models together with their clerical accuracy.

-   Assessed the implications of withdrawal of Company’s license to operate the copper plants. Inspected the external legal opinions in respect of the merits of the case and assessed management’s position through discussions with the legal counsel to determine the basis of their conclusion.

-   Assessed the implications and likelihood of the possible outcome of the conditions precedent to the extension of the Rajasthan oil block and management’s analysis of the same, including an assessment of how a market participant would react to the same.

-   Engaged valuation experts to assist in performance of the above procedures.

•   Assessed the competence and objectivity of the experts engaged by us.

•   Assessed the disclosures made by the Group in this regard.

Recoverability of disputed trade receivables in Power segment (as described in note 3(c)(B)(iii) and note 8 of the consolidated Ind AS financial statements)

As of 31 March 2022 the value of disputed receivables in the power segment aggregated to ₹3,018 crore.

Due to disagreements over the quantification or timing of the receivables, the recovery of said receivables are subject to increased risk. Some of these balances are also subject to litigation. The risk is specifically related to receivables from Punjab State Power Corporation Limited (PSPCL), GRIDCO and Tamil Nadu Electricity Board. These receivables include long outstanding balances as well and are also subject to counter party credit risk and hence considered as a key audit matter

Our audit procedures included the following:

•   Examined the underlying power purchase agreements.

•   Examined the relevant state regulatory commission, appellate tribunal and court rulings.

•   Examined external legal opinions in respect of the merits of the case and assessed management’s position through discussions with the management’s in-house legal team to determine the basis of their conclusion.

•   Examined management’s assessment of recoverability of receivables.

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Key audit matters	How our audit addressed the key audit matter

•   Obtained independent external lawyer confirmation from Legal Counsel of the Group who is contesting the cases.

•   Assessed the competence and objectivity of the Group’s experts.

•   Assessed the disclosures made by the Group in this regard.

Claims and exposures relating to taxation and litigation (as described in note 3(c)(A)(iv), 3(c)(B)(ii), 37(e), 40D and 41 of the consolidated Ind AS financial statements)

The Group is subject to a large number of tax and legal disputes, including objections raised by auditors appointed by the Director General Hydrocarbons in the oil and gas segment, which have been disclosed/provided for in the financial statements based on the facts and circumstances of each case.

Taxation and litigation exposures have been identified as a key audit matter due to the complexities involved in these matters, timescales involved for resolution and the potential financial impact of these on the financial statements. Further, significant management judgement is involved in assessing the exposure of each case and thus a risk that such cases and thus a higher risk involved on adequacy of provision or disclosure of such cases.

Our audit procedures included the following:-

•   Obtained an understanding of the process of identification of claims, litigations and contingent liabilities and identified key controls in the process. For selected controls we have performed tests of controls.

•   Obtained the summary of Group’s legal and tax cases and critically assessed management’s position through discussions with the Legal Counsel, Head of Tax and operational management, on both the probability of success in significant cases, and the magnitude of any potential loss.

•   Examined external legal opinions (where considered necessary) and other evidence to corroborate management’s assessment of the risk profile in respect of legal claims.

•   Assessed the competence and objectivity of the Group’s experts.

•   Engaged tax specialists to technically appraise the tax positions taken by management with respect to local tax issues.

•   Assessed whether management assessment of similar cases is consistent across the divisions or that differences in positions are adequately justified.

•   Assessed the relevant disclosures made within the financial statements to address whether they reflect the facts and circumstances of the respective tax and legal exposures and the requirements of relevant accounting standards.

Recognition and measurement of Deferred Tax Assets including Minimum Alternate Tax (MAT) (as described in note 3(c)(A)(ii) and 37 of the consolidated Ind AS financial statements)

Deferred tax assets as at 31 March 2022 includes MAT credits of ₹6,746 crore which is available for utilisation against future tax liabilities. Of the same, we focused our effort on MAT assets of ₹4,839 crore which belong to the Holding company out of which ₹208 crore is expected to be utilised in the fourteenth year, fifteen years being the maximum permissible time period to utilise the same.

Additionally, ESL Steel Limited, one of the constituents of the Group, has recognised deferred tax assets of ₹3,184 crore during the previous year.

Our audit procedures included the following:-

•   Obtained an understanding of the management’s process for estimating the recoverability of the deferred tax assets and identified key controls in the process. For selected controls we have performed tests of controls.

•   Obtained and analysed the future projections of taxable profits estimated by management, assessing the key assumptions used, including the analysis of the consistency of the actual results obtained by the various segments with those projected in the previous year. We further obtained evidence of the approval of the budgeted results included in the current year’s projections, and the reasonableness of the future cash flow projections.

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Consolidated Independent Auditor’s

Key audit matters	How our audit addressed the key audit matter

The analysis of the recoverability of such deferred tax assets has been identified as a key audit matter because the assessment process involves judgement regarding the future profitability and likelihood of the realisation of these assets, in particular whether there will be taxable profits in future periods that support the recognition of these assets. This requires assumptions regarding future profitability, which is inherently uncertain. Accordingly, the same is considered as a key audit matter.

• Tested the computation of the amounts recognised as deferred tax assets.
• Engaged valuation experts to assist in performance of the above procedures.
• Assessed the competence and objectivity of the experts engaged by us.
• Assessed the disclosures made by the Group in this regard.

Information Other than the Financial

Statements and Auditor’s Report thereon

The Holding Company’s Board of Directors is responsible for the other information. The other information comprises the information included in the Annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those

Charged with Governance for the Consolidated

Ind AS Financial Statements

The Holding Company’s Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in terms of the requirements of the Act that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated cash flows and consolidated statement of changes in equity of the Group including its associates and joint ventures in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under Section 133 of the Act read with [the Companies (Indian Accounting Standards) Rules, 2015, as amended. The respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and of its associates and joint ventures and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgements and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for assessing the ability of the Group and of its associates and joint ventures to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those respective Board of Directors of the companies included in the Group and of its associates and joint ventures are also responsible for overseeing the financial reporting process of the Group and of its associates and joint ventures.

Auditor’s Responsibilities for the Audit of the Consolidated Ind AS Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated Ind AS financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise fromfraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated Ind AS financial statements.

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As part of an audit in accordance with SAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion on whether the Holding Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates and joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated Ind AS financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates and joint ventures to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group and its associates and joint ventures of which we are the independent auditors and whose financial information we have audited, to express an opinion on the consolidated Ind AS financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated Ind AS financial statements for the financial year ended 31 March 2022 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

(a)

We did not audit the financial statements and other financial information, in respect of 18 subsidiaries, whose financial statements include total assets of ₹23,861 crore as at 31 March 2022, and total revenues of ₹12,118 crore and net cash inflows of ₹38 crore for the year ended on that date. These financial statement and other financial information have been audited by other auditors, which financial statements, other financial information and auditor’s reports have been furnished to us by the management. The consolidated financial statements also include the Group’s share of net loss of Rs. Nil for the year ended 31 March 2022, as considered in the consolidated financial statements, in respect of 1 associates and 1 joint ventures, whose financial statements, other financial information have been audited by other auditors and whose reports have been furnished to us by the Management. Our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, joint ventures and associates, and our report in terms of sub-sections (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries, joint ventures and joint operations and associates, is based solely on the report(s) of such other auditors.

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Consolidated Independent Auditor’s Report

Certain of these subsidiaries and associates are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted the financial statements of such subsidiaries and associates located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and audited by us.

(b)

The accompanying consolidated financial statements include unaudited financial statements and other unaudited financial information in respect of 3 subsidiaries, whose financial statements and other financial information reflect total assets of ₹2,199 crore as at 31 March 2022, and total revenues of ₹468 crore and net cash inflows of ₹192 crore for the year ended on that date. These unaudited financial statements and other unaudited financial information have been furnished to us by the management. The consolidated financial statements also include the Group’s share of net loss of Rs. Nil for the year ended 31 March 2022, as considered in the consolidated financial statements, in respect of 3 associates and 3 joint ventures, whose financial statements, other financial information have not been audited and whose unaudited financial statements, other unaudited financial information have been furnished to us by the Management. The consolidated Ind AS financial statements also include the Group’s share of total assets of ₹99 crore as at 31 March 2022 in respect of an unincorporated joint venture not operated by the Group. The Ind AS financial statements and other financial information of the said unincorporated joint venture have not been audited and such unaudited financial statement and other unaudited financial information have been furnished to us by the management. Our opinion, in so far as it relates amounts and disclosures included in respect of these subsidiaries, joint ventures and associates, and our report in terms of sub-sections (3) of Section 143 of the Act in so far as it relates to the aforesaid subsidiaries, joint ventures and associates, is based solely on such unaudited financial statements and other unaudited financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements and other financial information are not material to the Group.

Our opinion above on the consolidated Ind AS financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements and other financial information certified by the Management.

Report on Other Legal and Regulatory Requirements

1.

As required by the Companies (Auditor’s Report) Order, 2020 (“the Order”), issued by the Central Government of India in terms of sub-section (11) of Section 143 of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of the subsidiary companies, associate companies and joint ventures companies, incorporated in India, as noted in the ‘Other Matter’ paragraph we give in the “Annexure 1” a statement on the matters specified in paragraph 3(xxi) of the Order.

2.

As required by Section 143(3) of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of subsidiaries, associates and joint ventures, as noted in the ‘other matter’ paragraph we report, to the extent applicable, that:

(a)

We/the other auditors whose report we have relied upon have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated Ind AS financial statements;

(b)

In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidation of the financial statements have beenkept so far as it appears from our examination of those books and reports of the other auditors;

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(c)

The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Consolidated Cash Flow Statement and Consolidated Statement of Changes in Equity dealt with by this Report are in agreement with the books of account maintained for the purpose of preparation of the consolidated financial statements;

(d)

In our opinion, the aforesaid consolidated Ind AS financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

(e)

On the basis of the written representations received from the directors of the Holding Company as on 31 March 2022 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors who are appointed under Section 139 of the Act, of its subsidiary companies, associate companies and joint ventures, none of the directors of the Group’s companies, its associates and joint ventures, incorporated in India, is disqualified as on 31 March 2022 from being appointed as a director in terms of Section 164 (2) of the Act;

(f)

With respect to the adequacy of the internal financial controls with reference to consolidated financial statements of the Holding Company and its subsidiary companies, associate companies and joint ventures, incorporated in India, and the operating effectiveness of such controls, refer to our separate Report in “Annexure 2” to this report;

(g)

In our opinion and based on the consideration of reports of other statutory auditors of the subsidiaries, associates and joint ventures incorporated in India, the managerial remuneration for the year ended 31 March 2022 has been paid / provided by the Holding Company, its subsidiaries, associates and joint ventures incorporated in India to their directors in accordance with the provisions of Section 197 read with Schedule V to the Act;

(h)

With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the report of the other auditors on separate financial statements as also the other financial information of the subsidiaries, associates and joint ventures, as noted in the ‘Other matter’ paragraph:

i.

The consolidated financial statements disclose the impact of pending litigations on its consolidated financial position of the Group, its associates and joint ventures in its consolidated Ind AS financial statements – Refer Note 3(c)(A)(iv), 3(c)(B)(iii), 37(e), 40D and 41 to the consolidated Ind AS financial statements;

ii.	The Group, its associates and joint ventures did not have any material foreseeable losses in long-term contracts including derivative contracts during the year ended 31 March 2022;

iii.

There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company, its subsidiaries, associates and joint ventures, incorporated in India during the year ended 31 March 2022.

iv.	a)	The respective managements of the Holding Company and its subsidiaries, associate and joint ventures have represented to us and the other auditors of such subsidiaries, associate and joint ventures respectively that, to the best of its knowledge and belief, other than as disclosed in the notes to the consolidated financial statements, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Holding Company or any of such subsidiaries, associate and joint ventures to or in any other person(s) or entity(ies), including foreign entities (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the respective Holding Company or any of such subsidiaries, associate and joint ventures (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

	b)	The respective managements of the Holding Company and its subsidiaries, associate and joint ventures have represented to us and the other auditors of such subsidiaries, associate and joint ventures respectively that, to the best of its knowledge and belief, other than as disclosed in the notes to the consolidated Ind AS financial statements, no funds have been received by the respective Holding Company or any of such subsidiaries, associate and joint ventures from any person(s) or entity(ies), including foreign entities (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Holding Company or any of such subsidiaries, associate and joint ventures shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

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c)	Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us and those performed by the auditors of the subsidiaries, associate and joint ventures which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our or other auditor’s notice that has caused us or the other auditors to believe that the representations under sub-clause (a) and (b) contain any material mis-statement.

v)

The interim dividend declared and paid during the year by the Holding Company, its subsidiaries, associate and joint venture companies incorporated in India is in accordance with Section 123 of the Act.

For S.R. Batliboi & Co. LLP

Chartered Accountants

ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Partner
Place of Signature: Mumbai	Membership Number: 41870
Date: 28 April 2022	UDIN: 22041870AHZHDV1007

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Annexure 1

referred to in paragraph 1 under the heading “Report on Other Legal and Regulatory Requirements” of our report of even date

Re: Vedanta Limited (‘the Company’)

In terms of the information and explanations sought by us and given by the Company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that:

There are no qualifications or adverse remarks by the respective auditors in the Companies (Auditors Report) Order (CARO) reports of the companies included in the consolidated financial statements. Accordingly, the requirement to report on clause 3(xxi) of the Order is not applicable to the Holding Company.

For S.R. Batliboi & Co. LLP

Chartered Accountants

ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Partner
Place of Signature: Mumbai	Membership Number: 41870
Date: 28 April 2022	UDIN: 22041870AHZHDV1007

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Annexure 2

to the Independent Auditor’s Report of even date on the Consolidated Ind AS Financial Statements of Vedanta Limited

Report on the Internal Financial Controls under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

In conjunction with our audit of the consolidated Ind AS financial statements of Vedanta Limited as of and for the year ended 31 March 2022, we have audited the internal financial controls over financial reporting of Vedanta Limited (hereinafter referred to as the “Holding Company”) and its subsidiary companies, its associate companies and joint ventures, which are companies incorporated in India, as of that date.

Management’s Responsibility for Internal Financial Controls

The respective Board of Directors of the Holding Company, its 18 subsidiary companies, its 3 associate company and 2 joint ventures, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) (“COSO 2013 Criteria”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal financial controls over financial reporting with reference to these consolidated financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) and the Standards on Auditing, both, issued by Institute of Chartered Accountants of India, and deemed to be prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements.

Meaning of Internal Financial Controls Over Financial Reporting with reference to these Consolidated Ind AS Financial Statements

A company’s internal financial control over financial reporting with reference to these consolidated Ind AS financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting with reference to these consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorisations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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Inherent Limitations of Internal Financial Controls Over Financial Reporting with reference to these Consolidated Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements to future periods are subject to the risk that the internal financial control over financial reporting with reference to these consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Holding Company, its subsidiary companies, its associate company and joint ventures, which are companies incorporated in India, have, maintained in all material respects, adequate internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements and such internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements were operating effectively as at 31 March 2022, based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the. COSO 2013 criterion.

Other Matters

Our report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls over financial reporting with reference to these consolidated financial statements of the Holding Company, insofar as it relates to 6 subsidiary companies, which is a company incorporated in India, is based on the corresponding reports of the auditors of such subsidiary.

For S.R. Batliboi & Co. LLP

Chartered Accountants

ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Partner
Place of Signature: Mumbai	Membership Number: 41870
Date: 28 April 2022	UDIN: 22041870AHZHDV1007

Integrated Report and Annual Accounts 2021-22      425

Balance Sheet

as at 31 March 2022

			(₹ in crore)
Particulars	Note	As at 31 March 2022	As at 31 March 2021
ASSETS
Non-current assets
Property, Plant and Equipment	6	91,990	89,429
Capital work-in-progress	6	14,230	13,880
Intangible assets	6	1,476	1,041
Exploration intangible assets under development	6	1,649	2,434
Financial assets
Investments	7A	151	156
Trade receivables	8	3,219	3,158
Loans	9	3,166	5,057
Others	10	2,855	2,532
Deferred tax assets (net)	37	5,085	5,860
Income tax assets (net)	37	2,762	2,748
Other non-current assets	11	3,442	3,210

Total non-current assets		1,30,025	1,29,505
Current assets
Inventories	12	14,313	9,923
Financial assets
Investments	7B	17,140	16,504
Trade receivables	8	4,946	3,491
Cash and cash equivalents	13	8,671	4,854
Other bank balances	14	6,921	11,775
Loans	9	2,304	2,019
Derivatives	24	258	70
Others	10	8,724	4,245
Income tax assets (net)	37	25	7
Other current assets	11	5,273	3,318

Total current assets		68,575	56,206

Total Assets		1,98,600	1,85,711

EQUITY AND LIABILITIES
Equity
Equity share capital	15	372	372
Other equity	16	65,011	61,906

Equity attributable to owners of Vedanta Limited		65,383	62,278
Non-controlling interests	17	17,321	15,138

Total Equity		82,704	77,416

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	19A	36,205	37,962
Lease liabilities	23	150	160
Derivatives	24	6	76
Other financial liabilities	22	1,327	1,285
Provisions	25	3,386	3,132
Deferred tax liabilities (net)	37	4,435	2,215
Other non-current liabilities	26	4,674	4,327

Total non-current liabilities		50,183	49,157

Current liabilities
Financial liabilities
Borrowings	19B	16,904	19,066
Lease liabilities	23	324	481
Operational buyers’ credit/suppliers’ credit	21	10,993	8,265
Trade payables	20	10,538	7,624
Derivatives	24	531	279
Other financial liabilities	22	17,312	12,971
Provisions	25	417	353
Income tax liabilities (net)	37	917	277
Other current liabilities	26	7,777	9,822

Total current liabilities		65,713	59,138

Total Equity and Liabilities		1,98,600	1,85,711

See accompanying notes to the financial statements
As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Sunil Duggal
Chartered Accountants	Executive Vice-Chairman	Whole-Time Director and Group
ICAI Firm Registration No. 301003E/E300005	and Whole-Time Director	Chief Executive Officer
	DIN: 00006303	DIN: 07291685

per Sudhir Soni	Ajay Goel	Prerna Halwasiya
Partner	Acting Group Chief Financial Officer	Company Secretary and Compliance Officer
Membership No. 41870	PAN AEAPG8383C	ICSI Membership No. A20856
Place: Mumbai	Place: New Delhi
Date: 28 April 2022	Date: 28 April 2022

426      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Statement of Profit and Loss

for the year ended 31 March 2022

		(₹ in crore, except otherwise stated)
Particulars	Note	Year ended 31 March 2022	Year ended 31 March 2021
Revenue from operations	27	1,31,192	86,863
Other operating income	28	1,540	1,158
Other income	29	2,600	3,421

Total income		1,35,332	91,442

Expenses
Cost of materials consumed		37,172	22,849
Purchases of stock-in-trade	30	133	41
Changes in inventories of finished goods, work-in-progress and stock-in-trade	31	(2,049)	792
Power and fuel charges	34	21,164	13,674
Employee benefits expense	35	2,811	2,861
Finance costs		4,797	5,210
Depreciation, depletion and amortisation expense	36	8,895	7,638
Other expenses	37	28,677	20,486

Total expenses		1,01,600	73,551

Profit before exceptional items and tax		33,732	17,891
Net exceptional loss		(768)	(678)
Profit before tax		32,964	17,213

Tax expense/(benefit):
Net current tax expense	36	6,889	2,066
Net deferred tax expense		2,544	268
Deferred tax on intra group profit distribution (including from accumulated profits)		—	869
Other deferred tax expense/(benefit)		2,544	(601)
On exceptional items
Net tax benefit on exceptional items		(178)	(154)
Net deferred tax expense/(benefit)		402	(154)
Net current tax benefit		(580)	—

Net tax expense:		9,255	2,180

Profit after tax for the period before share in profit/(loss) of jointly controlled entities and associates		23,709	15,033

Add: Share in profit/(loss) of jointly controlled entities and associates		1	(1)

Profit for the period after share in profit/(loss) of jointly controlled entities and associates (A)		23,710	15,032
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Re-measurement loss on defined benefit plans		(18)	(1)
Tax credit/(expense)		1	(11)
Gain on FVOCI equity investment		15	63

		(2)	51

Items that will be reclassified to profit or loss
Net loss on cash flow hedges recognised during the period		(271)	(253)
Tax credit		90	87
Net gain on cash flow hedges recycled to profit or loss		371	188
Tax expense		(131)	(61)
Exchange differences on translation		793	252
Tax credit/(expense)		13	(61)

		865	152

Total other comprehensive income (B)		863	203

Total comprehensive income for the period (A+B)		24,573	15,235

Profit attributable to:
Owners of Vedanta Limited		18,802	11,602
Non-controlling interests		4,908	3,430
Other comprehensive income attributable to:
Owners of Vedanta Limited		823	110
Non-controlling interests		40	93
Total comprehensive income attributable to:
Owners of Vedanta Limited		19,625	11,712
Non-controlling interests		4,948	3,523
Earnings per equity share (₹):
- Basic		50.73	31.32
- Diluted		50.38	31.13

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors
For S.R. Batliboi & Co. LLP	Navin Agarwal	Sunil Duggal
Chartered Accountants	Executive Vice-Chairman	Whole-Time Director and Group
ICAI Firm Registration No. 301003E/E300005	and Whole-Time Director	Chief Executive Officer
	DIN: 00006303	DIN: 07291685
per Sudhir Soni	Ajay Goel	Prerna Halwasiya
Partner	Acting Group Chief Financial Officer	Company Secretary and Compliance Officer
Membership No. 41870	PAN AEAPG8383C	ICSI Membership No. A20856
Place: Mumbai	Place: New Delhi
Date: 28 April 2022	Date: 28 April 2022

Integrated Report and Annual Accounts 2021-22      427

Statement of Cash Flows

for the year ended 31 March 2022

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before taxation	32,964	17,213
Adjustments for:
Depreciation, depletion and amortisation	8,919	7,662
Capital work-in-progress written off/ impairment of assets (reversal)/charge	(2,621)	244
Provision for doubtful debts/ advance/ bad debts written off	244	308
Exploration costs written off	2,618	7
Liabilities written back	(65)	—
Other exceptional items	771	434
Fair value gain on financial assets held at fair value through profit or loss	(209)	(934)
Profit on sale/discard of property, plant and equipment (net)	(128)	(75)
Foreign exchange loss/(gain) (net)	235	(119)
Unwinding of discount on provisions	78	72
Share based payment expense	79	59
Interest and dividend income	(1,887)	(2,106)
Interest expense	4,712	5,123
Deferred government grant	(245)	(229)
Changes in assets and liabilities
Increase in trade and other receivables	(8,199)	(3,215)
(Increase)/decrease in inventories	(4,373)	1,409
Increase in trade and other payable	7,806	235

Cash generated from operations	40,699	26,088

Income taxes paid (net)	(5,736)	(2,108)

Net cash generated from operating activities	34,963	23,980

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	—	(45)
Purchases of property, plant and equipment (including intangibles)	(10,630)	(6,886)
Proceeds from sale of property, plant and equipment	325	168
Loans repaid by related parties (Refer Note 42)	1,623	1,112
Loans given to related parties (Refer Note 42)	—	(7,660)
Short-term deposits made	(11,966)	(18,040)
Proceeds from redemption of short-term deposits	16,960	14,563
Short term investments made	(87,135)	(75,160)
Proceeds from sale of short term investments	86,848	83,330
Interest received	1,868	2,035
Dividends received	1	2
Payment made to site restoration fund	(147)	(169)

Net cash used in investing activities	(2,253)	(6,750)

428      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Statement of Cash Flows

for the year ended 31 March 2022

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(repayment) of short-term borrowings (net)	875	(9,593)
Proceeds from current borrowings	13,256	11,298
Repayment of current borrowings	(10,337)	(11,056)
Proceeds from long-term borrowings	20,916	16,707
Repayment of long-term borrowings	(28,758)	(9,577)
Interest paid	(5,274)	(5,348)
Payment of dividends to equity holders of the Company	(16,681)	(3,519)
Loan given to parent in excess of fair value	—	(536)
Payment of dividends to non-controlling interests	(2,668)	(5,603)
Payment of lease liabilities	(232)	(338)

Net cash used in financing activities	(28,903)	(17,565)

Effect of exchange rate changes on cash and cash equivalents	10	72

Net (decrease)/increase in cash and cash equivalents	3,817	(263)

Cash and cash equivalents at the beginning of the year	4,854	5,117

Cash and cash equivalents at end of the year	8,671	4,854

Notes:
1.	The figures in parentheses indicate outflow.
2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 – statement of cash flows.

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Sunil Duggal
Chartered Accountants	Executive Vice-Chairman	Whole-Time Director and Group
ICAI Firm Registration No. 301003E/E300005	and Whole-Time Director	Chief Executive Officer
	DIN: 00006303	DIN: 07291685

per Sudhir Soni	Ajay Goel	Prerna Halwasiya
Partner	Acting Group Chief Financial	Company Secretary and Compliance Officer
Membership No. 41870	Officer	ICSI Membership No. A20856
PAN AEAPG8383C
Place: Mumbai	Place: New Delhi
Date: 28 April 2022	Date: 28 April 2022

Integrated Report and Annual Accounts 2021-22      429

Statement of Changes in Equity

for the year ended 31 March 2022

A.	Equity Share Capital

Equity shares of ₹1 each issued, subscribed and fully paid	Number of shares (in crore)	Amount (₹ in crore)
As at 31 March 2022, 31 March 2021 and 31 March 2020*	372	372

*	There are no prior period errors for the years ended 31 March 2021 and 31 March 2020.

B.	Other Equity

										(₹ in crore)
	Reserves and surplus				Items of OCI
Particulars	Capital reserve	Securities premium	Retained earnings	Other reserves (Refer note below)	Foreign currency translation reserve	Equity instruments through OCI	Effective portion of cash flow hedges	Total other equity	Non- controlling interests	Total
Balance as at 01 April 2020	18,552	19,009	(6,491)	20,220	2,970	30	(27)	54,263	17,112	71,375

Profit for the year	—	—	11,602	—	—	—	—	11,602	3,430	15,032

Other comprehensive	—	—	(7)	—	75	63	(21)	110	93	203
income for the year (net of tax impact)

Total comprehensive income for the year	—	—	11,595	—	75	63	(21)	11,712	3,523	15,235

Recognition of share based payment	—	—	—	58	—	—	—	58	—	58
Stock options cancelled during the year	—	—	60	(92)	—	—	—	(32)	—	(32)
Exercise of stock option	—	—	(14)	14	—	—	—	0	—	0
Transfer from debenture redemption reserve (net)	—	—	528	(528)	—	—	—	—	—	—
Recognition of put option liability/derecognition of non-controlling interest	(163)	—	—	—	—	—	—	(163)	137	(26)
Effect of fair valuation of inter-company loan*	—	—	(536)	—	—	—	—	(536)	—	(536)
Acquisition of FACOR (Refer note 4)	123	—	—	—	—	—	—	123	(31)	92
Dividend	—	—	(3,519)	—	—	—	—	(3,519)	(5,603)	(9,122)

Balance as at 31 March 2021	18,512	19,009	1,623	19,672	3,045	93	(48)	61,906	15,138	77,044

Profit for the year	—	—	18,802	—	—	—	—	18,802	4,908	23,710
Other comprehensive	—	—	(17)	—	734	15	91	823	40	863
income for the year (net of tax impact)

Total comprehensive income for the year	—	—	18,785	—	734	15	91	19,625	4,948	24,573

Recognition of share based payment	—	—	—	43	—	—	—	43	—	43
Stock options cancelled during the year	—	—	24	(34)	—	—	—	(10)	—	(10)
Exercise of stock option
Transfer from debenture	—	—	(19)	49	—	—	—	30	—	30
redemption reserve (net)	—	—	584	(584)	—	—	—	—	—	—
Recognition of put option liability/derecognition of non controlling interest	98	—	—	—	—	—	—	98	(97)	1
Dividend

Balance as at	—	—	(16,681)	—	—	—	—	(16,681)	(2,668)	(19,349)

31 March 2022	18,610	19,009	4,316	19,146	3,779	108	43	65,011	17,321	82,332

*

During the financial year ended 31 March 2021, an amount of ₹336 crore (US $ 46 million) was originally recognised as a transaction with the shareholder and the same was increased by ₹581 crore (US $ 79 million) upon revision in terms. Of the same, ₹381 crore (US $ 52 million) was reversed on a subsequent modification during the said year. Refer note 42(J) for further details.

430      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Statement of Changes in Equity

for the year ended 31 March 2022

Note:

Other reserves comprise:

									(₹ in crore)
Particulars	Capital redemption reserve	Debenture redemption reserve	Preference share redemption reserve	Capital reserve on consolidation	Share based payment reserve	Legal Treasury reserve	shares	General reserve	Total
Balance as at 01 April 2020	23	1,112	3,087	10	249	25	(381)	16,095	20,220
Recognition of share based payment	—	—	—	—	58	—	—	—	58
Stock options cancelled during the year	—	—	—	—	(92)	—	—	—	(92)
Exercise of stock options	—	—	—	—	(44)	—	58	—	14
Transfer to retained earnings	—	(528)	—	—	—	—	—	—	(528)

Balance as at 31 March 2021	23	584	3,087	10	171	25	(323)	16,095	19,672

Recognition of share based payment	—	—	—	—	43	—	—	—	43
Stock options cancelled during the year	—	—	—	—	(34)	—	—	—	(34)
Exercise of stock options	—	—	—	—	(44)	—	93	—	49
Transfer to retained earnings	—	(584)	—	—	—	—	—	—	(584)

Balance as at 31 March 2022	23	—	3,087	10	136	25	(230)	16,095	19,146

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Navin Agarwal	Sunil Duggal
Chartered Accountants	Executive Vice-Chairman	Whole-Time Director and Group
ICAI Firm Registration No. 301003E/E300005	and Whole-Time Director	Chief Executive Officer
	DIN: 00006303	DIN: 07291685

per Sudhir Soni	Ajay Goel	Prerna Halwasiya
Partner	Acting Group Chief Financial Officer	Company Secretary and Compliance Officer
Membership No. 41870	PAN AEAPG8383C	ICSI Membership No. A20856
Place: Mumbai	Place: New Delhi
Date: 28 April 2022	Date: 28 April 2022

Integrated Report and Annual Accounts 2021-22      431

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

1	Group overview

Vedanta Limited (“the Company”) and its consolidated subsidiaries (collectively, the “Group”) is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation, steel manufacturing and port operations in India and manufacturing of glass substrate in South Korea and Taiwan.

The Company was incorporated on 08 September 1975 under the laws of the Republic of India. The registered office of the Company is situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 092, Maharashtra. The Company’s shares are listed on National Stock Exchange (‘NSE’) and Bombay Stock Exchange (‘BSE’) in India. In June 2007, the Company completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange (‘NYSE’). In July 2009, the Company completed its follow-on offering of an additional 131,906,011 ADSs, each representing four equity shares, which are listed on the NYSE.

The American Depositary Shares (ADS) of the Company have been delisted from NYSE effective close of trading on NYSE on 08 November 2021. This follows the filing done by the Company of Form 25 with Securities and Exchange Commission on 29 October 2021. As a consequence of the delisting becoming effective, termination of the Deposit Agreement under which the ADS were issued (the “Deposit Agreement”) has also become effective close of trading on NYSE on 08 November 2021. The said action has no impact on the current listing status or trading of the Company’s equity shares on BSE and NSE. Further, the Company will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the said Exchange Act.

The Company is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), Vedanta Holdings Mauritius II Limited (“VHM2L”), Vedanta Holdings Mauritius Limited (“VHML”), Welter Trading Limited (“Welter”) and Vedanta Netherlands Investments BV (“VNIBV”) which are in turn wholly-owned subsidiaries of Vedanta Resources Limited (“VRL”), a company incorporated in the United Kingdom. VRL, through its subsidiaries, held 69.68% (31 March 2021: 55.1%) of the Company’s equity as at 31 March 2022.

VRL, through its subsidiaries, acquired 54,17,31,161 equity shares of the Company during the current year, thereby increasing their shareholding in the Company from the current 55.1% to 69.68%.

Details of Group’s various businesses are as follows. The Group’s percentage holdings in each of the below businesses are disclosed in note 43.

•	Zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”).

•	Zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) (Lisheen mine ceased operations in December 2015) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project located in South Africa.

•	The Group’s oil and gas business is owned and operated by the Company and its subsidiary, Cairn Energy Hydrocarbons Limited and consists of exploration and development and production of oil and gas.

•	The Group’s iron ore business is owned by the Company, and by its wholly owned subsidiary, i.e. Sesa Resources Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power for captive use. Pursuant to Honorable Supreme Court of India order, mining operations in the state of Goa are currently suspended. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Group. WCL’s assets include development rights to Western Cluster and a network of iron ore deposits in West Africa. WCL’s assets have been fully impaired.

•	The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes captive power plants at Tuticorin in Southern India.

The Group’s copper business in Tamil Nadu, India has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on 09 April 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 TPA copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated 23 May 2018 ordered for disconnection of electricity supply and closure of copper smelter plant. Post such order, the state government on 28 May 2018 ordered the permanent closure of the plant. We continue to engage with the Government of India and relevant authorities to enable the restart of operations at Copper India. [Refer note 3(c)(A)(iii)].

432      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the financial statements as at and for the year ended 31 March 2022

Further, the Company’s copper business includes refinery and rod plant at Silvassa consisting of a 133,000 MT of blister/ secondary material processing plant, a 216,000 TPA copper refinery plant and a copper rod mill with an installed capacity of 258,000 TPA. The plant continues to operate as usual, catering to the domestic market.

In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT and a precious metal refinery and copper rod plant in Fujairah, UAE through its subsidiary Fujairah Gold FZC. The operations of Mt Lyell copper mine were suspended in January 2014 following a mud slide incident and were put into care and maintenance since 09 July 2014 following a rock fall incident in June 2014. In November 2020, the Group executed an arrangement with a third party for further exploration with an option to fully divest its shareholding in return for royalties on successful mining and production.

•	The Group’s Aluminium business is owned and operated by the Company and by Bharat Aluminium Company Limited (“BALCO”). The aluminium operations include a refinery and captive power plant at Lanjigarh and a smelter and captive power plants at Jharsuguda both situated in the State of Odisha in Eastern India. BALCO’s partially integrated aluminium operations comprise two bauxite mines, captive power plants, smelting and fabrication facilities in the State of Chhattisgarh in central India.

•	The Group’s power business is owned and operated by the Company, BALCO, and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Company, which are engaged in the power generation business in India. The Company’s power operations include a thermal coal- based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India. BALCO power operations included 600 MW (2 units of 300 MW each) thermal coal based power plant at Korba, of which a unit of 300 MW was converted to be used for captive consumption vide order from the Central Electricity Regulatory Commission (CERC) dated 01 January 2019.

Talwandi Sabo Power Limited (“TSPL”) power operations include 1,980 MW (three units of 660 MW each) thermal coal- based commercial power facilities. Power business also includes the wind power plants commissioned by HZL and a power plant at MALCO Energy Limited (“MEL”) (under care and maintenance) situated at Mettur Dam in the State of Tamil Nadu in southern India.

•	The Group’s other activities include ESL Steel Limited (“ESL”) (formerly known as Electrosteel Steels Limited). ESL is engaged in the manufacturing and supply of billets, TMT bars, wire rods and ductile iron pipes in India.

The Group’s other business also include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL”). Vizag port project includes mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Visakhapatnam Port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in ports and other allied sectors. VGCB commenced operations in the fourth quarter of fiscal 2013. The Group’s other business also include AvanStrate Inc. (“ASI”), Ferro Alloys Corporation Limited (“FACOR”) and Desai Cement Company Private Limited (“DCCPL”). ASI is involved in the manufacturing of glass substrate in South Korea and Taiwan. FACOR is involved in business of producing ferro alloys and owns a ferro chrome plant with capacity of 72,000 TPA, two operational chrome mines and 100 MW of captive power plant through its subsidiary, FACOR Power Limited (FPL). DCCPL is involved in business of producing slag cements and owns three ball mills with capacity of 218,000 TPA.

2	Basis of preparation and basis of measurement of financial statements

(A)	Basis of preparation

i)

These consolidated financial statements have been prepared in accordance with Indian Accounting Standards (Ind AS) notified under the Companies (Indian Accounting Standards) Rules, 2015 and other relevant provisions of the Companies Act, 2013 (the “Act”) (as amended from time to time) and Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India.

These consolidated financial statements have been prepared in accordance with the accounting policies, set out below and were consistently applied to all periods presented unless otherwise stated.

Integrated Report and Annual Accounts 2021-22      433

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

These financial statements are approved for issue by the Board of Directors on 28 April 2022.

All financial information presented in Indian Rupees has been rounded off to the nearest crore except when indicated otherwise. Amounts less than ₹0.50 crore have been presented as “0”.

ii)	Certain comparative figures appearing in these consolidated financial statements have been regrouped and/or reclassified to better reflect the nature of those items (Refer note 2(C) below).

(B)	Basis of measurement

The consolidated financial statements have been prepared on a going concern basis using historical cost convention and on an accrual method of accounting, except for certain financial assets and liabilities which are measured at fair value as explained in the accounting policies below.

(C)	Reclassifications

i)

Consequent to amendments to the Schedule III to the Companies Act, 2013, current maturities of long-term borrowings (31 March 2021: ₹15,351 crore) have been presented as part of the current borrowings and lease liabilities (31 March 2021: ₹641 crore) have been presented on the face of balance sheet, which were previously included under ‘other financial liabilities’.

ii)

In the comparative year ended 31 March 2021, some of the operational buyer’s/suppliers’ credit which were previously included under trade and other payables amounting to ₹268 crore have been reclassed to Operational buyer’s credit/ supplier’s credit on the face of the balance sheet.

3(a)	Significant accounting policies

(A)	Basis of Consolidation

i)	Subsidiaries:

The consolidated financial statements incorporate the results of the Company and all its subsidiaries (the “Group”), being the entities that it controls. Control is evidenced where the Group has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is demonstrated through existing rights that give the ability to direct relevant activities, which significantly affect the entity’s returns.

The financial statements of subsidiaries are prepared for the same reporting year as the parent company. Where necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies in line with accounting policies of the Group.

For non-wholly owned subsidiaries, a share of the profit/(loss) for the financial year and net assets is attributed to the non-controlling interests as shown in the consolidated statement of profit and loss and consolidated balance sheet.

Liability for put option issued to non-controlling interests which do not grant present access to ownership interest to the Group is recognised at present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to put option is derecognised and the difference between the amount derecognised and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction.

For acquisitions of additional interests in subsidiaries, where there is no change in control, the Group recognises a reduction to the non- controlling interest of the respective subsidiary with the difference between this figure and the cash paid, inclusive of transaction fees, being recognised in equity. Similarly, upon dilution of controlling interests the difference between the cash received from sale or listing of the subsidiary shares and the increase to non-controlling interest is also recognised in equity. The results of subsidiaries acquired or disposed off during the year are included in the consolidated statement of profit and loss from the effective date of acquisition or up to the effective date of disposal, as appropriate. Intra-Group balances and transactions, and any unrealised profit arising from intra-Group transactions, are eliminated. Unrealised losses are eliminated unless costs cannot be recovered.

ii)	Joint arrangements

A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is considered when there is contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in joint arrangements are classified as either joint operations or joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby, the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The Group has both joint operations and joint ventures.

Joint operations

“The Group has joint operations within its Oil and gas segment. It participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities. The Group accounts for its share of assets, liabilities, income and expenditure of joint operations in which the Group holds an interest. Liabilities in unincorporated joint operations, where the Group is the operator, is accounted for at gross values (including share of other partners) with a corresponding receivable from the venture partner. These have been included in the consolidated financial statements under the appropriate headings. Details of joint operations are set out in Note 43.”

Joint venture

The Group accounts for its interest in joint venture using the equity method (see (iv) below), after initially being recognised at cost in the consolidated balance sheet. Goodwill arising on the acquisition of joint venture is included in the carrying value of investments in joint venture.

iii)	Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. Investments in associates are accounted for using the equity method (see (iv) below). Goodwill arising on the acquisition of associate is included in the carrying value of investments in associate.

iv)	Equity method of accounting

Under the equity method of accounting applicable for investments in associates and joint ventures, investments are initially recorded at the cost to the Group and then, in subsequent periods, the carrying value is adjusted to reflect the Group’s share of the post-acquisition profits or losses of the investee, and the Group’s share of other comprehensive income of the investee, other changes to the investee’s net assets and is further adjusted for impairment losses, if any. Dividend received or receivable from associates and joint-ventures are recognised as a reduction in carrying amount of the investment.

The consolidated statement of profit and loss include the Group’s share of investee’s results, except where the investee is generating losses, share of such losses in excess of the Group’s interest in that investee are not recognised. Losses recognised under the equity method in excess of the Group’s investment in ordinary shares are applied to the other components of the Group’s interest that forms part of Group’s net investment in the investee in the reverse order of their seniority (i.e. priority in liquidation).

If the Group’s share of losses in an associate or joint venture equals or exceeds its interests in the associate or joint venture, the Group discontinues the recognition of further losses. Additional losses are provided for, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate/joint venture.

Unrealised gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of the Group’s interest in these entities. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment of the asset transferred. Accounting policies of equity accounted investees is changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity accounted investments are tested for impairment in accordance with the policy described in Note 3(a) (H) below.

(B)	Business combination

Business combinations are accounted for under the purchase method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under Ind AS 103 ‘Business Combinations’ are recognised at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standards.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Excess of fair value of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognised as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the purchase consideration, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in other comprehensive income and accumulated in equity as capital reserve. However, if there is no clear evidence of bargain purchase, the Group recognises the gain directly in equity as capital reserve, without routing the same through other comprehensive income.

Where it is not possible to complete the determination of fair values by the date on which the first post- acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalised within 12 months of the acquisition date.

Those provisional amounts are adjusted through goodwill during the measurement period, or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date. These adjustments are called as measurement period adjustments. The measurement period does not exceed twelve months from the acquisition date.

Any non-controlling interest in an acquiree is measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction by transaction basis.

Acquisition expenses are charged to the consolidated statement of profit and loss.

If the Group acquires a group of assets in a company that does not constitute a business combination in accordance with Ind AS 103 ‘Business Combinations’, the cost of the acquired group of assets is allocated to the individual identifiable assets acquired based on their relative fair value.

Common control transactions

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are specifically covered by Ind AS 103. Such transactions are accounted for using the pooling- of-interest method. The assets and liabilities of the acquired entity are recognised at their carrying amounts recorded in the parent entity’s consolidated financial statements with the exception of certain income tax and deferred tax assets. No adjustments are made to reflect fair values, or recognise any new assets or liabilities. The only adjustments that are made are to harmonise accounting policies.

The components of equity of the acquired companies are added to the same components within Group equity. The difference, if any, between the amounts recorded as share capital issued plus any additional consideration in the form of cash or other assets and the amount of share capital of the transferor is transferred to capital reserve and is presented separately from other capital reserves. The Company’s shares issued in consideration for the acquired companies are recognised at face value from the moment the acquired companies are included in these financial statements and the financial statements of the commonly controlled entities would be combined, retrospectively, as if the transaction had occurred at the beginning of the earliest reporting period presented. However, the prior year comparative information is only adjusted for periods during which entities were under common control.

(C)	Revenue recognition

•	Sale of goods/rendering of services (Including Revenue from contracts with customers)

The Group’s revenue from contracts with customers is mainly from the sale of copper, aluminium, iron ore, zinc, oil and gas, power, steel, glass substrate and port operations. Revenue from contracts with customers is recognised when control of the goods or services is transferred to the customer which usually is on delivery of the goods to the shipping agent at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue is recognised net of discounts, volume rebates, outgoing sales taxes/ goods and service tax and other indirect taxes. Revenues from sale of by-products are included in revenue.

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Notes forming part of the financial statements

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Certain of the Group’s sales contracts provide for provisional pricing based on the price on the London Metal Exchange (LME) and crude index, as specified in the contract. Revenue in respect of such contracts is recognised when control passes to the customer and is measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the measurement period. Post transfer of control of goods, provisional pricing features are accounted in accordance with Ind AS 109 ‘Financial Instruments’ rather than Ind AS 115 ‘Revenue from contracts with customers’ and therefore the Ind AS 115 rules on variable consideration do not apply.

These ‘provisional pricing’ adjustments, i.e. the consideration adjusted post transfer of control are included in total revenue from operations on the face of the consolidated statement of profit and loss and disclosed by way of note to the financial statements. Final settlement of the price is based on the applicable price for a specified future period. The Group’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from oil, gas and condensate sales represent the Group’s share in the revenue from sale of such products, by the joint operations, and is recognised as and when control in these products gets transferred to the customers. In computing its share of revenue, the Group excludes government’s share of profit oil which gets accounted for when the obligation in respect of the same arises.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers and at a rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable. Where the Group acts as a port operator, revenues relating to operating and maintenance phase of the port contract are measured at the amount that Group expects to be entitled to for the services provided.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs part of its obligation by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration when that right is conditional on the Group’s future performance.

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is received. The advance payments received plus a specified rate of return/ discount, at the prevailing market rates, is settled by supplying respective goods over a period of up to twenty four months under an agreed delivery schedule as per the terms of the respective agreements. As these are contracts that the Group expects, and has the ability, to fulfil through delivery of a non- financial item, these are presented as advance from customers and are recognised as revenue as and when control of respective commodities is transferred to customers under the agreements. The fixed rate of return/discount is treated as finance cost. The portion of the advance where either the Group does not have a unilateral right to defer settlement beyond 12 months or expects settlement within 12 months from the balance sheet date is classified as current liability.

•	Interest income

Interest income from debt instruments is recognised using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. When calculating the effective interest rate, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options) but does not consider the expected credit losses.

•	Dividends

Dividend income is recognised in the consolidated statement of profit and loss only when the right to receive payment is established, provided it is probable that the economic benefits associated with the dividend will flow to the Group, and the amount of the dividend can be measured reliably.

(D)	Property, Plant and Equipment

i)	Mining properties and leases

When a decision is taken that a mining property is viable for commercial production (i.e. when the Group determines that the mining property will provide sufficient and sustainable return relative to the risks and the Group decided to proceed with the mine development), all further pre-production primary development expenditure other than that on land, buildings, plant, equipment and capital work-in-progress is capitalised as property, plant and equipment under the heading “Mining properties and leases” together with any amount transferred from “Exploration and evaluation” assets. The costs of mining properties and leases include the costs of acquiring and developing mining properties and mineral rights.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The stripping cost incurred during the production phase of a surface mine is deferred to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met. When the benefit from the stripping costs are realised in the current period, the stripping costs are accounted for as the cost of inventory. If the costs of inventory produced and the stripping activity asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. The Group uses the expected volume of waste compared with the actual volume of waste extracted for a given value of ore/ mineral production for the purpose of determining the cost of the stripping activity asset.

Deferred stripping costs are included in mining properties within property, plant and equipment and disclosed as a part of mining properties. After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.

In circumstances where a mining property is abandoned, the cumulative capitalised costs relating to the property are written off in the period in which it occurs, i.e. when the Group determines that the mining property will not provide sufficient and sustainable returns relative to the risks and the Group decides not to proceed with the mine development.

Commercial reserves are proved and probable reserves as defined by the ‘JORC’ Code, ‘MORC’ code or ‘SAMREC’ Code. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

ii)	Oil and gas assets – (developing/producing assets)

For oil and gas assets, a “successful efforts” based accounting policy is followed. Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the consolidated statement of profit and loss. All costs incurred after the technical feasibility and commercial viability of producing hydrocarbons has been demonstrated are capitalised within property, plant and equipment – development/producing assets on a field-by- field basis. Subsequent expenditure is capitalised only where it either enhances the economic benefits of the development/producing asset or replaces part of the existing development/ producing asset. Any remaining costs associated with the part replaced are expensed.

Net proceeds from any disposal of development/ producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the consolidated statement of profit and loss to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

iii)	Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land acquired free of cost or at below market rate from the government is recognised at fair value with corresponding credit to deferred income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment. All other expenses on existing property, plant and equipment, including day-to-day repair and maintenance expenditure and cost of replacing parts, are charged to the consolidated statement of profit and loss for the period during which such expenses are incurred.

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Notes forming part of the financial statements

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Gains and losses on disposal of an item of property, plant and equipment computed as the difference between the net disposal proceeds and the carrying amount of the asset is included in the consolidated statement of profit and loss when the asset is derecognised. Major inspection and overhaul expenditure is capitalised, if the recognition criteria are met.

iv)	Assets under construction

Assets under construction are capitalised in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset and any obligatory decommissioning costs are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

v)	Depreciation, depletion and amortisation expense

Mining properties and other assets in the course of development or construction and freehold land and goodwill are not depreciated or amortised.

•	Mining properties

The capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial proved and probable reserves of each property or group of properties and are subject to impairment review. Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future capital expenditure required to access the commercial reserves. Changes in the estimates of commercial reserves or future capital expenditure are dealt with prospectively.

•	Oil and gas producing facilities

All expenditures carried within each field are amortised from the commencement of production on a unit of production basis, which is the ratio of oil and gas production in the period to the estimated quantities of depletable reserves at the end of the period plus the production in the period, generally on a field-by-field basis or group of fields which are reliant on common infrastructure.

Depletable reserves are proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs. These assets are depleted within each cost centre. Reserves for this purpose are considered on working interest basis which are reassessed atleast annually. Impact of changes to reserves are accounted for prospectively.

•	Other assets

Depreciation on other Property, plant and equipment is calculated using the straight- line method (SLM) to allocate their cost, net of their residual values, over their estimated useful lives (determined by the management) as given below.

Management’s assessment takes into account, inter alia, the nature of the assets, the estimated usage of the assets, the operating conditions of the assets, past history of replacement and maintenance support. Estimated useful life of assets are as follows:

Asset	Useful life (in years)
Buildings (Residential;	3-60
factory etc.)
Plant and equipment	15-40
Railway siding	15
Office equipment	3-6
Furniture and fixture	8-10
Vehicles	8-10

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit to be derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the consolidated statement of profit and loss if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.

The Group reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change is accounted for as a change in accounting estimate.

(E)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Subsequently, intangible assets are measured at cost less accumulated amortisation and accumulated impairment losses, if any.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The Group recognises port concession rights as “Intangible Assets” arising from a service concession arrangements, in which the grantor controls or regulates the services provided and the prices charged, and also controls any significant residual interest in the infrastructure such as property, plant and equipment, irrespective whether the infrastructure is existing infrastructure of the grantor or the infrastructure is constructed or purchased by the Group as part of the service concession arrangement. Such an intangible asset is recognised by the Group initially at cost determined as the fair value of the consideration received or receivable for the construction service delivered and is capitalised when the project is complete in all respects. Port concession rights are amortised on straight line basis over the balance of license period. The concession period is 30 years from the date of the award. Any addition to the port concession rights are measured at fair value on recognition. Port concession rights also include certain property, plant and equipment in accordance with Appendix C of Ind AS 115 “service concession arrangements.

Intangible assets are amortised over their estimated useful life on a straight line basis. Software is amortised over the estimated useful life ranging from 2-5 years. Amounts paid for securing mining rights are amortised over the period of the mining lease ranging from 16-25 years. Technological know-how and acquired brand are amortised over the estimated useful life of ten years.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated statement of profit and loss when the asset is derecognised.

The amortisation period and the amortisation method are reviewed at least at each financial year end. If the expected useful life of the asset is different from previous estimates, the change is accounted for prospectively as a change in accounting estimate.

(F)	Exploration and evaluation intangible assets

Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to explore are expensed as incurred.

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as exploration and evaluation assets (intangible assets) and stated at cost less impairment, if any. Exploration and evaluation intangible assets are transferred to the appropriate category of property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration intangible assets under development are assessed for impairment and impairment loss, if any, is recognised prior to reclassification.

Exploration expenditure includes all direct and allocated indirect expenditure associated with finding specific mineral resources which includes depreciation and applicable operating costs of related support equipment and facilities and other costs of exploration activities:

•	Acquisition costs – costs associated with acquisition of licenses and rights to explore, including related professional fees.

•	General exploration costs – costs of surveys and studies, rights of access to properties to conduct those studies (e.g. costs incurred for environment clearance, defence clearance, etc.), and salaries and other expenses of geologists, geophysical crews and other personnel conducting those studies.

•	Costs of exploration drilling and equipping exploration and appraisal wells.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised within “Exploration and evaluation assets” (intangible assets) and subsequently allocated to drilling activities. Exploration drilling costs are initially capitalised on a well-by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration effort is judged on a well-by-well basis. Drilling costs are written off on completion of a well unless the results indicate that hydrocarbon reserves exist and there is a reasonable prospect that these reserves are commercial.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration costs are transferred into a single field cost centre within property, plant and equipment – development/producing assets (oil and gas properties) after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the consolidated statement of profit and loss.

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license-by-license basis. Costs are held, undepleted, within exploration and evaluation assets until such time as the exploration phase on the license area is complete or commercial reserves have been discovered.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Net proceeds from any disposal of an exploration asset are initially credited against the previously capitalised costs. Any surplus/ deficit is recognised in the consolidated statement of profit and loss.

(G)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal groups are presented separately on the face of the consolidated balance sheet.

(H)	Impairment of non-financial assets

Impairment charges and reversals are assessed at the level of cash-generating units. A cash-generating unit (CGU) is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The Group assesses at each reporting date, whether there is an indication that an asset may be impaired. The Group conducts an internal review of asset values annually, which is used as a source of information to assess for any indications of impairment or reversal of previously recognised impairment losses. Internal and external factors, such as worse economic performance than expected, changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment or reversal of previously recognised impairment losses.

If any such indication exists or in case of goodwill where annual testing of impairment is required, then an impairment review is undertaken and the recoverable amount is calculated, as the higher of fair value less costs of disposal and the asset’s value in use.

Fair value less costs of disposal is the price that would be received to sell the asset in an orderly transaction between market participants and does not reflect the effects of factors that may be specific to the Group and not applicable to entities in general. Fair value for mineral and oil and gas assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted at an appropriate post tax discount rate to arrive at the net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. The cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The carrying amount of the CGU is determined on a basis consistent with the way the recoverable amount of the CGU is determined. The carrying value is net of deferred tax liability recognised in the fair value of assets acquired in the business combination.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised in the consolidated statement of profit and loss.

Any reversal of the previously recognised impairment loss is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised except if initially attributed to goodwill.

Exploration and evaluation intangible assets:

In assessing whether there is any indication that an exploration and evaluation asset may be impaired, the Group considers, as a minimum, the following indicators:

•	the period for which the Group has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Group has decided to discontinue such activities in the specific area;

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; and

•	reserve information prepared annually by external experts.

When a potential impairment is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash-generating unit) to which the exploration and evaluation assets is attributed. Exploration areas in which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway or planned. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the consolidated statement of profit and loss.

(I)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial Assets – recognition and subsequent measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e. the date that the Group commits to purchase or sell the asset.

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Debt instruments at amortised cost

A ‘debt instrument’ is measured at amortised cost if both the following conditions are met:

a)	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and

b)	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the Effective Interest Rate (EIR) method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in interest income in consolidated statement of profit and loss. The losses arising from impairment are recognised in consolidated statement of profit and loss.

•	Debt instruments at fair value through other comprehensive income (FVOCI)

A ‘debt instrument’ is classified as at FVOCI if both of the following criteria are met:

a)	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and

b)	The asset’s contractual cash flows represent SPPI.

Debt instruments included within the FVOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognised in other comprehensive income (OCI). However, interest income, impairment losses and reversals and foreign exchange gain or loss are recognised in the consolidated statement of profit and loss. On derecognition of the asset, cumulative gain or loss previously recognised in other comprehensive income is reclassified from the equity to consolidated statement of profit and loss. Interest earned whilst holding fair value through other comprehensive income debt instrument is reported as interest income using the EIR method.

•	Debt instruments at fair value through profit or loss (FVTPL)

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorisation as at amortised cost or as FVOCI, is classified as at FVTPL.

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forming part of the consolidated financial statements as at and for the year ended 31 March 2022

In addition, the Group may elect to designate a debt instrument, which otherwise meets amortised cost or FVOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’). The Group has not designated any debt instrument at FVTPL.

Debt instruments included within the FVTPL category are measured at fair value with all changes being recognised in the consolidated statement of profit and loss.

•	Equity instruments

All equity investments in the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies are classified as at FVTPL. For all other equity instruments, the Group may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value. The Group makes such election on an instrument-by-instrument basis. The classification is made on initial recognition and is irrevocable.

If the Group decides to classify an equity instrument as at FVOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to profit and loss, even on sale of investment. However, the Group may transfer the cumulative gain or loss within equity. For equity instruments which are classified as FVTPL, all subsequent fair value changes are recognised in the consolidated statement of profit and loss.

(ii)	Financial Assets - derecognition

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

(iii)	Impairment of financial assets

In accordance with Ind AS 109, the Group applies expected credit loss (“ECL”) model for measurement and recognition of impairment loss on the following financial assets:

a)	Financial assets that are debt instruments, and are measured at amortised cost, e.g. loans, debt securities and deposits;

b)	Financial assets that are debt instruments and are measured as at FVOCI;

c)	Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115.

The Group follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivables, contract assets and lease receivables. The application of simplified approach does not require the Group to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

At each reporting date, for recognition of impairment loss on other financial assets and risk exposure, the Group determines whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in a subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the Group reverts to recognising impairment loss allowance based on 12-month ECL.

Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date.

ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the entity expects to receive, discounted at the original EIR.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

ECL impairment loss allowance (or reversal) during the year is recognised as income/ expense in consolidated statement of profit and loss. The balance sheet presentation for various financial instruments is described below:

a)

Financial assets measured at amortised cost: ECL is presented as an allowance, i.e. as an integral part of the measurement of those assets. The Group does not reduce impairment allowance from the gross carrying amount.

b)

Debt instruments measured at FVOCI: Since financial assets are already reflected at fair value, impairment allowance is not further reduced from its value. Rather, ECL amount is presented as ‘accumulated impairment amount’ in the OCI.

For assessing increase in credit risk and impairment loss, the Group combines financial instruments on the basis of shared credit risk characteristics with the objective of facilitating an analysis that is designed to enable significant increases in credit risk to be identified on a timely basis.

The Group does not have any purchased or originated credit-impaired (POCI) financial assets, i.e. financial assets which are credit impaired on purchase/origination.

(iv)	Financial liabilities – Recognition and Subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, or as loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value, and in the case of financial liabilities at amortised cost, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts and derivative financial instruments.

The measurement of financial liabilities depends on their classification, as described below:

•	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the consolidated statement of profit and loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains/ losses are not subsequently transferred to consolidated income statement. However, the Group may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the consolidated statement of profit and loss. The Group has not designated any financial liability at fair value through profit or loss.

•	Financial liabilities at amortised cost (Loans, Borrowings and Trade and Other payables) After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the consolidated statement of profit and loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the consolidated statement of profit and loss.

(v)	Financial liabilities - Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the consolidated statement of profit and loss.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

(vi)	Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss.

If the hybrid contract contains a host that is a financial asset within the scope of Ind AS 109, the Group does not separate embedded derivatives. Rather, it applies the classification requirements contained in Ind AS 109 to the entire hybrid contract. Derivatives embedded in all other host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss.

These embedded derivatives are measured at fair value with changes in fair value recognised in the consolidated statement of profit and loss, unless designated as effective hedging instruments.

(vii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

(viii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

(J)	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

In order to hedge its exposure to foreign exchange, interest rate, and commodity price risks, the Group enters into forward, option, swap contracts and other derivative financial instruments. The Group does not hold derivative financial instruments for speculative purposes.

Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statement of profit and loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to the consolidated statement of profit and loss when the hedge item affects profit or loss or treated as basis adjustment if a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment;

•	Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment;

•	Hedges of a net investment in a foreign operation.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting. The documentation includes the Group’s risk management objective and strategy for undertaking hedge, the hedging/ economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for, as described below:

(i)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the consolidated statement of profit and loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in the consolidated statement of profit and loss. Hedge accounting is discontinued when the group revokes the hedge relationship, the hedging instrument or hedged item expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting.

(ii)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised in OCI in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the consolidated statement of profit and loss.

Amounts recognised in OCI are transferred to the consolidated statement of profit and loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognised or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognised in OCI are transferred to the initial carrying amount of the non-financial asset or liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognised in OCI remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

(iii)	Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised in OCI while any gains or losses relating to the ineffective portion are recognised in the consolidated statement of profit and loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is reclassified to the consolidated statement of profit and loss (as a reclassification adjustment).

(K)	Leases

The Group assesses at contract inception, all arrangements to determine whether they are, or contain, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income from operating lease is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

Leases are classified as finance leases when substantially all of the risks and rewards of ownership transfer from the Group to the lessee. Amounts due from lessees under finance leases are recorded as receivables at the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the lease.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

(b)	Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities towards future lease payments and right-of- use assets representing the right to use the underlying assets.

(i)	Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e. the date when the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are also subject to impairment. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets as described in ‘D’ above.

(ii)	Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (and, in some instances, in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are disclosed on the face of Balance sheet.

(iii)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low- value assets are recognised as expense on a straight-line basis over the lease term.

(L)	Inventories

Inventories and work-in-progress are stated at the lower of cost and net realisable value. Cost is determined on the following basis:

•	Purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on weighted average basis except in Oil and Gas business where stores and spares are valued on FIFO basis;

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

•	Finished products are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a weighted average basis (except in copper business where FIFO basis is followed); and

•	By-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred for completion and disposal.

(M)	Government grants

Grants and subsidies from the government are recognised when there is reasonable assurance that (i) the Group will comply with the conditions attached to them, and (ii) the grant/subsidy will be received.

When the grant or subsidy relates to revenue, it is recognised as income on a systematic basis in the consolidated statement of profit and loss over the periods necessary to match them with the related costs, which they are intended to compensate.

Where the grant relates to an asset, it is recognised as deferred income and released to income in equal amounts over the expected useful life of the related asset and presented within other income.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at fair value amounts and released to profit or loss over the expected useful life in a pattern of consumption of the benefit of the underlying asset.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favourable interest is regarded as a government grant. The loan or assistance is initially recognised and measured at fair value and the government grant is measured as the difference between the initial carrying value of the loan and the proceeds received. The loan is subsequently measured as per the accounting policy applicable to financial liabilities.

(N)	Taxation

Tax expense represents the sum of current tax and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years.

Subject to the exceptions below, deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes and on carry forward of unused tax credits and unused tax losses:

•

tax payable on the future remittance of the past earnings of subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•

deferred income tax is not recognised on initial recognition as well as on the impairment of goodwill which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss); and

•	deferred tax assets (including MAT credit entitlement) are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognised outside the consolidated statement of profit and loss is recognised outside the consolidated statement of profit and loss (either in other comprehensive income or equity).

The carrying amount of deferred tax assets (including MAT credit entitlement) is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred tax is provided on temporary differences arising on acquisitions that are categorised as Business Combinations. Deferred tax is recognised at acquisition as part of the assessment of the fair value of assets and liabilities acquired. Subsequently deferred tax is charged or credited in the consolidated statement of profit and loss/other comprehensive income as the underlying temporary difference is reversed.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Further, management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group shall reflect the effect of uncertainty for each uncertain tax treatment by using either most likely method or expected value method, depending on which method predicts better resolution of the treatment.

(O)	Retirement benefit schemes

The Group operates or participates in a number of defined benefits and defined contribution schemes, the assets of which (where funded) are held in separately administered funds. For defined benefit schemes, the cost of providing benefits under the plans is determined by actuarial valuation each year separately for each plan using the projected unit credit method by third party qualified actuaries.

Remeasurement including, effects of asset ceiling and return on plan assets (excluding amounts included in interest on the net defined benefit liability) and actuarial gains and losses arising in the year are recognised in full in other comprehensive income and are not recycled to the consolidated statement of profit and loss.

Past service costs are recognised in the consolidated statement of profit and loss on the earlier of:

-	the date of the plan amendment or curtailment, and

-	the date that the Group recognises related restructuring costs

Net interest is calculated by applying a discount rate to the net defined benefit liability or asset at the beginning of the period. Defined benefit costs are split into current service cost, past service cost, net interest expense or income and remeasurement and gains and losses on curtailments and settlements. Current service cost and past service cost are recognised within employee benefit expense. Net interest expense or income is recognised within finance costs.

For defined contribution schemes, the amount charged to the consolidated statement of profit and loss in respect of pension costs and other post retirement benefits is the contributions payable in the year, recognised as and when the employee renders related services.

(P)	Share-based payments

Certain employees (including executive directors) of the Group receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The cost of equity-settled transactions with employees is measured at fair value of share awards at the date at which they are granted. The fair value of share awards is determined with the assistance of an external valuer and the fair value at the grant date is expensed on a proportionate basis over the vesting period based on the Group’s estimate of shares that will eventually vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date at which point the estimate is adjusted to reflect the current expectations.

The resultant increase in equity is recorded in share- based payment reserve.

In case of cash-settled transactions, a liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined with the assistance of an external valuer.

(Q)	Provisions, contingent liabilities and contingent assets

The assessments undertaken in recognising provisions and contingencies have been made in accordance with the applicable Ind AS.

Provisions represent liabilities for which the amount or timing is uncertain. Provisions are recognised when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognised in the consolidated statement of profit and loss as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognised because it cannot be measured reliably. The Group does not recognise a contingent liability but discloses its existence in the consolidated balance sheet.

Contingent assets are not recognised but disclosed in the financial statements when an inflow of economic benefit is probable.

The Group has significant capital commitments in relation to various capital projects which are not recognised in the balance sheet.

(R)	Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine or oil fields. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the consolidated statement of profit and loss over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance cost in the consolidated statement of profit and loss.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are provided for at their net present value and charged to the consolidated statement of profit and loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

(S)	Accounting for foreign currency transactions and translations

The functional currency for each entity in the Group is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is normally the local currency of the country in which it operates with the exception of oil and gas business operations which have a US dollar functional currency as that is the currency of the primary economic environment in which it operates. The financial statements are presented in Indian rupee (₹).

In the financial statements of individual group companies, transactions in currencies other than the respective functional currencies are translated into their functional currencies at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into functional currencies at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined.

All exchange differences are included in the consolidated statement of profit and loss except those where the monetary item is designated as an effective hedging instrument of the currency risk of designated forecasted sales or purchases, which are recognised in the other comprehensive income.

Exchange differences which are regarded as an adjustment to interest costs on foreign currency borrowings, are capitalised as part of borrowing costs in qualifying assets.

For the purposes of the consolidation of financial statements, items in the consolidated statement of profit and loss of those businesses for which the Indian Rupees is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year/ exchange rates as on the date of transaction. The related consolidated balance sheet is translated into Indian rupees at the rates as at the reporting date. Exchange differences arising on translation are recognised in consolidated statements of other comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the consolidated statement of profit and loss.

The Group had applied paragraph 46A of AS 11 under Previous GAAP. Ind AS 101 gives an option, which has been exercised by the Group, whereby a first time adopter can continue its Indian GAAP policy for accounting for exchange differences arising from translation of long-term foreign currency monetary items recognised in the Indian GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period. Hence, foreign exchange gain/loss on long-term foreign currency monetary items recognised upto 31 March 2016 has been deferred/capitalised. Such exchange differences arising on translation/ settlement of long-term foreign currency monetary items and pertaining to the acquisition of a depreciable asset are amortised over the remaining useful lives of the assets.

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Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Exchange differences arising on translation/ settlement of long-term foreign currency monetary items, acquired post 01 April 2016, pertaining to the acquisition of a depreciable asset are charged to the consolidated statement of profit and loss.

(T)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

(U)	Buyers’ Credit/Suppliers’ Credit and vendor financing

The Group enters into arrangements whereby banks and financial institutions make direct payments to suppliers for raw materials and project materials. The banks and financial institutions are subsequently repaid by the Group at a later date providing working capital timing benefits. These are normally settled between twelve months (for raw materials) to thirty six months (for project and materials). Where these arrangements are with a maturity of up to twelve months, the economic substance of the transaction is determined to be operating in nature and these are recognised as operational buyers’ credit/ suppliers’ credit and disclosed on the face of the balance sheet. Interest expense on these are recognised in the finance cost. Payments made by banks and financial institutions to the operating vendors are treated as a non-cash item and settlement of operational buyer’s credit/ suppliers’ credit by the Group is treated as cash flows from operating activity reflecting the substance of the payment.

Where such arrangements are with a maturity beyond twelve months and up to thirty six months, the economic substance of the transaction is determined to be financing in nature, and these are presented within borrowings in the consolidated balance sheet. Payments made to vendors are treated as cash item and disclosed as cash flows from operating/ investing activity depending on the nature of the underlying transaction. Settlement of dues to banks and financial institution are treated as cash flows from financing activity.

(V)	Current and non-current classification

The Group presents assets and liabilities in the consolidated balance sheet based on current / non-current classification.

An asset is classified as current when it satisfies any of the following criteria:

-	it is expected to be realised in, or is intended for sale or consumption in, the Group’s normal operating cycle.

-	it is held primarily for the purpose of being traded;

-	it is expected to be realised within 12 months after the reporting date; or

-	it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

All other assets are classified as non-current.

A liability is classified as current when it satisfies any of the following criteria:

-	it is expected to be settled in the Group’s normal operating cycle;

-	it is held primarily for the purpose of being traded;

-	it is due to be settled within 12 months after the reporting date; or

-

the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current. Deferred tax assets and liabilities are classified as non current only.

(W)	Borrowing costs

Borrowing cost includes interest expense as per effective interest rate (EIR) and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost.

Integrated Report and Annual Accounts 2021-22      451

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use, i.e. when they are capable of commercial production. Borrowing costs relating to the construction phase of a service concession arrangement is capitalised as part of the cost of the intangible asset. Where funds are borrowed specifically to finance a qualifying capital project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a qualifying capital project, the income generated from such short-term investments is deducted from the total capitalised borrowing cost. If any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing then becomes part of general borrowing. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the year.

All other borrowing costs are recognised in the consolidated statement of profit and loss in the year in which they are incurred.

Capitalisation of interest on borrowings related to construction or development projects is ceased when substantially all the activities that are necessary to make the assets ready for their intended use are complete or when delays occur outside of the normal course of business.

EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial liability or a shorter period, where appropriate, to the amortised cost of a financial liability. When calculating the effective interest rate, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options).

(X)	Treasury shares

The Group has created an Employee Benefit Trust (EBT) for providing share-based payment to its employees. The Group uses EBT as a vehicle for distributing shares to employees under the employee remuneration schemes. The EBT buys shares of the Company from the market, for giving shares to employees. The shares held by EBT are treated as treasury shares.

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in equity. Share options whenever exercised, would be satisfied with treasury shares.

(Y)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term money market deposits which have maturity of three months or less from the date of acquisition, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above.

(Z)	Exceptional items

Exceptional items are those items that management considers, by virtue of their size or incidence (including but not limited to impairment charges and acquisition and restructuring related costs), should be disclosed separately to ensure that the financial information allows an understanding of the underlying performance of the business in the year, so as to facilitate comparison with prior periods. Also tax charges related to exceptional items and certain one-time tax effects are considered exceptional. Such items are material by nature or amount to the year’s result and require separate disclosure in accordance with Ind AS.

3(b)	APPLICATION OF NEW AND AMENDED STANDARDS

A.

The Group has adopted, with effect from 01 April 2021, the following new and revised standards. Their adoption has not had any significant impact on the amounts reported in the consolidated financial statements.

1.	Amendments to Ind AS 103 regarding the definition of identifiable assets acquired and liabilities assumed to qualify for recognition as part of applying the acquisition method;

2.	Amendments to Ind AS 107, 109, 104 and 116 regarding Interest Rate Benchmark Reform – Phase 2;

3.	Conceptual framework for financial reporting under Ind AS issued by the ICAI;

452      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

4.	Amendments to Ind AS 116 regarding COVID-19 related rent concessions;

5.	Amendments to Ind AS 105, 16 and 28 regarding definition of recoverable amount.

B.	Standards notified but not yet effective

The Ministry of Corporate Affairs has notified Companies (Indian Accounting Standard) Amendment Rules 2022 dated 23 March 2022, effective from 01 April 2022, resulting in amendments such as Onerous Contracts – Costs of Fulfilling a Contract – Amendments to Ind AS 37, Reference to the Conceptual Framework – Amendments to Ind AS 103, Property, Plant and Equipment: Proceeds before Intended Use – Amendments to Ind AS 16, Ind AS 101 First-time Adoption of Indian Accounting Standards – Subsidiary as a first-time adopter, Ind AS 109 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities, Ind AS 41 Agriculture – Taxation in fair value measurements. These amendments are not expected to have any impact on the Group. The Group has not early adopted any amendments that has been notified but is not yet effective.

3(c)	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

The information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as given below.

A.	Significant estimates

i)	Carrying value of exploration and evaluation assets

Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use if impairment indicators, as contained in Ind AS 106, exists. Change to the valuation of exploration assets is an area of judgement. Further details on the Group’s accounting policies on this are set out in accounting policy above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts will be written off to the consolidated statement of profit and loss as exploration costs unless commercial reserves are established or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

Details of carrying values are disclosed in note 6.

ii)	Recoverability of deferred tax and other income tax assets

The Group has carry forward tax losses, unabsorbed depreciation and MAT credit that are available for offset against future taxable profit. Deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilised. This involves an assessment of when those assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. This requires assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets and consequential impact in the consolidated statement of profit and loss.

The total deferred tax assets recognised in these financial statements include MAT credit entitlements of ₹6,746 crore (FY 2020-21: ₹8,232 crore), of which

₹208 crore (FY 2020-21: ₹340 crore) is expected to be utilised in the fourteenth year, fifteen years being the maximum permissible time period to utilise the MAT credits.

iii)	Copper operations in Tamil Nadu, India

Tamil Nadu Pollution Control Board (“TNPCB”) had issued a closure order of the Tuticorin Copper smelter, against which the Company had filed an appeal with the National Green Tribunal (“NGT”). NGT had, on 08 August 2013, ruled that the Copper smelter could continue its operations subject to implementation of recommendations of the Expert Committee appointed by the NGT. The TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India.

Integrated Report and Annual Accounts 2021-22      453

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

In the meanwhile, the application for renewal of Consent to Operate (“CTO”) for existing copper smelter was rejected by TNPCB in April 2018. The Company has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, the TNPCB vide its order dated 23 May 2018 ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu issued orders on the same date with a direction to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws. Subsequently, the Directorate of Industrial Safety and Health passed orders dated 30 May 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.

The Company appealed this before the NGT. NGT vide its order on 15 December 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorisation to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on 02 January 2019 challenging the judgement of NGT dated 15 December 2018 and the previously passed judgement of NGT dated 08 August 2013. The Supreme Court vide its judgement dated 18 February 2019 set aside the judgements of NGT dated 15 December 2018 and 08 August 2013 solely on the basis of maintainability and directed the Company to file an appeal in High court.

The Company has filed a writ petition before the Madras High Court challenging the various orders passed against the Company in FY 2018 and FY 2013. On 18 August 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The Company has approached the Supreme Court and challenged the said High Court Order by way of a Special Leave Petition (“SLP”) to Appeal and also filed an interim relief for care & maintenance of the plant or trial run for certain period.

The Matter was then listed on 02 December 2020 before Supreme Court. After having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. The hearing on care & maintenance could not be listed at Supreme Court. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits.

As per the Company’s assessment, it is in compliance with the applicable regulations and expects to get the necessary approvals in relation to the existing operations and hence the Company does not expect any material adjustments to these financial statements as a consequence of above actions.

The Company has carried out an impairment analysis for existing plant assets during the period ended 31 March 2022 considering the key variables and concluded that there exists no impairment. The Company has done an additional sensitivity analysis with commencement of operations of the existing plant w.e.f. 01 April 2025 and noted that the recoverable amount of the assets would still be in excess of their carrying values.

The carrying value of the assets as at 31 March 2022 is ₹1,982 crore (31 March 2021: ₹2,144 crore).

Expansion Project:

Separately, the Company has filed a fresh application for renewal of the Environmental Clearance for the proposed Copper Smelter Plant 2 (”Expansion Project”) dated 12 March 2018 before the Expert Appraisal Committee of the Ministry of Environment, Forests and Climate Change (”the MoEFCC”) wherein a sub-committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.

In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated 23 May 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The the MoEFCC has delisted the Expansion Project since the matter is sub-judice. Separately, SIPCOT vide its letter dated 29 May 2018, cancelled 342.22 acres of the land allotted for the proposed Expansion Project. Further, the TNPCB issued orders on 07 June 2018 directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023.

454      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication. Considering the delay in existing plant matter and accordingly delay in getting the required approval for Expansion Project, management considered to make provision for impairment for Expansion Project basis fair value less cost of disposal. The net carrying value of ₹41 crore as at 31 March 2022 (31 March 2021: ₹97 crore) approximates its recoverable value.

Property, plant and equipment of ₹1,213 crore and inventories of ₹301 crore, pertaining to existing and expansion plant, could not be physically verified, anytime during the year, as the access to the plant is presently restricted. However, since operations are suspended and access to the plant restricted, any difference between book and physical quantities is unlikely to be material.

(iv)	PSC Extension

Rajasthan Block

The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for automatic extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, while Government of India (“GOI”) in October 2018, accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020. As per the said policy and extension letter, the Company is required to comply with certain conditions and pay an additional 10% profit oil to GOI. The Company had challenged the applicability of Pre-NELP Policy to the RJ block. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed automatic extension of PSC.

Nevertheless, GOI, in their submissions to the Delhi High Court, has not objected to Vedanta obtaining a 10-year extension of Rajasthan PSC. The legal dispute only relates to additional 10% profit petroleum (“PP”) rather than Vedanta’s right to obtain 10-year extension. In the interim, without prejudice to the Company’s rights, the Company has commenced paying the additional 10% profit petroleum claimed from 15 May 2020 to the Government. The Company has also filed an SLP in Supreme Court against above Delhi HC order and revised date for SLP listing is awaited.

In parallel, the Company is in discussion with the Ministry of Petroleum and Natural Gas (MoPNG) on execution of the PSC addendum. On the other issue related to DGH audit exceptions, discussions are ongoing to agree on the position that this issue will be dealt with as per ongoing arbitration with GOI as per PSC mechanism.

One of the conditions for extension of PSC relates to notification of certain audit exceptions raised for FY 2016-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. The Company had also clarified that the same should be de-linked as a condition for the extension which had been granted vide letter dated 26 October 2018.

The Directorate General of Hydrocarbons (“DGH”) in May 2018 raised a demand on the Company and its subsidiary for the period up to 31 March 2017 for Government’s additional share of Profit oil based on its computation of disallowance of costs incurred in excess of the initially approved Field Development Plan (“FDP”) of the pipeline project for ₹1,524 crore (US $ 202 million) and retrospective re-allocation of certain common costs between Development Areas

(“DAs”) of RJ block aggregating to ₹2,752 crore (US $ 364 million). The DGH vide its letter dated 12 May 2020, reiterated its demand only with respect to the retrospective re-allocation of certain common costs between DAs of the RJ block of ₹2,752 crore (US $ 364 million towards contractor share for the period up to 31 March 2017. This amount was subsequently revised to ₹3,465 crore (US $ 458 million) till March 2018 vide DGH letter dated 24 December 2020.

In September 2021, DGH communicated the approval by Empowered Committee of Secretaries for the revised pipeline project cost over the initial approved FDP.

The Company believes that it has sufficient as well as reasonable basis pursuant to the PSC provisions and related approvals, supported by legal advice, for having claimed such costs and for allocating common costs between different DAs. In the Company’s opinion, these computations of the aforesaid demand/audit exceptions are not appropriate, and the accounting adjustments sought for issues pertaining to Year 2007 and onwards are based on assumptions that are not in consonance with the approvals already in place. The Company’s view is also supported by independent legal opinion and the Company has been following the process set out in PSC to resolve these aforesaid matters. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration and an arbitration tribunal (“Tribunal”) stands constituted. Further, on 23 September 2020, the GOI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The matter was heard on 25 September 2020 wherein the Bench has not passed any ex parte orders. The matter is now listed for hearing on 29 August 2022.

Integrated Report and Annual Accounts 2021-22      455

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Also, on Vedanta’s application under Section 17 of the Arbitration and Conciliation Act, 1996, the Tribunal in December 2020 ordered that GOI should not take any action to enforce any of the amounts at issue in this arbitration against the Claimants during the arbitral period. The GOI has challenged the said order before the Delhi High Court under the said Act. This matter is also scheduled for hearing on 25 May 2022.

The Company has also filed application under Section 151 of Code of Civil Procedure (CPC) read with Section 9 of the Arbitration Act, 1996 requesting the Court to direct GOI to extend the PSC for 10 years without insisting upon a payment of disputed dues under audit exceptions which have been already referred to arbitration. On 12 April 2022, basis the application, the Court has issued notice under this application.

In management’s view, the above-mentioned condition on demand raised by the DGH for additional petroleum linked to PSC extension is untenable and has not resulted in creation of any liability and cannot be a ground for non-extension. In addition, all necessary procedures prescribed in the PSC including invocation of arbitration, in respect of the stated audit observation have also been fulfilled. Accordingly, the PSC extension approval granted vide DGH letter dated 26 October 2018 upholds with all conditions addressed and no material liability would devolve upon the Group.

Simultaneously, the Company is also pursuing with the GOI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GOI has been granting interim permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 14 May 2022 or signing of the PSC addendum, whichever is earlier.

(v)

ESL Steel Limited (“ESL”), had filed application for renewal of CTO on 24 August 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (“JSPCB”) on 23 August 2018, as JSPCB awaited response from the MoEFCC over a 2012 show-cause notice. After a personal hearing towards the show cause notice, the MoEFCC revoked the Environment Clearance (“EC”) on 20 September 2018. The High Court of Jharkhand granted stay against both revocation orders and allowed the continuous running of the plant operations under regulatory supervision of the JSPCB. Jharkhand High Court, on 16 September 2020, passed an order vacating the interim stay in place beyond 23 September 2020, while listed the matter for final hearing. ESL urgently filed a petition in the Hon’ble Supreme Court, and on 22 September 2020, ESL was granted permission to run the plant till further orders.

The Forest Advisory Committee (“FAC”) of the MoEFCC granted the Stage 1 clearance and the MoEFCC approved the related Terms of Reference (“TOR”) on 25 August 2020. ESL presented its proposal before the Expert Appraisal Committee (“EAC”) after completing the public consultation process and the same has been recommended for grant of EC subject to Forest Clearance by the EAC in its 41st meeting dated 29 and 30 July 2021. Vide letter dated 25 August 2021, the MoEFCC rejected the EC “as of now” due to stay granted by Madras High Court vide order dated 15 July 2021 in a Public Interest Litigation filed against the Standard Operating Procedure which was issued by the MoEFCC for regularisation of violation case on 07 July 2021. The Hon’ble Supreme Court vide order dated 09 December 2021 decided the matter by directing the MoEFCC to process the EC application of ESL as per the applicable law within a period of three months. The MoEFCC vide its letter dated 02 February 2022 has deferred the grant of EC till Forest Clearance (“FC”) Stage-II is granted to ESL. ESL has submitted its reply against the MoEFCC letter vide letter dated 11 February 2022 for reconsidering the decision of linking EC with FC as the grant of FC Stage – II is not a condition precedent for grant of EC. As per Stage 1 clearance, the Group is required to provide non- forest land in addition to the afforestation cost. The Group, based on the report of an Environment Impact Assessment consultant, had recognised a provision of ₹213 crore as part of exceptional item during the year ended 31 March 2021 with respect to the costs to be incurred by it for obtaining EC and an additional ₹7 crore has been provided against final order relating to wildlife conservation plan received during the current year.

456      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

(vi)	Oil and Gas reserves

Significant technical and commercial judgements are required to determine the Company’s estimated oil and natural gas reserves. Reserves considered for computing depletion are proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs. Reserves for this purpose are considered on working interest basis which are reassessed at least annually. Details of such reserves are given in note 44. Changes in reserves as a result of change in management assumptions could impact the depreciation rates and the carrying value of assets (Refer note 6).

(vii)	Carrying value of developing/producing oil and gas assets

Management performs impairment tests on the Company’s developing/producing oil and gas assets where indicators of impairment are identified in accordance with Ind AS 36.

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumptions	Basis
Future production	proved and probable reserves, production facilities, resource estimates and expansion projects

Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast

Discount to price	management’s best estimate based on historical prevailing discount and updated sales contracts

Extension of PSC	granted till 2030 on the expected commercial terms (Refer note 3(c) (A)(iv)

Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

Any subsequent changes to cash flows due to changes in the above mentioned factors could impact the carrying value of the assets.

Details of carrying values and impairment charge and the assumptions used are disclosed in note 6 and 36 respectively.

B.	Significant judgements

(i)	Determining whether an arrangement contains a lease:

The Group has ascertained that the Power Purchase Agreement (PPA) entered into between one of the subsidiaries and a State grid qualifies to be an operating lease under Ind AS 116 “Leases”. Accordingly, the consideration receivable under the PPA relating to recovery of capacity charges towards capital cost have been recognised as operating lease rentals and in respect of variable cost that includes fuel costs, operations and maintenance, etc. is considered as revenue from sale of products/services.

Significant judgement is required in segregating the capacity charges due from the State grid, between fixed and contingent payments. The Group has determined that since the capacity charges under the PPA are based on the number of units of electricity made available by its Subsidiary which would be subject to variation on account of various factors like availability of coal and water for the plant, there are no fixed minimum payments under the PPA, which requires it to be accounted for on a straight line basis. The contingent rents recognised are disclosed in Note 27.

(ii)	Contingencies

In the normal course of business, contingent liabilities may arise from litigation, taxation and other claims against the Group. A provision is recognised when the Group has a present obligation as a result of past events and it is probable that the Group will be required to settle that obligation.

Where it is management’s assessment that the outcome cannot be reliably quantified or is uncertain, the claims are disclosed as contingent liabilities unless the likelihood of an adverse outcome is remote. Such liabilities are disclosed in the notes but are not provided for in the financial statements.

When considering the classification of legal or tax cases as probable, possible or remote, there is judgement involved. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific applicable law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decision. Although there can be no assurance regarding the finaloutcome of the legal proceedings, the Group does notexpect them to have a materially adverse impact on the Group’s financial position or profitability. These are set out in note 40.

Integrated Report and Annual Accounts 2021-22      457

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

(iii)	Revenue recognition and receivable recovery in relation to the power division

In certain cases, the Group’s power customers are disputing various contractual provisions of Power Purchase Agreements (PPA). Significant judgement is required in both assessing the tariff to be charged under the PPA in accordance with Ind AS 115 and to assess the recoverability of withheld revenue currently accounted for as receivables.

In assessing this critical judgement, management considered favourable external legal opinions that the Group has obtained in relation to the claims.

In addition, the fact that the contracts are with government owned companies implies that the credit risk is low (refer note 8).

(iv)	Exceptional items

Exceptional items are those items that management considers, by virtue of their size or incidence (including but not limited to impairment charges and acquisition and restructuring related costs), should be disclosed separately to ensure that the financial information allows an understanding of the underlying performance of the business in the year, so as to facilitate comparison with prior periods. Also tax charges related to exceptional items and certain one-time tax effects are considered exceptional. Such items are material by nature or amount to the year’s result and require separate disclosure in accordance with Ind AS.

The determination as to which items should be disclosed separately requires a degree of judgement. The details of exceptional items are set out in note 36.

4	Business Combination

Ferro Alloys Corporation Limited – Business Combination

During the previous year ended 31 March 2021, the Company acquired control over Ferro Alloys Corporation Limited (“FACOR”) under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. Based on completion of the closing conditions, the Company concluded the acquisition date as 21 September 2020. The Company holds 100% in FACOR, while FACOR holds 90% equity in its subsidiary, Facor Power Limited (FPL).

FACOR is in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through FPL. The acquisition complements the Group’s existing steel business as the vertical integration of ferro manufacturing capabilities has the potential to generate significant efficiencies. FACOR has been included in “Others” for segment reporting purposes. The Company had finalised acquisition accounting during the year ended 31 March 2021.

If FACOR had been acquired at the beginning of the comparative period, revenue and profit before taxation of the Group for the year ended 31 March 2021 would have been ₹87,087 crore and ₹17,229 crore respectively.

458      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

5	Segment Information

A.

Description of segment and principal activities The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas, ferro alloys, steel, cement and commercial power and has a presence across India, South Africa, Namibia, U.A.E, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. The Group is also in the business of port operations and manufacturing of glass substrate. The Group has seven reportable segments: copper, aluminium, iron ore, power, Zinc India (comprises zinc and lead India), Zinc international, oil and gas and others. The management of the Group is organised by its main products: copper, Zinc (comprises zinc and lead India, silver India and zinc international), aluminium, iron ore, oil and gas, power and others. “Others” segment mainly comprises port/berth, steel, glass substrate, ferro alloys and cement business and those segments which do not meet the quantitative threshold for separate reporting. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).

Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and unallocated liabilities respectively.

The accounting policies of the reportable segments are the same as the Group’s accounting policies. The operating segments reported are the segments of the Group for which separate financial information is available. Earnings before interest, depreciation and amortisation and tax (“EBITDA”) are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Group’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments.

Pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents revenue and profit information and certain assets and liabilities information regarding the Group’s business segments as at and for the year ended 31 March 2022 and 31 March 2021 respectively.

Integrated Report and Annual Accounts 2021-22      459

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

For the year ended 31 March 2022

										(₹ in crore)
	Business Segments
Particulars	Zinc India	Zinc International	Oil & Gas	Aluminium	Copper	Iron Ore	Power	Others	Eliminations	Total
Revenue
External revenue	28,624	4,484	12,430	50,809	15,151	6,233	5,501	7,960	—	1,31,192
Inter segment revenue	—	—	—	72	—	117	325	12	(526)	—

Segment revenue Results	28,624	4,484	12,430	50,881	15,151	6,350	5,826	7,972	(526)	1,31,192
Segment results (EBITDA) [a]	16,161	1,533	5,992	17,337	(115)	2,280	1,082	1,049	—	45,319
Less: Depreciation, depletion and amortisation	2,951	513	1,633	2,238	208	118	685	549	—	8,895
Add: Other (expense)/ income [b]	139	—	—	80	2	8	15	1	—	245
Less: Unallocated expenses										235
Less: Finance costs										4,797
Add: Other income (excluding exchange difference and those included in segment results)										2,095
Add: Net exceptional loss										(768)
Net profit before tax										32,964
Other information
Segment assets	22,822	6,984	24,149	60,407	5,912	4,156	17,195	9,197	—	1,50,822
Financial assets investments										17,291
Deferred tax assets										5,085
Income tax assets										2,787
Cash and bank balances (including restricted cash and bank balances)										15,805
Others										6,810

Total assets										1,98,600

Segment liabilities	6,229	1,159	16,138	20,231	5,028	2,601	1,976	2,694	—	56,056
Deferred tax liabilities										4,435
Borrowing										53,109
Income tax liabilities (net of payments)										917
Others										1,379
Total liabilities										1,15,896
Capital expenditure [c]	3,705	1,016	1,805	3,535	8	298	105	1,250	—	11,742

Net impairment/ (reversal) or write off/ (write back) relating to assets [d]	—		(79)	125	—			52	—	122

a)	EBITDA is a non-GAAP measure.
b)	Amortisation of duty benefits relating to assets recognised as government grant.
c)	Includes capital expenditure of ₹20 crore which is not allocable to any segment.
d)	Includes write off of ₹24 crore which is not allocable to any segment.

460      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

For the year ended 31 March 2021

										(₹ in crore)
	Business Segments
Particulars	Zinc India	Zinc International	Oil & Gas	Aluminium	Copper	Iron Ore	Power	Others	Eliminations	Total
Revenue
External Revenue	21,932	2,729	7,531	28,575	10,888	4,487	5,375	5,346	—	86,863
Inter segment revenue	—	—	—	69	2	41	—	31	(143)	—

Segment revenue Results	21,932	2,729	7,531	28,644	10,890	4,528	5,375	5,377	(143)	86,863
Segment results (EBITDA) [a]	11,620	811	3,206	7,751	(177)	1,804	1,407	919	—	27,341
Depreciation, depletion and amortisation	2,592	320	1,223	1,928	218	96	693	568	—	7,638
Add: Other income/ (expense) [b]	125	—	—	75	3	8	17	1	—	229
Add: Unallocated income										129
Less: Finance costs										5,210
Add : Other income (excluding exchange difference and those included in segment results)										3,040
Add: Net exceptional loss										(678)
Net profit before tax										17,213
Other information
Segment assets	21,302	6,065	18,915	54,764	6,273	2,722	17,565	7,876	—	1,35,482
Financial Assets investments										16,660
Deferred tax Assets										5,860
Income tax Assets										2,755
Cash and bank balances (including restricted cash and bank balances)										16,744
Others										8,210

Total assets										1,85,711

Segment liabilities	5,929	1,067	11,178	18,565	4,388	1,319	2,123	2,140	—	46,709
Deferred tax liabilities										2,215
Borrowing										57,028
Income tax liabilities (net of payments)										277
Others										2,066

Total liabilities										1,08,295

Capital expenditure [c]	2,333	390	1,523	1,782	58	112	57	598	—	6,855

Net impairment/ (reversal) or write off/ (write back) relating to assets	—	—	—	(181)	—	—		(63)	—	(244)

a)	EBITDA is a non-GAAP measure.
b)	Amortisation of duty benefits relating to assets recognised as government grant and cost of exploration wells written off in Oil & Gas segment.
c)	Total of capital expenditure includes capital expenditure of ₹2 crore which is not allocable to any segment. It also includes ₹354 crore acquired through business combination.

Integrated Report and Annual Accounts 2021-22      461

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

B.	Geographical segment analysis

The following table provides an analysis of the Group’s sales by region in which the customer is located, irrespective of the origin of the goods.

		(₹ in crore)
Geographical Segments	Year ended 31 March 2022	Year ended 31 March 2021
Revenue by geographical segment
India	73,619	53,621
Europe	15,847	3,181
China	9,667	5,221
The United states of America Turkey	3,487	1,163
Mexico	5,181	415
Malaysia	2,311	932
Others	548	7,109
Total	20,532	15,221

	1,31,192	86,863

The following is an analysis of the carrying amount of non-current assets, excluding deferred tax assets and financial assets, analysed by the geographical area in which the assets are located:

		(₹ in crore)
Geographical Segments	As at 31 March 2022	As at 31 March 2021
Carrying amount of non-current assets
India	1,07,915	1,05,615
South Africa	5,105	4,449
Namibia	990	887
Taiwan	893	1,002
Other	646	789

Total	1,15,549	1,12,742

C.	Information about major customer

No single customer has accounted for more than 10% of the Group’s revenue for the year ended 31 March 2022. Revenue from one customer amounted to ₹10,477 crore for the year ended 31 March 2021 arising from sales made in the Aluminium, Zinc and Copper segment. No other customer contributed to more than 10% of revenues.

D.	Disaggregation of Revenue

Below table summarises the disaggregated revenue from contracts with customers

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Oil	10,275	6,480
Gas	1,712	684
Zinc metal	24,709	16,634
Lead metal	4,240	3,880
Silver metals and bars	4,215	4,395
Iron ore	2,354	2,173
Metallurgical coke	406	257
Pig iron	4,123	5,425
Copper products	14,281	10,205
Aluminium products	51,253	28,394
Power	3,886	3,651
Steel products	5,698	3,966
Ferro alloys	830	274
Others	3,119	2,126

Revenue from contracts with customers*	1,31,101	85,544

Revenue from contingent rents	1,381	1,515
Loss on provisionally priced contracts under Ind AS 109	(1,290)	(196)

Total revenue	1,31,192	86,863

*

includes revenues from sale of services aggregating to ₹301 crore (For the year ended 31 March 2021: ₹224 crore) which is recorded over a period of time. The balance revenue from contracts with customers is recognised at a point in time.

462    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

6	Property, Plant and Equipment, Intangible assets, Capital work-in-progress and Exploration intangible assets under development

													(₹ in crore)
Particulars	Freehold land	Buildings	Plant and equipment	Mining property	Oil & gas producing facilities	Furniture and fixtures	Vehicles	Office equipment	Right of Use assets (Refer note below)	Total	Capital work-in- progress (CWIP)	Exploration intangible assets under development	Total including capital work-in- progress and Exploration intangible assets under development
Property, Plant and Equipment
Gross Block
As at 01 April 2020	2,278	14,624	1,03,780	14,269	90,818	410	394	974	1,420	2,28,967	49,068	9,009	2,87,044
Additions	7	153	1,780	1,301	—	40	27	95	107	3,510	2,270	723	6,503
Acquisition through business	132	—	—	—	—	—	—	—	—	132	2	—	134
combination (Refer Note 4) Transfers/Reclassifications*	(252)	105	3,882	457	1,009	21	(32)	10	253	5,453	(5,465)	8	(4)
Disposals/Adjustments	(20)	(13)	(543)	(5)	(7)	(10)	(21)	(8)	(3)	(630)	—	—	(630)
Exploration cost written off	—	—	—	—	—	—	—	—	—	—	—	(7)	(7)
Exchange differences	(7)	31	234	747	(1,852)	(5)	8	7	(17)	(854)	(645)	(185)	(1,684)

As at 31 March 2021	2,138	14,900	1,09,133	16,769	89,968	456	376	1,078	1,760	2,36,578	45,230	9,548	2,91,356

Additions	91	114	1,438	638	132	21	35	77	115	2,661	7,032	977	10,670
Transfers/Reclassifications*	26	134	5,864	2,057	674	22	2	2	(697)	8,084	(7,939)	(156)	(11)
Disposals/Adjustments	(86)	(7)	(1,056)	(33)	(8)	(3)	(11)	(9)	(9)	(1,222)	(116)	—	(1,338)
Exploration cost written off	—	—	—	—	—	—	—	—	—	—	—	(2,618)	(2,618)
(Refer note 36)
Exchange differences	11	78	618	256	2,823	3	—	16	7	3,812	1,030	267	5,109

As at 31 March 2022	2,180	15,219	1,15,997	19,687	93,589	499	402	1,164	1,176	2,49,913	45,237	8,018	3,03,168

Accumulated depreciation, depletion, amortisation and impairment
As at 01 April 2020	353	6,242	36,887	8,085	88,041	330	108	766	133	1,40,945	32,231	7,261	1,80,437
Charge for the year	6	535	4,395	1,516	772	32	38	122	194	7,610	—	—	7,610
Disposals/ Adjustments	(9)	(13)	(418)	—	(7)	(9)	(17)	(5)	(1)	(479)	—	—	(479)
Capital work-in-progress written off/Impairment charge for the year (Refer note 36)	—	—	—	—	—	—	—	—	—	—	244	—	244
Transfers/ Reclassification*	—	—	35	—	490	—	(7)	—	—	518	(518)	—	—
Exchange differences	(5)	(6)	25	335	(1,796)	(5)	5	5	(3)	(1,445)	(607)	(147)	(2,199)

As at 31 March 2021	345	6,758	40,924	9,936	87,500	348	127	888	323	1,47,149	31,350	7,114	1,85,613

Charge for the year	9	478	5,246	1,938	878	17	34	138	63	8,801	—	—	8,801
Disposals/ Adjustments	(28)	(1)	(855)	—	—	(2)	(7)	(7)	(9)	(909)	(65)	—	(974)
Capital work-in-progress written off/ Impairment charge/ (reversal) for the year (Refer note 36)	—	—	—	—	(1,744)	—	—	—	—	(1,744)	24 24	(953)	(2,673)
Transfers/Reclassification*	—	—	1,098	—	261	—	—	—	(162)	1,197	(1,197)	—	—
Exchange differences	9	71	499	103	2,726	2	—	18	1	3,429	895	208	4,532

As at 31 March 2022	335	7,306	46,912	11,977	89,621	365	154	1,037	216	1,57,923	31,007	6,369	1,95,299

Net Book Value/Carrying Amount
As at 01 April 2020	1,925	8,382	66,893	6,184	2,777	80	286	208	1,287	88,022	16,837	1,748	1,06,607
As at 31 March 2021	1,793	8,142	68,209	6,833	2,468	108	249	190	1,437	89,429	13,880	2,434	1,05,743

As at 31 March 2022	1,845	7,913	69,085	7,710	3,968	134	248	127	960	91,990	14,230	1,649	1,07,869

*	Transfers/reclassification majorly includes capitalisation of CWIP to respective class of assets.

Integrated Report and Annual Accounts 2021-22    463

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Right of Use (ROU) Assets

Particulars	ROU Land	ROU Building	ROU Plant and Equipment	Total
Gross Block
As at 01 April 2020	622	64	734	1,420
Additions	91	—	16	107
Transfers/Reclassification	253	—	—	253
Disposals/Adjustments	—	(2)	(1)	(3)
Exchange differences	(4)	(1)	(12)	(17)

As at 31 March 2021	962	61	737	1,760

Additions	92	4	19	115
Transfers/Reclassification	(5)	—	(692)	(697)
Disposals/Adjustments	(8)	(1)	—	(9)
Exchange differences	(6)	1	12	7

As at 31 March 2022	1,035	65	76	1,176

Accumulated depreciation & impairment
As at 01 April 2020	74	16	43	133
Charge for the year	48	14	132	194
Disposals/Adjustments	—	(1)	—	(1)
Exchange differences	(2)	—	(1)	(3)

As at 31 March 2021	120	29	174	323

Charge for the year	41	13	9	63
Disposals/Adjustments	(8)	(1)	—	(9)
Transfers/Reclassification	—	—	(162)	(162)
Exchange differences	(2)	—	3	1

As at 31 March 2022	151	41	24	216

Net Book Value
As at 01 April 2020	548	48	691	1,287
As at 31 March 2021	842	32	563	1,437

As at 31 March 2022	884	24	53	960

						(₹ in crore)
Particulars	Software License	Right to use*	Mining Rights	Port concession rights (refer note i)	Brand & Technological know-how	Total
Intangible assets
Gross Block
As at 01 April 2020	379	112	381	683	247	1,802
Additions	9	32	—	1	—	42
Acquisition through business combination (Refer note 4)	—	—	220	—	—	220
Transfers from Property, Plant and Equipment	4	—	—	—	—	4
Disposals/Adjustments	(6)	—	—	—	—	(6)
Exchange differences	(2)	—	—	—	(11)	(13)

As at 31 March 2021	384	144	601	684	236	2,049

Additions	16	—	539	1	—	556
Transfers from Property, Plant and Equipment	11	—	—	—	—	11
Exchange differences	7	—	—	—	(15)	(8)

As at 31 March 2022	418	144	1,140	685	221	2,608

464    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

						(₹ in crore)
Particulars	Software License	Right to use*	Mining Rights	Port concession rights (refer note i)	Brand & Technological know-how	Total
Accumulated amortisation and impairment
As at 01 April 2020	349	19	328	170	54	920
Charge for the year	16	6	32	25	23	102
Disposals/Adjustments	(6)	—	—	—	—	(6)
Exchange differences	(4)	—	—	—	(4)	(8)
As at 31 March 2021	355	25	360	195	73	1,008
Charge for the year	17	6	50	25	24	122
Exchange differences	8	—	—	—	(6)	2

As at 31 March 2022	380	31	410	220	91	1,132

Net Book Value/Carrying Amount
As at 01 April 2020	30	93	53	513	193	882
As at 31 March 2021	29	119	241	489	163	1,041

As at 31 March 2022	38	113	730	465	130	1,476

Capital Work-in-Progress (CWIP) ageing schedule

			(₹ in crore)
	As at 31 March 2022		As at 31 March 2021
Particulars	Projects in progress	Projects temporarily suspended	Projects in progress	Projects temporarily suspended
Less than 1 year	4,252	3	2,307	23
1-2 years	953	5	2,430	541
2-3 years	1,938	33	2,454	158
More than 3 years	6,426	620	4,799	1,168

Total	13,569	661	11,990	1,890

CWIP completion schedule for projects whose completion is overdue or has exceeded its cost compared to its original plan

								(₹ in crore)
	As at 31 March 2022				As at 31 March 2021
	To be completed in				To be completed in
Particulars	Less than 1 year	1-2 years	2-3 years	More than 3 years	Less than 1 year	1-2 years	2-3 years	More than 3 years
Projects in progress
Lanjigarh alumina	4,146	863	—	—	—	4,363	—	—
2-5 MTPA expansion project 1
Oil & Gas development CWIP projects	1,930	572	—	—	1,262	392	—	—
Others*	1,437	545	—	—	2,418	749	—	—
Projects temporarily suspended**	11	—	—	371	111	884	220	371

*	Includes projects which are individually less than 10% of CWIP balance.
**	Excludes ageing for the Copper 4 LTPA Expansion project which is on hold due to restrictions imposed by the State government (Refer note 3(c)(A)(iii)) .
1)

Lanjigarh 2-6 MTPA Expansion project commenced in the year 2008 and then had been temporarily suspended in 2010 due to regulatory restrictions. The 2-5 MTPA Expansion project has been re-commenced during the year ended 31 March 2021.

Integrated Report and Annual Accounts 2021-22    465

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Exploration intangible assets under development ageing schedule

		(₹ in crore)
	As at 31 March 2022	As at 31 March 2021
Intangible assets under development
	Projects in progress	Projects in progress
Less than 1 year	624	760
1-2 years	534	346
2-3 years	352	25
More than 3 years	139	1,303

Total	1,649	2,434

Title deeds of immovable properties not held in the name of Company

							(₹ in crore)
Relevant line item in the Balance sheet	Description of item of property	Gross block as at 31 March 2022	Gross block as at 31 March 2021	Title deeds held in the name of	Whether title deed holder is a promoter, director or relative of promoter/ director or employee of promoter/ director	Property held since which date	Reason for not being held in the name of the Company
Property, Plant and Equipment	Land & Building	3,061	2,863	Oil & Natural Gas Corporation Limited (ONGC) & Cairn India Limited (now a division of the Company)	No	10 April 2009	The title deeds of Oil & Gas exploration blocks jointly owned by the JV partners are in the name of ONGC, being the licensee of these exploration blocks.
	Land	4	4	National Thermal Power Corporation Ltd (NTPC)	No	20 June 2002	The 206.18 acres land transferred to BALCO by NTPC is yet to be registered in favour of BALCO due to non-availability of title deeds from NTPC. In the matter, arbitration was held where the Arbitrator passed the award in favour of BALCO but directed that transfer of title deeds of land will be effected by the Central Government with the assistance of State Government. The matter is sub-judice before the Delhi High Court.
a)	Plant and equipment include refineries, smelters, power plants, railway sidings, ships, aircrafts, river fleets and related facilities.
b)	During the year ended 31 March 2022, interest capitalised was ₹313 crore (31 March 2021: ₹316 crore).

c)	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 19 on “Borrowings”.

466    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

d)

Freehold land includes 40 quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba which have been occupied without authorisation for which Group is evaluating evacuation options and the Group has filed the civil suits for the same.

e)

The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated 25 February 2010, upheld that BALCO is in legal possession of 1,804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of BALCO after the issue of forestland is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court, pursuant to public interest litigations filed, it has been alleged that land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its Aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. BALCO has also filed two IAs before the Supreme Court, first challenging the order of the Tehsildar Korba whereby he rejected BALCO’S applications for eviction of illegal

f)

Property, Plant and Equipment, Capital work-in-progress and exploration and evaluation assets net block includes share of jointly owned assets with the joint venture partners ₹10,665 crore (31 March 202 1: ₹11,327 crore).

g)

In accordance with the exemption given under Ind AS 101, which has been exercised by the Group, a first time adopter can continue its previous GAAP policy for accounting for exchange differences arising from translation of long-term foreign currency monetary items recognised in the previous GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period, i.e. 01 April 2016.

Accordingly, foreign currency exchange differences arising on translation/settlement of long-term foreign currency monetary items acquired before 01 April 2016 pertaining to the acquisition of a depreciable asset amounting to ₹22 crore (31 March 2021: ₹56 crore) are adjusted to the cost of respective item of property, plant and equipment.

h)	Reconciliation of depreciation, depletion and amortisation expense

		(₹ in crore)
Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Depreciation/ Depletion/Amortisation expense on:
Property, Plant and Equipment	8,801	7,610
Intangible assets	122	102

As per Property, Plant and Equipment and Intangibles schedule	8,923	7,712
Less: Depreciation capitalised	(4)	(50)
Less: Cost allocated to joint ventures	(24)	(24)

As per Consolidated Statement of Profit and Loss	8,895	7,638

i)

Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle and wholly owned by the Company, was incorporated for the coal berth mechanisation and upgradation at Visakhapatnam port. The project was to be carried out on a design, build, finance, operate, transfer basis and the concession agreement between Visakhapatnam Port Trust (‘VPT’) and the Company was signed in June 2010. In October 2010, the Company was awarded with the concession after fulfilling conditions stipulated as a precedent to the concession agreement. Visakhapatnam port trust has provided, in lieu of license fee an exclusive license to the encroachers on BALCO’S land on the ground that land matter is subjudice before the Supreme Court and the other application whereby BALCO has challenged the state government’s action for allotment of land to illegal encroachers under the Rajiv Ashray Yojna. The matter is to be listed for hearing in due course.

Company

for designing, engineering, financing, constructing, equipping, operating, maintaining, and replacing the project/project facilities and services. The concession period is 30 years from the date of the award. The upgraded capacity is 10.18 mmtpa and the Visakhapatnam port trust would be entitled to receive 38.10% share of the gross revenue as royalty. The Company is entitled to recover a tariff from the user(s) of the project facilities and services as per its Tariff Authority for Major Ports (TAMP) notification. The tariff rates are linked to the Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by the Company at the project site and/or in the port’s assets pursuant to concession agreement would be with the Company until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by the Company during the concession period. The Company has to transfer all its rights, titles and interest in the project facilities and services free of cost to VPT at the end of the concession period. Intangible asset port concession rights represents consideration for construction services. No Revenue from construction contract of service concession arrangments on exchanging construction services for the port concession rights was recognised for the years ended 31 March 2022 and 31 March 2021.

Integrated Report and Annual Accounts 2021-22    467

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

j)

As at 31 March 2022, TSPL’s assets consisting of land (including ROU land), building and plant and machinery having net carrying value of ₹391 crore (31 March 2021: ₹394 crore), ₹169 crore (31 March 2021: ₹183 crore) and ₹8,640 crore (31 March 2021: ₹9,026 crore) respectively have been given on operating lease (refer note 3(c)(B)(i)).

7	Financial assets - Investments

A.	Non-current Investments

			(₹ in crore)
Particulars		As at 31 March 2022	As at 31 March 2021
(I)	Investments at fair value through other comprehensive income
	Investment in Equity Shares - quoted
	Sterlite Technologies Limited - 47,64,295 shares of ₹2 each (including 60 shares held jointly with nominees)	107	92
	Investment in Equity Shares - unquoted
	Sterlite Power Transmission Limited - 9,52,859 equity shares of ₹2 each (including 12 shares held jointly with nominees)	11	11
(II)	Investments at fair value through profit and loss
	Investment in Bonds - quoted - Infrastructure Leasing & Financial Services Limited	30	51
(III)	Investment in Equity Shares (fully paid)
	Associate Companies and Joint ventures - unquoted
	Gaurav Overseas Private Limited - 3,23,000 equity shares of ₹10 each	0	0
	RoshSkor Township (Proprietary) Limited - 50 equity shares of NAD 1 each	3	2
	Rampia Coal Mines and Energy Private Limited - 2,72,29,539 equity shares of ₹1 each b	—	3
	Raykal Aluminium Company Private Limited - 12,250 equity shares of ₹10 each	0	0
	Madanpur South Coal Company Limited - 1,14,421 equity shares of ₹10 each	2	2
	Goa Maritime Private Limited - 5,000 equity shares of ₹10 each	0	0
	Rosh Pinah Health Care (Proprietary) Limited - 69 equity shares of NAD 1 each	0	0
	Less: Impairment in the value of investment	(2)	(5)

	Total	151	156

		(₹ in crore)
a) Particulars	As at 31 March 2022	As at 31 March 2021
Aggregate amount of quoted investments, and market value thereof	137	143
Aggregate amount of unquoted investments	16	18
Aggregate amount of impairment in the value of investments	(2)	(5)

Total	151	156

b)	Rampia Coal Mines and Energy Private Limited has been dissolved w.e.f. 19 April 2021.

468  Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

B.	Current Investments

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Investments carried at fair value through profit and loss (fully paid)
Investment in mutual funds – quoted	1,196	5,419
Investment in mutual funds – unquoted	7,207	6,318
Investment in bonds – quoted [b]	8,587	4,767
Investment in commercial paper – quoted	150	—
Investment in India Grid Trust – quoted	0	0

Total	17,140	16,504

a) Particulars	As at 31 March 2022	As at 31 March 2021
Aggregate amount of quoted investments, and market value thereof	9,933	10,186
Aggregate amount of unquoted investments	7,207	6,318

Total	17,140	16,504

b)	Investment in related parties are sold during the previous year. Refer note 42(L).

8	Financial assets – Trade receivables

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Secured, Undisputed
Not due	—	186	186	—	32	32
Less than 6 months	—	57	57	—	56	56
6 months – 1 year	—	—	—	—	—	—
1-2 Years	—	—	—	—	2	2
2-3 years	—	—	—	—	—	—
More than 3 years	—	3	3	—	3	3

Sub-total	—	246	246	—	93	93

Unsecured, disputed
Unbilled dues	43	—	43	—	—	—
Not due	28	—	28	39	—	39
Less than 6 months	246	19	265	191	—	191
6 months – 1 year	126	—	126	347	—	347
1-2 Years	651	21	672	349	1	350
2-3 years	442	9	451	510	2	512
More than 3 years	2,515	14	2,529	2,363	12	2,375

Sub-total	4,051	63	4,114	3,799	15	3,814

Unsecured, Undisputed
Not due	1	2,233	2,234	—	1,765	1,765
Less than 6 months	1	2,361	2,362	—	1,365	1,365
6 months – 1 year	—	19	19	—	141	141
1-2 Years	—	36	36	—	94	94
2-3 years	—	1	1	—	36	36
More than 3 years	—	15	15	—	6	6

Sub-total	2	4,665	4,667	—	3,407	3,407

Less: Provision for expected credit loss	(834)	(28)	(862)	(641)	(24)	(665)

Total	3,219	4,946	8,165	3,158	3,491	6,649

Integrated Report and Annual Accounts 2021-22    469

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

a)	The credit period given to customers is up to 180 days. Also refer note 24 (C)(d)

b)	For amount due and terms and conditions of related party receivables, refer note 42.

c)

In a matter between TSPL and Punjab State Power Corporation Limited (PSPCL) relating to assessment of whether there has been a change in law following the execution of the Power Purchase Agreement, the Appellate Tribunal for Electricity has dismissed the appeal in July 2017 filed by TSPL. TSPL later filed an appeal before the Honorable Supreme Court to seek relief, which is yet to be listed.

The outstanding trade receivables in relation to this dispute and other matters is ₹1,725 crore as at 31 March 2022 (31 March 2021: ₹1,605 crore). The Group, based on external legal opinion and its own assessment of the merits of the case, remains confident that it is highly probable that the Supreme court will uphold TSPL’s appeal and has thus continued to treat these balances as recoverable.

d)

Trade receivables also include ₹1,293 crore as at 31 March 2022 (31 March 2021: ₹1,323 crore) withheld by GRIDCO Limited (‘GRIDCO’ or ‘the customer’) on account of certain disputes relating to computation of power tariffs pending adjudication by the Appellate Tribunal for Electricity (APTEL). Additionally, GRIDCO has raised claims of ₹514 crore on the Company in respect of short supply of power, against which a provision of ₹218 crore has been made in previous years. Various minutes of meetings were signed with the customer for computing the short supply claims, which were subject to approval of the Odisha State Electricity Regulatory Commission (OERC). Hearing on the subject matter (PPA Amendment Case) was completed in October 2019 and OERC had pronounced the order on 22 June 2020. In August 2020, the Company filed an appeal before APTEL against the said OERC order which was finally admitted for hearing on 22 March 2022. GRIDCO has also sought review of the said OERC order. The matter has been posted for order by OERC in due course. In the meanwhile, power supply to GRIDCO has resumed and GRIDCO has been making regular payments against monthly energy invoices.

e)	The total trade receivables as at 01 April 2020 were ₹5,808 crore (net of provision for expected credit loss).

9	Financial assets – Loans

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Unsecured, considered good
Loans to related parties	3,164	2,298	5,462	5,056	2,015	7,071
(Refer note 42)
Loans and advances to employees	2	6	8	1	4	5
Unsecured, considered credit impaired
Loans to related parties	—	78	78	—	78	78
(Refer note 42)
Less: Provision for expected credit loss	—	(78)	(78)	—	(78)	(78)

Total	3,166	2,304	5,470	5,057	2,019	7,076

470    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

10	Financial assets – Others

					(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Bank deposits [a,b,c]	207	—	207	115	—	115
Site Restoration asset [c]	1,023	—	1,023	822	—	822
Unsecured, considered good
Receivables from related parties	—	151	151	—	101	101
(Refer note 42)	187	54	241	181	16	197
Security deposits
Others	—	8,176	8,176	—	3,908	3,908
Advance recoverable (oil and gas business)	1,438	343	1,781	1,414	220	1,634
Others [d]
Unsecured, considered credit impaired	43	1	44	42	1	43
Security deposits	—	3	3	—	3	3
Balance with government authorities	—	—	—	—	20	20
Receivables from related parties (Refer note 42)	565	436	1,001	558	396	954
Others	(608)	(440)	(1,048)	(600)	(420)	(1,020)
Less: Provision for expected credit loss

Total	2,855	8,724	11,579	2,532	4,245	6,777

a)

Bank deposits includes fixed deposit with maturity more than twelve months of ₹0 crore (31 March 2021: ₹30 crore) under lien with bank, ₹20 crore (31 March 2021: ₹21 crore) reserve created against principal payment on loans from banks and margin money of ₹39 crore (31 March 2021: ₹4 crore).

b)	Restricted funds of ₹5 crore (31 March 2021: ₹5 crore) held as lien with Others and ₹61 crore (31 March 2021: Nil) held as margin money against bank guarantees.

c)	Bank deposits and site restoration asset earn interest at fixed rate based on respective deposit rates.

d)

Government of India (GoI) vide Office Memorandum (“OM”) No. O-19025/10/2005-ONG-DV dated 01 February 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period and prescribed the mechanism for recovery of such Exploration Cost incurred. Vide another Memorandum dated 24 October 2019, GoI clarified that all approved Exploration costs incurred on Exploration activities, both successful and unsuccessful, are recoverable in the manner as prescribed in the OM and as per the provisions of PSC. Accordingly, Group has started recognising revenue for past exploration costs, through increased share in the joint operations revenue as the Group believes that cost recovery mechanism prescribed under OM for profit petroleum payable to GOI is not applicable to its Joint operation partner, a view which is also supported by an independent legal opinion. At year end, an amount of ₹1,581 crore (US $ 209 million) is receivable from its joint operation partner on account of this. However, the Joint operation partner carries a different understanding and the matter is pending resolution.

11	Other assets

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Unsecured, considered good
Capital advances	1,702	—	1,702	1,186	—	1,186
Advances other than capital advances
Advances for supplies to related	61	84	145	94	227	321
party (Refer note 42)
Advances for supplies	—	2,706	2,706	—	1,235	1,235
Others
Balance with government authorities [a]	761	1,084	1,845	610	729	1,339
Others [b]	918	1,399	2,317	1,320	1,127	2,447

Integrated Report and Annual Accounts 2021-22    471

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Unsecured, considered doubtful
Capital advances	185	—	185	220	—	220
Advance for supplies	—	74	74	—	51	51
Balance with government authorities	3	12	15	3	5	8
Claims and other receivables
Others [b]	1,021	6	1,027	799	5	804
Less: Provision for doubtful advances	(1,209)	(92)	(1,301)	(1,022)	(61)	(1,083)

Total	3,442	5,273	8,715	3,210	3,318	6,528

a)

Includes ₹58 crore (31 March 2021: ₹58 crore), being Company’s share of gross amount of ₹86 crore (31 March 2021: ₹86 crore) paid under protest on account of Education Cess and Secondary Higher Education Cess for the year ended 2013-14.

b)	Others include claim receivables, advance recoverable (oil and gas business), prepaid expenses, export incentive receivables and amounts receivable from KCM (Refer note 36(j)).

12	Inventories

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Raw materials	2,906	2,070
Goods-in transit	1,471	1,303
Work-in-progress	5,039	3,012
Goods-in transit	1	1
Finished good	783	823
Goods-in transit	46	32
Fuel stock	1,279	798
Goods-in transit	833	190
Stores and spares	1,909	1,668
Goods-in transit	46	26

Total	14,313	9,923

a)	Inventory held at net realisable value ₹2,707 crore as at 31 March 2022 (31 March 2021: ₹2,399 crore).
b)	A write down of inventories amounting to ₹172 crore (31 March 2021: ₹159 crore) has been charged to the consolidated statement of profit and loss during the year.
c)	For method of valuation for each class of inventories, refer Note 3(a)(L).

13	Cash and cash equivalents

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Balances with banks	5,408	2,661
Bank deposits with original maturity of less than 3 months (including interest accrued thereon) [a]	3,263	2,193
Cash on hand	0	0

Total	8,671	4,854

a)	Bank deposits earn interest at fixed rate based on respective deposit rates.

472    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

14	Other bank balances

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Bank deposits with original maturity of more than 3 months but less than 12 months (including interest accrued thereon) [a,b]	2,289	11,212
Bank deposits with original maturity of more than 12 months (including interest accrued thereon) [c]	4,164	461
Earmarked unpaid dividend accounts [e]	465	100
Earmarked escrow account [f]	3	2

Total	6,921	11,775

a)

The above bank deposits includes ₹441 crore (31 March 2021: ₹492 crore) on lien with banks, margin money of ₹40 crore (31 March 2021: ₹272 crore) and ₹81 crore held as reserve created against principal payment on loan from banks.

b)

Restricted funds of ₹156 crore (31 March 2021: ₹460 crore) held as interest reserve created against interest payment on loans from banks, ₹40 crore (31 March 2021: ₹46 crore) held as collateral in respect of closure costs, ₹7 crore (31 March 2021: ₹21 crore) held as lien with Others and ₹57 crore (31 March 2021: Nil) held as margin money against bank guarantees.

c)	Includes ₹4 crore (31 March 2021: ₹1 crore) margin money with banks and fixed deposit under lien with others of ₹15 crore (31 March 2021: Nil).

d)	Bank deposits earn interest at fixed rate based on respective deposit rates.

e)	Earmarked unpaid dividend accounts are restricted in use as it relates to unclaimed dividends or unpaid dividend.

f)	Earmarked escrow account includes amount restricted in use as it relates to unclaimed redeemable preference shares.

15	Share capital

	As at 31 March 2022		As at 31 March 2021
Particulars	Number (in crore)	Amount (₹ in crore)	Number (in crore)	Amount (₹ in crore)
A. Authorised equity share capital
Opening and closing balance (equity shares of ₹1 each with voting rights)	4,402	4,402	4,402	4,402
Authorised preference share capital
Opening and closing balance (preference shares of ₹10 each)	301	3,010	301	3,010
B. Issued, subscribed and paid up
Equity shares of ₹1 each with voting rights a.b	372	372	372	372

Total	372	372	372	372

a)	Includes 3,05,832 (31 March 2021: 3,08,232) equity shares kept in abeyance. These shares are not part of listed equity capital and pending allotment as they are sub-judice.
b)	Includes 86,93,406 (31 March 2021: 1,21,93,159) equity shares held by Vedanta Limited ESOS Trust (Refer Note 16).

C.	Shares held by ultimate holding company and its subsidiaries/associates *

	As at 31 March 2022		As at 31 March 2021
Particulars	No. of Shares held	% of holding	No. of Shares held	% of holding
	(in crore)		(in crore)
Twin Star Holdings Limited	172.48	46.40	137.94	37.11
Finsider International Company Limited	16.35	4.40	40.15	10.80
Westglobe Limited	—	—	4.43	1.19
Welter Trading Limited	3.82	1.03	3.82	1.03
Vedanta Holdings Mauritius II Limited	49.28	13.25	18.50	4.98
Vedanta Holdings Mauritius Limited	10.73	2.89	—	—
Vedanta Netherlands Investment BV	6.35	1.71	—	—

Total	259.02	69.68	204.85	55.11

*	The % of holding has been calculated on the issued and subscribed share capital as at the respective balance sheet date.
(1)	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate holding company.

Integrated Report and Annual Accounts 2021-22    473

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

D.	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Equity shares issued pursuant to Scheme of Amalgamation (in FY 2017-18)	75	75
Preference shares issued pursuant to Scheme of Amalgamation (in FY 2017-18)*	301	301

*	These were redeemed on 27 October 2018.

E.	Details of shareholders holding more than 5% shares in the Company *

	As at 31 March 2022		As at 31 March 2021
	No. of Shares held	% of holding	No. of Shares held	% of holding
	(in crore)		(in crore)
Twin Star Holdings Limited	172.48	46.40	137.94	37.11
Finsider International Company Limited	16.35	4.40	40.15	10.80
Vedanta Holdings Mauritius II Limited	49.28	13.25	18.50	4.98
Life Insurance Corporation of India	32.11	8.64	24.40	6.56

*	The % of holding has been calculated on the issued and subscribed share capital as at respective balance sheet dates.

As per the records of the Company, including its register of shareholders/members, the above shareholding represents legal ownership of shares.

F.	Disclosure of Shareholding of Promoters and Promoter Group

	As at 31 March 2022			As at 31 March 2021
Particulars	No. of Shares held (in crore)	% of holding	% Change during the year	No. of Shares held (in crore)	% of holding	% Change during the year
Twin Star Holdings Limited	172.48	46.40	9.29	137.94	37.11	—
Finsider International Company Limited	16.35	4.40	(6.40)	40.15	10.80	—
Westglobe Limited	—	—	(1.19)	4.43	1.19	—
Welter Trading Limited	3.82	1.03	—	3.82	1.03	—
Vedanta Holdings Mauritius II Limited	49.28	13.25	8.27	18.50	4.98	4.98
Vedanta Holdings Mauritius Limited	10.73	2.89	2.89	—	—	—
Vedanta Netherlands Investment BV	6.35	1.71	1.71	—	—	—
Mr. Pravin Agarwal	0.00	0.00	—	0.00	0.00	—
Ms. Suman Didwania	0.01	0.00	—	0.01	0.00	—
Mr. Ankit Agarwal	0.00	0.00	—	0.00	0.00	—
Ms. Sakshi Mody	0.00	0.00	—	0.00	0.00	—
Total	259.02	69.68	14.57	204.85	55.11	4.98

G.	Other disclosures

i)

The Company has one class of equity shares having a par value of ₹1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend which is paid as and when declared by the Board of Directors. In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

474    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

ii)

In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated 19 April 2002, the erstwhile Sterlite Industries (India) Limited (merged with the Company during 2013-14) during 2002-2003 reduced its paid up share capital by ₹10 crore. There are 1,99,387 equity shares (31 March 2021: 2,01,296 equity shares) of ₹1 each pending clearance from NSDL. The Company has filed an application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated 06 September 2002 restrained any transaction with respect to subject shares.

16	Other equity (Refer consolidated statement of changes in equity)

a)

General reserve: Under the erstwhile Companies Act, 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable reserves for that year. Consequent to introduction of Companies Act, 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn.

The Board of Directors of the Company, basis the recommendations of the Audit & Risk Management Committee and Committee of Independent Directors of the Company, at its meeting held on 29 October 2021 approved the Scheme of Arrangement (“Scheme”) between the Company and its shareholders under Section 230 and other applicable provisions of the Companies Act, 2013 (“Act”). The Scheme inter alia provides for capital reorganisation of the Company, whereby it is proposed to transfer amounts standing to the credit of the General Reserves to the Retained Earnings of the Company with effect from the Appointed Date. The Scheme is subject to receipt of regulatory approvals/ clearances from the Hon’ble National Company Law Tribunal, Mumbai Bench, Securities and Exchange Board of India (through BSE Limited and National Stock Exchange of India Limited), BSE Limited and National Stock Exchange of India Limited (collectively referred to as “Stock Exchanges”) and such other approvals/ clearances as may be applicable.

Pursuant to the Scheme, the Company will possess greater flexibility to undertake capital related decisions and reflect a more efficient balance sheet.

b)

Debenture redemption reserve: As per the earlier provisions under the Act, companies that issue debentures were required to create debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures.

The amounts credited to the debenture redemption reserve may only be utilised redeem debentures. The MCA vide its Notification dated 16 August 2019, had amended the Companies (Share Capital and Debenture) Rules, 2014, wherein the requirement of creation of Debenture Redemption Reserve has been exempted for certain class of companies.

Accordingly, the Company is now not required to create Debenture Redemption Reserve.

c)

Preference share redemption reserve: The Companies Act, 2013 provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed. If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company.

d)

Capital reserve: The balance in capital reserve has mainly arisen pursuant to extinguishment of non-controlling interests of erstwhile Cairn India Limited, acquisition of ASI and FACOR group. Further, changes in capital reserve are due to recognition/derecognition of put option liability and non controlling interests pertaining to ASI.

e)	Legal reserve is created at Fujairah Gold FZC in accordance with free zone regulations.

f)

Treasury share represents 86,93,406 (31 March 2021: 1,21,93,159) equity shares (face value of ₹1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in note 32.

Integrated Report and Annual Accounts 2021-22    475

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

17	Non-controlling interests (NCI)

The Non-controlling interests that are material to the Group relate to Hindustan Zinc Limited (HZL) and Bharat Aluminium Company Limited (“BALCO”).

As at 31 March 2022 and 31 March 2021, NCIs hold an economic interest by virtue of their shareholding of 35.08%, 49.00%, 26.00%, 48.37%, 4.51% and 10% in Hindustan Zinc Limited (HZL), Bharat Aluminium Company Limited (BALCO), Black Mountain Mining (BMM), Avanstrate Inc. (ASI), ESL Steel Limited (ESL) and Facor Power Limited (FPL) respectively.

The principal place of business of HZL, BALCO, ESL and FPL is in India, that of BMM is in South Africa, that of Avanstrate Inc. is in Japan, South Korea and Taiwan.

The table below shows summarised financial information of subsidiaries of the Group that have non-controlling interests. The amounts are presented before inter-company elimination.

				(₹ in crore)
	As at 31 March 2022
Particulars	HZL	BALCO	Others	Total
Non-current assets	21,234	12,362	15,184	48,780
Current assets	23,986	3,091	4,089	31,166
Non-current liabilities	4,491	2,612	8,065	15,168
Current liabilities	6,094	4,235	4,231	14,560
Equity attributable to owners of the Group	22,485	4,389	6,460	33,334
Non-controlling interests [a]	12,150	4,217	954	17,321

a)	₹437 crore loss attributable to NCI of ASI transferred to put option liability. Refer note 22.

				(₹ in crore)
	As at 31 March 2021
Particulars	HZL	BALCO	Others	Total
Non-current assets	21,596	12,376	13,983	47,955
Current assets	24,570	2,875	4,160	31,605
Non-current liabilities	5,590	3,854	8,501	17,945
Current liabilities	7,873	5,425	3,757	17,055
Equity attributable to owners of the Group	21,231	3,046	5,679	29,956
Non-controlling interests [a]	11,472	2,926	740	15,138

a)	₹534 crore loss attributable to NCI of ASI transferred to put option liability. Refer note 22.

				(₹ in crore)
Particulars	HZL	BALCO	Others	Total
Total Income	30,632	13,944	12,270	56,846
Profit/(loss) after tax for the year	9,593	2,651	752	12,996
Profit/(loss) attributable to the equity shareholders of the Company	6,227	1,352	509	8,088
Profit/(loss) attributable to the non-controlling interests	3,366	1,299	243	4,908
Other comprehensive income during the year	(56)	(17)	204	131
Other comprehensive income attributable to the equity shareholders of the Company	(36)	(9)	136	91
Other comprehensive income attributable to non-controlling interests	(20)	(8)	68	40
Total comprehensive income during the year	9,537	2,634	956	13,127
Total comprehensive income attributable to the equity shareholders of the Company	6,191	1,343	645	8,179
Total comprehensive income attributable to non- controlling interests	3,346	1,291	311	4,948
Dividends paid/payable to non-controlling interests, including dividend tax	2,668	—	—	2,668
Net cash inflow from operating activities	13,291	2,610	2,902	18,803
Net cash outflow from investing activities	(87)	(183)	(2,177)	(2,447)
Net cash outflow from financing activities	(11,925)	(2,099)	(510)	(14,534)
Net cash inflow	1,279	328	215	1,822

476    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

				(₹ in crore)
Particulars	HZL	BALCO	Others	Total
Total Income	24,452	9,868	8,287	42,607
Profit after tax for the year	7,918	1,108	3,378	12,404
Profit attributable to the equity shareholders of the Company	5,140	565	3,269	8,974
Profit attributable to the non-controlling interests	2,778	543	109	3,430
Other comprehensive income during the year	(4)	(46)	402	352
Other comprehensive income attributable to the equity shareholders of the Company	(2)	(23)	284	259
Other comprehensive income attributable to non- controlling interests	(2)	(23)	118	93
Total comprehensive income during the year	7,914	1,062	3,781	12,757
Total comprehensive income attributable to the equity shareholders of the Company	5,138	542	3,553	9,233
Total comprehensive income attributable to non- controlling interests	2,776	520	227	3,523
Dividends paid/payable to non-controlling interests, including dividend tax	5,603	—	—	5,603
Net cash inflow from operating activities	10,579	2,621	766	13,966
Net cash (outflow)/inflow from investing activities	(2,446)	(1,030)	225	(3,251)
Net cash outflow from financing activities	(9,699)	(1,646)	(930)	(12,275)
Net cash (outflow)/inflow	(1,566)	(55)	61	(1,560)

There were no changes in ownership interests in subsidiaries.

18	Capital management

The Group’s objectives when managing capital is to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth. The Group’s overall strategy remains unchanged from previous year.

The Group sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments.

The funding requirements are met through a mixture of equity, internal fund generation and borrowings. The Group’s policy is to use current and non-current borrowings to meet anticipated funding requirements.

The Group monitors capital on the basis of the net gearing ratio which is Net debt/Total Capital (equity + net debt). The Group is not subject to any externally imposed capital requirements.

Net debt are non-current and current debt as reduced by cash and cash equivalents, other bank balances and current investments. Equity comprises all components including other comprehensive income.

The following table summarises the capital of the Group:

	(₹ in crore except otherwise stated)
Particulars	As at 31 March 2022	As at 31 March 2021
Cash and cash equivalents (Refer note 13)	8,671	4,854
Other bank balances [a] (including interest accrued)(Refer note 14)	6,178	11,146
Non-current Bank deposits [a] (Refer note 10)	141	110
Current investments (Refer note 7B)	17,140	16,504

Total cash (a)	32,130	32,614

Non-current borrowings (Note 19A)	36,205	37,962
Current borrowings (Note 19B)	16,904	19,066

Total borrowings (b)	53,109	57,028

Net debt (c=(b-a))	20,979	24,414

Total equity (d)	82,704	77,416

Total capital (e = equity + net debt)	1,03,683	1,01,830

Gearing ratio (times) (c/e)	0.20	0.24

Integrated Report and Annual Accounts 2021-22    477

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

a)

The constituents of ‘total cash’ for the purpose of capital management disclosure include only those amounts of restricted funds that are corresponding to liabilities (e.g. margin money deposits). Restricted funds amounting to ₹808 crore (As at 31 March 2021: ₹635 crore) have been excluded from ‘total cash’ in the capital management disclosures.

19	Financial liabilities - Borrowings

A.	Non-current borrowing

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
At amortised cost
Secured
Non-convertible debentures	5,123	13,076
Term loans from banks
- Rupee term loans	32,760	29,393
- Foreign currency term loans	2,588	4,563
- External commercial borrowings	1,233	388
Others	499	584
Unsecured
Non-convertible debentures	2,814	3,516
Deferred sales tax liability	54	62
Non-convertible bonds	31	156
Term loans from banks
- Rupee term loans	499	1,501
- Foreign currency term loans	72	72
Redeemable preference shares	2	2
Non-current Borrowings	45,675	53,313
Less: Current maturities of long-term borrowings [a]	(9,470)	(15,351)

Total non-current Borrowings (Net) (A)	36,205	37,962

Current Borrowings (Refer Note 19B) (B)	16,904	19,066

Total Borrowings (A+ B)	53,109	57,028

B.	Current borrowings

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
At amortized cost
Secured
Working capital loan	565	349
Packing credit in foreign currencies from banks	—	350
Term loans from banks	23	—
Current maturities of long-term borrowings [a]	8,238	14,635
Others	12	106
Unsecured
Loans from banks	700	—
Loans repayable on demand from banks	1,000	298
Commercial paper	4,986	2,162
Working capital loan	9	318
Amounts due on factoring	139	27
Current maturities of long-term borrowings [a]	1,232	716
Others	—	105

Total	16,904	19,066

478    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

In the event Vedanta Resources Limited (together with its subsidiaries) ceases to be the Company’s majority shareholder, the Group will be required to immediately repay some of its outstanding long-term debt.

a)	Current maturities of long-term borrowings consists of

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Secured
Non-convertible debentures	2,074	8,951
Term loans from banks
- Rupee term loans	4,321	3,724
- Foreign currency term loans	1,231	1,097
External commercial borrowings	113	279
Others	498	584
Unsecured
Non-convertible debentures	703	702
Term loans from banks	499	—
Deferred sales tax liability	29	12
Redeemable preference shares	2	2

Grand Total	9,470	15,351

b)	Details of Non-convertible debentures issued by Group have been provided below (Carrying value):

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
9.20% due February-2030	2,000	2,000
7.68% due December-2024	997	—
5.35% due September 2022 - ₹703 crore and September 2023 - ₹2,111 crore	2,814	3,516
8.75% due June-2022	1,270	1,269
9.20% due December-2022	749	749
0.00% due September 2022 - ₹56 crore and September 2023 - ₹51 crore	107	167
7.50% due March-2022	—	493
8.75% due September-2021	—	250
8.50% due April-2021	—	2,349
8.90% due December-2021	—	899
9.18% due July-2021	—	1,000
9.27% due July-2021	—	1,000
8.50% due June-2021	—	1,650
8.75% due April-2021	—	250
8.55% due April-2021	—	1,000

Total	7,937	16,592

c)

The Group has taken borrowings in various countries towards funding of its acquisitions, capital expenditure and working capital requirements. The borrowings comprises funding arrangements from various banks and financial institutions taken by the parent and subsidiaries. The details of security provided by the Group in various countries, to various lenders on the asset of the parent and subsidiaries are as follows -

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Secured long-term borrowings	33,965	33,369
Secured short-term borrowings	8,838	15,440

Total	42,803	48,809

Integrated Report and Annual Accounts 2021-22    479

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

			(₹ in crore)
Facility Category	Security details	As at 31 March 2022	As at 31 March 2021
Working capital loans*	Secured by first pari passu charge on current assets of Vedanta Limited	—	650
	Secured by second pari passu charge on fixed assets of TSPL and first pari passu charge on current assets of the Company, both present and future	515	49
	Secured by hypothecation of stock of raw materials, work-in- progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future in BALCO. The charges rank pari passu among banks under the multiple banking arrangements, for fund based facilities	50	—
External Commercial Borrowings	The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters of BALCO located at Korba both present and future along with secured lenders	76	219
	A First pari passu charge by way of hypothecation on the specified movable fixed assets of the Company pertaining to its manufacturing facilities comprising of (i) alumina refinery having output of 6 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; (ii) Aluminium smelter having output of 1.6 MTPA along with a 1215 (9*135) MW CPP at Jharsuguda, Odisha	1,119	—
	The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plant and aluminium smelter located at Korba both present and future along with secured lenders at BALCO	38	169
Non-convertible debentures	Secured by way of first pari passu charge on whole of the movable fixed assets of (i) Alumina refinery having output of 1 MTP A along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; and (ii) Aluminum Smelter having output of 1.6 MTPA along with a 1,215 (9*135) MW CPP at Jharsuguda, Odisha. Additionally, secured byway of mortgage on the free hold land comprising of 18.9 acres situated at Jharsuguda, Odisha	2,000	5,409
	Secured by way of charge against all existing assets of FACOR	107	167
	Secured byway of first pari passu charge on whole of the movable Fixed Assets of (i) Alumina Refinery having output of 1 MTP A along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha and (ii) Aluminum Smelter having output of 1.6 MTPA along with a 1,215 (9*135) MW CPP at Jharsuguda, Odisha. Addition ally, secured byway of mortgage on the freehold land comprising of 85 cents situated at Tuticorin District, Tamil Nadu	2,019	—
	Secured by way of first pari passu charge on the specific movable Fixed Assets. The whole ofthe movable Fixed Assets both present and future, of the Borrower in relation to the Aluminium Division, comprising the following facilities (i) 1 MTPA alumina refinery alongwith 90 MW co- generation captive power plant in Lanjigarh, Odisha; and (ii) 1.6 MTP A aluminium smelter plant along with 1215	997	—
	MW (9*135 MW) power plant in Jharsuguda, Odisha; including its movable plant and machinery, capital work-in-progress, machinery spares, tools and accessories, and other movable fixed assets	—	7,500
	Other secured non-convertible debentures
Term loans from banks (Includes rupee term loans and foreign currency term loans)	Secured by first pari passu charge on fixed assets of TSPL and second pari passu charge on current assets of TSPL, both present rupee term loans and and future	6,498	5,140
	First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium Division of Vedanta Limited comprising alumina refinery having output of 1 MTP A along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Orissa; aluminium smelter having output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Orissa, both present and future	625	1,883

480    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

			(₹ in crore)
Facility Category	Security details	As at 31 March 2022	As at 31 March 2021

Secured by a pari passu charge by way of hypothecation of all the movable fixed assets of Vedanta Limited pertaining to its Aluminium Division project consisting of (i) alumina refinery having output of 1 MTPA (Refinery) along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Orissa (Power Plant); and (ii) aluminium smelter having output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Orissa (Smelter) (the Refinery, Power Plant and Smelter) . Also, a first pari passu charge by way of equitable mortgage on the land pertaining to the mentioned project of aluminium division

		1,776	2,194
	Secured by a pari passu charge by way of hypothecation on the movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project. Lanjigarh Refinery Expansion Project shall specifically exclude the 1 MTPA alumina refinery of Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related expansions	402	436
	Secured by a pari passu charge by way of hypothecation on the movable fixed assets of Vedanta Limited pertaining to its Aluminium Division comprising 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 121 5 MW captive power plant at Jharsuguda, Odisha	4,019	1,913
	First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium Division of Vedanta Limited comprising alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Orissa; aluminium smelter having output of 1.6 MTPA along with a 1215 (9x135) MW CPP at Jharsuguda, Orissa and additional charge on Lanjigarh Expansion project, both present and future	999	1,092
Term loans from banks (Includes rupee term lonas and foreign currency term loans)	Secured by a pari passu charge byway of hypothecation/ equitable banks mortgage of the movable/ immovable fixed assets of Vedanta rupee term	6,918	2,801

Limited pertaining to its Aluminium Division comprising 1 MTPA foreign currency alumina refinery plant with 90 MW captive power plant at Lanj igarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha

	Secured by (i) floating charge on borrower collection account and associated permitted investments and (ii) corporate guarantee from CEHL and floating charge on collection account and current assets of CEHL	1,602	2,810
	Pledge of 49% of shares and other securities and rights to any claims held by THL Zinc Limited in and against BMM	45	220
	The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters of BALCO located at Korba both present and future along with secured lenders	76	147
	Secured by first pari passu charge on all present and future movable fixed assets including but not limited to plant & machinery, spares, tools and accessories ofBALCO (excluding of coal block assets) by way of a deed of hypothecation	890	2,500
	First pari passu charge on the movable fixed and current assets (except for the Concession assets) of VGCB at Visakhapatnam, Andhra Pradesh	375
	First ranking pari passu charge by way of hypothecation/mortgage on all fixed/ immovable assets of ESL Steel Limited but excluding any current assets or pledge over any shares.	2,705	3,134

Integrated Report and Annual Accounts 2021-22    481

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

			(₹ in crore)
Facility Category	Security details	As at 31 March 2022	As at 31 March 2021
	Secured by a first pari passu charge on the identified fixed assets of the Vedanta Limited both present and future, pertaining to its Aluminium business (Jharsuguda Plant, Lanjigarh Plant), 2400 MW power plant assets at Jharsuguda, Copper Plant assets at Silvasa, Iron ore business in the states of Karnataka and Goa, dividends receivable from Hindustan Zinc Limited (“HZL”) a subsidiary of the Vedanta Limited, and the debt service reserve account to be opened for the Facility along with the amount lying to the credit thereof [h]	7,821	8,538
	Secured by first pari passu charge by way of hypothecation of whole of the movable fixed assets of (i) Alumina Refinery having output of 1.7 to 6 MTPA along with co-generation captive power plant with an aggregate capacity of 90MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with a 1,215 (9*135) MW CPP at Jharsuguda, Odisha	620	1,148
Others	Secured by way of hypothecation of stock of raw materials, work-in-progress, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future in BALCO. The charges rank pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.	12	106
	Secured by Fixed asset (platinum) of AvanStrate	499	536

	Other secured borrowings	42,803	48,809

*	Includes loans repayable on demand from banks, export packing credit from banks and amounts due on factoring.

d)

The loan facilities are subject to certain financial and non-financial convenants. The primary convenants which must be complied with include interest service coverage ratio, current ratio, debt service coverage ratio, total outside liabilities to total net worth, fixed assets coverage ratio, ratio of total term liabilities to net worth and debt/ EBITDA. The Group has complied with the covenants as per the terms of the respective loan agreements. Further, in case of borrowings having current assets as security, the quarterly statements of current assets filed by the Group with its lenders are in agreement with the books of accounts.

e)	Term of repayment of total borrowings outstanding as at 31 March 2022 are provided below –

							(₹ in crore)
Borrowings	Weighted average of interest as at 31 March 2022	Total carrying value	<1 year	1- 3 years	3-5 years	>5 years	Remarks
Foreign currency term loan	3.99%	2,660	1,232	1,189	72	172	Repayable in 57 quarterly installments, 11 annual installments and 1 monthly installment
Rupee term loan	8.22%	33,982	5,568	10,180	10,383	7,974	Repayable in 889 quarterly installments and 168 monthly installments
External commercial borrowings	3.48%	1,233	113	680	454	—	Repayable in 1 annual installment and 5 half yearly installments
Non-convertible debentures	8.79%	7,937	2,796	3,184	—	2,000	Repayable in 4 bullet payments and 4 annual installments
Commercial paper	5.90%	4,986	4,986	—	—	—	Repayable in 12 bullet payment

482    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

							(₹ in crore)
Borrowings	Weighted average of interest as at 31 March 2022	Total carrying value	<1 year	1- 3 years	3-5 years	>5 years	Remarks
Working capital loan *	5.93%	1,574	1,574	—	—	—	Export packing credit and working capital loan are repayable within one year from the date of drawal, cash credit can be repaid anytime as per the availability of business surplus during the validity of the facility
Amounts due on factoring	1.23%	139	139	—	—	—	Repayable within one month
Deferred sales tax liability	NA	54	29	25	—	—	Repayable in 55 monthly installments
Redeemable preference shares	NA	2	2	—	—	—	The redemption and dividend paid to the preference shares unclaimed if any, is payable on claim. Repayable in 10 annual installments starting from FY 2023-24
Non-convertible bonds	0.00%**	31	0	8	5	[17]	Suppliers credit is repayable in 1 bullet
Others	5.01%	511	511	—	—	—	payment and Loan repayable within one year on demand

Total		53,109	16,950	15,266	10,914	10,163

The above maturity is based on the total principal outstanding gross of issue expenses and discounting impact of deferred sales tax liability.

*	Includes loans repayable on demand from banks of ₹1,000 crores.
**	Increasing interest rate from 0.00% to 0.50% till maturity.

f)	Term of repayment of total borrowings outstanding as at 31 March 2021 are provided below –

							(₹ in crore)
Borrowings	Weighted average of interest as at 31 March 2021	Total carrying value	< 1 year	1- 3 years	3-5 years	>5 years	Remarks
Foreign currency term loan	3.85%	4,635	1,098	2,655	701	209	Repayable in 69 quarterly installments and 12 annual installments
Rupee term loan	9.00%	30,894	3,754	9,181	7,772	10,352	Repayable in 177 monthly repayments, 663 quarterly installments, 1 half yearly installments and 1 bullet payment
External comm ercial borrowings	4.34%	388	279	110	—	—	Repayable in 8 annual installments for three external commercial borrowings
Non-convertible debentures	7.97%	16,592	9,675	4,978	—	2,000	Repayable in 12 bullet payments and 6 annual installments
Commercial paper	4.21%	2,161	2,161	—	—	—	Repayable in 1 bullet payments

Integrated Report and Annual Accounts 2021-22    483

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

							(₹ in crore)
Borrowings	Weighted average of interest as at 31 March 2021	Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Working capital loan *	6.06%	1,315	1,315	—	—	—	Export packing credit and working capital loan are repayable within one year from the date of drawal, cash credit can be repaid anytime as per the availability of business surplus during the validity of the facility
Amounts due on factoring	4.65%	27	27	—	—	—	Repayable within one month
Deferred sales tax liability	NA	62	13	46	12	—	Repayable in 67 monthly installments
Redeemable preference shares	NA	2	2	—	—	—	The redemption and dividend paid to the preference shares unclaimed if any, is payable on claim.
Non-convertible bonds	0.00%**	156	—	17	20	119	Repayable in 10 annual installments starting from FY 2023-24
Others	5.10%	796	796	—	—	—	Suppliers credit is repayable in seven bullet payments and one annual repayments; Loan repayable on demand and others payable in one annual payment

Total		57,028	19,120	16,987	8,505	12,680

The above maturity is based on the total principal outstanding gross of issue expenses and discounting impact of deferred sales tax liability.

*	Includes loans repayable on demand from banks for ₹298 crore and packing credit in foreign currency from banks of ₹350 crore
**	Increasing interest rate from 0.00% to 0.50% till maturity

g)	Movement in borrowings during the period is provided below –

Particulars	Short term borrowing	Long term borrowing*	(₹ in crore) Total
Opening balance at 01 April 2020	13,076	46,111	59,187
Net cash inflow/ (outflow)	(9,351)	7,130	(2,221)
Debt on acquisition through business combination	8	—	8
Other non-cash changes	(7)	126	119
Foreign exchange currency translation differences	(11)	(54)	(65)

As at 31 March 2021	3,715	53,313	57,028

Opening balance at 01 April 2021	3,715	53,313	57,028
Net cash outflow	3,794	(7,842)	(4,048)
Other non-cash changes	(80)	138	58
Foreign exchange currency translation differences	5	66	71

As at 31 March 2022	7,434	45,675	53,109

*	including Current maturities of Long term borrowing

Other non-cash changes include amortisation of borrowing costs and foreign exchange difference on borrowings.

484    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

h)

During the current year, the Company executed into a ₹8,000 crore facility agreement with Union Bank of India Limited to take over long-term syndicated facility of ₹10,000 crore. This loan is secured by the way of pledge over the shares held by the Company in HZL representing 5.77% of the paid up share capital of HZL along-with a non-disposal undertaking in respect of its shareholding in HZL to the extent of 50.1% of the paid up share capital of HZL. As at 31 March 2022, the principal amount participated for and outstanding under the facility is ₹7,840 crore.

During the previous year, the Company executed into a ₹10,000 crore long-term syndicated loan facility agreement. This loan was secured by the way of pledge over the shares held by the Company in HZL representing 14.82% of the paid up share capital of HZL along-with a non-disposal undertaking in respect of its shareholding in HZL to the extent of 50.1% of the paid up share capital of HZL. As at 31 March 2021, the principal amount participated for and outstanding under the facility was ₹8,650 crore.

20	Financial liabilities – Trade payables

Particulars	As at 31 March 2022	(₹ in crore) As at 31 March 2021
Undisputed dues
Unbilled dues	2,042	1,311
Not due	3,441	2,477
Less than 1 year	4,531	3,587
1-2 years	107	120
2-3 years	91	80
More than 3 years	96	45

Sub-total	10,308	7,620
Disputed dues
Less than 1 year	41	3
1-2 Years	36	—
2-3 years	22	—
More than 3 years	131	1
Sub-total	230	4

Total	10,538	7,624

a)	Trade payables are majorly non-interest bearing and are normally settled note 180

b)	For amount due and terms and conditions of related party payables refer note 42.

21 Operational Buyers’ /Suppliers’ Credit is availed in foreign currency from offshore branches of Indian banks or foreign banks at an interest rate ranging from 0.28% to 3.16% per annum and in rupee from domestic banks at interest rate ranging from 4.00%-8.00% per annum. These trade credits are largely repayable within 180 days from the date of draw down. Operational Buyers’ credit availed in foreign currency is backed by Standby Letter of Credit issued under working capital facilities sanctioned by domestic banks. Part of these facilities are secured by first pari passu charge over the present and future current assets of the Group.

Integrated Report and Annual Accounts 2021-22    485

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

22	Financial liabilities - Others

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Liabilities for capital expenditure	962	10,998	11,960	936	7,009	7,945
Security deposits from vendors and others	—	237	237	—	218	218
Interest accrued but not due	—	381	381	—	1,217	1,217
Put option liability with non-controlling interest [a]	245	—	245	263	—	263
Unpaid/unclaimed dividend	—	122	122	—	101	101
Profit petroleum payable	—	2,180	2,180	—	1,468	1,468
Dues to related parties (Refer note 42)	—	166	166	—	294	294
Other liabilities [b]	120	3,227	3,347	86	2,664	2,750

Total	1,327	17,312	18,639	1,285	12,971	14,256

a)

The non-controlling shareholders of ASI have an option to offload their shareholding to the Group. The option is exercisable at any time within the period of three years following the fifth anniversary of the date of shareholders’ agreement (22 December 2017) at a price higher of ₹52 (US $ 0.757) per share and the fair market value of the share. Therefore, the liability is carried at higher of the two. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity.

b)

Includes revenue received in excess of entitlement interest of ₹1,507 crore (31 March 2021: ₹1,482 crore) and reimbursement of expenses, interest accrued on other than borrowings, liabilities related to claim, liability for stock options etc.

23	Movement in lease liabilities is as follows:

(₹ in crore)
Particulars	Amount
At 01 April 2020	660

Additions during the year	360
Interest on lease liabilities	28
Payments made	(338)
Disposals/adjustments	(69)

As at 31 March 2021	641

Additions during the year	115
Interest on lease liabilities	14
Payments made	(232)
Disposals/ adjustments	(64)

As at 31 March 2022	474

486      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

24	Financial instruments

A.	Financial assets and liabilities:

The accounting classification of each category of financial instruments, their carrying amounts and their fair values are set out below:

As at 31 March 2022

						(₹ in crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Investments*	17,170	118	—	—	17,288	17,288
Trade receivables	521	—	—	7,644	8,165	8,165
Loans	—	—	—	5,470	5,470	5,864
Other financial assets	—	—	—	11,579	11,579	11,579
Derivatives	10	—	248	—	258	258
Cash and cash equivalents	—	—	—	8,671	8,671	8,671
Other bank balances	—	—	—	6,921	6,921	6,921

Total	17,701	118	248	40,285	58,352	58,746

						(₹ in crore)
Financial Liabilities	Fair value through profit or loss	Derivatives designated as hedging instruments	Amortised cost	Others***	Total carrying value	Total fair value
Borrowings	—	—	53,109	—	53,109	53,202
Trade payables	1,033	—	9,505	—	10,538	10,538
Operational buyers’ credit / suppliers’ credit	—	—	10,993	—	10,993	10,993
Derivatives	135	402	—	—	537	537
Other financial liabilities**	—	—	18,868	245	19,113	19,113

Total	1,168	402	92,475	245	94,290	94,383

As at 31 March 2021

						(₹ in crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Investments*	16,555	103	—	—	16,658	16,658
Trade receivables	163	—	—	6,486	6,649	6,649
Loans	—	—	—	7,076	7,076	7,597
Other financial assets	—	—	—	6,777	6,777	6,777
Derivatives	13	—	57	—	70	70
Cash and cash equivalents	—	—	—	4,854	4,854	4,854
Other bank balances	—	—	—	11,775	11,775	11,775

Total	16,731	103	57	36,968	53,859	54,380

						(₹ in crore)
Financial Liabilities	Fair value through profit or loss	Derivatives designated as hedging instruments	Amortised cost	Others***	Total carrying value	Total fair value
Borrowings	—	—	57,028	—	57,028	56,700
Trade payables	707	—	6,917	—	7,624	7,624
Operational buyers’ credit / suppliers’ credit	—	—	8,265	—	8,265	8,265
Derivatives	93	262	—	—	355	355
Other financial liabilities**	—	—	14,634	263	14,897	14,897

Total	800	262	86,844	263	88,169	87,841

*	Investments exclude equity investment in associates and joint ventures which are accounted as per the equity method of accounting
**	includes lease liability of ₹474 crore (31 March 2021: ₹647 crore).
***	Represents net put option liability with non-controlling interests accounted for at fair value.

Integrated Report and Annual Accounts 2021-22      487

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

B.	Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(ii)	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The below table summarises the categories of financial assets and liabilities as at 31 March 2022 and 31 March 2021 measured at fair value:

As at 31 March 2022

			(₹ in crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
Investments	7,208	9,933	29
Derivative financial assets	—	10	—
Trade receivables	—	521	—
At fair value through other comprehensive income
Investments	107	—	11
Derivatives designated as hedging instruments
Derivative financial assets	—	248	—

Total	7,315	10,712	40

			(₹ in crore)
Financial Liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss	—
Derivative financial liabilities	—	135	—
Trade payables	—	1,033	—
Derivatives designated as hedging instruments
Derivative financial liabilities	—	402	—
Other financial liabilities - Net put option liability with non-controlling interests accounted for at fair value.	—	—	245

Total	—	1,570	245

As at 31 March 2021

			(₹ in crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
Investments	6,318	10,186	51
Derivative financial assets	—	13	—
Trade receivables	—	163	—
At fair value through other comprehensive income
Investments	92	—	11
Derivatives designated as hedging instruments
Derivative financial assets	—	57	—

Total	6,410	10,419	62

488      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

			(₹ in crore)
Financial Liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
Derivative financial liabilities	—	93	—
Trade payable	—	707	—
Derivatives designated as hedging instruments
Derivative financial liabilities	—	262	—
Other financial liabilities - Net put option liability with non-controlling interests accounted for at fair value.	—	—	263

Total	—	1,062	263

The below table summarises the fair value of loans and borrowings which are carried at amortised cost as at 31 March

2022 and 31 March 2021

As at 31 March 2022

			(₹ in crore)
Financial Assets	Level 1	Level 2	Level 3
Loans*	—	5,864	—

Total	—	5,864	—

			(₹ in crore)
Financial Liabilities	Level 1	Level 2	Level 3
Borrowings	—	53,202	—

Total	—	53,202	—

As at 31 March 2021

			(₹ in crore)
Financial Assets	Level 1	Level 2	Level 3
Loans*	—	7,597	—

Total	—	7,597	—

			(₹ in crore)
Financial Liabilities	Level 1	Level 2	Level 3
Borrowings	—	56,700	—

Total	—	56,700	—

*	Refer note 42 (J)

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

•

Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments and structured investments are valued by referring to market inputs including quotes, trades, poll, primary issuances for securities and /or underlying securities issued by the same or similar issuer for similar maturities and movement in benchmark security etc.

•

Trade receivables, cash and cash equivalents, other bank balances, other financial assets, current borrowings, trade payables, operational buyers’ credit and other current financial liabilities: Fair values approximate their carrying amounts largely due to the short-term maturities of these instruments.

•

Non-current fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

Integrated Report and Annual Accounts 2021-22      489

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

•

Derivative financial assets/liabilities: The Group executes derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include the forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange, i.e. London Metal Exchange, United Kingdom (U.K.).

•

Other non-current financial assets and liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value.

For all other financial instruments, the carrying amount is either the fair value, or approximates the fair value.

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at 31 March 2022 and 31 March 2021 have been measured as at respective date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each period-end.

There were no significant transfers between Level 1, Level 2 and Level 3 during the year.

C. Risk management framework

The Group’s businesses are subject to several risks and uncertainties including financial risks.

The Group’s documented risk management policies act as an effective tool in mitigating the various financial risks to which the businesses are exposed in the course of their daily operations. The risk management policies cover areas such as liquidity risk, commodity price risk, foreign exchange risk, interest rate risk, counterparty credit risk and capital management. Risks are identified at both the corporate and individual subsidiary level with active involvement of senior management. Each operating subsidiary in the Group has in place risk management processes which are in line with the Group’s policy. Each significant risk has a designated ‘owner’ within the Group at an appropriate senior level. The potential financial impact of the risk and its likelihood of a negative outcome are regularly updated.

The risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Group’s Audit and Risk Committee. The Audit and Risk Committee is aided by the other Committees of the Board including the Risk Management Committee, which meets regularly to review risks as well as the progress against the planned actions. Key business decisions are discussed at the periodic meetings of the Executive Committee. The overall internal control environment and risk management programme including financial risk management is reviewed by the Audit Committee on behalf of the Board.

The risk management framework aims to:

-	improve financial risk awareness and risk transparency
-	identify, control and monitor key risks
-	identify risk accumulations
-	provide management with reliable information on the Group’s risk situation
-	improve financial returns

Treasury management

Treasury management focuses on liability management, capital protection, liquidity maintenance and yield maximisation. The treasury policies are approved by the Committee of the Board. Daily treasury operations of the subsidiary companies are managed by their respective finance teams within the framework of the overall Group treasury policies. Long-term fund raising including strategic treasury initiatives are managed jointly by the business treasury team and the central team at corporate treasury while short-term funding for routine working capital requirements is delegated to subsidiary companies. A monthly reporting system exists to inform senior management of the Group’s investments and debt position, exposure to currency, commodity and interest rate risk and their mitigants including the derivative position. The Group has a strong system of internal control which enables effective monitoring of adherence to Group’s policies. The internal control measures are effectively supplemented by regular internal audits.

490      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The Group uses derivative instruments to manage the exposure in foreign currency exchange rates, interest rates and commodity prices. The Group does not acquire or issue derivative financial instruments for trading or speculative purposes. The Group does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts, interest rate and currency swaps and these are in line with the Group’s policies.

Commodity price risk

The Group is exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that the Group produces and sells will have an immediate and direct impact on the profitability of the businesses. As a general policy, the Group aims to sell the products at prevailing market prices. The commodity price risk in imported input commodity such as Alumina, anodes, etc., for our aluminium and Copper business respectively, is hedged on back-to-back basis ensuring no price risk for the business. Hedging is used primarily as a risk management tool and, in some cases, to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. The hedging activities are subject to strict limits set out by the Board and to a strictly defined internal control and monitoring mechanism. Decisions relating to hedging of commodities are taken at the Executive Committee level, basis clearly laid down guidelines.

Whilst the Group aims to achieve average LME prices for a month or a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons such as uneven sales during the year and timing of shipments.

The Group is also exposed to the movement of international crude oil price and the discount in the price of Rajasthan crude oil to Brent price.

Financial instruments with commodity price risk are entered into in relation to following activities:

•	economic hedging of prices realised on commodity contracts

•	cash flow hedging of revenues, forecasted highly probable transactions

Aluminium

The requirement of the primary raw material, alumina, is partly met from own sources and the rest is purchased primarily on negotiated price terms. Sales prices are linked to the LME prices. At present, the Group, on selective basis hedges the aluminium content in outsourced alumina to protect its margins. The Group also executes hedging arrangements for its aluminium sales to realise average month of sale LME prices.

Copper

The Group’s custom refining copper operations at Silvassa is benefitted by a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of anodes/blisters and the sale of finished copper. The Group’s policy on custom smelting is to generate margins from Refining Charges or “RC”, improving operational efficiencies, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are managed to ensure that the gains or losses are minimised. The Group hedges this variability of LME prices through forward contracts and tries to make the LME price a pass-through cost between purchases of anodes / blisters and sales of finished products, both of which are linked to the LME price.

RCs are a major source of income for the Indian copper refining operations. Fluctuations in Rcs are influenced by factors including demand and supply conditions prevailing in the market for smelters output. The Group’s copper business has a strategy of securing a majority of its anodes/blisters feed requirement under long-term contracts with smelters / traders.

Integrated Report and Annual Accounts 2021-22      491

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Zinc, lead and silver

The sales prices are linked to the LME prices. The Group also executes hedging arrangements for its Zinc, Lead and Silver sales to realise average month of sale LME prices. In exceptional circumstances, we may enter into strategic hedging with prior approval of the Committee of Directors.

Zinc International

Raw material for zinc and lead is mined in Namibia and South Africa with sales prices linked to the LME prices.

Iron ore

The Group sells its Iron Ore production from Goa on the prevailing market prices and from Karnataka through e-auction route as mandated by State Government of Karnataka in India.

Oil and gas

The prices of various crude oils are based upon the price of the key physical benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman etc. The crude oil prices move based upon market factors like supply and demand.

The regional producers price their crude basis these benchmark crude with a premium or discount over the benchmark based upon quality differential and competitiveness of various grades. The Group also hedges variability of crude price through forward contracts on selective basis.

Natural gas markets are evolving differently in important geographical markets. There is no single global market for natural gas. This could be owing to difficulties in large-scale transportation over long distances as compared to crude oil. Globally, there are three main regional hubs for pricing of natural gas, which are USA (Henry Hub Prices), UK (NBP Price) and Japan (imported gas price, mostly linked to crude oil).

Provisionally priced financial instruments

On 31 March 2022, the value of net financial liabilities linked to commodities (excluding derivatives) accounted for on provisional prices was ₹512 crore (31 March 2021: ₹216 crore). These instruments are subject to price movements at the time of final settlement and the final price of these instruments will be determined in the financial year beginning 01 April 2022.

Set out below is the impact of 10% increase in LME prices on pre·tax profit/ (loss) for the year and pre·tax equity as a result of changes in value of the Group’s commodity financial instruments:

For the year ended 31 March 2022	Total Exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	(₹ in crore) Effect on equity of a 10% increase in the LME
Copper	(830)	(83)	—

For the year ended 31 March 2021	Total Exposure	Effect on pre-tax profit/(loss) of a 10% increase in the LME	(₹ in crore) Effect on equity of a 10% increase in the LME
Copper	(1,002)	(100)	—

The above sensitivities are based on volumes, costs, exchange rates and other variables and provide the estimated impact of a change in LME prices on profit and equity assuming that all other variables remain constant. A 10% decrease in LME prices would have an equal and opposite effect on the Group’s financial statements.

The impact on pre-tax profit/(loss) mentioned above includes the impact of a 10% increase in closing copper LME for provisionally priced copper concentrate purchased at Copper division custom smelting operations in India of ₹130 crore loss (31 March 2021: ₹87 crore loss), which is pass through in nature and as such will not have any impact on the profitability.

492      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

(a)	Financial risk

The Group’s Board approved financial risk policies include monitoring, measuring and mitigating the liquidity, currency, interest rate and counterparty risk. The Group does not engage in speculative treasury activity but seeks to manage risk and optimise interest and commodity pricing through proven financial instruments.

Liquidity risk

The Group requires funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. The Group generates sufficient cash flows from the current operations which together with the available cash and cash equivalents, short-term investments and structured investment net of deferred consideration payable for such investments provide liquidity both in the short-term as well as in the long-term. The Group has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its capital market issuance in the form of CPs and NCDs and for its banking facilities in line with Basel II norms.

CRISIL after revising the outlook to ‘Positive’ from ‘Stable’ in October 2021, upgraded its rating on the long-term bank facilities and debt instruments of Vedanta Ltd to ‘CRISIL AA’ from ‘CRISIL AA-’ in February 2022. The outlook on ratings was also revised to ‘Stable’ from ‘Positive’. The short-term rating on bank facilities and commercial paper has been reaffirmed at ‘CRISIL A1+ ‘The upward rating action factors in stronger-than-expected operating profitability, driven by elevated commodity prices during fiscal 2022, volume growth across businesses, and sustained cost efficiency, especially in the Aluminium business. In December 2021, India ratings also revised the outlook to ‘Positive’ from ‘Stable’ while reaffirming the ratings on long-term bank facilities at” IND AA-”.

Anticipated future cash flows, together with undrawn fund based committed facilities of ₹11,103 crore, and cash, bank, structured investment (net of related liabilities) and current investments of ₹32,130 crore as at 31 March 2022, are expected to be sufficient to meet the liquidity requirement of the Group in the near future.

The Group remains committed to maintaining a healthy liquidity, a low gearing ratio, deleveraging and strengthening its balance sheet. The maturity profile of the Group’s financial liabilities based on the remaining period from the date of balance sheet to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Group.

As at 31 March 2022

					(₹ in crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings*	19,028	18,180	13,103	11,654	61,965
Derivative financial liabilities	531	6	—	—	537
Lease liabilities	324	113	9	29	474
Trade Payables, Operational Buyers’ Credit and Other financial liabilities**	38,762	1,098	—	—	39,860

Total	58,645	19,397	13,112	11,683	1,02,836

As at 31 March 2021

					(₹ in crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings*	23,571	22,088	11,673	15,503	72,835
Derivative financial liabilities	279	76	—	—	355
Lease liabilities	481	60	22	78	641
Trade Payables, Operational Buyers’ Credit and Other financial liabilities**	27,862	1,114	—	—	28,976

Total	52,193	23,338	11,695	15,581	1,02,807

*	Includes non-current borrowings, current borrowings, committed interest payments on borrowings and interest accrued on borrowings
**	Includes both non-current and current financial liabilities and committed interest payment, as applicable. Excludes interest accrued on borrowings.

Integrated Report and Annual Accounts 2021-22      493

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The Group had access to following funding facilities:

As at 31 March 2022

			(₹ in crore)
Funding facility	Total Facility	Drawn	Undrawn
Fund/non-fund based	78,181	64,227	13,954

As at 31 March 2021

			(₹ in crore)
Funding facility	Total Facility	Drawn	Undrawn
Fund/non-fund based	72,752	56,232	16,520

Total	66,793	51,780	15,013

Collateral

The Group has pledged financial instruments with carrying amount of ₹27,191 crore (31 March 2021: ₹21 ,990 crore) and inventories with carrying amount of ₹11,448 crore (31 March 2021: ₹7,654 crore) as per the requirements specified in various financial facilities in place. The counterparties have an obligation to release the securities to the Group when financial facilities are surrendered.

(b)	Foreign exchange risk

Fluctuations in foreign currency exchange rates may have an impact on the consolidated statement of profit and loss, the consolidated statement of change in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Australian dollar, Namibian dollar, AED, ZAR, GBP, JPY, INR and Euro against the functional currencies of Vedanta Limited and its subsidiaries.

Exposures on foreign currency loans are managed through the Group wide hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. The Group strives to achieve asset liability offset of foreign currency exposures and only the net position is hedged.

The Group’s presentation currency is the Indian Rupee (INR). The majority of the assets are located in India and the Indian Rupee is the functional currency for the Indian operating subsidiaries except for Oil and Gas business operations which have a US dollar functional currency. Natural hedges available in the business are identified at each entity level and hedges are placed only for the net exposure. Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns, where cost of the project is calculated taking into account the hedge cost. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed.

The following analysis is based on the gross exposure as at the reporting date which could affect the consolidated statement of profit and loss. The exposure is mitigated by some of the derivative contracts entered into by the Group as disclosed under the section on “Derivative financial instruments”.

The carrying amount of the Group’s financial assets and liabilities in different currencies are as follows:

				(₹ in crore)
	As at 31 March 2022		As at 31 March 2021
Currency	Financial Asset	Financial liabilities	Financial As set	Financial liabilities
INR	39,170	64,901	40,236	63,672
USD	17,885	26,183	12,802	21,982
Others	1,297	3,206	821	2,515

Total	58,352	94,290	53,859	88,169

494      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The Group’s exposure to foreign currency arises where a Group entity holds monetary assets and liabilities denominated in a currency different to the functional currency of the respective business, with US dollar being the major non-functional currency.

The foreign exchange rate sensitivity is calculated by the aggregation of the net foreign exchange rate exposure with a simultaneous parallel foreign exchange rates shift in the foreign currencies by 10% against the functional currency of the respective entities.

Set out below is the impact of a 10% strengthening in the functional currencies of the respective businesses on pre-tax profit/(loss) and pre-tax equity arising as a result of the revaluation of the Group’s foreign currency monetary financial assets/liabilities:

For the year ended 31 March 2022

		(₹ in crore)
	Effect of 10% strengthening of functional currency on pre-tax profit/ (loss)	Effect of 10% strengthening of functional currency on equity
USD	884	—
INR	(452)	—

For the year ended 31 March 2021

		(₹ in crore)
	Effect of 10% strengthening of functional currency on pre-tax profit/ (loss)	Effect of 10% strengthening of functional currency on equity
USD	1,132	—
INR	(307)	—
EURO	26	—

A 10% weakening of functional currencies of the respective businesses would have an equal and opposite effect on the Group’s financial statements.

In respect of loans granted to group companies, there have been no non-compliances of the relevant provisions of the Foreign Exchange Management Act, 1992 and the Prevention of Money Laundering Act, 2002.

(c)	Interest rate risk

At 31 March 2022, the Group’s net debt of ₹20,979 crore (31 March 2021: ₹24,414 crore) comprises debt of ₹53,109 crore (31 March 2021: ₹57,028 crore) offset by cash, bank and current investments of ₹32,130 crore (31 March 2021: ₹32,614 crore).

The Group is exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. The Group’s policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates. The borrowings of the Group are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The USD floating rate debt is linked to US dollar LIBOR and INR Floating rate debt to Bank’s base rate. The Group has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis. The Group invests cash and liquid investments in short-term deposits and debt mutual funds, some of which generate a tax-free return, to achieve the Group’s goal of maintaining liquidity, carrying manageable risk and achieving satisfactory returns.

Floating rate financial assets are largely mutual fund investments which have debt securities as underlying assets. The ret urns from these financial assets are linked to market interest rate movements; however the counterparty invests in the agreed securities with known maturity tenure and return and hence has manageable risk.

Integrated Report and Annual Accounts 2021-22      495

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The exposure of the Group’s financial assets as at 31 March 2022 to interest rate risk is as follows:

				(₹ in crore)
	Total	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	58,352	9,113	24,576	24,663

The exposure of the Group’s financial liabilities as at 31 March 2022 to interest rate risk is as follows:
	Total	Floating rate financial assets	Fixed rate financial assets	(₹ in crore) Non-interest bearing financial assets
Financial Liabilities	94,290	35,579	29,899	28,812

The exposure of the Group’s financial assets as at 31 March 2021 to interest rate risk is as follows:
	Total	Floating rate financial assets	Fixed rate financial assets	(₹ in crore) Non-interest bearing financial assets
Financial Assets	53,859	11,332	27,060	15,467

The exposure of the Group’s financial liabilities as at 31 March 2021 to interest rate risk is as follows:
	Total	Floating rate financial assets	Fixed rate financial assets	(₹ in crore) Non-interest bearing financial assets
Financial Liabilities	88,169	32,391	33,139	22,639

Considering the net debt position as at 31 March 2022 and the investment in Bank deposits, corporate bonds and debt mutual funds, any increase in interest rates would result in a net loss and any decrease in interest rates would result in a net gain. The sensitivity analysis below has been determined based on the exposure to interest rates for financial instruments at the balance sheet date.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on floating rate financial assets/ liabilities (net) on profit/(loss) and equity assuming that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of that date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

		(₹ in crore)
Increase in interest rates	Effect on pre-tax profit/(loss) during the year ended 31 March 2022	Effect on pre-tax profit/(loss) during the year ended 31 March 2021
0.50%	(132)	(105)
1.00%	(265)	(211)
2.00%	(530)	(421)

An equivalent reduction in interest rates would have an equal and opposite effect on the Group’s financial statements.

(d) Counterparty and concentration of credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient. where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Group is exposed to credit risk from trade receivables, contract assets, investments, loans, other financial assets, and derivative financial instruments.

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing.

496      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Moreover, given the diverse nature of the Group’s businesses, trade receivables are spread over a number of customers with no significant concentration of credit risk. The history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, the Group does not expect any material risk on account of non-performance by any of the Group’s counterparties.

The Group has clearly defined policies to mitigate counterparty risks. For short-term investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. This, therefore, results in diversification of credit risk for our mutual fund and bond investments. For derivative and financial instruments, the Group attempts to limit the credit risk by only dealing with reputable banks and financial institutions.

The carrying value of the financial assets represents the maximum credit exposure. The Group’s maximum exposure to credit risk as at 31 March 2022 and 31 March 2021 is ₹58,352 crore and ₹53,859 crore respectively.

The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 40 on “contingent liability and capital commitments”.

None of the Group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables, loans and other financial assets (both current and non-current), there were no indications as at the year end, that defaults in payment obligations will occur except as described in Note 8 and 10 on allowance for impairment of trade receivables and other financial assets.

Of the year end trade receivables, loans and other financial assets (excluding Bank deposits, site restoration fund and derivatives) balance the following, though overdue, are expected to be realised in the normal course of business and hence, are not considered impaired as at 31 March 2022 and 31 March 2021:

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Neither impaired nor past due	15,828	13,433
Past due but not impaired
- Less than 1 month	2,108	612
- Between 1-3 months	369	276
- Between 3-12 months	390	842
- Greater than 12 months	5,289	4.402

Total	23,984	19,565

Receivables are deemed to be past due or impaired with reference to the Group’s normal terms and conditions of business. These terms and conditions are determined on a case to case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer. The Group based on past experiences does not expect any material loss on its receivables.

The credit quality of the Group’s customers is monitored on an ongoing basis. Where receivables have been impaired, the Group actively seeks to recover the amounts in question and enforce compliance with credit terms.

Movement in allowances for Financial Assets (Trade receivables and Financial assets - others)

The change in the allowance for financial assets (current and non-current) is as follows:

			(₹ in crore)
Particulars	Trade receivables	Financial assets - Others	Financial assets - loans
As at 01 April 2020	570	966	—
Allowance made during the year	94	122	78
Reversals/write-off during the year		(58)	0
Exploration cost written off	0	2	0
Exchange differences	(0)	(12)	0
As at 31 March 2021	665	1,020	78
Allowance made during the year	197	13	0
Reversals/write-off during the year	0	1	—
Exploration cost written off	0	0	—
Exchange differences	0	14	—
As at 31 March 2022	862	1,048	78

Integrated Report and Annual Accounts 2021-22      497

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

D.	Derivative financial instruments

The Group uses derivative instruments as part of its management of exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Group does not acquire or issue derivative financial instruments for trading or speculative purposes. The Group does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts and these are subject to the Group guidelines and policies.

The fair values of all derivatives are separately recorded in the consolidated balance sheet within current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.

The use of derivatives can give rise to credit and market risk. The Group tries to control credit risk as far as possible by only entering into contracts with reputable banks and financial institutions. The use of derivative instruments is subject to limits, authorities and regular monitoring by appropriate levels of management. The limits, authorities and monitoring systems are periodically reviewed by management and the Board. The market risk on derivatives is mitigated by changes in the valuation of the underlying assets, liabilities or transactions, as derivatives are used only for risk management purposes.

Cash flow hedges

The Group enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognised in equity through OCI until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to profit or loss. These hedges have been effective for the year ended 31 March 2022 and 31 March 2021.

The Group uses foreign exchange contracts from time to time to optimise currency risk exposure on its foreign currency transactions. The Group hedged part of its foreign currency exposure on capital commitments during the year ended 31 March 2022. Fair value changes on such forward contracts are recognised in other comprehensive income.

The majority of cash flow hedges taken out by the Group during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions and commodity price contracts for hedging the commodity price risk of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ending 31 March 2023 and consequently may impact profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as bas is adjustment s to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect profit or loss over the expected useful life of the property, plant and equipment.

Fair value hedges

The fair value hedges relate to forward covers taken to hedge currency exposure and commodity price risks.

The Group’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Group enters into forward contracts for the respective quotational period to hedge its commodity price risk based on average LME prices. Gains and losses on these hedge transactions are substantially offset by the amount of gains or losses on the underlying sales. Net gains and losses are recognised in the consolidated statement of profit and loss.

The Group uses foreign exchange contracts from time to time to optimise currency risk exposure on its foreign currency transactions. Fair value changes on such forward contracts are recognised in the consolidated statement of profit and loss.

Non-designated economic hedges

The Group enters into derivative contracts which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transact ion risk or a risk component of a transaction. Hedging instruments include copper, aluminium future contracts on the LME and certain other derivative instruments. Fair value changes on such derivative instruments are recognised in the consolidated statement of profit and loss.

498      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Net investment in foreign operations

The Group has partly hedged its foreign exchange risk in net investment in foreign operations in the previous year. Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments on forward exchange contracts designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective. These amounts are included in exchange differences on translation of foreign operations as stated in other comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the Consolidated Statement of Profit and Loss for the year. Gains and losses accumulated in the translation reserve are included in profit or loss when the foreign operation is disposed off.

The fair value of the Group’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

				(₹ in crore)
	As at 31 March 2022		As at 31 March 2021
Derivative Financial Instruments	Assets	Liabilities	Assets	Liabilities
Current
Cash flow hedge*
- Commodity contracts	232	207	3	55
- Interest rate swap	1	—	—	5
Fair Value hedge
- Commodity contracts	11	65	41	9
- Forward foreign currency contracts	4	124	14	116
Non-qualifying hedges/economic hedge
- Commodity contracts	2	10	1	3
- Forward foreign currency contracts	8	125	12	91
Sub-total (A)	258	531	70	279
Non-current
Cash flow hedge*
- Interest rate swap	—	—	—	5
Fair Value hedge
- Forward foreign currency contracts	—	6	—	71
Non- qualifying hedges
- Commodity contracts	—	—	—	—
Sub-total (B)	—	6	—	76
Total (A+B)	258	537	70	356

*	Refer the Consolidated Statement of Profit and Loss and the Consolidated Statement of Changes in Equity for the change in the fair value of cash flow hedges.

25	Provisions

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Provision for employee benefits [a] (Refer note 33)
- Retirement benefit	158	100	258	146	115	261
- Others	10	177	187	12	154	166
Provision for restoration, rehabilitation and environmental costs [b]	3,218	28	3,246	2,974	28	3,002
Other provisions [b]	—	112	112	—	56	56

Total	3,386	417	3,803	3,132	353	3,485

Integrated Report and Annual Accounts 2021-22      499

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

a)	Provision for employee benefits includes gratuity, compensated absences, deferred cash bonus etc.

		(₹ in crore)
b) Particulars	Restoration, rehabilitation and environmental	Others (Refer d)
As at 01 April 2020	2,677	56
Additions	270	—
Amounts utilised	(2)	—
Unused amounts reversed	(24)	—
Unwinding of discount (Refer note 34)	72	—
Revision in estimates	(12)	—
Exchange differences	21	—
As at 31 March 2021	3,002	56
Additions	35	56
Amounts utilised	(4)	—
Unwinding of discount (Refer note 34)	78	—
Revision in estimates	53	—
Exchange differences	82	—
As at 31 March 2022	3,246	112

c)	Restoration, rehabilitation and environmental costs

The provisions for restoration, rehabilitation and environmental liabilities represent the management’s best estimate of the costs which will be incurred in the future to meet the Group’s obligations under existing Indian, Australian, Namibian, South African and Irish law and the terms of the Group’s exploration and other licences and contractual arrangements.

Within India, the principal restoration and rehabilitation provisions are recorded within Oil & Gas business where a legal obligation exists relating to the oil and gas fields, where costs are expected to be incurred in restoring the site of production facilities at the end of the producing life of an oil field. The Group recognises the full cost of site restoration as a liability when the obligation to rectify environmental damage arises.

These amounts are calculated by considering discount rates within the range of 2% to 10%, and become payable on closure of mines and are expected to be incurred over a period of one to thirty years. The lower range of discount rate is at Oil and Gas business and Zinc International operations in Ireland and higher range is at Zinc International operations in African Countries.

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production from a producing field.

d)	Other provisions

Other provisions include provision for disputed cases and claims.

26	Other liabilities

						(₹ in crore)
	As at 31 March 2022			As at 31 March 2021
Particulars	Non-current	Current	Total	Non-current	Current	Total
Amount payable to owned post-employment benefit trust	—	33	33	—	32	32
Other statutory liabilities [a]	—	3,157	3,157	—	3,144	3,144
Deferred government grants [b]	4,270	250	4,520	4,327	229	4,556
Advance from customer [c]	404	4,127	4,531	—	6,233	6,233
Advance from related party	—	2	2	—	—	—
Other liabilities	—	208	208	—	184	184

Total	4,674	7,777	12,451	4,327	9,822	14,149

500      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

a)	Statutory liabilities mainly includes payables for Provident fund, ESIC, withholding taxes, goods and services tax, VAT, service tax, etc.
b)

Represents government assistance in the form of the duty benefit availed under Export Promotion Capital Goods (EPCG) Scheme and SEZ scheme on purchase of property, plant and equipment accounted for as government grant and being amortised over the useful life of such assets.

c)

Advance from customers are contract liabilities to be settled through delivery of goods. The amount of such balances as on 01 April 2020 was ₹8,055 Crore. During the current year, the Group has refunded Nil (FY 2020-21 ₹5 Crore) to the customers and recognised revenue of ₹6,221 Crore (FY 2020-21: ₹7,878 Crore) out of such opening balances. All other changes are either due to receipt of fresh advances or exchange differences.

27	Revenue from operations

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Sale of products	1,29,510	85,124
Sale of services	301	224
Revenue from contingent rents	1,381	1,515

Total	1,31,192	86,863

a)

Revenue from sale of products and from sale of services for the year ended 31 March 2022 includes revenue from contracts with customers of ₹1,31,101 crore (31 March 2021: ₹85,544 crore) and a net loss on mark-to-market of ₹1,290 crore (31 March 2021: ₹196 crore) on account of gains/losses relating to sales that were provisionally priced as at 31 March 2021 with the final price settled in the current year, gains/ losses relating to sales fully priced during the year, and marked to market gains/ losses relating to sales that were provisionally priced as at 31 March 2022.

b)

Majority of the Group’s sales are against advance or are against letters of credit cash against documents/ guarantees of banks of national standing. Where sales are made on credit, the amount of consideration does not contain any significant financing component as payment terms are within three months.

As per the terms of the contract with its customers. either all performance obligations are to be completed within one year from the date of such contracts or the Group has a right to receive consideration from its customers for all completed performance obligations. Accordingly, the Group has availed the practical expedient available under paragraph 121 of lnd AS 115 and dispensed with the additional disclosures with respect to performance obligations that remained unsatisfied (or partially unsatisfied) at the balance sheet date. Further, since the terms of the contracts directly identify the transaction price for each of the completed performance obligations, in all material respects, there are no elements of transaction price which have not been included in the revenue recognised in the financial statements.

Further, there is no material difference between the contract price and the revenue from contract with customers.

28	Other operating income

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Export incentives	488	303
Scrap sales	573	527
Miscellaneous income	479	328

Total	1,540	1,158

Integrated Report and Annual Accounts 2021-22      501

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

29	Other Income

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Net gain on investment measured at FVTPL	209	934
Interest income from investments measured at FVTPL	392	478
Interest income from financial assets at amortised cost
- Bank deposits	537	565
- Loans (Refer note 42)	708	629
- Others	246	351
Interest on income tax refund	2	80
Dividend income from
- financial assets at FVTPL	—	1
- financial assets at FVOCI	2	2
Profit on sale of assets	128	75
Deferred government grant income	245	229
Miscellaneous income	131	77

Total	2,600	3,421

30	Changes in inventories of finished goods and work-in-progress*

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Opening Stock:
Finished Goods	855	1,270
Work-in-Progress	3,013	3,323

Total	3,868	4,593

Add: Foreign exchange translation	14	40
Add: Acquired as part of business combination	—	23
(Less)/Add: Capitalisation and other adjustments	(51)	4
(Less): Raw material sold during the year	(11)	—
Less: Closing Stock
Finished Goods	829	855
Work-in-Progress	5,040	3,013

Total	5,869	3,868

Changes in inventory	(2,049)	792

*	Inventories include goods-in-transit

31	Employee benefits expense [a]

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Salaries and wages	2,776	2,895
Share based payments	79	60
Contributions to provident and other funds	226	208
Staff welfare expenses	286	228
Less: Cost allocated /directly booked in joint ventures	(556)	(530)

Total	2,811	2,861

(a)	net of capitalisation off ₹115 crore (31 March 2021: ₹127 crore)

502      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

32	Share based payments

The Company offers equity based and cash based option plans to its employees, officers and directors through the Company’s stock option plan introduced in 2016 and Cairn India’s stock option plan now administered by the Company pursuant to its merger with the Company.

The Vedanta Limited Employee Stock Option Scheme (ESOS) 2016

The Company introduced an Employee Stock Option Scheme 2016 (“ESOS”), which was approved by the Vedanta Limited shareholders to provide equity settled incentive to all employees of the Company including subsidiary companies. The ESOS scheme includes tenure based, business performance based (EBITDA) and market performance based stock options. The maximum value of options that can be awarded to members of the wider management group is calculated by reference to the grade average cost-to-company (“CTC”) and individual grade of the employee. The performance conditions attached to the option is measured by comparing Company’s performance in terms of Total Shareholder Return (“TSR”) over the performance period with the performance of two group of comparator companies (i.e. Indian and global comparator companies) defined in the scheme. The extent to which an option vests will depend on the Company’s TSR rank against a group or groups of peer companies at the end of the performance period and as moderated by the Remuneration Committee. The ESOS schemes are administered through VESOS trust and have underlying Vedanta Limited equity shares.

Options granted during the year ended 31 March 2022 and year ended 31 March 2021 includes business performance based, sustained individual performance based, management discretion and fatality multiplier based stock options. Business performances will be measured using Volume, Cost, Net Sales Realisation, EBITDA. ECG & Carbon footprint or a combination of these for the respective business/SBU entities.

The exercise price of the options is ₹1 per share and the performance period is three years, with no re-testing being allowed.

The details of share options for the year ended 31 March 2022 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding 01 April 2021	Options granted during the year	Options forfeited/ lapsed during the year	Options exercised during the year	Options outstanding 31 March 2022	Options exercisable 31 March 2022
2017-18	01 September 2020 - 28 February 2021	3,76,940	—	23,457	3,53,483	—	—
2018-19	01 November 2021 - 30 April 2022	99,12,240	—	69,06,444	26,82,781	3,23,015	3,23,015
2018-19	Cash settled	7,28,856	—	4,89,731	2,39,1 25	—	—
2019-20	29 November 2022 - 28 May 2023	1,35,72,278	—	20,90,560	—	1,14,81,718	—
2019-20	Cash settled	8,77,451	—	1,97,050	—	6,80,401	—
2020-21	06 November 2023 - 05 May 2024	1,27,11,112	—	19,03,591	—	1,08,07,521	—
2020-21	Cash settled	10,20,889	—	2,95,966	—	7,24,923	—
2021-22	01 November 2024 - 30 April 2025	—	1,20,83,636	7,79,037	—	1,13,04,599	—
2021-22	Cash settled	—	8,64,537	22,770	—	8,41 ,767	—

		3,91,99,766	1,29,48,173	1,27,08,606	32,75,389	3,61,63,944	3,23,015

Integrated Report and Annual Accounts 2021-22      503

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The details of share options for the year ended 31 March 2021 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding 01 April 2020	Options granted during the year	Options forfeited/ lapsed during the year	Options exercised during the year	Options outstanding 31 March 2021	Options exercisable 31 March 2021
2016-17	15 December 2019 - 14 June 2020	10,68,516	—	8,648	10,59,868	—	—
2017-18	01 September 2020 - 28 February 2021	70,27,925	—	55,14,169	11,36,816	3,76,940	3,76,940
2017-18	16 October 2020 - 15 April 2021	11,126	—	11,126	—	—	—
2018-19	01 November 2021 -30 April 2022	1,14,20,046	—	15,07,806	—	99,12,240	—
2018-19	Cash settled	10,69,156	—	3,40,300	—	7,28,856	—
2019-20	29 November 2022 - 28 May 2023	1,58,81,330	—	23,09,052	—	1,35,72,278	—
2019-20	Cash settled	18,96,700	—	10,19,249	—	8,77,451	—
2020-21	06 November 2023 - 05 May 2024	—	1,27,11,112	—	—	1,27,11,112	—
2020-21	Cash settled	—	10,20,889	—	—	10,20,889	—

		3,83,74,799	1,37,32,001	1,07,10,350	21,96,684	3,91,99,766	3,76,940

The fair value of all options has been determined at the date of grant of the option allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Group’s estimate of the number of options that will eventually vest as a result of non-market conditions, is expensed over the vesting period.

Business Performance-Based and Sustained Individual Performance-Based Options:

The fair values of stock options following these types of vesting conditions have been estimating using the Black-Scholes-Merton Option Pricing model. The value arrived at under this model has been then multiplied by the expected

% vesting based on business performance conditions (only for business performance-based options) and the expected multiplier on account of sustained individual performance (for both type of options). The inputs used in the Black-Scholes-Merton Option Pricing model include the share price considered as of the valuation date, exercise price as per the scheme/ plan of the options, expected dividend yield (estimated based on actual/ expected dividend trend of the Company), expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options) and expected volatility (estimated based on the historical volatility of the return in company’s share prices for a term commensurate with the expected tenure of the options) . The exercise period of 6 months post vesting period has not been considered as the options are expected to be exercised immediately post the completion of the vesting period.

Total Shareholder Returns-Based Options:

The fair values of stock options following this type of vesting condition has been estimated using the Monte Carlo Simulation method. This method has been used to simulate the expected share prices for Vedanta Limited and the companies of the comparator group over the vesting period of the options. Based on the simulated prices, the expected pay-off at the end of the vesting period has been estimated and present valued to the valuation date. Further, based on the simulated share prices and expected dividends the relative rank of Vedanta Limited’s share price return has been estimated vis-á-vis the Indian and Global Group of the comparator group. This rank has been used to estimate expected % vesting of the options under this type of vesting condition. The inputs to the monte carlo simulation method include expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options), expected dividend yield (estimated based on the actual dividend trend of the companies), expected volatility (estimated based on the historical volatility of the return in the Company’s share prices for a term commensurate with the expected tenure of the opt ions). The exercise period of 6 months post the vesting period has not been considered as the opt ions are expected to be exercised immediately post the completion of the vesting period.

504      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The assumptions used in the calculations of the charge in respect of the ESOS options granted during the years ended 31 March 2022 and 31 March 2021 are set out below:

	Year ended 31 March 2022	Year ended 31 March 2021
Particulars	ESOS 2021	ESOS 2020
Number of Options	Cash settled -8,64,537 equity settled - 1,20,83,636	Cash settled-10,20,889 equity settled- 1,27,11,1 12
Exercise Price	₹ 1	₹ 1
Share Price at the date of grant	₹ 302.15	₹ 228.75
Contractual Life	3 years	2 years and 7 months
Expected Volatility	49.67%	49.28%
Expected option life	3 years	2 years and 7 months
Expected dividends	6.80%	6.80%
Risk free interest rate	5.02%	4.84%
Expected annual forfeitures	10% p.a	10% p.a.
Fair value per option granted (Non-market performance based)	₹ 193.97	₹ 150.73

Weighted average share price at the date of exercise of stock options was ₹339.32 (31 March 2021: ₹131 .08)

The weighted average remaining contractual life for the share options outstanding was 1.62 years (31 March 2021: 2 .03 years).

The Group recognised total expenses of ₹43 crore (31 March 2021: ₹58 crore) related to equity settled share-based payment transactions for the year ended 31 March 2022. The total expense recognised on account of cash settled share based plan during the year ended 31 March 2022 is ₹14 crore (31 March 2021: ₹6 crore) and the carrying value of cash settled share based compensation liability as at 31 March 2022 is ₹19 crore (31 March 2021: ₹7 crore).

Employee stock option plans of erstwhile Cairn India Limited:

The Company has provided CIESOP share based payment scheme to its employees.

CIESOP plan

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period of 3 years from the date of grant. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year. The exercise period is 7 years from the vesting date.

Details of employees stock option plans is presented below:

	Year ended 31 March 2022		Year ended 31 March 2021
CIESOP Plan	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
Outstanding at the beginning of the year	33,15,174	287.3	53,41,740	288.2
Granted during the year	Nil	NA	Nil	NA
Expired during the year	Nil	NA	10,82,229	291.3
Exercised during the year	4,83,085	286.85	Nil	NA
Forfeited I cancelled during the year	17,94,448	287.70	9,44,337	288.0
Outstanding at the end of the year	10,37,641	286.85	33,15,174	287.3
Exercisable at the end of the year	10,37,641	286.85	33,15,174	287.3

Integrated Report and Annual Accounts 2021-22      505

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Weighted average share price at the date of exercise of stock options was ₹375.89 (31 March 2021: NA)

Scheme	Range of exercise price in ₹	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in ₹
The details of exercise price for stock options outstanding as at 31 March 2022 are:	286.85	0.31	286.85
CIESOP Plan
The details of exercise price for stock options outstanding as at 31 March 2021 are:
CIESOP Plan	286.85-287.75	0.80	287.3

The Group has awarded certain cash settled share based options indexed to Parents’ shares (Vedanta Resources Limited shares) and shares of any of its subsidiaries. The total expense recognised on account of cash settled share based plan during the year ended 31 March 2022 is ₹24 crore (31 March 2021: ₹22 crore) and the carrying value of cash settled share based compensation liability as at 31 March 2022 is ₹112 crore (31 March 2021: ₹86 crore).

Out of the total expense of ₹81 crore (31 March 2021 : ₹86 crore) pertaining to equity settled and cash settled options for the year ended 31 March 2022 the Group has capitalised ₹2 crore (31 March 2021 : ₹26 crore) expense for the year ended 31 March 2022.

33 Employee Benefit Plans

The Group participates in defined contribution and benefit plans, the assets of which are held (where funded) in separately administered funds.

For defined contribution plans, the amount charged to the consolidated statement of profit and loss is the total amount of contributions payable in the year.

For defined benefit plans, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end. Remeasurement gains and losses arising in the year are recognised in full in other comprehensive income for the year.

i)	Defined contribution plans

The Group contributed a total of ₹139 crore and ₹119 crore for the year ended 31 March 2022 and 31 March 2021 respectively to the following defined contribution plans.

Particulars	Year ended 31 March 2022	(₹ in crore) Year ended 31 March 2021
Employer’s contribution to recognised provident fund and family pension fund	111	98
Employer’s contribution to superannuation	23	21
Employer’s contribution to National Pension Scheme	5	0

	139	119

Indian pension plans

Central recognised provident fund

In accordance with the ‘The Employee’s Provident Funds and Miscellaneous Provisions Act, 1952’, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for 2022 and 2021) of an employee’s basic salary, and includes contribution made to Family Pension fund as explained below. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Group has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the year they are incurred.

506    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Family pension fund

The Pension Fund was established in 1995 and is managed by the Government of India. The employee makes no contribution to this fund but the employer makes a contribution of 8.33% of salary each month subject to a specified ceiling per employee (included in the 12% rate specified above). This is provided for every permanent employee on the payroll.

At the age of superannuation, contributions ceases and the individual receives a monthly payment based on the level of contributions through the years, and on their salary scale at the time they retire, subject to a maximum ceiling of salary level. The Government funds these payments, thus the Group has no additional liability beyond the contributions that it makes, regardless of whether the central fund is in surplus or deficit.

Superannuation

Superannuation, another pension scheme, is applicable only to executives above certain grade. However, in case of the oil & gas business (applicable from the second year of employment) and Iron Ore Segment, the benefit is applicable to all executives. Vedanta Limited and each relevant Indian subsidiary holds a policy with Life Insurance Corporation of India (“LIC”), to which each of these entities contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the year they are incurred.

National Pension Scheme

National Pension Scheme is a retirement savings account for social security and welfare applicable for executives covered under the superannuation benefit of Vedanta Limited and each relevant Indian subsidiary, on a choice basis. It was introduced to enable employees to select the treatment of superannuation component of their fixed salaries and avail the benefits offered by National Pension Scheme launched by Government of India. Vedanta Limited and each relevant entity holds a corporate account with one of the pension fund managers authorised by the Government of India to which each of the entity contributes a fixed amount relating to superannuation and the pension annuity will be met by the fund manager as per rules of National Pension Scheme. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the year they are incurred.

Australian pension scheme

The Group also participates in defined contribution superannuation schemes in Australia. The contribution of a proportion of an employee’s salary in a superannuation fund is a compulsory legal requirement in Australia. The employer contributes, into the employee’s fund of choice, 10.00% (2021 : 9.50%) of an employee’s gross remuneration where the employee is covered by an industrial agreement and 13.00% (2021 : 12.50%) of the basic remuneration for all other employees. All employees have an option to make additional voluntary contributions. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the year they are incurred.

Skorpion Zinc Provident Fund, Namibia

The Skorpion Zinc Provident Fund is a defined contribution fund and is compulsory to all full time employees under the age of 60. The Group contribution to the fund is a fixed percentage of 9% per month of pensionable salary, whilst the employee contributes 7% with the option of making additional contributions, over and above the normal contribution, up to a maximum of 12%.

Normal retirement age is 60 years and benefit payable is the member’s fund credit which is equal to all employer and employee contributions plus interest. The same applies when an employee resigns from Skorpion Zinc. The Fund provides disability cover which is equal to the member’s fund credit and a death cover of two times annual salary in the event of death before retirement.

The Group has no additional liability beyond the contributions that it makes. Accordingly, this scheme has been accounted for on a defined contribution basis and contributions are charged directly to the consolidated statement of profit and loss in the year they are incurred.

Integrated Report and Annual Accounts 2021-22    507

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Black Mountain (Pty) Limited, South Africa Pension and Provident Funds

Black Mountain Mining (Pty) Ltd has two retirement funds, both administered by Alexander Forbes, a registered financial service provider. The purpose of the funds is to provide retirement and death benefits to all eligible employees.

The Group contributes at a fixed percentage of 10.5% for up to supervisor grade and 15% for others.

Membership of both funds is compulsory for all permanent employees under the age of 60.

The Group has no additional liability beyond the contributions that it makes. Accordingly, this scheme has been accounted for on a defined contribution basis and contributions are charged directly to the consolidated statement of profit and loss in the year they are incurred.

ii) Defined benefit plans

(a) Contribution to provident fund trust (the “trusts”) of Iron ore division, Bharat Aluminium Company Limited (BALCO), Hindustan Zinc Limited (HZL), Sesa Resources Limited (SRL) and Sesa Mining Corporation Limited (SMCL)

The provident funds of Iron ore division, BALCO, HZL, SRL and SMCL are exempted under Section 17 of the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on actuarial valuation in accordance with Ind AS 19 and the Guidance note issued by the Institute of Actuaries of India for interest rate guarantee of exempted provident fund liability of employees, there is no interest shortfall that is required to be met by Iron ore division, BALCO, HZL, SRL, and SMCL as at 31 March 2022 and 31 March 2021. Having regard to the assets of the fund and the return on the investments, the Group does not expect any deficiency in the foreseeable future.

The Group contributed a total of ₹47 crore for the year ended 31 March 2022 and ₹48 crore for the year ended 31 March 2021 in relation to the independently managed and approved funds. The present value of obligation and the fair value of plan assets of the trust are summarised below.

Particulars	Year ended 31 March 2022	(₹ in crore) Year ended 31 March 2021
Fair value of plan assets of trusts	2,532	2,421
Present value of defined benefit obligation	(2,510)	(2,375)
Net liability arising from defined benefit obligation	NIL	NIL
Percentage allocation of plan assets of the trust	Year ended 31 March 2022	Year ended 31 March 2021
Assets by category
Government Securities	58.62%	63.19%
Debentures/bonds	35.54%	34.36%
Equity	4.64%	1.63%
Money Market Instruments	1.20%	0.83%
Fixed deposits	0.00%	0.00%

The remeasurement loss of Nil and ₹6 crore have been charged to Other Comprehensive Income (OCI) during the year ended 31 March 2022 and 31 March 2021 respectively.

(b) Post-Retirement Medical Benefits:

The Group has a scheme of medical benefits for employees at BMM and BALCO subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis. The scheme includes an employee’s spouse as well. Based on an actuarial valuation conducted as at year-end, a provision is recognised in full for the benefit obligation. The obligation relating to post-retirement medical benefits as at 31 March 2022 was ₹100 crore (31 March 2021: ₹86 crore). The obligation under this plan is unfunded. The Group considers these amounts as not material and accordingly has not provided further disclosures as required by Ind AS 19 ‘Employee benefits’. The current service cost for the year ending 31 March 2022 of ₹1 crore (31 March 2021: ₹1 crore) has been recognised in consolidated statement of profit and loss. The remeasurement (gains)/losses and net interest on the obligation of post-retirement medical benefits of ₹7 crore loss (31 March 2021: ₹2 crore gain) and ₹9 crore (31 March 2021: ₹7 crore) for the year ended 31 March 2022 have been recognised in other comprehensive income and finance cost respectively.

508    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

(c) Other Post-employment Benefits:

India – Gratuity plan

In accordance with the Payment of Gratuity Act of 1972, Vedanta Limited and its Indian subsidiaries contribute to a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, disability or termination of employment being an amount based on the respective employee’s last drawn salary and the number of years of employment with the Group.

Based on actuarial valuations conducted as at year end using the projected unit credit method, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity Plan. For entities where the plan is unfunded, full provision is recognised in the consolidated balance sheet.

The iron ore and oil & gas division of Vedanta Limited, SRL, SMCL, HZL and FACOR have constituted a trust recognised by Income Tax Authorities for gratuity to employees and contributions to the trust are funded with the Life Insurance Corporation of India (LIC), ICICI Prudential Life Insurance Company Limited (ICICI) and HDFC Life Insurance Company Limited (HDFC).

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the Other post-employment benefit Plan obligation are as follows:

Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Discount rate	7.16%	6.90%
Expected rate of increase in compensation level of covered employees	2%-15%	2%-15%
Mortality table	IALM (2012-14)	IALM (2012-14)

Amount recognised in the consolidated balance sheet consists of:

Particulars	Year ended 31 March 2022	(₹ in crore) Year ended 31 March 2021
Fair value of plan assets	441	401
Present value of defined benefit obligations	(599)	(576)
Net liability arising from defined benefit obligation	(158)	(175)

Particulars	Year ended 31 March 2022	(₹ in crore) Year ended 31 March 2021
Current service cost	39	40
Net interest cost	12	13
Components of defined benefit costs recognised in consolidated statement of profit and loss	51	53

Amounts recognised in other comprehensive income in respect of Other post-employment benefit plan are as follows:

Particulars	Year ended 31 March 2022	(₹ in crore) Year ended 31 March 2021
Re-measurement of the net defined benefit obligation:-
Actuarial losses arising from changes in financial assumptions	17	1
Actuarial (gains)/losses arising from experience adjustments	(5)	(10)
Actuarial gains arising from changes in demographic assumptions	(3)	—
Actuarial losses on plan assets (excluding amounts included in net interest cost)	2	6
Components of defined benefit costs recognised in Other comprehensive income	11	(3)

Integrated Report and Annual Accounts 2021-22    509

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The movement of the present value of the Other post-employment benefit plan obligation is as follows:

Particulars	Year ended 31 March 2022	(₹ in crore) Year ended 31 March 2021
Opening balance	576	631
Acquired in business combination	—	18
Current service cost	39	40
Benefits paid	(64)	(148)
Interest cost	39	44
Actuarial losses/(gains) arising from changes in assumptions	9	(9)
Closing balance	599	576

The movement in the fair value of Other post-employment benefit plan assets is as follows:

Particulars	Year ended 31 March 2022	(₹ in crore) Year ended 31 March 2021
Opening balance	401	442
Acquired in business combination	—	16
Contributions received	69	18
Benefits paid	(54)	(100)
Re-measurement gain/(loss) arising from return on plan assets	(2)	(6)
Interest income	27	31
Closing balance	441	401

The above plan assets have been invested in the qualified insurance policies.

The actual return on plan assets was ₹25 crore for the year ended 31 March 2022 and₹ 25 crore for the year ended 31 March 2021.

The weighted average duration of the defined benefit obligation is 13.25 years and 14 years as at 31 March 2022 and 31 March 2021 respectively.

The Group expects to contribute ₹54 crore to the funded defined benefit plans during the year ending 31 March 2023.

Sensitivity analysis for Defined Benefit Plan

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligation and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

		(₹ in crore)
	Increase/(Decrease) in defined benefit obligation
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Discount rate
Increase by 0.50%	(23)	(21)
Decrease by 0.50%	25	23
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	22	21
Decrease by 0.50%	(21)	(20)

The above sensitivity analysis may not be representative of the actual benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

510    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

In presenting the above sensitivity analysis, the present value of defined benefit obligation has been calculated using the projected unit credit method at the end of reporting period, which is the same as that applied in calculating the defined obligation liability recognised in the consolidated balance sheet.

Risk analysis

Group is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefit plans and management estimation of the impact of these risks are as follows:

Investment risk

Most of the Indian defined benefit plans are funded with the LIC, ICICI and HDFC. The Group does not have any liberty to manage the fund provided to LIC, ICICI and HDFC.

The present value of the defined benefit plan obligation is calculated using a discount rate determined by reference to Government of India bonds for the Group’s Indian operations. If the return on plan asset is below this rate, it will create a plan deficit.

Interest risk

A decrease in the interest rate on plan assets will increase the net plan obligation.

Longevity risk/Life expectancy

The present value of the defined benefit plan obligation is calculated by reference to the best estimate of the mortality of plan participants both during and at the end of the employment. An increase in the life expectancy of the plan participants will increase the plan obligation.

Salary growth risk

The present value of the defined benefit plan obligation is calculated by reference to the future salaries of plan participants. An increase in the salary of the plan participants will increase the plan obligation.

# Code on Social Security, 2020

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified and the final rules/interpretation have not yet been issued. The Group will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

34 Finance cost

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Interest expense on financial liabilities at amortised cost	4,712	5,185
Other finance costs	294	238
Net interest on defined benefit arrangement	21	19
Unwinding of discount on provisions	78	72
Exchange difference regarded as an adjustment to borrowing cost	7	15
Less: Capitalisation of finance cost/borrowing cost	(313)	(316)
Less: Cost allocated/directly booked in joint ventures	(2)	(3)

Total	4,797	5,210

a)	Interest rate of 7.87% (31 March 2021: 6.91%) was used to determine the amount of general borrowing costs eligible for capitalisation in respect of qualifying asset for the year ended 31 March 2021.
b)	Interest expense on income taxes is ₹0 crore (31 March 2021: ₹0 crore).
c)	Interest expense on lease liabilities for the year ended 31 March 2022 is ₹14 crore (31 March 2021: ₹28 crore).

Integrated Report and Annual Accounts 2021-22    511

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

35	Other expenses

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Cess on crude oil	3,036	1,743
Royalty	4,385	3,090
Consumption of stores and spare parts	3,304	2,387
Share of expenses in producing oil and gas blocks	2,770	2,118
Repairs to plant and equipment	2,896	2,357
Repairs to building	215	161
Repairs others	215	161
Carriage	2,927	1,600
Mine expenses	2,661	2,064
Net loss on foreign currency transactions and translations	156	65
Other selling expenses	17	18
Insurance	269	219
Rent*	38	47
Rates and taxes	78	58
Exploration costs written off	—	7
Bad trade receivables and advances written off	11	12
Provision for doubtful advances/ expected credit loss	233	296
Miscellaneous expenses	5,797	4,358
Less: Cost allocated/directly booked in joint ventures	(331)	(275)

Total	28,677	20,486

*	Rent represents expense on short-term/low value leases.

36	Exceptional items

						(₹ in crore)
	Year ended 31 March 2022			Year ended 31 March 2021
Particulars	Exceptional items	Tax effect of Exceptional items	Exceptional items after tax	Exceptional items	Tax effect of Exceptional items	Exceptional items after tax
Property, plant and equipment, exploration intangible assets under development, capital work-in-progress and other assets (impaired)/ reversal or (written off)/ written back in:
- Oil & Gas
1) Exploration cost written off [a]	(2,618)	1,020	(1,598)	—	—	—
2) Reversal of previously recorded impairment [b]	2,697	(1,059)	1,638	—	—	—
- Aluminium c, [d]	(125)	44	(81)	(181)	63	(118)
- Others e, [f]	(52)	17	(35)	(63)	22	(41)
- Unallocated [g]	(24)	8	(16)	—	—	—
Provision for legal disputes (including change in law), force majeure and similar incidences in:
- Aluminium h, [i]	(288)	80	(208)	95	(24)	71
- Copper [j]	(217)	19	(198)	(213)	18	(195)
- Zinc, Lead and Silver - India k	(134)	47	(87)	—	—	—
- Other segment [l]	(7)	2	(5)	(213)	75	(138)
Other exceptional items - Unallocated [m]	—	—	—	(103)	—	(103)

Total	(768)	178	(590)	(678)	154	(524)

512    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

a)

During the year, the Group has continued with exploration and appraisal work program in its PSC block RJON- 90/1 block and RSC blocks awarded under OALP (Open Acreage Licensing Policy). Based on the outcome of such exploration and appraisal activities, an amount of ₹2,618 crore towards unsuccessful exploration cost has been charged off to the consolidated statement of profit and loss during the year, as these have proven to be either technically or commercially unviable.

b)	During the year ended 31 March 2022, the Group has recognised an impairment reversal of ₹2,697 crore on its assets in the oil and gas segment comprising:

1.

Impairment reversal of ₹2,581 crore relating to Rajasthan oil and gas block (“CGU”) mainly due to increase in crude price forecast. Of this, ₹1,638 crore impairment reversal has been recorded against oil and gas producing facilities and ₹943 crore impairment reversal has been recorded against exploration intangible assets under development.

The recoverable amount of the Company’s share in Rajasthan Oil and Gas cash generating unit “RJ CGU” was determined to be ₹10,285 crore (US $ 1,361 million) as at 31 March 2022.

The recoverable amount of the RJ CGU was determined based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on the Company’s view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US $ 86 per barrel for the next one year and tapers down to long-term nominal price of US $ 68 per barrel three years thereafter derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2% per annum. The cash flows are discounted using the post-tax nominal discount rate of 9.88% derived from the post-tax weighted average cost of capital after factoring in the risks ascribed to PSC extension including successful implementation of key growth projects. Based on the sensitivities carried out by the Company, change in crude price assumptions by US $ 1/bbl and changes to discount rate by 1% would lead to a change in recoverable value by ₹204 crore (US $ 27 million) and ₹311 crore (US $ 41 million) respectively.

2.	Impairment reversal of ₹116 crore relating to KG-ONN-2003/1 CGU mainly due to increase in crude price forecast and increase in recoverable reserves.

The recoverable amount of the Company’s share in this CGU was determined to be ₹208 crore (US $ 27 million) based on fair value less cost of disposal approach as described in above paragraph. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US $ 86 per barrel for the next one year and tapers down to long-term nominal price of US $ 68 per barrel three years thereafter derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2% per annum. The cash flows are discounted using the post-tax nominal discount rate of 10.63%. The sensitivities around change in crude price and discount rate are not material to the financial statements.

c)

In relation to a mine in Aluminium business of the Company, the Company had deposited ₹125 crore with the Government of India. Thereafter, the MoEF&CC and the Hon. Supreme Court declared the mining project inoperable on environmental grounds. Later, in 2017, the mining license lapsed. Thereafter, the Company has sent several communications to the authorities requesting a refund of the amount paid. Although several positive deliberations happened, the Company is yet to receive the amount. Accordingly, the deposit has been fully provided for during the current year.

d)

During the year ended 31 March 2021, the Company has recognised a loss of ₹181 crore relating to certain items of capital work-in-progress at the aluminium operations, which are no longer expected to be used.

e)

During the year ended 31 March 2021, ESL Steel Limited conducted a detailed physical verification and evaluation of project equipment and material being carried forward as capital work-in-progress at a carrying value of ₹835 crore. An interim provision of ₹63 crore was recognised for the year ended 31 March 2021, relating to certain items of capital work-in-progress, which are no longer expected to be used. The physical verification exercise is now complete and as a result, additional provision of ₹46 crore has been recognised during the year ended 31 March 2022.

Integrated Report and Annual Accounts 2021-22    513

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

f)

During the year ended 31 March 2022, ₹6 crore was written off being the cost of land located outside the plant for which details of original owners/sellers etc., was not available and the physical possession or the registered ownership of the same as such cannot be obtained.

g)

During the year ended 31 March 2022, the Company has recognised a loss of ₹24 crore relating to certain items of capital work-in-progress at one of its closed unit in Gujarat, which are no longer expected to be used.

h)

In December 2021, MoEF&CC has notified guidelines for thermal power plants for disposal of fly ash and bottom ash produced during power generation process. Effective 01 April 2022, the notification has introduced a three-year cycle to achieve average ash utilisation of 100 per cent. The first three-year cycle is extendable by another one year or two years where ash utilisation percentage is in the range of 60-80 per cent or less than 60 per cent, respectively. Further, unutilised accumulated ash, i.e. legacy fly ash stored with such power plants prior to the date of this notification is required to be utilised fully over a ten year period with minimum twenty percent, thirty percent and fifty percent utilisation of annual ash generation in year 1, year 2 and years 3-10 respectively. Such provisions are not applicable where ash pond or dyke has stabilised and the reclamation has taken place with greenbelt or plantation. The Group has performed detailed evaluations for its obligations under this notification and has recorded ₹288 crore as an exceptional item for the year ended 31 March 2022, towards estimated costs of legacy fly ash utilisation including reclamation costs.

i)

During the year ended 31 March 2021, the Company recomputed its Renewable Power Obligation (RPO) pursuant to Chhattisgarh State Electricity Regulatory Commission (CSERC) notification dated 13 July 2020 (published on 22 July 2020) which clarified that for Captive Power Plants commissioned before 01 April 2016, RPO should be pegged at the RPO obligation percentage rates (both for solar and non-solar) applicable for FY 2015-16. Consequent to the aforesaid notification, the Company’s obligation towards RPO relating to the period upto 31 March 2020 was reversed to the extent of ₹95 crore.

j)

A provisional liquidator (‘PL’) was appointed to manage the affairs of Konkola Copper Mines plc (KCM) on 21 May 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity majority owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian courts and have also commenced arbitration against ZCCM-IH, consistent with their position that arbitration is the agreed dispute resolution process, together with an application to the South African courts to stay the winding up proceedings consistent with the agreement to arbitrate.

Meanwhile, KCM has not been supplying goods to the Company and/ or its subsidiaries, which it was supposed to as per the terms of the advance. The Company has recognised provisions for expected credit losses of ₹217 crore during the year (31 March 2021: ₹213 crore). As of 31 March 2022, the Group carries provisions of ₹644 crore (31 March 2021: ₹423 crore). Consequently, receivables from KCM as at 31 March 2022 are Nil (31 March 2021: ₹221 crore).

k)

During the year ended 31 March 2022, HZL has recognised an expense of ₹134 crore relating to amount charged in respect of settlement of entry tax dispute under Amnesty Scheme launched by the Government of Rajasthan.

l)	Refer note 3(c)(A)(v).

m)	Refer note 42(M)

37	Tax

(a)	Tax charge/(credit) recognised in profit or loss (including on exceptional items)

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Current tax:
Current tax on profit for the year	6,892	2,067
Credit in respect of current tax for earlier years	(3)	(1)
Charge in respect of exceptional items (Refer note 36)	(580)	—

Total Current Tax (a)	6,309	2,066

514    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Deferred tax:
Reversal of temporary differences	2,627	(598)
Credit in respect of deferred tax for earlier years	(83)	(3)
Credit in respect of exceptional items (Refer note 36)	402	(154)

Deferred Tax (b)	2,946	(755)

Deferred Tax on distributable reserve of/ dividend from subsidiary (c )	—	869

Total Deferred Tax [(d)=(b+c)]	2,946	114

Total income tax expense/(benefit) for the year (a+d)	9,255	2,180

Profit before tax	32,964	17,213

Effective income tax rate (%)	28%	13%

Tax expense/(benefit)

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Tax effect on exceptional items	(178)	(154)
Tax expense – others	9,433	2,334

Net tax expense/(benefit)	9,255	2,180

b)	A reconciliation of income tax expense/ (credit) applicable to profit/ (loss) before tax at the Indian statutory income tax rate to recognise income tax expense for the year indicated are as follows

		(₹ in crore)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Profit before tax	32,964	17,213
Indian statutory income tax rate	34.944%	34.944%
Tax at statutory income tax rate	11,519	6,015
Non-taxable income	(137)	(123)
Tax holidays and similar exemptions	(1,953)	(771)
Effect of tax rate differences of subsidiaries operating at other tax rates	128	(326)
Deferred tax on distributable reserve of/dividend from subsidiary#	—	869
Unrecognised tax assets (net)*	10	(3,193)
Change in deferred tax balances due to change in tax law	(114)	(335)
Capital gains/Other income subject to lower tax rate	(344)	(176)
Credit in respect of earlier years	(86)	(4)
Other permanent differences	232	224

Total	9,255	2,180

*

In June 2018, the Company acquired a majority stake in ESL Steel Limited (“ESL”), which has since been focusing on operational turnaround. Based on management’s estimate of future outlook, financial projections and requirements of Ind AS 12 – Income taxes, ESL recognised deferred tax assets of ₹3,184 crore during the year ended 31 March 2021. During the FY 2021-22, ESL has derecognised deferred tax assets on losses expired in the current year amounting to ₹122 crore.

(#)

During the previous year, consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries, the unabsorbed depreciation as per tax laws have been utilised by Vedanta Limited leading to a deferred tax charge of ₹869 crore for the period ended 31 March 2021.

Certain businesses of the Group within India are eligible for specified tax incentives which are included in the table above as tax holidays and similar exemptions. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:

Integrated Report and Annual Accounts 2021-22    515

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The location based exemption

In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from tax holiday under Section 80IC of the Income tax Act, 1961. Such tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, and 30% of profits for the subsequent five years. This deduction is available only for units established up to 31 March 2012. However, such undertaking would continue to be subject to the Minimum Alternative tax (‘MAT’).

In the FY 2021, an undertaking at Pantnagar, which is part of Hindustan Zinc Limited (Zinc India), was the only unit eligible for deduction at 30% of taxable profit.

The location based exemption: SEZ Operations

In order to boost industrial development and exports, provided certain conditions are met, profits of undertaking located in Special Economic Zone (‘SEZ’) may benefit from tax holiday. Such tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, 50% of profits for five years thereafter and 50% of the profits for further five years provided the amount allowable in respect of deduction is credited to Special Economic Zone Re-Investment Reserve account. However, such undertaking would continue to be subject to the Minimum Alternative tax (‘MAT’).

The Group has setup SEZ Operations in its aluminium division of Vedanta Limited (where such benefit has been drawn).

Sectoral Benefit – Power Plants and Port Operations

To encourage the establishment of infrastructure certain power plants and ports have been offered income tax exemptions of upto 100% of profits and gains for any ten consecutive years within the 15 year period following commencement of operations subject to certain conditions under Section 80IA of the Income tax Act, 1961. The Group currently has total operational capacity of 8.25 Giga Watts (GW) of thermal based power generation facilities and wind power capacity of 274 Mega Watts (MW) and port facilities. However, such undertakings would continue to be subject to MAT provisions.

The Group has power plants which benefit from such deductions, at various locations of Hindustan Zinc Limited, Vedanta Limited (where such benefits has been drawn), Talwandi Sabo Power Limited and Bharat Aluminium Company Limited (where no benefit has been drawn).

Further, tax incentives exist for certain other infrastructure facilities to exempt 100% of profits and gains for any ten consecutive years within the 20 year period following commencement of these facilities’ operation, provided certain conditions are met. HZL currently has certain eligible facilities. However, such facilities would continue to be subject to the MAT provisions.

The Group operates a zinc refinery in Export Processing Zone, Namibia which has been granted tax exempt status by the Namibian government.

In addition, the subsidiaries incorporated in Mauritius are eligible for tax credit to the extent of 80% of the applicable tax rate on foreign source income.

The total effect of such tax holidays and exemptions was ₹1,953 crore for the year ended 31 March 2022 (31 March 2021: ₹771 crore).

(c) Deferred tax assets/liabilities

The Group has accrued significant amounts of deferred tax. The majority of the deferred tax liability represents accelerated tax relief for the depreciation of property, plant and equipment, the depreciation of mining reserves and the fair value uplifts created on acquisitions, net of losses carried forward by the Group and unused tax credits in the form of MAT credits carried forward in the Group. Significant components of Deferred tax (assets) and liabilities recognised in the consolidated balance sheet are as follows :

516    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Significant components of deferred tax (assets) and liabilities recognised in the Consolidated Balance Sheet are as follows:

For the year ended 31 March 2022

Significant components of Deferred tax (assets) and liabilities	Opening balance as at 01 April 2021	Charged/ (credited) to statement of profit or loss	Charged/ (credited) to other comprehensive income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Closing balance as at 31 March 2022
Property, Plant and Equipment	9,683	1,735	—	—	88	11,506
Voluntary retirement scheme	(54)	15	—	—	—	(39)
Employee benefits	(174)	(201)	(1)	10	(11)	(377)
Fair valuation of derivative asset/liability	(37)	(21)	(39)	—	—	(97)
Fair valuation of other asset/liability	701	(31)	—	—	(42)	628
MAT credit entitlement	(8,232)	1,505	(7)	(16)	4	(6,746)
Unabsorbed depreciation and business losses	(4,698)	208	—	—	—	(4,490)
Other temporary differences	(834)	(264)	74	—	(11)	(1,035)

Total	(3,645)	2,946	27	(6)	28	(650)

For the year ended 31 March 2021

							(₹ in crore)
Significant components of Deferred tax (assets) and liabilities	Opening balance as at 01 April 2020	Charged/ (credited) to statement of profit or loss	Charged/ (credited) to other comprehensive income	Charged/ (credited) to equity	Deferred tax on Acquisition through business combination (Refer Note 4)	Exchange transferred to translation of foreign operation	Closing balance as at 31 March 2021
Property, Plant and Equipment	9,182	279	—	—	50	172	9,683
Voluntary retirement scheme	(29)	(25)	—	—	—	—	(54)
Employee benefits	(186)	(22)	11	32	—	(9)	(174)
Fair valuation of derivative asset/liability	(20)	9	(26)	—	—	—	(37)
Fair valuation of other asset/liability	970	(242)	1	—	—	(28)	701
MAT credit entitlement	(9,122)	862	25	—	—	3	(8,232)
Unabsorbed depreciation and tax losses	(5,482)	784	—	—	—	—	(4,698)
Taxes on distributable reserve of subsidiary	1,582	(1,582)	—	—	—	—	—
Other temporary differences	(899)	51	35	—	10	(31)	(834)

Total	(4,004)	114	46	32	60	107	(3,645)

Integrated Report and Annual Accounts 2021-22    517

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Deferred tax assets and liabilities have been offset where they arise in the same taxing jurisdiction with a legal right to offset current income tax assets against current income tax liabilities but not otherwise. Accordingly, the net deferred tax (assets)/liability has been disclosed in the Consolidated Balance Sheet as follows:

		(₹ in crore)
	Year ended 31 March 2022	Year ended 31 March 2021
Deferred tax assets	(5,085)	(5,860)
Deferred tax liabilities	4,435	2,215

Net Deferred tax (assets)/Liabilities	(650)	(3,645)

Recognition of deferred tax assets on MAT credit entitlement is based on the respective legal entity’s present estimates and business plans as per which the same is expected to be utilised within the stipulated fifteen year period from the date of origination (Refer note 3(c)(A)(ii)).

Deferred tax assets in the Group have been recognised to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which are expected to reverse. For certain components of the Group, deferred tax assets on carry forward unused tax losses have been recognised to the extent of deferred tax liabilities on taxable temporary differences available. It is expected that any reversals of the deferred tax liability would be offset against the reversal of the deferred tax asset at respective entities.

Unused tax losses/unused tax credit for which no deferred tax asset has been recognised amount to ₹9,818 crore and ₹10,153 crore as at 31 March 2022 and 31 March 2021 respectively.

As at 31 March 2022

					(₹ in crore)
Unused tax losses/unused tax credit	Within one year	Greater than one year, less than five years	Greater than five years	No expiry date	Total
Unutilised business losses	31	3,217	3,116	2,005	8,369
Unabsorbed depreciation	—	—	—	1,439	1,439
Unutilised R&D credit	—	—	—	10	10

Total	31	3,217	3,116	3,454	9,818

As at 31 March 2021
					(₹ in crore)
Unused tax losses/unused tax credit	Within one year	Greater than one year, less than five years	Greater than five years	No expiry date	Total
Unutilised business losses	197	2,222	3,075	1,887	7,381
Unabsorbed depreciation	10	101	298	2,353	2,762
Unutilised R&D credit	—	—	—	10	10

Total	207	2,323	3,373	4,250	10,153

No deferred tax assets has been recognised on these unused tax losses/ unused tax credit as there is no evidence that sufficient taxable profit will be available in future against which these can be utilised by the respective entities.

The Group has not recognised any deferred tax liabilities for taxes that would be payable on the Group’s share in unremitted earnings of certain of its subsidiaries because the Group controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings are ₹36,947 crore and ₹32,240 crore as at 31 March 2022 and 31 March 2021 respectively.

(d) Non-current tax assets

Non-current tax assets of ₹2,762 crore (31 March 2021: ₹2,748 crore) mainly represents income tax receivable from Indian tax authorities by Vedanta Limited relating to the refund arising consequent to the Scheme of Amalgamation & Arrangement made effective in August 2013 pursuant to approval by the jurisdiction High Court and receivables relating to matters in tax disputes in Group companies including tax holiday claim.

518    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

(e) The tax department had issued demands on account of remeasurement of certain tax incentives, under Section 80IA and 80 IC of the Income-tax Act, 1961. During the year ended 31 March 2020, based on the favourable orders from Income Tax Appellate Tribunal relating to AY 09-10 to AY 12-13, the Commissioner of Income Tax (Appeals) has allowed these claims for AY 14-15 to AY 15-16, which were earlier disallowed and has granted refund of amounts deposited under protest. Against the Tribunal order, the department had filed an appeal in Hon’ble Rajasthan High Court in financial year 17-18 which is yet to be admitted. As per the view of external legal counsel, Department’s appeal seeks re-examination of facts rather than raising any substantial question of law and hence it is unlikely that appeal will be admitted by the High Court. Accordingly, there is a high probability that the case will go in favour of the Company. The amount involved in this dispute as of 31 March 2022 is ₹11,369 crore (31 March 2021: ₹11,271 crore) plus applicable interest upto the date of settlement of the dispute.

38 Earnings Per Equity Share (EPS)

		(₹ in crore, except otherwise stated)
Particulars		Year ended 31 March 2022	Year ended 31 March 2021
Profit after tax attributable to equity share holders for Basic and Diluted EPS	A	18,802	11,602
Computation of weighted average number of shares (in crore)
Weighted average number of ordinary shares outstanding during the year excluding shares acquired for ESOP for basic earnings per share	B	370.65	370.42
Effect of dilution:
Potential ordinary shares relating to share option awards		2.56	2.33
Adjusted weighted average number of shares of the Company in issue	C	373.21	372.75
Basic earnings per equity share (₹)	A/B	50.73	31.32
Diluted earnings per equity share (₹)	A/C	50.38	31.13
Nominal Value per Share (in ₹)		1.00	1.00

39	Distributions made and proposed

	(₹ in crore, except otherwise stated)
Particulars	Year ended 31 March 2022	Year ended 31 March 2021
Amounts recognised as distributions to equity share holders:
Interim dividend (31 March 2022 : ₹13.50/-, ₹18.50/- and ₹13/- per share, 31 March 2021 : ₹9.50/- per share)	16,681	3,519

	16,681	3,519

Subsequent to the balance sheet date, the Board of Directors of the Company in their meeting held on 28 April 2022 have approved first interim dividend of ₹31.50 per equity share, i.e. 3,150% on face value of ₹1/- per share for FY 2022-23 amounting to ₹11,710 crore.

40	Commitments, contingencies and guarantees

A.	Commitments

The Group has a number of continuing operational and financial commitments in the normal course of business including:

•	Exploratory mining commitments;

•	Oil and gas commitments;

•	Mining commitments arising under production sharing agreements; and

•	Completion of the construction of certain assets.

Integrated Report and Annual Accounts 2021-22    519

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

a)	Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Oil & Gas sector
Cairn India	2,169	1,555
Aluminium sector
Lanjigarh Refinery (Phase II)	2,861	1,188
Jharsuguda 1.25 MTPA smelter	1,577	463
BALCO smelter expansion 0.57 MTPA to 1 MTPA	4,643	—
Zinc sector
Zinc India (mines expansion and smelter)	507	362
Gamsberg mining and milling project	206	94
Copper sector
Tuticorin Smelter 400 KTPA*	3,051	2,995
Others	3,843	1,872

Total	18,857	8,529

*	currently contracts are under suspension under the force majeure clause as per the contract

b)	Committed work programme (Other than capital commitment):

		(₹ in crore)
Particulars	As at 31 March 2022	As at 31 March 2021
Oil & Gas sector
Cairn India (OALP – New Oil and Gas blocks)	5,615	5,625

c)	Other Commitments

(i)

The Power Division of the Group has signed a long-term power purchase agreement (PPA) with GRIDCO Limited for supply of 25% of power generated from the power station with additional right to purchase power (5%/7%) at variable cost as per the conditions referred to in PPA. The PPA has a tenure of twenty five years, expiring in FY 2037. The Group received favourable order from OERC dated 05 October 2021 for conversion of Independent Power Plant (“IPP”) to Captive Power Plant (“CPP”) w.e.f. from 01 January 2022 subject to certain terms and conditions. However, OERC vide order dated 19 February 2022 directed the Company to supply power to GRIDCO from 19 February 2022 onwards. Thereafter, Vedanta Ltd has resumed supplying power to GRIDCO as per their requisition of power.

(ii)

TSPL has signed a long-term PPA with the Punjab State Power Corporation Limited (PSPCL) for supply of power generated from the power plant. The PPA has tenure of twenty five years, expiring in FY 2042.

B.	Guarantees

The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was ₹6,564 crore (31 March 2021: ₹6,281 crore).

a)

Guarantees and bonds advanced to the customs authorities in India of ₹492 crore relating to the export and payment of import duties on purchases of raw material and capital goods (31 March 2021: ₹648 crore).

b)	Guarantees issued for Group’s share of minimum work programme commitments of ₹2,881 crore (31 March 2021: ₹2,889 crore).

c)	Guarantees of ₹98 crore issued under bid bond (31 March 2021: ₹79 crore).

d)

Bank guarantees of ₹115 crore (31 March 2021: ₹115 crore) has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes. Other guarantees worth ₹2,978 crore (31 March 2021: ₹2,550 crore) issued for securing supplies of materials and services, in lieu of advances received from customers, litigation, for provisional valuation of custom duty and also to various agencies, suppliers and government authorities for various purposes. The Group does not anticipate any liability on these guarantees.

520    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

C.	Export Obligations

The Indian entities of the Group have export obligations of ₹950 crore (31 March 2021: ₹2,165 crore) on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance Licence Scheme for the import of raw material laid down by the Government of India.

In the event of the Group’s inability to meet its obligations, the Group’s liability would be ₹207 crore (31 March 2021: ₹353 crore) reduced in proportion to actual exports, plus applicable interest.

The Group has given bonds of ₹1,915 crore (31 March 2021: ₹1,775 crore) to custom authorities against these export obligations.

D.	Contingent Liabilities

a)	Hindustan Zinc Limited (HZL): Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices to HZL in August, September and October 2006 aggregating ₹334 crore (31 March 2021: ₹334 crore) claiming unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. In response, HZL filed a writ petition against these show cause notices before the High Court of Rajasthan in Jodhpur. In October 2006, the High Court issued an order granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders cancelling the lease. The State Government filed for an early hearing application in the High Court. The High Court has passed an order rejecting the application stating that Central Government should file their replies. HZL believes it is unlikely that the claim will lead to a future obligation and thus no provision has been made in these financial statements.

b)	Ravva Joint Operations arbitration proceedings

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award).

The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Group’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e. Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on 28 February 2019 and the Federal Court dismissed GOI’s leave to appeal. The Group has also filed for the enforcement of the Partial Award and Final Award before the Hon’ble Delhi High Court. The matter is currently being heard.

While the Group does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, Group would be liable for approximately ₹484 crore (US $ 64 million) plus interest. (31 March 2021: ₹469 crore (US $ 64 million) plus interest).

c)	Proceedings related to the imposition of entry tax

Vedanta Limited and other Group companies, i.e. BALCO and HZL challenged the constitutional validity of the local statutes and related notifications in the states of Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the respective states from outside.

Integrated Report and Annual Accounts 2021-22    521

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. Post a detailed hearing, although the bench rejected the compensatory nature of tax as a ground of challenge, it maintained status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

Following the order of the nine judge bench, the regular bench of the Supreme Court heard the matters and remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by the regular bench of the Supreme Court. Following the order of the Supreme Court, the Group filed writ petitions in respective High Courts.

On 09 October 2017, the Supreme Court has held that states have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgement, imported goods will rank pari passu with domestic goods for the purpose of levy of Entry tax. Vedanta Limited and its subsidiaries have amended their appeals (writ petitions) in Odisha and Chhattisgarh to include imported goods as well.

The issue pertaining to the levy of entry tax on the movement of goods into a Special Economic Zone (SEZ) remains pending before the Odisha High Court. The Group has challenged the levy of entry tax on any movement of goods into SEZ based on the definition of ‘local area’ under the Odisha Entry Tax Act which is very clear and does not include a SEZ. In addition, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated 22 August 2016, exempted the entry tax levy on SEZ operations.

During the current year, HZL has, under an Amnesty Scheme, settled the entry tax matter by making a payment of ₹134 crore against total claims of ₹200 crore.

The total claims including interest and penalty against Vedanta Limited and its subsidiaries (net of provisions made) are ₹825 crore (31 March 2021: ₹911 crore). Consequential interest after the date of order amounts to ₹534 crore (31 March 2021: ₹501 crore).

d)	BALCO: Challenge against imposition of Energy Development Cess

BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy @ 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the Cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the Cess is discriminatory since captive power plants are required to pay @ 10 paise while the State Electricity Board is required to pay @ 5 paise. The High Court of Chhattisgarh by order dated 15 December 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. BALCO has sought refund of ED Cess paid till March 2006 amounting to ₹35 crore.

The State of Chhattisgarh moved an SLP in the Supreme Court and whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery for the same. Final argument in this matter has started before the Supreme Court. Considering the High Court judgement in Group’s favour we do not believe the state will succeed in their claims. However, should the Supreme Court reverse the judgement, the Group will be liable to pay an additional amount of ₹1,017 crore (31 March 2021: ₹930 crore). As at 31 March 2022, an amount of ₹1,052 crore relating to principal has been considered as a contingent liability (31 March 2021: ₹965 crore).

e)	BALCO: Electricity Duty

The Group operates a 1,200 MW power plant (“the Plant”) which commenced production in July 2015. Based on the Memorandum of Understanding signed between the Group and the Chhattisgarh State Government, the management believes that the Plant is covered under the Chhattisgarh Industrial policy 2004-09 which provides exemption of electricity duty for 15 years. In June 2021, the Chief Electrical Inspectorate, Raipur (“CIE”) issued a demand notice for electricity duty and interest thereon of ₹888 crore and ₹588 crore respectively for the period March 2015 to March 2021.

The Group carries an accrual for electricity duty of ₹817 crore (31 March 2021: ₹878 crore), net of ₹226 crore (31 March 2021: ₹Nil) paid under protest. BALCO has requested the CIE to allow payment of the principal amount over a period of 5 years along with a waiver of interest demand. BALCO has received a reply from CIE that the matter will be discussed with appropriate authorities. As at 31 March 2022, no confirmation has been received on this matter and therefore an amount of ₹731 crore relating to interest is considered as a contingent liability.

522    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

f)	Miscellaneous disputes- Income tax

The Group is involved in various tax disputes amounting to ₹1,359 crore (31 March 2021: ₹1,966 crore) relating to income tax. It also includes similar matters where initial assessment is pending for subsequent periods and where the Group has made claims and assessments are in progress. These mainly relate to the disallowances of tax holidays and depreciation under the Income-tax Act, 1961 and interest thereon which are pending at various appellate levels. Penalties, if any, may be additional.

Based on detailed evaluations and supported by external legal advice, where necessary, the Group believes that it has strong merits and no material adverse impact is expected.

g)	Miscellaneous disputes- Others

The Group is subject to various claims and exposures which arise in the ordinary course of its operations, from indirect tax authorities and others, pertaining to the assessable values of sales and purchases or incomplete documentation supporting the Company’s returns or other claims.

The approximate value of claims (excluding the items as set out separately above) against the Group companies total ₹4,655 crore (31 March 2021: ₹4,782 crore).

Based on evaluations of the matters and legal advice obtained, the Group believes that it has strong merits in its favour. Accordingly, no provision is considered at this stage.

Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flows or the financial position of the Group.

41	Other Matters

a) The Group purchases bauxite under long-term linkage arrangement with Orissa Mining Corporation Ltd (hereafter referred as “OMC”) at provisional price of ₹1,000/MT from October 2020 onwards based on interim order dated 08 October 2020 of the Hon’ble High Court of Odisha, which is subject to final outcome of the writ petition filed by the Group.

The last successful e-auction based price discovery was done by OMC in April 2019 at ₹673/MT and supplied bauxite at this rate from September 2019 to September 2020 against an undertaking furnished by the Group to compensate any differential price discovered through future successful national e-auctions. Though OMC conducted the next e-auction on 31 August 2020 with floor price of ₹1,707/MT determined on the basis of Rule 45 of Minerals Concession Rules, 2016 (hereafter referred as the ‘Rules’), no bidder participated at that floor price and hence the auction was not successful. However, OMC raised demand of ₹281 crore on the Group towards differential pricing and interest for bauxite supplied till September 2020 considering the auction base price of ₹1,707/MT.

The Group had then filed a writ petition before Hon’ble High Court of Odisha in September 2020, which issued an interim Order dated 08 October 2020 directing that the petitioner shall be permitted to lift the quantity of bauxite mutually agreed on payment of ₹1,000/MT and furnishing an undertaking for the differential amount, subject to final outcome of the writ petition.

OMC re-conducted e-auction on 09 March 2021 with floor price of ₹2,011/MT, which again was not successful. On 18 March 2021, Cuttack HC issued an order that the current arrangement of bauxite price @ ₹1000/MT will continue for the FY 2021-22. Further, on 06 April 2022, the honourable Cuttack HC directed that the current arrangement will continue for the FY 2022-23 also.

Supported by legal opinions, management believes that the provisions of Rule 45 of the Rules are not applicable to commercial sale of bauxite ore and hence, it is not probable that the Group will have any financial obligation towards the aforesaid commitments over and above the price of ₹673/MT discovered vide last successful e-auction.

However, as an abundant precaution, the Group has recognised purchase of Bauxite from September 2019 onwards at the aforesaid rate of ₹1,000/MT.

Integrated Report and Annual Accounts 2021-22    523

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

b) The Department of Mines and Geology (DMG) of the State of Rajasthan initiated the royalty assessment process from January 2008 to 2019 and issued a show cause notice vide an office order dated 31 January 2020 amounting to ₹1,925 crore. Further, an additional demand was issued vide an office order dated 14 December 2020 for ₹311 crore. The Group has challenged the show cause notice and computation mechanism of the royalty itself, and the High court has granted a stay on the notice and directed DMG not to take any coercive action. State Government has also been directed to not take any coercive action to recover such miscomputed dues. Based on the opinion of external counsel, the Group believes that it has strong grounds of a successful appeal, and the chances of an outcome which is not if favour of the Group is remote.

c) The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honourable High Court of Madras and the Honourable High Court of Judicature of Bombay at Goa and was given effect to in the year ended 31 March 2014.

Subsequently, the above orders of the honourable High Court of Bombay and Madras have been challenged by Commissioner of Income Tax, Goa and Ministry of Corporate Affairs through a Special Leave Petition before the Honourable Supreme Court and also by a creditor and a shareholder of the Company. The said petitions are currently pending for hearing.

d) Flue-gas desulfurisation (FGD) implementation:

The Ministry of Environment, Forest and Climate Change (MoEF&CC) has revised emission norms for coal based power plants in India. Accordingly, both captive and independent coal-based power plants in India are required to comply with these revised norms for reduction of sulphur oxide (SOx) emissions for which the current plant infrastructure is to be modified or new equipment have to be installed. Timelines for compliance to the revised norm for various plants in the Group range from December 2023 to December 2024. Different power plants are at different stages of the implementation process.

TSPL filed a petition before Punjab State Electricity Regulatory Commission (PSERC) for approval of MoEF&CC notification as change in law in terms of Article 13 of PPA on 30 June 2017. PSERC vide its order dated 21 December 2018 has held that MoEF&CC notification is not a change in law as it does not impose any new requirements. TSPL had filed an appeal before Hon’ble Appellate Tribunal for Electricity (APTEL) challenging the said order of PSERC. APTEL has pronounced the order 28 August 2020 in favour of TSPL allowing the cost pass through.

PSPCL has filed an appeal against this order in Supreme Court. The matter was listed on 03 February 2022 wherein the Court issued notice and directed the respondents to file their respective counter affidavits in the matters. The matter is yet to be listed.

e) i) Pursuant to the Government of India’s policy of disinvestment, the Group in April 2002 acquired 26% equity interest in Hindustan Zinc Limited (HZL) from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Group had two call options to purchase all the Government of India’s shares in HZL at fair market value. The Group exercised the first call option on 29 August 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Group also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides the Group the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Group exercised the second call option on 21 July 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option. Consequently, the Group invoked arbitration which is in the early stages. The next date of hearing is to be notified. The Government of India without prejudice to the position on the Put/Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route. In January 2016, the Supreme Court had directed status quo pertaining to disinvestment of Government of India’s residual shareholding in a public interest petition filed.

On 13 August 2020, the Supreme Court passed an order partially removing the status quo order in place and has allowed the arbitration proceedings to continue via its order passed on 18 November 2021, the Supreme Court of India allowed the GOI’s proposal to divest its entire stake in HZL in the open market in accordance with the rules and regulations of SEBI and also directed the Central Bureau of Investigation to register a regular case in relation to the process followed for the disinvestment of HZL in the year 2002 by the GOI. In line with the said order, the Group has filed for withdrawal of its arbitration proceedings.

524    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

ii) Pursuant to the Government of India’s policy of divestment, the Group in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Group had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from 02 March 2004. The Group exercised this option on 19 March 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Group, the arbitral tribunal by a majority award rejected the claims of the Group on the ground that the clauses relating to the call option, the right of first refusal, the “tag along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable.

The Group has challenged the validity of the majority award before the Hon’ble High Court at Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing at the Delhi High Court. Meanwhile, the Government of India without prejudice to its position on the Put/Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On 09 January 2012, the Group offered to acquire the Government of India’s interests in HZL and BALCO for ₹15,492 crore and ₹1,782 crore respectively. This offer was separate from the contested exercise of the call options, and the Group proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Group considers the strike price of the options to be at the fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

g) The Group does not have any material transactions with companies struck off as per Companies Act, 2013.

42 Related party Disclosures

List of related parties and relationships

A.	Entities controlling the Company (Holding Companies)

Volcan Investments Limited (Volcan)

Volcan Investments Cyprus Limited

Intermediate Holding Companies

Vedanta Resources Limited (VRL)

Finsider International Company Limited#

Richter Holdings Limited#

Twin Star Holdings Limited#

Vedanta Resources Cyprus Limited#

Vedanta Resources Finance Limited#

Vedanta Resources Holdings Limited#

Welter Trading Limited#

Westglobe Limited#

Vedanta Holdings Mauritius II Limited#

Vedanta Holdings Mauritius Limited#

Vedanta Holdings Jersey Limited#

Vedanta Netherlands Investments BV#

Vedanta UK Investments Limited#

B.	Fellow subsidiaries

(with whom transactions have taken place)

Sterlite Iron and Steel Company Limited

Sterlite Power Transmission limited

Sterlite Technologies Limited

Sterlite Power Grid Ventures Limited

Twin Star Technologies Limited

C.	Post retirement benefit plans

BALCO Employees Provident Fund Trust

HZL Employee Group Gratuity Trust

HZL Superannuation Trust

Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

Sesa Group Employees Gratuity Fund and Sesa Group Executives Gratuity Fund

Sesa Group Employees Provident Fund

Sesa Group Executives Superannuation Scheme Fund

Sesa Mining Corporation Limited Employees

Gratuity Fund

Integrated Report and Annual Accounts 2021-22    525

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Sesa Mining Corporation Limited Employees Provident Fund Trust

Sesa Resources Limited Employees Gratuity Fund

Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund

Sesa Resources Limited Employees Provident Fund Trust

FACOR Superannuation Trust ##

FACOR Employees Gratuity Scheme ##

D.	Associates and Joint Ventures (with whom transactions have taken place)

RoshSkor Township (Pty) Limited

Gaurav Overseas Private Limited

Goa Maritime Private Limited

E.	Others (with whom transactions have taken place) Enterprises over which key management personnel/ their relatives have control or significant influence

Cairn Foundation

Fujairah Gold Ghana

Janhit Electoral Trust

Sesa Community Development Foundation

Vedanta Foundation

Vedanta Medical Research Foundation

Runaya Refining LLP

Minova Runaya Private Limited

Caitlyn India Private Limited

Fujairah Metals LLC

#	These entities are subsidiary companies of VRL and VRL through its subsidiaries holds 69.68% in Vedanta Limited.
##	Acquired during the previous year ended 31 March 2021.

Ultimate Controlling party

Vedanta Limited is a majority-owned and controlled subsidiary of Vedanta Resources Limited (‘VRL’). Volcan Investments Limited (‘Volcan’) and its wholly owned subsidiary together hold 100 % of the share capital and 100 % of the voting rights of VRL. Volcan is 100 % beneficially owned and controlled by the Anil Agarwal Discretionary Trust (‘Trust’). Volcan Investments Limited, Volcan Investments Cyprus Limited and other intermediate holding companies except VRL do not produce Group financial statements.

F. The Group carries out transactions with its related parties, including its parent Vedanta Resources Limited, and the companies over which it has significant influence. A summary of significant related party transactions for the year ended 31 March 2022 are noted below.

Transactions and balances with own subsidiaries are eliminated on consolidation.

				(₹in crore)
Particulars	Entities controlling the Company/ Fellow subsidiaries	Associates/ Joint ventures	Others	Total
Income:
(i) Revenue from operations	1,395	—	59	1,454
(ii) Other income
a) Interest and guarantee commission J	721	—	—	721
b) Outsourcing service fees	4	—	—	4
c) Dividend income	1	—	—	1
d) Miscellaneous income	—	—	1	1
Expenditure and other transactions:
(i) Purchase of goods/services	75	—	165	240
(ii) Management fees and brand fees charged K	1,617	—	—	1,617
(ii) Reimbursement for other expenses (net of recovery)	13	—	0	13
(iii) Corporate social responsibility expenditure/ Donation	—	—	45	45
(iv) Contribution to post retirement employee benefit trust/fund	—	—	114	114

526    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

				(₹ in crore)
Particulars	Entities controlling the Company/Fellow subsidiaries	Associates/ Joint ventures	Others	Total
(v) Remuneration to relatives of key management personnel	—	—	23	23
(vi) Commission/sitting fees
- To independent directors	—	—	4	4
- To key management personnel	—	—	2	2
- To relatives of key management personnel	—	—	0	0
(vii) Dividend paid
- To holding companies	11,346	—	—	11,346
- To key management personnel	—	—	0	0
- To relatives of key management personnel	—	—	1	1
(viii) Interest and guarantee commission expenseI	147	—	—	147
Other Transactions during the year:
(i) Loans given/(repayment thereof)J	(1,623)	—	—	(1,623)
(ii) Financial guarantees relinquished during the year	1	—	4	5
(iii) Investment purchased/(redeemed) during the year	—	0	—	0
(iv) Loan taken/(repayment thereof)	(0)	—	—	(0)
Balances as at period end:
(i) Trade receivables	13	—	5	18
(ii) Loan givenJ	5,457	5	—	5,462
(iii) Other receivables and advances (including brand fee prepaid)I,K	294	10	2	306
(iv) Trade payables	67	—	31	98
(v) Other payables (including brand fee payable)K	168	—	38	206
(vi) Financial guarantee given	—	—	0	0
(vii) Bank guarantee givenH	115	—	—	115
(viii) Sitting fee, remuneration, commission and consultancy fees payable to KMP and their relatives	—	—	8	8

Remuneration of key management personnel

(₹ in crores)
Particulars	For the year ended 31 March 2022
Short-term employee benefits	34
Post employment benefits*	1
Share based payments	1

36

*	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

Integrated Report and Annual Accounts 2021-22    527

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

G. The Group carries out transactions with its related parties, including its parent Vedanta Resources Limited, and the companies over which it has significant influence. A summary of significant related party transactions for the year ended 31 March 2021 are noted below.

Transactions and balances with own subsidiaries are eliminated on consolidation.

Particulars	Entities controlling the Company/ Fellow subsidiaries	Associates/ Joint ventures	Others	(₹ in crores) Total
Income:
(i) Revenue from operations	736	—	4	740
(ii) Other income
a) Interest and guarantee commission J	670	—	—	670
b) Outsourcing service fees	4	—	—	4
c) Dividend income	2	—	—	2
Expenditure and other transactions:
(i) Purchase of goods/ services	76	—	55	131
(ii) Management fees and brand fees charged K	985	—	—	985
(iii) Reimbursement for other expenses (net of recovery)	90	—	(0)	90
(iv) Corporate social responsibility expenditure/ Donation	—	—	63	63
(v) Contribution to post retirement employee benefit trust/fund	—	—	59	59
(vi) Remuneration to relatives of key management personnel	—	—	13	13
(vii) Commission/sitting fees
- To independent directors	—	—	3	3
- To key management personnel	—	—	1	1
- To relatives of key management personnel	—	—	0	0
(viii) Dividend paid
- To holding companies	1,770	—	—	1,770
- To key management personnel	—	—	0	0
- To relatives of key management personnel	—	—	0	0
(ix) Guarantee commission expense I	133	—	—	133
Other Transactions during the year:
(i) Loans given/(Net of repayment of ₹1,117 crore) J	7,165	—	—	7,165
(ii) Financial guarantees (taken)/given during the year	3,147	—	—	3,147
(iii) Financial guarantees relinquished during the year	3,146	—	11	3,157
(iv) Investments (redeemed) during the period	—	—	—	—
Balances as at year end:
(i) Trade receivables	47	—	—	47
(ii) Loan given J	7,066	5	—	7,071
(iii) Other receivables and advances (including brand fee prepaid) I,K	927	1	2	930
(iv) Trade payables	97	—	21	118
(v) Other payables (including brand fee payable) K	208	—	87	295
(vi) Investments	—	—	—	—
(vi) Financial guarantee given	1	—	5	6
(vii) Bank guarantee given H	115	—	—	115
(viii) Sitting fee, remuneration, commission and consultancy fees payable to KMP and their relatives	—	—	6	6

528    Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Remuneration of key management personnel

(₹ in crore)
Particulars	For the year ended 31 March 2021
Short-term employee benefits	28
Post employment benefits *	1
Share based payments	0

29

*	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

H. Bank guarantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.

I.	Cairn PSC and OALP guarantee to Government

Vedanta Resources Limited (“VRL”), as a parent company, has provided financial and performance guarantee to the Government of India for erstwhile Cairn India group’s (“Cairn”) obligations under the Production Sharing Contract (‘PSC’) provided for onshore block RJ-ON-90/1, for making available financial resources equivalent to Cairn’s share for its obligations under the PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn is unable to fulfil its obligations under the PSC.

During the year ended 31 March 2021, the Board of Directors of the Company approved a consideration to be paid for this guarantee at an annual charge of 1.2% of net exploration and development spend, subject to a minimum annual fee of ₹37 crore ($ 5 million), applicable from April 2020 onwards to be paid in ratio of participating interests held equally by the Company and its step-down subsidiary, Cairn Energy Hydrocarbons Ltd (“CEHL”).

Similarly, VRL has also provided financial and performance guarantee to the Government of India for the Company’s obligations under the Revenue Sharing Contract (‘RSC’) in respect of 51 Blocks awarded under the Open Acreage Licensing Policy (“OALP”) by the Government of India. During the year ended 31 March 2021, the Board of Directors of the Company approved a consideration to be paid for this guarantee consisting of one-time charge of ₹183 crore ($ 25 million), i.e. 2.5% of the total estimated cost of initial exploration phase of approx. ₹7,330 crore ($ 1 billion) and an annual charge of 1% of spend, subject to a minimum fee of ₹73 crore ($ 10 million) and maximum fee of ₹147 crore ($ 20 million) per annum.

Accordingly, the Group has recorded a guarantee commission expense of ₹147 crore ($ 20 million) (31 March 2021: ₹133 crore ($ 18 million)) for the year ended 31 March 2022 and ₹126 crore ($ 17 million) (31 March 2021: ₹161 crore ($ 22 million) is outstanding as a pre-payment as at 31 March 2022.

J. During the year ended 31 March 2021, as part of its cash management activities, the overseas subsidiaries of the Company extended certain loans and guarantee facilities to Vedanta Resources Limited (“VRL”) and its subsidiaries (collectively “the VRL group”). Further, certain terms of the facilities were modified which resulted in substantial modification of the instruments. The guarantee was also extinguished.

Thereafter, in March 2021, since the credit default swap rates had stabilised, the Group revised the interest rate to 9.6% using a level 2 valuation approach by applying the prevailing US Dollar treasury rates and the Company specific credit default swaps. The Group also benchmarked the said rate to the coupon rate on bonds issued to non-related third parties by the VRL group during the same period. As per the accounting requirements of Ind AS 109 – ‘Financial Instruments’ with respect to modification of loans, the net excess of loan amount over the present value of the modified contractual cash flows discounted at the original effective interest rate aggregating to ₹536 crore (US $ 73 million) is reflected in the statements of changes in equity and cash flow as a transaction with the shareholder.

During the year ended 31 March 2022, the VRL group repaid ₹1,623 crore (US $ 217 million) of the aforesaid loans, along with interest thereon. Furthermore, during the period, the overseas subsidiaries of the Company, executed agreements with Twin Star Holdings Limited, “”TSH””, to novate ₹2,234 crore (US $ 300 million) due for repayment in June 2022 to another subsidiary of VRL, which is guaranteed by VRL, at a higher interest rate of 10.1% mainly reflecting the impact of novation. This transaction did not have any material impact on the financial results for the current period.

As of 31 March 2022, loans having contractual value of ₹5,661 crore (US $ 749 million) (31 March 2021: ₹7,081 crore (US $ 966 million)) were outstanding from the VRL group.

Integrated Report and Annual Accounts 2021-22      529

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

K. In 2017, the Group had executed a three-year brand license agreement (“the Agreement”) with Vedanta Resources Ltd (‘VRL’) for the use of brand ‘Vedanta’ which envisaged payment of brand fee to VRL at 0.75% of turnover of the Company. Later, certain subsidiaries of the Company executed similar agreements with VRL to pay brand fee ranging between 0.75% - 1.50% of their respective turnover. During the previous year ended 31 March 2021, the Agreement with the Company and some of its subsidiaries was renewed and certain additional services were also agreed to be provided by VRL. Based on updated benchmarking analysis conducted by independent experts, the brand and strategic service fee was re-negotiated at 2% of the turnover, while for the remaining subsidiaries the previous rates remain unchanged. Accordingly, the Group has recorded an expense of ₹1,553 crore (31 March 2021: ₹939 crore) for the year ended 31 March 2022. During the current year, the Agreement was renewed to extend for further period of fifteen years. The Group generally pays such fee in advance, at the beginning of the year based on estimated annual turnover.

L. Cairn India Holdings Limited held bonds issued by Vedanta Resources Limited, the carrying value of which at 01 April 2020 was ₹228 crore (US $ 31 million), with maturities ranging from June 2021 to May 2023 at coupon ranging from 7.13% to 8.25% p.a. During the previous year, investments in these bonds have been disposed off in the open market for a consideration of ₹215 crore (US $ 29 million).

M. During the financial year ended 31 March 2019, as part of its cash management activities, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo American Plc (“AA Plc”), a company listed on the London Stock Exchange, from Volcan for a total consideration of ₹3,812 crore (GBP 428 million/USD 541 million) determined based on an independent third-party valuation. In July 2019, the transaction was unwound and the investments were redeemed for a total consideration of ₹4,485 crore (GBP 519 million/USD 639 million), representing the actual price Volcan realised from selling the shares of AA Plc. CIHL was informed that the said realisation was net of applicable transaction costs of ₹93 crore (GBP 10 million/USD 12 million), which in January 2021, CIHL agreed to bear. Accordingly, this amount has been recorded in the consolidated statement of profit and loss in the previous year as an exceptional item.

N. During the year ended 31 March 2021, the Group had renewed loan provided to Sterlite Iron and Steel Company Limited to finance project in earlier years. The loan balance as at 31 March 2022 was ₹5 crore (31 March 2021: ₹5 crore). The loan is unsecured in nature and carries an interest rate of 7.15% per annum. The loan was due in March 2022 and the agreement was renewed for a further period of 12 months.

In 2016, a subsidiary of the Company had executed an agreement with Twin Star Holding Limited, the intermediate parent of the Group, to provide an unsecured loan of ₹67 crore (US $ 10 million) at an interest rate of 2.1% per annum. The loan balance of the loan as at 31 March 2022 and 31 March 2021 is ₹74 crore and ₹73 crore respectively. During the previous year, the Group has recognised a provision of ₹98 crore (Including accrued interest of ₹20 crore) against said loans.

O. During March 2022, the Company and its subsidiary BALCO have executed Power Delivery Agreement (‘PDA’) with Serentica Renewables India 3 Private Limited (“Serentica 3”) and Serentica Renewables India 1 Private Limited (‘Serentica 1’) respectively, which are fellow subsidiaries created by Volcan Investments Limited for building renewable energy power projects (“the Projects”) of approximately 180 MW and 200 MW respectively, on a group captive basis. Under the terms of the PDA, the Company and BALCO are expected to infuse equity of approximately ₹230 crore and ₹250 crore for twenty six percent stake in Serentica 3 and Serentica 1 respectively for procuring renewable power over twenty five years from date of commissioning of the Projects. No significant project-related activities have been carried out subsequent to signing of the PDA.

530      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

43	Interest in other entities

a)	Subsidiaries

The Group consists of a parent company, Vedanta Limited, incorporated in India and a number of subsidiaries held directly and indirectly by the Group which operate and are incorporated around the world. Following are the details of shareholdings in the subsidiaries.

Sl. No.	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s/Immediate holding company’s percentage holding (in %)
					31 March 2022	31 March 2021
1	Cairn Energy India Pty Limited[1]	Exploration for and development and production of oil & gas	Australia	Cairn India Holdings Limited	—	—
2	Copper Mines of Tasmania Pty Limited (“CMT”)	Copper Mining	Australia	Monte Cello BV	100.00	100.00
3	Thalanga Copper Mines Pty Limited (“TCM”)	Copper Mining	Australia	Monte Cello BV	100.00	100.00
4	Bharat Aluminium Company Limited (“BALCO”)	Aluminium mining and smelting	India	Vedanta Limited	51.00	51.00
5	Desai Cement Company Private Limited [a]	Cement	India	Sesa Mining Corporation Limited	100.00	—
6	ESL Steel Limited	Manufacturing of Steel & DI Pipe	India	Vedanta Limited	95.49	95.49
7	Facor Reality and Infrastructure Limited [b]	Real estate	India	FACOR	100.00	100.00
8	FACOR Power Ltd[3]	Power Generation	India	FACOR	90.00	90.00
9	Ferro Alloy Corporation Limited (FACOR) [3]	Manufacturing of Ferro Alloys and Mining	India	Vedanta Limited	100.00	100.00
10	Goa Sea Port Private Limited [4]	Infrastructure	India	Sterlite Ports Limited	100.00	100.00
11	Hindustan Zinc Alloys Private Limited [c]	Zinc Mining & Smelting	India	Hindustan Zinc Limited	64.92	—
12	Hindustan Zinc Limited (“HZL”)	Zinc Mining & Smelting	India	Vedanta Limited	64.92	64.92
13	MALCO Energy Limited (“MEL”)	Power Generation	India	Vedanta Limited	100.00	100.00
14	Maritime Ventures Private Limited [4]	Infrastructure	India	Sterlite Ports Limited	100.00	100.00
15	Paradip Multi Cargo Berth Private Limited [4]	Infrastructure	India	Vedanta Limited	100.00	100.00
16	Sesa Mining Corporation Limited [4]	Iron ore mining	India	Sesa Resources Limited	100.00	100.00
17	Sesa Resources Limited (“SRL”)	Iron ore mining	India	Vedanta Limited	100.00	100.00
18	Sterlite Ports Limited [4]	Infrastructure	India	Vedanta Limited	100.00	100.00
19	Talwandi Sabo Power Limited (“TSPL”)	Power Generation	India	Vedanta Limited	100.00	100.00
20	Vedanta Zinc Football & Sports Foundation [j]	Sports Foundation	India	Hindustan Zinc Limited	64.92	—
21	Vizag General Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
22	AvanStrate Inc. (‘ASI’)	Manufacturing of LCD Glass Substrate	Japan	Cairn India Holdings Limited	51.63	51.63
23	Cairn India Holdings Limited	Investment company	Jersey	Vedanta Limited	100.00	100.00
24	AvanStrate Korea Inc	Manufacturing of LCD Glass Substrate	Korea	Avanstrate (Japan) Inc.	100.00	100.00

Integrated Report and Annual Accounts 2021-22      531

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Sl. No.	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s/Immediate holding company’s percentage holding (in %)
					31 March 2022	31 March 2021
25	Western Cluster Limited	Iron ore mining	Liberia	Bloom Fountain Limited	100.00	100.00
26	Bloom Fountain Limited	Operating (Iron ore) and	Mauritius	Vedanta Limited	100.00	100.00
27	CIG Mauritius Holdings Private Limited [d]	Investment Company	Mauritius	Cairn Energy Hydrocarbons Ltd.	100.00	100.00
28	CIG Mauritius Private Limited [d]	Investment Holding Company and to provide relevant to oil & gas and development	Mauritius	CIG Mauritius Holding Private Ltd.	100.00	100.00
29	THL Zinc Ltd	Investment Company	Mauritius	THL Zinc Ventures Limited	100.00	100.00
30	THL Zinc Ventures Limited	Investment Company	Mauritius	Vedanta Limited	100.00	100.00
31	Amica Guesthouse (Proprietary) Limited	Accomodation and catering services	Nambia	Skorpion Zinc (Proprietary) Limited	100.00	100.00
32	Namzinc (Proprietary) Limited	Owns and operates a zinc refinery	Nambia	Skorpion Zinc (Proprietary) Limited	100.00	100.00
33	Skorpion Mining Company (Proprietary) Limited (‘NZ’)	Exploration, development,treatment, production and sale of zinc ore	Nambia	Skorpion Zinc (Proprietary) Limited	100.00	100.00
34	Skorpion Zinc (Proprietary) Limited (‘SZPL’)	Operating (zinc) and investing company	Nambia	THL Zinc Namibia Holdings (Proprietary) Ltd	100.00	100.00
35	THL Zinc Namibia Holdings (Proprietary) Limited (“VNHL”)	Mining and Exploration and Investment company	Nambia	THLZ Zinc Ltd	100.00	100.00
36	Killoran Lisheen Finance Limited [e]	Investment company	Republic of Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
37	Killoran Lisheen Mining Limited	Development of a zinc/ lead mine	Republic of Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
38	Lisheen Milling Limited	Manufacturing [h]	Republic of Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
39	Lisheen Mine Partnership	Development and operation of a zinc/lead mine	Republic of Ireland	50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited	100.00	100.00
40	Vedanta Exploration Ireland Limited [e]	Exploration activities	Republic of Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
41	Vedanta Lisheen Mining Limited	Zinc and lead mining	Republic of Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
42	Cairn Energy Discovery Limited [1]	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	—	—
43	Cairn Energy Gujarat Block 1 Limited	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00
44	Cairn Energy Hydrocarbons Limited	Oil and gas exploration, development and production	Scotland [f]	Cairn India Holdings Limited	100.00	100.00
45	Cairn Exploration (No. 2) Limited [1]	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	—	—

532      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Sl. No.	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	The Company’s/Immediate holding company’s percentage holding (in %)
					31 March 2022	31 March 2021
46	Black Mountain Mining (Proprietary) Limited	Exploration, development, production and sale of zinc, lead, copper and associated mineral concentrates	South Africa	THL Zinc Ltd	74.00	74.00
47	Cairn South Africa Pty Limited [g]	Oil and gas exploration, development and production	South Africa	Cairn Energy Hydrocarbons Ltd.	—	100.00
48	Cairn Lanka Private Limited	Oil and gas exploration, development and production	Sri Lanka	CIG Mauritius Private Ltd.	100.00	100.00
49	AvanStrate Taiwan Inc	Manufacturing of LCD Glass Substrate	Taiwan	Avanstrate (Japan) Inc.	100.00	100.00
50	Lakomasko BV	Investment company	The Netherlands	THL Zinc Holding BV	100.00	100.00
51	Monte Cello BV (“MCBV”)	Holding company	The Netherlands	Vedanta Limited	100.00	100.00
52	THL Zinc Holding BV	Investment company	The Netherlands	Vedanta Limited	100.00	100.00
53	Vedanta Lisheen Holdings Limited	Investment company	The Netherlands	THL Zinc Holding BV	100.00	100.00
54	Fujairah Gold FZC	Manufacturing of Copper Rod and Refining of Precious Metals (Gold & Silver)	United Arab Emirates	Malco Energy Limited	100.00	100.00
55	Sterlite (USA) Inc. [i]	Investment company	United States of America	Vedanta Limited	—	100.00

(a)	Acquired on 15 November 2021
(b)	Passed a resolution for striking off on 08 March 2022
(c)	Incorporated on 17 November 2021
(d)	Under Liquidation
(e)	Dissolved on 09 June 2021
(f)	Principal place of business is in India
(g)	Cairn South Africa Pty Limited has been deregistered w.e.f. 06 April 2021.
(h)	Activity of the Company ceased in February 2016
(i)	Liquidated on 20 December 2021
(j)	Incorporated on 21 December 2021
1	Cairn Exploration (No. 2) Limited and Cairn Energy Discovery Limited have been dissolved w.e.f. 22 September 2020. Cairn Energy India (Pty) Ltd. was deregistered on 26 August 2020.
2	The Group also has interest in certain trusts which are neither significant nor material to the Group.
3	The Group has filed an application at NCLT Cuttack on 16 September 2021 for the merger of Ferro Alloy Corporation Limited (“FACOR”) and FACOR Power Limited.
4

The Group has filed an application at Mumbai NCLT on 25 September 2021 and at Chennai NCLT on 29 September 2021 for the merger of Maritime Ventures Private Limited, Sterlite Ports Limited, Paradip Multi Cargo Berth Private Limited, Goa Sea Port Private Limited with Sesa Mining Corporation Limited.

Integrated Report and Annual Accounts 2021-22      533

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

b) Joint operations

The Group participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

		(%) Participating Interest
Oil & Gas blocks/fields Operating Blocks	Area	As at 31 March 2022	As at 31 March 2021
Ravva block-Exploration, Development and Production	Krishna Godavari	22.50	22.50
CB-OS/2 – Exploration	Cambay Offshore	60.00	60.00
CB-OS/2 – Development & production	Cambay Offshore	40.00	40.00
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00	100.00
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00	70.00
KG-OSN-2009/3 – Exploration	Krishna Godavari Offshore	100.00	100.00
Non-Operating Blocks
KG-ONN-2003/1	Krishna Godavari Onshore	49.00	49.00

c) Interest in associates and joint ventures

Set out below are the associates and joint ventures of the Group as at 31 March 2022 which, in the opinion of the management, are not material to the Group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

			% Ownership interest
Sl. No.	Associates and Jointly controlled entities	Country of incorporation	As at 31 March 2022	As at 31 March 2021
1	Gaurav Overseas Private Limited	India	50.00	50.00
2	Raykal Aluminium Company Private Limited	India	24.50	24.50
3	Rampia Coal Mines and Energy Private Limited(a)	India	—	17.39
4	Madanpur South Coal Company Limited	India	17.62	17.62
5	Goa Maritime Private Limited	India	50.00	50.00
6	Rosh Pinah Health Care (Proprietary) Limited	Namibia	69.00	69.00
7	Gergarub Exploration and Mining (Pty) Limited	Namibia	51.00	51.00
8	RoshSkor Township (Pty) Limited	Namibia	50.00	50.00

(a)	Struck off by the Ministry of Corporate affairs on 19 April 2021.

44 Oil & gas reserves and resources

The Group’s gross reserve estimates are updated atleast annually based on the forecast of production profiles, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. The estimates of reserves and resources have been derived in accordance with the Society for Petroleum Engineers “Petroleum Resources Management System (2018)”. The changes to the reserves are generally on account of future development projects, application of technologies such as enhanced oil recovery techniques and true up of the estimates. The management’s internal estimates of hydrocarbon reserves and resources at the year end, are as follows:

		Gross proved and probable hydrocarbons initially in place (mmboe)		Gross proved and probable reserves and resources (mmboe)		Net working interest proved and probable reserves and resources (mmboe)
		As at	As at	As at	As at	As at	As at
Particulars	Country	31 March 2022	31 March 2021	31 March 2022	31 March 2021	31 March 2022	31 March 2021
Rajasthan MBA Fields	India	2,307	2,307	230	266	161	186
Rajasthan MBA EOR	India	—	—	386	388	270	271
Rajasthan Block Other Fields	India	3,603	3,603	390	470	273	329
Ravva Fields	India	704	704	23	27	5	6
CBOS/2 Fields	India	298	298	25	34	10	14
Other fields	India	826	352	98	44	82	26

Total		7,738	7,264	1,152	1,229	801	832

534      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

The Group’s net working interest proved and probable reserves is as follows:

	Proved and probable reserves		Proved and probable reserves (developed)
Particulars	Oil (mmstb)	Gas (bscf)	Oil (mmstb)	Gas (bscf)
Reserves as of 01 April 2020*	304	301	164	143
Additions/revision during the year	(11)	(14)	30	51
Production during the year	(32)	(28)	(32)	(28)

Reserves as of 31 March 2021**	261	259	162	166

Additions/revision during the year	(19)	(34)	5	(9)
Production during the year	(32)	(36)	(32)	(36)

Reserves as of 31 March 2022***	210	189	135	121

*	Includes probable oil reserves of 132.23 mmstb (of which 21.94 mmstb is developed) and probable gas reserves of 114.73 bscf (of which 42.64 bscf is developed)
**	Includes probable oil reserves of 111.14 mmstb (of which 23.08 mmstb is developed) and probable gas reserves of 128.41 bscf (of which 52.06 bscf is developed)
***	Includes probable oil reserves of 78.48 mmstb (of which 18.15 mmstb is developed) and probable gas reserves of 75.98 bscf (of which 26.30 bscf is developed)

mmboe = million barrels of oil equivalent

mmstb = million stock tank barrels

bscf = billion standard cubic feet

1 million metric tonnes = 7.4 mmstb

1 standard cubic meter = 35.315 standard cubic feet

MBA = Mangala, Bhagyam & Aishwarya

EOR = Enhanced Oil Recovery

45	Subsequent events

There are no other material adjusting or non-adjusting subsequent events, except as already disclosed.

As per our report of even date

For S.R. Batliboi & Co. LLP

Chartered Accountants

ICAI Firm Registration No. 301003E/E300005

per Sudhir Soni

Partner

Membership No. 41870

Place: Mumbai

Date: 28 April 2022

For and on behalf of the Board of Directors

Navin Agarwal

Executive Vice-Chairman and Whole-Time Director DIN: 00006303

Ajay Goel

Acting Group Chief Financial Officer

PAN AEAPG8383C

Place: New Delhi

Date: 28 April 2022

Sunil Duggal

Whole-Time Director and Group

Chief Executive Officer

DIN: 07291685

Prerna Halwasiya

Company Secretary and Compliance Officer

ICSI Membership No. A20856

Integrated Report and Annual Accounts 2021-22      535

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

46 Financial information pursuant to Schedule III of the Companies Act, 2013

		Net Assets (Total assets less total liabilities)		Share in profit and loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
Sl. No.	Name of the entity	As at 31 March 2022		Year ended 31 March 2022		Year ended 31 March 2022		Year ended 31 March 2022
		As % of consolidated net assets	Amount (₹ in crore)	As % of consolidated profit	Amount (₹ in crore)	As % of consolidated OCI	Amount (₹ in crore)	As % of consolidated TCI	Amount (₹ in Crore)
	Parent
	Vedanta Limited	118.76%	77,649	91.72%	17,245	40.46%	333	89.57%	17,578
	Indian Subsidiaries
1	Hindustan Zinc Limited	52.43%	34,282	51.22%	9,630	(6.68%)	(55)	48.79%	9,575
2	Bharat Aluminium Company Limited	11.74%	7,673	14.55%	2,736	(2.01%)	(17)	13.86%	2,719
3	MALCO Energy Limited	0.45%	291	0.08%	15	(0.00%)	(0)	0.08%	15
4	Talwandi Sabo Power Limited	4.73%	3,092	(0.65%)	(122)	0.00%	—	(0.62%)	(122)
5	Sesa Resources Limited	0.08%	52	0.13%	24	0.00%	—	0.12%	24
6	Sesa Mining Corporation Limited(1)	(0.17%)	(110)	0.29%	54	(0.12%)	(1)	0.27%	53
7	Sterlite Ports Limited(1)	(0.01%)	(6)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
8	Vizag General Cargo Berth Private Limited	(0.02%)	(11)	(0.12%)	(23)	0.02%	0	(0.12%)	(23)
9	Paradip Multi Cargo Berth Private Limited(1)	(0.00%)	(2)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
10	Maritime Ventures Private Limited(1)	0.06%	36	0.08%	15	0.00%	—	0.08%	15
11	Goa Sea Port Private Limited(1)	(0.00%)	(3)	0.00%	—	0.00%	—	0.00%	—
12	Vedanta Limited ESOS Trust	0.08%	51	0.00%	—	0.00%	—	0.00%	—
13	ESL Steel Limited	9.37%	6,128	(0.51%)	(95)	(0.36%)	(3)	(0.50%)	(98)
14	Ferro Alloy Corporation Limited (FACOR)(2)	0.96%	629	1.35%	253	(0.24%)	(2)	1.28%	251
15	Facor Realty and Infrastructure Limited (a)	0.00%	—	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
16	FACOR Power Ltd (2)	(1.09%)	(715)	(0.27%)	(50)	0.00%	—	(0.26%)	(50)
17	Desai Cement Company Private Limited(b)	0.02%	13	(0.02%)	(3)	0.00%	—	0.00%	—
18	Hindustan Zinc Alloys Private Limited(c)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
19	Vedanta Zinc Football & Sports Foundation(c)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
	Foreign Subsidiaries
1	Copper Mines of Tasmania Pty Limited	(0.93%)	(605)	(0.34%)	(64)	0.00%	—	(0.33%)	(64)
2	Thalanga Copper Mines Pty Limited	0.11%	75	0.50%	94	0.00%	—	0.48%	94
3	Monte Cello BV	0.30%	197	0.02%	3	0.00%	—	0.02%	3
4	Bloom Fountain Limited	(12.64%)	(8,265)	(1.27%)	(239)	0.00%	—	(1.22%)	(239)
5	Western Cluster Limited	(1.45%)	(951)	(0.17%)	(32)	0.00%	—	(0.16%)	(32)
6	Sterlite (USA) Inc. (d)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
7	Fujairah Gold FZC	(0.92%)	(604)	(1.23%)	(232)	(0.36%)	(3)	(1.20%)	(235)

536      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

		Net Assets (Total assets less total liabilities)		Share in profit and loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
Sl. No.	Name of the entity	As at 31 March 2022		Year ended 31 March 2022		Year ended 31 March 2022		Year ended 31 March 2022
		As % of consolidated net assets	Amount (₹ in crore)	As % of consolidated profit	Amount (₹ in crore)	As % of consolidated OCI	Amount (₹ in crore)	As % of consolidated TCI	Amount (₹ in Crore)
8	THL Zinc Ventures Limited	(5.73%)	(3,745)	(0.01%)	(2)	0.00%	—	(0.01%)	(2)
9	THL Zinc Limited	(4.72%)	(3,083)	0.03%	6	0.00%	—	0.03%	6
10	THL Zinc Holding BV	(3.78%)	(2,471)	0.15%	29	0.00%	—	0.15%	29
11	THL Zinc Namibia Holdings (Proprietary) Limited	0.99%	646	0.00%	—	0.00%	—	0.00%	—
12	Skorpion Zinc (Proprietary) Limited	0.02%	10	0.00%	0	0.00%	—	0.00%	0
13	Skorpion Mining Company (Proprietary) Limited	(2.44%)	(1,597)	(0.05%)	(9)	0.00%	—	(0.05%)	(9)
14	Namzinc (Proprietary) Limited	1.10%	719	(0.07%)	(14)	0.00%	—	(0.07%)	(14)
15	Amica Guesthouse (Proprietary) Limited	0.00%	2	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
16	Black Mountain Mining Proprietary Limited	4.51%	2,951	4.12%	775	(1.54%)	(13)	3.88%	762
17	Vedanta Lisheen Holdings Limited	0.25%	165	0.02%	3	0.00%	—	0.02%	3
18	Vedanta Lisheen Mining Limited	0.12%	79	(0.01%)	(1)	0.00%	—	(0.01%)	(1)
19	Killoran Lisheen Mining Limited	0.04%	24	0.01%	2	0.00%	—	0.01%	2
20	Killoran Lisheen Finance Limited(d)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
21	Lisheen Milling Limited	0.12%	76	(0.02%)	(3)	0.00%	—	(0.02%)	(3)
22	Lisheen Mine Partnership	(0.03%)	(21)	(0.01%)	(2)	0.00%	—	(0.01%)	(2)
23	Lakomasko BV	(0.00%)	(1)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
24	Vedanta Exploration Ireland Limited(d)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
25	Cairn India Holdings Limited	13.96%	9,129	4.83%	909	0.00%	—	4.63%	909
26	Cairn Energy Hydrocarbons Limited	4.33%	2,828	3.77%	709	0.00%	—	3.61%	709
27	Cairn Lanka (Private) Limited	(0.75%)	(491)	0.03%	5	0.00%	—	0.03%	5
28	Cairn South Africa (Pty) Limited(d)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
29	CIG Mauritius Holding Private Limited(e)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
30	CIG Mauritius Private Limited(e)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
31	Cairn Energy Gujarat Block 1 Limited(e)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
32	AvanStrate Inc	(3.01%)	(1,968)	(0.03%)	(5)	0.00%	—	(0.03%)	(5)
33	AvanStrate Korea Inc	(2.96%)	(1,938)	(0.72%)	(135)	0.00%	—	(0.69%)	(135)
34	AvanStrate Taiwan Inc	3.98%	2,602	(0.37%)	(69)	0.00%	—	(0.35%)	(69)
	Non-controlling interests in all subsidiaries	(26.49%)	(17,321)	(26.10%)	(4,908)	(4.86%)	(40)	(25.21%)	(4,948)

Integrated Report and Annual Accounts 2021-22      537

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

		Net Assets				Share in other		Share in total
		(Total assets less total liabilities)		Share in profit and loss		comprehensive income (OCI)		comprehensive income (TCI)
Sl. No.	Name of the entity	As at 31 March 2022		Year ended 31 March 2022		Year ended 31 March 2022		Year ended 31 March 2022
		As % of consolidated net assets	Amount (₹ in crore)	As % of consolidated profit	Amount (₹ in crore)	As % of consolidated OCI	Amount (₹ in crore)	As % of consolidated TCI	Amount (₹ in Crore)
	Associates and Joint ventures (per Equity method) (g)
	Indian
1	Gaurav Overseas Private Limited	0.00%	0	(0.00%)	(0)	(0.06%)	(1)	(0.00%)	(1)
2	Raykal Aluminium Company Private Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
3	Madanpur South Coal Company Limited	0.00%	1	0.00%	0	0.00%	—	0.00%	0
4	Goa Maritime Private Limited	(0.00%)	(0)	0.00%	0	0.00%	—	0.00%	0
	Foreign
1	Rosh Pinah Health Care (Proprietary) Limited	0.00%	1	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
2	Gergarub Exploration and Mining (Pty) Limited	0.00%	0	0.00%	—	0.00%	—	0.00%	—
3	RoshSkor Township (Pty) Ltd	0.00%	2	(0.00%)	(1)	0.00%	—	(0.00%)	(1)
	Consolidation Adjustments/Eliminations (f)	(61.35%)	(40,114)	(40.93%)	(7,696)	75.76%	624	(36.05%)	(7,075)

	Total	100.00%	65,383	100.00%	18,802	100.00%	823	100.00%	19,625

(a)	Passed a resolution for striking off
(b)	Acquired during the year
(c)	Incorporated during the year
(d)	Liquidated during the year (e)Under Liquidation
(f)	Consolidation adjustments/eliminations include intercompany eliminations, consolidation adjustments and GAAP differences.
(g)	Excludes Rampia Coal Mines & Energy Private Limited which was struck off by Ministry of Corporate Affairs (“MCA”) on 19 April 2021.
1.

The Group has filed an application at Mumbai NCLT on 25 September 2021 and at Chennai NCLT on 29 September 2021 for the merger of Maritime Ventures Private Limited, Sterlite Ports Limited, Paradip Multi Cargo Berth Private Limited, Goa Sea Port Private Limited with Sesa Mining Corporation Limited.

2.

The Group has filed an application at NCLT Cuttack on 16 September 2021 for the merger of FACOR Power Limited with Ferro Alloy Corporation Limited (“FACOR”). Exchange Rates as at 31 March 2022: 1 AUD= ₹56.6197, 1 USD = ₹75.5874, 1 AED = ₹20.5764, 1 NAD = ₹5.1941, 1 ZAR = ₹5.1941, 1 JPY = ₹0.620436

Average Exchange Rates for the year ended 31 March 2022: 1 AUD= ₹55.0435, 1 USD = ₹74.4623, 1 AED = ₹20.2701, 1 NAD = ₹5.0119, 1 ZAR = ₹5.0119, 1 JPY = ₹0.663175

538      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

		Net Assets (Total assets less total liabilities)		Share in profit and loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
Sl. No.	Name of the entity	As at 31 March 2021		Year ended 31 March 2021		Year ended 31 March 2021		Year ended 31 March 2021
		As % of consolidated net assets	Amount (₹ in crore)	As % of consolidated profit	Amount (₹ in crore)	As % of consolidated OCI	Amount (₹ in crore)	As % of consolidated TCI	Amount (₹ in crore)
Parent
Vedanta Limited		123.30%	76,790	90.53%	10,503	(51.82%)	(57)	89.19%	10,446
Indian Subsidiaries
1	Hindustan Zinc Limited	51.89%	32,313	68.78%	7,980	(4.55%)	(5)	68.09%	7,975
2	Bharat Aluminium Company Limited	7.95%	4,952	9.05%	1,050	(41.77%)	(46)	8.57%	1,004
3	MALCO Energy Limited	0.44%	275	0.39%	45	0.05%	0	0.38%	45
4	Talwandi Sabo Power Limited	5.16%	3,213	(0.63%)	(73)	0.00%	—	(0.62%)	(73)
5	Sesa Resources Limited	0.04%	28	0.16%	18	0.00%	—	0.15%	18
6	Sesa Mining Corporation Limited	(0.26%)	(165)	0.59%	69	(3.10%)	(3)	0.56%	66
7	Sterlite Ports Limited	(0.01%)	(5)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
8	Vizag General Cargo Berth Private Limited	0.02%	11	(0.08%)	(9)	0.11%	0	(0.08%)	(9)
9	Paradip Multi Cargo Berth Private Limited	(0.00%)	(2)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
10	Maritime Ventures Private Limited	0.03%	20	0.10%	12	0.00%	—	0.10%	12
11	Goa Sea Port Private Limited	(0.00%)	(3)	(0.02%)	(2)	0.00%	—	(0.02%)	(2)
12	Vedanta Limited ESOS Trust	0.08%	47	0.00%	—	0.01%	0	0.00%	0
13	ESL Steel Limited	10.00%	6,225	23.55%	2,732	(0.48%)	(1)	23.32%	2,731
14	Ferro Alloy Corporation Limited (FACOR)(c)	0.61%	378	(6.80%)	(789)	2.73%	3	(6.71%)	(786)
15	Facor Realty and Infrastructure Limited (c)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
16	FACOR Power Ltd (c)	(1.05%)	(654)	(0.97%)	(113)	0.00%	—	(0.96%)	(113)
Foreign Subsidiaries
1	Copper Mines of Tasmania Pty Limited	(0.85%)	(531)	0.19%	22	0.00%	—	0.19%	22
2	Thalanga Copper Mines Pty Limited	(0.05%)	(30)	(0.08%)	(9)	0.00%	—	(0.08%)	(9)
3	Monte Cello BV	0.30%	188	0.03%	3	0.00%	—	0.03%	3
4	Bloom Fountain Limited	(12.49%)	(7,780)	(2.01%)	(233)	0.00%	—	(1.99%)	(233)
5	Western Cluster Limited	(1.43%)	(891)	(0.19%)	(22)	0.00%	—	(0.19%)	(22)
6	Sterlite (USA) Inc. (b)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
7	Fujairah Gold FZC	(0.57%)	(355)	(1.76%)	(204)	12.73%	14	(1.62%)	(190)
8	THL Zinc Ventures Limited	2.41%	1,501	0.00%	—	0.00%	—	0.00%	—
9	THL Zinc Limited	5.74%	3,572	(0.02%)	(2)	0.00%	—	(0.02%)	(2)
10	THL Zinc Holding BV	2.54%	1,581	0.05%	6	0.00%	—	0.05%	6
11	THL Zinc Namibia Holdings (Proprietary) Limited	0.99%	615	3.69%	428	0.00%	—	3.65%	428
12	Skorpion Zinc (Proprietary) Limited	0.01%	9	3.78%	439	0.00%	—	3.75%	439

Integrated Report and Annual Accounts 2021-22      539

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

		Net Assets (Total assets less total liabilities)		Share in profit and loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
Sl. No.	Name of the entity	As at 31 March 2021		Year ended 31 March 2021		Year ended 31 March 2021		Year ended 31 March 2021
		As % of consolidated net assets	Amount (₹ in crore)	As % of consolidated profit	Amount (₹ in crore)	As % of consolidated OCI	Amount (₹ in crore)	As % of consolidated TCI	Amount (₹ in crore)
13	Skorpion Mining Company (Proprietary) Limited	(2.43%)	(1,511)	(0.40%)	(46)	0.00%	—	(0.39%)	(46)
14	Namzinc (Proprietary) Limited	1.12%	699	(0.91%)	(106)	0.00%	—	(0.91%)	(106)
15	Amica Guesthouse (Proprietary) Limited	0.00%	2	0.01%	1	0.00%	—	0.01%	1
16	Black Mountain Mining Proprietary Limited	3.30%	2,058	4.86%	564	2.63%	3	4.84%	567
17	Vedanta Lisheen Holdings Limited	0.04%	24	0.00%	—	0.00%	—	0.00%	—
18	Vedanta Lisheen Mining Limited	0.11%	67	0.03%	3	0.00%	—	0.03%	3
19	Killoran Lisheen Mining Limited	0.02%	14	(0.01%)	(1)	0.00%	—	(0.01%)	(1)
20	Killoran Lisheen Finance Limited(b)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
21	Lisheen Milling Limited	0.13%	82	(0.56%)	(65)	0.00%	—	(0.55%)	(65)
22	Lisheen Mine Partnership	0.00%	—	(0.13%)	(15)	0.00%	—	(0.13%)	(15)
23	Lakomasko BV	(0.00%)	(0)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
24	Vedanta Exploration Ireland Limited(b)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
25	Cairn India Holdings Limited	20.16%	12,557	7.64%	886	0.00%	—	7.56%	886
26	Cairn Energy Hydrocarbons Limited	7.13%	4,441	2.86%	332	0.00%	—	2.83%	332
27	Cairn Lanka (Private) Limited	(0.76%)	(476)	0.01%	1	0.00%	—	0.01%	1
28	Cairn South Africa (Pty) Limited	0.00%	—	0.01%	1	0.00%	—	0.01%	1
29	CIG Mauritius Holding Private Limited(b)	0.00%	0	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
30	CIG Mauritius Private Limited(b)	0.00%	0	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
31	Cairn Energy Discovery Limited(d)	0.00%	0	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
32	Cairn Exploration (No. 2) Limited(d)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
33	Cairn Energy Gujarat Block 1 Limited	0.00%	2	0.00%	0	0.00%	—	0.00%	0
34	Cairn Energy India Pty Limited(d)	0.00%	—	0.00%	—	0.00%	—	0.00%	—
35	AvanStrate Inc	(3.36%)	(2,095)	0.40%	46	0.00%	—	0.39%	46
36	AvanStrate Korea Inc	(3.11%)	(1,934)	(1.20%)	(139)	0.00%	—	(1.19%)	(139)
37	AvanStrate Taiwan Inc	4.57%	2,845	(0.88%)	(102)	0.00%	—	(0.87%)	(102)
	Non-controlling interests in all subsidiaries	(24.31%)	(15,138)	(29.56%)	(3,430)	(84.55%)	(93)	(30.08%)	(3,523)

540      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

		Net Assets (Total assets less total liabilities)		Share in profit and loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
Sl. No.	Name of the entity	As at 31 March 2021		Year ended 31 March 2021		Year ended 31 March 2021		Year ended 31 March 2021
		As % of consolidated net assets	Amount (₹ in crore)	As % of consolidated profit	Amount (₹ in crore)	As % of consolidated OCI	Amount (₹ in crore)	As % of consolidated TCI	Amount (₹ in crore)
	Associates and Joint Ventures (per Equity method)
	Indian
1	Gaurav Overseas Private Limited	0.00%	0	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
2	Raykal Aluminium Company Private Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
3	Rampia Coal Mines & Energy Private Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
4	Madanpur South Coal Company Limited	0.00%	1	0.00%	0	0.00%	—	0.00%	0
5	Goa Maritime Private Limited	(0.00%)	(0)	0.00%	0	0.00%	—	0.00%	0
	Foreign
1	Rosh Pinah Health Care (Proprietary) Limited	0.00%	1	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
2	Gergarub Exploration and Mining (Pty) Limited	0.00%	0	0.00%	—	0.00%	—	0.00%	—
3	RoshSkor Township (Pty) Ltd	0.00%	3	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
	Consolidation Adjustments/Eliminations (a)	(97.41%)	(60,666)	(70.48%)	(8,177)	268.01%	295	(67.30%)	(7,883)

	Total	100.00%	62,278	100.00%	11,602	100.00%	110	100.00%	11,712

(a)	Consolidation adjustments/eliminations include intercompany eliminations, consolidation adjustments and GAAP differences.
(b)	Under liquidation
(c)	Acquired during the year
(d)	Liquidated during the year

Exchange Rates as at 31 March 2021: 1 AUD= ₹55.7611, 1 USD = ₹73.2973, 1 AED = ₹19.953, 1 NAD = ₹4.9432, 1 ZAR = ₹4.9432, 1 JPY = ₹0.662126

Average Exchange Rates for the year ended 31 March 2021: 1 AUD= ₹53.2235, 1 USD = ₹74.1056, 1 AED = ₹20.173, 1 NAD = ₹4.5269, 1 ZAR = ₹4.5269, 1 JPY = ₹0.699023

As per our report of even date

For S.R. Batliboi & Co. LLP

Chartered Accountants

ICAI Firm Registration No. 301003E/E300005

per Sudhir Soni

Partner

Membership No. 41870

Place: Mumbai

Date: 28 April 2022

For and on behalf of the Board of Directors

Navin Agarwal

Executive Vice-Chairman and Whole-Time Director

DIN: 00006303

Ajay Goel

Acting Group Chief Financial Officer

PAN AEAPG8383C

Place: New Delhi

Date: 28 April 2022

Sunil Duggal

Whole-Time Director and Group

Chief Executive Officer

DIN: 07291685

Prerna Halwasiya

Company Secretary and Compliance Officer

ICSI Membership No. A20856

Integrated Report and Annual Accounts 2021-22      541

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Form AOC-I

Salient features of Subsidiaries pursuant to first proviso to sub-section (3) of Section 129 read with rule 5 of the Companies (Accounts) Rules, 2014

														(₹ in crore)
Sl. No.	Name of the Subsidiary	Reporting Period	Reporting Currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/ (Loss) Before Taxation	Provision for Taxation/ (credit)	Profit/ (Loss) After Taxation	Proposed Dividend - Proposed Final Dividend	% of shareholding
1	Bharat Aluminium Company Limited	April to March	INR - INDIAN RUPEE	221	7,451	14,063	6,390	305	13,717	3,556	820	2,736	—	51
2	Copper Mines of Tasmania Pty Limited	April to March	AUD - Australian Dollar	—	(605)	113	718	—	17	(64)	—	(64)		100
3	Thalanga Copper Mines Pty Limited	April to March	AUD - Australian Dollar	3	71	113	38	—	110	102	—	102	—	100
4	Monte Cello BV	April to March	USD - United States Dollar	0	196	219	22	—	—	3	0	3	—	100
5	Hindustan Zinc Limited	April to March	INR - INDIAN RUPEE	845	33,437	44,671	10,389	15,051	29,440	14,101	4,471	9,630	—	64.92
6	MALCO Energy Limited	April to March	INR - INDIAN RUPEE	5	285	576	285	10	214	15	—	15	—	100
7	Fujairah Gold FZC	April to March	AED - Emirati Dirham	6,912	(7,516)	525	1,129	—	4,056	(232)	—	(232)	—	100
8	Talwandi Sabo Power Limited	April to March	INR - INDIAN RUPEE	3,207	(115)	11,827	8,735	—	4,406	(162)	(40)	(122)	—	100
9	Sterlite (USA) Inc.[1]	April to March	USD - United States Dollar	—	—	—	—	—	—	—	—	—	—	100
10	THL Zinc Ventures Limited	April to March	USD - United States Dollar	76	(3,821)	1,550	5,295	—	—	(2)	—	(2)	—	100
11	THL Zinc Ltd	April to March	USD - United States Dollar	68	(3,151)	3,743	6,826	—	—	6	—	6	—	100

542      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Form AOC-I

Salient features of Subsidiaries pursuant to first proviso to sub-section (3) of Section 129 read with rule 5 of the Companies (Accounts) Rules, 2014

														(₹ in crore)
Sl. No.	Name of the Subsidiary	Reporting Period	Reporting Currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/ (Loss) Before Taxation	Provision for Taxation/ (credit)	Profit/ (Loss) After Taxation	Proposed Dividend - Proposed Final Dividend	% of shareholding
12	THL Zinc Holding BV	April to March	USD - United States Dollar	39	(2,510)	3,141	5,613	—	—	33	4	29	—	100
13	THL Zinc Namibia Holdings (Proprietary) Ltd	April to March	NAD - Namibian Dollar	8	638	653	8	—	—	(0)	—	(0)	—	100
14	Skorpion Zinc (Proprietary) Limited	April to March	NAD - Namibian Dollar	3	8	521	511	5	—	0	—	0	—	100
15	Skorpion Mining Company (Proprietary) Limited	April to March	NAD - Namibian Dollar	0	(1,597)	1,665	3,262	—	—	(9)	—	(9)	—	100
16	Namzinc (Proprietary) Limited	April to March	NAD - Namibian Dollar	0	719	2,481	1,762	—	—	(14)	—	(14)	—	100
17	Amica Guesthouse (Proprietary) Limited	April to March	NAD - Namibian Dollar	0	2	4	2	—	2	(0)	—	(0)	—	100
18	Black Mountain Mining (Proprietary) Limited	April to March	ZAR - South African Rand	0	2,951	5,896	2,945	—	4,450	1,048	273	775	—	74
19	Vedanta Lisheen Holdings Limited	April to March	USD - United States Dollar	—	165	201	36	—	—	6	3	3	—	100
20	Vedanta Lisheen Mining Limited	April to March	USD - United States Dollar	1,672	(1,593)	79	—	—	(1)	(1)	0	(1)	—	100
21	Killoran Lisheen Mining Limited	April to March	USD - United States Dollar	1,645	(1,622)	24	—	—	—	2	—	2	—	100

Integrated Report and Annual Accounts 2021-22      543

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Form AOC-I

Salient features of Subsidiaries pursuant to first proviso to sub-section (3) of Section 129 read with rule 5 of the Companies (Accounts) Rules, 2014

														(₹ in crore)
SI. No.	Name of the Subsidiary	Reporting Period	Reporting currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/ (Loss) Before Taxation	Provision for Taxation/ (credit)	Profit/ (Loss) After Taxation	Proposed Dividend - Proposed Final Dividend	% of shareholding
22	Killoran Lisheen Finance Limited [1]	April to March	USD - United States Dollar	—	—	—	—	—	—	—	—	—	—	100
23	Lisheen Milling Limited	April to March	USD - United States Dollar	0	77	123	47	—	—	(2)	1	(3)	—	100
24	Lisheen Mine Partnership	April to March	USD - United States Dollar	—	(21)	47	68	—	3	0	2	(2)	—	100
25	Sterlite Ports Limited [6]	April to March	INR - INDIAN RUPEE	0	(6)	0	6	—	—	(0)	—	(0)	—	100
26	Vizag General Cargo Berth Private Limited	April to March	INR - INDIAN RUPEE	47	(59)	520	531	27	163	(24)	(1)	(23)	—	100
27	Cairn India Holdings Limited	April to March	USD - United States Dollar	5,711	3,418	10,949	1,820	90	—	916	6	909	—	100
28	Cairn South Africa (Pty) Limited [1]	April to March	USD - United States Dollar	—	—	—	—	—	—	—	—	—	—	100
29	Cairn Energy Hydrocarbons Limited	April to March	USD - United States Dollar	1,079	1,750	10,554	7,726	1,298	5,808	1,317	609	709	—	100
30	Cairn Lanka (Private) Limited	April to March	USD - United States Dollar	1,288	(1,779)	(471)	20	—	—	5	—	5	—	100
31	CIG Mauritius Holding Private Limited[2]	April to March	USD - United States Dollar	—	—	—	—	—	—	—	—	—	—	100

544      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Form AOC-I

Salient features of Subsidiaries pursuant to first proviso to sub-section (3) of Section 129 read with rule 5 of the Companies (Accounts) Rules, 2014

														(₹ in crore)
SI. No.	Name of the Subsidiary	Reporting Period	Reporting currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/ (Loss) Before Taxation	Provision for Taxation/ (credit)	Profit/ (Loss) After Taxation	Proposed Dividend - Proposed Final Dividend	% of shareholding
32	CIG Mauritius Private Limited [2]	April to March	USD - United States Dollar	—	—	—	—	—	—	—	—	—	—	100
33	Cairn Energy Gujarat Block 1 Limited [2]	April to March	USD - United States Dollar	—	—	—	—	—	—	—	—	—	—	100
34	Paradip Multi Cargo Berth Private Limited [6]	April to March	INR - INDIAN RUPEE	0	(2)	4	6	—	—	(0)	—	(0)	—	100
35	Bloom Fountain Limited	April to March	USD - United States Dollar	16,923	(25,189)	0	8,265	—	—	(239)	—	(239)	—	100
36	Western Cluster Limited	April to March	USD -United States Dollar	—	(951)	2	953	—	—	(32)	—	(32)	—	100
37	Sesa Resources Limited	April to March	INR - INDIAN RUPEE	1	50	185	133	—	53	24	—	24	—	100
38	Sesa Mining Corporation Limited [6]	April to March	INR - INDIAN RUPEE	12	(122)	211	321	—	97	54	—	54	—	100
39	Vedanta Exploration Ireland Limited [1]	April to March	USD - United States Dollar	—	—	—	—	—	—	—	—	—	—	100
40	Maritime Ventures Private Limited [6]	April to March	INR - INDIAN RUPEE	0	35	53	17	2	75	22	7	15	—	100
41	Lakomasko BV	April to March	USD - United States Dollar	0	(1)	0	1	0	—	(0)	0	(0)	—	100

Integrated Report and Annual Accounts 2021-22      545

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Form AOC-I

Salient features of Subsidiaries pursuant to first proviso to sub-section (3) of Section 129 read with rule 5 of the Companies (Accounts) Rules, 2014

														(₹ in crore)
SI. No.	Name of the Subsidiary	Reporting Period	Reporting currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/ (Loss) Before Taxation	Provision for Taxation/ (credit)	Profit/ (Loss) After Taxation	Proposed Dividend - Proposed Final Dividend	% of shareholding
42	Goa Sea Port Private Limited [6]	April to March	INR - INDIAN RUPEE	0	(3)	—	3	—	—	—	—	—	—	100
43	Vedanta Limited ESOS Trust	April to March	INR - INDIAN RUPEE	0	51	230	179	0	—	0	—	0	—	100
44	AvanStrate Inc	April to March	JPY - Japanese Yen	6	(1,974)	2,875	4,843	—	—	(5)	—	(5)	—	51.63
45	AvanStrate Korea Inc	April to March	JPY - Japanese Yen	795	(2,733)	538	2,476	—	88	(135)	—	(135)	—	51.63
46	AvanStrate Taiwan Inc	April to March	JPY - Japanese Yen	325	2,277	3,262	660	—	377	(69)	—	(69)	—	51.63
47	Ferro Alloy Corporation Limited (FACOR) [7]	April to March	INR - INDIAN RUPEE	34	595	943	314	—	833	338	85	253	—	100
48	Facor Realty and Infrastructure Limited [3]	April to March	INR - INDIAN RUPEE	0	(0)	0	0	—	—	(0)	—	(0)	—	100
49	FACOR Power Ltd [7]	April to March	INR - INDIAN RUPEE	230	(945)	627	1,342	—	138	(50)	—	(50)	—	90

546      Vedanta Limited

Integrated Report	Statutory Reports	Financial Statements

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Form AOC-I

Salient features of Subsidiaries pursuant to first proviso to sub-section (3) of Section 129 read with rule 5 of the Companies (Accounts) Rules, 2014

														(₹ in crore)
SI. No.	Name of the Subsidiary	Reporting Period	Reporting currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/ (Loss) Before Taxation	Provision for Taxation/ (credit)	Profit/ (Loss) After Taxation	Proposed Dividend - Proposed Final Dividend	% of shareholding
50	ESL Steel Limited	April to March	INR - INDIAN RUPEE	1,849	4,279	11,151	5,023	180	6,596	24	119	(95)	—	95.74
51	Desai Cement Company Private Limited [4]	November to March	INR - INDIAN RUPEE	2	12	29	16	—	—	(3)	(2)	(1)	—	100
52	Hindustan Zinc Alloys Private Limited [5]	November to March	INR - INDIAN RUPEE	—	—	—	—	—	—	—	—	—	—	64.92
53	Vedanta Zinc Football & Sports Foundation [5]	November to March	INR - INDIAN RUPEE	—	—	—	—	—	—	—	—	—	—	64.92

A.	Exchange Rates as at 31 March 2022: 1 AUD= ₹56. 6197, 1 USD = ₹75.5874, 1 AED = ₹20.5764, 1 NAD = ₹5.1941, 1 ZAR = ₹5.1941, 1 JPY = ₹0.620436
B.	Average Exchange Rates for the year ended 31 March 2022: 1 AUD= ₹55.0435, 1 USD = ₹74.4623, 1 AED = ₹20.2701, 1 NAD = ₹5.0119, 1 ZAR = ₹5.0119, 1 JPY = ₹0.663175
1	Liquidated during the year.
2	Under liquidation.
3	Passed a resolution for striking off
4	Acquired during the year.
5	Incorporated during the year.
6

The Group has filed an application at Mumbai NCLT on 25 September 2021 and at Chennai NCLT on 29 September 2021 for the merger of Maritime Ventures Private Limited, Sterlite Ports Limited, Paradip Multi Cargo Berth Private Limited, Goa Sea Port Private Limited with Sesa Mining Corporation Limited

7	The Group has filed an application at NCLT Cuttack on 16 September 2021 for the merger of FACOR Power Limited with Ferro Alloy Corporation Limited (“FACOR”).

Integrated Report and Annual Accounts 2021-22      547

Notes

forming part of the consolidated financial statements as at and for the year ended 31 March 2022

Form AOC-I

Salient features of Associate companies and Joint Ventures pursuant to first proviso to sub-section (3) of Section 129 read with rule 5 of the Companies (Accounts) Rules, 2014

Sl. No.	Name of Associates/Joint Ventures (a)	RoshSkor Township (Pty) Ltd	Gaurav Overseas Private Limited	Madanpur South Coal Company Limited	Goa Maritime Private Limited	Raykal Aluminium Company Private Limited	Rosh Pinah Health Care (Proprietary) Limited	Gergarub Exploration and Mining (Pty) Limited
1	Latest audited Balance sheet date	30 June 2021	31 March 2022	31 March 2022	31 March 2022	31 March 2016	31 December 2020	30 April 2021
2	Shares of Associate/Joint Ventures held by the Company at the year end
	- Number	50	3,23,000	1,14,421	5,000	12,250	69	51
	- Amount of investment (₹ crore)	0.00	0.32	1.96	0.01	0.00	0.00	0.00
	- % of holding	50.00%	50.00%	17.62%	50.00%	24.50%	69.00%	51.00%
3	Description of how there is significant influence	By way of ownership	By way of ownership	N.A.	N.A.	N.A.	Joint control of the entity	Joint control of the entity
4	Networth attributable to shareholding as per latest audited Balance sheet (₹ crore)	2.42	0.34	1.41	(0.05)	—	1.05	0.00
5	Profit/(Loss) for the year (₹ crore)	(0.52)	(0.01)	0.12	0.00	—	(0.09)	—

a)	Excludes Rampia Coal Mines & Energy Private Limited which was struck off by Ministry of Corporate Affairs (“MCA”) on 19 April 2021.

For and on behalf of the Board of Directors

Navin Agarwal	Sunil Duggal	Ajay Goel	Prerna Halwasiya
Executive Vice-Chairman and Whole-Time Director	Whole-Time Director and Group Chief Executive Officer	Acting Group Chief Financial Officer PAN AEAPG8383C	Company Secretary and Compliance Officer ICSI Membership No. A20856
DIN: 00006303	DIN: 07291685

Place: New Delhi
Date: 28 April 2022

548      Vedanta Limited

VEDANTA LIMITED 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (E), Mumbai - 400 093, Maharashtra CIN: L13209MH1065PLC291394 | www.vedantalimited.com